Form 10-K, Exhibit 13
period 1994-09-30
WOODWARD GOVERNOR CO
filed 1994-12-29
CIK 108312

                                BUSINESS
                                DESCRIPTION


                                The Woodward Governor Company
                                designs and manufactures fuel delivery
                                and control systems for prime movers.


                                C O N T E N T S

                                To All Shareholder and Worker Members 2
                                Focusing On World Markets 5
                                Financial Summary and Analysis 11
                                Financial Statements 15
                                Summary of Operations/Ten Year Record 27
                                Board of Directors 28



FINANCIAL HIGHLIGHTS
Fiscal year ended September 30th             1994      1993       1992
(In Thousands of Dollars except per
 share amounts and other data)
Operating Results
  Net billings for products and services  $333,207  $331,156  $374,173
  Total costs and expenses*                338,402   308,072   341,197
  Earnings (loss) before cumulative
    effect of accounting changes            (3,273)   13,389    20,212
     Per share                               (1.11)     4.50      7.23
  Cumulative effect of accounting changes,
     net of tax                                      (17,417)
     Per share                                         (5.86)
  Net earnings (loss)                       (3,273)   (4,028)   20,212
     Per share                               (1.11)    (1.36)     7.23
  Cash dividends per share                    3.72      3.72      3.70

Year-end Financial Position
  Working capital                          113,751   107,809   103,818
  Total assets                             323,318   332,461   331,653
  Long-term debt                            32,665    36,246    40,135
  Shareholders' equity                     193,846   206,222   219,690

Other Data
  Shareholders' equity per share            $66.29    $69.42    $73.90
  Worker members                             3,439     3,264     3,632
  Registered shareholder members             2,256     2,301     2,301

*Total costs and expenses includes restructuring expense of $23,700, $3,480, and $2,741 for 1994, 1993, and 1992, respectively.

TO ALL SHAREHOLDER AND WORKER MEMBERS
Woodward Governor Company

   Fiscal year 1994 sales figures did not reach initial expectations. Industrial markets remained flat, and the aircraft industry continued its decline.
Although we saw many encouraging opportunities last year, they did not mature quickly enough to generate the business we envisioned. We remain optimistic because most of these opportunities are still viable, and we are well prepared to take advantage of them as they develop.

   Total sales during fiscal year 1994 were $333.2 million, a slight increase from last year's $331.2 million. Earnings (loss) before income taxes and cumulative effect of accounting changes decreased from $23.1 million to $(5.2) million due principally to a restructuring expense of $23.7 million. In fiscal 1994, earnings (loss) per share before the cumulative effect of accounting changes were $(1.11) compared to $4.50 last year.

   Throughout the year, we have invested a great deal of time and effort analyzing global markets to determine the proper areas in which to concentrate our resources. We did so because it is good business, and because we take the confidence placed in us by shareholder members very seriously. The best way we can fulfill our obligation to maximize shareholder investment is to focus on meeting customer needs, not only during the short term but also over the long term.

   In today's markets, customers have increased expectations of prime mover controls and control systems. In the "Focusing on World Markets" section of this report, we describe how we continue to make considerable investment in the research and development needed to meet market demands. As a result, we recently introduced several products, and we diligently work to develop new control concepts to meet emerging customer needs.

   Where we once made products to perform discrete functions, we now deliver integrated systems capable of performing a variety of tasks, at the lowest cost possible. To be the supplier of choice, we must exceed market demands and use our unique strengths to our advantage.

   To reduce operating costs and eliminate excess aircraft capacity, we will close a leased facility in Rockford and eliminate aircraft parts manufacturing operations at Stevens Point, Wisconsin. We will consolidate all aircraft operations into the two remaining Rockford-area plants and sell the Stevens Point plant. The Hydraulic Turbine Controls operation will remain in Stevens Point for the time being. We also intend to divest ourselves of Bauer Aerospace as it has continued to operate at a loss and no longer matches our long-term strategic goals. Although these actions will result in a one-time restructuring expense of $23.7 million, they will help improve profitability in future years.

   As our markets change and require complete systems, we must quickly acquire or develop new technology by using the most cost-effective means possible. We have taken appropriate steps to meet this requirement. To address the needs of medium and large diesel engine markets, we acquired two firms in Germany:
Einspritzgertewerk Aken, a manufacturer of fuel injection pumps, and Feingertebau Kelbra, a firm making fuel injection nozzles. These operations have become Woodward Governor Germany GmbH. We also bought HSC Controls, Inc. in Buffalo, New York. HSC makes key components required for new generations of aircraft controls. Total shipments of the three companies included in 1994 results were $10.7 million.

   This year we implemented our new management information system (MIS), completing a major five-year commitment in both time and money. The new system's flexibility allows members to input and retrieve information on a real-time basis. In addition, the system's modular design allows for expansion or modification as our business needs change.

   On the organizational side, the Board elected Michael T. Yonker and Lawrence
E. Gloyd to serve as directors, and we welcome them to the organization. Mr. Yonker is President and Chief Executive Officer at Portec, Inc. of Chicago, Illinois, and Mr. Gloyd is Chairman, President and Chief Executive Officer at CLARCOR, Inc. of Rockford, Illinois. On January 12, 1994 the Board of Directors elected Stephen P. Carter to serve as Assistant Treasurer. He has been with the company for seven years.

   As we reported last year, we had anticipated that 1994 would place increased demands on Woodward Governor Company, and this past year has certainly fulfilled that expectation. Next year, 1995, also holds a full slate of challenges for us. In addition to the effective implementation of the 1994 decisions, we must maintain a strong, focused effort to develop new business while we continue with aggressive efforts to reduce our cost base. Competitive markets, demanding unique solutions to engine control needs, require that we supply complex controls at lower costs than ever before. We are moving aggressively to meet these requirements, and we will be successful.

   It goes without saying that the single most important element in our success is our persevering, dedicated, talented membership. We all have proven we have the ability to accomplish great things by setting goals, making commitments to one another, and following through on them. Time and again, the members have demonstrated they are conscientious and take their promises seriously.

   We will redouble our efforts to ensure that we not only maintain the atmosphere that fosters this commitment but also will work diligently to improve it. Working together through every level of our company, we intend to eliminate barriers and encourage communication concerning every activity, every decision, every interaction to flow quickly through the company. By doing so, everyone will be able to pull together toward our common goal the success of Woodward Governor Company.

   Woodward Governor Company is fortunate to have a strong foundation based on the Corporate Partnership philosophy. With the full support of both our worker and shareholder members, we will take the necessary steps to realign our resources within the global marketplace, as we better prepare ourselves to convert opportunity into reality. Working together, we shall meet the challenges ahead and maintain the position of leadership, quality, and service that is the hallmark of Woodward Governor Company.

Sincerely,



Calvin C. Covert
Chairman of the Board



John A. Halbrook
President and
Chief Executive Officer

November 30, 1994

FOCUSING ON WORLD MARKETS
Woodward Governor Company

   Customers throughout our markets demand more from the products they purchase, and they want them at the lowest price possible. Not only do customers demand more, but competition has become fierce. Pure prime mover control no longer is sufficient. The industrial marketplace wants systems capable of managing additional plant operations, and many customers need to exert control from a remote location. In the aviation marketplace, control systems based on electronic technology have become industry standards as customers increasingly move in that direction.

   Over the past two decades, we steadily improved the features of our controls and the benefits they deliver. In keeping with our worldwide market commitment, we continue to meet the demands of a broadening customer base and customers have recognized us for our accomplishments. Because of these achievements, we see important opportunities opening to us. Foremost is the opportunity to expand further into markets throughout the world. Furthermore, as emission laws continue to drive technology, we will work with our customers to design and develop new controls and accessories for the emerging clean-burning, fuel-efficient engines and turbines used in tomorrow's industrial and aviation applications.

INDUSTRIAL CONTROLS

   With the advent of digital controls, competition has become intense. To be successful, we are making every effort to increase our customer associations and continue to discover and respond to market needs.

   We hold relatively strong positions with the traditional market of original equipment manufacturers (OEMs), and we have achieved increased success with end user markets. Although many OEMs make their own controls, and generally use them when they can, we provide them with controls to solve unique problems. Woodward's specialized know-how offers OEMs a cost effective approach to meet unusual or specialized control requirements.

   Retrofit markets exist throughout the world and increasingly offer opportunities for our controls. The world's need for automation, improved fuel efficiency, emission control, and reliability are the primary drivers for these markets. Electrical power generation, oil and gas transmission (pipelines), and process industries are some industries that offer substantial growth possibilities for retrofit applications.

   The development of available energy resources will be important if many emerging countries are to become world-class industrial nations. Effective prime mover control will be an important part of this development, and we are making our products known in these areas.

   Our business units interact with customers in Europe, Africa, and the Middle East, including countries once part of the Soviet Union. Throughout Eastern Europe, there exist untapped markets for turbine controls, including hydropower applications.

   One area where there is particularly strong competition is the Asia/Pacific region. This situation highlights the significant market potential existing there.

   China also offers an almost unlimited range of opportunities for all our industrial controls including hydroturbine controls.

   The use of electronic control applications is growing throughout South America. This area has a need for upgraded hydroturbine controls. Throughout all our industrial markets, we believe 1995 offers strong sales potential.

Turbomachinery Controls

   For turbomachinery applications, the NetCon 5000(@) system remains a premier control for large retrofit applications. This year, Turbomachinery Controls members developed the LinkNet(TM) distributed I/O, the TM1001 precise fuel metering system, the EM35(TM) all-electric actuator for use with established 3103 valves, GAP(TM) software, and the Loopmate control system module. In addition, they significantly enhanced the field-proven 505 and 511 control systems.

   Turbomachinery Controls has emerged as a world leader in dry low emissions
(DLE) turbine control technology. We are working with the three leading aeroderivative gas turbine manufacturers (GE Marine & Industrial Engines, Turbo Power and Marine Systems, and Rolls-Royce) to develop controls and fuel management systems for their DLE turbines.

   An indicator of Turbomachinery Controls' strong capabilities is the completion of some extremely complex retrofit projects. For example, we completed the electrical and mechanical retrofit of one of the largest mainline steam turbines for Consolidated Edison of New York. Such projects have strengthened our presence in retrofit markets; consequently, we enjoy an increased acceptance rate on proposals. Significant credit for this success goes to the regional offices, which we established five years ago.

Hydraulic Turbine Controls (Hydro)

   This year, Hydro continued to solve intricate hydroelectric control problems through the use of specialized digital technology. The members also developed the ModuFlo(TM) valve, which will significantly reduce hydroturbine control costs and manufacturing times. Hydro members are improving control designs to give operators a cleaner environment. These are the types of actions that indicate our commitment to listen to our customers and produce products capable of meeting their needs.

   Another example of our commitment to meet customer needs occurred when a customer had limited water flow, but needed to obtain maximum benefit from those available resources. Hydro installed a system specifically designed to help generate the maximum amount of electrical power from the available water flow.

   Currently we have a group of members working with turbine manufacturers in Japan and have received control systems orders for several large projects. Shipments will begin in fiscal year 1995. We also are prepared to enter into the market as an engineering resource by supplying controls to several generating stations and operating them as a grid from a central location.

Engine Controls

   In October 1993 we introduced our North America network of Central Distributors (CDs) and Authorized Dealers (ADs). Currently we have eleven CDs and fourteen ADs. Already the network has made contact with a large number of end users, increasing Woodward business opportunities. During the year the group achieved good sales growth and 1995 projections indicate continued growth. CDs and ADs are important avenues for us to introduce new products to the end users, who then may request OEMs to include those products on new engines.

   During FY 1994, we introduced new products at a rate sufficient to overcome the decline of our more traditional controls. The TQ-125 control, an integrated control system for small engines, mounts directly on the engine and caters to the large standby engine-generator market. Another new product, the Flo-Tech valve, a low-cost, linearizing flow throttle body actuator/driver with a separate or integrated speed control, has become particularly attractive for use on carbureted gas engine vehicles as well as for wastegate control on these vehicles.

   The new digital sychronizer and load control (DSLC) integrates the function of several older stand-alone electronic units, creating a cost-effective solution for the normal generator-set control. It also offers networking capabilities for future distributed control systems technology.

   We are finding many opportunities to develop new products for OEMs supplying equipment to be world's emerging gas engine markets. As emission laws continue to become more stringent, many users are turning to natural gas engines as a source of power in both vehicular and power generation applications. Our opportunities include supplying everything from small portions to complete systems, depending on the engine manufacturer's control strategy. The mobile applications of these engines are very cost sensitive, and we are making headway at understanding how to achieve low-cost, on-engine electronics.

   We also have enjoyed continued success in the application of existing controls, such as the CLC(TM), a complete locomotive control, the locomotive engine control (LEC), and the 721 digital control. These products are gaining increased acceptance in the United States as well as world markets.

   We made significant progress in the electronic fuel injection market. We developed new products, such as electronic rail valves and solenoid operated gas admission valves, for this market. Also, we acquired assets and product rights of two companies in Germany. In November 1993, we acquired Einspritzgertewerk Aken (EGA), a fuel pump manufacturer, and in September, 1994, Feingertebau

Kelbra GmbH, a firm manufacturing fuel injection nozzles. When we combine our extensive fuel control technology with the products of these two firms, we offer a very strong fuel injection system for medium and slow speed engine applications throughout the world.

AIRCRAFT CONTROLS

   Aviation markets have redefined themselves and stabilized at a growth level much lower than that of the booming '80s. The industry is demanding quieter, less expensive, more fuel efficient turbines to increase operating efficiency and maintain lower levels of noise and exhaust pollution. Electronic control systems play an important role in meeting these objectives.

   As the use of electronics increases, the complexity of individual hydromechanical control assemblies decreases. Although we have maintained market share, the value added per control has decreased. The old main engine "can" control, so popular just a short time ago, required in excess of 2,000 individual parts. Newer hydromechanical fuel metering units generally have fewer than 1,000 parts. In addition, new systems have a higher purchased-part content, while the parts manufactured in-house are very specialized.

   This past year, we acquired HSC Controls, Inc. in Buffalo, New York. HSC is a recognized leader in electromagnetic devices, such as torque motors and servovalves, and its acquisition underlines our commitment to develop electro-magnetic technologies. With HSC, we now have established direct control over increasingly critical components in aircraft control systems. HSC works with other industries, supplying devices used in eye surgery, in respirators, in blood pressure monitors, and in semi-conductor manufacturing. These activities open avenues into new markets.

Large and Small Aircraft Controls

   As aircraft-control markets increasingly ask for total system solutions for control problems, our ability to work with customers to develop and integrate such system components has become essential. Our first application of a fully integrated electronic fuel control system will enter operation in the Williams F129 turbofan engine. The Swedish Air Force selected this engine model to re-engine its fleet of SK-60 trainers. We continue to make significant additional investments to enhance our system integration capabilities.

   To further illustrate our dedication to meet special market needs, we have developed specialized valving to help turbine manufacturers reduce exhaust emissions without sacrificing power. Another advanced development project, our hydraulic multiplexer, has the potential to replace several older components while weighing less and offering greater reliability.

This year the GE90 underwent initial evaluation on a flight-test aircraft. It performed successfully and soon should be ready for certification testing on the Boeing 777. This will be the first of many applications for this engine and its derivatives.

   Also, we are developing controls for the BMW Rolls-Royce BR700 series of engines and working closely with this company. Intended for medium-sized business and commercial aircraft, the BR700 family of engines will make BMW Rolls-Royce a market leader.

Aircraft Product Service Centers

   In spite of the downturn in aircraft markets, our Aircraft Product Service Centers, and other aircraft-control support operations, have been quite successful. Although sales of our new controls declined, revenues from these support services rose. We have gained market share and are benefiting from the the increased population of Woodward controls in the field.

   Thousands of commercial aircraft are equipped with engines using Woodward controls, and these engines will be in use for many decades. As we introduce new products into the world's aviation marketplace, we will continue to upgrade the services offered by our aftermarket support organization. We believe fast, reliable, available support is a critical function to the success of any control or auxiliary device.

     Aircraft controls is a difficult, highly competitive market. Clearly, the aviation industry has experienced momentous change before stabilizing at lowered activity levels. However, we believe our technical know-how, our reputation for producing quality products, and our commitment to work closely with customers will ensure continued success.

FINANCIAL SUMMARY & ANALYSIS
Woodward Governor Company




RESULTS OF OPERATIONS
1994 Compared to 1993

Shipments

   Shipments during 1994 were $333,207,000, .6% above the $331,156,000 shipped in 1993. Price increases accounted for .6%, volume decreases accounted for 3.9% and increases due to acquisitions accounted for 3.2% of the change in 1994 shipments. In addition, shipments from overseas plants translated into over $2,300,000 or .7% more U.S. dollars compared to prior year exchange rates. A decline in Aircraft Controls' shipments was offset by an increase in Industrial Controls' shipments. Military sales continue to decline, dropping from 11.0% of total company shipments in 1993 to 9.6% this year.

   In 1994, the company acquired HSC Controls, Inc. of Buffalo, New York. HSC designs and manufactures torque motors and servovalves primarily for aerospace applications. HSC's shipments from the date of acquisition are included in the Aircraft Controls group. The company also acquired two companies in Germany:
Einspritzgertewerk Aken, a diesel fuel pump manufacturer, and Feingertebau Kelbra, a manufacturer of fuel-injection nozzles. These two companies have been consolidated to become Woodward Governor Germany GmbH. Shipments from the dates of acquisition for these companies are included in the Industrial Controls group this year. Combined shipments included in 1994 results for these three acquisitions amount to $10,699,000.

   Aircraft Controls' shipments were $141,632,000, down 7.0% from last year's total of $152,238,000. In 1994, Aircraft Controls' shipments were 42.5% of total company shipments compared to 46.0% in 1993. The depression in the commercial aircraft industry continues to influence shipments.

   Industrial Controls' shipments in 1994 were $191,575,000 compared to $178,918,000 last year, a 7.1% increase. Shipments made in 1994 represented 57.5% of total company shipments, compared to 54.0% last year. However, shipments of the newly acquired Woodward Governor Germany GmbH accounted for 4.1% of the increase, while existing operations accounted for a 3.0% increase. The importance of worldwide marketing efforts is evidenced by shipments at overseas business units increasing at a higher rate than domestic shipments.

Cost of Goods Sold

   Cost of goods sold was $248,839,000 or 74.7% of net sales in 1994, compared to $246,254,000 or 74.4% in 1993. Material costs increased due to the greater purchased material content of our products, but direct labor costs were reduced as a result of improvements in productivity. Although research and development costs decreased from the prior year, we continue to be committed to these efforts which are necessary for future growth. Engineering costs overall continued to increase because of the need to provide even greater support to current products. Spending on research and development in 1994 amounted to $16,400,000, compared to $18,500,000 in 1993.

Sales, Service, and Administrative Expenses

   In 1994, sales, service, and administrative expenses were $58,557,000, compared to $52,559,000 in 1993. This represents 17.6% of sales, compared to

15.9% in 1993. Included in the 1994 total are the sales, service, and administrative expenses since the dates of acquisition for the three acquired companies. That and the cost of implementing the final phase of the new management information system at all domestic locations were the primary reasons for the increase.

Restructuring Expense

   Restructuring expense in 1994 was $23,700,000, compared to $3,480,000 in 1993, and reflects the major restructuring of the Aircraft Controls group to bring manufacturing capacity in line with current and projected shipment requirements. These costs include the closing of the Stevens Point plant, divesting of Bauer Aerospace, and consolidating all aircraft manufacturing, assembly, and test operations into the two remaining Rockford-area plants. Included in both years are the costs of severance pay offered to terminated workers. The cost of an early retirement program offered to eligible members is included in 1993.

Interest Expense

   Interest expense was $3,941,000 in 1994 compared to $2,722,000 in 1993. The increase over last year is a result of higher levels of borrowing combined with higher interest rates, in addition to $665,000 of interest as the result of completing an income tax review.

Interest Income

   Interest income in 1994 was $708,000 compared to $748,000 in 1993.

Other Expense-Net

   Other expense-net was $4,073,000 in 1994, compared to $3,805,000 in 1993.

Income Taxes

   Income taxes were a benefit of $1,922,000 in 1994 compared to an expense of $9,695,000 in 1993. The primary reason for the benefit this year is the significant restructuring charge.

Accounting Changes

   In the fourth quarter of 1993, the company elected to adopt Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" (SFAS 106). SFAS 106 requires the company to accrue the cost of postretirement benefits (principally health care) over the years members provide service. This resulted in a one-time charge in 1993 of $17,341,000 (after reduction for income tax of $11,087,000). The company also elected to adopt Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits" (SFAS 112). SFAS 112 requires the accrual method of accounting for benefits to former or inactive members after active membership, but before retirement. Implementation of this statement last year resulted in a one-time charge of $427,000 (after reduction for income tax of $273,000).

   In 1993, the company also adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS 109). SFAS 109 requires a change from the deferred method to the asset and liability method of accounting for income taxes. The cumulative effect of this adjustment was to increase earnings by $351,000. The cumulative impact of the three accounting changes, net of tax, amounted to a $17,417,000 charge against net earnings in 1993, or $5.86 per share.

Net Earnings (Loss)

   The 1994 (loss) before the cumulative effect of accounting changes was ($3,273,000), a decrease of $16,662,000 from 1993 earnings of $13,389,000 before the cumulative effect of accounting changes. The results for 1994 included a restructuring expense of $23,700,000 compared to $3,480,000 in 1993. Return on sales was (1.0)% compared to 4.0% in 1993. Return on average net worth was (1.7)%, compared to 6.3% in 1993. Earnings (loss) per share before the cumulative effect of accounting changes were ($1.11) in 1994, compared to $4.50 in 1993. After deducting the cumulative effect of accounting changes, net of tax, of ($5.86) per share, the net (loss) per share in 1993 was ($1.36). The net
(loss) in 1994 was ($3,273,000) compared to ($4,028,000) in 1993.

   Earnings before income taxes and cumulative effect of accounting changes from foreign operations in 1994 were $12,550,000 on shipments of $89,128,000, compared to the 1993 total of $15,238,000 on shipments of $78,018,000. The
(loss) before income taxes and cumulative effect of accounting changes from domestic operations this year was ($17,745,000) on shipments of $244,079,000, compared to $7,846,000 of earnings in 1993 on shipments of $253,138,000. Without the restructuring expense of $23,700,000, 1994 would have reflected earnings before income taxes from domestic operations of $5,955,000. In 1994, the net
(loss) was ($10,710,000) compared to ($13,145,000) in 1993 for domestic operations.

   Management expects that sales and earnings will improve next year. This expectation is based on a flat shipment level for the Aircraft Controls group and an increase in shipments for the Industrial Controls group. We expect the increase in shipments of Industrial Controls to be driven principally by the continued expansion of the company's overseas markets. The restructuring within Aircraft Controls and the increased shipment level of Industrial Controls should lead to higher earnings next year. The restructuring announced in 1994 also results in reduced membership levels for 1995.

   The company is currently involved in matters of litigation arising from the normal course of business, including certain environmental and product liability matters, as well as a pricing provisions claim. For a further discussion of these issues refer to Notes to Consolidated Financial Statements, Footnote K, "Contingencies," on page 24.

Financial Condition

   Cash and cash equivalents were $10,272,000 in 1994 and $10,497,000 in 1993. Combined short- and long-term debt increased to $61,591,000 from $58,258,000 in 1993.

   Accounts receivable increased from $64,024,000 at September 30, 1993 to $69,778,000 at September 30, 1994. The increase is principally due to additional receivables of acquired companies. In addition the allowance for losses was increased from $1,989,000 in 1993 to $3,021,000 in 1994.

   Inventories decreased to $80,272,000 at September 30, 1994 from $83,128,000 at September 30, 1993. The reduction is a net result of the decreased shipment volume at certain business units and the additional inventory from acquisitions.

   Property, plant, and equipment net decreased from $144,016,000 at September 30, 1993 to $122,911,000 at September 30, 1994. This decrease is due to the writedown of these assets as a result of the restructuring and capital expenditures for 1994 being less than depreciation.

   Deferred income taxes increased $10,419,000 from $24,909,000 in 1993 to $35,328,000 in 1994. The main reason for the increase is $9,208,000 related to the 1994 restructuring charges and an acquired net operating loss carryforward. A valuation allowance of $7,518,000 in 1994 and $2,492,000 in 1993 was recorded principally due to foreign tax credit and acquired foreign net operating loss carryforward limitations. Remaining deferred tax assets are expected to be realized through future earnings.

   Accounts payable and accrued expenses increased from $35,915,000 in 1993 to $37,972,000 in 1994.

   Other liabilities reflects the non-current accumulated postretirement benefit obligation.

   Shareholders' equity at September 30, 1994 decreased to $193,846,000 from $206,222,000 at September 30, 1993.

Liquidity and Capital Expenditures

   Cash dividends paid to shareholders in 1994 were $3.72 compared to $3.72 in 1993.

   Cash flows provided from operations were $35,805,000 in 1994 compared to $37,222,000 for 1993.

   Cash flows (used) in investing activities were ($23,902,000) in 1994. This compares to ($18,088,000) in 1993. Capital expenditures are the primary use of cash, even though these expenditures have been reduced significantly the last two years. In 1994 the company also acquired HSC Controls, Inc. and the two companies that now comprise Woodward Governor Germany GmbH.

   Net cash (used) in financing activities was ($11,833,000) in 1994, ($16,204,000) in 1993. The principal financing activities are short-term borrowing and long-term debt. Dividend payments continue to be the principal use of cash in this area.

Membership

Worldwide membership increased from 3,264 in 1993 to 3,439 in 1994. The membership in newly acquired companies accounted for an increase of 273, while the membership from existing operations declined by 98 through attrition.

RESULTS OF OPERATIONS
1993 Compared to 1992

Shipments

   Shipments of $331,156,000 in 1993 were 11.5% below the $374,173,000 shipped in 1992. Price increases accounted for 1.2% and volume decreases for 12.7% of the change in 1993 shipments. Military shipments declined from 14.6% of total company shipments in 1992 to 11.0% in 1993.

   Industrial Controls' shipments rose in 1993 to $178,918,000 compared to $175,487,000 in 1992, a 2.0% increase from 1992. Industrial Controls' shipments represent 54.0% of total company shipments in 1993 compared to 46.9% in 1992.

   The company achieved a modest increase in Industrial Control business levels. Close customer contact has allowed us to regularly introduce controls designed to meet customer needs and resulted in increased market share.

   Aircraft Controls' shipments in 1993 dropped to $152,238,000, a 23.4% reduction from the $198,686,000 in 1992. As a result, the percent of total company shipments from Aircraft Controls declined from 53.1% in 1992 to 46.0% in 1993.

   The recession in the aircraft industry proved to be deeper and longer-lasting than expected. Cancellations and delays of new aircraft orders combined with customer inventory reductions drastically curtailed sales throughout the industry. Pressure from customers put demands on the company to reduce prices, which further strained profitability.

Cost of Goods Sold

   Cost of goods sold was 74.4% of net sales in 1993 compared to 75.6% in 1992. Even though we have made progress in reducing our manufacturing costs, these reductions have not kept pace with customers' demands for price reductions. Also, since research and development projects represent a vital ingredient in our future success, we continue to devote resources to fund these projects in order to ensure future growth. Spending on research and development in 1993 amounted to $18,500,000 compared to $16,000,000 in 1992.

Sales, Service, and Administrative Expenses

   In 1993, sales, service, and administrative expenses were $52,559,000 compared to $51,036,000 in 1992. This amounted to 15.9% of sales, compared to 13.6% in 1992. Ongoing customer needs required sales and service activities to remain at previous levels, and even demanded increased efforts to achieve the shipment level. In addition, there were increased costs associated with the new Turbomachinery Controls facility in Loveland, Colorado.

Restructuring Expense

   Restructuring expense in 1993 was $3,480,000 compared to $2,741,000 in 1992. Included in this is the severance pay offered to terminated members affected by workforce reductions, along with provisions for the cost of early retirement programs offered to eligible members.

Interest Expense

   Interest expense was $2,722,000 in 1993 compared to $3,009,000 in 1992. The decline in interest expense reflects the lower level of borrowing and favorable rates compared to the previous year. Reduced capital expenditures in 1993 contributed to the decrease in borrowing.

Interest Income

   Interest income in 1993 was $748,000 compared to $966,000 in 1992.

Other Expense-Net

   Other expense-net was $3,805,000 in 1993, compared to $2,356,000 in 1992. The increase over the previous year is due mainly to postretirement expenses associated with the adoption of SFAS 106.

Income Taxes

   The effective income tax rate in 1993 was 42.0%, compared to 38.7% in 1992. Although the federal tax rate increased from 1992, the major reason for this rate increase was the fact that a significant portion of our income was generated at overseas locations at tax rates higher than in the United States.

Accounting Changes

   In 1993, the company adopted SFAS 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions"; SFAS 112, "Employers' Accounting for Postemployment Benefits"; and SFAS 109, "Accounting for Income Taxes". The cumulative effect of all three accounting changes, net of tax, was a $17,417,000 charge against net earnings.

Net Earnings (Loss)

   The 1993 earnings before the cumulative effect of accounting changes were $13,389,000 ($4.50 per share), a decrease of 34.0% from 1992 earnings of $20,212,000 ($7.23 per share). Return on sales was 4.0%, compared to 5.4% in 1992. Return on average net worth was 6.3%, compared to 9.4% in 1992. After deducting the cumulative effect of accounting changes, net of tax, of $5.86 per share, the net (loss) per share was ($1.36). The net (loss) in 1993 was ($4,028,000) compared to net earnings of $20,212,000 in 1992.

   In 1993, earnings before income taxes and the cumulative effect of accounting changes from foreign operations were $15,238,000 on shipments of $78,018,000 compared to the 1992 total of $12,593,000 on shipments of $80,352,000. Earnings before income taxes and the cumulative effect of accounting changes on domestic operations was $7,846,000 on shipments of $253,138,000 compared to $20,383,000 of earnings in 1992 on shipments of $293,821,000. In 1993 the net (loss) was ($13,145,000) compared to net earnings of $13,114,000 in 1992 for domestic operations.

Financial Condition

   Cash and cash equivalents were $10,497,000 in 1993 and $7,633,000 in 1992. Combined short- and long-term debt decreased to $58,258,000 from $64,375,000 in 1992. The lower level of capital expenditures helped to reduce the borrowing. In 1992, the company restructured its debt by selling 256,806 shares of treasury stock to the Woodward Stock Plan, a qualified employee stock ownership plan
(ESOP). Under the terms of the transaction, the Stock Plan borrowed $25,000,000 from an institutional lender and purchased 256,806 shares. The company guaranteed payment of the loan and agreed to make future contributions to the Stock Plan sufficient to repay the loan. The loan is repayable in installments through September 30, 2003.

  Accounts receivable decreased from $71,544,000 at September 30, 1992 to $64,024,000 at September 30, 1993. The decrease was due to the lower volume of shipments in 1993.

   Inventories remained flat and totaled $83,128,000 on September 30, 1993 compared to $82,412,000 at September 30, 1992.

   Deferred income taxes increased from $12,339,000 in 1992 to $24,909,000 in 1993. The increase is due primarily to a $12,025,000 increase related to the cumulative effect of accounting changes.

   Other liabilities reflect the non-current accumulated postretirement benefit obligation of $27,634,000, incurred as a result of the decision to adopt SFAS 106.

   As a result of the cumulative effect of accounting changes on 1993 earnings, total shareholders' equity at September 30, 1993 decreased to $206,222,000 from $219,690,000 at September 30, 1992.

Liquidity and Capital Expenditures

   Cash dividends paid to shareholders in 1993 increased slightly to $3.72 compared to $3.70 paid in 1992.

   Cash flows provided from operations were $37,222,000 in 1993, compared to $54,127,000 for 1992. The principal source of cash is earnings before cumulative effect of accounting changes which was down significantly in 1993 from 1992.

   Cash flows (used) in investing activities were ($18,088,000) in 1993. This compares to ($53,203,000) in 1992. The primary use of cash was for capital expenditures, which were significantly less in 1993 than 1992.

   Net cash provided (used) in financing activities was ($16,204,000) in 1993, and $705,000 in 1992. The principal financing activity is borrowing, and the major use of cash is dividends.

Membership

   Worldwide membership decreased 10.1% in 1993 to 3,264, a decrease of 368 from 3,632 in 1992. The reduction in 1993 was accomplished through early retirements, attrition, and by a permanent reduction in the workforce.




The shares of the company are traded over-the-counter. The company stock is listed on the NASD OTC Bulletin Board. The following schedule presents the bid price range and dividends paid for each quarter of the last two fiscal years. The bid price ranges are based upon quotations from brokers and newspapers of general circulation and may not necessarily represent actual transactions. Payment of dividends is subject to certain restrictions described in Note F of Notes to Consolidated Financial Statements.

                          Quarterly         Quarterly
                          Bid Price         Dividends
Quarter Ended           High       Low      Per Share
September 30, 1994       $84       $80           $.93
June 30, 1994             86        80            .93
March 31, 1994            87        72            .93
December 31, 1993         74        65            .93

September 30, 1993       $74       $65           $.93
June 30, 1993             76        61            .93
March 31, 1993            77        60            .93
December 31, 1992         80        67            .93


FINANCIAL STATEMENTS
Woodward Governor Company and Subsidiaries

STATEMENTS OF CONSOLIDATED EARNINGS (LOSS)
Woodward Governor Company and Subsidiaries

                                                     Year Ended September 30,

(In Thousands of Dollars except per share amounts)  1994          1993     1992

Net billings for products and services          $333,207     $331,156  $374,173


Costs and expenses:
   Cost of goods sold                            248,839      246,254   283,021
   Sales, service, and administrative expenses    58,557       52,559    51,036
   Restructuring expense                          23,700        3,480     2,741
   Interest expense                                3,941        2,722     3,009
   Interest income                                  (708)        (748)     (966)
   Other expense, net                              4,073        3,805     2,356

    Total costs and expenses                     338,402      308,072   341,197


Earnings (loss) before income taxes and cumulative
   effect of accounting changes                   (5,195)      23,084    32,976
Income taxes                                      (1,922)       9,695    12,764


Earnings (loss) before cumulative effect
   of accounting changes                          (3,273)      13,389    20,212


Cumulative effect of accounting changes,
   net of tax benefit of $11,360                  ------      (17,417)    ------


Net earnings (loss)                              $(3,273)     $(4,028)  $20,212


Net earnings (loss) per share:
   Before cumulative effect of
      accounting changes                          $(1.11)       $4.50     $7.23
   Cumulative effect of accounting changes,
      net of tax                                   -----        (5.86)     -----

   Net earnings (loss) per share                  $(1.11)      $(1.36)    $7.23


Average number of shares outstanding           2,941,177    2,972,300 2,794,657


See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS
Woodward Governor Company and Subsidiaries

                                                              At September 30,

(In Thousands of Dollars except per share amounts)           1994          1993
Assets
  Current assets:
     Cash and cash equivalents                            $10,272       $10,497
     Accounts receivable, less allowance for losses
       of $3,021 for 1994 and $1,989 for 1993              69,778        64,024
     Inventories                                           80,272        83,128
     Deferred income taxes                                 20,957        12,519

       Total current assets                               181,279       170,168

  Property, plant, and equipment, at cost:
     Land                                                   6,648         6,156
     Buildings and improvements                           120,503       140,780
     Machinery and equipment                              156,476       158,043
     Construction in progress                               2,475         3,792

                                                          286,102       308,771
     Less allowance for depreciation                      163,191       164,755

  Property, plant, and equipment net                      122,911       144,016
  Intangibles and other assets                              4,757         5,887
  Deferred income taxes                                    14,371        12,390

Total assets                                             $323,318      $332,461


Liabilities and Shareholders' Equity
  Current liabilities:
     Short-term borrowings                                $24,674       $18,123
     Current portion of long-term debt                      4,252         3,889
     Accounts payable and accrued expenses                 37,972        35,915
     Taxes on income                                          630         4,432

       Total current liabilities                           67,528        62,359

  Long-term debt, less current portion                     32,665        36,246
  Other liabilities                                        29,279        27,634
  Commitments and contingencies                             ----          ----

  Shareholders' equity represented by:
     Preferred stock, par value $.01 per share, authorized
       3,000,000 shares, no shares issued                   ----          ----
     Common stock, par value $.0625 per share, authorized
       7,000,000 shares, issued 3,040,000 shares              190           190
     Additional paid-in capital                            13,891        13,884
     Unearned stock plan compensation                     (19,777)      (22,327)
     Currency translation adjustment                       15,210        12,786
     Retained earnings                                    194,088       207,924

                                                          203,602       212,457
     Less treasury stock, at cost                           9,756         6,235

                                                          193,846       206,222

Total liabilities and shareholders' equity               $323,318      $332,461


See accompanying Notes to Consolidated Financial Statements.


STATEMENTS OF CONSOLIDATED SHAREHOLDERS' EQUITY
Woodward Governor Company and Subsidiaries

                     Addtl   Unearnd   Currency
             Common Paid-In   Stock    Trnslatn   Retained      Treasury Stock
              Stock Capital Plan Cmp   Adjustmt   Earnings    Shares    Amount
- - - - - -------------------------------------------------------------------------------
Balance        $190  $2,080   $-----    $10,453   $212,656   298,162   $16,815
Sept 30, 1991

Net earnings    ---   ----     -----     ------     20,212    -----     -----

Purchases of    ---   ----     -----     ------     ------    25,700     2,466
treasury stock

Sale treasury   ---  11,804    -----     ------     ------  (256,806)  (13,196)
stock to ESOP

Unearned stock  ---   ----   (25,000)    ------     ------    -----     -----
plan compensation

Stock plan      ---   ----       373     ------     ------    -----     -----
compensation expense

Cash dvdnds $3.70
per commn share ---   ----     -----     ------    (10,330)   -----     -----

Tax benefit
applicable to
ESOP dividend   ---   ----     -----     ------         98    -----     -----

Translation     ---   ----     -----      3,239     ------    -----     -----
adjustments,
including
income taxes
allocated of $77

- - - - - --------------------------------------------------------------------------------
Balance        $190 $13,884  (24,627)   $13,692   $222,636    67,056     6,085
Sept 30, 1992

Net (loss)      ---   ----     -----    ------     (4,028)    ----       ----

Purchases of    ---   ----     -----     ------     ------     2,200       154
treasury stock

Issuance of     ---   ----     -----     ------     ------       (78)       (4)
stock to ESOP

Stock plan      ---   ----     2,300     ------     ------    -----     -----
compensation expense

Cash dvdnds $3.72
per commn share ---   ----     -----     ------    (11,057)   -----     -----

Tax benefit
applicable to
ESOP dividend   ---   ----     -----     ------        373    -----     -----

Translation     ---   ----     -----       (906)    ------    -----     -----
adjustments,
including
income taxes
allocated of $63


- - - - - --------------------------------------------------------------------------------
Balance        $190 $13,884  (22,327)   $12,786   $207,924    69,178     6,235
Sept 30, 1993

Net (loss)      ---   ----     -----    ------      (3,273)   ----       ----

Purchases of    ---   ----     -----     ------     ------    47,130     3,546
treasury stock

Issuance of     ---   ----     -----     ------     ------      (397)      (25)
stock to ESOP

Stock plan      ---   ----     2,550     ------     ------    -----     -----
compensation expense

Cash dvdnds $3.72
per commn share ---   ----     -----     ------    (10,956)   -----     -----

Tax benefit
applicable to
ESOP dividend   ---   ----     -----     ------        393    -----     -----

Translation     ---   ----     -----      2,424     ------    -----     -----
adjustments,
including
income taxes
allocated of $238


- - - - - --------------------------------------------------------------------------------
Balance        $190 $13,891 $(19,777)   $15,210   $194,088   115,911   $ 9,756
Sept 30, 1994


See accompanying Notes to Consolidated Financial Statements.



STATEMENTS OF CONSOLIDATED CASH FLOWS
Woodward Governor Company and Subsidiaries

                                            Year Ended September 30,

(In Thousands of Dollars)                 1994        1993        1992
Cash flows from operating activities:
Net earnings (loss)                     $(3,273)   $(4,028)     $20,212

Adjustments to reconcile
 net earnings (loss) to net
   cash provided (used) by
   operating activities:
Cumulative effect of accounting
 changes, net of tax                     -----      17,417      -----
Restructuring                            23,306      2,366       2,741
Depreciation                             26,114     24,837      22,241
Deferred income taxes                   (10,419)    (2,748)     (2,404)
Stock plan compensation expense           2,550      2,300         373
Changes in assets and liabilities,
   net of effect of acquisitions:
  Accounts receivable                      (788)     6,395      (5,609)
  Inventories                             8,394     (1,607)     15,624
  Current liabilities, other than
   short-term borrowings and
   current portion of long-term debt     (9,762)    (8,318)     (1,317)
  Other, net                               (317)       608       2,266

   Total adjustments                     39,078     41,250      33,915

Net cash provided by                     35,805     37,222      54,127
 operating activities

Cash flows from investing activities:
Payments for purchase of property,      (16,515)   (18,335)    (52,684)
 plant and equipment
Acquisitions, net of cash                (8,014)     -----       -----
Other                                       627        247        (519)

Net cash (used) in                      (23,902)   (18,088)    (53,203)
 investing activities

Cash flows from financing activities:
Cash dividends paid                     (10,956)   (11,057)    (10,330)
Purchases of treasury stock              (3,546)      (154)     (2,466)
Sale of treasury stock to ESOP           -----      -----       25,000
Proceeds from issuance of long-term debt -----      -----        1,000
Payments of long-term debt               (4,012)    (3,165)     (1,400)
Short-term borrowings,
 by original maturity:
  More than three months-proceeds        -----      -----       16,000
  More than three months-payments        -----      -----      (33,500)
  Three months or less, net               6,288     (2,201)      6,303
Tax benefit applicable to ESOP dividend     393        373          98

Net cash provided (used) in
  financing activities                  (11,833)   (16,204)        705

Effect of exchange rate changes on cash    (295)       (66)       (247)

Net change in cash and cash equivalents    (225)     2,864       1,382
Cash and cash equivalents,               10,497      7,633       6,251
 beginning of year

Cash and cash equivalents, end of year  $10,272    $10,497      $7,633


Supplemental cash flow information:
Interest expense paid
 (net of $0, $677, and $1,049
   capitalized in 1994, 1993,
   and 1992, respectively)               $4,073     $2,803      $3,184
Income taxes paid                        $9,576    $10,069     $14,948

See accompanying Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands of Dollars except per share amounts)

A. Significant accounting policies are as follows:

Principles of consolidation: The consolidated financial statements include the accounts of the company and its subsidiaries, the majority of which are wholly-owned Intercompany transactions have been eliminated.

Foreign currency translation: The balance sheets of substantially all subsidiaries outside the United States have been translated at year-end rates of exchange and earnings statements at weighted average rates of exchange. In addition, gains and losses from translation are accumulated as a separate component of shareholders' equity; gains or losses resulting from overseas currency transactions are included in net earnings (loss) and are not significant.

Reclassifications: Certain reclassifications have been made to conform prior years' data to the current presentation.

Inventories: Inventories, substantially all of which are work in process and component parts, are valued at the lower of cost (on a first-in, first-out basis) or market.

Property, plant, and equipment: Expenditures for major renewals and improvements are capitalized at cost while repairs and maintenance are charged to expense. Depreciation is provided principally on the declining-balance method over the estimated useful lives of the assets (5 to 45 years for buildings and improvements and 3 to 15 years for machinery and equipment). Upon disposal of an asset the resulting gain or loss is included in net earnings. Certain property, plant, and equipment have been reduced to their appraised and estimated net realizable values due to restructuring.

Intangibles: The excess of purchase price over the fair values of net assets acquired has been recorded as an intangible which is being amortized using the straight-line method over 10 years, subject to impairment write-offs determined by underlying cash flows.

Statements of cash flows: For purposes of the statements of cash flows, all highly liquid investments purchased with an original maturity of three months or less are considered to be cash equivalents.

Income taxes: In 1994 and 1993, deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of the company's assets and liabilities. In 1992 the provision for deferred income taxes represents the tax effect of differences in the timing of income and expense recognition for tax and financial reporting purposes. The company has provided for taxes which would be payable if undistributed earnings of overseas subsidiaries were to be remitted to the United States.

Revenue recognition: Revenue is recognized from product sales primarily upon shipment to the customer.

Research and development costs: Expenditures related to new product development are charged to expense when incurred and total approximately $16,400, $18,500, and $16,000, for 1994, 1993, and 1992, respectively.

Interest rate swap agreement: The differential to be paid or received is accrued as interest rates change and is recognized over the life of the agreement.

B. Acquisitions: The company purchased all of the shares of Einspritzgertewerk Aken GmbH (EGA) in Aken, Germany, on November 8, 1993. Woodward Governor Germany GmbH, formerly EGA, manufactures high quality fuel pumps for large diesel engines.

On May 16, 1994, the company purchased all of the shares of HSC Controls, Inc.
(HSC) of Buffalo, New York. HSC designs and manufactures torque motors and servovalves for aerospace, industrial, and medical applications.

Woodward Governor Germany GmbH acquired the assets of Feingertebau Kelbra GmbH (Kelbra) on September 1, 1994. Kelbra manufactures injection nozzles and injection nozzle-holders for diesel engines.

The acquisitions have been accounted for by the purchase method of accounting and the operating results of the acquisitions are included in the company's consolidated results of operations from the date of acquisition. The excess of cost over fair value of the assets acquired is being amortized over a 10-year period. Pro forma results of these acquisitions, assuming they had been made at the beginning of each year presented, would not be materially different from the results reported.

C. Restructuring Charges: In the fourth quarter of 1994, the company recognized $23,700 in connection with a board-approved restructuring initiative. The restructuring charge reflects costs associated with closing facilities and the divestiture of Bauer Aerospace, manufacturer of the test equipment product line. The charge includes approximately $1,913 in severance costs based on a company designed severance package; $19,148 in write-downs of property, plant and equipment, and intangible assets to their appraised and estimated net realizable values; and $2,639 in other expenditures, including contractual commitments to third parties and management's estimate of closing costs.

As of September 30, 1994, $4,310 of this amount remained in accrued liabilities representing approximately $1,913 in severance costs and $2,397 in other expenditures. It is anticipated that these remaining costs will be paid in fiscal 1995.

In fiscal years 1993 and 1992, restructuring charges included severance payments to terminated members and provisions for the cost of early retirement programs offered to eligible members. As of September 30, 1994, $4,524 remains in accrued liabilities.

D. The provision for income taxes consists of:

                     1994       1993       1992
Currently payable:
  Federal            $960     $5,144     $7,670
  State               614      1,120      1,264
  Foreign           4,991      5,958      4,498
Deferred           (8,487)    (2,527)      (668)
                  $(1,922)    $9,695    $12,764

The Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes," which required a change from the deferred method to the asset and liability method of accounting for income taxes.

The company elected to adopt SFAS No. 109 as of October 1, 1992. The cumulative effect of accounting change for income taxes as of October 1, 1992 decreased the net loss by $351 ($.12 per share) and is reported separately in the statements of consolidated earnings (loss) for the year ended September 30, 1993. Excluding the amount recognized as the cumulative effect of accounting change, the effect of applying SFAS No. 109 on the net loss for the year ended September 30, 1993, was a benefit of $589 ($.20 per share). Prior years' financial statements were not restated.

The components of the deferred tax benefit in 1994 and 1993 were as follows:

                            1994        1993
Restructuring            $(9,208)    $(1,850)
Postretirement benefits     (172)       (767)
Early retirement payments    205        (675)
Depreciation                (171)     (1,174)
State grant                   10        (400)
Inventory capitalization   1,458        (343)
Other                       (609)      2,682
                         $(8,487)    $(2,527)

Prior to 1993, differences in the recognition of revenue and expense for tax and financial statement purposes resulted from the following:

                               1992
Depreciation                $(1,312)
Inventory capitalization      1,745
Accrued liabilities             (70)
Other                        (1,031)
                              $(668)

The components of the net deferred tax assets at September 30, 1994 and 1993 were as follows:

                                            1994       1993
Deferred tax assets:
  Postretirement benefits                $12,025    $11,853
  Restructuring                            9,208      1,850
  Foreign net operating loss carryforward  -----      5,535
  Early retirement payments                1,351      1,556
  Inventory capitalization                 5,674      7,132
  Foreign tax credit carryforwards         1,913      2,492
  Other items                              9,260      4,931
  Valuation allowance                     (7,518)    (2,492)
    Total deferred tax assets             37,448     27,322

Deferred tax liabilities:
  Unremitted earnings of
    foreign subsidiaries                  (1,605)    (1,633)
  Other items                               (515)      (780)
    Total deferred tax liabilities        (2,120)    (2,413)
  Net deferred tax assets                $35,328    $24,909

The company has recorded a valuation allowance to reflect the estimated amount of deferred tax assets which may not be realized principally due to foreign tax credit and acquired foreign net operating loss carryforward limitations. Remaining deferred tax assets are expected to be realized through future earnings. The change in the valuation allowance for the year ended September 30, 1994, is as follows:

September 30, 1993                          $(2,492)
Foreign net operating loss carryforward      (5,535)
Utilization of foreign tax credit carryover     579
State net operating loss carryforward           (70)
September 30, 1994                          $(7,518)

The reasons for the differences between the effective tax rate of the company and the United States statutory federal income tax rate are as follows:

                            Percent of pre-tax earnings

                               1994     1993      1992
                            ---------------------------
Statutory rate                (35.0)    34.8      34.0
State income taxes             (4.0)     3.1       2.5
Foreign tax rate differences    4.4      7.6       3.0
Effect of rate change           2.4     (2.5)     ----
Foreign sales corporation      (7.8)    (1.2)     (1.4)
Other items, net                3.0       .2        .6
                            ---------------------------
Effective rates               (37.0)    42.0      38.7

E. Short-term borrowings: Bank lines of credit available to the company totaled $48,679, of which $24,674 were used at September 30, 1994. Interest on borrowings under the lines is based on various short-term rates. Several of the lines require compensating balances or commitment fees. The lines, generally reviewed annually for renewal, are subject to the usual terms and conditions applied by the banks.

F. Long-term debt:

                              1994       1993
- - - - - ----------------------------------------------
9.45% note                 $14,100    $15,800
ESOP debt guarantee         21,500     23,500
Other                        1,317        835
- - - - - ----------------------------------------------
                            36,917     40,135
Less current maturities     (4,252)    (3,889)
- - - - - ----------------------------------------------
                           $32,665    $36,246
- - - - - ----------------------------------------------

The company has a note agreement dated July 1990, wherein the company issued a $20,000 unsecured note due August 1, 2000 with an interest rate of 9.45%. Principal payments are due annually, with interest due semi-annually.

The principal payments required on the 9.45% note and other debt in each of the 5 years succeeding 1994 are: $2,252 in 1995, $2,367 in 1996, $2,582 in 1997,
$2,497 in 1998, and $2,783 in 1999.

In 1991, the company established the Woodward Stock Plan, a qualified employee stock ownership plan (ESOP), within its existing Deferred Profit Sharing Plan, which covers all worker members meeting certain service requirements. Using this ESOP feature, on June 18, 1992, the Stock Plan borrowed $25,000 for a term of 11 years at an interest rate of 8.01% and used the proceeds to buy 256,806 shares of common stock from the company. The company guaranteed payment of the loan and agreed to make future contributions to the Stock Plan sufficient to repay the loan. The loan and guarantee, a non-cash transaction, are recorded in the company's Consolidated Balance Sheet as long-term debt and unearned Stock Plan compensation. The related shares are being allocated to participants over 11 years as the debt is repaid. The Stock Plan debt requires principal payments each September 30, through 2003; a payment of $2,000 was made in 1994 and $1,500 in 1993. Payments increase to $2,500 with a final payment of $2,000. Interest of $1,882 was paid in 1994 and $2,003 in 1993.

Dividends on these common shares are paid to the Stock Plan and, together with company contributions, are used by the Stock Plan to repay principal and interest on the outstanding debt. Shares are allocated to participants based upon the ratio of the current year's debt service to the sum of total principal and interest payments over the life of the loan.

The company recognized Stock Plan related expense on the Shares Allocated Method as follows:

                       1994     1993    1992
                      -----------------------
Interest expense       $933   $1,046    $310
Compensation expense  2,550    2,300     373
                      -----------------------
                     $3,483   $3,346    $683

Company cash contributions to the Stock Plan for debt service were $2,933, $2,546, and $310 in 1994, 1993, and 1992, respectively. Dividends on these shares used for debt service were approximately $949 in 1994, $956 in 1993, and $257 in 1992.

Federal income tax benefits of $393, $373, and $98 in 1994, 1993, and 1992, respectively, resulting from the deductibility of certain dividends paid on unallocated shares by the company to the Stock Plan, were credited directly to retained earnings.

The provisions of the note and the guarantee limit the ability of the company to, among other things, incur debt, pay cash dividends, sell certain assets, acquire other businesses, and purchase the company's capital stock. The agreements include a provision that change in control of the company may result in all unpaid principal and interest becoming due. The company must maintain consolidated net worth of $150,000 and a consolidated current ratio of 1.25. At September 30, 1994, the company could pay dividends and purchase the company's common stock up to an amount not exceeding $18,379.

G. Interest rate swap agreement: At September 30, 1994, 1993, and 1992, the company had outstanding an interest rate swap agreement with a commercial bank, having a total notional principal amount of $15,000. The notional amount is used to measure the volume of this agreement and does not represent exposure to credit loss. This agreement, which effectively converts fixed rate debt into variable rate debt, is indexed to the six-month LIBOR rate. The LIBOR rate changes every 6 months and the market risk is that the rate will exceed the fixed rate of 5.0%. The interest rate swap agreement matures on August 29, 1995. The company is exposed to credit loss in the event of nonperformance by the other party to the interest rate swap agreement. However, the company does not anticipate nonperformance by the counterparty.

H. Accounts payable and accrued expenses:

                                    1994     1993
                                -------------------
Accounts payable                  $6,850   $8,025
Salaries and wages                 2,195    7,223
Restructuring                      8,834    5,107
Taxes, other                       4,534    2,183
Warranty                           3,404    2,694
Postretirement and Postemployment  3,000    2,700
Other items, net                   9,155    7,983
                                -------------------
                                 $37,972  $35,915

I. Retirement and benefit plans: The company provides certain health care benefits to eligible retired members and their dependents and survivors. Generally, participants become eligible after reaching age 55 with 10 years of service or after reaching age 65. The health plans (medical, dental, vision, and hearing) are unfunded and pay 100% of eligible expenses not paid by Medicare. A maximum reimbursement amount exists for each plan. The plan requires cost-sharing by the members in varying amounts based on years of service. The company has the right to modify or terminate these benefits.

In 1993, the company elected to adopt the provisions of SFAS No. 106, "Employers Accounting for Postretirement Benefits Other Than Pensions." The Statement requires companies to accrue the expected cost of providing postretirement benefits other than pensions over the years that members render the necessary service rather than the cash basis previously used. This resulted in a one-time charge of $17,341 (after reduction for income tax of $11,087), related to prior service cost, and was a non-cash transaction recognized as a cumulative effect of accounting change as of October 1, 1992, decreasing net earnings by $5.83 per share.

The accumulated postretirement benefit obligations were as follows:

                                             1994     1993
                                     -----------------------
Retirees                                  $18,430  $18,849
Fully eligible active plan participants        67      144
Other active plan participants             11,256   13,457
                                     -----------------------
Accumulated postretirement
benefit obligation                         29,753   32,450
                                     -----------------------
Unrecognized net gain (loss) from past
  experience different from that assumed    1,526   (2,816)
                                     -----------------------
Total accumulated postretirement
  benefit obligation                      $31,279  $29,634
                                     -----------------------

The company has included $29,279 and $27,634 in other liabilities and the balance in current liabilities for 1994 and 1993, respectively.

The periodic postretirement benefit cost consists of:

                                              1994       1993
                                         ----------------------
Service cost-benefits attributed to
  service during the period                   $951       $942
Interest cost on accumulated
  postretirement benefit obligation          2,143      2,201
                                         ----------------------
Net periodic postretirement benefit cost    $3,094     $3,143

For measurement purposes, an annual rate of increase in the per capita cost of covered health care benefits of 9.5% for 1994 and 10.5% for 1993 was assumed; the rate was assumed to decrease gradually to 5.25% by 2007 in 1994 and to 4.0% by 2005 in 1993. The health care cost trend rate assumption has a significant effect on the amounts reported. A 1.0% increase in the health care trend rate per year would increase the accumulated postretirement benefit obligation by $5,280 and the net periodic cost by $695 for 1994. The weighted average discount rate used in determining the accumulated postretirement benefit obligation was 8.25% at September 30, 1994, 7.0% at September 30, 1993, and 8.0% at
October 1, 1992.

The cost of postretirement health care benefits incurred and expensed prior to adoption of SFAS No. 106 was approximately $1,890 in 1992.

In 1993, the company also adopted SFAS No. 112, "Employers' Accounting for Postemployment Benefits." This statement requires the accrual method of accounting for benefits to former or inactive members after membership but before retirement. The company's postemployment benefits consist principally of disability medical benefits. This resulted in a one-time charge of $427 (after reduction for income tax of $273). The charge is related to prior service cost and was a non-cash transaction recognized as a cumulative effect of accounting change as of October 1, 1992, decreasing net earnings by $.15 per share in 1993.

The company has a Deferred Profit Sharing Plan which covers all worker members meeting certain service requirements. The company makes annual contributions to the plan based on net earnings of the company as defined by the plan document, with total contributions not to exceed the amount deductible for federal income tax purposes.

The company is required, under local regulations, to provide a defined benefit plan covering approximately 120 members in a foreign country. The accumulated benefit obligation at September 30, 1994 and 1993 was $12,492 and $11,260, respectively. The value of plan assets as of September 30, 1994 and 1993 was $12,541 and $10,877, respectively.

The total amounts contributed to the Deferred Profit Sharing Plan and defined benefit plan and charged to expense were $658, $1,565, and $3,921 for 1994, 1993, and 1992, respectively.

J. Leases: The company has entered into leases for certain facilities. The leases are for 5 years with options to extend. Future minimum rental commitments under these operating leases are: $702 in 1995, $263 in 1996, $190 in 1997, and $48 in 1998. Rent expense for leases was approximately $867, $796, and $2,076 for 1994, 1993, and 1992, respectively.

K. Contingencies: The company is currently involved in matters of litigation arising from the normal course of business, including certain environmental and product liability matters. The company had accruals of approximately $3,427 and $3,716 at September 30, 1994 and 1993, respectively. These accruals are based on the company's current estimate of the most likely amount of losses that it believes will be incurred. These amounts, which are expected to be paid over the next several years, have been included in accounts payable and accrued expense. The most significant portion of these accruals relates to the matters in the following two paragraphs:

The government conducted a review of the company's allocation of certain costs to government contracts. As a result of this review, the company has reached a preliminary settlement with the government on this matter with payment expected to be made in the first quarter of 1995.

The company is involved in certain environmental matters, in several of which it has been designated a "de minimis potentially responsible party" with respect to the cost of investigation and cleanup of third-party sites. The company's current accrual for these matters is based on costs incurred to date that have been allocated to the company and its estimate of the most likely future investigation and cleanup costs. There is, as in the case of most environmental litigation, the theoretical possibility of joint and several liability being imposed upon the company for damages which may be awarded.

It is the opinion of management, after consultation with legal counsel, that additional liabilities, if any, resulting from these matters are not expected to have a material adverse effect on the financial condition of the company, although such matters could have a material effect on quarterly or annual operating results when (or if) resolved in a future period.

The company has initiated a claim regarding pricing provisions in an alleged agreement with a major customer. The ultimate outcome of this claim cannot be determined at this time and, therefore, no amount has been recognized for potential recoveries.

L. Financial instruments: The estimated fair values of the company's financial instruments at September 30, 1994 and 1993, were as follows:

                                    1994      1993
                               ---------------------
Cash and cash equivalents        $10,272   $10,497
Short-term borrowings            (24,674)  (18,123)
Long-term debt                   (36,917)  (41,765)
Interest rate swap agreement        (160)      330


The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

Cash and cash equivalents: The carrying amounts approximate fair value because of the short-term maturity of the instruments.

Short-term borrowings: The carrying amounts approximate fair value because of the short-term maturity of the instruments.

Long-term debt: Fair value estimate is based on rates currently offered to the company for similar debt of the same maturities.

Interest rate swap agreement: Fair value estimate was based on a quote from a financial institution.

M. Company operations: The company is engaged solely in the design, manufacture and sale of prime mover controls and accessories in the United States and in other countries. The company does business with the government as both a prime contractor and a subcontractor. Substantially all contracts are firm fixed price and may require cost data to be submitted in connection with contract negotiations. The contracts are subject to government audit and review.

Billings to a single customer were approximately 17%, 22%, and 27% of the net billings to customers in 1994, 1993, and 1992, respectively. The company's accounts receivable from the customer were $10,240, $7,471, and $9,695 at September 30, 1994, 1993, and 1992, respectively. Billings derived from domestic sales to unaffiliated customers in other countries were approximately 15%, 12%, and 12% of the net billings to customers in 1994, 1993, and 1992, respectively.
Intercompany transfers are made at established intercompany selling prices.
Summarized financial information relating to these operations is as follows:

                       United States   Other Countries   Eliminations     Total
- - - - - --------------------------------------------------------------------------------
1994
 Net billings:
  Customers                 $244,079        $89,128       $-------     $333,207
  Intercompany transfers      18,199          3,599        (21,798)     -----
- - - - - --------------------------------------------------------------------------------
                            $262,278        $92,727       $(21,798)    $333,207
- - - - - --------------------------------------------------------------------------------
Earnings (loss) before
income taxes                $(17,745)       $12,550        ------       $(5,195)

 Net earnings (loss)        $(10,710)        $7,437        ------       $(3,273)

 Identifiable assets        $263,628        $59,690        ------      $323,318
================================================================================
1993
 Net billings:
  Customers                 $253,138        $78,018       $-------     $331,156
  Intercompany transfers      17,423          4,395        (21,818)     -----
- - - - - --------------------------------------------------------------------------------
                            $270,561        $82,413       $(21,818)    $331,156
- - - - - --------------------------------------------------------------------------------
 Earnings before income
 taxes and cumulative
 effect of accounting
 changes                      $7,846        $15,238        ------       $23,084

 Net earnings (loss)        $(13,145)        $9,117        ------       $(4,028)

 Identifiable assets        $280,386        $52,075        ------      $332,461
================================================================================
1992
 Net billings:
  Customers                 $293,821        $80,352       $-------     $374,173
  Intercompany transfers      17,266          3,537        (20,803)     -----
- - - - - --------------------------------------------------------------------------------
                            $311,087        $83,889       $(20,803)    $374,173
- - - - - --------------------------------------------------------------------------------
 Earnings before             $20,383        $12,593        -------      $32,976
 income taxes

 Net earnings                $13,114         $7,098        -------      $20,212

 Identifiable assets        $278,148        $53,505        -------     $331,653
================================================================================

REPORT OF INDEPENDENT ACCOUNTANTS

Shareholder and Worker Members
Woodward Governor Company

We have audited the accompanying consolidated balance sheets of Woodward Governor Company and Subsidiaries as of September 30, 1994 and 1993, and the related statements of consolidated earnings (loss), shareholders' equity, and and cash flows for the years ended September 30, 1994, 1993, and 1992. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Woodward Governor Company and Subsidiaries as of September 30, 1994 and 1993 and the results of their consolidated operations and their cash flows for the years ended September 30, 1994, 1993, and 1992, in conformity with generally accepted accounting principles.

As discussed in Note D and Note I to the financial statements, the company changed its method of accounting for postretirement benefits other than pensions, postemployment benefits and income taxes in 1993.





Coopers & Lybrand L.L.P.
Rockford, Illinois
November 11, 1994



SUMMARY OF OPERATIONS/TEN YEAR RECORD
(In Thousands of Dollars except per share amounts and other data)

Net Billings, Costs and Earnings

                              |------------- Net Earnings ---------------|
  For  Net Bill   Total                                              % of    For
  The  For Prod   Costs &     Income                 Per    % of  Shrhldrs'  The
 Year  & Service  Expenses     Taxes     Amount     Share   Sales  Equity   Year
- - - - - --------------------------------------------------------------------------------
 1994  $333,207  $338,402**   $(1,922)  $(3,273)   $(1.11)  (1.0)   (1.7)   1994
 1993   331,156   308,072**     9,695    13,389*     4.50*   4.0     6.3    1993
 1992   374,173   341,197**    12,764    20,212      7.23    5.4     9.4    1992
 1991   361,924   323,907      13,724    24,293      8.86    6.7    12.1    1991
 1990   340,128   293,913      16,776    29,439     10.74    8.7    16.0    1990
 1989   299,789   258,659      15,627    25,503      9.28    8.5    15.5    1989
 1988   277,656   238,108      15,306    24,242      8.83    8.7    16.5    1988
 1987   244,656   212,494      14,505    17,657      6.44    7.2    13.5    1987
 1986   212,367   180,563      15,075    16,729      5.83    7.9    14.1    1986
 1985   186,331   156,893      14,042    15,396      5.34    8.3    14.4    1985

Dividends, Expenditures and Other Data

 For  Wghtd Avg   |-Cash Dividends --|                             Regis  At The
 The   Shares                     Per   Capital   Deprectn Workr   Share    Year
Year  Outstandng   Amount       Share   Expndtrs   Expense Membr   Membr     End
- - - - - --------------------------------------------------------------------------------
1994  2,941,177   $10,956       $3.72   $16,515   $26,114  3,439   2,256    1994
1993  2,972,300    11,057        3.72    18,335    24,837  3,264   2,301    1993
1992  2,794,657    10,330        3.70    52,684    22,241  3,632   2,301    1992
1991  2,741,838    10,145        3.70    33,075    18,236  3,953   2,303    1991
1990  2,741,562     9,181        3.35    22,057    15,397  3,673   2,209    1990
1989  2,749,056     7,971        2.90    31,190    13,165  3,317   2,084    1989
1988  2,744,832     6,862        2.50    21,540    11,213  3,180   1,919    1988
1987  2,740,678     5,617        2.05    12,887    10,204  2,947   1,704    1987
1986  2,870,128     4,825        1.67    23,693     8,759  2,747   1,672    1986
1985  2,883,442     4,037        1.40    14,508     7,206  2,550   1,707    1985

Financial Position

 For                          Plant &               Long- |-Shrhld Eqty-| At The
 The    Working   Current     Equipmt     Total      Term           Per     Year
Year    Capital     Ratio         Net    Assets      Debt   Amount Share     End
- - - - - --------------------------------------------------------------------------------
1994   $113,751  2.7 to 1    $122,911  $323,318   $32,665 $193,846 66.29    1994
1993    107,809  2.7 to 1     144,016   332,461    36,246  206,222 69.42    1993
1992    103,818  2.5 to 1     151,126   331,653    40,135  219,690 73.90    1992
1991    105,213  2.4 to 1     118,417   306,534    17,300  208,564 76.07    1991
1990    115,737  3.3 to 1     101,985   269,221    18,700  194,081 70.78    1990
1989     83,009  2.2 to 1      96,075   249,833     ----   173,241 62.95    1989
1988     81,798  2.6 to 1      78,504   211,240     ----   156,083 56.77    1988
1987     74,220  3.0 to 1      68,267   181,447     ----   138,318 50.39    1987
1986     63,778  2.7 to 1      64,800   167,135     ----   123,929 45.05    1986
1985     69,844  3.4 to 1      47,819   146,450     ----   113,775 39.55    1985

Management's Financial Summary and Analysis is on pages 11-14.

*Net earnings for 1993 is before cumulative effect of accounting changes.

**Total costs and expenses includes restructuring expense of $23,700, $3,480, and $2,741 for 1994, 1993, and 1992, respectively.

BOARD OF DIRECTORS
Woodward Governor Company


J. Grant Beadle
Former Chairman and Chief Executive Officer, Union Special Corporation

Vern H. Cassens
Senior Vice President and Treasurer and Chief Financial Officer of the Company

Calvin C. Covert
Chairman of the Board of the Company

Carl J. Dargene
President and Chief Executive Officer, AMCORE Financial, Inc.

Lawrence E. Gloyd
Chairman, President and Chief Executive Officer, CLARCOR, Inc.

John A. Halbrook
President and Chief Executive Officer of the Company

Thomas W. Heenan
Partner in the law firm of Chapman and Cutler

J. Peter Jeffrey
Vice President of Development, Father Flanagan's Boys Home

Mark Leum
Retired Vice Chairman of the Board of the Company

Michael T. Yonker
President and Chief Executive Officer, Portec, Inc.

H. Walter Thorell
Director Emeritus

As of September 30, 1994

Officers

Calvin C. Covert
Chairman of the Board

John A. Halbrook
President and
Chief Executive Officer

Vern H. Cassens
Senior Vice President and Treasurer and
Chief Financial Officer

Ronald E. Fulkrod
Vice President

Peter A. Gomm
Vice President

Duane L. Miller
Vice President

C. Phillip Turner
Vice President

Garin M. VanDeMark
Vice President

Carol J. Manning
Corporate Secretary

Jerry L. Forberg
Assistant Vice President

Gary D. Larrew
Assistant Vice President

George H. Mittendorf Jr.
Assistant Vice President

Terry A. Shetler
Assistant Vice President

Stephen P. Carter
Assistant Treasurer

Kimberly L. Thomas
Assistant Secretary



Woodward Governor Company
Corporate Headquarters
5001 North Second Street
Rockford, Illinois 61125-7001, U.S.A.

Transfer Agent and Registrar
Wachovia Bank and Trust Company, N.A.
301 North Church Street
Winston-Salem, North Carolina 27102

Independent Accountants
Coopers & Lybrand L.L.P.
Rockford, Illinois

Corporate Counsel
Chapman and Cutler
Chicago, Illinois

International Counsel
Baker & McKenzie
Chicago, Illinois

Annual Meeting
January 11, 1995 at 10:00 a.m. in the
auditorium of the company
5001 North Second Street
Rockford, Illinois

Annual Report on Form 10-K
Shareholders may obtain without
charge a single copy of the company's
1994 annual report on Securities and
Exchange Commission Form 10-K
upon written request to the Secretary,
Woodward Governor Company,
Rockford, Illinois 61125-7001.