Form 10-K, Exhibit 13
period 1995-09-30
WOODWARD GOVERNOR CO
filed 1995-12-22
CIK 108312

F I N A N C I A L  H I G H L I G H T S
  Fiscal year ended September 30th          1995      1994      1993
  (In Thousands of Dollars except per share amounts and other data) Operating Results
 Net billings for products and services   $379,736  $333,207  $331,156
 Total costs and expenses*                 359,553   338,402   308,072
 Earnings (loss) before cumulative
     effect of accounting changes           11,936    (3,273)   13,389
     Per share                                4.11     (1.11)     4.50
 Cumulative effect of accounting changes,
     net of tax                                --        --    (17,417)
     Per share                                 --        --      (5.86)
 Net earnings (loss)                        11,936    (3,273)   (4,028)
     Per share                                4.11     (1.11)    (1.36)
 Cash dividends per share                     3.72      3.72      3.72
Year-end Financial Position
 Working capital                           116,364   113,751   107,809
 Total assets                              349,599   323,318   332,461
 Long-term debt                             27,796    32,665    36,246
 Shareholders' equity                      197,903   193,846   206,222
Other Data
 Shareholders' equity per share           $  68.21  $  66.29  $  69.42
 Worker members                              3,071     3,439     3,264
 Registered shareholder members              2,179     2,256     2,301
*Total costs and expenses includes restructuring expense of $5,927, $23,700, and $3,480 for 1995, 1994, and 1993, respectively.

TO ALL SHAREHOLDER AND WORKER MEMBERS
Woodward Governor Company

Fiscal year 1995 held many challenges. Sales figures were up for the year, and although profits increased substantially over last year, they were not as high as expected. However, I sincerely believe we have turned the corner, and I expect the future to hold not only increases in sales, but also a corresponding return to better profit levels.
Total sales during fiscal year 1995 were $379.7 million, a 14 percent increase from last year's total of $333.2 million. Earnings before income taxes jumped from a ($5.2) million loss in 1994 to a positive $20.2 million in 1995. If the restructuring charges are removed, the year-to-year change was a strong increase from $18.5 million to $26.1 million. Net earnings for 1995 were $11.9 million compared to a loss in 1994 of ($3.3) million. Earnings per share equaled $4.11, which compares to last year's ($1.11).
  Our Industrial Controls' markets continue to grow. Many developing countries are devoting increased resources to upgrade, if not expand, their power-generating capacity. We are building strong relationships with more engine and turbine builders, and more system packagers, in leading industrial countries. Meanwhile, the substantial correction in international aircraft markets has finally ended, and for the first time in several years, the market is sending more positive than negative signals. Aircraft Controls' sales exceeded expectations in 1995.
  During 1995, we promoted change in almost every area of our operations. In particular, the membership is being encouraged to help integrate a number of strong, positive plans to create a more productive environment. Without fear of contradiction, I can report this is a very different company than at the time of our annual meeting a year ago. And the changes made have been well received by our members.
  First, I want to review where we've been over the last few years and how we are taking steps to correct unacceptable performance.
Several years ago, orders for civil aircraft decreased by half. In
1990, manufacturers produced about 1,000 large aircraft a year. From 1991 through 1994, that figure dropped to about 500 a year. Markets for military aircraft dropped even more. As a result, in just over one year, our aircraft business fell around 40 percent.
  To counter the situation, we reduced costs, had layoffs, and established an early retirement program for two consecutive years. It quickly became evident we were not facing a short-term situation and had to admit that a rebound to earlier business levels would not happen anytime soon. Clearly, something had to be done and done immediately.
  We made some difficult decisions. We evaluated our products, our core manufacturing technologies, and our general operations. In 1994, we decided to close our Stevens Point, Wisconsin, plant and move its aircraft manufacturing operations back to Rockford. In 1995, we made the decision and moved our Hydraulic Turbine Controls business from Stevens Point to Loveland, Colorado. There, this operation was integrated into our Turbomachinery Controls business. In addition, we closed our leased facility in south Rockford and absorbed its operations into our North 2nd Street and Rockton plants.
  In 1994, the Aircraft Controls group also implemented a new manufacturing strategy, keeping only critical manufacturing technologies in house. We contracted less critical operations to outside sources. These actions played an important role in streamlining our operations. Also, we evaluated our core strengths and the markets we serve and decided that the Test Equipment business unit was not among our core businesses. We now have Bauer Aerospace for sale.
  These decisions allowed us to significantly decrease the work force throughout our Aircraft Controls operations. As an indication of the drastic result of these actions, Rockford area membership dropped from almost 2,100 in 1991 to under 1,000 today. These actions were difficult and painful, but had to be done to restore the group to a profitable and competitive business.
  Over the last few years, customers' priorities and views of value have changed. Cost is King! Customers are demanding the greatest value for money spent on each and every product along with reduced development time. At the same time, competition has increased. As a result, the company faces new ways of doing business. It became obvious that if we were going to position the company for long-term growth, and a return to good profitability, we had to take a hard look at how we were conducting business, both internally and externally.
  Externally, no longer was it simply enough to be dedicated to the customer. No longer was it enough to design, manufacture, and support good controls. No longer could we settle for business as usual. In short, no longer could we afford to merely react to the customer. That mindset had to change. To succeed, not only did we need to adapt very quickly to meet new situations, but also we had to anticipate change and react before our competition.
  To succeed in today's marketplace, we have to deliver what customers want, when they want it. Otherwise, we risk losing long-term customers and losing them for good--especially in our aviation markets. Aircraft engine manufacturers make highly complex turbines and generally they specify the fuel control when they design an engine. In other words, if they don't choose our control at the start of their development program, there is little chance Woodward will ever become a part of that program.
  To move ahead, we began changing our core value from just providing good service to making the customer first, last, and everything in between. Every day we are contacting customers and demonstrating our capabilities. We are forming working partnerships with customers and striving to understand and respond to their problems with a completeness never before experienced.
  During the last few years, we have intensely focused on future products. To complicate the issue, life cycles of products and processes are becoming shorter and shorter. Therefore, in spite of reduced profits and marginal increases in sales, we continue to make significant investments in research and development. We are anticipating market needs and developing solutions when--and even before--customers indicate they want new or better products.
  For several years, we have opened plants and offices to put our operations close to developing markets. This year we opened a representative office in Beijing, China. China offers great promise as a market for Woodward's products and services. We've also begun producing and shipping products in India. Not only have we focused on customer needs, but also we began making the internal changes necessary to help us meet those needs.
  Woodward's long-held values, such as integrity, respect for the dignity of every individual, sharing profits with our worker members, meeting customer needs, and operating with a view toward long-term success, remain valid. However, we needed to change the way we put those values into practice. We identified two critical areas:

  - Instilling a deep sense of accountability throughout the organization
  - Changing our management style

  We began by very specifically restating what our company goals and strategies needed to become if we were to succeed over the long haul. Once we articulated that framework, the business groups and business units, various functions, departments, and individuals developed their supporting goals and action plans.
  We have begun to build an environment where individual accountabilities are clearer, better understood, measured, and rewarded. We are re-establishing the attitude that as a company we must daily earn our right to new business; and as Woodward members, are re-establishing the attitude that every day all members must earn the right to be a part of the company. We encourage our members to challenge the existing ways of doing things. We want every member to always believe there is a better way--and then look for it. If we do not believe and practice these precepts, then we will not progress as rapidly as we must.
  Why was this necessary? Over the years accountability slowly declined throughout the organization. Woodward had fallen into a very subtle trap brought about by our great successes of the 1970s and 1980s. Markets were strong, our products were excellent, profits were high, and profit sharing for our members was very lucrative. We began to believe our own press clippings and thought the good times would never end. But in the early '90s they did end, and we discovered we had to change.
  To accelerate the process of change, we made some decisions more symbolic than substantive. If we were going to expect everyone to assume more accountability, we needed to send the message that we consider every person an adult capable of making responsible decisions. We needed to create an atmosphere that allowed change.
  For many decades, Woodward had developed a reputation for following rigid rules and strictly adhering to conformity. To energize change, we decided to generate a strong signal to the membership that would visibly and unquestionably indicate that change was taking place. Therefore, we moved decision-making about social issues and work environment away from a central corporate authority and placed it within the individual business units.
  As a result of that action, I suppose the most extraordinary news coming out of Woodward over the following months was about our relaxed dress codes and the encouragement to take coffee breaks. Recently, members of the Rockford area plants even began to wear casual dress on Fridays. As superficial as the changes may seem, they engendered a significant increase in morale. These changes certainly serve as visible signs of our break with the past. They send the message we consider each individual capable of making reasonable decisions.
  Since we are asking every member to assume responsibility for his or her work, and be accountable for it, we are changing our compensation system to more directly reward achievement. We are also trying to reward individual initiative and accountability in more ways than the paycheck. We want people to have the opportunity to improve their self-esteem as much as increase their pay.
  During the last year, a new management style has begun to evolve. And, bit by bit, the acceptance of greater accountability is growing in our daily operations. Once cautious members are beginning to reach out and test the system, pleased with what they find in our new environment. Every day it seems the company enjoys new victories as people take responsibility and assertively express their ideas.
  We are working to foster an environment of more open communication where everyone can feel free to express concerns, to put ideas on the table, and to deal with ideas constructively. We want an environment with a clear set of objectives, identifiable goals, where everyone is committed to working together to achieve stated targets. We are striving for a work environment where everyone freely speaks their mind, genuinely enjoys their work, and creativity is constantly reinforced--and rewarded.
  In our new environment, managers are not defined solely by being the bosses who know all the answers, but rather as empathetic, coaching managers, who act as mentors and teachers. We need managers who know how to draw out good ideas from their people, assimilate the collective knowledge of their groups, and facilitate effective team action.
  We continually involve our members in the everyday operation of the business. For example, today there is virtually no new machine or technology purchased without direct involvement of the people who have responsibility for running the machines. We ask those who eventually will use the new equipment to help evaluate and then recommend that which will best meet their needs. Teams take the initiative to explore new ways of handling existing operations and processes. As a result, we are beginning to enjoy an increasing number of cost-reduction and time-saving successes.
  As the end of my first year as CEO and Chairman of the Board approaches, I have great confidence in our company and its members. Even though we had more restructuring costs during 1995 than anticipated, and the improvements resulting from the restructuring did not happen as quickly as we had hoped, we did manage to improve earnings before restructuring costs and taxes by $7.6 million, or 41 percent. With this kind of performance, I believe the confidence I have in the members and our company has been well justified.
  As we face changing customer expectations and highly contested markets, we are in a critical period of our history, and well-directed leadership is important. I find leading Woodward in the pursuit of continuing excellence is a daunting responsibility. It also is very exciting and rewarding. Speaking for myself, and for every member of Woodward, I can report we fully intend to remain a leader in our markets. We are taking positive steps to change the way we do business--both externally and internally. We constantly will focus our attention on ways to do things better. And, we will not be satisfied unless we continue to maintain our market leadership.

John A. Halbrook
Chairman of the Board
and Chief Executive Officer

November 30, 1995

WOODWARD'S VALUE ADDED APPROACH
Meeting Customer Needs

Day after day, we face tough competition in every one of our markets. Customers continue to demand controls designed to offer the highest value for money invested, and electronic-based systems remain in great demand. As environmental and fuel-efficiency requirements become more stringent, customers are calling for completely integrated, highly effective fuel-metering systems. Therefore, the ability to develop hydromechanical and electromechanical based units to supplement electronic controls grows in importance. We hold a particularly strong advantage in this area because it centers on one or more of our traditional core technologies.

We believe we are prepared to meet the market's varied challenges because we planned for them. When business was down and the future didn't look very bright, we invested in research and development. We strengthened our worldwide presence. Because we took these risks, we are in an excellent position to help customers meet the critical needs for control systems required by today's applications, as well as for those of the future.

AIRCRAFT CONTROLS
The past twelve months indicate the aerospace market's cyclical correction has run its course, and we have begun to experience a modest turnaround in our Aircraft Controls business. From business to commercial aviation, recent market forecasts indicate a stabilization has begun, and long-term outlooks have brightened. For the immediate future, we expect civil aviation markets to remain reasonably stable. They certainly will be higher than the low point experienced in 1994, but they will remain well below the remarkable highs of the late 1980s. Military controls markets remain in decline.
  In 1995, the marketplace made a number of unforeseen demands on us. During the year, we had unexpected, but welcome, increases in demand for some of our Aircraft Controls products. We pulled together and fulfilled these requirements. This achievement is even more significant when one considers it occurred during the time our attention was centered on closing two plants and changing our operations.
  To reduce operating costs and eliminate excess capacity, we closed our Stevens Point, Wisconsin, plant and a leased facility in Rockford, Illinois, consolidating all aircraft operations into our two Rockford area plants. We combined four stand-alone business units into a single Aircraft Controls operation. This new operation focuses on our three critical business processes: customer support, product development, and product flow and distribution. Through this simplified organization, we reduced management costs, and we established a better framework to clearly understand and improve fundamental business processes. As a result, not only did we cut costs, but also we became more aggressive and profitable without decreasing the quality of customer support or the ability to compete for new programs.
  As an integral part of the overall restructuring process, we rethought our manufacturing strategy and made a commitment to a significant increase in outsourcing parts production. We have outsourced non-critical parts to suppliers, who have shown they can manufacture them economically and maintain our quality standards. To help us obtain conforming parts, we facilitated the formation of a major new contractor, Pointe Precision, Stevens Point, Wisconsin. Internally, we reorganized our in-house manufacturing organization into logical flows focused on the production of parts critical to control performance and on those we are uniquely qualified to manufacture.
  We continued to invest in equipment and methods to improve overall operations and cut production time. We purchased new equipment designed to improve our core manufacturing technologies. We also have member teams reviewing material flow processes. With their recommendations, we expect to make further strides in reducing throughput time and approach the absolutely essential goal of making 100 percent on-time delivery. Other teams are performing similar reviews in the Industrial Controls business group.
  Increasingly, cost drives customer decisions. Quality and reliability remain a must, and customers routinely expect these features. Value delivered for money invested remains an important criteria for success. In addition, end users have heightened their influence on engine manufacturers to place a strong emphasis on life-cycle costs. Because we have a long-standing reputation for building reliable controls, and will continue to build upon that reputation, we are in a good position to meet these market expectations.
  Also, with costs rising, creative financing is growing in importance, both for supporting OEM sales to airlines and for winning service contracts. Our strong financial position continues to work in our favor, and we are creating and marketing innovative ways to help end users cut costs, particularly in the support of their fuel controls.
  In our view, customers increasingly will demand complete fuel-control systems as they try to reduce their costs and simplify their supply functions. We are working hard to improve our already extensive capability of integrating components into critical fuel delivery systems. We have targeted a considerable portion of our research and development efforts to increase this capability. However, it is important to note that further technological advances appear to be important only if they contribute to reduced cost and/or weight. Currently, the aerospace market does not support implementing new technology for its own sake.
  Woodward controls may be found on a wide variety of commercial aircraft: All Boeing 737-300, -400, and -500s with CFM56-3 turbofan engines; Boeing 757s equipped with Rolls-Royce RB211-535E4 turbofan engines; and the new Boeing 777s equipped with GE90 or Rolls-Royce Trent 800 turbofans. The A319, A320, A321, and A340s made by European airframer, Airbus, use Woodward controls on versions of the CFM56-5 turbofan and IAE V2500 turbofans. Also equipped with Woodward controls are the MD-90s with IAE V2500 turbofans and the Canadair Regional Jet with GE CF-34 turbofans.
  The BR710, Rolls-Royce Trent, and the IAE V2500 turbofans employ one of Woodward's family of advanced fuel metering controls. Since the program began, Woodward's advanced fuel metering control has won all contracts for which it has been proposed. This year, receiving the V2500 contract was a major event. We worked hard for this contract, and our demonstrated rapid-development cycle time played a major part in our receiving it.
  At the end of fiscal year 1995, Woodward was awaiting the decision on its proposal for a fuel metering unit for the newest model of the GE CF-34 turbofan and the launch of the BR715 program. These two programs represent substantial contracts and if awarded, both controls will enter production in 1999. (Editor Note: Since the end of fiscal year 1995, Woodward received notification of the award of the CF-34 contract and the launch of the BR715 program.)
  Woodward controls also have made a name for themselves in applications on small and medium size airframes. Cessna and Raytheon, the parent company of Beech, use our controls on models of the Williams-Rolls FJ44 turbofan. In addition, Pratt & Whitney Canada has used our products on many variations of the PT6 and PW206 turboprops. This year, an advanced PT6 turboprop engine, with a new control system, was selected to power the winning Joint Primary Air Training System (JPATS) entry. The selected aircraft is the Armed Forces' next generation of primary trainer.
  In addition to supplying controls to engine manufacturers, we have a long-held commitment to provide comprehensive repair, overhaul, parts, and engineering services to all end users of Woodward controls.

Earlier this year, we did have some problem getting parts when we consolidated and relocated our operations. However, the problems are being resolved and we are committed to supplying these services with rapid turn time (the time it takes to convert a concept into a finished product), first-class engineering support, and predictable competitive pricing.
  Last year we purchased HSC Controls Inc. This company specializes in servovalves and other electromechanical devices used in aircraft, medical, and industrial markets. These products are critical components not only for our products, but also for almost every existing and future control system. One of HSC's latest developments centers on a family of jetpipe servovalves. Manufacturers of some of the newest turbine engines and auxiliary power units on the market use this product, and it has potential for many more applications. HSC is committed to being the foremost supplier of the industry's fuel-based servovalves.

INDUSTRIAL CONTROLS
On the Industrial Controls side of our business, the demand for engine and turbine controls has begun to pick up, and new markets are making an appearance. Many countries, such as those in South America, have begun to privatize state-owned industry. In South America, these actions have resulted in new owners with a desire to invest in updated control systems. There also exists an increased possibility for constructing new plants to meet growing demands for hydro-electrical power. Countries formerly of the Soviet Union hold a significant degree of opportunity for long-term business in the future. Even countries with government-owned and operated powerplants are beginning to recognize the need to upgrade existing controls.
  Forming partnerships and other cooperative agreements with original equipment manufacturers, system packagers, and end users is becoming a common approach to business. By closely working with our customers, we gain an important insight into the evolving needs of our markets. We also find these associations hold the potential to open doors that otherwise may have remained closed to us.
  As we gain insight into present and future market expectations for controls and control systems, we increase our ability to accurately focus our research and development efforts. With this knowledge, we become even better prepared to develop the means to effectively meet market expectations.
  The ability to determine market needs and then develop the means to meet them has led us to produce innovative products. These products have helped us secure a competitive advantage in several of our markets, and we are continuing to look for new ways to gain an even greater advantage. As we gain additional insight into market needs, we are better able to give our customers products offering exceptional features and performance. And, we can maintain a highly competitive ratio between cost and value received.
  We have strengthened our efforts on customer service by expanding Woodward's presence throughout the world. Not only have we added new offices, but we also have expanded the activities taking place in some of our existing plants and offices.

  We are enjoying a tremendous advantage over our competition through the synergy found in a company exclusively engaged in the design, manufacture, and support of controls and control systems. We have many skills to draw upon, and we are making good use of those skills. Not only do the units in Industrial Controls share their knowledge, but also the Aircraft Controls and Industrial Controls businesses share knowledge to help our customers solve problems. This year, engineers from throughout the organization have pooled skills and technology to develop unique, effective solutions to complex control issues.

TURBOMACHINERY CONTROLS
Throughout the world, we are experiencing increased activity in our Turbomachinery Controls markets. Activity in the Asia and Pacific regions is on the increase, and industries in Central and South
America are encouraging. The market indicates a growing need for new and updated turbine control systems. To meet challenges such as these, we opened offices in Beijing, China, and in Mexico City, Mexico. We also opened an office in Perth, Australia, to support the Sydney operation. Last year we opened a plant in India, and this year its members played an important part in helping us sell several steam turbine control systems to a large OEM.
  Markets in the Middle East also hold a significant potential for growth. Therefore, we increased the staff at our Abu Dhabi sales office, and we opened a training facility. The number of training sessions already booked clearly expresses a strong customer need for this type of service.
  Value-for-cost considerations have become an increasing decision-maker for turbine controls users. Also, the ability to meet environmental regulations continues to gain in importance in almost every market. Turbomachinery engineers have accepted these challenges and offer customers an increasing array of controls, control systems, and subsystems designed to meet customer needs at reasonable costs.

  Woodward's investment in the development of dry low emission (DLE) controls technology for new-generation turbines has made us a technology leader in this area. This technology led to our establishing agreements with several major turbine manufacturers, and they have specified the system for use on new DLE turbines. Not only have we become a leader in DLE technology, but the knowledge gained from undertaking this challenge fortifies our knowledge in the design of fast-acting valves and related subsystems. The ability to combine integrally designed components into a comprehensive system differentiates Woodward valves from the competition.
  One significant event for Turbomachinery Controls was the integration of the Hydraulic Turbine Controls (Hydro) business unit, formerly of Stevens Point, Wisconsin, into its operations. This reorganization allows members to take full advantage of the many talents and technologies found throughout the Turbomachinery Controls operation, and it translates into important customer-related improvements:

  - Expanded aftermarket and customer services
  - Development of more innovative products
  - Reduced product lead times
  - Integrated engineering capabilities

  With increasing market activity, Turbomachinery Controls engineers constantly look for new ways to meet customer needs. Many challenges face us, and we believe we have the technically skilled members, the controls and control systems, and the ability to meet all demands.

ENGINE CONTROLS
Throughout the year, Engine Controls engineers developed and tested several controls specifically designed for the specialized needs of individual markets. One of these units is the AutoBalancerTM 5000 control, which is designed to improve the operation of gas engines.
  The AutoBalancer 5000 control came about because engineers worked closely with members of the industry. But this was not the only instance where we have developed close relationships with customers or industry representatives. Engine Controls also entered into working agreements with several engine manufacturers and system packagers. One such association resulted in the design and application of a specialized control system for engines fueled by liquid or compressed natural gas. Manufacturers of trucks and busses worldwide are giving strong consideration to these alternative-fuel engines as viable for use in vehicles. Having a proven answer to the control problems presented by these applications gives us a strong market advantage.
  We entered into an agreement with Mercedes-Benz in Brazil. We are working with this company to employ our Digital Min/Max control and Flo-TechTM valve on equipment they produce. This system, developed for use in carbureted gas engines, not only has spurred interest in one particular area, but also it has potential for the use of Woodward controls on other applications for Mercedes-Benz.
  Through the efforts of members in Reading, England, we have entered a partnering agreement with F.G. Wilson, a major system packager with headquarters in Northern Ireland. By designating Woodward as its main control supplier, F.G. Wilson opened the door for Woodward to develop controls for engines made by manufacturers not traditionally considered Woodward customers. We expect substantial growth in this venture for 1996 and beyond. Also in Europe, we signed an exclusive agreement with Deltec Fuel Systems of the Netherlands for joint development of an integrated gas-engine control system.
  Members of Woodward Governor Germany GmbH successfully participated in a number of fuel-injection programs, and members in Japan introduced fuel injection components into their markets. Over the year, Woodward Governor Germany GmbH improved both its product and production facility. Next year will be a pivotal time for this portion of our business, and we have high expectations.
  In India, members began producing and shipping, engine control products. Although the plant's production presently is limited to hydromechanical controls, the plant's staff promotes the sale and application of the entire range of Woodward industrial products.
  In Asia and the Pacific Rim, many markets, including those in China, offer potential for new and retrofit engine-control applications. In South America, in addition to the Mercedes-Benz partnership, members of our plant in Brazil are seeing an increase in the demand for Woodward engine controls and control systems.
  Several of our Engine Controls developments have been underway for a while, and we now are beginning to realize the rewards of those efforts. In other areas, we may not experience increased success until sometime in the future. Meanwhile, we need to continue to anticipate market demands that will occur in years to come. All in all, the next several years hold many challenges for our Engine Controls business unit. Our members are facing these challenges with confidence and are prepared to advance Woodward into a growing number of markets--both in general and specialized control technology.

SUMMARY
Our efforts to build strong links with our customers continue to gain momentum. John Halbrook, Woodward Chairman and CEO recently said, "We must develop a passion for serving our customers." Achieving this status is our focus, and we continue to reach out to our markets by placing Woodward operations near them.
  Simply building good customer relationships is not enough. We must supplement these strong customer bonds with controls and control systems containing greater built-in value for cost than any other product on the market. We must consistently build upon our already strong customer support capabilities. Each year we add to these capabilities. In the United States, Canada, Mexico, Venezuela, and Curacao, N.M., we had a total of twelve Central Distributors in place at the end of fiscal year 1995. In addition, we now have one or more Authorized Independent Service Facilities (AISFs) in twenty-nine countries, all supplying Woodward products and support to customers throughout the world.
  And as we enter more markets and develop more products, we believe we are taking the necessary steps to make sure we attract, and retain, members with the best talents available. By offering the right product in the right place at the right time supported by the right people, we believe Woodward will be the best source customers turn to when seeking new or updated fuel controls and controls systems.

FINANCIAL SUMMARY AND ANALYSIS
Woodward Governor Company

RESULTS OF OPERATIONS
1995 Compared to 1994

Shipments
Shipments in 1995 were $379,736,000, 14% greater than the $333,207,000 shipped in 1994. Price increases accounted for 1.5% of the change and volume increases 8.8% of the change in 1995 shipments. In addition, shipments from overseas plants translated into over $11,700,000 or 3.5% more U.S. dollars compared to prior year exchange rates. Aircraft Controls' and Industrial Controls' shipments have both increased since last year. Military sales continued to decline and were 7.4% of sales this year compared to 9.6% last year.
  Aircraft Controls' shipments were $162,124,000 in 1995, up 14.5% from last year's total of $141,632,000. There were some items in 1995 that need to be considered when comparing to 1994. Over $9,500,000 of revenue was recognized in 1995 for reimbursement of nonrecurring engineering charges. This compares to $2,600,000 in 1994. Shipments in 1994 for the then newly acquired HSC Controls Inc. and Bauer Aerospace, which at year end 1994, the company announced its intent to divest of, were $7,300,000. In 1995, these entities had shipments of $14,525,000. Aircraft Controls' shipments were 42.7% of total company shipments in 1995 compared to 42.5% in 1994. The aircraft industry has seen some stabilization of the market, and the company is seeing an increase in market share.
  Industrial Controls' shipments in 1995 were $217,612,000 compared to $191,575,000 in 1994, a 13.6% increase. This represents 57.3% of total company shipments in 1995 compared to 57.5% in 1994. Shipments from the overseas plants continue to increase at a much higher rate than domestic shipments which were down slightly from the prior year. The domestic business units are the principal manufacturing support for the overseas plants, so even though customer shipments from the domestic plants were down, the manufacturing activity was up. The growth in the overseas markets is projected to continue in the near future, with the domestic markets remaining flat or increasing slightly.

Cost of Goods Sold
Cost of goods sold was $274,676,000 or 72.3% of net sales in 1995. This compares to $248,839,000 or 74.7% in 1994. The favorable change as a percent of shipments from 1994 to 1995 reflects the company's cost control efforts and early benefits related to the restructuring plan implemented in 1995. Research and development efforts continue to be an important part of customer commitment, with many customers requesting work be done to develop new applications for control technology. Spending on research and development was $13,700,000 in 1995 compared to $16,400,000 in 1994. Engineering costs overall continue to increase to meet the demands of customer support.

Sales, Service, and Administrative Expenses
For 1995, sales, service, and administrative expenses were $69,961,000 or 18.4% of sales compared to $58,557,000, or 17.6% in 1994. Included in this year's total are some items that should not be incurred in the future: these include costs related to the ongoing restructuring and consolidation of the Aircraft Controls group which was essentially completed in 1995 and a $1,100,000 bad debt provision relating to a long time customer. These items in total added over $4,000,000 in expenses this year.

Restructuring Expense
In 1994, the company had a major restructuring of the Aircraft Controls group and recorded $23,700,000 of restructuring costs. These costs included the announced closing of the Stevens Point, Wisconsin plant, the intent to divest of Bauer Aerospace, and consolidating all aircraft manufacturing, assembly, and test operations into the two remaining Rockford-area plants. In 1995, the Stevens Point plant was closed except for a small portion of the plant currently being leased to a Woodward contractor who was established through company assistance. The plant has been placed for sale with an international real estate broker. As yet, no offers have been received. The company has also attempted to sell Bauer Aerospace during 1995. No acceptable offer has been made and the efforts to sell this business will continue.

  In 1995, additional restructuring expenses of $5,927,000 were incurred. These principally relate to an early retirement program announced in fiscal year 1994 that was implemented in 1995 and the move of the Hydro business unit from Stevens Point to the plants in Colorado. The decision to make this move was made in the first quarter of 1995 and the move completed in the third quarter. We do not expect any significant restructuring expenses in 1996.

Interest Expense
Interest expense was $3,825,000 in 1995 compared to $3,941,000 in 1994.

Interest Income
Interest income in 1995 was $555,000 compared to $708,000 in 1994.

Other Expense-Net
Other expense-net was $5,719,000 in 1995 compared to $4,073,000 in 1994.

Income Taxes
The income tax expense in 1995 was $8,247,000 and the effective rate was 40.9%. In 1994, there was a tax benefit of $1,922,000 primarily due to a significant restructuring charge. The effective rate in 1995 is higher than the statutory rate in the United States due to the fact that a significant portion of the income was generated at overseas locations at higher tax rates.

Net Earnings (Loss)
The 1995 net earnings were $11,936,000, an increase of $15,209,000 from the net (loss) in 1994 of ($3,273,000). The results for 1994 included a restructuring expense of $23,700,000 while 1995 also included $5,927,000 of restructuring expenses. The return on sales was 3.1% in 1995 compared to (1.0%) in 1994. Return on average net worth was 6.1% in 1995 and (1.7%) in 1994. Earnings (loss) per share was $4.11 in 1995 and ($1.11) in 1994.
  The earnings before income taxes from foreign operations increased from $12,550,000 in 1994 to $15,126,000 in 1995. The shipment level also increased, going from $89,128,000 in 1994 to $118,293,000 this year. Shipments from domestic operations increased from $244,079,000 in 1994 to $261,443,000 in 1995. Over the same period, earnings (loss) before income taxes from domestic operations went from ($17,745,000) in 1994 to $5,057,000 in 1995. Without the restructuring expense of $23,700,000, 1994 would have reflected earnings before income taxes from domestic operations of $5,955,000. The 1995 earnings before income taxes from domestic operations would have been $10,984,000 without the restructuring expense of $5,927,000. The net earnings of $3,646,000 in 1995 compared to the net (loss) in 1994 of ($10,710,000)
for domestic operations.
  Management expects that sales and earnings will continue to increase next year. The expectation is that ongoing shipments of the Aircraft Controls group will be flat while shipments from the Industrial Controls group will increase. Although the Aircraft Controls group has seen a stabilizing of the aircraft market and some increased market share, the number of new aircraft being built is still down from past levels. Inroads continue to be made on programs with current customers that we are not presently involved on. The expected increase in industrial shipments will be due principally to the continued increase in the company's overseas markets. The consolidation of the Hydro business into the Turbomachinery Controls business unit in Colorado, the closing of the Stevens Point plant and consolidation of aircraft operations, and the ongoing reduction of membership levels all will contribute to a lower cost structure in 1996.
  The company is currently involved in matters of litigation arising from the normal course of business, including certain environmental and product liability matters. For a further discussion of these issues, refer to Notes to Consolidated Financial Statements, Footnote K, "Contingencies," on page 28.

Financial Condition
Cash and cash equivalents increased from $10,272,000 in 1994 to $12,451,000 in 1995. Combined short- and long-term debt increased slightly to $62,960,000 in 1995 from $61,591,000 in 1994. With the increase in accounts receivable and inventory, this increase was not unexpected.

  Accounts receivable increased from $69,778,000 at September 30, 1994 to $81,880,000 at September 30, 1995. This increase is due to the exceptional shipment level in the month of September 1995, $7,500,000 greater than September 1994, and the deterioration in timely payments from our customers. In addition, the allowance for losses increased from $3,021,000 in 1994 to $4,605,000 in 1995. Of this increase,
$1,100,000 relates to a specific reserve for one customer.
  Inventories increased from $80,272,000 at September 30, 1994 to $92,831,000 at September 30, 1995. The increase was disappointing. Although shipments increased, the inventory level needs to be better managed. Material flow teams have been formed to focus on this issue and major changes are underway in inventory management to be implemented in 1996.
  Property, plant, and equipment--net decreased from $122,911,000 at September 30,1994 to $118,066,000 at September 30, 1995. The decrease is a result of holding the capital expenditure level in 1995 below the depreciation expense.
  Deferred income taxes increased from $35,328,000 in 1994 to $39,630,000 in 1995. A valuation allowance of $9,006,000 in 1995 and
$7,518,000 in 1994 was recorded principally due to foreign tax credit and acquired foreign net operating loss carryforward limitations. Remaining deferred tax assets are expected to be realized through future earnings.
  Accounts payable and accrued expenses increased from $37,972,000 at September 30, 1994 to $50,765,000 at September 30,1995. Accounts payable have increased from last year due to greater shipment activity. Accrued salaries and wages are up due to the additional days pay accrued this year, additional withholding taxes, and profit sharing. In addition, the accrued early retirement liability increased as a result of the program offered in fiscal 1995.
  Other liabilities reflects the non-current accumulated postretirement benefit obligation.
  Shareholders' equity at September 30, 1995 increased to $197,903,000 from $193,846,000 at September 30,1994.

Liquidity and Capital Expenditures
Cash dividends paid to shareholders in 1995 and 1994 were $3.72 per share.
  Cash flows provided from operations were $31,321,000 in 1995 compared to $35,805,000 in 1994.
  Cash flows (used) in investing activities were ($18,428,000) in 1995. This compares to ($23,902,000) in 1994. The primary use of cash is capital expenditures, with capital expenditures in 1995 up from 1994. The 1994 total also included the acquisitions of HSC Controls Inc. and the two companies that comprise Woodward Governor Germany GmbH.
  Net cash (used) in financing activities was ($11,522,000) in 1995 and ($11,833,000) in 1994. Cash dividends continue to be the principal use of cash in this area. The main financing activities are related to short-term borrowing and long-term debt payments.

Membership
Worldwide membership decreased in 1995 from 3,439 at the beginning of the year to 3,071 at September 30, 1995. The decrease occurred in the Aircraft Controls group and was accomplished through an early retirement program, attrition and the closing of the Stevens Point plant.

RESULTS OF OPERATIONS
1994 Compared to 1993

Shipments
Shipments during 1994 were $333,207,000, .6% above the $331,156,000 shipped in 1993. Price increases accounted for .6%, volume decreases accounted for 3.9% and increases due to acquisitions accounted for 3.2% of the change in 1994 shipments. In addition, shipments from overseas plants translated into over $2,300,000, or .7% more U.S. dollars compared to prior year exchange rates. A decline in Aircraft Controls' shipments was offset by an increase in Industrial Controls' shipments. Military sales continue to decline, dropping from 11.0% of total company shipments in 1993 to 9.6% this year.

  In 1994, the company acquired HSC Controls Inc. of Buffalo, New York. HSC designs and manufactures torque motors and servovalves primarily for aerospace applications. HSC's shipments from the date of acquisition are included in the Aircraft Controls group. The company also acquired two companies in Germany: Einspritzgeratewerk Aken, a diesel fuel pump manufacturer, and Feingeratebau Kelbra, a manufacturer of fuel-injection nozzles. These two companies have been consolidated to become Woodward Governor Germany GmbH. Shipments from the dates of acquisition for these companies are included in the Industrial Controls group this year. Combined shipments included in 1994 results for these three acquisitions amount to $10,699,000.
  Aircraft Controls' shipments were $141,632,000, down 7.0% from last year's total of $152,238,000. In 1994, Aircraft Controls' shipments were 42.5% of total company shipments compared to 46.0% in 1993. The depression in the commercial aircraft industry continues to influence shipments.
  Industrial Controls' shipments in 1994 were $191,575,000 compared to $178,918,000 last year, a 7.1% increase. Shipments made in 1994 represented 57.5% of total company shipments compared to 54.0% last year. However, shipments of the newly acquired Woodward Governor Germany GmbH accounted for 4.1% of the increase, while existing operations accounted for a 3.0% increase. The importance of worldwide marketing efforts is evidenced by shipments at overseas business units increasing at a higher rate than domestic shipments.

Cost of Goods Sold
Cost of goods sold was $248,839,000, or 74.7% of net sales in 1994 compared to $246,254,000, or 74.4% in 1993. Material costs increased due to the greater purchased material content of our products, but direct labor costs were reduced as a result of improvements in productivity. Although research and development costs decreased from the prior year, we continue to be committed to these efforts which are necessary for future growth. Engineering costs overall continued to increase because of the need to provide even greater support to current products. Spending on research and development in 1994 amounted to $16,400,000 compared to $18,500,000 in 1993.

Sales, Service, and Administrative Expenses
In 1994, sales, service, and administrative expenses were $58,557,000 compared to $52,559,000 in 1993. This represents 17.6% of sales compared to 15.9% in 1993. Included in the 1994 total are the sales, service, and administrative expenses since the dates of acquisition for the three acquired companies. That and the cost of implementing the final phase of the new management information system at all domestic locations were the primary reasons for the increase.

Restructuring Expense
Restructuring expense in 1994 was $23,700,000 compared to $3,480,000 in 1993, and reflects the major restructuring of the Aircraft Controls group to bring manufacturing capacity in line with current and projected shipment requirements. These costs include the closing of the Stevens Point plant, divesting of Bauer Aerospace, and consolidating all aircraft manufacturing, assembly, and test operations into the two remaining Rockford-area plants. Included in both years are the costs of severance pay offered to terminated workers. The cost of an early retirement program offered to eligible members is included in 1993.

Interest Expense
Interest expense was $3,941,000 in 1994 compared to $2,722,000 in 1993. The increase over last year is a result of higher levels of borrowing combined with higher interest rates, in addition to $665,000 of interest as the result of completing an income tax review.

Interest Income
Interest income in 1994 was $708,000 compared to $748,000 in 1993.

Other Expense-Net
Other expense-net was $4,073,000 in 1994 compared to $3,805,000 in 1993.

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

Net Earnings (Loss)
The 1994 (loss) before the cumulative effect of accounting changes was ($3,273,000), a decrease of $16,662,000 from 1993 earnings of
$13,389,000 before the cumulative effect of accounting changes. The results for 1994 included a restructuring expense of $23,700,000 compared to $3,480,000 in 1993. Return on sales was (1.0)% compared to 4.0% in 1993. Return on average net worth was (1.7)% compared to 6.3% in 1993. Earnings (loss) per share before the cumulative effect of accounting changes were ($1.11) in 1994 compared to $4.50 in 1993. After deducting the cumulative effect of accounting changes, net of tax, of ($5.86) per share, the net (loss) per share in 1993 was ($1.36). The net (loss) in 1994 was ($3,273,000) compared to
($4,028,000) in 1993.
  Earnings before income taxes and cumulative effect of accounting changes from foreign operations in 1994 were $12,550,000 on shipments of $89,128,000 compared to the 1993 total of $15,238,000 on shipments of $78,018,000. The (loss) before income taxes and cumulative effect of accounting changes from domestic operations this year was ($17,745,000) on shipments of $244,079,000 compared to $7,846,000 of earnings in 1993 on shipments of $253,138,000. Without the restructuring expense of $23,700,000, 1994 would have reflected earnings before income taxes from domestic operations of $5,955,000. In 1994, the net (loss) was ($10,710,000) compared to ($13,145,000) in
1993 for domestic operations.

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

  Property, plant, and equipment--net decreased from $144,016,000 at September 30, 1993 to $122,911,000 at September 30, 1994. This
decrease is due to the writedown of these assets as a result of the restructuring and capital expenditures for 1994 being less than depreciation.
  Deferred income taxes increased $10,419,000 from $24,909,000 in 1993 to $35,328,000 in 1994. The main reason for the increase is $9,208,000 related to the 1994 restructuring charges and an acquired net operating loss carryforward. A valuation allowance of $7,518,000 in 1994 and $2,492,000 in 1993 was recorded principally due to foreign tax credit and acquired foreign net operating loss carryforward limitations. Remaining deferred tax assets are expected to be realized through future earnings.
  Accounts payable and accrued expenses increased from $35,915,000 in 1993 to $37,972,000 in 1994.
  Other liabilities reflects the non-current accumulated postretirement benefit obligation.
  Shareholders' equity at September 30, 1994 decreased to $193,846,000 from $206,222,000 at September 30, 1993.

Liquidity and Capital Expenditures
Cash dividends paid to shareholders in 1994 and 1993 were $3.72 per share.
  Cash flows provided from operations were $35,805,000 in 1994 compared to $37,222,000 for 1993.
  Cash flows (used) in investing activities were ($23,902,000) in 1994. This compares to ($18,088,000) in 1993. Capital expenditures are the primary use of cash, even though these expenditures have been reduced significantly the last two years. In 1994, the company also acquired HSC Controls Inc. and the two companies that now comprise Woodward Governor Germany GmbH.
  Net cash (used) in financing activities was ($11,833,000) in 1994, ($16,204,000) in 1993. The principal financing activities are short-term borrowing and long-term debt. Dividend payments continue to be the principal use of cash in this area.

Membership
Worldwide membership increased from 3,264 in 1993 to 3,439 in 1994. The membership in newly acquired companies accounted for an increase of 273, while the membership from existing operations declined by 98 through attrition.

The shares of the company are traded over-the-counter. The company stock is listed on the NASD OTC Bulletin Board. The following schedule presents the bid price range and dividends paid for each quarter of the last two fiscal years. The bid price ranges are based upon quotations from brokers and may not necessarily represent actual transactions. Payment of dividends is subject to certain restrictions described in the Notes to Consolidated Financial Statements, Footnote F, "Long-term debt," page 26.

                            Quarterly    Quarterly
                            Bid Price    Dividends
Quarter Ended             High    Low    Per Share
September 30, 1995         $67    $60       $.93
June 30, 1995               63     55        .93
March 31, 1995              67     55        .93
December 31, 1994           83     59        .93

September 30, 1994         $84    $80       $.93
June 30, 1994               86     80        .93
March 31, 1994              87     72        .93
December 31, 1993           74     65        .93

F I N A N C I A L  S T A T E M E N T S
Woodward Governor Company and Subsidiaries

STATEMENTS OF CONSOLIDATED EARNINGS (LOSS)
Woodward Governor Company and Subsidiaries

                                                Year Ended September 30,
(In Thousands of dollars except per share amounts)
                                                1995        1994       1993
Net billings for products and services      $379,736    $333,207   $331,156
Costs and expenses:
   Cost of goods sold                        274,676     248,839    246,254
   Sales, service & admin.expenses            69,961      58,557     52,559
   Restructuring expense                       5,927      23,700      3,480
   Interest expense                            3,825       3,941      2,722
   Interest income                              (555)       (708)      (748)
   Other expense-net                           5,719       4,073      3,805
     Total costs and expenses                359,553     338,402    308,072
Earnings (loss) before income taxes and cumulative
   effect of accounting changes               20,183      (5,195)    23,084
Income taxes                                   8,247      (1,922)     9,695
Earnings (loss) before cumulative effect
   of accounting changes                      11,936      (3,273)    13,389
Cumulative effect of accounting changes,
   net of tax benefit of $11,360                  --          --    (17,417)
Net earnings (loss)                         $ 11,936    $ (3,273)  $ (4,028)
Net earnings (loss) per share:
   Before cumulative effect of
      accounting changes                    $   4.11    $  (1.11)  $   4.50
   Cumulative effect of accounting changes,
      net of tax                                  --          --      (5.86)
   Net earnings (loss) per share            $   4.11    $  (1.11)  $  (1.36)
Average number of shares outstanding       2,905,750   2,941,177  2,972,300
See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS
Woodward Governor Company and Subsidiaries
                                                     At September 30,
(In Thousands of Dollars except per share amounts) 1995          1994
Assets
  Current assets:
     Cash and cash equivalents                  $ 12,451      $ 10,272
     Accounts receivable, less allowance for losses
       of $4,605 for 1995 and $3,021 for 1994     81,880        69,778
     Inventories                                  92,831        80,272
     Deferred income taxes                        21,853        20,957
       Total current assets                      209,015       181,279
  Property, plant, and equipment, at cost:
     Land                                          6,674         6,648
     Buildings and improvements                  121,870       120,503
     Machinery and equipment                     175,455       156,476
     Construction in progress                        985         2,475
                                                 304,984       286,102
     Less allowance for depreciation             186,918       163,191
  Property, plant, and equipment-net             118,066       122,911
  Intangibles and other assets                     4,741         4,757
  Deferred income taxes                           17,777        14,371
Total assets                                    $349,599      $323,318
Liabilities and shareholders' equity
  Current liabilities:
     Short-term borrowings                      $ 30,297      $ 24,674
     Current portion of long-term debt             4,867         4,252
     Accts payable and accrued expenses           50,765        37,972
     Taxes on income                               6,722           630
       Total current liabilities                  92,651        67,528
  Long-term debt, less current portion            27,796        32,665
  Other liabilities                               31,249        29,279
  Commitments and contingencies                       --            --
  Shareholders' equity represented by:
     Preferred stock, par value $.01 per share, authorized
       3,000,000 shares, no shares issued             --            --
     Common stock, par value $.0625 per share, authorized
       7,000,000 shares,issued 3,040,000 shares      190           190
     Additional paid-in capital                   13,560        13,891
     Unearned stock plan compensation            (17,333)      (19,777)
     Currency translation adjustment              16,802        15,210
     Retained earnings                           195,598       194,088
                                                 208,817       203,602
     Less treasury stock, at cost                 10,914         9,756
                                                 197,903       193,846
Total liabilities and shareholders' equity      $349,599      $323,318
See accompanying Notes to Consolidated Financial Statements.

STATEMENTS OF CONSOLIDATED SHAREHOLDERS' EQUITY
Woodward Governor Company and Subsidiaries


(In Thousands
of Dollars               Addit'l  Unearned   Currency
except per        Common Paid-in   Stock     Trnslatn  Retained   Treasury Stock
share amounts)    Stock  Capital  Plan Cmp   Adjustmt  Earnings   Shares  Amount
Balance
at Sept. 30, 1992  $190  $13,884  $(24,627)   $13,692  $222,636   67,056 $6,085

Net (loss)           --       --        --        --     (4,028)     --      --

Purchases of
treasury stock       --       --        --        --         --   2,200     154

Issuance of stock
to ESOP              --       --        --        --         --     (78)    (4)

Stock plan
compensation expense --       --     2,300        --         --      --      --

Cash dvdnds--$3.72
 per common share    --       --        --        --    (11,057)     --      --

Tax benefit
applicable to
ESOP dividend        --       --        --        --        373      --      --

Translation
adjustments,
including
income taxes
allocated of $(63)   --       --        --      (906)        --      --      --

Balance
at Sept 30, 1993    190   13,884   (22,327)   12,786    207,924  69,178   6,235

Net (loss)           --       --        --        --     (3,273)     --      --

Purchases of
treasury stock       --       --        --        --         --  47,130   3,546

Issuance of
stock to ESOP        --        7        --        --         --    (397)    (25)

Stock plan
compensation expense --       --     2,550        --         --      --      --

Cash dvdnds--$3.72
per common share     --       --        --        --    (10,956)     --      --

Tax benefit
applicable to
ESOP dividend        --       --        --        --        393      --      --

Translation
adjustments,
including
income taxes
allocated of $238    --       --        --     2,424         --      --      --

Balance at
Sept 30, 1994       190   13,891   (19,777)   15,210    194,088 115,911   9,756

Net earnings         --       --        --        --     11,936      --      --

Purchases of
treasury stock       --       --        --        --         --  52,016   3,363

Sales of
treasury stock       --     (334)       --        --         -- (27,795) (2,120)

Issuance of
stock to ESOP        --        3        --        --         --  (1,344)    (85)

Stock plan
compensation expense --       --     2,444        --         --      --      --

Cash dvdnds--$3.72
per common share     --       --        --        --    (10,811)     --      --

Tax benefit
applicable to
ESOP dividend        --       --        --        --        385      --      --

Translation
adjustments,
including
income taxes
allocated of $19.    --       --        --     1,592         --      --      --

Balance at
Sept 30, 1995      $190  $13,560  $(17,333)  $16,802   $195,598 138,788 $10,914
See accompanying Notes to Consolidated Financial Statements.

STATEMENTS OF CONSOLIDATED CASH FLOWS
Woodward Governor Company and Subsidiaries
                                            Year Ended September 30,
(In Thousands of Dollars)                 1995        1994       1993
Cash flows from operating activities:
Net earnings (loss)                    $11,936   $ (3,273)    $(4,028)
Adjustments to reconcile
  net earnings (loss) to net
  cash provided (used) by
  operating activities:
Cumulative effect of acctg changes,
  net of tax                               --          --      17,417
Restructuring                              --      23,306       2,366
Depreciation and amortization           23,786     26,614      25,256
Deferred income taxes                   (3,407)   (10,419)     (2,748)
Stock plan compensation expense          2,444      2,550       2,300
Changes in assets and liabilities,
   net of effect of acquisitions:
 Accounts receivable                   (11,158)      (788)      6,395
 Inventories                           (11,830)     8,394      (1,607)
 Current liabilities, other than
   short-term borrowings and current
   portion of long-term debt            20,415     (9,762)     (8,318)
 Other-net                                (865)      (817)        189
   Total adjustments                    19,385     39,078      41,250
Net cash provided by operating
   activities                           31,321     35,805      37,222
Cash flows from investing activities:
Payments for purchase of property, plant
   and equipment                       (18,988)   (16,515)    (18,335)
Acquisitions, net of cash                  --      (8,014)         --
Other                                      560        627         247
Net cash (used) in
  investing activities                 (18,428)   (23,902)    (18,088)
Cash flows from financing activities:
Cash dividends paid                    (10,811)   (10,956)    (11,057)
Proceeds from sales of treasury stock    1,377         --          --
Purchases of treasury stock             (3,363)    (3,546)       (154)
Payments of long-term debt              (4,254)    (4,012)     (3,165)
Short-term borrowings proceeds
  (payments)                             5,144      6,288      (2,201)
Tax benefit applicable to ESOP dividend    385        393         373
Net cash (used) in financing
  activities                           (11,522)   (11,833)    (16,204)
Effect of exchange rate changes on cash    808       (295)        (66)
Net change in cash and cash equivalents  2,179       (225)      2,864
Cash and cash equivalents, beginning
  of year                               10,272     10,497       7,633
Cash and cash equivalents, end of year $12,451    $10,272     $10,497
Supplemental cash flow information:
Interest expense paid
  (net $677 capitalized 1993)          $ 3,930    $ 4,073     $ 2,803
Income taxes paid                      $ 8,669    $ 9,576     $10,069
See accompanying Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In Thousands of Dollars except per share amounts)

A. Significant accounting policies are as follows:
Principles of consolidation: The consolidated financial statements include the accounts of the company and its subsidiaries, the majority of which are wholly-owned. Intercompany transactions have been eliminated.

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

Property, plant, and equipment: Expenditures for major renewals and improvements are capitalized at cost while repairs and maintenance are charged to expense. Depreciation is provided principally on the declining-balance method over the estimated useful lives of the assets (5 to 45 years for buildings and improvements and 3 to 15 years for machinery and equipment). Upon disposal of an asset the resulting gain or loss is included in net earnings. In 1994, certain property, plant, and equipment were reduced to their appraised and estimated net realizable values due to restructuring.

Intangibles: The excess of purchase price over the fair values of net assets acquired has been recorded as an intangible which is being amortized using the straight-line method over 10 years, subject to impairment write-offs determined by underlying cash flows. The accumulated amortization as of September 30, 1995 and 1994 is $481 and $85, respectively.

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

Research and development costs: Expenditures related to new product development are charged to expense when incurred and total approximately $13,700, $16,400, and $18,500, for 1995, 1994, and 1993,
respectively.

Interest rate swap agreement: The differential to be paid or received is accrued as interest rates change and is recognized over the life of the agreement.

B. Acquisitions: The company purchased all of the shares of Einspritzgeratewerk Aken GmbH (EGA) in Aken, Germany, on November 8, 1993. Woodward Governor Germany GmbH, formerly EGA, manufactures high quality fuel pumps for large diesel engines.

On May 16, 1994, the company purchased all of the shares of HSC
Controls Inc. (HSC) of Buffalo, New York. HSC designs and manufactures torque motors and servovalves for aerospace, industrial, and medical applications.

Woodward Governor Germany GmbH acquired the assets of Feingeratebau Kelbra GmbH (Kelbra) on September 1, 1994. Kelbra manufactures injection nozzles and injection nozzle-holders for diesel engines.

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

C. Restructuring Charges: In the fourth quarter of 1994, the company recognized $23,700 in connection with a board-approved restructuring initiative. The restructuring charge reflects costs associated with closing facilities and the divestiture of Bauer Aerospace, manufacturer of the test equipment product line. In 1995, the company recognized additional costs associated with the restructuring initiative including $1,300 related to the relocation of machinery and members and $4,627 early retirement benefits and costs based on a company designed severance package.

The components of the restructuring provision as of September 30, were as follows:

                                        1995      1994      1993
Write-down of property,
 plant, and equipment
 and intangible assets               $    --  $ 19,148   $    --
Severance and early retirement         4,627     1,913     3,480
Other closure costs                    1,300     2,639       --
                                      $5,927   $23,700    $3,480

The restructuring activity for the years ended September 30, 1995 and 1994 is as follows:

                                                  1995      1994
Beginning balance                              $ 8,834    $5,107
Current year provision                           5,927     4,552
Expenses incurred                               (4,597)     (825)
                                               $10,164    $8,834

The components of the accruals related to restructuring at September 30, 1995 and 1994 were as follows:

                                                  1995      1994
Severance related benefits                    $  1,149    $1,971
Early retirement                                 7,093     4,466
Other closure costs                              1,922     2,397
                                               $10,164    $8,834

The early retirement benefits are payable for up to 10 years. Other closure costs include a reserve of $1,432 for losses related to the divestiture of the facilities and test equipment product line. It is anticipated that the remaining costs and losses will be paid and realized in fiscal 1996.

D. The provision for income taxes consists of:

                                         1995      1994    1993
Currently payable:
 Federal                               $2,754    $  960  $5,144
 State                                  1,007       614   1,120
 Foreign                                7,386     4,991   5,958
Deferred                               (2,900)   (8,487) (2,527)
                                       $8,247   $(1,922) $9,695

The company elected to adopt Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes," as of October 1, 1992. The cumulative effect of accounting change for income taxes as of October 1, 1992 decreased the net loss by $351 ($.12 per share) and is reported separately in the statements of consolidated earnings
(loss) for the year ended September 30, 1993. Excluding the amount recognized as the cumulative effect of accounting change, the effect of applying SFAS No. 109 on the net loss for the year ended September 30, 1993, was a benefit of $589 ($.20 per share).

The components of the deferred tax benefit in 1995, 1994, and 1993 were as follows:

                                         1995       1994     1993
Restructuring                         $ 1,308    $(9,208) $(1,850)
Postretirement and
 early retirement benefits             (1,659)        33   (1,442)
Depreciation                              436       (171)  (1,174)
State grant                                (6)        10     (400)
Inventory                              (3,104)     1,458     (343)
Valuation allowance                     1,488      5,026    2,492
Net operating loss and
 foreign tax credits                   (1,771)    (5,688)      --
Other                                     408         53      190
                                      $(2,900)   $(8,487) $(2,527)

The components of the net deferred tax assets at September 30, 1995 and 1994 were as follows:

                                                    1995     1994
Deferred tax assets:
  Postretirement and
    early retirement benefits                    $15,213  $13,376
  Restructuring                                    7,900    9,208
  Net operating loss and foreign tax credits       9,114    7,448
  Inventory                                        8,778    5,674
  Other items                                      9,919    9,260
  Valuation allowance                             (9,006)  (7,518)
    Total deferred tax assets                     41,918   37,448
Deferred tax liabilities:
  Unremitted earnings of
    foreign subsidiaries                          (1,766)  (1,605)
  Other items                                       (522)    (515)
    Total deferred tax liabilities                (2,288)  (2,120)
  Net deferred tax assets                        $39,630  $35,328

The company has recorded a valuation allowance to reflect the estimated amount of deferred tax assets which may not be realized principally due to foreign tax credit and acquired foreign net operating loss carryforward limitations. Remaining deferred tax assets are expected to be realized through future earnings. The change in the valuation allowance for the years ended September 30, 1995 and 1994, is as follows:

                                                   1995      1994
Beginning balance                               $(7,518)  $(2,492)
Foreign net operating loss carryforward            (440)   (5,535)
Utilization of foreign tax credit carryover         265       579
State net operating loss carryforward               (60)      (70)
Capital loss carryforward                        (1,253)       --
                                                $(9,006)  $(7,518)

The reasons for the differences between the effective tax rate of the company and the United States statutory federal income tax rate are as follows:

                                       Percent of pre-tax earnings
                                         1995      1994      1993
Statutory rate                           35.0     (35.0)     34.8
State income taxes                        1.9      (4.0)      3.1
Foreign tax rate differences              2.1       4.4       7.6
Effect of rate change                      --       2.4      (2.5)
Foreign sales corporation                (1.8)     (7.8)     (1.2)
Other items, net                          3.7       3.0        .2
Effective rates                          40.9     (37.0)     42.0

E. Short-term borrowings: Bank lines of credit available to the company totaled $57,996, of which $30,297 were used at September 30, 1995. Interest on borrowings under the lines is based on various short-term rates. Several of the lines require compensating balances or commitment fees. The lines, generally reviewed annually for renewal, are subject to the usual terms and conditions applied by the banks.

The weighted average interest rate for the company's borrowings was 6.3%, 5.3%, and 6.0% for 1995, 1994, and 1993, respectively.

F. Long-term debt:

                                                   1995      1994
9.45% note                                      $12,200   $14,100
ESOP debt guarantee                              19,500    21,500
Other                                               963     1,317
                                                 32,663    36,917
Less current portion                             (4,867)   (4,252)
                                                $27,796   $32,665

The company has a note agreement dated July 1990, wherein the company issued a $20,000 unsecured note due August 1, 2000 with an interest rate of 9.45%. Principal payments are due annually, with interest due semi-annually.

The principal payments required on the 9.45% note and other debt in each of the 5 years succeeding 1995 are: $2,367 in 1996, $2,582 in 1997, $2,497 in 1998, $2,783 in 1999, and $2,934 in 2000.

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

The company guaranteed payment of the loan and agreed to make future contributions to the Stock Plan sufficient to repay the loan. The loan and guarantee are recorded in the company's Consolidated Balance Sheets as long-term debt and unearned Stock Plan compensation. The related shares are being allocated to participants over 11 years as the debt is repaid. The Stock Plan debt requires principal payments each September 30, through 2003; a payment of $2,000 was made in 1995, $2,000 in 1994, and $1,500 in 1993. Payments increase to $2,500 with a final payment of $2,000. Interest of $1,722 was paid in 1995, $1,882 in 1994, and $2,003 in 1993.

Dividends on these common shares are paid to the Stock Plan and, together with company contributions, are used by the Stock Plan to repay principal and interest on the outstanding debt. Shares are allocated to participants based upon the ratio of the current year's debt service to the sum of total principal and interest payments over the life of the loan. The unallocated shares were 178,038, 203,152, and 229,346 as of September 30, 1995, 1994, and 1993, respectively.

The company recognized Stock Plan related expense on the Shares
Allocated Method as follows:

                                         1995      1994      1993
Interest expense                      $   789   $   933    $1,046
Compensation expense                    2,444     2,550     2,300
                                       $3,233    $3,483    $3,346

Company cash contributions to the Stock Plan for debt service were $2,788, $2,933, and $2,546, in 1995, 1994, and 1993, respectively.
Dividends on these shares used for debt service were approximately $934 in 1995, $949 in 1994, and $956 in 1993.

Federal income tax benefits of $385, $393, and $373 in 1995, 1994, and 1993, respectively, resulting from the deductibility of certain dividends paid by the company to the Stock Plan, were credited directly to retained earnings.

The provisions of the note and the guarantee limit the ability of the company to, among other things, incur debt, pay cash dividends, sell certain assets, acquire other businesses, and purchase the company's capital stock. The agreements include a provision that change in control of the company may result in all unpaid principal and interest becoming due. The company must maintain consolidated net worth of $150,000 and a consolidated current ratio of 1.25. At September 30, 1995, the company could pay dividends and purchase the company's common stock up to an amount not exceeding $15,959.

At September 30, 1995, the company was contingently liable for guarantees of indebtedness owed by an affiliated entity of $473.

G. Interest rate swap agreement: At September 30, 1994 and 1993, the company had outstanding an interest rate swap agreement with a commercial bank, having a total notional principal amount of $15,000. This agreement effectively converted fixed rate debt into variable rate debt and matured on August 29, 1995.

H. Accounts payable and accrued expenses:

                                                    1995       1994
Accounts payable                                 $10,419    $ 6,850
Salaries and wages                                 6,148      2,195
Restructuring                                     10,164      8,834
Taxes, other                                       6,103      4,534
Warranty                                           3,646      3,404
Postretirement and postemployment                  3,000      3,000
Other items--net                                  11,285      9,155
                                                 $50,765    $37,972

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

In 1993, the company elected to adopt the provisions of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." This resulted in a one-time charge of $17,341 (after reduction for income tax of $11,087), related to prior service cost, and was a non-cash transaction recognized as a cumulative effect of accounting change as of October 1, 1992, decreasing net earnings by $5.83 per share.

The accumulated postretirement benefit obligations were as follows:

                                                    1995       1994
Retirees                                         $19,021    $18,430
Fully eligible active plan participants              156         67
Other active plan participants                    14,275     11,256
Accumulated postretirement
 benefit obligation                               33,452     29,753
Unrecognized net gain (loss) from past
  experience different from that assumed            (203)     1,526
Total accumulated postretirement
  benefit obligation                             $33,249    $31,279
</TOTAL>

The company has included $31,249 and $29,279 in other liabilities and the balance in current liabilities for 1995 and 1994, respectively.

The periodic postretirement benefit cost consists of:

                                          1995      1994      1993
Service cost-benefits attributed
  to service during the period          $  894    $  951    $  942
Interest cost on accumulated
  postretirement benefit
  obligation                             2,347     2,143     2,201
Net periodic postretirement
  benefit cost                          $3,241    $3,094    $3,143

Actuarial assumptions used were as follows:
                                          1995      1994      1993
Projected healthcare cost
 trend rate                                 9.0%     9.5%     10.5%
Ultimate trend rate                        5.25%    5.25%      4.0%
Year ultimate trend rate
 is achieved                                2002     2007      2005
Effect of a 1.0% increase in
 the healthcare trend rate
 on the accumulated post-
 retirement benefit obligation            $6,216   $5,280    $6,391
Effect of a 1.0% increase in the
 healthcare trend rate on the
 net periodic cost                        $  690   $  695    $  726
Weighted average discount rate             7.75%    8.25%      7.0%

In 1995, the company extended loans to certain outside directors for the purpose of purchasing company stock. The notes are to be repaid in exchange for directors' retainer fees over the next five years and total $385 as of September 30, 1995.

In 1993, the company also adopted SFAS No. 112, "Employers' Accounting for Postemployment Benefits." The company's postemployment benefits consist principally of disability medical benefits. This resulted in a one-time charge of $427 (after reduction for income tax of $273) and decreased net earnings by $.15 per share in 1993.

The company has a Deferred Profit Sharing Plan which covers all worker members meeting certain service requirements. The company makes annual contributions to the plan based on net earnings of the company as defined by the plan document, with total contributions not to exceed the amount deductible for federal income tax purposes.

The company is required, under local regulations, to provide a defined benefit plan covering approximately 120 members in a foreign country. Benefits are based primarily on each member's years of service and average compensation over the period of participation.

The components of the net periodic pension cost are as follows:

                                              1995        1994
Service cost--benefits earned
 during the period                            $492        $497
Interest cost on projected
 benefit obligation                            562         662
Actual return on plan's assets                (546)       (629)
Net amortization and deferral                  107         107
Net periodic pension cost                     $615        $637

Assumptions used in the accounting for net periodic pension cost were:

                                              1995        1994
Weighted average discount rate                 4.0%        5.0%
Expected long-term rate of return
 on plan's assets                              3.1%        5.5%
Compensation increase rate                     3.0%        3.5%

The plan's funded status at September 30, 1995 and 1994 is as follows:

                                              1995        1994
Accumulated benefit obligation             $12,890     $12,492
Increase in benefits due to estimated
 future compensation increases               1,972       1,816
Projected benefit obligation                14,862      14,308
Plan's assets at fair value                 13,040      12,541
Projected benefit obligation in
 excess of plan's assets                     1,822       1,767
Unrecognized net loss from experience         (158)         --
Unrecognized transition amount              (1,602)     (1,710)
                                           $    62      $   57

The total amounts contributed to the Deferred Profit Sharing Plan and defined benefit plan and charged to expense were $3,461, $658, and $1,565, for 1995, 1994, and 1993, respectively.

J. Leases: The company has entered into leases for certain facilities. The leases are for 5 years with options to extend. Future minimum rental commitments under these operating leases are: $420 in 1996, $250 in 1997, $207 in 1998, $194 in 1999, and $206 in 2000. Rent
expense for leases was approximately $765, $867, and $796, for 1995, 1994, and 1993, respectively.

K. Contingencies: The company is currently involved in matters of litigation arising from the normal course of business, including certain environmental and product liability matters. The company had accruals of approximately $1,634 and $3,427 at September 30, 1995 and 1994, respectively. These accruals are based on the company's current estimate of the most likely amount of losses that it believes will be incurred. These amounts, which are expected to be paid over the next several years, have been included in accounts payable and accrued expense. The most significant portion of these accruals relates to the matters in the following two paragraphs:

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

The company settled its claim regarding pricing provisions with a major customer in the first quarter of 1995. The company received approximately $7,000 for reimbursement of non-recurring engineering charges.

L. Financial instruments: The estimated fair values of the company's financial instruments at September 30, 1995 and 1994, were as follows:

                                                 1995        1994
Cash and cash equivalents                     $12,451     $10,272
Short-term borrowings                         (30,297)    (24,674)
Long-term debt                                (34,119)    (36,917)
Interest rate swap agreement                       --        (160)

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

Cash and cash equivalents: The carrying amounts approximate fair value because of the short-term maturity of the instruments.

Short-term borrowings: The carrying amounts approximate fair value because of the short-term maturity of the instruments and market rates of interest.

Long-term debt: Fair value estimate is based on rates currently offered to the company for similar debt of the same maturities.

Interest rate swap agreement: Fair value estimate was based on a quote from a financial institution.

At September 30, 1995, the company had an 8.5% interest bearing receivable from an affiliated entity of $798.

M. Company operations: The company designs and manufactures engine fuel delivery and engine control systems, subsystems, and components in the United States and in other countries. The company does business with the government as both a prime contractor and a subcontractor. Substantially all contracts are firm fixed price and may require cost data to be submitted in connection with contract negotiations. The contracts are subject to government audit and review.

Billings to a single customer were approximately 16%, 17%, and 22%, of the net billings to customers in 1995, 1994, and 1993, respectively. The company's accounts receivable from the customer were $11,314, $10,240, and $7,471 at September 30, 1995, 1994, and 1993,
respectively. Billings derived from domestic sales to unaffiliated customers in other countries were approximately 12%, 15%, and 12% of the net billings to customers in 1995, 1994, and 1993, respectively. Intercompany transfers are made at established intercompany selling prices. Summarized financial information relating to these operations is as follows:

                       United States Other Countries Eliminations     Total
1995
 Net billings:
  Customers                $ 261,443      $ 118,293      $     --  $379,736
  Intercompany transfers      29,680          4,101       (33,781)       --
                           $ 291,123      $ 122,394      $(33,781) $379,736
 Earnings before income
       taxes               $   5,057      $  15,126            --  $ 20,183

 Net earnings              $   3,646      $   8,290            --  $ 11,936
 Identifiable assets       $ 271,508      $  78,091            --  $349,599
1994
 Net billings:
  Customers                $ 244,079      $  89,128      $     --  $333,207
  Intercompany transfers      18,199          3,599       (21,798)       --
                           $ 262,278      $  92,727      $(21,798) $333,207
 Erngs (loss) before income
       taxes               $ (17,745)     $  12,550            --  $ (5,195)
 Net earnings (loss)       $ (10,710)     $   7,437            --  $ (3,273)
 Identifiable assets       $ 263,628      $  59,690            --  $323,318
1993
 Net billings:
  Customers                $ 253,138      $  78,018      $     --  $331,156
  Intercompany transfers      17,423          4,395       (21,818)       --
                           $ 270,561      $  82,413      $(21,818) $331,156
 Earnings before income taxes and
  cumulative effect of
  accounting changes       $   7,846      $  15,238            --  $ 23,084
 Net earnings (loss)       $ (13,145)     $   9,117            --  $ (4,028)
 Identifiable assets       $ 280,386      $  52,075            --  $332,461

REPORT OF INDEPENDENT ACCOUNTANTS

Shareholder and Worker Members
Woodward Governor Company

We have audited the accompanying consolidated balance sheets of Woodward Governor Company and Subsidiaries as of September 30, 1995 and 1994, and the related statements of consolidated earnings (loss), shareholders' equity, and cash flows for the years ended September 30, 1995, 1994, and 1993. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Woodward Governor Company and Subsidiaries as of September 30, 1995 and 1994 and the results of their consolidated operations and their cash flows for the years ended September 30, 1995, 1994, and 1993, in conformity with generally accepted accounting principles.

As discussed in Note D and Note I to the financial statements, the company changed its method of accounting for postretirement benefits other than pensions, postemployment benefits and income taxes in 1993.

Coopers & Lybrand L.L.P.
Rockford, Illinois
November 13, 1995

S U M M A R Y OF O P E R A T I O N S / T E N Y E A R R E C O R D (In Thousands of Dollars except per share amounts and other data)

Net Billings, Costs and Earnings
                         |            Net Earnings             |
For  Net Bill Total                                    % of Avg   For
the  For Prod Costs &    Income          Per    % of   Shrhldrs'  the
Year & Serv   Expenses   Taxes  Amount   Share  Sales   Equity    Year
1995 $379,736 $359,553** $8,247 $11,936  $4.11    3.1     6.1     1995
1994  333,207  338,402** (1,922) (3,273) (1.11)  (1.0)   (1.7)    1994
1993  331,156  308,072**  9,695  13,389*  4.50*   4.0     6.3     1993
1992  374,173  341,197** 12,764  20,212   7.23    5.4     9.4     1992
1991  361,924  323,907   13,724  24,293   8.86    6.7    12.1     1991
1990  340,128  293,913   16,776  29,439  10.74    8.7    16.0     1990
1989  299,789  258,659   15,627  25,503   9.28    8.5    15.5     1989
1988  277,656  238,108   15,306  24,242   8.83    8.7    16.5     1988
1987  244,656  212,494   14,505  17,657   6.44    7.2    13.5     1987
1986  212,367  180,563   15,075  16,729   5.83    7.9    14.1     1986

Dividends, Expenditures and Other Data
For   Wghtd Avg  | Cash Dividends|                          Registd At the
the    Shares                      Capital  Deprctn Worker  Share    Year
Year Outstanding Amount  Per Share Expndtrs Expense Members Members  End
1995   2,905,750 $10,811     $3.72  $18,988 $23,334   3,071   2,179  1995
1994   2,941,177  10,956      3.72   16,515  26,114   3,439   2,256  1994
1993   2,972,300  11,057      3.72   18,335  24,837   3,264   2,301  1993
1992   2,794,657  10,330      3.70   52,684  22,241   3,632   2,301  1992
1991   2,741,838  10,145      3.70   33,075  18,236   3,953   2,303  1991
1990   2,741,562   9,181      3.35   22,057  15,397   3,673   2,209  1990
1989   2,749,056   7,971      2.90   31,190  13,165   3,317   2,084  1989
1988   2,744,832   6,862      2.50   21,540  11,213   3,180   1,919  1988
1987   2,740,678   5,617      2.05   12,887  10,204   2,947   1,704  1987
1986   2,870,128   4,825      1.67   23,693  8,759    2,747   1,672  1986

Financial Position

At the                   Plant &                                       At the
Year   Working Current  Equipment  Total  Long-term |Shrhldrs' Equity|  Year
End     Capital Ratio       Net     Assets   Debt    Amount  Per Share   End
1995  $116,364 2.3 to 1  $118,066 $349,599  $27,796  $197,903  $68.21  1995
1994   113,751 2.7 to 1   122,911  323,318   32,665   193,846   66.29  1994
1993   107,809 2.7 to 1   144,016  332,461   36,246   206,222   69.42  1993
1992   103,818 2.5 to 1   151,126  331,653   40,135   219,690   73.90  1992
1991   105,213 2.4 to 1   118,417  306,534   17,300   208,564   76.07  1991
1990   115,737 3.3 to 1   101,985  269,221   18,700   194,081   70.78  1990
1989    83,009 2.2 to 1    96,075  249,833       --   173,241   62.95  1989
1988    81,798 2.6 to 1    78,504  211,240       --   156,083   56.77  1988
1987    74,220 3.0 to 1    68,267  181,447       --   138,318   50.39  1987
1986    63,778 2.7 to 1    64,800  167,135       --   123,929   45.05  1986

Management's Financial Summary and Analysis is on pages 13-18.

*Net earnings for 1993 is before cumulative effect of accounting changes.

**Total costs and expenses includes restructuring expense of $5,927, $23,700, $3,480, and $2,741 for 1995, 1994, 1993, and 1992, respectively.