Form 10-K, Exhibit 13
period 1996-09-30
WOODWARD GOVERNOR CO
filed 1996-12-23
CIK 108312

BUSINESS DESCRIPTION
Woodward Governor Company designs
and manufactures engine fuel delivery
and engine controls systems, subsystems, and components.


CONTENTS
To All Shareholder and Worker Members    2
Woodward - A World Leader        6
Financial Summary and Analysis  13
Financial Statements            19
Summary of Operations/Ten Year Record      31
Board of Directors            32

FINANCIAL HIGHLIGHTS
Fiscal year ended September 30th                    1996      1995      1994
(In Thousands of Dollars except per share
amounts and other data)
Operating Results
  Net billings for products and services         $417,290  $379,736  $333,207
  Total costs and expenses*                       382,109   359,553   338,402
  Net earnings (loss)                              22,178    11,936    (3,273)
        Per share                                    7.67      4.11     (1.11)
  Cash dividends per share                           3.72      3.72      3.72

Year-end Financial Position
  Working capital                                 121,103   116,364   113,751
  Total assets                                    348,798   349,599   323,318
  Long-term debt                                   22,696    27,796    32,665
  Shareholders' equity                            207,995   197,903   193,846

Other Data
  Shareholders' equity per share                 $  72.05  $  68.21  $  66.29
  Worker members                                    3,211     3,071     3,439
  Registered shareholder members                    2,029     2,179     2,256

*Total costs and expenses includes restructuring expense of $5,927 and $23,700 for 1995 and 1994, respectively.

TO ALL SHAREHOLDER AND WORKER MEMBERS
Woodward Governor Company

Last year, I said we had turned a corner and the future held a promise of higher sales and profit levels. As we close fiscal year 1996, I am delighted to report Woodward has made what appears to be a good start toward fulfilling those expectations.

Aircraft Controls saw an upturn in sales, which I find particularly encouraging. I believe the business has emerged from facing a diminishing market to a market filled with challenge and opportunity. Still, I do not believe the industry will be anywhere near the robust levels of a few years ago.

Industrial Controls also had an increase in sales, but at a slower pace than that of Aircraft Controls. However, Industrial Controls serves many different markets, which offer a number of significant opportunities. We plan to take full advantage of these situations as a means of maintaining a steady rate of business growth.

Sales for fiscal year 1996 were $417.3 million, a 10 percent increase over last year's $379.7 million. Net earnings for fiscal year 1996 totaled $22.2 million, 86 percent above last year's $11.9 million. Compared to last year's earnings per share of $4.11, fiscal year 1996 per share earnings grew to $7.67.

What made this success possible? We can trace part of it to stronger market economies throughout the world. However, stronger markets alone did not cause our success. We had to plan and diligently work toward the plan. Although our task often seemed perplexing, we had two crucial factors working in our favor. One, perhaps the most important, consists of our members. The second factor concerns our strong focus on core competencies in the design, manufacture, and application of fuel control technologies. Not only were these factors important during the last year, but also they are the foundation for future success. With a creative, innovative, energized, focused-in other words empowered-membership and critical, market-focused core technologies, Woodward will remain a powerful contender in all of its world markets.

Over the year, we have made more inroads toward empowerment. We encourage every member to take an active role in our operations and maintain a high degree of interest in the company's success.
Therefore, shaping and maintaining a work environment that permits and rewards creativity has become an ongoing job for all Woodward leaders.

For many decades, having a long-term career at Woodward meant showing up for work, working hard, and obeying rules. But during the last decade, the world changed, and to remain competitive and profitable, the company eliminated this expectation. We now recognize and reward success when members become thoroughly involved in the company and actively contribute to its success.

I am very proud of the way members responded when I urged them to become more involved in the company's operation. They put their creativity to work and discovered many new concepts capable of adding greater value to our products. They generated ideas to reduce throughput times and past-due orders. They continue to improve manufacturing and materials management techniques, which further cut costs and inventory investment. I might add, although we continue to target inventory reduction, I'm not happy with the results we've achieved. I expect us to bear down on this troublesome task and show a significant improvement this coming year.

Members also implemented more powerful design strategies; they took steps to eliminate paperwork and put up-to-date information right at their fingertips. They are centralizing many operations to cut costs, reduce time, and become more responsive to customer needs. Every day, more members make important decisions directly concerning their work.

We leaders of the company must devote assets to continue building this kind of interactive, creative behavior. We need to simplify what we say and do, and we need to create a feeling of self-confidence and trust throughout Woodward. We have to focus our energies to electrify our thought processes and promote the idea that taking an intelligent risk is okay.

We need to snuff out bureaucracy and break down departmental barriers that tend to squelch innovative thought. We achieve this by encouraging alliances among departments so they can reach goals no department alone can attain. We require leaders who can act vigorously, deliver on performance commitments, and encourage members to be creative and bold. These then are the kinds of leaders we need. As far as I'm concerned, if a leader cannot act accordingly, Woodward has no place for that person in a leadership role.

To achieve these ends, we need to look at vitalizing our communication strategies, investing in productive training processes, and, most important of all, setting the benchmarks for members to follow. We need to eliminate any attitude of "I'll be the best I need to be" and replace it with "I'll become the very best I can be."

As I mentioned, over the past year, we had good success toward achieving a more empowered Woodward. Still, we've just begun, and we have much more to accomplish. However, I have full trust that with the support of good positive-thinking leaders, our members are more than ready to meet the challenge.

With members taking a more active role in the business, the second key to success centers on achieving the right blend of core competencies. Along with building an effective work environment, we need to provide the machines, processes and disciplines that will build these critical core competencies, which will allow us to serve our markets better than anyone else.

For many years, our product base was fairly stable and did not require the time, energy, and expense of expanding our technology. Today, merely maintaining basic core technologies no longer is sufficient. Over the last few years, the world changed its way of doing business-and we had to change with it. We found ways of acquiring new technologies quickly, but with reasonable and prudent investment. We were able to offer the right products in the right places at the right cost.

The upturn in Aircraft Controls was, to a degree, attributable to our commitment to change. By concentrating on strengthening our core technologies, we were able to develop vital components required for fully integrated fuel-delivery systems. As a result, we developed, tested, and marketed several new products. One of them consists of a new generation of fuel metering units (FMUs). Our work on the highly effective hydraulic multiplexer (HMUX) continues, and the industry eagerly has begun to discover the significant merits of this value-creating device.

Aircraft Controls has taken another innovative approach by developing a new line of products, such as actuators and valves, outside our traditional product line. We expect these new devices will play a significant part in increasing sales revenues.

Because we decided to focus on what we are good at doing, we have developed an expanded number of products important to fuel delivery systems demanded by the aircraft powerplant industry. Furthermore, by designing around a common-platforms philosophy, and using up-to-date design tools, we hold costs and reduce product development time and product delivery cycles.

Rather than investing in electronic system technology, Aircraft Controls entered into an agreement with Lockheed Martin Control Systems, a company well versed in the manufacture of electronic control systems and components. With this decision, we transferred our full authority digital engine control (FADEC) technology to Lockheed Martin, one of the largest independent electronic controls suppliers. Woodward will use its well-defined core competencies to provide an expanding catalog of hydromechanical subsystems required for system integration. Lockheed Martin will concentrate on system electronics.

Industrial Controls members face a different set of market challenges. This group must compete in, and meet, the needs of numerous niche markets. These markets range from original equipment manufacturers, to particular industries, to an operator of an individual engine or turbine driving a generator, pump, compressor, or other device. Therefore, complex challenges face these members, but they are meeting them aggressively.

Through strategic planning, we achieved significant strides in a number of markets. Forecasts indicate the worldwide market for control systems designed for engines fueled by natural gas will double by the year 2000. We decided to take whatever steps necessary to capitalize on this opportunity by becoming the world's market leader in integrated natural gas engine control systems. To acquire the new technologies we needed to achieve our goal, we purchased Deltec Fuel Systems B.V. of Rotterdam, The Netherlands. We also entered into a licensing agreement with MESA Environmental to use its product line and technology for heavy-duty natural gas vehicles (NGV) and stationary gas engine applications.

In very short order, we acquired the core knowledge to make us a leader in this industry. With Deltec's natural gas engine knowledge, the MESA Environmental license, and our product and manufacturing capabilities, we now offer the most extensive range of integrated systems in the world for natural gas fueled engines.

We continued to build partnerships. At F. G. Wilson, Europe's largest supplier of engine-generator equipment, our control package is part of its standard offering. As a result, many engines, which otherwise may have used a competitor's controls, now use our equipment.

To keep pace with customer needs, Woodward entered into negotiations with Catalytica Combustion Systems, Inc., a leader in turbine emission technology, to form a joint venture company. These negotiations were finalized during the first quarter of fiscal year 1997 (October 1996). The new company, called GENXON(tm) Power Systems, combines Woodward and Catalytica technology to provide critical capabilities to upgrade existing turbines. With these capabilities, GENXON is able to improve turbine performance and give the machine a new lease on life. Now we can help operators of gas turbine fleets dramatically improve their profit-making potential.

What does all this mean for our business? It means we intend to take advantage of our opportunities. This last year, we enjoyed several successes and expect we will see more in the future. Whenever situations indicate we need to take steps to meet customer expectations, we will act. We will make the decisions that make most sense for the situation, the company, and the customer. Never in our history has the investment in core technology been as vital to our continued success as it is today.

This fiscal year was the first year we used incentive pay as part of management compensation. As explained during last year's annual meeting, incentive pay connects high-level managers directly to the results of their operations. Because incentive pay closely links managers with results, it serves as a very reliable means for focusing on opportunity areas as well as a highly visible method of ensuring managerial accountability.

In addition to all these achievements, we recently had some important organizational changes. In May, after 37 years with the company, Peter Gomm retired as vice president, Asia/Pacific Region, and in August, the board elected Chuck Kovac as vice president of the Industrial Controls group. Chuck started with Woodward in June 1988, and most recently was manager of Engine Controls in Europe. Furthermore, at the last board meeting in fiscal year 1996, board members elected Steve Carter vice president and treasurer of the company. Steve had been serving as assistant treasurer since January 1994.

The past fiscal year certainly has been an exceptional time. We can regard change either as a threat or as a door opening to a world filled with magnificent opportunities-we have chosen the door. The path through the door is one of understanding market needs, acquiring the core competencies to meet those needs, and empowering the membership to fully release its creativity toward that end. This path, then, serves as our fundamental strategy to achieve the goals of expanding market opportunities; building a solid, rewarding future for our members; and creating more wealth for our shareholders.

We are not looking to the short term. In the long term, the need to promote and accomplish change will remain a vital part of our business. Considering the spirit and ingenuity displayed by every Woodward member during this past year, and the faith shown by our investors, I have no hesitancy in believing we will succeed. I see a world of opportunity before us.


John A. Halbrook
Chairman of the Board
and Chief Executive Officer

December 2, 1996

WOODWARD - A WORLD LEADER
Fuel Controls, Integrated Systems, and Components

Woodward continues to face tough competition in every market. The demand for more complex fuel systems increases daily. In addition, customers want cost-effective, integrated systems, and ideally they want those systems supported by one company.

We are taking steps to make Woodward that company. We base our strategies on anticipated customer needs; investment in product research and development; and the addition of new machines, processes, and technology as the need arises. Through these strategies, we gather vital core disciplines and form the alliances we need to succeed in today's competitive world.

The days of making a control that simply "does the job" are gone.
Today, we have to offer customers a control or system that not only complies with all form, fit, and function specifications, but also offers greater value than competitive units.

Who interprets that value? The customer. Value may be interpreted as more reliability, more efficiency, more on-site service, more responsive support, and the list goes on. Sometimes less is more. For example, a control that has a lower cost of ownership offers more value to the customer. This continues to be our challenge. How have we met it?

Members of every Woodward business unit are developing more efficient work processes and improving on-time deliveries. They are improving materials management processes and developing marketing programs designed to contribute toward improved profit margins. 1)In Aircraft Controls, increasing numbers of members are participating in Kaizen events... 2)Throughout Woodward, members look into every aspect of a process and propose ways to improve it... 3) When necessary, members even reposition machinery to increase efficiency.

INDUSTRIAL CONTROLS
On the Industrial Controls side of our business, the demand for engine and turbine controls and control systems increases, and we continue to identify needs of new markets.

This year we not only improved existing partnerships, but also we established new ones. We purchased a new business to enhance our core competencies toward becoming the leader in the natural gas engine control market. We even made the commitment to enter into a joint business venture as a means of increasing our turbine retrofit business.

As we gain insight into present and future market expectations for controls and control systems, we increase our ability to accurately focus our research and development efforts on customer concerns. With this knowledge, we become even better prepared to develop the means to effectively meet market expectations.

ENGINE CONTROLS
Woodward Engine Controls' strategy helps original equipment manufacturers (OEMs) worldwide sell more engines. We used to provide generic controls designed for engines manufactured by several different manufacturers. Today, we supply OEMs with anything from a control component to a complete control system specifically designed to add value to their engines.

Woodward products include all elements of the fuel control system. Most new products use advanced micro-controllers executing Woodward's proprietary Graphical Application Programming (GAP(tm)) software technology. This combination provides the flexibility to quickly adapt engines for diverse applications. Because control optimization remains critical for engine applications, Woodward systems allow the customer to configure engines to meet the needs of many markets.

Natural gas engines is our fastest growing market segment, and we are the recognized leader of technology for this market. As a result, customers are eager to work with us and gain our valuable advanced technology as well as industry expertise. To serve customers better, we acquired Deltec Fuel Systems B.V. of Rotterdam, The Netherlands. Through experience, we found Deltec and Woodward naturally complement each other. It was by combining Deltec's gas engine "know how" with our electronic/mechanical design and manufacturing capability that we were able to increase our leadership in the natural gas engine industry.

A licensing agreement between Woodward and MESA Environmental further solidifies our position as an industry leader for natural gas engine systems. Through the agreement, we sell MESA Environmental's products, adapting their technology to meet customer requirements for heavy-duty natural gas engines. We developed this technology in conjunction with strategic engine programs at key engine manufacturers, and currently we are integrating it into the larger scope of our control systems for gas engines.

Our development activities have broadened our range of products.
Over the past few years, Woodward Engine Controls members developed effective electronic fuel injection (EFI) control systems and controls for diesel injection pumps. A firm knowledge of engine fuel valves, drivers, actuators, and control systems, as well as monitoring, sequencing, and engine protection systems makes us a leader in core technologies for engines worldwide.

Today, Woodward Engine Controls is the largest independent supplier of control systems for the stationary gas engine market in the U.S. and the world. We offer on-board diagnostic systems for the heavy duty engine market, and we have developed engine management systems that can adaptively learn and continuously monitor emissions on engines. We have been the first to introduce the integration of the electronic driver, actuating motor, and throttle body. These air/fuel management technologies give us the ability to control mass fuel flow in ways that give our customers a highly competitive edge in the fast-paced gas engine market.

Recently, Woodward Germany signed a contract to supply a fuel injection system for a German government-sponsored ocean-going vessel. Under this agreement, our electronic fuel injection system will meter heavy fuel to the ship's engines. We believe this effort will provide visible proof of the depth of our capabilities and our strengths in this market.

During 1996 we enhanced our partnership with F.G. Wilson, the world's third largest producer of engine generator equipment. To meet some of their specific generator set package needs, we developed a new generator control capability. Now, this product is part of their standard offering. We are in the early stages of developing an enhanced capability product. We believe it is crucial to develop strong relationships with customers, helping them become long-term winners in their marketplace.

Since the advent of the diesel locomotive, supplying controls for their engines has been an important part of the Woodward business. Like every industry, railroads have come under increasing pressure to improve efficiency and reliability. Last year, the rail industry produced a record in tonnage hauled. This increase has helped motivate the railroads to continually look for ways to increase the pulling power of a locomotive.

Locomotive operators now want the ability to dispatch trains with fewer locomotives per ton of freight than ever before. To meet this need, Woodward offers a complete locomotive control system capable of drastically improving the adhesion levels of existing locomotives. With less slip of a steel wheel on the steel rail, locomotives gain increased efficiency. We also have made troubleshooting the locomotive systems easier and increased engine reliability.

Woodward's Complete Locomotive Control system provides start fuel limiting, dynamic brake controls, cooling system controls, lube oil pressure shutdowns, and many other features to protect today's high powered locomotive systems. We continue to support existing equipment as well as develop rugged modern electronic locomotive control systems. Obviously, we are here for the long haul.

As Woodward's Engine Controls members solidify their position as the technology leader in engine controls and systems, the role of Central Distributors (CDs) changed. Once only service centers, today's CDs have engineering staff and sales skills to work directly with end users to upgrade engines, particularly to meet the latest mandated emissions requirements.

Woodward's dedication to the development of control system technology backed by service has helped make Engine Controls a full-line supplier of engine control systems. Our goal is to provide either components or a complete system to enhance engine capability and add value to the engine over its life. A strong international presence gives our customers the added confidence of continuous product support when they choose Woodward systems to help them compete with other engine companies for market share and recognition worldwide.

TURBOMACHINERY CONTROLS
A world leader in the design and manufacture of controls and accessories for gas, steam, and hydraulic turbines, Woodward's Turbomachinery Controls serves power generation, cogeneration, gas transmission, marine propulsion, petrochemical, and processing industries worldwide.

Turbomachinery Controls' members design, manufacture, market, and sell a full range of mechanical and electronic industrial rotating equipment control devices. Their products range from simple electronic devices which measure speed and control it by monitoring fuel flow, to 32-bit digital microprocessor-based systems capable of performing complex control functions including plant control. Mechanical products include a large variety of liquid and gas fuel valves, on-engine hardware, hydraulic fuel skids, and actuators.

Customers recognize that Woodward's Turbomachinery Controls products offer exceptional value through fully integrated control solutions. Not only do members design and manufacture power-generation control systems that provide turbine and plant control with complete fuel management, start sequencing, load control, and grid synchronization, but they also manufacture superior corrosion-resistant fuel valves to control critical, highly specialized turbomachinery equipment. In addition, these members developed a unique dry-low emission control system that accurately meters fuel mass flow for individual or multi-zone combustion. The system controls air-to-fuel ratio within extremely tight tolerances.

To keep pace with customer needs, in October 1996, Woodward finalized an agreement to form a joint venture company with Catalytica Combustion Systems, Inc., a leader in turbine emission technology. The new company, called GENXON(tm) Power Systems, combines Woodward and Catalytica technology to offer a highly competitive ultra-low NOx emission control system. This one-stop-shop approach combines superior dry-low emission control with proven turbomachinery control for operators of fleets of installed, out-of-warranty industrial gas turbines.

Because success comes through meeting customer needs with innovative solutions, Woodward engineers continually research new products. Recent introductions include: new model-based controls with smoother actuator operation, eliminating traditional dither and causing less wear and tear; a unique compressor surge and process control that ensures smooth, efficient operation; and an upgraded 505 digital control system package for steam and hydraulic turbines that consists of a stand-alone unit controller, an operator control panel, and a first-out indicator.

Throughout the world, market demand for Woodward turbine controls is increasing. In particular, South America, Asia, and Central Europe show strong growth potential. This year, as part of a global expansion effort, business unit members opened several new offices and developed new customer-focused products and services.

Recently Turbomachinery Controls members supplied a plant control system to facilitate river management and plant automation to six Georgia, USA, hydroelectric plants on one river system. They provided integrated turbine and compressor controls for large petrochemical plants in Jilin, China; Alberta, Canada; and Kansas, USA. Woodward products are managing critical cogeneration processes for power generation and precise steam extraction in Spain, Aruba, Czech Republic, the USA, and Australia. Woodward engineers modernized controls and valves for a 1,000 MW mainline steam turbine customer in New York City to yield marked improvements and to position this customer for pending deregulation.

Whether control needs are simple or complex, Turbomachinery
Controls progressively uses its resources and application experience to solve fuel management problems. The company's highly effective product development, manufacturing, test, and support resources continue to provide reliable, cost-effective answers for the world's turbomachinery control markets.

AIRCRAFT CONTROLS
Customers have indicated they want us to develop improved, integrated aircraft fuel systems. Demands for these systems have been unequaled in the past. To meet the challenge, Aircraft Controls members use highly developed core competencies to produce and improve products designed to meet emerging system requirements. At the same time, they constantly investigate inventive ideas to improve the products and services used in today's fuel systems.

Fulfilling new market requirements is a big job. And continuing to satisfy current customer needs at the same time is an even more demanding undertaking. To concurrently fulfill both of these significant goals, members focused on:

- Maintaining a forward-looking approach to meet market needs for both the short and the long term;

- Refining core competencies needed to design, manufacture, and support the controls capable of fulfilling market needs;

- Undertaking a program of simplification to develop products to satisfy present and future fuel-delivery strategies at lower costs and with increased reliability.

One of the earliest results of this new approach was the development of the super fuel metering unit (FMU) platform. The super FMU has won every project for which it has openly competed. The BMW Rolls-Royce BR710 and BR715 turbofans employ one of Woodward's family of super FMUs. Super FMUs deliver fuel to the new Boeing 777s equipped with GE90 turbofans. Also, the McDonnell Douglas MD-90 and Airbus 320 family of aircraft equipped with International Aero Engines (IAE) V2500 turbofans use the new FMU platform, as will the newest version of GE CF-34 turbofans.

As we developed the super FMU, we learned many lessons. We applied the lessons in the design, development, and production of components outside our normal product line. No longer can industry look at Woodward as a "one product company." We are developing-and delivering-actuators, valves, and other components essential to fully integrated fuel management systems. As we move forward, we believe products of this nature will account for an increasing amount of aircraft control sales.

Already, new turbine designs are using a number of Woodward products. For example, the BR715 incorporates traditional as well as new Woodward products in its fuel management system. The turbofan uses a super FMU, an overspeed splitter unit, a booster bleed valve actuator, a variable stator vane actuator, a bypass and vent valve, and a buffer air valve.

Another success, Woodward's small block platform, has found high acceptance in small turbine engine markets. A highly flexible platform, the small block allows Woodward to provide controls ranging from purely mechanical to full single channel electronic control with mechanical backup. Furthermore, the backup control can vary from simple pilot control of fuel flow to a fully functional mechanical governing control.

By deciding to use common families of components throughout these platforms, we reduced development and production time. We also gained flexibility to custom design a control for a specific need using short development lead times. The platform concept also results in the end user obtaining field-proven hardware that offers high reliability from service entry to the end of its service life.

With the degree of system commonality contained within the platforms, members quickly integrate them into a complete line of fuel-system devices. In this manner, they cost effectively fulfill the needs of highly integrated fuel delivery systems.

This year, HSC Controls Inc., a part of Aircraft Controls, continued to meet market needs. HSC designs and manufacturers small torque motors and servovalves, key elements in any fuel system. Although the company principally serves aircraft markets, it also supplies products to select industrial and medical markets. HSC is highly recognized for its ability to design and deliver small, specialized servovalves and other electrical-mechanical devices. Several of its newer developments are proving to meet very special needs of the aircraft-powerplant industry.

We are continuing to aggressively pursue research and development activities. These efforts have converted new technologies into products that address the aircraft industry's fundamental requirements-cost and reliability. In just one example, Woodward focused efforts on simplifying actuation control and developed a patented hydraulic multiplexer or HMUX. This device performs the task previously done by several servovalves or solenoids. It is less expensive to acquire, less costly to operate, and more reliable than previously available systems.

In addition, multi-functional teams are undertaking large-scale reengineering activities in many facets of our business. These teams review and improve activities that range from reducing development cycle time and cost, to reorganizing our manufacturing operations to support responsive lead times. These teams are redefining roles and interfaces that allow members to more clearly concentrate on their responsibilities. They are looking at ways to continually reduce parts supply, repair, and overhaul times as a means to more effectively meet customer needs.

We are energizing the membership through the consistent use of the continuous-improvement technique called Kaizen. As a result, members are participating in events aimed at eliminating waste and reducing lead times, all of which helps improve efficiency and reduce costs.

As Aircraft Controls becomes more involved in global activity, its need to continually look for new ideas to streamline processes, reduce lead times, supply highly affordable products, and provide the highest value-to-cost ratio to the industry grows in importance. We are committed to continuously supporting OEM customers and end users throughout a product's life. With this level of commitment, the Woodward Aircraft Controls group will remain a world leader in aviation engine controls, accessories, and control systems.

After careful consideration, we made the decision that electronic aircraft controls did not lie within our core competencies. Therefore, we entered into an agreement with Lockheed Martin, a company well versed in the manufacture of electronic control systems and components. With this move, we transferred our full authority digital engine control (FADEC) technology to Lockheed Martin Control Systems and joined this industry leader to provide state-of-the-art, fully integrated control systems, with a low cost of ownership, to aircraft powerplant manufacturers and operators. In this partnership of the largest independent engine controls suppliers, Woodward will use a fully developed core competency to provide an expanding catalog of hydromechanical subsystems required for system integration, while Lockheed Martin supplies system electronics.

As we begin the new fiscal year, the aviation industry is in a period of recovery and offers many opportunities. We are keeping abreast of industry trends and continue to develop new products, many outside our traditional product line. We are investigating the opportunities to participate in engine development programs with many aircraft turbine manufacturers. We also perform aftermarket work for these same manufacturers as well as some of the world's largest third-party repair shops. We reached this position because we maintain a commitment to meet the needs of our customers.

Cost drives customer decisions. Quality and reliability remain musts-they are routinely expected features. Value delivered for money invested remains the most important criteria for success. In addition, end users have heightened their influence on engine manufacturers to place a strong emphasis on life-cycle costs. With cost containment an important consideration, alternative methods of financing are growing in importance, both for supporting OEM sales to airlines and for winning service contracts. Woodward's strong financial position continues to work in our favor as we create and market innovative ways to help end users cut costs, particularly in the support of their fuel controls.

Woodward is strengthening its global presence, whether it's developing a new idea or improving an existing one, we are a company dedicated to the continuous development of control system technology. We seek to provide our customers with service and products that are second to none-anywhere in the world.

FINANCIAL SUMMARY AND ANALYSIS
Woodward Governor Company

RESULTS OF OPERATIONS
1996 Compared to 1995

This annual report contains forward-looking statements reflecting Woodward's current expectations. Such forward-looking statements include, without limitation, references relating to expected shipments and net earnings, Industrial Controls opportunities in overseas and domestic markets, Aircraft Controls outlook, the level of capital expenditures, the adequacy of earnings and lines of credit to handle cash requirements, and the impact of currency exchange rate changes on operating results. These statements involve risk and uncertainty. Actual future results and trends may differ materially depending on a variety of factors, including the volume and timing of orders received during the year, the mix of changes in distribution channels through which the company's products are sold, the timing and acceptance of new products and product enhancements by the company or its competitors, the success rate of the company's research and development efforts, changes in pricing, product life cycles, purchasing patterns of customers, competitive conditions in the industry, business cycles affecting the markets in which the company's products are sold, extraordinary events, such as litigation or acquisitions, including related charges, and economic conditions generally or in various geographic areas. All of the foregoing matters are difficult to forecast. The future results of the company may fluctuate as a result of these and the other risk factors.

Shipments
Shipments during 1996 were $417,290,000, 9.9% greater than the $379,736,000 shipped in 1995. Price increases accounted for only 1.5% of the change from last year, as it continues to be difficult to raise prices to customers. The volume of shipments increased 9.9% from last year's total including the nonrecurring engineering charges incurred in 1995. Without these charges, the volume increase was approximately 12%. Foreign exchange rates also had an effect on the shipment level as shipments from overseas plants translated into over $5,600,000 or 1.5% fewer U.S. dollars compared to the prior year. Both Aircraft Controls' and Industrial Controls' shipments have increased since last year. Military sales increased this year to 10.0% of sales compared to 7.4 % last year.

Industrial Controls' shipments were $232,746,000 in 1996, a 7.0%
increase from the 1995 total of $217,612,000. This represents 55.8% of 1996 total company shipments, compared to 57.3% last year. The shipments from overseas plants were up 9.0% from the prior year and continued to increase at a faster rate than shipments from domestic plants which were up almost 4.8% from last year. The greater opportunities for growth for Industrial Controls will continue to be in the overseas markets. The domestic markets are projected to remain flat or increase slightly. New product introductions as well as strategic alliances and joint ventures will provide additional opportunities in the domestic markets.

Aircraft Controls' shipments increased 13.8% to $184,544,000 from $162,124,000 in 1995. The 1995 total included over $7,000,000 in nonrecurring engineering charges incurred in previous years. Without this item, shipments are up over 19% from last year. This increase reflects the strengthening of the demand for products in the commercial aircraft markets, particularly in aftermarket spares and overhauls, and also additional military sales. Aircraft Controls' shipments represent 44.2% of total company shipments in 1996, compared to 42.7% in 1995.

Cost of Goods Sold
Cost of goods sold was $304,887,000 or 73.1% of net sales in 1996 compared to $274,676,000 or 72.3% of net sales in 1995. This represents an increase of 11%. The company continues to implement plans to control costs and improve efficiencies, and expects improvements in profitability. The company recognizes the need to invest for the future; as a result, spending on research and development was $13,800,000 in 1996 and $13,700,000 in 1995. Customer support and satisfaction are important to the company's success, and engineering costs in support of these items continue to increase.

Sales, Service, and Administrative Expenses
Sales, service, and administrative expenses in 1996 were $69,874,000 or 16.7% of sales, compared to $69,961,000 or 18.4% in 1995. This decrease as a percent of sales reflects the cost containment efforts in this area. To meet customer service expectations, additional resources have been added in the marketing and sales areas and new offices have been established in other locations around the world.

Restructuring Expense
The company did not incur restructuring expense in 1996. In 1995, restructuring expenses of $5,927,000 were incurred. Many of the initiatives started in prior years have been completed and adequate accruals have been provided by the company for severance, early retirement, and other closure costs still in process. During 1996, Bauer Aerospace was sold, completing the divestiture announced in fiscal year 1994. Efforts continue to sell the plant in Stevens Point and to date no acceptable offers have been received. Part of the plant continues to be leased, which offsets some of the costs to maintain the facility.

Interest Expense
Interest expense was $3,325,000 in 1996 compared to $3,825,000 in 1995. This decrease was due to the lower level of borrowing in 1996.

Interest Income
Interest income in 1996 was $825,000 compared to $555,000 in 1995.

Other Expense-Net
Other expense-net was $4,848,000 in 1996 compared to $5,719,000 in 1995.

Income Taxes
The income tax expense in 1996 was $13,003,000 and the effective tax rate was 37.0%. In 1995, the effective tax rate was 40.9% and the tax expense was $8,247,000. The effective rate is lower due to a higher portion of income being generated in the United States this year compared to last year.

Net Earnings
Net earnings for 1996 were $22,178,000, an increase of $10,242,000 or 86% from the 1995 net earnings of $11,936,000. While the 1996 results do not include any restructuring expenses, there were $5,927,000 of restructuring expenses in 1995. Return on sales in 1996 was 5.3% compared to 3.1% in 1995. Return on average net worth was 10.9% in 1996 and 6.1% in 1995. Earnings per share increased to $7.67 per share in 1996 from $4.11 per share in 1995.

Earnings before income taxes from foreign operations increased from $15,126,000 in 1995 to $17,857,000 in 1996. The shipment level also increased from $118,293,000 in 1995 to $127,666,000 in 1996. Domestic shipments increased to $289,624,000 in 1996 from $261,443,000 in 1995. Over the same period, earnings before income taxes increased to $17,324,000 in 1996 from $5,057,000 in 1995. Without the restructuring expense of $5,927,000 in 1995, earnings before income taxes from domestic operations would have been $10,984,000.

Expectations of management are that shipments will continue to increase next year. Net earnings are also expected to increase, but will be affected by investments in product development and the results of joint venture activities.

The growth experienced in the Aircraft Controls group in 1996 was greater than had been anticipated, and this growth is expected to level off and be basically flat in the next year. The aircraft market has substantially recovered from the downward move in the early '90s, but the number of planes being built is still less than the historic high levels. This group continues to work toward the goal of being a total fuel delivery system supplier to the aircraft industry.

Shipments for the Industrial Controls group are expected to increase next year, principally due to the continued increase in the overseas markets. This group is developing new products for ever-changing customer needs.

The company is currently involved in matters of litigation arising from the normal course of business, including certain environmental and product liability matters. For further discussion of these issues, refer to Notes to Consolidated Financial Statements, Footnote L, "Contingencies," on page 28.

Financial Condition
Cash and cash equivalents increased from $12,451,000 in 1995 to $13,070,000 in 1996. Combined short-term and long-term debt decreased from $62,960,000 in 1995 to $42,868,000 in 1996. With the increase in shipments, and accounts receivable and inventory remaining at the same levels, the cash generated was used primarily to repay debt.

Accounts receivable decreased slightly at September 30, 1996 to $80,902,000 from $81,880,000 at September 30, 1995. While shipments increased 10%, the level of accounts receivable remained stable due to collection efforts. The prior year allowance for losses included a $1,100,000 specific reserve for one customer that was written off in 1996.

Inventories decreased slightly to $92,135,000 at September 30, 1996 from $92,831,000 at September 30, 1995. Although inventories remained level with the increased shipment amount, the company continues to look to decrease the investment in inventory.

Property, plant, and equipment-net decreased from $118,066,000 at September 30, 1995 to $114,213,000 at September 30, 1996. This is a result of holding the level of capital expenditures in 1996 below depreciation expense for the fourth consecutive year.

Deferred income taxes decreased from $39,630,000 at September 30, 1995 to $38,559,000 at September 30, 1996. Deferred income tax assets are expected to be realized through future earnings.

Accounts payable and accrued expenses increased to $61,597,000 at September 30, 1996 from $50,765,000 at September 30, 1995. Accounts payable have increased from last year due to the higher level of shipment activity. Accrued salaries and wages have increased due to additional withholding taxes and additional profit sharing due to the improved results in 1996.

Other liabilities reflects the non-current accumulated postretirement benefit obligation.

Shareholders' equity increased to $207,995,000 at September 30, 1996 from $197,903,000 at September 30, 1995 due to the increase in earnings in 1996 compared to 1995.

Liquidity and Capital Expenditures
Cash dividends paid to the shareholders in 1996 and 1995 were $3.72 per share.

Net cash provided by operating activities was $52,482,000 in 1996 compared to $31,321,000 in 1995. The primary reasons for the increase in cash provided were the increase in earnings and controlling increases in accounts receivable and inventories from 1995 to 1996, even with increased shipment levels.

Net cash flows (used) in investing activities were ($20,084,000) in 1996 compared to ($18,428,000) in 1995. The primary use of cash is capital expenditures which increased in 1996 over the 1995 level.
The company does not expect a significant increase in capital expenditures in 1997.

Net cash (used) in financing activities was ($31,372,000) in 1996 compared to ($11,522,000) in 1995. Reduction of borrowing levels and payment of dividends were the main uses of cash during 1996. Both lines of credit and cash flow from operations should be adequate to meet company cash requirements in 1997.

Membership
Worldwide membership increased to 3,211 at September 30, 1996 from 3,071 at September 30, 1995. The increasing level of shipments and members gained through acquisitions are the reasons for the increase. Company leadership is working very hard to keep the number of members at the appropriate level to meet customer requirements and yet be cost effective.

New Accounting Pronouncements
In March 1995, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" (SFAS 121). This new standard requires that long-lived assets be reviewed for impairment whenever the carrying amount of those assets may not be recoverable. The recoverability is based on the estimated future cash flow resulting from the use of the asset. Adoption of SFAS 121 is required in fiscal 1997. The company does not expect the adoption of SFAS 121 to have a material impact on the company's financial condition or results of operations.

In October 1995, the FASB issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-based Compensation" (SFAS 123). This new standard encourages, but does not require, a fair-value based method of accounting for stock-based compensation plans. Adoption of the disclosure requirements of SFAS 123 is required in fiscal 1997. The company expects to adopt only the disclosure provisions of SFAS 123 and, therefore, there will be no impact on the company's financial condition or results of operations.

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

Sales, Service, and Administrative Expenses
For 1995, sales, service, and administrative expenses were $69,961,000 or 18.4% of sales compared to $58,557,000, or 17.6% in 1994. Included in 1995 are some items that should not be incurred in the future: these include costs related to the ongoing restructuring and consolidation of the Aircraft Controls group which was essentially completed in 1995 and a $1,100,000 bad debt provision relating to a long time customer. These items in total added over $4,000,000 in expenses.

Restructuring Expense
In 1995, restructuring expenses of $5,927,000 were incurred. These principally relate to an early retirement program announced in fiscal year 1994 that was implemented in 1995 and the move of the Hydro business unit from Stevens Point to the plants in Colorado. The decision to make this move was made in the first quarter of 1995 and the move completed in the third quarter.

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

Net Earnings (Loss)
The 1995 net earnings were $11,936,000, an increase of $15,209,000 from the net (loss) in 1994 of ($3,273,000). The results for 1994 included a restructuring expense of $23,700,000 while 1995 also included $5,927,000 of restructuring expenses. The return on sales was 3.1% in 1995 compared to (1.0%) in 1994. Return on average net worth was 6.1% in 1995 and (1.7%) in 1994. Earnings (loss) per share were $4.11 in 1995 and ($1.11) in 1994.

The earnings before income taxes from foreign operations increased from $12,550,000 in 1994 to $15,126,000 in 1995. The shipment level also increased, going from $89,128,000 in 1994 to $118,293,000 in 1995.
Shipments from domestic operations increased from $244,079,000 in 1994 to $261,443,000 in 1995. Over the same period, earnings (loss) before income taxes from domestic operations went from ($17,745,000) in 1994 to $5,057,000 in 1995. Without the restructuring expense of $23,700,000, 1994 would have reflected earnings before income taxes from domestic operations of $5,955,000. The 1995 earnings before income taxes from domestic operations would have been $10,984,000 without the restructuring expense of $5,927,000. The net earnings of $3,646,000 in 1995 compared to the net
(loss) in 1994 of ($10,710,000) for domestic operations.

The company is currently involved in matters of litigation arising from the normal course of business, including certain environmental and product liability matters. For a further discussion of these issues refer to Notes to Consolidated Financial Statements, Footnote L, "Contingencies," on page 28.

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

Inventories increased from $80,272,000 at September 30, 1994 to
$92,831,000 at September 30, 1995. The increase was disappointing. Although shipments increased, the inventory level needs to be better managed. Material flow teams have been formed to focus on this issue and major changes are underway in inventory management.

Property, plant, and equipment-net decreased from $122,911,000 at September 30,1994 to $118,066,000 at September 30, 1995. The decrease is a result of holding the capital expenditure level in 1995 below the depreciation expense.

Deferred income taxes increased from $35,328,000 in 1994 to $39,630,000 in 1995. A valuation allowance of $9,006,000 in 1995 and $7,518,000 in 1994 was recorded principally due to foreign tax credit and acquired foreign net operating loss carryforward limitations. Remaining deferred tax assets are expected to be realized through future earnings.

Accounts payable and accrued expenses increased from $37,972,000 at September 30, 1994 to $50,765,000 at September 30,1995. Accounts payable have increased from fiscal 1994 due to greater shipment activity. Accrued salaries and wages are up due to the additional days pay accrued in fiscal 1995, additional withholding taxes, and profit sharing. In addition, the accrued early retirement liability increased as a result of the program offered in fiscal 1995.

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

Net cash (used) in financing activities was ($11,522,000) in 1995 and ($11,833,000) in 1994. Cash dividends continue to be the principal use of cash in this area. The main financing activities are related to short-term borrowings and long-term debt payments.

Membership
Worldwide membership decreased in 1995 from 3,439 at the beginning of the year to 3,071 at September 30, 1995. The decrease occurred in the Aircraft Controls group and was accomplished through an early retirement program, attrition, and the closing of the Stevens Point plant.


The shares of the company are traded over-the-counter. The company stock is listed on the NASD OTC Bulletin Board. The following schedule presents the bid price range and dividends paid for each quarter of the last two fiscal years. The bid price ranges are based upon quotations from brokers and may not necessarily represent actual transactions. Payment of dividends is subject to certain restrictions described in the Notes to Consolidated Financial Statements, Footnote F, "Long-term debt," page 25.

                       Quarterly       Quarterly
                       Bid Price       Dividends

Quarter Ended          High    Low     Per Share

September 30, 1996     $92     $87        $.93
June 30, 1996           93      85         .93
March 31, 1996          88      73         .93
December 31, 1995       73      65         .93

September 30, 1995     $67     $60        $.93
June 30, 1995           63      55         .93
March 31, 1995          67      55         .93
December 31, 1994       83      59         .93

FINANCIAL STATEMENTS
Woodward Governor Company and Subsidiaries

STATEMENTS OF CONSOLIDATED EARNINGS (LOSS)
Woodward Governor Company and Subsidiaries
                                                    Year Ended September 30,

(In Thousands of Dollars except per share amounts)  1996     1995      1994

Net billings for products and services           $417,290  $379,736  $333,207

Costs and expenses:
     Cost of goods sold                           304,887   274,676   248,839
     Sales, service, and administrative expenses   69,874    69,961    58,557
     Restructuring expense                           -        5,927    23,700
     Interest expense                               3,325     3,825     3,941
     Interest income                                 (825)     (555)     (708)
     Other expense-net                              4,848     5,719     4,073

      Total costs and expenses                    382,109   359,553   338,402

Earnings (loss) before income taxes                35,181    20,183    (5,195)

Income taxes                                       13,003     8,247    (1,922)

Net earnings (loss)                              $ 22,178  $ 11,936 $  (3,273)

Net earnings (loss) per share                    $   7.67  $   4.11 $   (1.11)


Average number of shares outstanding            2,892,621 2,905,750 2,941,177


See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS
Woodward Governor Company and Subsidiaries
                                                          At September 30,

(In Thousands of Dollars except per share amounts)        1996        1995
Assets
   Current assets:
       Cash and cash equivalents                        $ 13,070    $ 12,451
       Accounts receivable, less allowance for losses
       of $2,755 for 1996 and $4,605 for 1995             80,902      81,880
       Inventories                                        92,135      92,831
       Deferred income taxes                              19,991      21,853

           Total current assets                          206,098     209,015

   Property, plant, and equipment, at cost:
       Land                                               6,218        6,674
       Buildings and improvements                       120,283      121,870
       Machinery and equipment                          182,680      175,455
       Construction in progress                           6,971          985

                                                        316,152      304,984
       Less allowance for depreciation                  201,939      186,918

   Property, plant, and equipment-net                   114,213      118,066
   Intangibles and other assets                           9,919        4,741
   Deferred income taxes                                 18,568       17,777

Total assets                                           $348,798     $349,599


Liabilities and shareholders' equity
   Current liabilities:
       Short-term borrowings                           $ 15,310     $ 30,297
       Current portion of long-term debt                  4,862        4,867
       Accounts payable and accrued expenses             61,597       50,765
       Taxes on income                                    3,226        6,722

          Total current liabilities                      84,995       92,651

   Long-term debt, less current portion                  22,696       27,796
   Other liabilities                                     33,112       31,249
   Commitments and contingencies                           -            -

   Shareholders' equity represented by:
       Preferred stock, par value $.01 per share,
           authorized 3,000,000 shares, no shares issued   -            -
       Common stock, par value $.0625 per share,
           authorized 7,000,000 shares, issued 3,040,000
           shares                                           190         190
       Additional paid-in capital                        13,165      13,560
       Unearned ESOP compensation                       (14,665)    (17,333)
       Currency translation adjustment                   13,620      16,802
       Retained earnings                                207,392     195,598

                                                        219,702     208,817
       Less treasury stock, at cost                      11,707      10,914

                                                        207,995     197,903

Total liabilities and shareholders' equity             $348,798    $349,599


See accompanying Notes to Consolidated Financial Statements.

STATEMENTS OF CONSOLIDATED SHAREHOLDER'S EQUITY
Woodward Governor Company and Subsidiaries

(In Thousands
of Dollars                  Add'l   Unearned  Currency
except per       Common  Paid-in   ESOP    Trans.   Retained Treas.   Stock
share amounts)   Stock   Capital  Compen.  Adjust.  Earnings Shares    Amt.

Balance
 at Sept. 30, 1993$190   $13,884  $(22,327) $12,786 $207,924  69,178  $ 6,235

Net (loss)          -       -         -         -     (3,273)   -         -

Purchases of
 treasury stock     -       -         -         -       -     47,130    3,546

Issuance of stock
 to ESOP            -          7      -         -       -       (397)     (25)

ESOP compensation
 expense            -       -         -        2,550    -       -         -

Cash dividends-$3.72
 per common share   -       -         -         -    (10,956)   -         -

Tax benefit applicable
 to ESOP dividend   -       -         -         -        393    -         -

Translation adjustments,
 including income taxes
 allocated of $238  -       -         -        2,424    -       -         -


Balance
at Sept. 30, 1994  190    13,891   (19,777)   15,210 194,088 115,911    9,756

Net earnings        -       -         -         -     11,936    -        -

Purchases of
 treasury stock     -       -         -         -       -     52,016    3,363

Sales of treasury
 stock              -       (334)     -         -       -    (27,795)  (2,120)

Issuance of stock
 to ESOP            -          3      -         -       -     (1,344)     (85)

ESOP compensation
 expense            -       -        2,444      -       -       -        -

Cash dividends-$3.72
  per common share  -       -         -         -    (10,811)   -        -

Tax benefit applicable
 to ESOP dividend   -       -         -         -        385    -        -

Translation adjustments,
 including income taxes
 allocated of $19   -       -         -        1,592    -       -        -


Balance
 at Sept. 30, 1995 190    13,560   (17,333)   16,802 195,598 138,788   10,914

Net earnings        -       -         -         -     22,178    -        -

Purchases of treasury
 stock              -       -         -         -       -     22,357    1,730

Sales of treasury
 stock              -       (343)     -         -       -     (6,600)    (778)

Issuance of stock
 to ESOP            -        (52)     -         -       -     (1,399)    (159)

ESOP compensation
 expense            -       -        2,668      -       -       -       -

Cash dividends-$3.72
 per common share   -       -         -         -    (10,758)   -       -

Tax benefit applicable
 to ESOP dividend   -       -         -         -        374    -       -

Translation adjustments,
 including income taxes
 allocated of $14   -       -         -       (3,182)   -       -       -


Balance
at Sept. 30, 1996 $190   $13,165  $(14,665)  $13,620$207,392 153,146  $11,707


See accompanying Notes to Consolidated Financial Statements.

STATEMENTS OF CONSOLIDATED CASH FLOWS
Woodward Governor Company and Subsidiaries
                                                Year Ended September 30,

(In Thousands of Dollars)                     1996       1995       1994
Cash flows from operating activities:
Net earnings (loss)                          $22,178   $11,936   $ (3,273)

Adjustments to reconcile net earnings (loss)
      to net cash provided (used) by
      operating activities:
Restructuring                                   -         -        23,306
Depreciation and amortization                 23,394    23,786     26,614
Deferred income taxes                           (791)   (3,407)   (10,419)
ESOP compensation expense                      2,668     2,444      2,550
Changes in assets and liabilities,
    net of effect of acquisitions:
  Accounts receivable                           (430)  (11,158)      (788)
  Inventories                                   (577)  (11,830)     8,394
  Current liabilities, other than short-term
    borrowings and current portion of long-term
    debt                                      10,000    20,415     (9,762)
  Other-net                                   (3,960)     (865)      (817)

    Total adjustments                         30,304    19,385     39,078

Net cash provided by operating activities     52,482    31,321     35,805

Cash flows from investing activities:
Payments for purchase of property, plant,
  and equipment                              (21,163)  (18,988)   (16,515)
Acquisitions, net of cash                       -         -        (8,014)
Other                                          1,079       560        627

Net cash (used) in investing activities      (20,084)  (18,428)   (23,902)

Cash flows from financing activities:
Cash dividends paid                          (10,758)  (10,811)   (10,956)
Proceeds from sales of treasury stock            435     1,377       -
Purchases of treasury stock                   (1,730)   (3,363)    (3,546)
Payments of long-term debt                    (5,105)   (4,254)    (4,012)
Short-term borrowings proceeds (payments)    (14,588)    5,144      6,288
Tax benefit applicable to ESOP dividend          374       385        393

Net cash (used) in financing activities      (31,372)  (11,522)   (11,833)

Effect of exchange rate changes on cash         (407)      808       (295)

Net change in cash and cash equivalents          619     2,179       (225)

Cash and cash equivalents, beginning of year  12,451    10,272     10,497

Cash and cash equivalents, end of year       $13,070   $12,451    $10,272


Supplemental cash flow information:
Interest expense paid                        $ 3,680   $ 3,930    $ 4,073
Income taxes paid                            $13,475   $ 8,669    $ 9,576

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

Use of estimates in the preparation of financial statements: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ materially from those estimates.

Foreign currency translation: The balance sheets of substantially all subsidiaries outside the United States have been translated at year-end rates of exchange and earnings and cash flow statements at weighted average rates of exchange. In addition, gains and losses from translation are accumulated as a separate component of shareholders' equity; gains or losses resulting from overseas currency transactions are included in net earnings (loss) and are not significant.

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

Intangibles: The excess of purchase price over the fair values of net assets acquired has been recorded as an intangible which is being amortized using the straight-line method over 10 years, subject to impairment write-offs determined by underlying cash flows. The accumulated amortization as of September 30, 1996 and 1995 is $608 and $481, respectively.

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

Research and development costs: Expenditures related to new product development are charged to expense when incurred and total approximately $13,800, $13,700, and $16,400, for 1996, 1995, and 1994, respectively.

B. Acquisitions: The company purchased three companies in 1994. The acquisitions have been accounted for by the purchase method of accounting and the operating results of the acquisitions are included in the company's consolidated results of operations from the date of acquisition. The excess of cost over fair value of the assets acquired is being amortized over a 10-year period. Pro forma results of these acquisitions, assuming they had been made at the beginning of each year presented, would not be materially different from the results reported.

C. Restructuring charges: In the fourth quarter of 1994, the company recognized $23,700 in connection with a board-approved restructuring initiative. The restructuring charge reflects costs associated with closing facilities and the divestiture of Bauer Aerospace, manufacturer of the test equipment product line. In 1995, the company recognized additional costs associated with the restructuring initiative including $1,300 related to the relocation of machinery and members and $4,627 of early retirement benefits and costs based on a company designed severance package.

The components of the restructuring provision were as follows:

                                          1996    1995    1994
Write-down of property,
  plant, and equipment
  and intangible assets                  $  -   $   -    $19,148
Severance and early retirement              -     4,627    1,913
Other closure costs                         -     1,300    2,639
                                         $  -   $ 5,927  $23,700

The restructuring activity for the years ended September 30 is as follows:

                                                  1996    1995
Beginning balance                               $10,164  $ 8,834
Current year provision                              -      5,927
Expenses incurred                                (2,557)  (4,597)
                                                $ 7,607  $10,164

The components of the accruals related to restructuring at September 30 were as follows:

                                                  1996    1995
Severance related benefits                      $   353  $ 1,149
Early retirement                                  6,157    7,093
Other closure costs                               1,097    1,922
                                                $ 7,607  $10,164

The early retirement benefits are payable for up to 10 years. Other closure costs at September 30, 1996 are expected to be incurred next year.

D. The provision for income taxes consists of:

                                          1996    1995    1994
Currently payable:
  Federal                               $ 4,590 $ 2,754  $   960
  State                                   1,058   1,007      614
  Foreign                                 6,525   7,386    4,991
Deferred                                    830  (2,900)  (8,487)
                                        $13,003 $ 8,247  $(1,922)

The components of the net deferred tax assets at September 30 were as follows:

                                                  1996    1995
Deferred tax assets:
  Postretirement and
    early retirement benefits                   $15,941  $15,213
  Restructuring                                   4,114    7,900
  Foreign net operating loss and tax credits     10,116    9,114
  Inventory                                       9,145    8,778
  Other items                                    11,485    9,919
  Valuation allowance                            (9,332)  (9,006)
    Total deferred tax assets                    41,469   41,918

Deferred tax liabilities:
  Unremitted earnings of
    foreign subsidiaries                         (1,867)  (1,766)
  Other items                                    (1,043)    (522)
    Total deferred tax liabilities               (2,910)  (2,288)
  Net deferred tax assets                       $38,559  $39,630

The company has recorded a valuation allowance to reflect the estimated amount of deferred tax assets which may not be realized principally due to a capital loss carryforward and acquired foreign net operating loss carryforward limitations. Remaining deferred tax assets are expected to be realized through future earnings. The change in the valuation allowance for the years ended September 30 is as follows:

                                                  1996    1995
Beginning balance                               $(9,006) $(7,518)
Foreign net operating loss carryforward          (1,771)    (440)
Utilization of foreign tax credit carryover       1,647      265
State net operating loss carryforward               (75)     (60)
Capital loss carryforward                          (127)  (1,253)
                                                $(9,332) $(9,006)

The reasons for the differences between the effective tax rate of the company and the United States statutory federal income tax rate are as follows:

                                       Percent of pre-tax earnings
                                          1996    1995    1994
Statutory rate                            35.0    35.0   (35.0)
State income taxes                         2.4     1.9    (4.0)
Foreign tax rate differences              (1.1)    2.1     4.4
Effect of rate change                       -       -      2.4
Foreign sales corporation                 (1.3)   (1.8)   (7.8)
Other items, net                           2.0     3.7     3.0
Effective rates                           37.0    40.9   (37.0)

E. Short-term borrowings: Bank lines of credit available to the company totaled $60,305, of which $15,310 were used at September 30, 1996. Interest on borrowings under the lines is based on various short-term rates. Several of the lines require compensating balances or commitment fees. The lines, generally reviewed annually for renewal, are subject to the usual terms and conditions applied by the banks.

The weighted average interest rate for the company's borrowings was 5.8%, 6.3%, and 5.3% for 1996, 1995, and 1994, respectively.

F. Long-term debt:

                                                  1996    1995
9.45% note                                      $10,200 $12,200
ESOP debt guarantee                              17,000  19,500
Other                                               358     963
                                                 27,558  32,663
Less current portion                             (4,862) (4,867)
                                                $22,696 $27,796

The company has a note agreement dated July 1990, wherein the company issued a $20,000 unsecured note due August 1, 2000 with an interest rate of 9.45%. Principal payments are due annually, with interest due semi-annually.

The principal payments required on the 9.45% note and other debt in years succeeding 1996 are: $2,362 in 1997, $2,479 in 1998, $2,783 in 1999, and
$2,934 in 2000.

The company has a Member Investment and Stock Ownership Plan, which includes a qualified employee stock ownership plan (ESOP), and covers all worker members meeting certain service requirements. Using this ESOP feature, on June 18, 1992, the Plan borrowed $25,000 for a term of 11 years at an interest rate of 8.01% and used the proceeds to buy 256,806 shares of common stock from the company. The company guaranteed payment of the loan and agreed to make future contributions to the Plan sufficient to repay the loan. The loan and guarantee are recorded in the company's Consolidated Balance Sheets as long-term debt and unearned ESOP compensation. The related shares are being allocated to participants over 11 years as the debt is repaid. The Plan debt requires principal payments each September 30, through 2003. Payments are $2,500 with a final payment of $2,000. Interest of $1,562 was paid in 1996, $1,722 in 1995, and $1,882 in 1994.

Dividends on these common shares are paid to the Plan and, together with company contributions, are used by the Plan to repay principal and interest on the outstanding debt. Shares are allocated to participants based upon the ratio of the current year's debt service to the sum of total principal and interest payments over the life of the loan. The unallocated shares were 150,631, 178,038, and 203,152 as of September 30, 1996, 1995, and
1994, respectively.

The company recognized ESOP related expense on the Shares Allocated Method as follows:

                                          1996    1995    1994
Interest expense                         $  652  $  789 $   933
Compensation expense                      2,668   2,444   2,550
                                         $3,320  $3,233  $3,483

Company cash contributions to the Plan used for debt service were $3,152, $2,788, and $2,933, in 1996, 1995, and 1994, respectively. Dividends on these shares used for debt service were approximately $910 in 1996, $934 in 1995, and $949 in 1994.

Federal income tax benefits of $374, $385, and $393 in 1996, 1995, and 1994, respectively, resulting from the deductibility of certain dividends paid by the company to the Plan, were credited directly to retained earnings.

The provisions of the note and the guarantee limit the ability of the company to, among other things, incur debt, pay cash dividends, sell certain assets, acquire other businesses, and purchase the company's capital stock. The agreements include a provision that change in control of the company may result in all unpaid principal and interest becoming due. The company must maintain consolidated net worth of $150,000 and a consolidated current ratio of 1.25. At September 30, 1996, the company could pay dividends and purchase the company's common stock up to an amount not exceeding $20,200.

G. Accounts payable and accrued expenses:

                                                  1996    1995
Accounts payable                                $14,327 $10,419
Salaries and wages                               13,523   6,148
Restructuring                                     7,607  10,164
Taxes, other                                      7,262   6,103
Warranty                                          3,666   3,646
Postretirement and postemployment                 3,000   3,000
Other items-net                                  12,212  11,285
                                                $61,597 $50,765

H. Retirement and benefit plans: The company provides certain health care benefits to eligible retired members and their dependents and survivors. Generally, participants become eligible after reaching age 55 with 10 years of service or after reaching age 65. The health plans (medical, dental, vision, and hearing) are unfunded and pay 100% of eligible expenses not paid by Medicare. A maximum reimbursement amount exists for each plan. The plans require cost-sharing by the members in varying amounts based on years of service. The company has the right to modify or terminate these benefits.

The accumulated postretirement benefit obligations were as follows:

                                                  1996    1995
Retirees                                        $21,195 $19,021
Fully eligible active plan participants              81     156
Other active plan participants                   12,854  14,275
Accumulated postretirement
  benefit obligation                             34,130  33,452
Unrecognized net gain (loss) from past
  experience different from that assumed            982    (203)
Total accumulated postretirement
  benefit obligation                            $35,112 $33,249

The company has included $33,112 and $31,249 in other liabilities and the balance in current liabilities for 1996 and 1995, respectively.

The periodic postretirement benefit cost consists of:

                                          1996    1995    1994
Service cost-benefits attributed
  to service during the period           $  927  $  894  $  951
Interest cost on accumulated
  postretirement benefit
  obligation                              2,443   2,347   2,143
Net periodic postretirement
  benefit cost                           $3,370  $3,241  $3,094

Actuarial assumptions used were as follows:

                                          1996    1995    1994
Projected healthcare cost
  trend rate                               8.5%    9.0%    9.5%
Ultimate trend rate                       5.25%   5.25%   5.25%
Year ultimate trend rate
  is achieved                             2002    2002    2007
Effect of a 1.0% increase in
  the healthcare trend rate
  on the accumulated post-
  retirement benefit obligation         $6,054  $6,216  $5,280
Effect of a 1.0% increase in the
  healthcare trend rate on the
  net periodic cost                     $  724  $  690  $  695
Weighted average discount rate            7.75%   7.75%   8.25%

In 1995, the company extended loans to certain outside directors for the purpose of purchasing company stock. The notes are to be repaid in exchange for directors' retainer fees over the next four years and totaled $303 and $385 as of September 30, 1996 and 1995, respectively.

The company is required, under local regulations, to provide a defined benefit plan covering approximately 120 members in a foreign country. Benefits are based primarily on each member's years of service and average compensation over the period of participation.

The components of the net periodic pension cost are as follows:

                                          1996    1995    1994
Service cost-benefits earned
  during the period                        $334    $492    $497
Interest cost on projected
  benefit obligation                        504     562     662
Actual return on plan's assets             (539)   (546)   (629)
Net amortization and deferral                36     107     107
Net periodic pension cost                  $335    $615    $637

Assumptions used in the accounting for net periodic pension cost were:

                                          1996    1995    1994
Weighted average discount rate             4.5%    4.0%    5.0%
Expected long-term rate of
  return on plan's assets                  4.5%    3.1%    5.5%
Compensation increase rate                 3.5%    3.0%    3.5%

The plan's funded status at September 30 is as follows:

                                                  1996    1995
Accumulated benefit obligation                   $7,192  $12,890
Increase in benefits due to estimated
  future compensation increases                   3,481    1,972
Projected benefit obligation                     10,673   14,862
Plan's assets at fair value                      11,518   13,040
Projected benefit obligation in
  excess of (less than) plan's assets              (845)   1,822
Unrecognized net gain (loss)
  from experience                                 2,021     (158)
Unrecognized transition amount                   (1,335)  (1,602)
Accrued (asset) liability                       $  (159) $    62

The company has a Member Investment and Stock Ownership Plan (formerly referred to as the Deferred Profit Sharing Plan). For members meeting certain service requirements, the company contributes 5% of eligible wages and matches member contributions with respect to a 401k feature up to certain limits. The 5% company contribution to the Plan is used to first fund debt service associated with the ESOP debt guarantee (described in Note F), with remaining funds allocated to members based upon eligible wages. Company contributions to the Member Investment and Stock Ownership Plan totaled $4,483, $2,788, and $2,933, in 1996, 1995, and 1994, respectively.

I. Stock Option Plan: In 1996, the company's shareholders approved the adoption of the 1996 Long-Term Incentive Compensation Plan (the "Plan").
The purpose of the Plan is to promote the interests of the company and its shareholders by retaining the services of outstanding key management members and encouraging them to have a greater financial investment in the company and increase their personal interest in its continued success.
Under this nonqualified plan, 200,000 shares of the company's common stock are available for issuance upon grant of the options.

During 1996, the company granted a maximum of 24,250 options to purchase common stock at the fair market value on October 1, 1995 ($66.50 per share), contingent upon the achievement of certain performance requirements in 1996. The options are generally exercisable after six months and expire no later than 10 years from the date of grant. The company accrued compensation expense of $500 for 1996 based on estimated performance.

The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-based Compensation" (SFAS 123) governing the accounting for stock options, which must be adopted by fiscal 1997. The company expects to adopt only the disclosure provisions of SFAS 123 and, therefore, there will be no impact on the company's financial condition or results of operations.

J. Shareholder Rights Plan: On January 17, 1996, the Board of Directors of the company adopted a shareholder rights plan and declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of common stock. The company adopted the plan to protect shareholders against unsolicited attempts to acquire control of the company that do not offer what the company believes to be an adequate price to all shareholders. The dividend was paid on February 2, 1996, to the shareholders of record on that date. Each right entitles the registered holder thereof to purchase from the company one one-hundredth of a share of Series A Preferred Stock, par value $.01 per share, of the company at a price of $300.00, subject to adjustment. The Rights expire on January 17, 2006.

The Rights are not exercisable or transferable apart from the company common stock until the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership of 15% or more of the outstanding common shares or (ii) 15 business days (or such later date as may be determined by action of the Board of Directors of the company prior to such time as any person or group of affiliated persons becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer, the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the outstanding common shares.

The Board of Directors may redeem the Rights in whole, but not in part, at a redemption price of $.01 per right at any time prior to the acquisition by an Acquiring Person of 15% or more of the outstanding company common stock.

K. Leases: The company has entered into leases for certain facilities. Future minimum rental commitments under these operating leases are: $1,215 in 1997, $1,047 in 1998, $978 in 1999, $936 in 2000, and $373 in 2001. Rent
expense for leases was approximately $1,228, $765, and $867, for 1996, 1995, and 1994, respectively.

L. Contingencies: The company is currently involved in matters of litigation arising from the normal course of business, including certain environmental and product liability matters. The company had accruals of approximately $2,058 and $1,634 at September 30, 1996 and 1995, respectively. These accruals are based on the company's current estimate of the most likely amount of losses that it believes will be incurred. These amounts, which are expected to be paid over the next several years, have been included in accounts payable and accrued expense. The most significant portion of these accruals relates to the matters in the following two paragraphs:

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

It is the opinion of management, after consultation with legal counsel, that additional liabilities, if any, resulting from these matters are not expected to have a material adverse effect on the financial condition of the company, although such matters could have a material effect on quarterly or annual operating results and cash flows when (or if) resolved in a future period.

The company settled its claim regarding pricing provisions with a major customer in the first quarter of 1995. The company received approximately $7,000 for reimbursement of non-recurring engineering charges.

M. Financial instruments: The estimated fair values of the company's financial instruments at September 30 were as follows:

                                                  1996    1995
Cash and cash equivalents                       $13,070 $ 12,451
Short-term borrowings                           (15,310) (30,297)
Long-term debt                                  (29,500) (34,119)

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

N. Company operations: The company designs and manufactures engine fuel delivery and engine control systems, subsystems, and components in the United States and in other countries. The company does business with the government as both a prime contractor and a subcontractor. Substantially all contracts are firm fixed price and may require cost data to be submitted in connection with contract negotiations. The contracts are subject to government audit and review.

Billings to a single customer were approximately 17%, 16%, and 17%, of the net billings to customers in 1996, 1995, and 1994, respectively. The company's accounts receivable from the customer were $15,375 and $11,314 at September 30, 1996 and 1995, respectively. Billings derived from domestic sales to unaffiliated customers in other countries were approximately 11%, 12%, and 15% of the net billings to customers in 1996, 1995, and 1994, respectively. Intercompany transfers are made at established intercompany selling prices. Summarized financial information relating to these operations is as follows:

                           United States Other Countries Eliminations  Total
1996
 Net billings:
   Customers                   $289,624      $127,666      $   -     $417,290
   Intercompany transfers        30,928         3,533       (34,461)     -

                               $320,552      $131,199      $(34,461) $417,290

 Earnings before income taxes  $ 17,324      $ 17,857          -     $ 35,181

 Net earnings                  $ 11,108      $ 11,070          -     $ 22,178

 Identifiable assets           $272,890      $ 75,908          -     $348,798

1995
 Net billings:
   Customers                   $261,443      $118,293      $   -     $379,736
   Intercompany transfers        29,680         4,101       (33,781)     -

                               $291,123      $122,394      $(33,781) $379,736

 Earnings before income taxes  $  5,057     $  15,126          -     $ 20,183

 Net earnings                  $  3,646     $   8,290          -     $ 11,936

 Identifiable assets           $271,508     $  78,091          -     $349,599

1994
 Net billings:
   Customers                   $244,079     $  89,128      $   -     $333,207
   Intercompany transfers        18,199         3,599       (21,798)     -

                               $262,278     $  92,727      $(21,798) $333,207

 Earnings (loss) before income
     taxes                    $ (17,745)    $  12,550          -     $ (5,195)

 Net earnings (loss)          $ (10,710)    $   7,437          -     $ (3,273)

 Identifiable assets          $ 263,628     $  59,690          -     $323,318


REPORT OF INDEDPEDENT ACCOUNTANTS

Shareholder and Worker Members
Woodward Governor Company

We have audited the accompanying consolidated balance sheets of Woodward Governor Company and Subsidiaries as of September 30, 1996 and 1995, and the related statements of consolidated earnings (loss), shareholders' equity, and cash flows for the years ended September 30, 1996, 1995, and 1994. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Woodward Governor Company and Subsidiaries as of September 30, 1996 and 1995, and the results of their consolidated operations and their cash flows for the years ended September 30, 1996, 1995, and 1994, in conformity with generally accepted accounting principles.





Coopers & Lybrand L.L.P.
Chicago, Illinois
November 12, 1996


SUMMARY OF OPERATIONS/TEN YEAR RECORD
(In Thousands of Dollars except per share amounts and other data)

Net Billings, Costs and Earnings
                                            Net Earnings
For  Net Billings   Total                                     % of Avg.  For
the  for Products Costs and   Income            Per            Shrhldrs'  the
Year and Services Expenses     Taxes  Amount  Share % of Sales  Equity   Year
                                                                   >C>
1996     $417,290  $382,109  $13,003 $22,178  $7.67        5.3     10.9   1996
1995      379,736   359,553**  8,247  11,936   4.11        3.1      6.1   1995
1994      333,207   338,402** (1,922) (3,273) (1.11)      (1.0)    (1.7)  1994
1993      331,156   308,072**  9,695  13,389*  4.50*       4.0      6.3   1993
1992      374,173   341,197** 12,764  20,212   7.23        5.4      9.4   1992
1991      361,924   323,907   13,724  24,293   8.86        6.7     12.1   1991
1990      340,128   293,913   16,776  29,439  10.74        8.7     16.0   1990
1989      299,789   258,659   15,627  25,503   9.28        8.5     15.5   1989
1988      277,656   238,108   15,306  24,242   8.83        8.7     16.5   1988
1987      244,656   212,494   14,505  17,657   6.44        7.2     13.5   1987

Dividends, Expenditures and Other Data

     Weighted     Cash Dividends
For   Average                                           Registered
the    Shares              Per  Capital Deprec. Worker  Shareholder  At the
Year Outstanding  Amount  Share Expend. Expense Members   Members   Year End

1996  2,892,621  $10,758  $3.72 $21,163 $22,786  3,211     2,029      1996
1995  2,905,750   10,811   3.72  18,988  23,334  3,071     2,179      1995
1994  2,941,177   10,956   3.72  16,515  26,114  3,439     2,256      1994
1993  2,972,300   11,057   3.72  18,335  24,837  3,264     2,301      1993
1992  2,794,657   10,330   3.70  52,684  22,241  3,632     2,301      1992
1991  2,741,838   10,145   3.70  33,075  18,236  3,953     2,303      1991
1990  2,741,562    9,181   3.35  22,057  15,397  3,673     2,209      1990
1989  2,749,056    7,971   2.90  31,190  13,165  3,317     2,084      1989
1988  2,744,832    6,862   2.50  21,540  11,213  3,180     1,919      1988
1987  2,740,678    5,617   2.05  12,887  10,204  2,947     1,704      1987

Financial Position

                           Plant and                  Shareholders' Equity
 At the   Working Current  Equipment Total  Long-term            Per   At the
Year End  Capital  Ratio     Net     Assets   Debt     Amount   Share Year End

  1996   $121,103 2.4 to 1 $114,213 $348,798 $22,696  $207,995 $72.05   1996
  1995    116,364 2.3 to 1  118,066  349,599  27,796   197,903  68.21   1995
  1994    113,751 2.7 to 1  122,911  323,318  32,665   193,846  66.29   1994
  1993    107,809 2.7 to 1  144,016  332,461  36,246   206,222  69.42   1993
  1992    103,818 2.5 to 1  151,126  331,653  40,135   219,690  73.90   1992
  1991    105,213 2.4 to 1  118,417  306,534  17,300   208,564  76.07   1991
  1990    115,737 3.3 to 1  101,985  269,221  18,700   194,081  70.78   1990
  1989     83,009 2.2 to 1   96,075  249,833    -      173,241  62.95   1989
  1988     81,798 2.6 to 1   78,504  211,240    -      156,083  56.77   1988
  1987     74,220 3.0 to 1   68,267  181,447    -      138,318  50.39   1987

Management's Financial Summary and Analysis is on pages 13-18.

*Net earnings for 1993 is before cumulative effect of accounting changes.

**Total costs and expenses includes restructuring expense of $5,927, $23,700, $3,480, and $2,741 for 1995, 1994, 1993, and 1992, respectively.