Form 10-K, Exhibit 13
period 1997-09-30
WOODWARD GOVERNOR CO
filed 1997-12-24
CIK 108312

CONTENTS

To All Shareholder and Worker Members               2
Woodward - - A Worldwide Operation                  6
Financial Summary and Analysis                     13
Financial Statements                               19
Summary of Operations/Ten Year Record              35
Board of Directors                                 36

BUSINESS DESCRIPTION

Founded in 1870, Woodward Governor Company built for decades reliable governors for the water power industry. Today, our products include hydro-mechanical and electronic controls, fuel-delivery systems, actuators, valves, and related components. We focus on introducing new products and services to serve customers worldwide. We manufacture, sell, or support products from thirty-two company locations in seventeen countries. We also have distribu-tors, dealers, and authorized independent service facilities throughout the world.

Our Aircraft Controls group, one of the largest independent suppliers of aircraft fuel controls, supplies engine and airframe manufacturers and civilian and military aircraft operators with up-to-date products and services. With years of lessons learned, our engineers are expert at develop-ing control products to meet a customer's precise needs. Our products are used on many of the world's most popular engine platforms.

Our Industrial Controls group supplies reliable, cost-effective controls, control system components, and fully integrated systems to manufacturers and operators of turbines and engines. The group provides original equipment products and aftermarket parts and service to the power generation, process manufacturing, marine, locomotive, off-road vehicle, and gas transmission industries. The on-going need for more efficient turbine and engine operation has opened new doors for our products. In addition, the quest for clean power and the deregulation of the sale of electricity represent potential growth opportunities.


FINANCIAL HIGHLIGHTS
Fiscal year ended September 30th             1997         1996         1995
(in thousands of dollars except per
 share amounts and other data)

Operating Results
  Net billings for products and services   $442,216     $417,290     $379,736
  Total costs and expenses                  402,528      382,109      359,553*
  Net earnings                               18,140**     22,178       11,936
       Per share                               1.58***      1.92         1.03
  Cash dividends per share                      .93          .93          .93

Year-end Financial Position
  Working capital                           124,827      121,103      116,364
  Total assets                              348,110      348,798      349,599
  Long-term debt                             17,717       22,696       27,796
  Shareholders' equity                      210,614      207,995      197,903

Other Data
  Shareholder's equity per share           $  18.40     $  18.01     $  17.05
  Worker members                              3,246        3,211        3,071
  Registered shareholder members              1,994        2,029        2,179


* Total costs and expenses includes restructuring expense of $5,927 for 1995.
** Net earnings for 1997 includes a reduction for the equity in loss of an unconsolidated affiliate of $6,209 or $.54 per share, net of tax. Without this item, net earnings would have been $24,349 or $2.12 per share.

TO ALL SHAREHOLDER AND WORKER MEMBERS

With great pleasure, I can say that Woodward intensified its focus on total customer satisfaction and higher operating efficiency in fiscal 1997. We made further progress towards our primary objective of long-term growth in revenues and profits. In addition, we launched a new joint venture with Catalytica Combustion Systems, Inc. to capitalize on the expanding need for low emission gas turbines. This venture, GENXON(tm) Power Systems, LLC, offers new emission control technology and, during the year, attained a number of key milestones.

Our total net billings for fiscal 1997 rose 6 percent to $442.2 million from last year's $417.3 million. Costs and expenses as a percentage of revenues were slightly lower, reflecting programs to boost productivity, quality, and margins. As a result, before the effect of GENXON, pre-tax earnings increased 13 percent to $39.7 million from $35.2 million in 1996 and after-tax earnings rose 10 percent to $24.3 million, or $2.12 per share, from $22.2 million, or $1.92 per share. Including our portion of GENXON's net loss ($6.2 million, or $0.54 per share), net earnings were $18.1 million, or $1.58 per share.

Our Industrial Controls group increased net billings by 5 percent over the prior year despite the dampening effect of the dollar's strength. Engineered systems, engine controls in Europe, and aftermarket products and services were the leading contributors to the growth. Aircraft Controls' net billings were up 8 percent from last year, reflecting strong global aircraft production schedules and healthy demand for aftermarket products and services from our growing installed base of equipment.

Progress was evident on the cost side, despite investments in training, quality, and process improvement programs, which generate returns over a longer time frame. In Industrial Controls, we combined Turbomachinery and Engine controls units in Colorado and centralized many functions that previously had been handled by individual plants. These changes enabled us to better focus our resources on growing more profitable market segments, while reducing costs.

In Aircraft Controls, during fiscal 1997, we made plans to consolidate our increasing aftermarket business in a leased facility in Prestwick, Scotland. Beginning early in the new fiscal year, Prestwick will serve our customers in Europe and the Middle East, previously served primarily from separate locations in England and the Netherlands. The new facility will enable us to provide better service and faster turnaround time at lower cost, and will free up needed capacity in the Netherlands plant. Our Rockton, Illinois, aftermarket facility continues to serve customers throughout the rest of the world.

Our plan for long-term growth and building shareholder value is centered on the following objectives which will help us reach our strategic goals:

  To become an increasingly important partner and supplier to our customers by consistently meeting or exceeding their expectations for product performance and quality, on-time delivery, cost, and service;

  To increase profitability from our existing revenue base by continuously improving efficiency in all phases of operations;

  To develop new sources of revenue by applying our know-how to products and services which complement or extend our core business;

  To develop and intensify our presence in selected geographic markets with promising growth potential; and

  To apply our expertise, intellectual property, and financial resources to closely related businesses which we can develop internally, acquire, or pursue through joint ventures and alliances.

Company-wide, we intensified and expanded programs for continuous improvement during fiscal 1997. We continue to encourage member involvement in all work processes, in the further compression of cycle times, and in systematic cost reduction efforts. Already we observe progress in customer satisfaction, increased output, reduced waste, and higher profitability. We view the training and other costs associated with these programs as strategic investments, which will generate excellent returns in the form of total customer satisfaction, continued market leadership, and member development.

Both our operating groups are executing the general strategies and member development programs noted above, but each has its own growth plan tailored to its own market opportunities. Aircraft Controls, in addition to its ongoing pursuit of new engine and re-engineering programs, has been moving beyond its core fuel metering products, which are among the most critical and complex building blocks of the engine. We also are focusing on the design and supply of associated engine fuel-delivery systems and components. The fuel system of the BMW Rolls-Royce BR700 family of engines, for example, contains not only our fuel metering unit, but six additional Woodward products. This strategy accommodates preferences for fewer suppliers and closely integrated components; it builds on our customer relationships and our reputation for reliable, innovative products.

In another Aircraft Controls growth opportunity, we set detailed plans during the year to implement our previously announced alliance with Lockheed Martin Control Systems, a leading manufacturer of electronic control systems. A new limited liability company is expected to be finalized by the end of calendar 1997. This venture will combine Lockheed Martin's electronics and Woodward's hydromechanics, enabling both parties to focus on their strengths, and provide customers with fully integrated systems from a single supplier.

Infrastructure development, primarily in power, transportation, and industrial process equipment, is a key growth opportunity for Industrial Controls. Developing economies in the Pacific Rim countries and Latin America represent the largest markets for new infrastructure projects. In developed economies, we see opportunities for the retrofit of installed turbines, and demand for new equipment based on more efficient technologies and increasingly stringent emissions requirements. Industrial Controls is focusing on these markets, with the objective of supplying a wider scope of the fuel system for engine and turbine manufacturers and packagers.

We view GENXON as an investment in a leading technology which, once commercialized, will increase the market for our existing turbine products and services. This venture combines our proven control technologies with Catalytica's unique XONON(tm) catalytic combustion technology, providing an ultra-low NOx emission system that will be offered as a retrofit on out-of-warranty gas turbines. During fiscal 1997, GENXON met some significant milestones including the signing of a memorandum of understanding with General Electric Company for the worldwide commercialization of XONON systems in installed, GE-designed gas turbines. In response to the positive reaction from the marketplace, GENXON accelerated its development activities, which added to its expenditures.

Exploration of acquisitions, joint ventures, and alliances is an integral part of our growth plans. Although we made no significant acquisitions in fiscal 1997, we explored a number of possibilities and plan to continue our search in fiscal 1998. Acquisition candidates will have the potential to broaden our base of products and technology and to improve our growth prospects. In addition, we are seeking acquisitions which will be non-dilutive, or additive, to our earnings per share performance.

Our balance sheet remained strong at year-end, with long-term debt accounting for less than 8 percent of total capital. We also made progress in the management of inventory levels, which declined almost 10 percent from the previous year-end totals.

In January 1997, Woodward shares began trading on the Nasdaq National Market system. Benefits of the Nasdaq listing include exposure to a broader universe of potential shareholders and the liquidity provided by Nasdaq market-makers. We also split Woodward stock four-for-one. The Board of Directors maintained our annual dividend payments (adjusted for the split) at $0.93 per share.

We owe a debt of gratitude to all our stakeholders. Therefore, I thank our customers, members, and shareholders for their support, and our Board of Directors for their guidance. Mark Leum, who retired from our Board at fiscal year-end, deserves special acknowledgment for his leadership and many contributions, which spanned more than 40 years with the company, and included positions as vice chairman and president. In addition, Vern Cassens retired as our senior vice president and chief financial officer in January and continues to serve as a member of the Board. Upon Vern's retirement, the Board named Steve Carter, vice president and treasurer, as our chief financial officer.

While 1997 continued to be filled with challenges, we move forward into 1998 with confidence. Our focus is on the future and our goal is to align and involve all members in achieving success.





John A. Halbrook
Chairman of the Board
and Chief Executive Officer
December 2, 1997

WOODWARD
A Worldwide Operation

Over 100 separate locations support Woodward Governor Company and its world-wide operations. These locations include company plants, offices, and agents, plus Central Distributors, Authorized Dealers, and Authorized Independent Service Facilities.

WOODWARD USA LOCATIONS                     USA REGIONAL OFFICES
Corporate Headquarters                     Birmingham, Alabama
Rockford, Illinois
                                           Walnut Creek, California
Aircraft Controls Group
Rockford, Illinois                         Olympia Fields, Illinois
Rockton, Illinois
Buffalo, New York                          Norristown, Pennsylvania

Industrial Controls Group                  Houston (Bellaire), Texas
Fort Collins, Colorado
Loveland, Colorado                         Bellevue, Washington

WOODWARD LOCATIONS OUTSIDE USA
Sydney (Kingsgrove), Australia             Christchurch, New Zealand
Campinas, Brazil                           Warsaw, Poland
Pointe Claire, Quebec, Canada              Prestwick, Scotland
Beijing and Tianjin, China                 Singapore
Reading, England                           Abu Dhabi, UAE
Aken, Kelbra, and Tettnang Germany
Ballabgarh, Haryana, India
Tomisato and Kobe, Japan
Pusan, Korea
Mexico City, Mexico
Hoofddorp and Rotterdam, The Netherlands

AIRCRAFT CONTROLS
Woodward's Aircraft Controls group (ACG) is a leader in the design, manufact-ure, and service of aircraft fuel systems and related components. Its principal market is control systems for fuel delivery, which, including products and services, generated approximately 80 percent of its revenues in fiscal 1997. Fuel delivery systems are considered to be the most complex system in the aircraft engine. At the heart of fuel delivery is the fuel metering system, ACG's main product group. Related components include sensors, valves, and actuators. Beyond fuel delivery systems, ACG also provides propeller control and synchronization and servo components.

ACG's customers include engine and airframe manufacturers, airlines, fleet managers, and the military. Providing superior quality, proven reliability, and responsive service for more than sixty years enabled ACG to establish strong customer relationships. To sustain and build those relationships, ACG's objectives are to deliver quality products at low cost for value received, consistently on or ahead of schedule.

Productivity Improvements

During the past several years, customers have asked suppliers to lower the cost of products and quicken response time, while maintaining the highest quality standards. In addition, customers sought the advantages of buying from fewer suppliers. These initiatives by customers to increase their own competitiveness represented opportunities for Woodward. As a result, the Woodward ACG:

   Broadened and intensified its training programs,

   Expanded the number of self-directed (Kaizen) teams devoted to improving operating performance,

   Accelerated implementation of Kaizen recommendations, and

   Continued to empower its members to meet customer expectations.

Over the past two years, the ACG implemented changes recommended by more than thirty key Kaizen teams and then measured the impact on operations. The impressive results exceeded expectations, encouraging many members routinely to incorporate "continuous improvement" in their thinking.

Growth Plans


ACG's growth strategy focuses on:

   Developing and introducing new products related to fuel delivery systems,

   Moving beyond individual components towards integrated engine control systems, and

   Providing repair, overhaul, and replacement parts to a growing installed base of products.

In addition to the relatively infrequent new engine launches, there are also opportunities for replacing, upgrading, and overhauling installed system components. New products may be developed internally, or through an acquisition or joint venture. This growth strategy allows ACG to offer customers an opportunity to buy functionally integrated products, which have been modeled and tested together, from one vendor.

Actuators, a new product line readied for production and certification in 1997, exemplify Woodward's basic approach to new product design and manufacturing. In jet engines, fuel driven actuators are a critical component of the fuel system used to control compressor vanes and bleed valves. ACG designed standard actuator platforms with proven features and materials, which can then be modified to produce models designed for specific applications. Last year, Woodward engineers tested six actuators for more than 2,100 hours each, with each piston moving a total of 5.1 million inches. The test results were successful under conditions ranging from normal to extreme.

ACG's actuators are made in a production cell responsible for manufacturing, assembling and testing, and committed to a 6-sigma level of quality. Through concentrating all of the activities in one cell at one location, ACG is working to increase quality and reduce lead times for all actuator products. By accelerating the development process and increasing manufacturing efficiency, Woodward is able to better serve its customers, while enhancing product breadth and profitability.

Woodward's position as supplier of seven components for each of the BMW Rolls-Royce BR700 series turbofan engines demonstrates the potential for increasing the company's presence on an engine. The BR710 powers the Gulfstream V and the Global Express business jets, the most prestigious in the industry. The BR710 engine recently has been selected by the Royal Air Force to re-engine its Nimrod aircraft fleet, and the engine family is being considered for several regional jets, one of the fastest growing segments of the airframe market.

In addition, Boeing recently decided to proceed with the new MD-95. The BR715 engine, using Woodward components, will power this two-engine aircraft. Industry studies indicate that the MD-95 has the potential to fill a market niche.

Woodward's alliance with Lockheed Martin Control Systems spent the year on business and product development. Working together, engineers of both companies are developing an integrated control system, which incorporates Woodward's hydraulic multiplexer, an advanced technology for fuel flow and actuation control. Data from tests scheduled for 1998 will be used to develop a variety of product applications.

A Woodward/Lockheed Martin limited liability company is expected to be officially launched by the end of calendar 1997. Its mission will be to market, design, manufacture, and service new and existing engine control systems. The venture brings together the two largest engine control suppliers in the world; both have the additional advantage of being unaffiliated with any engine manufacturer. For Woodward, the venture underscores its commitment to ally with resourceful partners, to capitalize on its core know-how and manufacturing assets, and to expand its product line and customer base.

Serving the Installed Base

ACG's service business benefits from the continuous increase in its installed product base. Aircraft downtime is expensive, and proper maintenance is critical to the operational reliability of aircraft engine components. Customers rely on Woodward to provide expert, fast, and reliable overhaul and repair services.

Woodward constantly looks for new ideas to better serve customers. Subsequent to the end of fiscal year 1997, the ACG reached agreement with a major domestic airline to service Woodward controls for a fixed price. Under a fixed-price service contract, the customer benefits from predictable cost and the service provider has an opportunity to enhance its profits by delivering reliable and cost-effective maintenance. ACG plans to pursue more such contracts in the future.

Recently, the ACG consolidated its European service facilities. Soon to operate from a leased location right next to the airport in Prestwick, Scotland, the facility will combine all aircraft support services previously conducted at Hoofddorp, the Netherlands, and Reading, England. With the Prestwick airport rapidly becoming a center for aviation-related industries, many current and potential Woodward customers already are nearby. For other customers, the expanding Prestwick air-freight industry has the capacity to quickly move controls from one location to another. As part of the ACG's commitment to serve customers worldwide, management is evaluating other support-service locations.

INDUSTRIAL CONTROLS
Woodward's Industrial Controls group (ICG) is one of the world's leading providers of control systems, components, and related services for engines and turbomachinery. Its product mix ranges broadly from small single-function mechanical components to comprehensive, fault-tolerant microprocessor-based systems which automatically control speed, load, pressure, temperature, and emissions, as well as gather data and monitor operations. The products are developed in close collaboration with engine and turbine makers. Some are custom-designed for unique applications, others designed for broader use as standard equipment.

Serving Worldwide Markets

Used on fossil-fueled engines and turbines, and on steam and hydraulic turbines, Woodward products are sold to original equipment manufacturers and turbine packagers. The ICG, and its large network of distributors and dealers, sell and service products for installed engines and turbines.

Power generation, which represents ICG's largest set of applications, ranges from large electric utility power plants, to cogeneration facilities and small standby generators. The process industry currently ranks as the second largest market for ICG controls, and engineers continually explore new ideas to increase sales for process controls in the petrochemical industry. Transportation equipment (locomotives, ships, and off-road vehicles) and gas transmission facilities are also significant markets.

ICG designs, manufactures, markets, distributes, and services hundreds of systems and components, most of which perform mission-critical functions. ICG members focus on total quality and continuous improvement, while continually finding new ways to address customer needs and preferences.

During fiscal 1997, ICG increased the programs through which members receive technical and job-skill training. One program, particularly well-received, focused on broadening each member's responsibility for quality, continuous improvement, and customer satisfaction. ICG views these programs as investments in developing its members' talents and effectiveness, which are equal in importance to investments in capital equipment.

Demand for new power equipment is particularly strong in the developing nations of the world where energy use is rising rapidly and the power, industrial, and transportation infrastructure is being established or expanded. In addition to its plants and offices throughout the United States, Woodward maintains a significant presence in Europe, the Pacific Rim, South America, and the Mid-East/Asia region, as well as a global network of distributors, dealers, and authorized independent service facilities.

In addition, developed industrial countries offer new opportunities in power generation industries as authorities move to deregulate electricity, which could lead to new applications for Woodward controls.

New Opportunities

ICG has targeted China, India, and South America as particularly attractive markets over the next decade. In July 1997, ICG formed Woodward (Tianjin) Controls Co. Ltd., a 65/35 joint venture, with Tianjin Locomotive and Rolling Stock Machinery Works (TLW), a state-owned company in China. As part of the agreement, Woodward will invest up to $2.7 million.

This venture's initial project will consist of a modified Woodward fuel-control system for engines on diesel-electric locomotives. The Chinese Ministry of Railways is considering a proposal, funded by a World Bank loan, to grant the venture a contract to manufacture at least 200 control systems. Woodward (Tianjin) represents a major expansion of ICG's presence in China, a country with urgent infrastructure requirements, and potentially, a base for future growth.

Today, customers demand controls and systems that deliver reliable high performance. For example, more customers request fast-acting systems capable of instantaneously processing large volumes of data. As a result, new products introduced during the year generally focused on giving customers high measurable value, broadened functionality, increased efficiency, and ease of operation. The development of new products enables Woodward to incorporate new technologies and add functionality customers need. Examples of new controls are the GECO(tm) S100 for gas engines, the 5009 fault tolerant control system for power applications, and the MicroNet(tm) control based on our world-class NetCon(r) system.

Not all of Woodward's controls are designed for fossil-fueled engines and turbines or for steam-driven turbines. Since 1870 Woodward has served hydro-turbine markets; during 1997, ICG began shipping a custom-designed system to control a large hydro plant for Georgia Power, a division of Southern Company, the nation's largest producer of electricity. Ultimately, Woodward controls will automate the operation of 19 turbines at six power plants in addition to regulating water flows through a series of gates and dams. Participation in this project underscores the breadth of applications served by Woodward's control technologies.

Woodward's commitment to developing leading technologies led to its selection by all three of the leading gas turbine manufacturers to develop and supply combustion controls and fuel management systems for their dry-low emissions
(DLE) aeroderivative turbines. With heightened attention throughout the world on clean air and global warming, an acceptable emissions profile becomes critical for obtaining or maintaining a permit to operate power equipment. For customers needing to deploy new equipment or expand their power production, DLE is an enabling technology.

GENXON(tm) Power Systems

For operators of installed, out-of-warranty gas turbines, there is an exciting new technology being developed. This new approach may dramatically improve the emissions profile of such equipment. To offer this technology, Woodward formed GENXON(tm) Power Systems, LLC (GENXON) with a 50/50 partner, Catalytica Combustion Systems, Inc. GENXON offers Woodward's versatile control technology and Catalytica's unique, XONON(tm) combustion system as a cost-effective, ultra-low NOx solution for out-of-warranty turbines.

The joint venture, first announced in September 1996, made substantial progress in fiscal 1997, attaining a number of key milestones. In December 1996, GENXON received its first commercial order from a California electric utility. In June 1997, GENXON announced the successful operation of the XONON combustion system on a Kawasaki gas turbine operating in field conditions under full load. The company also signed a memorandum of understanding with General Electric Company for the commercialization of the ultra-low emission system in installed GE-designed, heavy duty gas turbines. Shortly after the end of fiscal 1997, GENXON named a new president and chief executive officer, Patrick T. Conroy, who has many years of experience in the power equipment industry. To Woodward, GENXON represents an investment in innovative technology with the potential to open new markets and new applications for Woodward products and services.

FINANCIAL SUMMARY AND ANALYSIS

INTRODUCTION

The following discussion and analysis provides information which management believes is relevant to an assessment and understanding of the results of operations and financial condition of the company. This discussion should be read in conjunction with the consolidated financial statements and accompanying notes. All share information has been restated to reflect the four-for-one stock split on January 23, 1997.

This annual report contains forward-looking statements reflect-ing Woodward's current expectations. Such forward-looking statements include, without limitation, references relating to expected shipments and net earnings, Industrial Controls group (ICG) opportunities in overseas and domestic markets, Aircraft Controls group (ACG) outlook, GENXON(tm) Power Systems, LLC (GENXON) joint venture prospects and on-going funding, the level of capital expenditures, the adequacy of earnings and lines of credit to handle cash requirements, and the impact of currency exchange rate changes on operating results. These statements involve risk and uncertainty. Actual future results and trends may differ materially depending on a variety of factors, including the volume and timing of orders received during the year, the mix of changes in distribution channels through which the company's products are sold, the timing and acceptance of new products and product enhancements by the company or its competitors, the success rate of the company's research and development efforts, changes in pricing, product life cycles, purchasing patterns of customers, competitive conditions in the industry, business cycles affecting the markets in which the company's products are sold, extraordinary events, such as litigation or acquisitions, including related charges, and economic conditions generally or in various geographic areas. All of the foregoing matters are difficult to forecast. The future results of the company may fluctuate as a result of these and other risk factors.

RESULTS OF OPERATIONS
1997 Compared to 1996
Shipments
Shipments totaled $442,216,000 in 1997, an increase of $24,926,000 or 6.0% over the $417,290,000 shipped in 1996. This increase primarily resulted from higher volumes, partially offset by a strong U.S. dollar that caused unfavorable currency translation adjustments of overseas shipments. Excluding the $10,605,000 impact of foreign currency translation, shipments increased $35,531,000 or 8.5% from 1996. Military sales accounted for 9.3% of total shipments compared to 10.0% in 1996.

ICG shipments totaled $243,253,000 in 1997, a 4.5% increase over $232,746,000 in 1996. This represents 55.0% of 1997 total company shipments, compared to 55.8% in 1996. Shipments from overseas plants totaled $127,841,000, an increase of 5.0% over 1996. Excluding an unfavorable foreign currency translation, predominantly from the Japanese Yen and the Netherlands Dutch Guilder, the increase would have been 13.6%. This growth was primarily the result of a strong engine control market in Europe, increased shipments of electronic control systems to Japanese customers and the June 1996 acquisition of Deltec Fuel Systems. Domestic plant shipments totaled $115,412,000 in 1997, an increase of 4.0% when compared to the prior year.

There continue to be more opportunities for growth in the overseas markets, particularly in Europe and the emerging markets of the Asia/Pacific region. There has also been a shift in market demand from mechanical to electronic fuel control systems, which has helped to solidify ICG's market positions in Japan and Europe with proven and well-regarded system technology. In the more mature domestic market, opportunities for future growth will be focused on improving market share and introducing new standardized products.

ACG shipments increased 7.8% to $198,963,000 as compared to $184,544,000 in 1996. Excluding Bauer Aerospace, which was divested in July 1996, the increase would have been 10.0%, which reflects the current upswing in the airframe production cycle. ACG shipments represent
45.0% of total company shipments compared to 44.2% in 1996.
Approximately 60% of shipments are to original equipment manufacturers
(OEMs), with the remaining 40% comprising revenues from aftermarket business. Despite being a competitive business, aftermarket service-related revenues are anticipated to increase, particularly in the area of fixed-price maintenance contracts. This growth opportunity, along with expansion of the new actuator product line, will help to offset a potential leveling-off of the airframe production cycle and related OEM product shipments.

Cost of Goods Sold
In 1997, total cost of goods sold was $325,837,000 as compared to $304,887,000 in 1996, an increase of 6.9%. This increase was mainly due to higher levels of shipments, increased product development and support, and member training costs, which were partially offset by the favorable currency translation of overseas expenses. As a percentage of net shipments, total cost of goods sold was 73.7% in 1997 versus 73.1% in 1996. Although not yet reflected in this ratio, cost improvements are beginning to be realized from a continued focus on productivity and efficiency improvements through efforts of self-directed member teams. Paramount to each team's focus is maintaining the highest quality standards and improving on-time delivery to customers. There is a cost to meeting and exceeding customer expectations, however, and this has caused engineering support and other quality-related costs to increase over 1996.

Sales, Service, and Administrative Expenses
Sales, service, and administrative expenses totaled $72,295,000 in 1997, a 3.5% increase over $69,874,000 in 1996. This increase was mostly caused by higher levels of member training and development, costs associated with the consolidation of previously separate Colorado ICG business units, the June 1996 acquisition of Deltec Fuel Systems, and expanding international sales operations. As a percent of total shipments, sales, service, and administrative expenses were 16.3% in 1997 as compared to 16.7% a year earlier. This decline reflects both higher shipment levels relative to the fixed cost base and the company's ongoing emphasis on cost management.

Interest Expense
Interest expense totaled $2,382,000 in 1997 compared to $3,325,000 in 1996. This decline resulted from lower levels of short-term borrowings and the paydown of long-term debt.

Interest Income
Interest income was $780,000 in 1997 compared to $825,000 in 1996.

Other Expense-Net
Other expense-net totaled $2,794,000 in 1997 compared to $4,848,000 in 1996. The majority of this favorable decline was due to the receipt of royalty income from an ACG customer in the fourth quarter.

Income Taxes
The income tax expense in 1997 was $15,339,000 and the effective tax rate was 38.6%. In 1996, the effective tax rate was 37.0% and the tax expense was $13,003,000. The effective tax rate increased in 1997 due to lower levels of foreign tax credit utilization when compared to 1996. The income tax benefits attributable to the GENXON joint venture loss are included in the equity in loss of unconsolidated affiliate category, which is presented separately on the statements of consolidated earnings and shown net of tax.

Earnings before Equity in Loss of Unconsolidated Affiliate
Earnings before the effect of the company's equity in loss of GENXON totaled $24,349,000 in 1997, an increase of $2,171,000 or 9.8% over
1996 net earnings of $22,178,000. The return on sales in 1997 was 5.5% versus 5.3% in 1996. The return on average net worth was 11.6% in 1997, an improvement over the 10.9% in 1996.

Earnings before income taxes from foreign operations increased 3.9%, from $17,857,000 in 1996 to $18,545,000 in 1997. The shipment level also rose in 1997 from $127,666,000 to $134,513,000, a 5.4% increase.
Domestic shipments totaled $307,703,000 in 1997, an increase of 6.2% over $289,624,000 in 1996. Domestic earnings before income taxes and the impact of GENXON were $21,143,000, an increase of 22.0% as compared to $17,324,000 in 1996.

Equity in Loss of Unconsolidated Affiliate
In October 1996, the company and Catalytica Combustion Systems, Inc.
(CCSI), a subsidiary of Catalytica, Inc., formed GENXON, a 50/50 joint venture. GENXON combines the company's highly developed, field-proven fuel metering control technology with CCSI's unique XONON(tm) catalytic combustion technology to offer a highly competitive, ultra-low NOx emission control system. The joint venture will offer products as a retrofit on installed, out-of-warranty industrial gas turbines. As part of the joint venture agreement, the company committed to fund $8,000,000 of the initial $10,000,000 capital commitment. Any additional capital funding, although not contractually required, is to be split on a 50/50 basis with CCSI.

In its first year of operation, GENXON made some very encouraging achievements. In June 1997, GENXON signed a memorandum of understand-ing with General Electric Company for the worldwide commercialization of the ultra-low emission system in GE-designed, heavy duty gas turbines. GENXON also announced the successful operation of XONON on a gas turbine operating in field conditions under full load. These developments, coupled with recent indications of continued political support for strict worldwide air-quality regulations, helped to focus attention on the acceleration of development efforts to support the potential for expanded market opportunities.

In 1997, the joint venture incurred a $10,486,000 pre-tax loss, with $8,243,000 being funded by the company in accordance with the joint venture agreement. Accordingly, this required amount of funding was expensed in 1997 and reflected as equity in loss of unconsolidated affiliate in the statements of consolidated earnings. The impact to consolidated net earnings was a $6,209,000 loss, net of $2,034,000 of income tax benefits.

Development efforts will continue in fiscal 1998. There is optimism about the unique technology and opportunities the joint venture brings to the marketplace. While initial market sales will occur in 1998, additional funding of on-going product development will be necessary. The company remains committed to the joint venture and will assess capital commitments as necessary.

Net Earnings
Net earnings were $18,140,000 in 1997, a $4,038,000 or 18.2% decline from the $22,178,000 that was reported in 1996. Excluding the $6,209,000 after-tax equity in loss of GENXON, net earnings would have increased $2,171,000, or 9.8%. On a per share basis, net earnings totaled $1.58 in 1997 as compared to $1.92 in 1996, a decline of $.34 per share. Without the $.54 per share impact of the GENXON loss, net earnings per share would have been $2.12, a $.20 or 10.4% increase over 1996.

Financial Condition
The financial condition of the company remained strong as of September 30, 1997, with total shareholders' equity of $210,614,000 and long-term debt of $17,717,000, which was less than 8% of total capital. Total assets at September 30, 1997 were $348,110,000, a 0.2% decline from the balance a year earlier.

Cash balances increased $1,929,000 to $14,999,000 at September 30, 1997 when compared to a year ago. Higher cash balances during 1997 have been utilized to reduce short-term borrowings, which declined $7,402,000 since the end of the previous fiscal year to $7,908,000 at September 30, 1997. Long-term debt also declined $4,979,000 when compared to the prior fiscal year-end balance of $22,696,000.

Accounts receivable increased $10,904,000 or 13.5% to $91,806,000 at September 30, 1997 when compared to $80,902,000 a year earlier. The increase was due to higher levels of shipments, particularly in the last month of the fiscal year. Although accounts receivable balances increased, the level of past-due accounts has declined when compared to the previous fiscal year-end. The allowance for losses totaled $2,757,000 at September 30, 1997, a $2,000 increase over the balance a year earlier.

Inventories totaled $83,249,000 at September 30, 1997 as compared to $92,135,000 at September 30, 1996, a decline of $8,886,000 or 9.6%.
This decline was primarily due to high shipment levels in the last month of the fiscal year, coupled with the company's on-going emphasis on inventory management.

Property, plant, and equipment-net decreased from $114,213,000 at September 30, 1996 to $110,948,000 at September 30, 1997, due to current year depreciation and foreign currency translation.

Deferred income taxes decreased from $38,559,000 at September 30, 1996 to $38,175,000 at September 30, 1997. Deferred income tax assets are expected to be realized through future earnings.

Accounts payable and accrued expenses increased $3,227,000 or 5.2% to $64,824,000 at September 30, 1997 as compared to $61,597,000 at
September 30, 1996. This increase was predominantly caused by higher levels of shipment activity toward the end of the fiscal year.

Other liabilities totaled $34,901,000 and comprise the non-current accumulated postretirement benefit obligation. See Footnote H of the Notes to Consolidated Financial Statements.

Total shareholders' equity was $210,614,000 at September 30, 1997, an increase of $2,619,000 or 1.3% from the balance of $207,995,000 at September 30, 1996. This increase was primarily the result of current year earnings, net of cash dividend payments. Shareholders' equity was reduced by a $4,229,000 decline in the currency translation adjustment, but was partially offset by a $2,537,000 change in unearned ESOP compensation.

The company is currently involved in matters of litigation arising from the normal course of business, including certain environmental and product liability matters. For further discussion of these issues, refer to Footnote L of the Notes to Consolidated Financial Statements.

Liquidity and Capital Expenditures
Cash dividends paid to shareholders were $.93 per share in both 1997 and 1996.

Net cash provided by operating activities was $56,079,000 in 1997 compared to $52,482,000 in 1996. The primary reason for this increase was higher pre-GENXON earnings.

Net cash flows used in investing activities were $28,579,000 in 1997 compared to $20,084,000 in 1996. This increase was due to the invest-ment in the GENXON joint venture. Capital expenditure levels were unchanged when compared to 1996. Based on current operating cond-itions, the company does not expect a significant increase in capital expenditures in 1998.

Net cash used in financing activities was $25,179,000 in 1997 compared to $31,372,000 in 1996. Reduction of both short-term and long-term borrowing levels and payment of dividends were the primary uses of cash during 1997. Based on current operating conditions, both lines of credit and cash flow from operations should be adequate to meet company cash requirements during 1998.

Membership
Worldwide membership increased to 3,246 at September 30, 1997 from 3,211 at September 30, 1996. This increase was primarily due to continued growth of international operations, partially offset by a reduction from the consolidation of Colorado ICG business units. Membership levels are continually monitored to ensure that adequate resources are allocated to customer quality and service expectations, production levels, product line growth, and other factors.

Year 2000 Task Force
The company has formed a Year 2000 Task Force with representatives from each business unit and location. This task force is charged with the responsibility of determining and coordinating the action necessary to provide uninterrupted, normal operation of business-critical systems before, during, and after Year 2000. The company is also encouraging similar compliance from customers, suppliers, and partners, as appropriate, and will work with them to help achieve this goal. Management believes that total costs associated with Year 2000 issues will not have a material effect on the consolidated earnings of the company.

New Accounting Pronouncements
In February 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings per Share," which is required to be adopted in the company's first quarter fiscal 1998 financial statements. This new standard establishes methods for computing and presenting earnings per share
(EPS) and also simplifies the previous standards found in APB Opinion No. 15, "Earnings per Share." It requires dual presentation of basic and diluted EPS on the Statements of Consolidated Earnings. The company's current calculation of its earnings per share will be equivalent to the basic EPS under this new standard. The calculation of diluted EPS is not expected to be materially different from basic EPS.

In June 1997, the FASB also issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," which is effective in fiscal year 1999. This new statement revises standards for public companies to report information about segments of their business and also requires disclosure of selected segment information in quarterly financial reports. The statement also establishes standards for related disclosures about products and services, geographic areas, and major customers. The company has not yet determined the impact this new statement may have on disclosures in the consolidated financial statements.

The FASB also issued certain other disclosure-related accounting pronouncements during 1997. While these new statements are effective for future reporting periods, the company does not anticipate they will have any significant impact on the consolidated financial statements.

RESULTS OF OPERATIONS
1996 Compared to 1995

Shipments
Shipments during 1996 were $417,290,000, 9.9% greater than the $379,736,000 shipped in 1995. Price increases accounted for only 1.5% of the change. The volume of shipments increased 9.9% including a reimbursement of nonrecurring engineering charges in 1995. Without this reimbursement, the volume increase was approximately 12%. Foreign exchange rates also had an effect on the shipment level as shipments from overseas plants translated into over $5,600,000 or 1.5% fewer U.S. dollars compared to 1995. Both ACG and ICG shipments have increased since 1995. Military sales increased to 10.0% of sales compared to 7.4% in 1995.

ICG shipments were $232,746,000 in 1996, a 7.0% increase from the 1995 total of $217,612,000. This represented 55.8% of 1996 total company shipments, compared to 57.3% in 1995. The shipments from overseas plants were up 9.0% and continued to increase at a faster rate than shipments from domestic plants, which were up almost 4.8% over 1995.

ACG shipments increased 13.8% to $184,544,000 from $162,124,000 in 1995. The 1995 total included over $7,000,000 in reimbursements for nonrecurring engineering charges incurred in previous years. Without this item, shipments were up over 19% from 1995. This increase reflected the strengthening of the demand for products in the commercial aircraft markets, particularly in aftermarket spares and overhauls, and also additional military sales. ACG shipments represented 44.2% of total company shipments in 1996, compared to 42.7% in 1995.

Cost of Goods Sold
Cost of goods sold was $304,887,000 or 73.1% of net sales in 1996 compared to $274,676,000 or 72.3% of net sales in 1995. This represented an increase of 11%. The company recognizes the need to invest for the future; as a result, spending on research and development was $13,800,000 in 1996 and $13,700,000 in 1995.
Engineering costs continued to increase to meet the demands of customer satisfaction.

Sales, Service, and Administrative Expenses
Sales, service, and administrative expenses in 1996 were $69,874,000 or 16.7% of sales, compared to $69,961,000 or 18.4% in 1995. This decrease as a percent of sales reflected the cost containment efforts in this area. To meet customer service expectations, however, additional resources have been added in the marketing and sales areas and new offices have been established in other locations around the world.

Restructuring Expense
The company did not incur restructuring expense in 1996. In 1995, restructuring expenses of $5,927,000 were incurred. These costs related to additional charges from initiatives started in prior years, including the divestiture of Bauer Aerospace and the move of the Hydro business unit from Stevens Point to the plants in Colorado.

Interest Expense
Interest expense was $3,325,000 in 1996 compared to $3,825,000 in 1995. This decrease was due to the lower level of borrowing in 1996.

Interest Income
Interest income in 1996 was $825,000 compared to $555,000 in 1995.

Other Expense-Net
Other expense-net was $4,848,000 in 1996 compared to $5,719,000 in 1995.

Income Taxes
The income tax expense in 1996 was $13,003,000 and the effective tax rate was 37.0%. In 1995, the effective tax rate was 40.9% and the tax expense was $8,247,000. The effective rate was lower due to a higher portion of income generated in the United States at lower tax rates.

Net Earnings
Net earnings for 1996 were $22,178,000, an increase of $10,242,000 or 86% from the 1995 net earnings of $11,936,000. While the 1996 results did not include any restructuring expenses, there were $5,927,000 of restructuring expenses in 1995. Return on sales in 1996 was 5.3% compared to 3.1% in 1995. Return on average net worth was 10.9% in 1996 and 6.1% in 1995. Earnings per share increased to $1.92 per share in 1996 from $1.03 per share in 1995.

Earnings before income taxes from foreign operations increased from $15,126,000 in 1995 to $17,857,000 in 1996. The shipment level also increased from $118,293,000 in 1995 to $127,666,000 in 1996. Domestic shipments increased to $289,624,000 in 1996 from $261,443,000 in 1995.
Over the same period, earnings before income taxes increased to $17,324,000 in 1996 from $5,057,000 in 1995. Without the restruc-
turing expense of $5,927,000 in 1995, earnings before income taxes from domestic operations would have been $10,984,000.

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

Inventories decreased slightly to $92,135,000 at September 30, 1996 from $92,831,000 at September 30, 1995. Although inventories remained level with the increased shipment amount, the company has continued to focus on decreasing the investment in inventory.

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

Accounts payable and accrued expenses increased to $61,597,000 at September 30, 1996 from $50,765,000 at September 30, 1995. Accounts payable increased in 1996 due to the higher level of shipment activity. Accrued salaries and wages also increased due to additional withhold-ing taxes and profit sharing resulting from the improved results in 1996.

Other liabilities reflects the non-current accumulated postretirement benefit obligation.

Shareholders' equity increased to $207,995,000 at September 30, 1996 from $197,903,000 at September 30, 1995 due primarily to the increase in retained net earnings in 1996 compared to 1995.

Liquidity and Capital Expenditures
Cash dividends paid to the shareholders in 1996 and 1995 were $.93 per share.

Net cash provided by operating activities was $52,482,000 in 1996 compared to $31,321,000 in 1995. The primary reasons for the increase in cash provided were the increase in earnings and controlling increases in accounts receivable and inventories from 1995 to 1996, even with increased shipment levels.

Net cash flows used in investing activities were $20,084,000 in 1996 compared to $18,428,000 in 1995. The primary use of cash is capital expenditures as capital expenditures increased in 1996 over the 1995 level.

Net cash used in financing activities was $31,372,000 in 1996 compared to $11,522,000 in 1995. Reduction of borrowing levels and payment of dividends were the main uses of cash during 1996.

Membership
Worldwide membership increased to 3,211 at September 30, 1996 from 3,071 at September 30, 1995. The increased level of shipments and members gained through acquisitions were the reasons for the increase.


STATEMENTS OF CONSOLIDATED EARNINGS
Woodward Governor Company and Subsidiaries
                                        						   Year Ended September 30,

(In thousands of dollars except share amounts)	  1997	 	   1996		    1995

Net billings for products and services		     $442,216  	 $417,290	   $379,736

Costs and expenses:
     Cost of goods sold 	       			           325,837  	  304,887   	 274,676
     Sales, service, and administrative
       expenses	                               72,295 	    69,874	     69,961
     Restructuring expense		    	                 - 		        - 	       5,927
     Interest expense                    				   2,382 	     3,325       3,825
     Interest income 			                   	     (780)       (825)	      (555)
     Other expense-net			   	                   2,794 	     4,848       5,719

      Total costs and expenses            		  402,528  	  382,109	    359,553


Earnings before income taxes and equity in loss
     of unconsolidated affiliate			            39,688 	    35,181      20,183

Income taxes				  	                            15,339 	    13,003       8,247

Earnings before equity in loss of
     unconsolidated affiliate	  				           24,349  	   22,178      11,936

Equity in loss of unconsolidated
     affiliate, net of tax		   		               6,209         - 	         -

Net earnings 			       		                     $18,140     $22,178     $11,936

Net earnings per share                 		       $1.58       $1.92       $1.03

Average number of shares outstanding       11,481,545  11,570,484  11,623,000


See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS
Woodward Governor Company and Subsidiaries
                                                 								At September 30,

(In thousands of dollars except share amounts)			       1997         	1996
Assets
   Current assets:
     	 Cash and cash equivalents			                  $ 14,999	      $ 13,070
       Accounts receivable, less allowance for
         losses of $2,757 for 1997 and $2,755 for
	        1996 					                                    91,806 	       80,902
       Inventories 	                    				           83,249	        92,135
       Deferred income taxes            				           19,651	        19,991
           Total current assets 	                     209,705        206,098

   Property, plant, and equipment, at cost:
	      Land						                                      	5,842	         6,218
       Buildings and improvements         			         119,997	       120,283
       Machinery and equipment            			         188,758	       182,680
       Construction in progress         			             2,270	         6,971
                                     							          316,867	       316,152
       Less allowance for depreciation		              205,919        201,939
   Property, plant, and equipment-net     		          110,948	       114,213
   Intangibles and other assets          		             8,933          9,919
   Deferred income taxes               				            18,524         18,568

Total assets						                                   $348,110	      $348,798


Liabilities and shareholders' equity
    Current liabilities:
	       Short-term borrowings			          	          $  7,908	      $ 15,310
        Current portion of long-term debt 			           4,979          4,862
        Accounts payable and accrued expenses          64,824         61,597
        Taxes on income                           				  7,167          3,226
    	       Total current liabilities		                84,878         84,995

    Long-term debt, less current portion               17,717         22,696
    Other liabilities                 					            34,901	        33,112
    Commitments and contingencies                 				    -  		          -
    Shareholders' equity represented by:
       Preferred stock, par value $.003 per
           share, authorized 10,000,000 shares,
	          no shares issued			                      		    -  		          -
    	  Common stock, par value $.00875 per share,
           authorized 50,000,000 shares, issued
	          12,160,000 shares					                         106	           106
    	  Additional paid-in capital			                   13,283	        13,249
       Unearned ESOP compensation			                  (12,128)       (14,665)
    	  Currency translation adjustment		                9,391	        13,620
    	  Retained earnings               				           215,211	       207,392
                                    							           225,863        219,702
       Less treasury stock, at cost      	             15,249       	 11,707
	                                    						           210,614	       207,995

Total liabilities and shareholders' equity	          $348,110   	   $348,798


See accompanying Notes to Consolidated Financial Statements.

STATEMENTS OF CONSOLIDATED SHAREHOLDERS' EQUITY
Woodward Governor Company and Subsidiaries

(In thousands
 of dollars           Add'l    Unearned Currency
 except      Common  Paid-in     ESOP    Trans.   Retained  Treasury   Stock
 share amts) Stock   Capital    Compen.  Adjust.  Earnings   Shares    Amount

Balance
 at Sept. 30,
 1994       $106   $13,975   $(19,777)  $15,210   $194,088   463,644   $9,756

Net earnings -        -          -  	      -        11,936      -         -

Purchases of
 treas. stk  -        -          -  	      -          -      208,064    3,363

Sales of
 treas. stk  -       (334)       -      	  -          -     (111,180)  (2,120)

Issuance of
 stk. to ESOP- 	        3        - 	       - 	        -       (5,376)     (85)

ESOP compen.
 expense     -          -       2,444	     -          -         -  	     -

Cash dividends-
 $.93 per common
 share        - 	       -        -  	      -       (10,811)     -        -

Tax benefit applic.
 to ESOP
 dividend  	  -    	    -        -          -	         385      -        -

Translation
 adjust.
 including income
 taxes allocated
 of $19       -         - 	      -        	1,592       -     	  -        -

Balance at Sept.
 30, 1995     106     13,644  (17,333)    16,802    195,598  555,152   10,914

Net earnings  - 	       -  	     -  	       -        22,178     -        -

Purchases of
 treasury stk -   	     -        -  	  	    -          -      89,428    1,730

Sales of treas.
 stock	       -        (343)     -  	       -  	       -     (26,400)    (778)

Issuance of stk.
 to ESOP      -         (52)     - 	        -  	       -      (5,596)    (159)

ESOP compen.
 expense      - 	       -      	2,668	      -  	       -  	     -         -

Cash dividends-
 $.93 per
common share  - 	        -  	    -  	       -       (10,758)    -         -

Tax benefit
 applicable
 to ESOP
 dividend	    - 	        -  	    -  	       -           374     -         -

Translation
 adjust.
 including
 income taxes
 allocated
 of $14       - 	        -  	    -        (3,182)	     -  	      -        -

Balance at
 Sept. 30,
 1996		       106      13,249 (14,665)    13,620    207,392   612,584  11,707

Net earnings  - 	        -  	    -  	       -        18,140      -       -

Purchases of
 treas. stock - 	        -       -        	 -          -      109,600   3,761

Sales of treas.
 stock	       - 	          28	   -  	       -  	       -       (7,042)   (168)

Issuance of stk.
 to ESOP      - 	           6    - 	        -          -       (2,108)    (51)

ESOP compen.
 expense      - 	        -      2,537       -          -      	  -       -

Cash dividends-
 $.93 per
common share  - 	        -       -  	       -       (10,681)     -       -

Tax benefit
 applicable to
 ESOP dividend-	 	       -       -          -           360      -       -

Translation adjust.
 including
 income taxes
 allocated
 of $12       -          -       -        (4,229)       -       	-  	    -


Balance at Sept.
 30, 1997		   $106    $13,283 $(12,128)  $ 9,391    $215,211   713,034 $15,249


See accompanying Notes to Consolidated Financial Statements.


STATEMENTS OF CONSOLIDATED CASH FLOWS
Woodward Governor Company and Subsidiaries
                                    				      Year Ended September 30,

(In thousands of dollars)			                  		  1997      1996 	    1995
Cash flows from operating activities:
Net earnings 						                             $18,140   $22,178   $11,936

Adjustments to reconcile net earnings to net
     cash provided (used) by operating activities:
Depreciation and amortization			 	               22,837    23,394    23,786
Deferred income taxes				                            44      (791)   (3,407)
ESOP compensation expense			  	                   2,537     2,668     2,444
Equity in loss of unconsolidated affiliate  			   8,243       -    	    -
Changes in assets and liabilities:
  Accounts receivable				                      	(13,070)     (430)  (11,158)
  Inventories					  	                             7,262	     (577)  (11,830)
  Current liabilities, other than
    short-term borrowings and current
    portion of long-term debt			 	               10,164    10,000    20,415
  Other-net						                                   (78)   (3,960)     (865)

     Total adjustments				                     	 37,939    30,304    19,385

Net cash provided by operating activities	    		 56,079    52,482	   31,321

Cash flows from investing activities:
Payments for purchase of property,
  plant, and equipment		                     			(21,152)  (21,163)  (18,988)
Investment in unconsolidated affiliate	          (8,243)      -  	      -
Other							                                        816	    1,079       560

Net cash used in investing activities	        		(28,579)  (20,084)  (18,428)

Cash flows from financing activities:
Cash dividends paid				                         (10,681)  (10,758)  (10,811)
Proceeds from sales of treasury stock	    		        196	      435     1,377
Purchases of treasury stock			 	                 (3,761)   (1,730)   (3,363)
Payments of long-term debt			 	                  (4,862)   (5,105)   (4,254)
Short-term borrowings net proceeds (payments) 		 (6,431)  (14,588)    5,144
Tax benefit applicable to ESOP dividend	   		       360	      374       385

Net cash used in financing activities		        	(25,179)  (31,372)  (11,522)

Effect of exchange rate changes on cash	   	 	     (392)     (407) 	    808

Net change in cash and cash equivalents	     		   1,929	      619 	   2,179

Cash and cash equivalents, beginning of year		   13,070    12,451	   10,272

Cash and cash equivalents, end of year		       	$14,999   $13,070   $12,451


Supplemental cash flow information:
Interest expense paid	                      				$ 2,434   $ 3,680   $ 3,930
Income taxes paid	 			                          $ 8,629   $13,475   $ 8,669

See accompanying Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of dollars except share amounts)

A. Significant accounting policies are as follows:

Principles of consolidation: The consolidated financial statements include the accounts of the company and all majority-owned subsidiaries. The company accounts for its investment in the GENXON(tm) Power Systems, LLC (GENXON) joint venture under the equity method of accounting. Intercompany transactions have been eliminated.

Use of estimates in the preparation of financial statements: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ materially from those estimates.

Foreign currency translation: The balance sheets of substantially all subsidiaries outside the United States have been translated at year-end rates of exchange and earnings and cash flow statements at weighted average rates of exchange. In addition, gains and losses from translation are accumulated as a separate component of shareholders' equity; gains or losses resulting from overseas currency transactions are included in net earnings and are not significant.

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

Intangibles: The excess of purchase prices over the fair values of net assets acquired have been recorded as intangible assets which are being amortized using the straight-line method over 5 to 10 years. Amortization expense was $983 and $608 in 1997 and 1996, respectively.

Long-lived assets: Effective with fiscal year 1997, the company adopted Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of" (SFAS 121). The company reviews for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. There was no material effect on the consolidated financial statements in 1997. Impairment losses are recognized when the expected future cash flows are less than the asset's carrying value.

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

Revenue recognition: Revenue is recognized from product sales upon shipment to the customer.

Research and development costs: Expenditures related to new product development are charged to expense when incurred and total approximately $11,300, $13,800, and $13,700, for 1997, 1996, and 1995,
respectively.

Stock Split: The company's Board of Directors approved a four-for-one stock split effective as of January 23, 1997. Accordingly, all share information has been restated.

B. GENXON(tm) Power Systems Joint Venture: In October 1996, the company and Catalytica Combustion Systems, Inc. (CCSI), a subsidiary of Catalytica, Inc., formed GENXON(tm) Power Systems, LLC, a 50/50 joint venture. This new venture combines the company's proprietary fuel metering and control technology with CCSI's unique XONON(tm) catalytic combustion technology to offer a highly competitive, ultra-low NOx emission control system that will be offered as a retrofit on installed, out-of-warranty industrial gas turbines.

As part of the joint venture agreement, the company committed to fund $8,000 of the initial $10,000 capital commitment. Any additional capital funding, although not contractually required, is to be split on a 50/50 basis with CCSI. In 1997, the joint venture incurred a $10,486 pre-tax loss, with $8,243 being funded by the company in accordance with the joint venture agreement. Accordingly, this required amount of funding was expensed in 1997 and reflected as equity in loss of unconsolidated affiliate in the statements of consolidated earnings. The effect on consolidated net earnings was a $6,209 loss, net of $2,034 of income tax benefits. Most of the costs incurred during 1997 were directly related to product development.

At September 30, 1997, the joint venture had $1,204 of total assets and $2,690 of total liabilities.

C. Restructuring charges: In 1995, the company recognized additional costs associated with the 1994 board-approved restructuring initiative, in connection with closing facilities and the divestiture of Bauer Aerospace, including $1,300 related to the relocation of machinery and members and $4,627 of early retirement benefits and costs based on a company designed severance package.

The activity in the restructuring accruals for the years ended
September 30 is as follows:

                                				 	  1997	    	  1996
Beginning balance		                   	$7,607	    	$10,164
Payments				                           (1,843)   		 (2,557)
                                   				$5,764     	$ 7,607

The components of the accruals related to restructuring at September 30 were as follows:

					                                  1997	          		  1996
Severance related benefits		        $        5	       		$    353
Early retirement			 	                    4,665	       		   6,157
Other closure costs		 	                  1,094	       		   1,097
				                                  	 $5,764	        		 $7,607

The early retirement benefits are payable over a 10 year period.

D. The provision for income taxes consists of:

	                                  				  1997		    1996		    1995
Currently payable:
	Federal		    		                       $ 6,504		 $ 4,590	 	$2,754
	State				                               1,551     1,058 	  1,007
	Foreign				                             6,474	    6,525 	  7,386
	Deferred			                               810	      830   (2,900)
                              				    	$15,339		 $13,003	  $8,247

The components of the net deferred tax assets at September 30 were as follows:

					 	                                      1997	 	   1996
Deferred tax assets:
  Postretirement and
    early retirement benefits	           		$16,210 	 	$15,941
  Restructuring				                     	    3,567	     4,114
  Foreign net operating loss and tax credits 7,921     10,116
  Inventory 				  	                          7,518	     9,145
  Other items				 	                         15,706  	  11,485
  Valuation allowance			 	                  (9,703)	   (9,332)
    Total deferred tax assets		 	           41,219  	  41,469
Deferred tax liabilities:
  Unremitted earnings of
    foreign subsidiaries		             		   (1,928)	   (1,867)
  Other items				 	                         (1,116)	   (1,043)
    Total deferred tax liabilities			       (3,044)	   (2,910)
  Net deferred tax assets				              $38,175  	 $38,559

The company has recorded a valuation allowance to reflect the estimated amount of deferred tax assets which may not be realized principally due to capital loss carryforwards and acquired foreign net operating loss carryforward limitations. The change in foreign net operating loss carryforward in 1997 primarily relates to currency translation. Remaining deferred tax assets are expected to be realized through future earnings. The change in the valuation allowance for the years ended September 30 is as follows:

	                                           					   	1997	     	 1996
Beginning balance		   		                           $(9,332) 		 $(9,006)
Foreign net operating loss carryforward		 	            976  	   (1,771)
Utilization of foreign tax credit carryover			         -	   	    1,647
State net operating loss carryforward	       		       (177)	       (75)
Capital loss carryforward			     	                  (1,170) 	     (127)
					                                              $(9,703)    $(9,332)

The reasons for the differences between the effective tax rate of the company and the United States statutory federal income tax rate are as follows:

						                                  Percent of pre-tax earnings
						                                  1997	    	1996	    	1995
Statutory rate				                     	35.0		    35.0	     35.0
State income taxes			 	                  2.2	   	  2.4	   	  1.9
Foreign tax rate differences		 	         0.3	   	 (1.1)	  	  2.1
Foreign sales corporation		             (0.8)		   (1.3)		   (1.8)
Other items, net					                    1.9	   	  2.0	   	  3.7
Effective rate				 	                    38.6 		   37.0	    	40.9

The provision for income taxes and effective rate information noted above is prior to the tax benefits associated with the GENXON joint venture. The effective tax benefit rate for the GENXON joint venture was 24.7% and varied from the statutory rate as a portion of the loss was treated as a capital loss.

E. Short-term borrowings: Bank lines of credit available to the company totaled $51,024 and $60,305, of which $7,908 and $15,310 were used at September 30, 1997 and 1996, respectively. Interest on borrowings under the lines is based on various short-term rates. Several of the lines require compensating balances or commitment fees. The lines, generally reviewed annually for renewal, are subject to the usual terms and conditions applied by the banks.

The weighted average interest rate for the company's borrowings was 5.1%, 5.8%, and 6.3% for 1997, 1996, and 1995, respectively.

F. Long-term debt:

	                                      					1997	           	1996
9.45% note				                            $ 8,000	         $10,200
ESOP debt guarantee		     	                14,500	          17,000
Other						                                   196	        	    358
                           					           22,696           27,558
Less current portion		        	           	(4,979)          (4,862)
					                                     $17,717	         $22,696

The company has a note agreement dated July 1990, wherein the company issued a $20,000 unsecured note due August 1, 2000 with an interest rate of 9.45%. Principal payments are due annually, with interest due semi-annually.

The principal payments required on the 9.45% note and other debt in years succeeding 1997 are: $2,479 in 1998, $2,783 in 1999, and $2,934 in
2000.

The company has a Member Investment and Stock Ownership Plan, which includes a qualified employee stock ownership plan (ESOP), and covers all worker members meeting certain service requirements. Using this ESOP feature, on June 18, 1992, the Plan borrowed $25,000 for a term of 11 years at an interest rate of 8.01% and used the proceeds to buy 1,027,224 shares of common stock from the company. The company guaranteed payment of the loan and agreed to make future contributions to the Plan sufficient to repay the loan. The loan and guarantee are recorded in the company's Consolidated Balance Sheets as long-term debt and unearned ESOP compensation. The related shares are being allocated to participants over 11 years as the debt is repaid. The Plan debt requires annual principal payments of $2,500 each September 30, with a final payment of $2,000 in 2003. Interest of $1,361, $1,562, and $1,723 was paid in 1997, 1996, and 1995, respectively.

Dividends on these common shares are paid to the Plan and, together with company contributions, are used by the Plan to repay principal and interest on the outstanding debt. Shares are allocated to participants based upon the ratio of the current year's debt service to the sum of total principal and interest payments over the life of the loan. The unallocated shares were 498,304, 602,524, and 712,152 as of September 30, 1997, 1996, and 1995, respectively.

The company recognized ESOP related expense on the Shares Allocated Method as follows:

	                                				1997	     1996	 	   1995
Interest expense		     	           $  471	    $  652	   $  789
Compensation expense			             2,537	     2,668     2,444
				                               $3,008	    $3,320  	 $3,233

Company cash contributions to the Plan used for debt service were $2,971, $3,152, and $2,789, in 1997, 1996, and 1995, respectively.
Dividends on these shares used for debt service were approximately $890 in 1997, $910 in 1996, and $934 in 1995.

Federal income tax benefits of $360, $374, and $385 in 1997, 1996, and 1995, respectively, resulting from the deductibility of certain dividends paid by the company to the Plan, were credited directly to retained earnings.

The provisions of the note and the guarantee limit the ability of the company to, among other things, incur debt, pay cash dividends, sell certain assets, acquire other businesses, and purchase the company's capital stock. The agreements include a provision that change in control of the company may result in all unpaid principal and interest becoming due. The company must maintain consolidated net worth of $150,000 and a consolidated current ratio of 1.25. At September 30, 1997, the company could pay dividends and purchase the company's common stock up to an amount not exceeding $19,828.

G. Accounts payable and accrued expenses:

	                                      				1997		    1996
Accounts payable		                       $14,906	   $14,327
Salaries and wages	     		                14,249	    13,523
Taxes, other		      		                     6,366      7,262
Restructuring				                          5,764      7,607
Warranty			      	                         4,887	     3,666
Postretirement and postemployment	         3,000      3,000
Other items-net		                        	15,652	    12,212
				                                     $64,824	   $61,597

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

The accumulated postretirement benefit obligations were as follows:

						                                        1997	    	1996
Retirees					                               $20,599    $21,195
Fully eligible active plan participants	    	   267 	       81
Other active plan participants	  		          13,766	    12,854
Accumulated postretirement
  benefit obligation			  	                   34,632     34,130
Unrecognized net gain from past
  experience different from that assumed	     2,269  	     982
Total accumulated postretirement
  benefit obligation			 	                   $36,901    $35,112

The company has included $34,901, and $33,112 in other liabilities and the remaining balance in current liabilities for 1997 and 1996, respectively.

The periodic postretirement benefit cost consists of:
							                                       1997	     1996  		  1995
Service cost-benefits attributed
  to service during the period	              $  923	   $  927  	 $  894
Interest cost on accumulated
  postretirement benefit
  obligation					                             2,388	    2,443  	  2,347
Amortization of
  unrecognized net gain                				  	  (24)      - 	  	    -
Net periodic postretirement
  benefit cost				    	                      $3,287 	  $3,370   	$3,241

Actuarial assumptions used were as follows:
	                                       						1997	     1996   	  1995
Projected healthcare cost
  trend rate						                            8.00%     8.50%  	  9.00%
Ultimate trend rate					                      5.25%	    5.25%  	  5.25%
Year ultimate trend rate
  is achieved				      		                     2002	     2002	     2002
Effect of a 1.0% increase in
  the healthcare trend rate
  on the accumulated post-
  retirement benefit obligation			          $6,370 	  $6,054   	$6,216
Effect of a 1.0% increase in the
  healthcare trend rate on the
  net periodic cost			    	                 $  717	   $  724  	 $  690
Weighted average discount rate			            7.50%	    7.75%  	  7.75%

The company is required, under local regulations, to provide a defined benefit plan covering approximately 135 members in a foreign country. Benefits are based primarily on each member's years of service and average compensation over the period of participation.

The components of the net periodic pension cost are as follows:
	                                     					1997	    	1996	    	1995
Service cost-benefits earned
  during the period				                    $484		    $334		    $492
Interest cost on projected
  benefit obligation			 	                   438		     504	  	   562
Actual return on plan's assets		 	         (464)		   (539) 		  (546)
Net amortization and deferral		 	            68		      36  		   107
Net periodic pension cost			               $526	  	  $335	   	 $615

Assumptions used in the accounting for net periodic pension cost were:
	                                     					1997		    1996		    1995
Weighted average discount rate			          4.0%		    4.5%		    4.0%
Expected long-term rate of
  return on plan's assets				              4.0%		    4.5%		    3.1%
Compensation increase rate	      		        3.5%	    	3.5%	    	3.0%

The plan's funded status at September 30 is as follows:
	                                  						   1997	    1996
Accumulated benefit obligation	     			  $7,507	   	$7,192
Increase in benefits due to estimated
  future compensation increases        		 3,478    	 3,481
Projected benefit obligation		     	     10,985     10,673
Plan's assets at fair value		     	      11,621     11,518
Projected benefit obligation
  less than plan's assets			 	          	  (636)   	  (845)
Unrecognized net gain
  from experience			 		                   1,453	   	 2,021
Unrecognized transition amount	    		    (1,136)  		(1,335)
Accrued asset 				     	                 $ (319)   $  (159)

The company has a Member Investment and Stock Ownership Plan (the "Plan") for members meeting certain service requirements. The company contributes 5% of eligible wages and matches member contributions with respect to a 401(k) feature up to certain limits. The 5% company contribution to the Plan is used to first fund debt service associated with the ESOP debt guarantee (described in Note F), with remaining funds allocated to members based upon eligible wages. Company contributions to the Member Investment and Stock Ownership Plan totaled $5,529, $4,483, and $2,788, in 1997, 1996, and 1995, respectively.

I. Stock Option Plan: In 1996, the company's shareholders approved the adoption of the 1996 Long-Term Incentive Compensation Plan (the "Plan"). The purpose of the Plan is to promote the interests of the company and its shareholders by retaining the services of outstanding key management members and encouraging them to have a greater financial investment in the company and increase their personal interest in its continued success. Under this nonqualified plan, 800,000 shares of the company's common stock are available for issuance upon grant of the options.

In January 1996, the company granted 97,000 options to purchase common stock at the fair market value as of October 1, 1995 ($16.63 per share), of which 79,460 options became exercisable in November 1996. Compensation expense of $445 was recorded in 1996, based upon an estimate of the achievement of certain performance requirements. These options, as well as the options granted in 1997, expire no later than 10 years from the grant date.

Effective with fiscal 1997, the company adopted the disclosure-only option of Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation." Accordingly, the company continues to account for stock options under Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and does not recognize compensation expense for options issued at fair market value at the date of the grant. Had compensation expense for stock options been determined based upon the fair value at the grant date consistent with methodology prescribed under SFAS No. 123, the company's net earnings and net earnings per share would have changed to the pro forma amounts indicated below:

							                               1997	     1996
As Reported
  Net earnings            				    		$18,140	   $22,178
  Net earnings per share		    	 		     1.58       1.92
Pro Forma
  Net earnings            				    		$17,723	   $22,268
  Net earnings per share		     			     1.54       1.92

The fair value of the options granted was estimated on the date of their grant using the Black-Scholes option pricing model based on the following weighted average assumptions:

	                                   						1997	     1996
Risk-free interest rate				 	             6.1% 	    5.6%
Expected life				    	                  7 years	  7 years
Expected volatility					                 19.7%	    19.7%
Expected dividend yield				 	             4.6%	     4.6%

There were no stock options outstanding in 1995. Option activity for
1997 and 1996 was as follows:
	      	                          1997 	              1996
					                                 Weighted	           Weighted
					                                 Average		            Average
					                                 Exercise            Exercise
		        		                 Options	   Price	   Options    Price
Outstanding at
 beginning of year	          	97,000    $16.63       - 	     -
  Granted		                  162,200	    23.59	   97,000 	 $16.63
  Exercised		                	(9,820)	   16.63	      -   	   -
  Cancelled		                (17,540)	   16.63	      -   	   -
Outstanding at
 end of year	 	              231,840    $21.97    97,000  	$16.63
Exercisable at
 end of year		               230,840    $21.89	      -   	   -
Weighted average
 fair value of
 options granted
 during the year          		  	$4.26		             $3.75

The exercise prices and weighted average contractual lives of stock options outstanding at September 30, 1997 were as follows:

				                                        Weighted
				                                        Average
				                                       Remaining
		                           Options	     Contractual	  	   Options
Exercise Price            Outstanding     Life in Years 		Exercisable
$16.63	     	                69,640	         		8.0		         69,640
 23.50	                    	161,200	         		8.9       		 161,200
 33.75	      	                1,000	          	9.7		            -
                          	 231,840          		8.6	         230,840

J. Shareholder Rights Plan: On January 17, 1996, the Board of Directors of the company adopted a shareholder rights plan and declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of common stock. The company adopted the plan to protect shareholders against unsolicited attempts to acquire control of the company that do not offer what the company believes to be an adequate price to all shareholders. The dividend was paid on February 2, 1996, to the shareholders of record on that date. Each Right entitles the registered holder thereof to purchase from the company one-four hundredth of a share of Series A Preferred Stock, par value $.003 per share, of the company at a price of $75.00, subject to adjustment, and restated for the January 1997 stock split. The Rights expire on January 17, 2006.

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

The Board of Directors may redeem the Rights in whole, but not in part, at a redemption price of $.003 per Right at any time prior to the acquisition by an Acquiring Person of 15% or more of the outstanding company common stock.

K. Leases: The company has entered into leases for certain facilities. Future minimum rental commitments under these operating leases are:
$1,425 in 1998, $1,370 in 1999, $962 in 2000, and $375 in 2001. Rent
expense for leases was approximately $1,423, $1,228, and $765, for 1997, 1996, and 1995, respectively.

L. Contingencies: The company is currently involved in matters of litigation arising from the normal course of business, including certain environmental and product liability matters. The company had accruals of approximately $1,953 and $2,058 at September 30, 1997 and 1996, respectively. These accruals are based on the company's current estimate of the most likely amount of losses that it believes will be incurred. These amounts, which are expected to be paid over the next several years, have been included in accounts payable and accrued expense. The most significant portion of these accruals relates to the matters in the following two paragraphs:

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

M. Financial instruments: The estimated fair values of the company's financial instruments at September 30 were as follows:

	                            					   1997	 	   1996
Cash and cash equivalents	    		   $14,999	 	$13,070
Short-term borrowings		     		      (7,908)	 (15,310)
Long-term debt			    		            (24,490)	 (29,500)

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

Billings to a single customer were approximately 17%, 17%, and 16%, of the net billings to customers in 1997, 1996, and 1995, respectively. The company's accounts receivable from the customer were $15,513 and $15,375 at September 30, 1997 and 1996, respectively. Billings derived from domestic sales to unaffiliated customers in other countries were approximately 15%, 11%, and 12%, of the net billings to customers in 1997, 1996, and 1995, respectively. Intercompany transfers are made at established intercompany selling prices. Summarized financial information relating to these operations is as follows:

			                      	     United	 	  Other
                    			        States   Countries   Eliminations     Total
1997
 Net billings:
   Customers			               $307,703	  $134,513	    $    -        $442,216
   Intercompany transfers       33,939	     4,101	     (38,040)          -

	                         	 	 $341,642  	$138,614 	   $(38,040)  	  $442,216

 Earnings before income taxes
   and equity in loss of
   unconsolidated affiliate	  $ 21,143	  $ 18,545	         -  	     $ 39,688

 Earnings before equity in
   loss of unconsolidated
   affiliate	                 $ 12,459  	$ 11,890	         -     	  $ 24,349

 Net earnings 	 	           	 $  6,250  	$ 11,890          -  	     $ 18,140

 Identifiable assets		        $268,398	  $ 79,712	         -     	  $348,110

1996
 Net billings:
   Customers              	 		$289,624  	$127,666 	   $    -     	  $417,290
   Intercompany transfers   	   30,928	     3,533	     (34,461)          -

	                         		 	$320,552	  $131,199	    $(34,461) 	   $417,290

 Earnings before income taxes $ 17,324	  $ 17,857	         -        $ 35,181

 Net earnings            	 		 $ 11,108  	$ 11,070	         -    	   $ 22,178

 Identifiable assets		        $272,890  	$ 75,908	         - 	      $348,798

1995
 Net billings:
   Customers	 		              $261,443	  $118,293	    $    -  	     $379,736
   Intercompany transfers	      29,680	     4,101	     (33,781) 	        -

	              		             $291,123  	$122,394	    $(33,781)     $379,736

 Earnings before income taxes $  5,057  	$ 15,126	         - 	      $ 20,183

 Net earnings            	 		 $  3,646  	$  8,290	         - 	      $ 11,936

 Identifiable assets          $271,508  	$ 78,091	     $   -  	     $349,599

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The management of Woodward Governor Company has prepared, and is responsible for the accuracy and consistency of, the financial statements and other information included in this annual report. Management believes that the financial statements have been prepared in conformity with generally accepted accounting principles and has made what it believes to be reasonable and prudent judgments and estimates where necessary.

The company has developed a system of internal accounting control designed to provide reasonable assurance that its financial records are accurate, assets are safeguarded, transactions are executed in accordance with management's authorizations, and financial statements fairly present the financial position and results of operations of the company. The internal accounting control system is tested, monitored, and revised as necessary.

The Board of Directors has an audit committee comprised of outside directors, who meet periodically with management and the company's independent auditors to review internal accounting control, auditing, and financial reporting matters. The independent auditors have unrestricted access to the audit committee and may meet with or without management being present.

The company's independent auditors, Coopers & Lybrand L.L.P., audited the financial statements prepared by the management of Woodward
Governor Company. Their opinion on these financial statements is presented on page 33.





John A. Halbrook
Chairman and
Chief Executive Officer



Stephen P. Carter
Vice President,
Chief Financial Officer and Treasurer

REPORT OF INDEPENDENT ACCOUNTANTS

Shareholder and Worker Members
Woodward Governor Company

We have audited the accompanying consolidated balance sheets of Woodward Governor Company and Subsidiaries as of September 30, 1997 and 1996, and the related statements of consolidated earnings, shareholders' equity, and cash flows for the years ended September 30, 1997, 1996, and 1995. These financial statements are the responsi-bility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Woodward Governor Company and Subsidiaries as of September 30, 1997 and 1996, and the results of their consolidated operations and their cash flows for the years ended September 30, 1997, 1996, and 1995, in conformity with generally accepted accounting principles.


Coopers & Lybrand L.L.P.
Chicago, Illinois
November 8, 1997

SELECTED QUARTERLY FINANCIAL DATA
(Unaudited)
                  	1997 Fiscal Quarters          	1996 Fiscal Quarters
In thousands
 except per
 share
 data)    First   Second   Third    Fourth   First   Second   Third    Fourth
Net
billings $99,029 $106,546 $115,761 $120,880 $88,142 $106,785 $106,034 $116,329

Gross
profit    27,772   26,838   28,514   33,255  23,385   26,442   26,722   35,854

Earnings
before
equity in
loss of
unconsol.
affiliate  5,793   4,200     5,570    8,786   4,175	   4,550    4,965    8,488

Net
earnings $ 5,138 $ 3,430   $ 4,838  $ 4,734  $4,175  $ 4,550  $ 4,965  $ 8,488

Net
earnings
per share
(1) (3)  $  0.44 $  0.30   $  0.42  $  0.42  $ 0.36  $  0.39  $  0.43  $  0.74

Cash
dividends
per share
(1)       0.2325  0.2325    0.2325   0.2325  0.2325   0.2325   0.2325   0.2325


Common stock price per share (2)
 High	   $ 33.50 $ 37.25   $ 36.75  $ 37.50  $18.38  $ 22.00  $ 23.25  $ 23.25
 Low	      21.50   25.50     26.25    32.25   16.25    18.25    21.25    21.75
 Close     33.00	  27.25     36.00    35.00   18.38    21.19    22.13    23.25

(1)On January 23, 1997, a four-for-one stock split was distributed to shareholders. Accordingly, all per share information has been restated to reflect the effect of the split.
(2)On January 14, 1997, common shares of the company began trading on the Nasdaq National Market. Prior to this date, the shares of the company were listed on the NASD OTC Bulletin Board. Accordingly, the share prices for periods prior to this date reflect only the high and low bid prices based upon quotations from brokers and may not necessarily represent actual transactions. Share prices have also been restated to reflect the four-for-one stock split.
(3)The 1997 fourth quarter net earnings includes the impact of the company's share of the GENXON joint venture loss of approximately
   $.17 per share. Additionally, the company, according to the joint venture agreement, was committed to provide 80% of the first $10 million of funding which has been completed in 1997. As a result, the accumulated investment cost exceeded the company's 50% share of the joint venture cumulative losses. This difference was expensed in the fourth quarter, affecting net earnings per share by approximately $.18. The accumulated investment cost will not exceed the company's 50% share of the joint venture cumulative losses in future periods, as the company has expensed all required initial funding, and future funding and loss recognition will be on a 50/50 basis.

SUMMARY OF OPERATIONS/TEN YEAR RECORD
(In thousands of dollars except share amounts and other data)

Net Billings, Costs, and Earnings

       Net                                             			    % of
For  Billings    Total                    Net Earnings         Avg.     For
the 	For Prod. Costs and Income               Per      % of   Shrhld    the
Year and Serv.  Expenses  Taxes   Amount     Share     Sales  Equity    Year
1997 $442,216  $402,528  $15,339 $18,140*** $ 1.58***   4.1    8.7      1997
1996  417,290   382,109   13,003  22,178	     1.92	     5.3   10.9      1996
1995  379,736   359,553**  8,247  11,936	     1.03	     3.1    6.1      1995
1994	 333,207   338,402** (1,922) (3,273)	   (0.28)    (1.0)  (1.7)     1994
1993	 331,156   308,072**  9,695  13,389*	    1.13*	    4.0    6.3      1993
1992	 374,173   341,197** 12,764  20,212	     1.81	     5.4    9.4      1992
1991	 361,924   323,907   13,724  24,293	     2.22	     6.7   12.1      1991
1990	 340,128   293,913 	 16,776  29,439	     2.68	     8.7   16.0      1990
1989	 299,789   258,659   15,627  25,503	     2.32	     8.5   15.5      1989
1988	 277,656   238,108   15,306  24,242	     2.21	     8.7   16.5      1988

Dividends, Expenditures, and Other Data
	        Weighted                                                    	    At
For       Average	    Cash Dividends				     	                    Reg.    the
the       Shares		              Per    Capital   Deprec.  Wrker   Shrhdr Year
Year   Outstanding 	  Amount   Share   Expend.   Expense  Mmbrs   Mmbrs   End

1997    11,481,545   $10,681   $0.93   $21,152   $21,854   3,246   1,994  1997
1996	   11,570,484    10,758    0.93    21,163    22,786   3,211   2,029  1996
1995	   11,623,000	   10,811    0.93    18,988    23,334   3,071   2,179  1995
1994	   11,764,708	   10,956    0.93    16,515    26,114   3,439   2,256  1994
1993	   11,889,200	   11,057    0.93    18,335    24,837   3,264   2,301  1993
1992	   11,178,628	   10,330    0.92    52,684    22,241   3,632   2,301  1992
1991	   10,967,352	   10,145    0.92    33,075    18,236   3,953   2,303  1991
1990	   10,966,248     9,181    0.84    22,057    15,397   3,673   2,209  1990
1989	   10,996,224     7,971    0.72    31,190    13,165   3,317   2,084  1989
1988	   10,979,328	    6,862    0.62    21,540	   11,213   3,180   1,919  1988

Financial Position
 At                                                                       At
 the		            	       Plant and	           Long-   Shrhldrs' Eqity    the
Year 	Working    Current  Equipment   Total    term		             Per	   Year
 End	 Capital     Ratio	     Net	    Assets  	 Debt	    Amount   Share	   End
1997  $124,827  2.5 to 1  $110,948  $348,110  $17,717  $210,614  $18.40  1997
1996	  121,103  2.4 to 1  	114,213   348,798  	22,696   207,995   18.01 	1996
1995	  116,364  2.3 to 1	  118,066   349,599  	27,796   197,903   17.05 	1995
1994	  113,751  2.7 to 1	  122,911   323,318  	32,665   193,846   16.57 	1994
1993	  107,809  2.7 to 1	  144,016   332,461  	36,246   206,222   17.36 	1993
1992	  103,818  2.5 to 1	  151,126   331,653  	40,135   219,690   18.48 	1992
1991	  105,213  2.4 to 1	  118,417   306,534  	17,300   208,564   19.02 	1991
1990	  115,737  3.3 to 1	  101,985   269,221  	18,700   194,081   17.70 	1990
1989	   83,009  2.2 to 1	   96,075   249,833  	  -  	   173,241   15.74 	1989
1988	   81,798  2.6 to 1	   78,504   211,240	    -  	   156,083   14.19 	1988

Management's Financial Summary and Analysis is on pages 13-18.

*Net earnings for 1993 is before cumulative effect of accounting changes.

**Total costs and expenses includes restructuring expense of $5,927, $23,700, $3,480, and $2,741 for 1995, 1994, 1993, and 1992,
  respectively.

***Net earnings for 1997 includes a reduction for the equity in loss of an unconsolidated affiliate of $6,209, or $.54 per share, net of tax.