Form 10-K, Exhibit 13
period 1998-09-30
WOODWARD GOVERNOR CO
filed 1998-12-23
CIK 108312

Yesterday, change  influenced
our business environment.
Today, change  is The environment.

Over the last several years, Woodward members have transformed the way we do business. This year we introduced our new corporate signature, a symbol uniting all Woodward locations in a renewed dedication to our customers, shareholders, and members.

WOODWARD
Our new symbon
Innovative. Bold. Dynamic.
It reflects who we are as a company
and who we aspire to be.

CONTENTS
To All Shareholder and Worker Members   2
Change and Opportunity  6
Financial Summary and Analysis   15
Financial Statements   21
Summary of Operations/Ten Year Record   36
Board of Directors and Officers   37
Investor Information   38

BUSINESS DESCRIPTION
Woodward provides innovative engine controls and fuel delivery systems designed for a wide variety of applications. Serving global markets from locations worldwide, Woodward is a leading producer of fuel control systems and components for aircraft and industrial engines and turbines.

The company's products and services are used in the aviation, marine, locomotive, large off-road vehicle, power generation, gas generation, and process industries.
Woodward is moving into small industrial engine markets.
The applications include standby power generators, construction and agricultural equipment, marine pleasure craft, and specialty vehicles such as refrigeration units on trucks and trains, fire trucks, welders, and large lawn tractors.

FINANCIAL HIGHLIGHTS
Fiscal year ended September 30,      1998       1997       1996
(In thousands of dollars except per share amounts and
other year-end data)
Operating Results
Net billings for products and
  services                         $490,476   $442,216   $417,290
Total costs and expenses            449,130    402,528    382,109
Net earnings                         21,592*    18,140*    22,178
Diluted earnings per share             1.90*      1.57*      1.92
  Cash dividends per share              .93        .93        .93
Year-end Financial Position
  Working capital                   119,506    124,827    121,103
  Total assets                      563,435    348,110    348,798
  Long-term debt                    175,685     17,717     22,696
  Shareholders' equity              220,102    210,614    207,995
Other Data
  Shareholders' equity per share   $  19.48    $ 18.40   $  18.01
  Worker members                      3,994      3,246      3,211
  Registered shareholder members      1,907      1,994      2,029

To all SHAREHOLDER and WORKER MEMBERS

I am pleased to report that fiscal 1998 was a year of substantial progress toward Woodward's long-term strategic objectives. We continued to synchronize our strategies with evolving markets, focusing on opportunities for profitable growth. In an effort to become an increasingly important partner and supplier to our customers, we completed the largest acquisition in Woodward's history. Financially, our operating performance during fiscal 1998 was comparable to that of the previous year despite the effects of global economic uncertainties and accelerated investments in growth and quality initiatives.

Our new corporate signature, shown on the cover of this report, captures the spirit of progress and optimism associated with Woodward, which, in many ways, has changed profoundly over the past few years and is continuing to change. Our strategies and goals are more sharply focused on customers, competitiveness, and long-term growth. Our membership is firmly aligned with our goals, and more committed than ever to quality, productivity, and innovation. The corporate signature calls attention to our renewed sense of global mission and dedication to continuous improvement.

Growth
The highlight of the year was our June acquisition of Fuel Systems Textron, Inc., which greatly expanded our ability to meet customer needs for integrated fuel delivery systems and components, particularly in the aircraft engine market. Renamed Woodward FST, Inc. (FST), the company is a leading manufacturer of fuel injection nozzles, spray manifolds, and fuel metering and distribution valves for gas turbine engines used in military and commercial aircraft, as well as industrial applications, the most rapidly growing segment of its markets.

The addition of FST is expected to increase Aircraft's annual revenues for 1999 by more than 40 percent. The acquisition enables us to play a larger role in our customers' engine programs, which ultimately will strengthen our ability to provide reliable and cost-effective solutions. The integration of Woodward FST's operations with those of our Aircraft Controls group is going smoothly. The combined organizations have been named Aircraft Engine Systems to reflect the broadened capabilities. The group has already identified exciting opportunities to introduce a wider range of products to the newly enlarged customer base.


In line with our strategy of leveraging our core strengths for growth opportunities, we achieved another strategic milestone with the formation of a new business group charged with applying our engine controls expertise to rapidly develop and manufacture fuel control systems for industrial engines producing less than 300 horsepower. Smaller than those traditionally served by our Industrial Controls group, these engines typically are used in heavy-duty construction and agricultural equipment, standby generators, and marine applications.

To gain access to the needed technology and high-quality, high-volume, low-cost manufacturing skills, the group plans to enter into a series of acquisitions, strategic partnerships, or license agreements. With Woodward's existing strengths--fuel management, systems integration, and a strong reputation among customers--we are well-positioned to achieve profitable penetration in these markets for complete fuel management systems. Required technologies include actuation, ignition, electronics, and sensors. In addition to establishing relationships with suppliers for some of our initial requirements, we completed this group's first acquisition, Baker
Electrical Products, Inc., in May. Baker provides us with the capability to manufacture high-quality solenoids for industrial applications, as well as a strong existing business in electromagnetic coils used for automotive anti-lock braking systems.

Market Positioning
As we pursue our long-term goals for growth and total return to shareholders, we are striving, by definition, to increase our share in a number of highly competitive but profitable market niches. We bring several core strengths to this battle: a reputation for reliability and service; state-of-the-art operational capabilities;
independence from engine and turbine manufacturers; and a skilled, empowered workforce, with the know-how and motivation to respond to customer needs quickly and effectively.

We also are carefully calibrating our strategic priorities to long-term trends in our markets. For example, engine original equipment manufacturers (OEMs) increasingly are trimming the ranks of their suppliers and, wherever possible, replacing discrete components with customized integrated systems. We are rapidly adapting our capabilities to meet these customer needs, as the Woodward FST acquisition clearly demonstrates.
Industrial Controls is moving in the same direction, rounding out its product offerings with the goal of becoming a key supplier to the major engine OEMs and broadening the distribution of its products and services.

The remarkable power and declining cost of the microprocessor have placed a growing premium on the ability to integrate electronic technologies with indispensable mechanical devices. Woodward has developed and nurtured this ability, a natural by-product of our decades of experience as a leading independent controls supplier. Strengthening our capabilities in this critical area is an ongoing priority.

To address this need, during fiscal 1998, Aircraft Engine
Systems forged a new alliance with Lockheed Martin
Control Systems, creating a limited liability company called AESYS. The venture combines Woodward's expertise in mechanical controls and components with Lockheed
Martin's electronics capabilities to create total solution fuel delivery systems for aircraft engine OEMs.
Subsequent to year end, AESYS delivered a prototype of an advanced actuation control system for a large turbofan engine.

Six Sigma Initiative


Over the next few years, we expect to generate a significant portion of our revenue growth by expanding
Woodward content on our customers' engine programs, by providing components, subsystems, or, increasingly, complete fuel delivery systems. Our success will be determined, in large part, by our ability to continue strengthening our current relationships with those customers. That effort, in turn, hinges on further progress toward our achievement of total customer satisfaction in four key areas: product quality, on-time delivery, responsiveness, and cost.

Enhancing our operating efficiency will push us toward a better performance in each of those areas. We realized efficiency gains in several areas during fiscal 1998. For example, we completed the integration of Industrial
Controls' Colorado operations. In Aircraft Engine
Systems, we opened our new aftermarket support center in Prestwick, Scotland, which will enable us to provide more convenient, cost-effective service to many of our international customers. In addition, teams throughout our operations continued to be a prolific source of ideas for reducing cycle time and cost, and improving quality and customer satisfaction.

To intensify our focus on total customer satisfaction, we began implementing the Six Sigma methodology for continuous quality improvement, which is being employed by a growing number of leading global corporations. The
Six Sigma approach is grounded in the quantification of product and service performance as defined by customers, followed by disciplined data-gathering and statistical analysis, with the long-term goal of improving all business processes and driving the number of defects down to ultra-low levels. Six Sigma will not only enhance customer satisfaction with our products but will also provide the framework for continuous productivity and profitability improvements. Carefully selected members have already been trained as Six Sigma Black Belts, and more will follow. We expect tangible benefits from this long-term initiative to begin emerging in fiscal 1999.

Financial Performance
Total net billings for products and services in fiscal
1998 were $490.5 million, up 11 percent from $442.2 million a year ago. Our acquisitions in May and June accounted for more than half of our revenue growth.
Shipments by Aircraft Engine Systems (including FST in
1998) and Industrial Controls rose 18 percent and 3 percent, respectively.

Before the effect of our GENXON(tm) Power Systems, LLC
(GENXON) joint venture, pre-tax earnings were up 4
percent for the year, and after-tax earnings were $24.6
million, or $2.16 per diluted share, compared with $24.3 million, or $2.11 per diluted share, in fiscal 1997. An improved gross margin was largely offset by increased interest, amortization, and other expenses, in part related to our acquisitions. However, FST was slightly additive to our earnings as a result of stronger shipments than we originally expected. Reflecting our portion of GENXON's losses, which declined significantly compared with last year, net earnings per diluted share were $1.90, up 21 percent from $1.57 a year ago.


Despite the weakening of a number of Asian economies, Woodward's shipments from Asian locations were flat to slightly up in local currencies, but were off somewhat in U.S. dollars. Orders from North American and European manufacturers with Asian customers also were modestly affected. However, the overall effect of Asian economic weakness was more than offset by strong performances in other international markets--notably in Europe.

Our cash flow for the year (net earnings plus depreciation and amortization) totaled $48.2 million, or $4.24 per diluted share, more than twice our net earnings. Annual cash dividend payments were $0.93 per share, unchanged from last year.

Top priorities for fiscal 1999 include completing the integration of Woodward FST into Aircraft Engine Systems and exploring more fully the opportunities for cross-selling and integrating the group's product lines. In
Industrial Controls, key objectives are the expansion of OEM partnerships, and continued focusing of resources on our most profitable products. We also expect to complete additional transactions which round out our small engine design/engineering and manufacturing capabilities, enabling that group to introduce its first new products to the industrial engine market. Last but not least, we expect to complete the introduction of Six Sigma throughout all our operations, with the intent to imbed
Six Sigma into our total culture.

I would like to thank our Board of Directors for their wisdom and guidance in these challenging times, our members for their enthusiastic embrace of the changes required for success, and our shareholders for their continued interest and support.

Looking forward, despite near-term uncertainties, we are convinced we have the right strategies in place to strengthen our market presence in the years ahead. We are committed to sharpening our competitiveness, building our revenues, and increasing profitability--in short, to building shareholder value. With a talented and engaged membership and leadership, we are dedicated to the pursuit and realization of these opportunities.





John A. Halbrook
Chairman of the Board
and Chief Executive Officer

December 11, 1998



CHANGE AND OPPORTUNITY

The needs of the world's markets are changing. And with change, new opportunities arise. There is an increasing demand for Woodward to supply products and services based on its long-demonstrated competence in control system design, manufacturing and service.

with CHANGE new OPPORTUNITIES ARISE
In today's demanding world, our customers require robust, sophisticated, high-technology systems, and they want them delivered by fewer suppliers. Without fail, customers want these products delivered on time, conforming to all operating specifications, and at competitive prices. Plus, they want highly responsive support once this equipment enters service. During fiscal year 1998, Woodward took steps to continue to fulfill these critical demands.


AIRCRAFT ENGINE SYSTEM

In fiscal 1998, Woodward took a bold leap forward in the execution of the long-term growth strategy it has been pursuing in the aircraft market for several years_moving beyond the manufacture of fuel metering units and related engine control components to become a valued provider of integrated engine fuel delivery systems.

The June 1998 purchase of Fuel Systems Textron for $160 million was significant not only for its contribution to Woodward's revenues and earnings, but also for its excellent strategic fit with Woodward's Aircraft
Controls. Founded in 1919 as the Ex-Cell-O Tool &
Manufacturing Company and acquired by Textron in 1986, the renamed Woodward FST, Inc. is a global leader in fuel spray technologies_most notably, fuel nozzles for gas turbines. FST has a major presence in original equipment nozzle markets for both commercial and military aircraft engines, as well as industrial gas turbines. In addition, FST provides repair and overhaul services in support of its commercial and military products.

Integrating FST
In the few months since the transaction closed, Woodward has begun to capitalize upon opportunities to package
FST's nozzles with existing Woodward products. The long-term goal is to create fully integrated fuel control systems for complex engines. The early evidence of Woodward's enhanced capabilities, and the enthusiastic response of the marketplace, have been encouraging.

To reflect the broadening in Aircraft Controls' product offerings and strategic mission in the wake of the FST acquisition, the group's name was changed to Aircraft
Engine Systems.

A less apparent, but equally exciting, opportunity for Woodward as a result of the acquisition lies in the highly complementary nature of the two companies' customer bases. Each organization has valuable, time-tested relationships with major customers which the other has traditionally not served. One of the top priorities of Aircraft Engine Systems is to capitalize on those relationships by aggressively introducing the capabilities of the combined companies to all of their customers.

At the time of the acquisition, FST employed about 440 people at plants in Zeeland, Michigan (its headquarters);
Greenville, South Carolina; and Harvard, Illinois. To improve the efficiency of the combined companies, Woodward announced plans to phase out operations at the Harvard plant early in fiscal 1999, shifting production responsibilities and most of the plant's employees to Aircraft's Rockford, Illinois, facility.

Focused on Growth
During fiscal 1998, Aircraft Engine Systems continued to pursue its strategies for internal growth. As work on older engine programs tapers down, Woodward focuses on contracts for fuel delivery components and systems on newer aircraft engines and those now entering production.
Although fuel metering units and nozzles continue to account for most of the group's revenues, newer products such as specialty valves and actuators account for a growing portion of the mix. Frequently, Woodward's hard-earned know-how, as an independent control systems supplier for decades on many different engine platforms, allows it to provide enabling technology to integrate the various components of the fuel delivery system_a capability many of its competitors cannot match.

The group continues to strive for operational excellence in all phases of its operations. Woodward engineers work intimately with customers from the idea stage through production and shipment to ensure that their fuel delivery system needs are met. Product design and engineering benefit from state-of-the-art computer equipment using proprietary as well as commercial software. Throughout the group's manufacturing facilities, there is a sharpened focus on all of the elements of total customer satisfaction_product quality, operating efficiency, on-time delivery, customer service, and cost_supported by the implementation of the high-priority Six Sigma initiative.

Aircraft engine manufacturers today are seeking to buy more from fewer suppliers, and are funneling orders to suppliers with the capacity to develop cost-effective solutions that enhance the competitiveness of their engines. With its design/engineering and manufacturing capabilities, an empowered, highly skilled and experienced work force, and a significantly broadened product line in the wake of the FST acquisition, Woodward is both well-positioned and dedicated to expanding its presence in the original equipment aircraft engine systems market.

Where opportunities arise to acquire complementary skills or technology that further strengthen Woodward's capabilities, the company plans to pursue them, whether through acquisition, merger, joint venture, or other partnership arrangement. For example, during fiscal 1998, Woodward completed a joint venture agreement with Lockheed Martin Control Systems, forming a limited liability company which will be known as AESYS. The venture provides Woodward with valuable access to Lockheed's electronics capabilities, complementing its own strengths in mechanical controls and in systems integration.

Aftermarket Opportunities
Aircraft Engine Systems is also committed to providing customers and end-users of its fuel delivery components and systems with high-quality maintenance, repair, and overhaul services. While steady growth in Woodward's installed product base provides a built-in stream of potential service revenues, capturing and retaining this business is one of management's top priorities.

Growth in global air travel remained strong in 1998, contributing to increases in Woodward's aircraft service revenues. The group continues to market fixed-cost maintenance programs to major airlines, which are increasingly interested in ensuring a predictable cost for each hour of flight time, as opposed to conventional time-and-materials pricing for services provided. These programs also give Woodward an opportunity to improve its profits by providing maintenance which is both high-quality and low-cost. Another ongoing focus for Aircraft
Engine Systems in the aftermarket is shortening cycle times so inventory investment for customers is reduced.

During fiscal 1998, Aircraft Engine Systems opened a new service facility for customers in Europe, the Middle
East, and South Africa. Activities previously conducted in portions of Woodward's facilities in Hoofddorp, the Netherlands, and Reading, England, were consolidated at the new Prestwick, Scotland, location. With increased capacity, a more convenient location, and lower operating costs, the Prestwick facility positions the group for further growth in its international repair and overhaul business.


INDUSTRIAL CONTROLS

Woodward's Industrial Controls group is a leading independent provider of fuel control systems, components, and related services for engines and turbines used in power generation, process industries, transportation equipment, and other industrial applications. Industrial
Controls has the product line breadth, the design and engineering resources, and the manufacturing capabilities to meet the exacting needs of its OEM and retrofit customers.

Demand for the group's products is fueled by growth in the world's industrial infrastructure, and the retrofit of existing equipment with more efficient engines that produce fewer emissions. Woodward has generated an impressive array of new products, which are responsive to these needs. Among those which were introduced or entered commercial production during fiscal 1998 were:

- The GloTech(tm) hot air valve for turbocharged engines.
The previous industry standard had been an on/off wastegate valve, but GloTech provides precision throttling capability to fine-tune the air/fuel mix, enabling engine OEMs to reduce harmful emissions.
Prototypes were produced during the year, and commercial shipments began early in fiscal 1999.

- SOGAV(tm) or Solenoid-Operated Gas Emission Valve. This new valve enables manufacturers of industrial gas engines with multi-port injection to more precisely control the timing and amount of gas entering the combustion chamber, improving fuel efficiency and reducing emissions.
Woodward was the first to offer this product, which was ramped up for commercial production during fiscal 1998.

- Liquid fuel DLE (dry-low emissions) technology. DLE, a widely used technology for reducing emissions to comply with regulatory requirements, has traditionally been available only for natural gas-fueled turbines. Woodward has adapted DLE for turbines which run on liquid fuel, enabling power producers and other turbine operators to more easily navigate the permitting process in parts of the world where natural gas is not readily available

- TecJet(tm) 50 gas metering valve. Originally developed by Woodward's Deltec subsidiary for natural gas-fueled buses, this innovative valve was successfully adapted for broader use in power generation applications during fiscal 1998. TecJet is a low-cost, all-electric valve which enables OEMs to precisely meter and throttle gas at low pressures, enhancing operating efficiency and curbing emissions.

Broadly Functional Control Systems
Industrial Controls' product strategy is to offer broadly functional control systems which represent low-cost solutions and create competitive advantages for the manufacturer and the users of the equipment. Woodward's
Integrated Turbine and Compressor Controls (ITCCs) provide an excellent illustration. Previously, OEMs purchased a speed/load control for their turbines as well as a separate control for the compressor, which handled load-sharing and anti-surge functions. With Woodward's new ITCCs, commercialized in fiscal 1998, manufacturers can reduce costs and improve reliability_and source from one supplier.

Woodward FST, which was acquired during the year, is expected to make a significant contribution to Industrial
Controls' efforts to increase the scope and functionality of its systems. In addition to its strong position in the aircraft engine market, FST has a significant and growing share of the market for fuel injection nozzles in industrial turbines. Industrial Controls and FST have already begun exploring opportunities to package their products and make more compelling joint bids on engine programs, and are beginning to market their combined services to turbine OEMs and end-users.

Of course, meeting and anticipating market needsby developing the right set of products and services is only part of the challenge. After the orders are placed, Woodward's manufacturing facilities are responsible for delivering high-quality products, on spec, on time, and efficiently so Industrial Controls can offer the best possible price.

Although quality improvements have long been among the group's top priorities, the recent introduction of a Six
Sigma initiative represents an intensification of these efforts. Woodward's initial Six Sigma efforts have already received a ringing endorsement from a major customer. A project which dramatically reduced the variability in a grinding operation, resulting in consistently higher quality and lower costs, was selected by General Electric as a Six Sigma Project of the Month, the only project by a GE Power Systems supplier to be so honored during the year.

Serving the Installed Base
As Industrial Controls' products become increasingly complex, the need for responsive support services in the aftermarket becomes even more critical. Providing spare parts, as well as maintenance, repair, and overhaul services, on a timely, cost-effective basis is one of the cornerstones of Woodward's mission. In addition to the recurring-revenue nature of these activities, a residual benefit is that they keep the group abreast of evolving customer requirements, and position it more effectively to market upgrades, line extensions, and related products.

During fiscal 1998, Industrial Controls continued to build its roster of product distributors and certified service providers, and introduced an improved sales training effort. The group also is marketing a total service and support program through which it guarantees the on-site availability of qualified service personnel_valuable to Woodward customers which have downsized their own staffs.

Over the past year, the outlook for GENXON, Woodward's joint venture with Catalytica, Inc. for the development and marketing of Catalytica's XONON(tm) ultra-low NOx combustion system in installed, out-of-warranty gas turbines, has changed. Although the long-term market drivers, deregulation of electricity and increasingly stringent emissions regulations, remain in force, the market is taking longer than expected to evolve.
Meanwhile, interest among turbine manufacturers in applying XONON to new turbines is extremely strong, in part reflecting the dramatic increase in orders for new turbines over the past year. Woodward is well-positioned to compete as a supplier of controls for XONON original equipment systems. However, pending the emergence of a larger retrofit market for XONON, GENXON is expected to generate lower development expenses, reflecting reduced development activity.

Over the course of the business cycle, Woodward benefits from the geographical diversity of its business, which includes large profit centers in North America and Europe, as well as the Asia/Pacific Region. In developing economies, there is a great need for power-generating equipment and controls which drive the emerging industrial and transportation infrastructures. In developed countries, economic growth, new technologies, environmental protection, and the introduction of competition in the production and sale of electricity are the principal demand drivers for equipment and sophisticated control systems.

Automotive Products (Small Industrial Engines)

Woodward engineers have identified a potential new growth opportunity in the under-300 horsepower industrial engine and turbine markets, where OEMs are striving to improve the efficiency and the environmental profile of their products. The name Automotive Products was chosen for this new group to capture its principal focus on products which require low-cost, high-volume, high-reliability manufacturing processes characteristic of automobile systems, even though the group will primarily target non-automotive small engine markets. Applications include standby power generators, construction and agricultural equipment, marine pleasure craft, specialty vehicles such as refrigeration units on trucks and trains, fire trucks, welders, and large lawn tractors. All of these power sources are facing significantly tightened emission regulations, which are being phased in over the next few years. With most efforts to develop advanced controls currently focused on larger horsepower units, small engines represent a particularly attractive market for sophisticated controls.

Small engine controls require a higher-volume manufacturing capability than do Woodward's traditional markets. With high-volume production comes the need for automated, rapid processes, which uniformly yield high-quality, low-cost products. Woodward's strategy is to develop production technology and products through a series of acquisitions and strategic partnerships.
Woodward's know-how and systems integration capabilities represent a strong base on which to build a decisive competitive edge.

In May, the formation of Automotive Products was announced, along with the first acquisition, Baker
Electrical Products, Inc., a Michigan-based manufacturer of electromagnetic coils used in anti-lock braking systems. Baker serves as Woodward's center of excellence for the manufacture of high-quality solenoids, which are an essential building block for the integrated engine management systems. Woodward is actively exploring opportunities to secure the additional building blocks necessary to create a portfolio of products. Although only in existence a short time, Automotive Products has already developed and tested a number of new product prototypes, for which customer responses have been extremely favorable. Plans call for continued aggressive development of our small engine capabilities.


FINANCIAL SUMMARY AND ANALYSIS

INTRODUCTION
The following discussion and analysis provides information which management believes is relevant to an assessment and understanding of the results of operations and financial condition of the company. This discussion should be read in conjunction with the consolidated financial statements and accompanying notes, as well as the cautionary statement on page 35.


RESULTS OF OPERATIONS
1998 Compared to 1997

Shipments
Shipments totaled $490,476,000 in 1998, an increase of $48,260,000 or 10.9% over the $442,216,000 shipped in
1997. Business acquisitions in 1998 accounted for $36,596,000 of the increase. Excluding the impact of the business acquisitions, shipments increased $11,664,000 or 2.6%, primarily due to higher volumes, partially offset by unfavorable currency translation adjustments of overseas shipments of $9,910,000 due to the stronger U.S.
dollar. Excluding the impact of these currency translation adjustments, shipments increased $21,574,000 or 4.9% before acquisitions. Military sales continue to be less than 10% of total shipments.

Aircraft Engine Systems' shipments totaled $234,173,000, an increase of $35,210,000 or 17.7% over 1997. This represented 47.8% of 1998 total company shipments, compared to 45.0% in 1997. The most significant reason for the increase is the June 1998 acquisition of Fuel
Systems Textron, Inc., renamed Woodward FST, Inc. (FST).
Excluding the effects of this acquisition, the increase would have been $4,690,000 or 2.4%. Approximately 60% of total shipments are to original equipment manufacturers
(OEMs), with the remaining 40% comprising revenues from aftermarket business. With the significantly broadened product line due to the FST acquisition and ongoing efforts to strive for operational excellence in all phases of its operations, OEM sales are expected to increase as the company enters into contracts for fuel delivery components and systems on newer aircraft engines. The consolidation of the European overhaul and service centers to Prestwick, Scotland, in 1998 resulted in increased capacity, a more convenient location for customers in Europe, the Middle East, and South Africa and lower operating costs which is expected to result in increased shipments from the aftermarket business.

Industrial Controls' shipments totaled $250,224,000 in 1998, an increase of $6,971,000 or 2.9% over 1997. This represented 51.0% of 1998 total company shipments, compared to 55.0% in 1997. Overseas shipments increased to $138,410,000, an 8.3% increase over 1997. Excluding currency translation adjustments, most significantly from the currencies of Japan and the Netherlands, the overseas shipment increase would have been 16.0%. This growth was primarily the result of a strong engine controls market and higher shipments of engineered systems in Europe.
There continue to be growth opportunities in overseas markets, particularly in Europe. There are also significant opportunities in the emerging markets of Asia/Pacific, although the state of the economies in this region have and will result in project delays that will affect shipments in the near term. Domestic shipments totaled $111,814,000 in 1998, a decrease of 3.1% when compared to the prior year due to softening market conditions. In the domestic markets, economic growth, new technologies, and environmental protection are the primary drivers of future growth opportunities.

Automotive Products' shipments totaled $6,079,000 in 1998, resulting from the May 1998 acquisition of Baker
Electrical Products, Inc. OEMs of industrial engines and turbines under 300 horsepower comprise the market focus for this business group. Future growth is anticipated by further developing production technology and products through a series of acquisitions and strategic partnerships, and by creating a portfolio of products leveraging on the design and production techniques of the automotive markets and selling them into the small industrial engine market.

Cost of Goods Sold
In 1998, cost of goods sold increased $30,965,000 or 9.5%
over 1997. This increase was primarily due to the 1998 business acquisitions, partially offset by currency translation adjustments related to overseas shipments.
As a percentage of net shipments, total cost of goods sold improved to 72.7% in 1998 versus 73.7% in 1997, despite increases in product development activities.
There will continue to be investments in product development, as well as investments to continue to improve quality through the Six Sigma initiative.
Benefits from the Six Sigma effort will begin to be realized in fiscal 1999.

Sales, Service, and Administrative Expenses
Sales, service, and administrative expenses increased
$7,037,000 or 9.7% over 1997. This increase was mostly caused by costs associated with the 1998 business acquisitions and increased business development activities. The pursuit of profitable growth opportunities continues to be an important part of the company's strategies.

Amortization of Intangible Assets
Amortization of intangible assets totaled $2,927,000 in 1998 compared to $983,000 in 1997. This increase was caused by the amortization of intangible assets that were recorded by the company in connection with its 1998 business acquisitions.

Interest Expense
Interest expense totaled $5,227,000 in 1998 compared to $2,382,000 in 1997. This increase resulted from higher short-term and long-term borrowings which the company incurred in connection with its 1998 business acquisitions.

Interest Income
Interest income was $708,000 in 1998 compared to $780,000 in 1997.

Other Expense_Net
Other expense_net increased to $5,550,000 in 1998 from $1,811,000 in 1997. In 1997, there was more royalty income netted against other expenses, primarily from an Aircraft Engine Systems' customer, received in the fourth quarter of that year. The increase is additionally explained by higher foreign currency transaction losses and expenses related to the planned consolidation and integration of operations at one of the foreign locations.

Income Taxes
Income tax expense was $16,726,000 with an effective tax rate of 40.5% in 1998 compared to $15,339,000 with an effective tax rate of 38.6% in 1997. The effective tax rate increased due to the effects of foreign losses that provided no tax benefit and foreign tax rate differences when compared to 1997. The income tax benefits attributable to the GENXON(TM) Power Systems, LLC
(GENXON) joint venture loss are included in the equity in loss of unconsolidated affiliate category, which is presented separately on the statements of consolidated earnings and is shown net of tax.

Equity in Loss of Unconsolidated Affiliate
In 1996, the company and Catalytica Combustion  Systems,
Inc. (CCSI), a subsidiary of Catalytica, Inc., formed
GENXON, a 50/50 joint venture. GENXON combines the company's highly developed, field-proven fuel metering control technology with CCSI's unique XONON(TM) catalytic combustion technology to offer an ultra-low NOx emission control system. The joint venture focuses on the retrofit market for installed, out-of-warranty industrial gas turbines.

In 1998, the joint venture incurred a $9,615,000 pre-tax loss. The impact to consolidated net earnings was a $3,028,000 loss, net of $1,780,000 of income tax benefits.

Development efforts will continue in fiscal 1999 at a slower rate. The OEM market is very interested in this technology and the joint venture wants to assess the direction of that market. Sales will occur slowly over the next couple of years, but expenses will be contained also. Additional funding will be required from the partners, as well as from outside sources. The company remains committed to the joint venture and will assess capital commitments as necessary.

Net Earnings
Net earnings were $21,592,000 in 1998, an increase of $3,452,000 or 19.0% from the $18,140,000 that was earned in 1997. On a diluted per share basis, net earnings totaled $1.90 in 1998 as compared to $1.57 in 1997, an increase of $.33 or 21.0%. Net earnings from foreign operations decreased by $3,199,000 from 1997, primarily as a result of the planned consolidation and integration of operations at one of the foreign locations, impacts of foreign currency transactions and translation adjustments, the tax effects of foreign losses that provided no tax benefit, and foreign tax rate differences. Net earnings from domestic operations increased by $6,651,000 over 1997, primarily as a result of a reduction in the company's equity in the loss of GENXON and improved gross margins.

Financial Condition
The financial condition of the company remained strong as of September 30, 1998, with total shareholders' equity of $220,102,000, long-term debt of $175,685,000, and total assets of $563,435,000.
Cash balances decreased $2,573,000 to $12,426,000 at September 30, 1998 when compared to a year earlier.

Accounts receivable increased $16,406,000 or 17.9% to $108,212,000 at September 30, 1998 when compared to a year earlier. The increase was primarily due to the impact of the 1998 business acquisitions and higher balances in Europe due to increased shipments and lengthened collection periods. The allowance for losses totaled $4,451,000 at September 30, 1998, a $1,694,000 increase over the balance a year earlier. This increase was also due to the impact of the 1998 business acquisitions. Inventories totaled $106,404,000 at
September 30, 1998, an increase of $23,155,000 or 27.8%
as compared to a year earlier. This increase was primarily due to the impact of the 1998 business acquisitions and higher domestic Industrial Controls' inventory carried in anticipation of future shipments.

Property, plant, and equipment_net increased from
$110,948,000 at September 30, 1997 to $130,052,000 at
September 30, 1998. This increase was principally due to
the impact of the 1998 business acquisitions. Exclusive
of these acquisitions, property, plant, and equipment
decreased by $3,516,000. This decrease reflects
depreciation expense in excess of capital expenditures
during 1998. The company is making a change in its
depreciation method in 1999.
Property, plant, and equipment placed into service prior
to September 30, 1998 are depreciated principally using
the declining-balance method over the estimated useful
lives of the assets.  Assets placed in service after
September 30, 1998 will be depreciated using the straight-
line method of depreciation. This change will conform the
company to common industry practice.   The effect on
future net earnings will depend on the level of future
capital expenditures. Currently, the change is expected
to improve next year's after-tax results by approximately
$700,000.

Intangibles and other assets increased to $166,769,000 at September 30, 1998 as compared to $8,933,000 a year earlier due to the 1998 business acquisitions.

Deferred income taxes increased from $38,175,000 at September 30, 1997 to $39,572,000 at September 30, 1998.
Deferred income tax assets are expected to be realized through future earnings.

Short-term borrowings and long-term debt (current and non-current) increased to $213,645,000 at September 30, 1998 as compared to $30,604,000 a year earlier as a result of borrowings incurred in connection with the 1998 business acquisitions.

Accounts payable and accrued expenses increased to $82,916,000 at September 30, 1998 as compared to $64,824,000 at September 30, 1997, primarily as a result of the 1998 business acquisitions.

Other liabilities totaled $40,111,000 and comprise the non-current accumulated postretirement benefit obligation. See Footnote H of the Notes to Consolidated
Financial Statements.

Total shareholders' equity was $220,102,000 at September
30, 1998, an  increase of $9,488,000 or 4.5% from the
balance of $210,614,000 at September 30, 1997. This increase was primarily the result of current year earnings, net of cash dividend payments. Shareholders' equity was additionally reduced by purchases of treasury stock totaling $5,174,000, but was partially offset by a $2,405,000 change in unearned ESOP compensation.

The company is currently involved in matters of litigation arising from the normal course of business, including certain environmental and product liability matters. For further discussion of these issues, refer to Footnote M of the Notes to Consolidated Financial
Statements.

Liquidity and Capital Expenditures
Net cash provided by operating activities was $43,053,000 in 1998 compared to $56,079,000 in 1997. The primary reason for this decrease was due to relative changes in working capital, assets, and liabilities in 1998 compared to 1997.

Net cash flows used in investing activities were $207,945,000 in 1998 compared to $28,579,000 in 1997.
This increase was mainly due to the 1998 business acquisitions. Capital expenditure levels in 1998 were 1.4% lower than 1997. Based on current operating conditions, the company expects a significant increase in capital expenditures in 1999 due to the additional requirements of the acquired companies.

Net cash provided by financing activities was $162,626,000 in 1998 compared to net cash used in financing activities of $25,179,000 in 1997. Borrowings, both short-term and long-term, were the primary sources of cash during 1998. Cash dividends paid to shareholders were $.93 per share in both 1998 and 1997.

Cash flows from operations and available revolving lines of credit (totaling $104,022,000 at September 30, 1998) are expected to be adequate to meet the company's operating, investing, and financing cash requirements during 1999. However, certain provisions of current loan agreements could impact decisions involving relatively large business acquisitions.

Membership
Worldwide membership increased to 3,994 at September 30, 1998 from 3,246 at September 30, 1997. This increase was primarily due to the 1998 business acquisitions.
Membership levels are continually monitored to ensure that adequate resources are allocated to customer quality and service expectations, production levels, product line growth, and other factors.

Year 2000 Readiness
Woodward recognizes the potential problems associated with the year 2000. In May 1997, the company formed a task force, with representation from each business unit and location, to address this risk. The mission statement adopted by the task force is:
    We will provide year 2000 compliant products, work with customers who have existing products to validate year
    2000 compliance, and provide other year 2000 services. We intend to provide uninterrupted, normal operation of business-critical systems at all Woodward locations before, during, and after the turn of the century and we will manage the problems associated with non-critical systems. In addition, we will encourage similar compliance from customers, suppliers, and partners as appropriate and we will work with them to achieve this goal.

The company has identified its year 2000 risks in three categories:products, internal systems, and external noncompliance by partners and suppliers.

The company has evaluated its manufactured products, has determined the year 2000 compliance of such products, and informed its customers and end-users through the company's internet website and by other appropriate means. As a stand-alone product and operating system, Woodward will continue to determine year 2000 compliance, by testing and other means, to validate our product's compliance. However, products with time-date function(s) have the capability of being programmed, configured or otherwise modified for their particular applications, prior to or following installation. Woodward may or may not have had any involvement in, or responsibility for, these modifications.

Additionally, in certain cases, our systems have included auxiliary hardware and software (providing time-date functions) not manufactured by the company, but provided by third party suppliers. While Woodward remains committed to supporting and assisting its customers and end-users as they assess such systems, limitations imposed by license agreement restrictions, in some cases, and non-access to source code, in other cases, make it generally impossible for the company to determine (except by testing individual systems) the year 2000 compliance of third party supplied hardware and software not manufactured by the company.

Regarding internal systems, inclusive of information systems, manufacturing equipment and facilities, the company has completed its awareness, assessment, inventory, and prioritization tasks. Most mission-critical systems are year 2000 compliant today. Those that are not have been scheduled for upgrade or remediation to be completed by March 1999. Testing of mission-critical systems and contingency plan development tasks are planned to be completed by December 1998.

We are also contacting partners and suppliers with requests for their year 2000 project status to determine if they will be adversely affected by the year 2000 and consequently cause disruption to our operations. We will create contingency plans for critical partners and suppliers as necessary.

The company intends to apply the newly available and beneficial provisions of the federal "Year 2000
Information and Readiness  Disclosure Act" (the "Act").
Statements such as the mission statement and other comments above, will be appropriately identified and should be regarded as being "Year 2000 Statements" and "Year 2000 Readiness Disclosures," as applicable, within the meaning of, and subject to, the exclusions prescribed by the Act.

External costs of corrective efforts, principally system reprogramming and upgrades, are not anticipated to be material and are currently estimated to be less than $1,000,000. Total external costs incurred for corrective efforts through September 30, 1998 were $18,000, with remaining budgeted year 2000 costs anticipated to be incurred in early 1999. Even though management feels that planned corrective efforts should adequately address year
2000 issues, there can be no assurance that unforeseen difficulties will not arise. There is no assurance that the failure of any external party to resolve its year
2000 issues would not have an adverse effect on the company.

Euro Introduction
The company does not expect the introduction of the Euro by the European Monetary Union to have any significant impact on our competitive position or operations.

New Accounting Pronouncements
In June 1997, the Financial Accounting Standards Board
(FASB) issued  Statement of Financial Accounting
Standards (SFAS) No. 130, "Reporting Comprehensive
Income" and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." Both are effective in fiscal year 1999. SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains, and losses) in the financial statements. SFAS No. 131 revises standards for public companies to report information about segments of their business and also requires disclosure of selected segment information in quarterly financial reports. SFAS No. 131 also establishes standards for related disclosures about products and services, geographic areas, and major customers. The company has not yet determined the impact these new statements may have on disclosures in the consolidated financial statements.

In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which is effective in fiscal year 2000. This statement establishes accounting and reporting standards for derivative instruments and for hedging activities. Among other requirements, it requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative.
The company has not yet determined the impact this new statement may have on disclosures in the consolidated financial statements.

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

Industrial Controls' shipments totaled $243,253,000 in 1997, a 4.5% increase over $232,746,000 in 1996. This represents 55.0% of 1997 total company shipments, compared to 55.8% in 1996. Shipments from overseas plants totaled $127,841,000, an increase of 5.0% over 1996.
Excluding an unfavorable foreign currency translation, predominantly from the Japanese Yen and the Netherlands
Dutch Guilder, the increase would have been 13.6%. This growth was primarily the result of a strong engine control market in Europe, increased shipments of electronic control systems to Japanese customers and the June 1996 acquisition of Deltec Fuel Systems. Domestic plant shipments totaled $115,412,000 in 1997, an increase of 4.0% when compared to the prior year.

Aircraft shipments increased 7.8% to $198,963,000 as compared to $184,544,000 in 1996. Excluding Bauer
Aerospace, which was divested in July 1996, the increase would have been 10.0%, which reflects the current upswing in the airframe production cycle. Aircraft shipments represent 45.0% of total company shipments compared to 44.2% in 1996. Approximately 60% of shipments are to original equipment manufacturers (OEMs), with the remaining 40% comprising revenues from aftermarket business.

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

Sales, Service, and Administrative Expenses
Sales, service, and administrative expenses totaled
$72,295,000 in 1997, a 3.5% increase over $69,874,000 in
1996. This increase was mostly caused by higher levels of member training and development, costs associated with the consolidation of previously separate Colorado
Industrial Controls business units, the June 1996 acquisition of Deltec Fuel Systems, and expanding international sales operations. As a percent of total shipments, sales, service, and administrative expenses were 16.3% in 1997 as compared to 16.7% a year earlier.
This decline reflects both higher shipment levels relative to the fixed cost base and the company's ongoing emphasis on cost management.

Interest Expense
Interest expense totaled $2,382,000 in 1997 compared to $3,325,000 in 1996. This decline resulted from lower levels of short-term borrowings and the paydown of long-term debt.

Interest Income
Interest income was $780,000 in 1997 compared to $825,000 in 1996.

Other Expense_Net
Other expense_net totaled $2,794,000 in 1997 compared to $4,848,000 in 1996. The majority of this favorable decline was due to the receipt of royalty income from an Aircraft customer in the fourth quarter.

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

In June 1997, GENXON signed a memorandum of understanding with General Electric Company for the worldwide commercialization of the ultra-low emission system in GE-designed, heavy duty gas turbines. GENXON also announced the successful operation of XONON on a gas turbine operating in field conditions under full load.


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

Net Earnings
Net earnings were $18,140,000 in 1997, a $4,038,000 or
18.2% decline from the $22,178,000 that was reported in 1996. Excluding the $6,209,000 after-tax equity in loss of GENXON, net earnings would have increased $2,171,000, or 9.8%. On a per diluted share basis, net earnings totaled $1.57 in 1997 as compared to $1.92 in 1996, a decline of $.35 per diluted share. Without the $.54 per share impact of the GENXON loss, net earnings per diluted share would have been $2.11, a $.19 or 9.9% increase over 1996.

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

Inventories totaled $83,249,000 at September 30, 1997 as compared to $92,135,000 at September 30, 1996, a decline of $8,886,000 or 9.6%. This decline was primarily due to high shipment levels in the last month of the fiscal year, coupled with the company's ongoing emphasis on inventory management.

Property, plant, and equipment_net decreased from $114,213,000 at September 30, 1996 to $110,948,000 at
September 30, 1997, due to current year depreciation and foreign currency translation.

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

The company is currently involved in matters of litigation arising from the normal course of business, including certain environmental and product liability matters. For further discussion of these issues, refer to Footnote M of the Notes to Consolidated Financial
Statements.

Liquidity and Capital Expenditures
Cash dividends paid to shareholders were $.93 per share in both 1997 and 1996.

Net cash provided by operating activities was $56,079,000 in 1997 compared to $52,482,000 in 1996. The primary reason for this increase was higher pre-GENXON earnings.

Net cash flows used in investing activities were $28,579,000 in 1997 compared to $20,084,000 in 1996.
This increase was due to the investment in the GENXON joint venture. Capital expenditure levels were unchanged when compared to 1996.

Net cash used in financing activities was $25,179,000 in 1997 compared to $31,372,000 in 1996. Reduction of both short-term and long-term borrowing levels and payment of dividends were the primary uses of cash during 1997.

Membership
Worldwide membership increased to 3,246 at September 30, 1997 from 3,211 at September 30, 1996. This increase was primarily due to continued growth of international operations, partially offset by a reduction from the consolidation of Colorado Industrial Controls business units. Membership levels are continually monitored to ensure that adequate resources are allocated to customer quality and service expectations, production levels, product line growth, and other factors.


FINANCIAL STATEMENTS
Woodward Governor Company and Subsidiaries


STATEMENTS OF CONSOLIDATED EARNINGS
Woodward Governor Company and Subsidiaries     Year Ended September 30,
(In thousands except per share amounts)        1998      1997      1996
Net billings for products and services       $490,476  $442,216   $417,290

Costs and expenses:
     Cost of goods sold                       356,802   325,837    304,887
     Sales, service, and administrative
        expenses                               79,332    72,295     69,874
     Amortization of intangible assets          2,927       983        608
     Interest expense                           5,227     2,382      3,325
     Interest income                             (708)     (780)      (825)
     Other expense_net                          5,550     1,811      4,240

       Total costs and expenses               449,130   402,528    382,109

Earnings before income taxes and equity in loss
    of unconsolidated affiliate                41,346    39,688     35,181
Income taxes                                   16,726    15,339     13,003

Earnings before equity in loss
     of unconsolidated affiliate               24,620    24,349     22,178
Equity in loss of unconsolidated affiliate,
     net of tax                                 3,028     6,209       -

Net earnings                                $  21,592  $ 18,140  $  22,178

Basic earnings per share                    $    1.90  $   1.58  $    1.92

Diluted earnings per share                  $    1.90   $  1.57  $    1.92


Weighted average number of basic
  shares outstanding                           11,340    11,482     11,570

Weighted average number of diluted
  shares outstanding                           11,379    11,525     11,570


See accompanying Notes to Consolidated Financial
Statements.


CONSOLIDATED BALANCE SHEETS
Woodward Governor Company and Subsidiaries


                                                    At September 30,
(In thousands except per share amounts)             1998        1997
Assets
    Current assets:
        Cash and cash equivalents                 $ 12,426    $  14,999
        Accounts receivable, less allowance for
          losses of $4,451 for 1998 and $2,757
          for 1997                                 108,212       91,806
        Inventories                                106,404       83,249
        Deferred income taxes                       20,001       19,651

          Total current assets                     247,043      209,705

    Property, plant, and equipment, at cost:
        Land                                         6,127        5,842
        Buildings and improvements                 127,054      119,997
        Machinery and equipment                    215,358      188,758
        Construction in progress                     2,855        2,270
                                                   351,394      316,867
      Less allowance for depreciation              221,342      205,919
     Property, plant, and equipment-net            130,052      110,948
     Intangibles_net                               162,229        5,295
     Other assets                                    4,540        3,638
     Deferred income taxes                          19,571       18,524

Total assets                                     $ 563,435   $  348,110

Liabilities and shareholders' equity
    Current liabilities:
      Short-term borrowings                      $  12,927   $    7,908
      Current portion of long-term debt             25,033        4,979
      Accounts payable and accrued
         expenses                                   82,916       64,824
      Taxes on income                                6,661        7,167

          Total current liabilities                127,537       84,878
    Long-term debt, less current portion           175,685       17,717
    Other liabilities                               40,111       34,901
    Commitments and contingencies                     _            _

    Shareholders' equity represented by:
      Preferred stock, par value $.003 per
          share, authorized 10,000 shares,
          no shares issued                            _            _
      Common stock, par value $.00875 per
         share, authorized 50,000 shares,
        issued 12,160 shares                           106          106
      Additional paid-in capital                    13,304       13,283
      Unearned ESOP compensation                    (9,723)     (12,128)
      Currency translation adjustment                9,849        9,391
      Retained earnings                            226,736      215,211
                                                   240,272      225,863
      Less treasury stock, at cost                  20,170       15,249
Total shareholders' equity                         220,102      210,614

Total liabilities and shareholders' equity        $563,435    $ 348,110

See accompanying Notes to Consolidated Financial Statements.

STATEMENTS OF CONSOLIDATED SHAREHOLDERS' EQUITY
Woodward Governor Company and Subsidiaries
                    Addit'l Unearned  Currency
             Common Paid-in    ESOP  Translation  Retained  Treasury Stock
(In thousands Stock Capital    Comp.  Adjustment  Earnings    Stock  Shares
 of dollars
 except per
 share amounts)
Balance at Sept.
 30, 1995     $106  $13,644  $(17,333)  $16,802   $195,598   555,152 $10,914
Net earnings   _       _         _         _        22,178      _       _
Purchases of
 treasury stk  _       _         _         _          _       89,428   1,730
Sales of
 treasury stk  _       (343)     _         _          _      (26,400)   (778)
Issuance of stock
 to ESOP       _        (52)     _         _          _       (5,596)   (159)
ESOP compensation
 expense       _        _       2,668      _          _         _        _
Cash dividends_$.93
 per common sh _        _        _         _       (10,758)     _        _
Tax benefit applicable
 to ESOP
 dividen       _        _        _          _          374      _        _
Translation adjust-
 ments, including
 income taxes allocated
 of $14        _        _        _        (3,182)      _        _        _

Balance at Sept.
 30, 1996     106     13,249  (14,665)    13,620    207,392   612,584 11,707
Net earnings   _        _        _          _        18,140      _       _
Purchases of
 treasury stk  _        _        _          _          _      109,600  3,761
Sales of
 treasury stk  _          28     _          _          _       (7,042)  (168)
Issuance of stock
 to ESOP       _           6     _          _          _       (2,108)   (51)
ESOP compensation
 expense       _        _       2,537       _          _
Cash dividends_$.93
 per common shr_        _        _          _       (10,681)     _        _
Tax benefit applicable
 to ESOP divid _        _        _          _           360      -        -
Translation adjustments,
 including income taxes
 allocat of $12 _        _     (4,229)      _           _        -        -
Balance at Sept.
 30, 1997       106    13,283 (12,128)     9,391    215,211    713,034 15,249
Net earnings    _        _       _        21,592        _        -        -
Purchases of
 treasury stock _        _       _           _           -     160,413  5,174
Sales of
 treasury stock _          10    _           _           _      (8,580)  (206)
Issuance of stock
 to ESOP        _          11    _           _           _      (1,977)   (47)
ESOP compensation
 expense        _        _      2,405        _           __       _        -
Cash dividends_$.93
 per common shr _        _       _           _        (10,543)    _        -
Tax benefit applicable
 to ESOP dividend and
 stock options  _        _       _           _            476     _        _
Translation adjustments,
 including income taxes
 allocated of $14 _      _        _           458          _
_       _
Balance at Sept.
 30, 1998         $106 $13,304 $(9,723)   $ 9,849    $226,736  862,890 $20,170
See accompanying Notes to Consolidated Financial Statements.


STATEMENTS OF CONSOLIDATED CASH FLOWS
Woodward Governor Company and Subsidiaries

Year Ended September 30,
(In thousands of dollars)                1998      1997        1996
Cash flows from operating activities:
Net earnings                           $ 21,592  $ 18,140   $  22,178
Adjustments to reconcile net earnings
     to net cash provided (used) by
     operating activities:
Depreciation and amortization            26,642    22,837      23,394
Deferred income taxes                    (1,046)       44        (791)
ESOP compensation expense                 2,405     2,537       2,668
Equity in loss of unconsolidated
     affiliate                            4,808     8,243        _
Changes in assets and liabilities,
     net of business acquisitions:
  Accounts receivable                    (5,489)  (13,070)       (430)
  Inventories                            (8,313)    7,262        (577)
  Current liabilities, other than
      short-term borrowings and
      current portion of long-term debt  (3,893)   10,164      10,000
  Other_net                               6,347       (78)     (3,960)
    Total adjustments                    21,461    37,939      30,304

Net cash provided by operating
      activities                         43,053    56,079      52,482

Cash flows from investing activities:
Payments for purchase of property, plant,
      and equipment                     (20,862)  (21,152)    (21,163)
Investment in unconsolidated affiliate   (5,462)   (8,243)       _
Business acquisitions, net of
      cash acquired                    (181,805)     _           _
Other                                       184       816       1,079

Net cash used in investing activities  (207,945)  (28,579)    (20,084)
Cash flows from financing activities:
Cash dividends paid                     (10,543)  (10,681)    (10,758)
Proceeds from sales of treasury stock       216       196         435
Purchases of treasury stock              (5,174)   (3,761)     (1,730)
Borrowings on term note                 100,000      _           _
Payments of long-term debt              (10,117)   (4,862)     (5,105)
Net proceeds from (payments on)
  short-term borrowings                   4,768    (6,431)    (14,588)
Net proceeds from borrowings
  under revolving lines                  83,000      _           _
Tax benefit applicable to ESOP
  dividend and stock options                476       360         374
Net cash provided by (used in)
  financing activities                  162,626   (25,179)    (31,372)
Effect of exchange rate changes on cash    (307)     (392)       (407)
Net change in cash and cash equivalents  (2,573)    1,929         619
Cash and cash equivalents, beginning
  of year                                14,999    13,070      12,451
Cash and cash equivalents, end of year$  12,426   $14,999     $13,070


Supplemental cash flow information:
Interest expense paid                 $   3,797   $ 2,434     $ 3,680
Income taxes paid                     $  11,255   $ 8,629     $13,475

Non cash investing and financing activities:
Liabilities assumed in business
  acquisitions                        $  25,527      _           _



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

Inventories: Inventories, substantially all of which are work-in-process and component parts, are valued at the lower of cost (on a first-in, first-out basis) or market.

Property, plant, and equipment: Expenditures for major renewals and improvements are capitalized at cost while repairs and maintenance are charged to expense. Assets placed in service as of and prior to September 30, 1998 are depreciated principally using the declining- balance method over the estimated useful lives of the assets (5 to 45 years for buildings and improvements and 3 to 15 years for machinery and equipment). Upon disposal of an asset, the resulting gain or loss is included in net earnings. Assets placed in service after September 30, 1998 will be depreciated using the straight-line method of depreciation. This change in accounting principle will conform the company policy to common industry practice. It should also better reflect improvements in preventative maintenance practices that have generally resulted in more uniform productive capacities and maintenance costs of machinery and equipment over the useful life of an asset. Although the effect on net earnings of this change will be based on the level of future capital spending, the change is expected to improve after-tax results by approximately $700 for the year ended September 30, 1999.

Intangibles: Intangible assets are being amortized using the straight-line method over the periods estimated to be benefited, generally 5 to 30 years. Intangibles are presented net of accumulated amortization of $5,424 and $2,641 at September 30, 1998 and 1997, respectively.

Long-lived assets: The company reviews for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable.
Impairment losses are recognized when the expected future cash flows are less than the asset's carrying value. There was no material effect on the consolidated financial statements as a result of impairment losses.

Statements of cash flows: For purposes of the statements of cash flows, all highly liquid investments purchased with an original maturity of three months or less are considered to be cash equivalents.

Income taxes: Deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of the company's assets and liabilities. The company has provided for taxes which may be payable if undistributed earnings of overseas subsidiaries were to be remitted to the United States.

Revenue recognition: Revenue is recognized from product sales upon shipment to the customer.

Research and development costs: Expenditures related to new product development are charged to expense when incurred and total approximately $18,500, $11,300, and $13,800, for 1998, 1997, and 1996, respectively.

B. Business acquisitions: In 1998, the company acquired two companies for an aggregate of $181,805 in cash. The transactions were financed utilizing borrowings under a term loan and a revolving line of credit. Each of the acquisitions was accounted for using the purchase method of accounting and results of operations of the acquired companies were included in the consolidated results of the company from their respective acquisition dates.

Baker Electrical Products, Inc.: On May 8, 1998, the company purchased the net assets of Baker Electrical
Products, Inc., of Memphis, Michigan, a manufacturer of electromagnetic coils for anti-lock braking systems, for $7,096, including other direct costs associated with the acquisition. The excess of the purchase price over the estimated fair value of the net assets acquired approximated $5,140 and is being amortized over 15 years.

Fuel Systems Textron, Inc.: On June 12, 1998, the company acquired the stock of Fuel Systems Textron, Inc.
(subsequently renamed Woodward FST,  Inc.), of Zeeland,
Michigan, a leading designer, developer, and manufacturer of fuel injection nozzles, spray manifolds, and fuel metering and distribution valves for gas turbine engines in the aircraft (commercial and military) and industrial markets, for $160,000. As allowed in the purchase agreement, the company exercised an option to elect
Internal Revenue Code Section 338(h)(10) to treat the transaction as an asset purchase for tax purposes. The company was required to make an additional payment to the seller, of $12,826, as compensation for the additional tax liability which the seller will recognize under this election.

As a result of the acquisition, $151,616 of intangible assets were recorded by the company, reflecting the adjustments necessary to allocate the purchase price to the fair value of assets acquired and liabilities assumed. The acquired intangible assets, principally representing goodwill, customer relationships, and process technology, are being amortized over 30 years, an approximate average life of such intangible assets. Other direct costs associated with the acquisition were $1,883 and are being amortized over 5 years.

In accordance with terms of the purchase agreement, the seller is required to fund an amount $500 in excess of the actuarially determined liability associated with an assumed defined benefit plan. This actuarial valuation will be calculated in accordance with a method specified in the purchase agreement and has not been completed at September 30, 1998. The amounts recorded relating to the acquisition are currently subject to adjustment subsequent to September 30, 1998 as the company has not yet completed final allocation of the purchase price. However, significant changes are not expected by management.

The following unaudited pro forma data summarize the results of operations for the periods indicated as if the acquisition of Fuel Systems Textron, Inc. had been completed on October 1, 1996, the beginning of the 1997 fiscal year. The pro forma data excludes the acquisition of Baker Electrical Products, Inc. as the resulting pro forma data would not have been materially different from the results reported. The pro forma data gives effect to actual operating results prior to the acquisition and adjustments to reflect estimated interest and depreciation expense, goodwill amortization and income taxes. These pro forma amounts do not purport to be indicative of the results that would have actually been obtained if the acquisitions had occurred on October 1, 1996 or that may be obtained in the future.

Year ended September 30,               1998           1997
Net billings                         $558,630       $524,316
Earnings before equity in loss of
  unconsolidated affiliate             24,627         23,953
Net earnings                           21,599         17,744
Net earnings per diluted share        $  1.90         $ 1.54


C. GENXON(tm) Power Systems Joint Venture: In October 1996, the company and Catalytica Combustion Systems, Inc. (CCSI), a subsidiary of Catalytica, Inc., formed GENXON(tm) Power Systems, LLC, a 50/50 joint venture. This venture combines the company's proprietary fuel metering and control technology with CCSI's unique XONON(tm) catalytic combustion technology to offer an ultra-low NOx emission control system that will be offered as a retrofit on installed, out-of-warranty industrial gas turbines.

As part of the joint venture agreement, the company committed to fund $8,000 of the initial $10,000 capital commitment. Any additional capital funding, although not contractually required, is to be split on a 50/50 basis with CCSI. The joint venture incurred a pre-tax loss of $9,615 and $10,486 in 1998 and 1997, respectively, with $5,462 and $8,243 being funded by the company in accordance with the joint venture agreements. The effect on consolidated net earnings in 1998 and 1997 was a loss of $3,028 and $6,209, net of $1,780 and $2,034 of income tax benefits, respectively. Most of the costs incurred during 1998 and 1997 were directly related to product development.

At September 30, 1998 and 1997, the joint venture had $2,095 and $1,204 of total assets and $786 and $2,690 of total liabilities, respectively.

D. The provision for income taxes consisted of:

Year ended September 30,             1998      1997      1996
Currently payable:
  Federal                           $10,165   $ 6,504    $ 4,590
  State                               1,768     1,551      1,058
  Foreign                             6,586     6,474      6,525
Deferred                             (1,793)      810        830
                                    $16,726   $15,339    $13,003


The components of the net deferred tax assets were:

At September 30,                          1998       1997
Deferred tax assets:
  Postretirement and
    early retirement benefits             $17,927   $16,210
  Restructuring                             3,069     3,567
  Foreign net operating loss
    and state tax credits                   8,833     7,921
  Inventory                                 8,609     7,518
  Other items                              17,331    15,706
  Valuation allowance                     (11,296)   (9,703)
  Total deferred tax assets                44,473    41,219
  Total deferred tax liabilities           (4,901)    3,044)
  Net deferred tax assets                 $39,572   $38,175

The company recorded a valuation allowance to reflect the estimated amount of deferred tax assets which may not be realized principally due to capital loss carryforwards and acquired foreign net operating loss carryforward limitations. Remaining deferred tax assets are expected to be realized through future earnings. The changes in the valuation allowance were as follows:

Year ended September 30,                    1998           1997
Beginning balance                         $ (9,703)       $(9,332)
Foreign net operating loss carryforward     (1,646)           976
State net operating loss carryforward          (36)          (177)
Capital loss carryforward                       89         (1,170)
Ending balance                            $(11,296)       $(9,703)


The reasons for the differences between the effective tax rate of the company and the United States statutory federal income tax rate were as follows:

Percent of pre-tax earnings
Year ended September 30,           1998      1997      1996
Statutory rate                     35.0      35.0      35.0
State income taxes                  2.5       2.2       2.4
Foreign loss effect                 2.6      (0.1)      1.8
Foreign tax rate differences        1.8       0.4      (2.9)
Foreign sales corporation          (1.5)     (0.8)     (1.3)
Other items, net                    0.1       1.9       2.0
Effective rate                     40.5      38.6      37.0


The provision for income taxes and effective rate information noted above is prior to the tax benefits associated with the GENXON joint venture. The effective tax benefit rate for the GENXON joint venture was 37.0% and 24.7% in 1998 and 1997, respectively.

E. Short-term borrowings: Bank lines of credit available to the company totaled $49,949 and $51,024, of which $12,927 and $7,908 were used at September 30, 1998 and 1997, respectively. Interest on borrowings under the lines is based on various short-term rates. Several of the lines require compensating balances or commitment fees. The lines, generally reviewed annually for renewal, are subject to the usual terms and conditions applied by the banks.

The weighted average interest rate for these borrowings were 5.0%, 5.1%, and 5.8% for 1998, 1997, and 1996, respectively.

F. Long-term debt:

At September 30,                         1998       1997
Term note                              $100,000   $    _
Borrowings under revolving line
  of credit facility                    83,000         _
ESOP debt guarantee_8.01%               12,000       14,500
Unsecured note_9.45%                     5,600        8,000
Other                                      118          196
                                        200,718      22,696
Less current portion                    25,033        4,979
                                       $175,685   $  17,717

During the third quarter of 1998, the company entered into uncollateralized financing arrangements with a syndicate of U.S. banks, including a $100,000 term note and a revolving line of credit facility up to a maximum amount of $150,000. The interest rate on borrowings under the term note varies with LIBOR and was 6.4% at September 30, 1998. The revolving line of credit facility carries a facility fee of 0.25%, with outstanding borrowings due 5 years from the inception of the agreement. The interest rate on borrowings under the revolving line of credit facility varies with LIBOR, the money market rate or the prime rate, and was 6.1% at September 30, 1998.

The company has a Member Investment and Stock Ownership Plan, which includes a qualified employee stock ownership plan (ESOP), and covers all worker members meeting certain service requirements. Using this ESOP feature, on June 18, 1992, the plan borrowed $25,000 for a term of 11 years and used the proceeds to buy 1,027,224 shares of common stock from the company. The company guaranteed the payment of the loan and agreed to make future contributions to the plan sufficient to repay the loan. The loan and guarantee are recorded in the company's consolidated balance sheets as long-term debt and unearned ESOP compensation. Unearned ESOP compensation and shares are being allocated to participants using the shares allocated method, over the repayment period of the ESOP debt guarantee. The unallocated shares were 399,492; 498,304; and 602,524 as of September 30, 1998, 1997, and 1996, respectively.

Required principal payments of long-term debt, exclusive of the revolving line of credit facility, are: $9,033 in 1999, $21,685 in 2000, $22,500 in 2001, $22,500 in 2002, and
$42,000 in 2003. At September 30, 1998, the company classified $16,000 of borrowings under its revolving line of credit facility as current. The remaining borrowings of $67,000 are classified as long-term as the company has both the intent and ability, through its revolving line of credit facility, to refinance this amount on a long-term basis.

Provisions of the loan agreements require the company to maintain a minimum fixed charge coverage ratio, current ratio, consolidated net worth, and a maximum funded debt to total capitalization ratio, as defined in the agreements and permit the lenders to accelerate the obligations in the event of a material adverse event. In addition, the agreements require the company to make a prepayment of all net proceeds from future indebtedness and 50% of the net proceeds from future issuance of equity instruments. Further provisions limit the ability of the company to, among other things, incur debt, pay cash dividends, sell certain assets, acquire other businesses, and purchase the company's capital stock. At September 30, 1998, the company could pay dividends and purchase the company's common stock up to an amount not exceeding $20,557.

G. Accounts payable and accrued expenses:

At September 30,                     1998      1997
Accounts payable                   $ 24,432  $ 14,906
Salaries and other member benefits   24,656    22,352
Taxes, other                          7,255     6,366
Warranty                              5,373     4,887
Early retirement                      3,856     4,665
Interest                              1,620       128
Postretirement and postemployment     3,000     3,000
Other items_net                      12,724     8,520

                                  $  82,916  $ 64,824

H. Retirement and benefit plans: The company provides certain healthcare benefits to eligible retired members and their dependents and survivors. Generally, participants become eligible after reaching age 55 with 10 years of service or after reaching age 65. The health plans (medical, dental, vision, and hearing) are unfunded and pay 80% to 100% of eligible expenses not paid by Medicare. These plans include retirees and active members of Woodward FST who met eligibility requirements as of December 31, 1993. A maximum reimbursement amount exists for each plan. The plans require cost- sharing by the members in varying amounts based on years of service. The company has the right to modify or terminate these benefits.

The accumulated postretirement benefit obligations were as follows:

At September 30,                           1998           1997
Retirees                                 $ 24,823       $ 20,599
Fully eligible active plan participants       291            267
Other active plan participants             15,537         13,766
Accumulated postretirement
  benefit obligation                       40,651         34,632
Unrecognized net gain from past
  experience different from that assumed    1,460          2,269
Total accumulated postretirement
  benefit obligation                    $  42,111       $ 36,901

The company included $40,111 and $34,901 in other liabilities and the remaining balance in current liabilities for 1998 and 1997, respectively.

The periodic postretirement benefit cost consisted of:

Year ended September 30,           1998      1997     1996
Service cost_benefits attributed
  to service during the period     $  1,054  $  923    $ 927
Interest cost on accumulated
  postretirement benefit
  obligation                          2,551   2,388    2,443
Amortization of
  unrecognized net gain                 (33)    (24)    _
Net periodic postretirement
  benefit cost                     $  3,572  $3,287  $ 3,370

Actuarial assumptions used were as follows:

Year ended September 30,           1998      1997      1996
Projected healthcare cost
  trend rate                        7.50%    8.00%     8.50%
Ultimate trend rate                 4.75%    5.25%     5.25%
Year ultimate trend rate
  is achieved                       2002     2002      2002
Effect of a 1.0% increase in
  the healthcare trend rate
  on the accumulated post-
  retirement benefit obligation  $ 6,579  $ 6,370   $ 6,054
Effect of a 1.0% increase in the
  healthcare trend rate on the
  net periodic cost              $   741  $   717   $   724
Weighted average discount rate      6.75%    7.50%     7.75%


The company is required, under local regulations, to provide a defined benefit plan covering approximately 150 members in a foreign country. Benefits are based primarily on each member's years of service and average compensation over the period of participation.

The plan's funded status was as follows:

At September 30,                     1998      1997

Accumulated benefit obligation     $  7,059  $  7,507
Increase in benefits due to estimated
  future compensation increases       3,153     3,478
Projected benefit obligation         10,212    10,985
Plan's assets at fair value          10,386    11,621
Projected benefit obligation
  less than plan's assets              (174)     (636)
Unrecognized net gain
  from experience                       777     1,453
Unrecognized transition amount         (938)   (1,136)
Prepaid asset                      $   (335) $   (319)

The components of the net periodic pension cost were as follows:

Year ended September 30,           1998      1997      1996
Service cost_benefits earned
  during the period              $  467    $   484   $   334
Interest cost on projected
  benefit obligation                413        438       504
Actual return on plan's assets     (420)      (464)     (539)
Net amortization and deferral        73         68        36
Net periodic pension cost        $  533    $   526   $   335

Assumptions used in the accounting for net periodic pension cost were:

At September 30,                   1998      1997      1996
Weighted average discount rate      4.0%      4.0%      4.5%
Expected long-term rate of
  return on plan's assets           4.0%      4.0%      4.5%
Compensation increase rate          3.5%      3.5%      3.5%

The company has a Member Investment and Stock Ownership Plan for members meeting certain service requirements. The company contributes 5% of eligible wages and matches member contributions with respect to a 401(k) feature up to certain limits. The 5% company contribution to the plan is used to first fund debt service associated with the ESOP debt guarantee (described in Note F), with remaining funds allocated to members based upon eligible wages. Company contributions to the plan totaled $6,077, $5,099, and $4,483, in 1998, 1997, and 1996, respectively.

I. Stock Option Plan: In 1996, the company's shareholders approved the adoption of the 1996 Long-Term Incentive Compensation Plan. The purpose of the plan is to promote the interests of the company and its shareholders by retaining the services of outstanding key management members and encouraging them to have a greater financial investment in the company and increase their personal interest in its continued success. Under this nonqualified plan, 800,000 shares of the company's common stock were available for issuance upon grant of the options, which generally had a term of 10 years.

Effective with fiscal 1997, the company adopted the disclosure-only option of Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation." Accordingly, the company continues to account for stock options under Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and does not recognize compensation expense for options issued at fair market value at the date of the grant. Had compensation expense for stock options been determined based upon the fair value at the grant date consistent with methodology prescribed under SFAS No. 123, the company's net earnings and net earnings per diluted share would have changed to the pro forma amounts indicated below:

Year ended September 30,            1998      1997      1996
   Net earnings                    $20,814   $17,723   $22,268
   Net earnings per diluted share     1.83      1.54      1.92

The fair value of the options granted was estimated on the date of their grant using the Black-Scholes option pricing model based on the following weighted average assumptions:

At September 30,                    1998      1997     1996
Risk-free interest rate              5.8%      6.1%     5.6%
Expected life                      7 years   7 years   7 years
Expected volatility                 21.9%     19.7%    19.7%
Expected dividend yield              4.2%      4.6%     4.6%

Option activity for 1998, 1997, and 1996 was as follows:

<OPTION>


Weighted
                                  Average
                                 Exercise
                                  Options      Price
Balance at September 30, 1995         _          _
  Options granted                   97,000    $16.63
Balance at September 30, 1996       97,000     16.63
  Options granted                  162,200     23.59
  Options exercised                 (9,820)    16.63
  Options canceled                 (17,540)    16.63
Balance at September 30, 1997      231,840     21.97
  Options granted                  226,641     32.33
  Options exercised                 (5,800)    23.50
  Options canceled                    _          _
Balance at September 30, 1998      452,681    $26.88

The weighted average fair value of options granted during 1998, 1997, and 1996 was $6.45, $4.26, and $3.75, respectively. The number of options exercisable were 419,331 and 230,840 at September 30, 1998 and 1997, respectively.

The exercise prices and weighted average contractual lives of stock options outstanding at September 30, 1998 were as follows:


                                  Weighted
                                   Average
                                  Remaining
                 Options         Contractual        Options
Exercise Price Outstanding      Life in Years     Exercisable
$16.6250         69,640                 7.1          69,640
 23.5000        155,400                 8.0         155,400
 30.5940         12,600                 9.7            _
 32.0000         55,701                 8.8          55,701
 32.2500        138,340                 8.6         138,340
 33.7500          1,000                 8.7             250
 34.8750         20,000                 9.0            _
                452,681                 8.3         419,331

J. Earnings per share: On October 1, 1997, the company adopted Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings Per Share." This new standard simplifies the calculations of earnings per share and requires presentation of both basic and diluted earnings per share on the Statements of Consolidated Earnings. Diluted earnings per share reflects the impact of outstanding stock options, if exercised. The following is a reconciliation of the numerators and denominators for the computation of basic and diluted earnings per share:

Year ended September 30,           1998      1997      1996
Basic earnings per share:
  Earnings
    Net earnings available to
      common shareholders          $21,592   $18,140   $22,178
  Shares
    Weighted average number
      of common shares              11,340    11,482    11,570
Basic earnings per share           $  1.90   $  1.58   $  1.92
Diluted earnings per share:
  Earnings
    Net earnings available to
      common shareholders          $21,592   $18,140   $22,178
  Shares
    Weighted average number
      of common shares              11,340    11,482    11,570
    Dilutive stock options              39        43      _
    Weighted average
       diluted shares               11,379    11,525    11,570
Diluted earnings per share         $  1.90   $  1.57   $  1.92

The following options were not included in the computation of weighted average diluted shares as the options exercise prices were greater than the average market price of the common shares during the respective periods:


Weighted
                                  Average
                                 Exercise
                      Options      Price
September 30, 1998     227,641     32.35
September 30, 1997       1,000     33.75


K. Shareholder Rights Plan: On January 17, 1996, the Board of Directors of the company adopted a shareholder rights plan and declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of common stock. The company adopted the plan to protect shareholders against unsolicited attempts to acquire control of the company that do not offer what the company believes to be an adequate price to all shareholders. The dividend was paid on February 2, 1996, to the shareholders of record on that date. Each Right entitles the registered holder thereof to purchase from the company one-four hundredth of a share of Series A Preferred Stock, par value $.003 per share, of the company at a price of $75.00, subject to adjustment, and restated for the January 1997 stock split. The Rights expire on January 17, 2006.

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

L. Leases: The company has entered into leases for certain facilities. Future minimum rental commitments under these operating leases are: $1,893 in 1999, $1,802 in 2000, $1,616 in 2001, and $1,459 in 2002. Rent expense for leases was approximately $1,740, $1,423, and $1,228, for 1998, 1997, and 1996, respectively.

M. Contingencies: The company is currently involved in matters of litigation arising from the normal course of business, including certain environmental and product liability matters. The company had accruals of approximately $1,572 and $1,953 at September 30, 1998 and
1997, respectively. These accruals are based on the company's current estimate of the most likely amount of losses that it believes will be incurred. These amounts, which are expected to be paid over the next several years, have been included in accounts payable and accrued expense.
The most significant portion of these accruals relates to the matters in the following two paragraphs.

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

N. Financial instruments: The estimated fair values of the company's financial instruments were as follows:

At September 30,                    1998           1997
Cash and cash equivalents          $12,426        $14,999
Short-term borrowings              (12,927)        (7,908)
Long-term debt, including current
  portion                         (202,227)       (24,490)

The following methods and assumptions were used to estimate the fair value of each class of financial instruments.

Cash and cash equivalents: The carrying amounts approximate fair value because of the short-term maturity of the instruments.

Short-term borrowings: The carrying amounts approximate fair value because of the short-term maturity of the instruments and market rates of interest.

Long-term debt: For long-term debt at fixed rates, fair value estimates were based on rates available to the company at year end for similar debt of the same maturity.
For long-term debt at varying rates, the carrying value approximates fair value as it is repriced frequently at market interest rates.

O. Company operations: The company designs and manufactures engine fuel delivery and engine control systems, subsystems, and components in the United States and in other countries. The company does business with the government as both a prime contractor and a subcontractor.
Substantially all such contracts are firm fixed price and may require cost data to be submitted in connection with contract negotiations. The contracts are subject to government audit and review.

Billings to a single customer were approximately 16%, 17%, and 17%, of the net billings to customers in 1998, 1997, and 1996, respectively. The company's accounts receivable from the customer were $13,193 and $15,513 at September 30, 1998 and 1997, respectively. Billings derived from domestic sales to unaffiliated customers in other countries were approximately 16%, 15%, and 11%, of the net billings to customers in 1998, 1997, and 1996, respectively. Intercompany transfers are made at established intercompany selling prices. Summarized financial information relating to these operations is as follows:

               United States  Other Countries  Eliminations     Total
1998
  Net billings:
    Customers     $346,613        $143,863        $   _       $490,476
    Intercompany
       transfers    40,197           4,175         (44,372)       _
                  $386,810        $148,038        $(44,372)   $490,476

  Earnings before
    income taxes
     and equity
     in loss of
     unconsolidated
     affiliate    $ 26,255        $ 15,091        $   _       $ 41,346

  Earnings before
    equity in loss
    of unconsolidated
    affiliate     $ 15,929        $  8,691        $   _       $ 24,620

  Net earnings    $ 12,901        $  8,691        $   _       $ 21,592

  Identifiable
    assets        $469,468        $ 93,967        $   _       $563,435

1997
  Net billings:
    Customers     $307,703        $134,513        $   _       $442,216
    Intercompany
      transfers     33,939           4,101         (38,040)       -
                  $341,642        $138,614        $(38,040)   $442,216

  Earnings before
    income taxes
    and equity
    in loss of
    unconsolidated
    affiliate     $ 21,143        $ 18,545         $   _      $ 39,688

  Earnings before
    equity in loss
    of unconsolidated
    affiliate     $ 12,459        $ 11,890         $   _      $ 24,349

  Net earnings    $  6,250        $ 11,890         $   _      $ 18,140

  Identifiable
    assets        $268,398        $ 79,712         $   _      $348,110

1996
  Net billings:
    Customers     $289,624        $127,666         $   _      $417,290
    Intercompany
      transfers     30,928           3,533          (34,461)      -
                  $320,552        $131,199         $(34,461   $417,290

  Earnings before
    income taxes  $ 17,324        $ 17,857         $   _      $ 35,181

  Net earnings    $ 11,108        $ 11,070         $   _      $ 22,178

  Identifiable
     assets       $272,890        $ 75,908         $   _      $348,798

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

The company's independent auditors, PricewaterhouseCoopers
LLP, audited the financial statements prepared by the management of Woodward Governor Company. Their opinion on these financial statements is presented below.





John A. Halbrook
Chairman and
Chief Executive Officer



Stephen P. Carter
Vice President,
Chief Financial Officer and Treasurer





REPORT OF INDEPENDENT ACCOUNTANTS

Shareholder and Worker Members
Woodward Governor Company

In our opinion, the accompanying consolidated balance sheets and the related statements of consolidated earnings, shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Woodward Governor Company and its subsidiaries at September 30, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



PricewaterhouseCoopers LLP
Chicago, Illinois

November 10, 1998

Selected Quarterly Financial Data
(Unaudited)


         1998 Fiscal Quarters      1997 Fiscal Quarters
          First   Second   Third    Fourth   First   Second   Third   Fourth
(In thousands except per share data)
Net
 billings$98,140 $113,160 $119,399 $159,777 $99,029 $106,546 $115,761 $120,880
Gross
 profit   25,081   31,597   32,213   44,783  27,772   26,838   28,514   33,255
Earnings before
 equity in loss
 of unconsolidated
 affiliate 3,339    6,383    5,521    9,377   5,793    4,200    5,570    8,786
Net
 earnings $2,458 $  5,415 $  4,891 $  8,828 $ 5,138  $ 3,430 $  4,838 $  4,734

Net earnings
 per diluted
 share (1)$ 0.21 $   0.48 $   0.43 $   0.78 $  0.44  $  0.30 $   0.42 $   0.41
Cash dividends
 per share0.2325   0.2325   0.2325   0.2325  0.2325   0.2325   0.2325   0.2325

Common stock price per share (2)
  High    $33.75 $  29.00 $  31.00 $  23.50 $ 33.50  $$37.25 $  36.75 $  37.50
  Low      31.50    27.00    28.00    20.50   21.50    25.50    26.25    32.25
  Close    32.37    27.87    30.87    23.00   33.00    27.25    36.00    35.00

(1)The 1997 fourth quarter net earnings included the impact of the company's share of the GENXON joint venture loss of approximately $.17 per diluted share. Additionally, the company, according to the joint venture agreement, was committed to provide 80% of the first $10 million of funding which was completed in 1997. As a result, the accumulated investment cost exceeded the company's 50% share of the joint venture cumulative losses. This difference was expensed in the fourth quarter, affecting net earnings per diluted share by approximately $.18.

(2)On January 14, 1997, common shares of the company began trading on the Nasdaq National Market. Prior to this date, the shares of the company were listed on the NASD OTC Bulletin Board. Accordingly, the share prices for periods prior to this date reflect only the high and low bid prices based upon quotations from brokers and may not necessarily represent actual transactions.

Cautionary Statement
This annual report contains forward-looking statements, including financial projections, management plans and objectives for future operations, expectations of future economic performance, and various other assumptions relating to the future. While such statements reflect management's current expectations, all such statements involve risks and uncertainties. Actual results could differ materially from projections or any other forward-looking statement. Important factors that could cause results to differ materially from those projected or otherwise stated include the following: unanticipated global or regional economic developments, particularly in, but not limited to, Asia; changes in business cycles of particular industries served by our company; fluctuations in currency exchange rates of U.S. and foreign countries, primarily those located in Europe and Asia; fluctuations in interest rates, primarily LIBOR, which affect the cost of borrowing under the company's lines of credit facilities; timing and acceptance of new products and product enhancements; competitor actions that adversely impact company orders or pricing; adverse changes in the business acquisition climate; effects of any business acquisitions or divestitures; changes in U.S. and other country laws and regulations involving acquisitions, the environment, and taxes; relative success of quality and productivity initiatives, such as the Six Sigma initiative; business interruptions caused by incomplete or ineffective remediation of computer problems associated with the year 2000 throughout the company's supply chain; the outlook for GENXON products and markets and its funding requirements; unusual or extraordinary events or developments involving litigation or other potential liabilities.

SUMMARY OF OPERATIONS/TEN YEAR RECORD
(In thousands except per share amounts and other data)
Net Billings, Costs, and Earnings

                                            Net Earnings
For  Net Billings Total Costs                                  % of Avg   For
the  for Products    and      Income       Per Diluted         Shrhldrs'  the
Year and Services  Expenses   Taxes  Amount    Share  %of Sales   Equity  Year
1998   $490,476    $449,130  $16,726 $21,592*** $ 1.90***  4.4     10.0   1998
1997    442,216     402,528   15,339  18,140***   1.57***  4.1      8.7   1997
1996    417,290     382,109   13,003  22,178      1.92     5.3     10.9   1996
1995    379,736     359,553**  8,247  11,936      1.03     3.1      6.1   1995
1994    333,207     338,402** (1,922) (3,273)    (0.28)   (1.0)    (1.7)  1994
1993    331,156     308,072**  9,695  13,389*     1.13*    4.0      6.3   1993
1992    374,173     341,197** 12,764  20,212      1.81     5.4      9.4   1992
1991    361,924     323,907   13,724  24,293      2.22     6.7     12.1   1991
1990    340,128     293,913   16,776  29,439      2.68     8.7     16.0   1990
1989    299,789     258,659   15,627  25,503      2.32     8.5     15.5   1989

Dividends, Expenditures, and Other Data


       Weighted     Cash Dividends                                        At
For     Average                                                   Rgstrd  the
the  Diluted Shares                    Capital     Depr.  Worker Shrhlder Year
Year  Outstanding  Amount Per Share Expenditures Expense Members Members  End
1998     11,379   $10,543   $0.93      $20,862   $23,715   3,994  1,907   1998
1997     11,525    10,681    0.93       21,152    21,854   3,246  1,994   1997
1996     11,570    10,758    0.93       21,163    22,786   3,211  2,029   1996
1995     11,623    10,811    0.93       18,988    23,334   3,071  2,179   1995
1994     11,765    10,956    0.93       16,515    26,114   3,439  2,256   1994
1993     11,889    11,057    0.93       18,335    24,837   3,264  2,301   1993
1992     11,179    10,330    0.92       52,684    22,241   3,632  2,301   1992
1991     10,967    10,145    0.92       33,075    18,236   3,953  2,303   1991
1990     10,966     9,181    0.84       22,057    15,397   3,673  2,209   1990
1989     10,996     7,971    0.72       31,190    13,165   3,317  2,084   1989

Financial Position

At                                                                        At
the                    Plant and                   Shareholders'Equity   the
Year  Working  Current  Equipment  Total  Long-term                      Year
End   Capital   Ratio      Net     Assets    Debt    Amount  Per Share    End
1998 $119,506 1.9 to 1  $130,052  $563,435 $175,685 $220,102   $19.48    1998
1997  124,827 2.5 to 1   110,948   348,110   17,717  210,614    18.40    1997
1996  121,103 2.4 to 1   114,213   348,798   22,696  207,995    18.01    1996
1995  116,364 2.3 to 1   118,066   349,599   27,796  197,903    17.05    1995
1994  113,751 2.7 to 1   122,911   323,318   32,665  193,846    16.57    1994
1993  107,809 2.7 to 1   144,016   332,461   36,246  206,222    17.36    1993
1992  103,818 2.5 to 1   151,126   331,653   40,135  219,690    18.48    1992
1991  105,213 2.4 to 1   118,417   306,534   17,300  208,564    19.02    1991
1990  115,737 3.3 to 1   101,985   269,221   18,700  194,081    17.70    1990
1989   83,009 2.2 to 1    96,075   249,833     _     173,241    15.74    1989

Management's Financial Summary and Analysis is on pages 15-
20.

*Net earnings for 1993 is before cumulative effect of accounting changes.

**Total costs and expenses includes restructuring expense of $5,927, $23,700, $3,480, and $2,741 for 1995, 1994, 1993,
and 1992, respectively.

***Net earnings for 1998 and 1997 includes a reduction for the equity in loss of an unconsolidated affiliate of $3,028 or $.26 per diluted share and $6,209 or $.54 per diluted share, net of tax, respectively.

BOARD OF DIRECTORS

J. Grant Beadle
Retired Chairman and
Chief Executive Officer
Union Special Corporation

Vern H. Cassens
Retired Senior Vice President
and Chief Financial Officer
of the Company

Carl J. Dargene
Chairman of the Board
AMCORE Financial, Inc.

Lawrence E. Gloyd
Chairman and
Chief Executive Officer
CLARCOR Inc.

John A. Halbrook
Chairman and
Chief Executive Officer
of the Company

Thomas W. Heenan
Retired Partner
in the law firm of
Chapman and Cutler

J. Peter Jeffrey
Retired Vice President
of Development
Father FlanaganOs BoysO Home

Michael T. Yonker
Retired President and
Chief Executive Officer
Portec, Inc.

OFFICERS

John A. Halbrook
Chairman and
Chief Executive Officer

Stephen P. Carter
Vice President
Chief Financial Officer
and Treasurer

Ronald E. Fulkrod
Vice President
Industrial Controls
Operations

Charles F. Kovac
Vice President
General Manager
Industrial Controls

Gary D. Larrew
Vice President
Business Development

C. Phillip Turner
Vice President
General Manager
Aircraft Engine Systems

Carol J. Manning
Corporate Secretary

INVESTOR INFORMATION

Woodward Governor Company
Corporate Headquarters
5001 North Second Street
P.O. Box 7001
Rockford, Illinois 61125-7001, U.S.A.

Transfer Agent and Registrar
Wachovia Bank, N.A.
301 North Church Street
Winston-Salem, North Carolina 27101

Independent Accountants
PricewaterhouseCoopers LLP
Chicago, Illinois

Corporate Counsel
Chapman and Cutler
Chicago, Illinois

International Counsel
Baker & McKenzie
Chicago, Illinois

Annual Meeting
January 19, 1999 at 10:00 A.M. in
the Auditorium of the company
5001 North Second Street
Rockford, Illinois, U.S.A.

Annual Report on Form 10-K
Shareholders may obtain, without
charge, a single copy of the companyOs
1998 annual report on Securities and
Exchange Commission Form 10-K upon
written request to the Corporate
Secretary, Woodward Governor Company,
Rockford, Illinois 61125-7001.

Stock Exchange
Nasdaq National Market
Ticker Symbol: WGOV

An Equal Opportunity Employer
It is Woodward's policy to take affirmative action to provide equal employment opportunity to all members and applicants for employment without regard to race, color, religion, sex, national origin, disability, veteran's or handicapped status, and to base all employment decisions so as to further this principle of equal employment opportunity.