Form 10-K405, Exhibit 13
period 1999-09-30
WOODWARD GOVERNOR CO
filed 1999-12-23
CIK 108312

FINANCIAL HIGHLIGHTS
Fiscal year ended September 30,  1999      1998       1997
(In thousands of dollars except per share amounts and other year-
end data)
Operating Results
 Net billings for products
   and services               $596,904   $490,476   $442,216
 Net earnings                   30,829*    21,592*    18,140*
 Basic earnings per share         2.74*      1.90*      1.58*
 Diluted earnings per share       2.73*      1.90*      1.57*
 Cash dividends per share          .93        .93        .93

Year-end Financial Position
 Working capital               124,392    119,506    124,827
 Total assets                  550,664    563,435    348,110
 Long-term debt                139,000    175,685     17,717
 Shareholders' equity          241,992    220,102    210,614

Other Year-end Data
 Shareholders' equity per
   diluted share                $21.43     $19.34     $18.27
 Worker members                  3,791      3,994      3,246
 Registered shareholder members  1,866      1,907      1,994

*Net earnings includes a reduction for the equity in loss of an unconsolidated affiliate, net of tax, of $1,287 or $.11 per basic and diluted share for 1999, $3,028 or $.27 per basic share and $.26 per diluted share for 1998, and $6,209 or $.54 per basic and diluted share for 1997. Without this item, net earnings would have been $32,116 or $2.85 per basic share and $2.84 per diluted share for 1999, $24,620 or $2.17 per basic share and $2.16 per diluted share for 1998, and $24,349 or $2.12 per basic share and $2.11 per diluted share for 1997.

CONTENTS
To All Shareholders  2
Focus on Our Members  5
Financial Section  13
Board of Directors  37
Board of Directors, Officers, and Investor Information  38

BUSINESS DESCTIPTION

Woodward provides innovative engine controls and fuel delivery systems designed for a wide variety of applications. Serving global markets from locations worldwide, Woodward is a leading producer of fuel control systems and components for aircraft and industrial engines and turbines.

Our products and services are used in the aviation, marine, locomotive, large off-road vehicle, power generation, gas generation, and oil and gas process industries.

At Woodward we are responsive to the needs of our key stakeholders: our shareholders, our customers, our suppliers, and our members. We focus on both short- and long-term goals to ensure positive performance and growth. We constantly encourage our members to reach across business lines to share their experience and innovative ideas. The result-products that provide solutions for our customers.

TO ALL SHAREHOLDERS

We achieved record sales and earnings in fiscal 1999, primarily through our intense focus on Six Sigma initiatives that improved quality, productivity, and costs, coupled with billings generated by our Woodward FST business. Our strong financial results also reflect the repositioning of our Industrial Controls business and the introduction of new products. It is clear that the growth strategies we have put in place over the past few years are producing results.

As we continued to invest in programs to sustain growth, we achieved significant milestones in a number of new, major product programs in our aircraft and industrial businesses. In addition, customers have responded positively to our small industrial engine business, which was launched last year.

FINANCIAL PERFORMANCE

Our net earnings rose 43 percent in 1999 to $30.8 million or $2.73 per diluted share, from $21.6 million, or $1.90 per diluted share in 1998. Results for 1999 included a restructuring expense of $0.42 per diluted share and gains on sales of real estate totaling $0.15 per diluted share. Without the restructuring expense and gains on sales of real estate, earnings for 1999 would have been $3.00 per diluted share.

Our improved earnings reflect our strong increase in net billings, up 22 percent to $596.9 million in 1999 from $490.5 million in 1998. Aircraft Engine Systems billings increased to $325.9 million from $234.2 million last year, primarily related to contributions from Woodward FST, which we acquired in June 1998. Woodward FST has experienced impressive growth in billings in 1999 beyond its full-year pro forma 1998 levels. Industrial Controls billings decreased to $191.6 million from $207.4 million in 1998, due to softness in Asian markets and the oil and gas sectors. Our other operations saw billings increase to $79.4 million in 1999, from $48.9 million in 1998, largely due to contributions from the small industrial engine business, which was formed in May 1998 following our acquisition of Baker Electrical Products, Inc.

A WINNING COMBINATION

This year, we successfully integrated Woodward FST after acquiring it in June 1998. As a global leader in fuel spray technologies, Woodward FST strengthens both our aircraft and industrial businesses. Woodward FST also created significant cross-selling opportunities for our existing businesses.

The acquisition increased our presence in the thriving large, gas turbine industrial market and moved us a major step closer to offering complete, integrated fuel control and delivery systems for the aircraft engine market.

As part of the integration, we consolidated a Woodward FST facility in Harvard, Illinois, to our Rockford, Illinois, facility to significantly reduce operating costs.

REPOSITIONING TO STRENGTHEN PERFORMANCE

We have seen positive results from the reorganization of Industrial Controls into two separate businesses, initiated at the end of the second quarter. Now, each business, Industrial
Controls and Global Services, can tailor their operations around their distinct target markets.

Industrial Controls will continue to benefit from its streamlined cost structure and from growing recognition of its capabilities by engine original equipment manufacturers (OEMs).

Developing and manufacturing core fuel and combustion control products remains Industrial Controls' primary strategy. Advanced technologies and precision engineered products position Industrial Controls to partner with OEMs to develop high-performance, low-cost engines and turbines for the growing gas and power generation markets. Industrial Controls has earned the preferred supplier status with some OEMs and continues to develop these kinds of relationships with all its customers to increase revenues, profitability, and shareholder value.

Global Services will address the needs of the end-user markets.
Global Services provides engineered control systems for retrofit and aftermarket applications.

With one business focusing on OEMs and the other on end users, both are realizing greater efficiencies and improved financial performance. More importantly, we are strengthening our credibility with our customers, which gives us the opportunity to build our market share and sustain our growth.

NEW PRODUCT INTRODUCTIONS

The backbone of Woodward's growth strategy is new products that will enhance our customers' competitive positions in the marketplace. In fiscal 1999, we achieved significant milestones in the development and validation of product platforms and systems.

Williams International ordered Woodward's new integrated main fuel pump and control for an engine under development for a class of light, affordable business jets. Late in the year, our advanced Hydraulic Multiplexing Unit (HMUX), which replaces up to a dozen actuators and valves on an aircraft engine, operated successfully on a General Electric Aircraft Engines test rig. The HMUX, designed to reduce cost and weight, was developed with the assistance of Lockheed Martin Control Systems, Woodward's AESYS joint venture partner.

In addition to marketing the products introduced over the past few years, Industrial Controls accelerated work on platforms for distributed "smart" on-engine fuel systems for engines and turbines that will replace cabinet-mounted, off-engine controls. By combining advanced digital electronics and the latest hydro-mechanical components, this generation of products will provide significant advantages in performance, reliability, and cost.

Our new product development efforts for the small industrial engine markets were well received by existing and prospective customers. This has confirmed the market needs and opportunities that we identified before launching our small industrial engine business. In fiscal 1999, we worked closely with customers to design three new products for gas engines that will start production in fiscal 2000.

A PASSION FOR CUSTOMER SATISFACTION

In fiscal 1999, our customers responded favorably as we improved our product quality, on-time delivery, responsiveness, and cost. We are determined to produce better products at a lower cost and at a faster pace than our competitors by continuing to implement Six Sigma methodologies.

This year, more than 27 members and 9 supplier representatives earned the distinction of Six Sigma Black Belts, bringing the company-wide total to over 60. As our Black Belts continue to advise and guide our teams, we fully expect to see further process improvements that will lead to additional productivity gains.

Also, this year, we trained hundreds of our members to use basic Six Sigma tools to help their teams reach their process improvement goals. Woodward extensively uses this basic method of measuring, analyzing, improving, and controlling processes to help eliminate waste from the business. By instilling the Six Sigma philosophy and tools among all our members, we will continue to raise Woodward to even higher performance levels. Not only has Six Sigma contributed to Woodward's financial success through improved profitability, it has generated a growing enthusiasm among our members as they personally contribute to our business.

A BRIGHT FUTURE

We look ahead with optimism. We are positioned to grow in our aircraft and industrial markets. We are delivering new products and new technologies, expanding our presence on customers' engines and turbines, and translating continuous quality improvements into competitive advantages, increased market share, and profitability improvements.

We have good momentum as we move into fiscal 2000. First, global economic conditions continue to improve. Second, we are participating in the fast-growing regional and small business aircraft markets, as well as the expanding industrial power generation markets. And, we remain firmly committed to broadening our product offerings and services to achieve our growth targets in these markets.

I want to thank our Board of Directors for their wisdom and guidance in matters crucial to Woodward's performance, our members for their enthusiasm and willingness to put our customers first, and our shareholders for their continued support. We look forward to the challenges and opportunities that lie ahead.



John A. Halbrook
Chairman of the Board
and Chief Executive Officer
December 6, 1999
                                         4

Around the world, people depend on Woodward-probably more than they realize.

Globally, every three seconds an airplane with our products takes off. With our aircraft engine fuel delivery systems and components, people rely on our products for on-time flight departures.

Every day, our products help light, heat, and air condition homes. With our systems and components for gas engines and turbines, we help to produce the electricity used in people's homes.

In emergency energy situations, hospitals depend on our products.
With our controls for stand-by emergency power generator sets, patients are assured that when utility power is not available, services are not disrupted.

At Woodward, we are focused on developing and producing quality products because we understand people depend on them. So, we listen to our customers; we learn from their experiences; and we create innovative solutions to meet their critical needs.

AIRCRAFT MARKET TRENDS

With a renewed corporate jet industry and with passenger air miles projected to continue rising among regional airlines, aircraft manufacturers, such as Airbus, Boeing, and Bombardier, are relying heavily on engine manufacturers to provide complex propulsion systems to power their planes. In turn, engine manufacturers turn to Woodward for integrated engine fuel delivery systems, as well as subsystems and components.

Both Woodward and engine original equipment manufacturers (OEMs) benefit from a systems approach, especially as OEMs are consolidating their supplier base by as much as 75 percent. Woodward offers fuel delivery systems to ensure our position as a preferred supplier, to increase our content on aircraft engines, and to help OEMs in their supplier consolidation efforts.

As a systems provider, Woodward developed an integrated aircraft fuel pump and control in fiscal 1999. Williams International selected it for their FJ33 and FJ44 turbofan engines, which are being developed to power a new class of small business jets.

The Woodward fuel pump and control will also be used by Pratt & Whitney Canada (P&WC) on PW200, PT6C, and PT6T engines to power a variety of helicopter applications. In addition, the PT6C is being developed for the revolutionary Bell Agusta BA609 Tiltrotor. The BA609 combines the vertical lift capability of a helicopter with the cruise speed of a fixed-wing aircraft.

In addition, Woodward's systems expertise is represented with the new hydraulic multiplexer unit (HMUX), which was successfully tested on a test rig for General Electric Aircraft Engines. The HMUX streamlines the engine fuel system by replacing up to a dozen actuators and valves with a lighter, more reliable, and less expensive unit.

AIRCRAFT AFTERMARKET SERVICES

In the aftermarket arena, regional airlines continue to log more air miles than ever before, which is increasing the demand for spare parts, maintenance, overhaul, and retrofit services. We are proud to be known as a premier source for the overhaul and repair of engine fuel system accessories.

                                   [PICTURES]

The acquisition of Fuel Systems Textron in 1998 strengthened Woodward's maintenance capabilities. Now, we offer our customers a complete fuel system repair and overhaul package to include fuel metering units, pumps, actuators, specialty valves, and fuel nozzles.

In fiscal 1999, AESYS, a joint venture between Lockheed Martin
Control Systems and Woodward, was awarded a portion of the largest private maintenance contract in U.S. military history-the
Propulsion Business Area at Kelly Air Force Base in Texas.

The AESYS team is performing repair and overhaul of General Electric TF39 engine fuel accessories-the electronic and mechanical systems that control engine fuel distribution-for the C-5 Galaxy transport aircraft. By combining Lockheed Martin's electronics expertise with Woodward's hydro-mechanical technology and fuel system integration expertise, AESYS provides more complete aircraft engine systems and services than either company could do separately.

Also, this year, Woodward introduced a unique aftermarket program for propeller controls, Woodward ExpressT. Woodward knows its customers must keep their engines running with fast exchanges. So, our program offers solutions-exchange units within 24 hours and at competitive prices.

INDUSTRIAL MARKET TRENDS

Similar to the aircraft market, industrial market trends are rapidly changing. In 1990, the use of natural gas for power generation was at two percent with coal power generation in the forefront. In 1997, natural gas use in gas power generation rose to 27 percent and it is expected to continue to increase. Deregulation of the energy market in the U.S. and Europe is a major catalyst for growth in this dynamic market. Also, stringent environmental laws governing emissions favor gas engine and turbine technology because natural gas is clean burning and efficient.

Global leaders such as Caterpillar, General Electric, MHI, Wartsila, and others want suppliers who can provide core fuel controls that lower exhaust emissions and provide better fuel efficiency. And, some OEMs have capacity issues that are requiring them to outsource more than ever before. So, in fiscal 1999, Woodward developed a product strategy to introduce a revitalized line of on-engine electronics and fuel systems. By narrowing our product focus around core fuel and combustion control components, we are at the forefront of industrial market trends that favor electronic fuel injection systems and the emerging "networked" engine.

Our broad product offerings, systems knowledge, and ability to address engine and turbine core fuel control applications are unmatched in the industrial market. We are the only manufacturer with a complete range of injection devices for diesel and gas engines and gas turbines, plus a complete offering of valves, actuators, electronic controls, and software. Once again, we are there meeting our customers' systems needs-offering products that help them sell more engines.

Three products, two introduced in fiscal 1999, greatly enhance industrial gas engines-the TecJetT, the Fire Fly, and the EGS.
Woodward has partnered with OEMs to supply these products as standard offerings on their gas engines.

    The TecJet, an electronic gas injection valve, precisely controls fuel flow.

    The Fire Fly, an engine knock sensor, allows the engine to operate with greater efficiency and safety by detecting and compensating for knock before engine damage occurs.

    The EGS, an engine gas management system, calculates the gas flow desired for any load or speed the engine requires.

Woodward is the first to offer an innovative, single-stage, solenoid-operated gas admission valve, the SOGAVT, which improves fuel efficiency and reduces emissions in industrial gas engines. The valve enables engine manufacturers with multi-port injection to more precisely control the timing and amount of gas entering the combustion chamber. In fiscal 1999, Cummins Wartsila and Wartsila NSD offered the SOGAV as standard for a number of its engines, and it was tested successfully for use by MAN B&W.

We are also leveraging our expertise and responding to opportunities in the growing small industrial gas engine markets of less than 300 horsepower. In fiscal 1999, Woodward developed several new products for small industrial engines. Launched this year, the LCS (low-cost speed controller), an electromagnetic actuator control, is used for power generation applications, welders, and refrigeration units. In addition, the new OH1.2 gas engine control system provides low emissions with excellent fuel economy and "diesel equivalent" power. These products are expected to begin high-volume production in fiscal 2000.

OPERATIONAL EXCELLENCE

While Woodward's commitment to quality has always been in the forefront, over the past two years, we have intensified our focus. With the company-wide adoption of Six Sigma principles, a methodology used by leading industrial companies such as GE and Motorola, Woodward is striving to attain the highest level of customer satisfaction.

Six Sigma concepts are based on measuring, analyzing, improving, and controlling manufacturing processes along with gaining a firm understanding of the customers' needs. Throughout Woodward, more than 60 members have been trained as Six Sigma Black Belts-a process that entails at least four weeks of specialized training.

Black Belts focus their daily efforts on applying Six Sigma concepts to quality improvement projects. For instance, in fiscal 1999, at our facility in Fort Collins, Colorado, members of the Mechanical Manufacturing Department reduced their scrap dollars to the lowest level ever recorded in the department's history. The average monthly scrap dollar fell by 32 percent from fiscal 1998 levels.

At our facility in Rockton, Illinois, the number of rejects from final test for a part assembled in the Small Gas Assembly and Test area dropped dramatically. With a Black Belt as the project leader, the team reduced the variations in assembly without redesigning the part. Test stand rejects dropped to 0 percent while on-time delivery rose to almost 100 percent.

Focusing on root causes, relying on Black Belts, and using Six Sigma tools make these quality achievements possible. Ultimately, Six Sigma methods are helping us improve product designs, reduce cycle times, and refine processes, which adds to the bottom line by reducing costs.

During fiscal 1999, Woodward repositioned Industrial Controls by separating it into two businesses. Now, Industrial Controls is concentrating on the needs of OEMs while Global Services is focusing on designing and delivering flexible, customized control systems along with retrofit services for engine and turbine operators and aftermarket support services.

To strengthen its position as a solutions provider for complex fuel systems, Woodward continually explores possibilities for obtaining complementary technology and manufacturing expertise through acquisitions, joint ventures, and alliances. For instance, this year Woodward successfully completed integrating the acquisitions it made in the later half of fiscal 1998-Fuel Systems Textron, now Woodward FST, and Baker Electrical Products.

By adding Woodward FST nozzles to our product line along with our newly developed pumps and long-established fuel metering units, we can offer aircraft OEMs fully integrated engine fuel delivery systems. As part of our integration efforts, operations at our Woodward FST plant in Harvard, Illinois, were consolidated with our Rockford, Illinois, facility to generate additional cost savings. Acquiring Baker Electrical Products has provided Woodward low-cost, high-volume manufacturing capacity in solenoids, which accelerated product development and production capacity for the growing small industrial engine control market.

A STRATEGIC ADVANTAGE-OUR MEMBERS

Industry trends, short- and long-term strategies, and new product introductions are just part of the equation for success. The foundation of Woodward's business is our members. This diverse group of men and women, who are located in facilities throughout the world, are the primary reason for our success. This is why we devote significant resources to recruiting, training, and retaining our members.

With the implementation of Six Sigma, training has moved far beyond typical task-specific skills. Now, members use their problem-solving abilities to approach product design, manufacturing processes, supplier coordination, and customer service. Workers are developing into accountable leaders-leaders who work individually and belong to interdependent, supportive teams.

At Woodward, it's our skilled members who design and produce innovative engine fuel delivery systems and components for aircraft and industrial markets. It is our members who are focused on our financial and operating performance and who are dedicated to customer satisfaction. It is our talented and motivated workforce who give us an unmatched strategic advantage in the marketplace.

FINANCIAL SECTION
WOODWARD GOVERNOR COMPANY

CONTENTS
Management Discussion and Analysis
  of Results of Operations and Financial Condition  14
Consolidated Financial Statements  22
Management's Responsibility for Financial Statements  34
Report of Independent Accountants  34
Selected Quarterly Financial Data  35
Cautionary Statement  35
Summary of Operations/Eleven-Year Record  36

MANAGEMENT DISCUSSION AND ANALYSIS
OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

INTRODUCTION
We have prepared the following discussion and analysis to help you better understand our results of operations and financial condition. This discussion should be read with the consolidated financial statements, including the notes, and the cautionary statement on page 35.

RESULTS OF OPERATIONS
Our results of operations are discussed and analyzed by reportable segment. We have two reportable segments-Aircraft Engine Systems and Industrial Controls. Aircraft Engine Systems provides fuel control systems and components primarily to original equipment manufacturers of aircraft engines. Industrial Controls provides fuel control systems and components primarily to original equipment manufacturers of industrial engines and turbines.
  Our other operations include Global Services and Automotive Products. Global Services, which resulted because of a change in the structure of our internal Industrial Controls organization in mid-1999, focuses on providing control systems and related services to industrial engine users in retrofit situations. Automotive Products, which began in 1998 following the acquisition of Baker Electrical Products, Inc., focuses on products for the non-automotive small engine markets which require low-cost, high-volume, high-reliability manufacturing processes characteristic of suppliers to the automotive industry. Under our new basis of segmentation, Global Services and Automotive Products have been combined and are discussed and analyzed as "other segments." However, for comparative purposes, we also provide discussion and analysis under our old basis of segmentation before our organizational change, in which Global Services was combined with Industrial Controls.
  The segment earnings reported for these segments in the discussion and analysis that follows do not reflect restructuring expense, interest expense, interest income, and allocations of corporate expenses, and are before income taxes and equity in loss of unconsolidated affiliate. These other items are separately discussed and analyzed.

Aircraft Engine Systems
<OPTION>
In thousands for the year
ended September 30,    1999        1998       1997
External net billings $325,915    $234,173   $198,963
Segment earnings        57,752      39,202     30,442



1999 Compared to 1998
External net billings of Aircraft Engine Systems increased 39% in 1999 over 1998. Most of this increase was due to the June 1998 acquisition of Fuel Systems Textron, Inc., which we subsequently named Woodward FST, Inc. Woodward FST designs, develops and manufactures fuel injection nozzles, spray manifolds, and fuel metering and distribution valves for gas turbine engines in both aircraft and industrial markets. In 1999, Woodward FST generated billings 18% higher than the full year pro forma billings in 1998. Much of this increase was in industrial markets. Exclusive of Woodward FST, billings of Aircraft Engine Systems increased 3% in 1999. Billings from our domestic locations other than Woodward FST increased 2%, related to both price and volume changes. Our foreign locations generated billing increases of 38%, primarily related to increased volume. We believe the increase overseas is due to the positive impact of the 1998 consolidation of our European overhaul and service centers to a location in Prestwick, Scotland. We estimate that about 60% of our billings result from sales to original equipment manufacturers and 40% from the aftermarket.
  We are anticipating modest growth in Aircraft Engine Systems' billings in 2000. Overall, aircraft markets are expected to be flat to down in 2000. However, we expect to be suppliers for certain aircraft engine programs that are strengthening, which will help offset those that are weakening. Long-term, we believe that regional airlines will continue to log more air miles than ever before, which will increase the demand for spare parts, maintenance, overhaul, and retrofit services. Increases in billings of fuel injection nozzles to industrial markets that we saw in 1999 are also expected to continue in 2000 and for the next several years.
  Segment earnings of Aircraft Engine Systems increased 47% in 1999 over 1998. About 83% of our increase in earnings can be directly attributed to the increase in net billings, using 1998's segment earnings as a percent of net billings. The remaining difference is primarily related to the following: 1) Our selling, general, and administrative activities are relatively independent of changes in billing volumes. As a result, our total selling, general, and administrative expenses increased only slightly on the 39% increase in billings. Domestically, our selling, general, and administrative expenses increased 6%. We actually reduced selling, general, and administrative expenses overseas by 35%, primarily because activities related to the start up of our Prestwick, Scotland, location were completed in 1998. 2) Included in the selling, general, and administrative expenses discussed above, and also in cost of goods sold, is depreciation expense. In 1999, we changed our depreciation methods from principally accelerated methods to the straight-line method for newly-acquired assets. This change reduced our 1999 cost of goods sold and selling, general, and administrative expenses by a total of about $1,080,000. 3) Amortization expense increased by $3,665,000 because we recognized expense associated with our June 1998 acquisition of Fuel Systems Textron, Inc. for a full 12-month period in 1999 as compared to 4 months in 1998.


1998 Compared to 1997
External net billings of Aircraft Engine Systems increased 18% in 1998 over 1997. The most significant reason for the increase was the June 1998 acquisition of Fuel Systems Textron, Inc. Excluding the effects of this acquisition, the increase would have been 2%. We estimate that about 60% of our billings result from sales to original equipment manufacturers and 40% from the aftermarket.
  Segment earnings increased 29% in 1998 over 1997. About 61% of our increase in earnings can be directly attributed to the increase in net billings, using 1997's segment earnings as a percent of net billings. The remaining difference is primarily related to reductions in cost of goods sold as a percent of net billings, partially offset by higher amortization expense. Improvements in cost of goods sold as a percent of billings were achieved because of changes in sales mix, including the impact of the June 1998 acquisition of Fuel Systems Textron, Inc., and cost reductions generated through various operational improvement initiatives. Amortization expense increased by $1,799,000 because of the impact of the June 1998 acquisition of Fuel Systems Textron, Inc.

Industrial Controls
<OPTION>
In thousands for the year
ended September 30,         1999      1998      1997
New basis of segmentation:
 External net billings     $191,568  $207,403  $200,809
Old basis of segmentation:
 External net billings      244,235   250,224   243,253
 Intersegment net billings    8,728       457       631
 Segment earnings            35,378    24,267    23,302

1999 Compared to 1998
External net billings for Industrial Controls under our new basis of segmentation, as restated for the mid-1999 change in the structure of the company's internal organization, decreased 8% in 1999 from 1998. Billings from our foreign locations, accounting for 60% of our 1999 billings, decreased 3%. Without the effects of foreign currency translation adjustments, the decrease overseas would have been 6%. Billings from our domestic location, accounting for 40% of our 1999 billings, decreased 15%. We believe these decreases, both foreign and domestic, are attributable to softness in Asian markets and in the oil and gas sectors.
  There are a number of signs that indicate to us the potential for increased sales in 2000 and beyond. The Asian markets are beginning to rebound, the price of oil has been increasing in recent months, and activities involving large gas turbines is very strong. In addition, the change in the structure of our internal organization is making it easier for us to focus on the specific needs of original equipment manufacturers. We believe this increased focus will help us succeed in becoming involved in more of the programs of original equipment manufacturers.
  The change in the organizational structure referred to above relates to the formation of Global Services, which focuses on providing control systems and related services to industrial engine users in retrofit situations. Prior to the change, Global Services was an integral part of Industrial Controls.
  External net billings of Industrial Controls under the old basis of segmentation, which included Global Services, decreased 2% in 1999 from 1998. In 1999, 55% of our billings were generated from our foreign locations and 45% from our domestic locations. Billings from our foreign locations decreased 3%. Without the effects of foreign currency translation adjustments, billings from our foreign locations would have decreased 5%. Billings from our domestic locations decreased 2% in 1999. Without estimated price increases, associated primarily with the Global Services portion of this segment, billings from our domestic locations would have decreased 5%. We believe these decreases, both domestic and foreign, are attributable to softness in Asian markets and in the oil and gas sectors. However, we were able to somewhat offset the decrease of our domestic locations by completing several large contracts for control system upgrades.
  Intersegment sales of Industrial Controls under the old basis of segmentation increased substantially in 1999 over 1998 due to sales of inventory to Automotive Products, which is included in other segments discussed below.
  Segment earnings of Industrial Controls under the old basis of segmentation increased 46% in 1999 over 1998. This increase resulted primarily from the following: 1) In the second quarter 1999, we terminated 197 members in connection with the change in our internal organization that resulted in the formation of Global Services. Most of the terminations occurred in our domestic locations, affecting all job functions to varying degrees. As a result of these and other cost control actions, we were able to reduce both our cost of goods sold and our selling, general, and administrative expenses at our domestic locations by approximately 10% for 1999 as compared to 1998. These reductions were offset somewhat by increases at our foreign locations, primarily in selling, general, and administrative expenses. Overall, our cost of goods sold decreased 6% on a sales decrease of 2% for 1999. This decrease in costs included reductions associated with the change in our depreciation methods from principally accelerated methods to the straight-line method for newly-acquired assets. 2) The 1999 change in our depreciation method reduced cost of goods sold and selling, general, and administrative expenses by a total of about $430,000. 3) We sold land located in The Netherlands, which resulted in a gain of $1,914,000 in 1999. 4) In 1998, we incurred expenses related to the consolidation and integration of operations at one of our foreign locations that we did not incur in 1999. 5) Foreign currency transaction gains in Japan improved segment earnings by approximately $800,000 for 1999 as compared to 1998.
  We believe the favorable impact of the changes in our internal organization which began in the third quarter of 1999 will continue in 2000 and beyond. Not only did this change result in a reduced cost structure, but it will enable us to better focus on the divergent needs of original equipment manufacturers and end users in retrofit situations.

1998 Compared to 1997
External net billings of Industrial Controls, under our new basis of segmentation which excludes Global Services, increased 3% in 1998 over 1997. Billings from our foreign locations, representing 57% of total billings in 1998, increased by 9%. Excluding foreign currency translation adjustments, most significantly from the currencies of Japan and The Netherlands, the billings increase from foreign locations would have been 16%. This growth was primarily the result of a strong engine controls market in Europe. Billings from our domestic location, accounting for 43% of total billings in 1998, decreased by 4% due to softening market conditions.
  External net billings of Industrial Controls, under the old basis of segmentation which includes Global Services, also increased 3% in 1998 over 1997. Billings from our foreign locations accounted for 55% of 1998 billings and increased 8% over 1997. The increase from our foreign locations would have been 16% without considering the impacts of foreign currency translation adjustments, most significantly from the currencies of Japan and The Netherlands. This growth was primarily the result of a strong engine controls market and higher shipments of engineered systems in Europe. Net billings from our domestic locations accounted for 45% of 1998 billings and decreased 3% from 1997 due to softening market conditions.
  Segment earnings of Industrial Controls under the old basis of segmentation increased 4% in 1998 over 1997. This increase resulted primarily from a decrease in cost of goods sold as a percent of net billings. Overall, our cost of goods sold increased 1% on a 3% increase in billings, reflecting the net of sales mix and cost changes. This earnings increase was offset somewhat in that we incurred expenses related to the consolidation and integration of operations at one of our foreign locations in 1998 that we did not incur in 1997.

Other Segments
<OPTION>
In thousands for the year
ended September 30,       1999       1998       1997
New basis of segmentation:
 External net billings    $79,421    $48,900    $42,444
Old basis of segmentation:
 External net billings     26,754      6,079          -
 Segment loss              (2,911)    (2,587)         -



1999 Compared to 1998
External net billings of other segments under our new basis of segmentation, as restated for the 1999 change in the structure of the company's internal organization, increased 62% in 1999 over 1998. Of the total billings reported for this segment in 1999, 71% was generated by domestic locations and 29% by foreign locations. Net billings from domestic locations increased 96% in 1999. This increase was due to the following: 1) In May 1998, we acquired Baker Electrical Products, Inc. Billings in 1999 reflect sales for a full 12-month period compared to a 5-month period in 1998. 2) Global Services has increased its sales volumes over 1998 by completing several large contracts for control system upgrades. 3) Automotive Products, which was formed at the time of the Baker acquisition, has begun to generate sales of new products in 1999. 4) Global Services has increased some of its prices.
  Net billings by foreign locations increased 15% in 1999. This increase is primarily related to the establishment of an Automotive Products location in Europe to generate sales in that area of the world.
  We believe there are a number of factors that will generate higher sales for our other segments in 2000 and beyond. First, with demands high, independent power producers are likely to consider the possibility of retrofitting equipment rather than installing new equipment in their facilities. With our increased focus on the retrofit markets following the 1999 change in our organization, we are poised to take advantage of these opportunities. We have also developed a number of products in our Automotive Products group that will begin shipping in 2000. We are encouraged by the market acceptance of both our products and our company as a supplier to small industrial engine manufacturers.
  External net billings of other segments under the old basis of segmentation, which excluded Global Services, increased 340% in 1999 over 1998. In May 1998, we acquired Baker Electrical Products, Inc. Billings in 1999 reflect sales for a full 12-month period compared to a 5-month period last year. Also, Automotive Products, which was formed at the time of the Baker acquisition, has begun to generate sales of new products in 1999.
  Segment losses of other segments under the old basis of segmentation were slightly higher in 1999 as compared to 1998. The impact of the 1999 change in depreciation method from principally accelerated methods to the straight-line method for newly-acquired assets reduced our loss in 1999 by about $190,000 from what it would have been under our previous methods. However, in 1999, as was the case in 1998, our sales volumes were insufficient to cover our costs of continuing investments in developing new products for this relatively new operation. We plan to continue to make investments in developing new products in 2000 to benefit future periods.

1998 Compared to 1997
External net billings of other segments under our new basis of segmentation increased 15% in 1998 over 1997. This increase was primarily due to the May 1998 acquisition of Baker Electrical Products, Inc., which generated 1998 billings of $6,079,000. Global Services experienced only a slight increase in sales, from its foreign locations, in 1998.
  External net billings and segment losses of other segments under our old basis of segmentation would have consisted solely of Automotive Products, which was formed following the May 1998 acquisition of Baker Electrical Products, Inc.

Expenses Excluded From Segment Earnings
<OPTION>
In thousands for the year
ended September 30,           1999       1998     1997
Restructuring expense        $  7,889  $      -  $      -
Interest expense               12,746     5,227     2,382
Interest income                  (827)     (708)     (780)
Unallocated corporate expenses 17,113    15,017    12,454



1999 Compared to 1998
We incurred restructuring expense in 1999 primarily in connection with a change in the structure of our internal Industrial Controls organization. We terminated 197 members, impacting all job functions to varying degrees. Most of the terminations were in Fort Collins and Loveland, Colorado. As part of this organization change, we formed Global Services, which focuses on providing control systems and related services to industrial engine users in retrofit situations.
  Interest expense increased in 1999 because we had higher levels of average outstanding debt in 1999 over 1998, resulting from borrowings for business acquisitions made in May 1998 and June 1998.
  Unallocated corporate expenses increased in 1999 over 1998 because of increases in corporate activities in support of the company, offset somewhat by a gain of $1,013,000 on the sale of non-operating real estate in Stevens Point, Wisconsin. Excluding this gain, unallocated corporate expenses were 3% of consolidated net billings in both 1999 and 1998. The impact of the 1999 change in depreciation method from principally accelerated methods to the straight-line method for newly-acquired assets reduced our unallocated corporate expenses in 1999 by about $240,000.

1998 Compared to 1997
Interest expense increased in 1998 because we had higher levels of average outstanding debt in 1998 over 1997, resulting from borrowings for business acquisitions made in May 1998 and June 1998. Unallocated corporate expenses increased in 1998 over 1997 primarily because of increases in business development activities. Unallocated corporate expenses were 3% of consolidated net billings in both 1998 and 1997.
                                         17

Net Earnings
<OPTION>
In thousands, except per share
amounts, for the year
ended September 30,             1999     1998     1997
Earnings before income
 taxes and equity in loss
 of unconsolidated affiliate  $53,298   $41,346 $39,688
Income taxes                   21,182    16,726  15,339
Equity in loss of
 unconsolidated affiliate,
 net of tax                     1,287     3,028   6,209
Net earnings                  $30,829   $21,592 $18,140
Basic earnings per share      $  2.74   $  1.90 $  1.58
Diluted earnings per share       2.73      1.90    1.57



1999 Compared to 1998
The increase in earnings before income taxes and equity in loss of unconsolidated affiliate, which consists of the segment earnings and expenses previously discussed, resulted in an increase in 1999 income taxes. Income taxes were provided at an effective rate in 1999 only slightly lower than the effective rate in 1998.
  The equity in loss of unconsolidated affiliate reflects our share of the losses generated by GENXON(tm) Power Systems, LLC, a 50/50 joint venture. Since its inception, most of the activities and costs incurred were directly related to product development. GENXON reduced the amount of development activities in 1999 from 1998. GENXON is focused on the retrofit market for installed, out-of-warranty industrial gas turbines, which we believed would develop before the original equipment manufacturer markets. However, the original equipment manufacturers have shown strong interest in the technology, and we are assessing our participation in that market. In the meantime, GENXON's costs will be significantly below the levels of those incurred in 1999.
  Basic and diluted earnings per share both increased about 44% on a net earnings increase of 43% in 1999 as compared to 1998. This difference is due to slight decreases in the weighted-average shares of common stock outstanding both before and after the assumed exercise of outstanding stock options.

1998 Compared to 1997
The increase in earnings before income taxes and equity in loss of unconsolidated affiliate resulted in an increase in 1998 income taxes. Income taxes were provided at a higher effective rate in 1998 than in 1997 due to the effects of foreign losses that provided no tax benefit and foreign tax rate differences.
  The equity in loss of unconsolidated affiliate reflects our share of the losses generated by GENXON Power Systems, LLC, a 50/50 joint venture. Since its inception, most of the activities and costs incurred were directly related to product development. GENXON reduced the amount of development activities in 1998 from 1997.
  Basic earnings per share increased about 20% and diluted earnings per share increased about 21% on a net earnings increase of 19% in 1998 as compared to 1997. This difference is due to slight decreases in the weighted-average shares of common stock outstanding both before and after the assumed exercise of outstanding stock options.


FINANCIAL CONDITION
Our discussion and analysis of financial condition is presented by segment for total segment assets, which consists of accounts receivable, inventories, property, plant, and equipment-net and intangibles-net. We also discuss and analyze other balance sheet and cash flow items. Together, this discussion and analysis will help you assess our liquidity and capital resources, as well as understand changes in our financial condition.

Assets
In thousands at September 30,    1999     1998      1997
Total segment assets-
  old basis of segmentation:
 Aircraft Engine Systems       $330,299  $321,646  $137,913
 Industrial Controls            148,600   163,819   146,059
 Other Segments                  17,873    13,994         -
Unallocated corporate
 property, plant, and
 equipment-net and
 intangibles-net                  3,926     7,438     7,326
Other unallocated assets         49,966    56,538    56,812
Total assets                   $550,664  $563,435  $348,110



1999 Compared to 1998
Aircraft Engine Systems total segment assets at September 30, 1999, were 3% higher than a year earlier. Increases in accounts receivable and inventory attributable to increased business activity were offset somewhat by reductions in intangibles due to amortization expense, net of additions to goodwill. Additions to goodwill totaled $2,459,000 in 1999, most of which were related to recording accrued pension benefit costs assumed as part of the June 1998 acquisition of Fuel Systems Textron, Inc.

  Industrial Controls total segment assets at September 30, 1999, were 9% lower than a year earlier. Domestic inventory balances were reduced from relatively high levels at the end of 1998. Also, total capital expenditures in 1999 were at about 50% of total depreciation expense for the year and $2,628,000 lower than in 1998. We do not expect to maintain this low level of capital expenditures in the future.
  Total segment assets of our other segmants increased during 1999 due to increased business activity in Automotive Products.

1998 Compared to 1997
  Aircraft Engine Systems total segment assets at September 30, 1998, were $183,733,000 higher than a year earlier primarily because of the June 1998 acquisition of Fuel Systems Textron, Inc. Exclusive of segment assets at September 30, 1998, that are associated with this acquired business, total segment assets would have decreased 9%. These reductions were achieved primarily in accounts receivable and inventories.
  Industrial Controls total segment assets at September 30, 1998, were 12% higher than a year earlier. Accounts receivable balances in Europe increased due to higher shipments and lengthened collection periods, partially offset by increases in allowance for losses of accounts receivable. Inventory balances in the United States were also increased in anticipation of 1999 shipments.
  Total segment assets of our other segments at September 30, 1998, resulted from the May 1998 acquisition of Baker Electrical Products, Inc.

Selected Other Balance Sheet Items
In thousands at September 30,     1999      1998      1997
Total assets                    $550,664  $563,435  $348,110
Working capital (current
 assets less current liabilities)124,392   119,506   124,827
Long-term debt, less
 current portion                 139,000   175,685    17,717
Other liabilities                 46,620    40,111    34,901
Commitments and contingencies          -         -         -
Shareholders' equity             241,992   220,102   210,614



1999 Compared to 1998
Our balance sheet remained strong at September 30, 1999. Changes in our balance sheet from 1998 included an increase in working capital and a reduction in long-term debt, made possible from operating cash flows. Other liabilities increased in 1999 due to pension benefit obligations assumed as part of the June 1998 acquisition of Fuel Systems Textron, Inc. and other changes in postemployment and retirement obligations. Shareholders' equity increased 10%, resulting from 1999 net earnings in excess of cash dividend payments.
  We are currently involved in matters of litigation arising from the normal course of business, including certain environmental and product liability matters. Further discussion of these matters are in Note P in the Notes to Consolidated Financial Statements.

1998 Compared to 1997
Our balance sheet remained strong at September 30, 1998. Changes in our balance sheet from 1997 included a significant increase in total assets and long-term debt, both driven primarily by the May and June 1998 business acquisitions. Working capital decreased only slightly from the prior year. Other liabilities increased in 1998 due to retirement healthcare benefit obligations assumed as part of the June 1998 acquisition of Fuel Systems Textron, Inc. and other changes in retirement obligations. Shareholders' equity increased 5%, resulting from 1999 net earnings in excess of cash dividend payments.

Selected Cash Flow Items
In thousands for the year
ended September 30,           1999      1998      1997
Net cash provided by
 operating activities         $59,932   $43,053   $56,079
Net cash used in
 investing activities         (17,963) (207,945)  (28,579)
Net cash provided by (used in)
 financing activities         (42,982)  162,626   (25,179)



1999 Compared to 1998
Net cash flows provided by operations increased by 39% in 1999 over 1998. This increase is primarily driven by increased net earnings before noncash expenses. The most significant of these noncash expenses is depreciation and amortization, which increased largely due to intangibles associated with the May and June 1998 business acquisitions and deferred income taxes.
  Net cash flows used in investing activities decreased by $189,982,000 in 1999 as compared to 1998. Without the cash flows associated with the May and June 1998 business acquisitions, the decrease would have been $8,239,000. This change is primarily related to proceeds from the 1999 sale of non-operating real estate in Stevens Point, Wisconsin, and land in The Netherlands, and to reduced losses associated with our equity in the GENXON Power Systems, LLC joint venture. Based on current operating conditions, we expect an increase in capital expenditures in 2000 over 1999 more in line with depreciation expense.
                                        19

  Net cash flows for financing activities changed by $205,608,000 in 1999 as compared to 1998. Without the cash flows associated with 1998 borrowings under a term note and a revolving line of credit made because of the May and June 1998 business acquisitions, the change would have been $22,608,000. Net cash flows provided by operations in excess of net cash flows used in investing activities enabled us to reduce our debt by a greater amount than in 1998.
  Future cash flows from operations and available revolving lines of credit are expected to be adequate to meet our investing and financing cash requirements during the next twelve months. However, it is possible business acquisitions could be made in the future that would require amendments to existing debt agreements and the need to obtain additional financing.

1998 Compared to 1997
Net cash flows provided by operating activities decreased in 1998 compared to 1997 primarily due to relative changes in working capital, assets, and liabilities in 1998 compared to 1997.
  Net cash flows used in investing activities increased in 1998 over 1997 mainly due to the 1998 business acquisitions. Capital expenditure levels in 1998 were 1.4% lower than in 1997.
  Net cash flows related to financing activities changed by $187,805,000 in 1998 compared to 1997. Borrowing, both short-term and long-term, were the primary sources of cash during 1998. Without the cash flows associated with 1998 borrowings under a term note and a revolving line of credit made because of the May and June 1998 business acquisitions, the change would have been $4,805,000.


OTHER MATTERS
Market Risks
Our long-term debt is sensitive to changes in interest rates. We monitor trends in interest rates as a basis for determining whether to enter into fixed rate or variable rate debt agreements and for the basis of determining the duration of such agreements. Our primary objective is to minimize our long-term costs of borrowing. Currently, all long-term debt is denominated in U.S. dollars and consists primarily of variable rate agreements associated with LIBOR market rates. We do not have any derivative instruments associated with interest rates. A hypothetical 1% immediate increase in interest rates would adversely affect our 2000 net earnings and cash flows by approximately $900,000 and reduce the fair value of our long-term debt, as measured at September 30, 1999, by approximately $250,000. Last year, a hypothetical 1% immediate increase in interest rates would have adversely affected our 1999 net earnings and cash flows by approximately $975,000 and reduced the fair value of our long-term debt by approximately $425,000.
  Assets, liabilities, and commitments that are to be settled in cash and are denominated in foreign currencies for transaction purposes are sensitive to changes in currency exchange rates. We monitor trends in foreign currency exchange rates and our exposure to changes in those rates as a basis for determining whether to use hedging strategies. Our primary exposures are to the European Monetary Union euro, the British pound and the Japanese yen. We do not have any derivative instruments associated with foreign currency exchange rates. A hypothetical 10% immediate decrease in the value of the United States dollar relative to all other currencies, when applied to September 30, 1999, balances, would adversely affect our expected 2000 net earnings and cash flows by approximately $1,780,000. Last year, a hypothetical 10% immediate decrease in the value of the United States dollar relative to all other currencies would have adversely affected our expected 1999 net earnings and cash flows by $1,750,000.

Year 2000 Readiness
We recognize the potential problems associated with the year 2000. In May 1997, we formed a task force, with representation from each location, to address this risk. The mission statement adopted by the task force is:
  We will provide year 2000 compliant products, work with customers who have existing products to validate year 2000 compliance, and provide other year 2000 services. We intend to provide uninterrupted, normal operation of business-critical systems at all Woodward locations before, during, and after the turn of the century and we will manage the problems associated with non-critical systems. In addition, we will encourage similar compliance from customers, suppliers, and partners as appropriate, and we will work with them to achieve this goal.
  We identified our year 2000 risks in three categories: products, internal systems, and external noncompliance by partners and suppliers.
  We evaluated our manufactured products, have determined the year 2000 compliance of such products, and informed our customers and end-users through our Internet site and by other appropriate means. As a stand-alone product and operating system, we will continue to determine year 2000 compliance, by testing and other means, to validate our product's
                                       20
compliance. However, products with time-date functions have the capability of being programmed, configured or otherwise modified for their particular applications, prior to or following installation. We may or may not have had any involvement in, or responsibility for, these modifications. Additionally, in certain cases, our systems have included auxiliary hardware and software with time-date functions not manufactured by us, but provided by third party suppliers. While we remain committed to supporting and assisting our customers and end-users as they assess such systems, limitations imposed by license agreement restrictions, in some cases, and non-access to source code, in other cases, make it generally impossible for us to determine (except by testing individual systems) the year 2000 compliance of third party supplied hardware and software not manufactured by us.
  Regarding internal systems, including information systems, manufacturing equipment and facilities, we completed our awareness, inventory, assessment, and prioritization tasks. We have completed the upgrade/remediation, compliance validation, and contingency plan development tasks associated with mission-critical systems. Non-critical internal systems are being addressed now. Each non-critical system has been assigned a priority rating. The higher priority systems have been addressed. Medium and high priority systems will be addressed by December 31, 1999.
  We have contacted partners and suppliers with requests for their year 2000 project status to determine if they will be adversely affected by the year 2000 and consequently cause disruption to our operations. We are using phone audits for follow-up and have developed contingency plans for our high-risk critical suppliers.
  We have applied available and beneficial provisions of the federal "Year 2000 Information and Readiness Disclosure Act." Statements such as the mission statement and other comments above should be regarded as being "Year 2000 Statements" and "Year 2000 Readiness Disclosures," as applicable, within the meaning of, and subject to, the exclusions prescribed by this Act.
  External costs of corrective efforts, principally system reprogramming and upgrades, are not anticipated to be material and are currently estimated to be less than $600,000. Total external costs incurred for corrective efforts through September 30, 1999, were $247,000, with remaining budgeted year 2000 costs anticipated to be incurred in the first quarter of fiscal 2000. Even though management feels that planned corrective efforts should adequately address year 2000 issues, there can be no assurance that unforeseen difficulties will not arise. There is no assurance that the failure of any external party to resolve its year 2000 issues would not have an adverse effect on the company.

Recent Accounting Pronouncements
In March 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." This statement provides guidance on accounting for the costs of software developed or obtained for internal use and is effective in fiscal year 2000. We have determined that we will need to capitalize certain software development costs that we have expensed in the past. We have estimated that the effect of complying with this statement for planned projects will be to increase net earnings in 2000 by approximately $650,000.
  In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities." Following a subsequent deferral of the original implementation date, it is effective in fiscal year 2001. This statement establishes accounting and reporting standards for derivative instruments and for hedging activities. Among other requirements, it requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative. We currently do not have any derivative instruments and do not expect this new statement to have any significant impact on our consolidated financial statements.

STATEMENTS OF CONSOLIDATED EARNINGS
Woodward Governor Company and Subsidiaries
                                 Year Ended September 30,

(In thousands except per
share amounts)                  1999       1998         1997

Net billings for products and
 services                     $596,904    $490,476    $442,216

Costs and expenses:
   Cost of goods sold          437,121     356,802     325,837
   Sales, general, and
     administrative expenses    79,043      79,332      72,295
   Amortization of
     intangible assets           6,769       2,927         983
   Restructuring expense         7,889           -           -
   Interest expense             12,746       5,227       2,382
   Interest income                (827)       (708)       (780)
   Other expense-net               865       5,550       1,811

     Total costs and expenses  543,606     449,130     402,528


Earnings before income taxes and equity in loss
   of unconsolidated affiliate  53,298      41,346      39,688
Income taxes                    21,182      16,726      15,339


Earnings before equity in loss
   of unconsolidated affiliate  32,116      24,620      24,349
Equity in loss of unconsolidated
   affiliate, net of tax         1,287       3,028       6,209

Net earnings                   $30,829     $21,592     $18,140

Basic earnings per share       $  2.74     $  1.90     $  1.58

Diluted earnings per share     $  2.73     $  1.90     $  1.57


Weighted-average number of basic
    shares outstanding          11,272      11,340      11,482


Weighted-average number of
   diluted shares outstanding   11,292      11,379      11,525


See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS
Woodward Governor Company and Subsidiaries




(In thousands except per share          At September 30,
    amounts)                           1999         1998
Assets
  Current assets:
     Cash and cash equivalents      $  10,449    $  12,426
     Accounts receivable, less
       allowance for losses of $4,417
       for 1999 and $4,451 for 1998   115,517      108,212
     Inventories                      104,257      106,404
     Deferred income taxes             17,221       20,001

       Total current assets           247,444      247,043

  Property, plant, and equipment, at cost:
     Land                               6,100        6,127
     Buildings and improvements       128,668      127,054
     Machinery and equipment          227,611      215,358
     Construction in progress           3,534        2,855

                                      365,913      351,394
     Less allowance for depreciation  241,791      221,342

  Property, plant, and equipment-net  124,122      130,052
  Intangibles-net                     156,802      162,229
  Other assets                          4,287        4,540
  Deferred income taxes                18,009       19,571

Total assets                         $550,664     $563,435


Liabilities and shareholders' equity
  Current liabilities:
     Short-term borrowings           $  7,303     $ 12,927
     Current portion of long-term debt 34,650       25,033
     Accounts payable and accrued
      expenses                         76,772       82,916
     Taxes on income                    4,327        6,661

       Total current liabilities      123,052      127,537

  Long-term debt, less current portion139,000      175,685
  Other liabilities                    46,620       40,111
  Commitments and contingencies           -            -

  Shareholders' equity represented by:
     Preferred stock, par value $.003 per
      share, authorized 10,000 shares, no
      shares issued                       -            -
     Common stock, par value $.00875 per
      share, authorized 50,000 shares,
      issued 12,160 shares                106          106
     Additional paid-in capital        13,300       13,304
     Unearned ESOP compensation        (7,450)      (9,723)
     Accumulated other comprehensive
      earnings                          9,351        9,849
Retained earnings                     247,420      226,736

                                      262,727      240,272
     Less treasury stock, at cost      20,735       20,170

        Total shareholders' equity    241,992      220,102

Total liabilities and shareholders'
   equity                            $550,664     $563,435


See accompanying Notes to Consolidated Financial Statements.

STATEMENTS OF CONSOLIDATED SHAREHOLDERS' EQUITY
Woodward Governor Company and Subsidiaries

(In thousands                     Accum.
 of dollars                       Other
 except per      Add'l    ESOP    Compre-
 share   Common Paid-in  Compen-  hensive Retained  Treasurey Stock    Total
 amounts) Stock Capital  sation  Earnings Earnings  Shares    Amount   Amount
Balance at
 September 30,
 1996      $106 $13,249 $(14,665) $13,620 $207,392 612,584 $(11,707) $207,995
 Net earnings -    -        -        -      18,140    -        -       18,140
 Other
  comprehensive
  earnings    -    -        -      (4,229)   -       -        -       (4,229)
 Total
 comprehensive
 earnings                                                             13,911
 Purchases of
   treasury
   stock      -    -        -        -        -    109,600  (3,761)   (3,761)
 Sales of
   treasury
   stock      -    28       -        -        -     (7,042)    168       196
 Issuance of
 stock to ESOP-     6       -        -        -     (2,108)     51        57
 ESOP compensation
   expense    -    -       2,537     -        -       -        -        2,537
 Cash dividends-$.93
   per common
   share      -    -        -        -     (10,681)   -        -      (10,681)
 Tax benefit applicable to
   ESOP
   dividend   -    -        -        -         360    -        -          360


Balance at
  September 30,
  1997      106 13,283   (12,128)    9,391   215,211 713,034 (15,249) 210,614
 Net earnings -   -        -         -        21,592    -       -      21,592
 Other
   comprehensive
   earnings   -   -        -           458      -       -       -         458
 Total
 comprehensive
 earnings                                                              22,050
 Purchases of
   treasury
   stock      -   -        -         -          -    160,413  (5,174)  (5,174)
 Sales of
   treasury
   stock      -   10       -         -          -     (8,580)    206      216
 Issuance of
   stock to
   ESOP       -   11       -         -          -     (1,977)     47       58
 ESOP
   compensation
   expense    -   -       2,405      -          -       -        -      2,405
 Cash dividends-$.93
   per common
   share      -   -        -         -       (10,543)   -        -    (10,543)
 Tax benefit
   applicable to
   ESOP
   dividend   -   -        -         -           476    -        -        476


Balance at
  September 30,
  1998      106 13,304   (9,723)    9,849    226,736 862,890 (20,170) 220,102
 Net earnings -   -        -         -        30,829    -       -      30,829
 Other comprehensive
   earnings   -   -        -         (498)     -        -       -        (498)
 Total comprehensive
   earnings                                                            30,331
 Purchases of
   treasury
   stock      -   -        -         -         -     46,700   (1,029)  (1,029)
 Sales of
   treasury
   stock      -     (3)    -         -         -    (13,049)     313      310
 Issuance of
   stock to
   ESOP       -     (1)    -         -         -     (6,287)     151      150
 ESOP compensation
   expense    -   -      2,273       -         -        -        -      2,273
 Cash dividends-$.93
   per common
   share      -   -       -          -      (10,484)    -        -    (10,484)
 Tax benefit
   applicable
   to ESOP
   dividend and
   stock
   options    -   -       -          -          339     -        -        339


Balance at
  September 30,
  1999     $106 $13,300 $ (7,450) $ 9,351 $247,420 890,254 $(20,735) $241,992


See accompanying Notes to Consolidated Financial Statements.

STATEMENTS OF CONSOLIDATED CASH FLOWS
Woodward Governor Company and Subsidiaries
                                            Year Ended September 30,

(In thousands of dollars)            1999       1998     1997
Cash flows from operating activities:
Net earnings                        $30,829   $21,592  $18,140

Adjustments to reconcile net earnings to
 Net cash provided by operating activities:
Depreciation and amortization        32,036    26,642   22,837
Net (gain) loss on sale of property,
 plant, and equipment                (2,848)        7     (258)
Deferred income taxes                 4,342    (1,046)      44
ESOP compensation expense             2,273     2,405    2,537
Equity in loss of unconsolidated
 affiliate                            2,079     4,808    8,243
Changes in operating assets and
 liabilities, net of acquisitions:
   Accounts receivable               (8,015)   (5,489) (13,070)
   Inventories                        2,145    (8,313)   7,262
   Current liabilities, other than
    short-term borrowings and current
    portion of long-term debt        (7,228)   (3,893)  10,164
   Other-net                          4,319     6,340      180

   Total adjustments                 29,103    21,461   37,939

Net cash provided by operating
 activities                          59,932    43,053   56,079

Cash flows from investing activities:
Payments for purchase of property, plant,
 and equipment                      (22,789)  (20,862) (21,152)
Proceeds from sale of property, plant,
 and equipment                        6,293     1,305    1,022
Investment in unconsolidated
 affiliate                           (1,405)   (5,462)  (8,243)
Business acquisitions, net of cash
 acquired                               (62) (181,805)     -
Other                                     -    (1,121)    (206)

Net cash used in investing
 activities                         (17,963) (207,945) (28,579)

Cash flows from financing activities:
Cash dividends paid                 (10,484)  (10,543) (10,681)
Proceeds from sales of treasury stock   310       216      196
Purchases of treasury stock          (1,029)   (5,174)  (3,761)
Net proceeds (payments) from borrowings
 under revolving lines              (23,050)   87,768   (6,431)
Proceeds from long-term debt         75,000   100,000      -
Payments of long-term debt          (84,068)  (10,117)  (4,862)
Tax benefit applicable to ESOP dividend
 and stock options                      339       476      360

Net cash provided by (used in)
 financing activities               (42,982)  162,626  (25,179)

Effect of exchange rate changes
 on cash                               (964)     (307)    (392)
Net change in cash and cash
 equivalents                         (1,977)   (2,573)   1,929
Cash and cash equivalents, beginning of
 year                                12,426    14,999   13,070

Cash and cash equivalents, end
 of year                            $10,449   $12,426  $14,999

Supplemental cash flow information:
Interest expense paid               $12,675   $ 3,797  $ 2,434
Income taxes paid                   $19,024   $11,255  $ 8,629

Noncash investing and financing activities:
Liabilities assumed in business
  acquisitions                     $  1,994   $25,527 $    -

See accompanying Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of dollars except per share amounts)
A.  Significant accounting policies:
Principles of consolidation: The consolidated financial statements include the accounts of the company and its majority-owned subsidiaries. Transactions within and between these companies are eliminated. Results of joint ventures are included in the financial statements using the equity method of accounting.

Use of estimates: Financial statements prepared in conformity with generally accepted accounting principles require the use of estimates and assumptions that affect amounts reported. Actual results could differ materially from our estimates.
Foreign currency translation: The assets and liabilities of substantially all subsidiaries outside the United States are translated at year-end rates of exchange and earnings and cash flow statements are translated at weighted average rates of exchange. Translation adjustments are accumulated with other comprehensive earnings as a separate component of shareholders' equity and are presented net of tax in the statements of consolidated shareholders' equity. We have no other components of accumulated other comprehensive earnings.

Revenue recognition: Billings for products and services are recognized when products are shipped or services are provided to the customer.

Research and development costs: Expenditures related to new product development are charged to expense when incurred and totaled approximately $24,600 in 1999, $18,500 in 1998, and $11,300 in 1997.

Income taxes: Deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of the company's assets and liabilities. We provide for taxes which may be payable if undistributed earnings of overseas subsidiaries were to be remitted to the United States.

Cash equivalents: Highly liquid investments purchased with an original maturity of three months or less are considered to be cash equivalents.

Inventories: Inventories are valued at the lower of cost or market, with cost being determined on a first-in, first-out basis.

Property, plant, and equipment: Property, plant, and equipment are recorded at cost and are depreciated over the estimated useful lives of the assets, ranging from 5 to 45 years for buildings and improvements and 3 to 15 years for machinery and equipment. Assets placed in service as of and prior to September 30, 1998, are depreciated principally using accelerated methods. Assets placed in service after September 30, 1998, are depreciated using the straight-line method. This change was made to better reflect improvements in preventative maintenance practices that have generally resulted in more uniform productive capabilities and maintenance costs of machinery and equipment over the useful life of an asset. Net earnings in 1999 were increased by approximately $1,150 as a result of this change in depreciation method. Beginning October 1, 1999, we will capitalize certain costs associated with developing software to be used by us. Previously we expensed such costs as incurred. This change is being made to adopt the provisions of Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," issued by the American Institute of Certified Public Accountants in March 1998. The effect of this change is expected to increase net earnings in 2000 by approximately $650.

Intangibles: Intangibles are amortized over the periods estimated to be benefited using the straight-line method. No amortization period exceeds 30 years. We apply impairment losses on long-lived assets first to related goodwill. Impairment losses are recognized whenever expected operating cash flows are less than the carrying values of specific groups of property, plant and equipment, identifiable intangibles and related goodwill.

B. Business acquisitions: In May 1998, we acquired the net assets of Baker Electrical Products, Inc., a manufacturer of electromagnetic coils for anti-lock braking systems, for $7,096. In June 1998, we acquired the stock of Fuel Systems Textron, Inc. (subsequently renamed Woodward FST, Inc.), a leading designer, developer, and manufacturer of fuel injection nozzles, spray manifolds, and fuel metering and distribution valves for gas turbine engines, for $174,771. These acquisitions were financed utilizing borrowings under a term loan and a revolving line of credit. Both of the acquisitions were accounted for using the purchase method of accounting and results of operations of the acquired companies were included in our consolidated results from their acquisition dates. The excess of the purchase price over the estimated fair value of tangible and identifiable intangible net assets acquired is being amortized over 15 years for Baker Electrical Products, Inc. and 30 years for Fuel Systems Textron, Inc.

The following unaudited pro forma information summarizes the results of operations for 1998 and 1997 as if the acquisition of Fuel Systems Textron, Inc. had been completed on October 1, 1996,
                                      26
the beginning of the 1997 fiscal year. This information reflects the actual operating results prior to the acquisition and adjustments to reflect estimated interest, depreciation, amortization of intangibles, and income taxes. These pro forma amounts should not be considered indicative of the results that would have actually been obtained if the acquisition had occurred on October 1, 1996, or that may be obtained in the future. (The pro forma information excludes the acquisition of Baker Electrical Products, Inc. as the resulting pro forma data would not have been materially different from the results reported.)

Year ended September 30,           1998      1997
Net billings                    $558,630  $524,316
Earnings before equity in loss of
  unconsolidated affiliate        24,627    23,953
Net earnings                      21,599    17,744
Basic earnings per share            1.90      1.55
Diluted earnings per share          1.90      1.54

C. Restructuring expense: We incurred restructuring expense of $7,889 during 1999 in connection with a change in the structure of our internal Industrial Controls organization (described more fully in Note R) and the consolidation of two of our facilities. This amount reflects a $285 fourth quarter reduction of the amount originally recognized in our second quarter ended March 31, 1999. The amount of restructuring expense accrued at September 30, 1999, totaled $475 and is related to member termination benefits.

Restructuring expense for termination benefits and other termination related costs totaled $7,351 and related to the termination of 197 members in 1999. The terminations impacted all job functions to varying degrees, primarily in Fort Collins and Loveland, Colorado, where 148 members were terminated. Restructuring expense associated with the consolidation of two of our facilities was primarily for the exit from one of those facilities and totaled $538.

D. Equity in loss of unconsolidated affiliate: The equity in loss of unconsolidated affiliate is related to our 50% interest in GENXON Power Systems, LLC, and is presented net of tax benefit of $792 in 1999, $1,780 in 1998 and $2,034 in 1997. This venture combines our proprietary fuel metering and control technology with an unique catalytic combustion technology to offer an ultra-low NOx emission control system. To date, most of the activities and costs incurred were directly related to product development, resulting in joint venture pretax losses of $4,157 in 1999, $9,615 in 1998 and $10,486 in 1997. At September 30, 1999, the
joint venture had total assets of $608 and total liabilities of $646. At September 30, 1998, the joint venture had total assets of $2,095 and total liabilities of $786.

E. Income taxes: Income taxes, which are presented in the statement of consolidated earnings exclusive of the tax benefits associated with the unconsolidated affiliate GENXON Power
Systems, LLC, consisted of the following:

Year ended September 30,     1999      1998     1997
Currently payable:
 Federal                    $11,242   $10,165  $ 6,504
 State                        1,484     1,768    1,551
 Foreign                      3,929     6,586    6,474
Deferred                      4,527    (1,793)     810
                            $21,182   $16,726  $15,339

Deferred income taxes presented in the consolidated balance sheets are related to the following:

At September 30,                  1999      1998
Deferred tax assets:
 Postretirement and
   early retirement benefits    $18,560    $17,927
 Foreign net operating loss
   and state tax credits          9,255      8,833
 Inventory                        8,624      8,609
 Other                           18,748     20,400
 Valuation allowance            (11,716)   (11,296)
 Total deferred tax assets,
   net of valuation allowance    43,471     44,473
Deferred tax liabilities:
 Intangibles-net                 (4,734)    (2,026)
 Other                           (3,507)    (2,875)
 Total deferred tax liabilities  (8,241)    (4,901)
 Net deferred tax assets        $35,230    $39,572

We recorded a valuation allowance to reflect the estimated amount of deferred tax assets which may not be realized primarily due to capital loss carryforwards and foreign net operating loss carryforward limitations. Remaining deferred tax assets are expected to be realized through future earnings. The changes in the valuation allowance were as follows:

Year ended September 30,                1999      1998
Beginning balance                   $(11,296)  $ (9,703)
Foreign net operating loss carryforward (376)    (1,646)
State net operating loss carryforward    (44)       (36)
Capital loss carryforward               -            89
Ending balance                      $(11,716)  $(11,296)


The reasons for the differences between our effective income tax rate and the United States statutory federal income tax rate were as follows:



Percent of pre-tax earnings,
year ended September 30,   1999      1998      1997
Statutory rate             35.0      35.0      35.0
State income taxes, net
 of federal tax benefit     2.5       2.5       2.2
Foreign loss effect         2.3       2.6      (0.1)
Foreign tax rate differences2.1       1.8       0.4
Foreign sales corporation  (1.6)     (1.5)     (0.8)
Other items, net           (0.6)      0.1       1.9
Effective rate             39.7      40.5      38.6

  F.   Earnings per share:

Year ended September 30,           1999     1998     1997
Net earnings (A)                 $30,829  $21,592  $18,140
Determination of shares,
  in thousands:
 Weighted-average shares
   of common stock
   outstanding (B)                11,272   11,340   11,482
 Assumed exercise of
   stock options                      20       39       43
 Weighted-average shares
   of common stock outstanding
   assuming dilution,
   in thousands (C)               11,292   11,379   11,525
Basic earnings per share (A/B)    $ 2.74   $ 1.90   $ 1.58
Diluted earnings per share (A/C)  $ 2.73   $ 1.90   $ 1.57

The following stock options were outstanding during 1999, 1998, and 1997 but were not included in the computation of diluted earnings per share because the options' exercise prices were greater than the average market price of the common shares during the respective periods:



Year ended September 30,          1999     1998      1997
Options                          220,375  181,935       266
Weighted-average exercise price  $ 32.34  $ 32.46   $ 33.75

G.   Inventories:

At September 30,            1999           1998
Raw materials            $   2,452     $   2,397
Component parts             64,059        65,707
Work in process             26,955        26,994
Finished goods              12,021        13,256
                           105,487       108,354
Less progress payments      (1,230)       (1,950)
                          $104,257      $106,404

H.   Intangibles-net:

At September 30,             1999       1998
Goodwill                   $ 95,552  $ 97,479
Customer relationships       42,357    43,834
Other                        18,893    20,916
                           $156,802  $162,229

Intangibles are shown net of accumulated amortization of $10,732 in 1999 and $5,424 in 1998.

I. Short-term borrowings: Short-term borrowings reflect borrowings under certain bank lines of credit. The total amount available under these lines of credit, including outstanding borrowings, totaled $46,280 at September 30, 1999, and $49,949 at September 30, 1998. Interest on borrowings under the lines of credit is based on various short-term rates. Several of the lines require compensating balances or commitment fees. The lines, generally reviewed annually for renewal, are subject to the usual terms and conditions applied by the banks. The weighted-average interest rate for outstanding borrowings was 4.4% at September 30, 1999, 5.1% at September 30, 1998, and 4.7% at September 30,
1997.
J.  Long-term debt:

At September 30,                  1999      1998
Term note                       $ 96,250  $100,000
Borrowings under revolving line
 of credit facility               65,000    83,000
ESOP debt guarantee-8.01%          9,500    12,000
Unsecured note-9.45%               2,900     5,600
Other                                  -       118
                                 173,650   200,718
Less current portion              34,650    25,033
                                $139,000  $175,685

During the third quarter of 1998, we entered into uncollateralized financing arrangements with a syndicate of U.S. banks, including a $100,000 term note and a revolving line of credit facility up to a maximum amount of $150,000. The interest rate on borrowings under the term note varies with LIBOR and was 5.94% at September 30, 1999. The revolving line of credit facility carries a facility fee of 0.25%, with outstanding borrowings due 5 years from the inception of the agreement. The interest rate on borrowings under the revolving line of credit facility varies with LIBOR, the money market rate or the prime rate, and was 5.87% at September 30, 1999.

In June 1992, the company's Member Investment and Stock Ownership Plan (a qualified employee stock ownership plan) borrowed $25,000 for a term of 11 years and used the proceeds to buy 1,027,224 shares of common stock from the company. We guaranteed the payment of the loan and agreed to make future contributions to the plan sufficient to repay the loan. Accordingly, the original amount of the loan was recorded as long-term debt and unearned ESOP compensation. The consolidated balance sheets reflect the outstanding balance of the loan in long-term debt and the remaining unearned ESOP compensation as a component of shareholders' equity. Unearned ESOP compensation has been reduced using the shares allocated method for shares allocated to plan participants. The unallocated shares were 306,088 at September 30, 1999, 399,492 at September 30, 1998, and 498,304 at September
30, 1997.

Exclusive of the revolving line of credit facility, required future principal payments of long-term debt are: $21,650 in 2000, $22,500 in 2001, $22,500 in 2002, and $42,000 in 2003. At
September 30, 1999, we classified $13,000 of borrowings under the revolving line of credit facility as current. The remaining borrowings of $52,000 are classified as long-term as we have both the intent and ability, through the company's revolving line of credit facility, to refinance this amount on a long-term basis. Provisions of the debt agreements require us to maintain a minimum fixed-charge coverage ratio, current ratio, consolidated net worth, and a maximum funded debt to total capitalization ratio, as defined in the agreements and permit the lenders to accelerate repayment requirements in the event of a material adverse event. In addition, the agreements require us to make a prepayment of all net proceeds from future indebtedness and 50% of the net proceeds from future issuance of equity instruments. Further provisions limit our ability to incur debt, pay cash dividends, sell certain assets, acquire other businesses, and purchase the company's capital stock, among other things. At September 30, 1999, we had the ability to pay dividends and purchase the company's common stock up to $32,630.

K.   Accounts payable and accrued expenses:

At September 30,                        1999      1998
Accounts payable                      $20,923   $24,432
Salaries and other member benefits     27,706    24,656
Taxes, other than on income             5,479     7,255
Other items-net                        22,664    26,573
                                      $76,772   $82,916

L. Retirement benefits: We provide various benefits to eligible members of our company, including retirement healthcare benefits, pension benefits, and contributions to various defined contribution plans.

Currently, approximately 56% of our members may become eligible for healthcare benefits, generally after reaching age 55 with 10 years of service or after reaching age 65. We pay 80% to 100% of eligible healthcare expenses of retired members, their dependents and survivors which are not paid by Medicare, up to maximum amounts established under the plans. Plan participants share in the cost of these benefits in varying amounts based on years of service, and we have the right to modify or terminate the plans. The plans are not funded and there are no plan assets. Changes in the benefit obligations, the unfunded status of the plans, and the amount of accrued benefit costs for our retirement healthcare plans were as follows:

At or for the year ended September 30,      1999     1998
Change in benefit obligation:
   Benefit obligation at beginning of year $40,651 $34,632
   Service cost                              1,103   1,054
   Interest cost                             2,587   2,551
   Contributions by plan participants        2,208   2,581
   Net actuarial losses (gains)             (6,325)  1,560
   Benefits paid                            (3,405) (4,120)
   Business acquisition                          -   2,393
Benefit obligation at end of year
 and unfunded status                        36,819  40,651
Unrecognized net actuarial gains             7,785   1,460
Total accrued benefit cost                  44,604  42,111
Portion of accrued benefit cost
 included in accrued expenses                2,000   2,000
Portion of accrued benefit cost
 included in other liabilities             $42,604 $40,111

The components of the net periodic benefit cost associated with the retirement healthcare plans were as follows:

Year ended September 30,     1999      1998      1997
Service cost                $1,103     $1,054    $  923
Interest cost                2,587      2,551     2,388
Amortization of unrecognized
  net gain                       -        (33)      (24)
Net periodic benefit cost   $3,690     $3,572    $3,287

In accounting for the retirement healthcare plans, we assumed the weighted-average discount rate was 7.50% in 1999, 6.75% in 1998, and 7.50% in 1997. We also assumed net healthcare cost trend rates of 6.70% to 7.00% in 2000, decreasing gradually to 4.50% in 2005, and remaining at 4.50% thereafter. A 1.00% change in assumed healthcare cost trend rates would have had the following effects on amounts reported in 1999:

                             1.00% Increase 1.00% Decrease
Effect on total of service and
 interest cost components      $   839        $   (634)
Effect on benefits obligation
 at end of year                  6,294          (4,975)


Approximately 14% of our members are currently covered under defined benefit pension plans. Benefits paid under these plans vary primarily due to members' length of service and compensation. However, effective September 30, 1999, the years of service factor was frozen for participants in one of our pension plans. Changes in benefit obligations and plan assets, and the funded status and the amount of accrued benefit costs for our pension plans were as follows:

At or for the year ended September 30,     1999      1998
Change in benefit obligations:
 Benefit obligation at beginning of year   $10,212   $10,985
 Service cost                                1,490       467
 Interest cost                               1,575       413
 Net actuarial losses (gains)                  839      (187)
 Foreign currency exchange rate changes      2,987    (1,222)
 Benefits paid                                (711)     (244)
 Business acquisition                       12,069         -
Benefit obligation at end of the year       28,461    10,212
Change in plan assets:
 Fair value of assets at beginning of year  10,386    11,621
 Actual return on plan assets                1,259      (420)
 Foreign currency exchange rate changes      2,794    (1,092)
 Contributions by the company                  566       521
 Benefit paid                                 (711)     (244)
 Business acquisition                       10,075         -
Fair value of assets at the end of the year 24,369    10,386
Funded status                               (4,092)      174
Unamortized prior service cost                (133)     (112)
Unrecognized net losses (gains)                512      (665)
Unamortized transition obligation            1,088       938
Net prepaid (accrued) benefit cost          (2,625)      335
Portion of net prepaid (accrued) benefit
 cost included in other assets                 391       335
Portion of net prepaid (accrued) benefit
 cost included in other liabilities       $ (3,016) $     -

The business acquisition referred to above relates to the June 1998 acquisition of Fuel Systems Textron, Inc. (more fully described in Note B). The actuarial valuation associated with the assumed defined benefit pension plan was not completed until 1999.
The components of the net periodic benefit cost associated with the pension plans were as follows:

Year ended September 30,          1999       1998      1997

Service cost                      $1,490     $467       $484
Interest cost                      1,575      413        438
Expected return on plan assets    (1,529)    (420)      (464)
Amortization of prior service cost    (8)      (7)        (8)
Recognized net gains                   -        -        (14)
Amortization of transition obligation 90       80         90
Net periodic pension cost         $1,618     $533       $526

The following weighted-average assumptions, reflecting rates appropriate in the United States and Japan, were used in accounting for pension plans:

Year ended September 30,         1999      1998      1997
Discount rate                     5.3%      4.0%      4.0%
Rate of compensation increase     4.3%      3.5%      3.5%
Expected long-term rate of
 return on plan assets            5.2%      4.0%      4.0%

Approximately 78% of our members are currently eligible for one or more defined contribution plans. Contributions to these plans are discretionary. However, we do have a qualified employee stock ownership plan that has outstanding borrowings which have been guaranteed by the company. We have agreed to make future contributions to the plan sufficient to repay the loan. The proceeds of the borrowing were used by the plan to purchase common stock from the company, the shares of which are allocated to plan participants as contributions are made to the plan. Amounts charged to expense for defined contribution plans totaled $10,551 in 1999, $9,512 in 1998, and $9,082 in 1997.

L. Stock Option Plan: In 1996, shareholders approved a plan in which options to purchase shares of common stock could be granted to key management members of the company. This plan reserved 800,000 shares of common stock for issuance. Granted options under the plan generally have a term of 10 years and generally vest immediately. These options are accounted for in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and therefore we do not recognize compensation expense in association with options granted at or above the market price of our common stock at the date of grant.

As required by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," the following table presents pro forma net earnings and per share information that has been prepared as if compensation for these options was recognized:

Year ended September 30,      1999     1998      1997
Net earnings                $30,298   $20,814   $17,723
Basic earnings per share       2.69      1.84      1.54
Diluted earnings per share     2.68      1.83      1.54

The determination of compensation expense for this pro-forma information was based upon the estimated fair value of the options granted on the date of their grant using the Black-Scholes option pricing model and the following weighted-average assumptions by grant year:

Year ended September 30,      1999     1998      1997
Risk-free interest rate        4.9%      5.8%      6.1%
Expected life               7 years   7 years   7 years
Expected volatility           23.0%     21.9%     19.7%
Expected dividend yield        4.2%      4.2%     4.6 %

Option activity was as follows:


<OPTION>
                                           Weighted-
                                            Average
                                            Exercise
                                Options       Price
Balance at September 30, 1996     97,000      $16.63
 Options granted                 162,200       23.59
 Options exercised                (9,820)      16.63
 Options canceled                (17,540)      16.63
Balance at September 30, 1997    231,840       21.97
 Options granted                 226,641       32.33
 Options exercised                (5,800)      23.50
Balance at September 30, 1998    452,681       26.88
 Options granted                 200,000       22.00
 Options exercised                (4,000)      22.00
 Options canceled                 (7,266)      32.18
Balance at September 30, 1999    641,415      $25.33

The weighted-average fair value of options granted was $4.27 in 1999, $6.45 in 1998 and $4.26 in 1997. The number of options exercisable were 616,465 at September 30, 1999, 419,331 at September 30, 1998, and 230,840 at September 30, 1997.
The exercise prices and weighted-average contractual lives of stock options outstanding at September 30, 1999, were as follows:

                             Weighted-
                              Average
                             Remaining
                  Options     Contractual     Options
Exercise Price  Outstanding  Life in Years  Exercisable
$16.625          69,640           5.0         69,640
 22.000         196,000           9.0        196,000
 23.500         155,400           6.1        155,400
 30.594          12,600           8.7          3,150
 32.000          53,716           7.5         53,716
 32.250         133,059           7.3        133,059
 33.750           1,000           7.7            500
 34.875          20,000           8.0          5,000
                641,415           7.3        616,465

N. Shareholder Rights Plan: We have a shareholder rights plan to protect shareholders against unsolicited attempts to acquire control of the company that do not offer what the Board of Directors believes to be an adequate price to all shareholders. In connection with this plan, a dividend of one preferred stock purchase right for each outstanding share of common stock was paid to shareholders in February 1996. Each Right entitles its holder to purchase from the company one-four hundredth of a share of Series A Preferred Stock, par value $.003 per share, at a price of $75.00 (subject to adjustment, and restated for the January 1997 stock split). The rights may not be exercised or transferred apart from the company's common stock until 10 days after it is announced that a person or group has acquired 15% or more of the outstanding common stock or 15 business days after it is announced that there is an offer (or an intent to make an offer ) by a person or group to acquire 15% or more of the outstanding common stock. The Board of Directors may increase the 15 business day period referred to above and may redeem the rights in whole (but not in part) at a redemption price of $.003 per right at any time prior to an acquisition of 15% or more of the outstanding common stock by a person or group. The rights expire on January 17, 2006.

O. Leases: We have entered into leases for certain facilities. Future minimum rental commitments under these operating leases are: $2,965 in 2000, $2,737 in 2001, $2,586 in 2002, $1,973 in
2003, and $1,828 in 2004. Rent expense for facilities was approximately $2,634 in 1999, $1,740 in 1998, and $1,423 in 1997.
                                        31

P. Contingencies: We are currently involved in matters of litigation arising from the normal course of business, including certain environmental and product liability matters. We have accruals of approximately $1,200 at September 30, 1999, and $1,572 at September 30, 1998. These accruals are based on our current estimate of the most likely amount of losses that we believe will be incurred. These amounts, which are expected to be paid over the next several years, have been included in accounts payable and accrued expenses.

We have been designated a "de minimis potentially responsible party" with respect to the cost of investigation and environmental cleanup of certain third-party sites. Our current accrual for these matters is based on costs incurred to date that we have been allocated and our estimate of the most likely future investigation and cleanup costs. There is, as in the case of most environmental litigation, the possibility that under joint and several liability we could be required to pay more than our allocated share of costs.

It is our opinion, after consultation with legal counsel, that additional liabilities, if any, resulting from these matters are not expected to have a material adverse effect on our financial condition, although such matters could have a material effect on our quarterly or annual operating results and cash flows when resolved in a future period.

Q. Financial instruments: The estimated fair values of our financial instruments were as follows:

At September 30,                             1999       1998
Cash and cash equivalents                  $10,449    $12,426
Short-term borrowings                       (7,303)   (12,927)
Long-term debt, including current portion (173,645)  (202,227)

The fair value of cash and cash equivalents, short-term borrowings and long-term debt at variable interest rates were assumed to be equal to their carrying amounts. Cash and cash equivalents have short-term maturities, short-term borrowings have short-term maturities and market interest rates, and long-term debt at variable interest rates is repriced frequently at market rates of interest. The fair value of long-term debt at fixed interest rates was estimated based on a model that discounted future principal and interest payments at interest rates available to the company at year end for similar debt of the same maturity.

R. Segment information: Our operations are organized based on the nature of products and services provided. In 1999, we adopted Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information." Under this statement, we have two reportable segments-Aircraft Engine Systems and Industrial Controls. Aircraft Engine Systems provides fuel control systems and components primarily to original equipment manufacturers of aircraft engines. Industrial Controls provides fuel control systems and components primarily to original equipment manufacturers of industrial engines and turbines.

Our other operations include Global Services and Automotive Products, which are reported as other segments in the information which follows. Global Services, which resulted because of a change in the structure of our internal Industrial Controls organization in 1999, focuses on providing control systems and related services to industrial engine users in retrofit situations. Certain summarized financial information presented below for Global Services has not been restated for 1998 and 1997 because a restatement was not practicable. Such information has been marked "na." Comparative information has been provided using the old basis of segmentation in which Global Services was combined with Industrial Controls. Automotive Products, which began in 1998 following the acquisition of Baker Electrical Products, Inc., focuses on products for the small industrial engine markets which require low-cost, high-volume, high-reliability manufacturing processes characteristic of suppliers to the automotive industry.

The accounting policies of the segments are the same as those described in Note A. Intersegment billings and transfers are made at established intersegment selling prices generally intended to approximate selling prices to unrelated parties. Our determination of segment earnings does not reflect restructuring expense, interest expense, interest income and allocations of corporate expenses, and is before income taxes and equity in loss of unconsolidated affiliate. Segment assets consist of accounts receivable, inventories, property, plant, and equipment-net, and intangible assets-net. Summarized financial information for the new basis in segmentation, reflecting the restatement of certain financial information in 1998 and 1997 related to the change in our internal structure in 1999, follows:

At or for the year ended September 30,  1999     1998      1997
Aircraft Engine Systems:
 External net billings               $325,915  $234,173  $198,963
 Intersegment net billings              1,564     1,706     1,603
 Segment earnings                      57,752    39,202    30,442
 Segment assets                       330,299   321,646   137,913
 Depreciation and amortization         17,663    11,959     9,144
 Capital expenditures                  13,049    10,407     9,497
Industrial Controls:
 External net billings               $191,568  $207,403  $200,809
 Intersegment net billings             13,297        na        na
 Segment earnings                      36,008        na        na
 Segment assets                       126,344        na        na
 Depreciation and amortization          9,918    10,974    11,147
 Capital expenditures                   4,831     6,135     7,804
Other Segments:
 External net billings               $ 79,421  $ 48,900  $ 42,444
 Intersegment net billings              4,534        na        na
 Segment losses                        (3,541)       na        na
 Segment assets                        40,129        na        na
 Depreciation and amortization          2,797     1,734       919
 Capital expenditures                   2,879     2,924     1,459

Summarized financial information for the old basis in segmentation, which ignores the impact of the change in our internal structure in 1999, follows:

At or for the year ended September 30, 1999     1998      1997
Aircraft Engine Systems:
 External net billings               $325,915  $234,173  $198,963
 Intersegment net billings              1,564     1,706     1,603
 Segment earnings                      57,752    39,202    30,442
 Segment assets                       330,299   321,646   137,913
 Depreciation and amortization         17,663    11,959     9,144
 Capital expenditures                  13,049    10,407     9,497
Industrial Controls:
 External net billings               $244,235  $250,224  $243,253
 Intersegment net billing  s            8,728       457       631
 Segment earnings                      35,378    24,267    23,302
 Segment assets                       148,600   163,819   146,059
 Depreciation and amortization         10,981    12,048    12,066
 Capital expenditures                   5,150     7,778     9,263
Other Segments:
 External net billings               $ 26,754  $  6,079  $      -
 Intersegment net billings                883         -         -
 Segment losses                        (2,911)   (2,587)        -
 Segment assets                        17,873    13,994         -
 Depreciation and amortization          1,734       660         -
 Capital expenditures                   2,560     1,281         -

The differences between the total of segment amounts, as measured using the old basis of segmentation, and the consolidated financial statements were as follows:

Year ended September 30,              1999       1998      1997
Total net billings for
 reportable segments                $580,442   $486,560  $444,450
Other net billings                    27,637      6,079         -
Elimination of intersegment
 net billings                        (11,175)    (2,163)   (2,234)
Consolidated net billings           $596,904   $490,476  $442,216

Total earnings for
 reportable segments                $ 93,130   $ 63,469  $ 53,744
Other losses                          (2,911)    (2,587)        -
Restructuring expense, interest
 expense and interest income         (19,808)    (4,519)   (1,602)
Unallocated corporate expenses       (17,113)   (15,017)  (12,454)
Consolidated earnings before
 income taxes and equity in
 loss of unconsolidated affiliate   $ 53,298   $ 41,346  $ 39,688


At September 30,                       1999      1998      1997
Total assets for reportable
  segments                          $478,899   $485,465  $283,972
Other assets                          17,873     13,994         -
Unallocated corporate property,
 plant, and equipment-net,
 and intangibles-net                   3,926      7,438     7,326
Other unallocated assets              49,966     56,538    56,812
Consolidated total assets           $550,664   $563,435  $348,110

Differences between total depreciation and amortization and capital expenditures of reportable segments and the corresponding consolidated amounts are due to other segments and unallocated corporate amounts.
One customer accounted for more than ten percent of consolidated net billings, impacting both the Aircraft Engine Controls and Industrial Controls segments, and totaled approximately $130,000 in 1999, $76,500 in 1998, and $75,000 in 1997.
External net billings by geographical area, as determined by the location of the company invoiced, were as follows:

Year ended September 30,     1999      1998      1997
United States              $350,999  $271,265  $245,536
Other countries             245,905   219,211   196,680
                           $596,904  $490,476  $442,216

Property, plant and equipment-net by geographical area, as determined by the physical location of the assets, were as follows:

At September 30,             1999      1998       1997
United States              $106,325  $111,478  $ 94,035
Other countries              17,797    18,574    16,913
                           $124,122  $130,052  $110,948

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The management of Woodward Governor Company has prepared, and is responsible for the accuracy and consistency of, the financial statements and other information included in this annual report. Management believes that the financial statements have been prepared in conformity with generally accepted accounting principles and has made what it believes to be reasonable and prudent jugements and estimates where necessary.

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

The company's independent accountants, PricewaterhouseCoopers
LLP, audited the financial statements prepared by the management of Woodward Governor Company. Their opinion on these financial statements is presented below.

John A.Halbrook                         Stephen P. Carter
Chariman and Chief Executive Officer    Vice President, Chief
Financial Officer                       And Treasurer

REPORT OF INDEPENDENT ACCOUNTANTS

To Board of Directors and Shareholders
Woodward Governor Company

In our opinion, the accompanying consolidated balance sheets and the related statements of consolidated earnings, shareholders' equity and cash flows present fairly, in allmaterial respects, the financial position of Woodward Governor Company and its subsidiaries at September 30, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 1999, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which required that we plan and perofrm the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As discussed in Note A to the consolidated financial statements, as of October 1, 1998, the Company changed from depreciating newly-acquired assets using principally accelerated methods to the straight-line method.



PricewaterhouseCoopers LLP
Chicago, Illinois
November 9, 1999
                                       34

SELECTED QUARTERLY FINANCIAL DATA

(Unaudited)

                        1999 Fiscal Quarters
(In thousands except
per share data)   First   Second    Third    Fourth
Net billings
 for products
 and services    $144,908 $144,408 $139,239 $168,349
Gross profit       34,893   36,844   38,994   49,052
Earnings before
 equity in loss
 of unconsolidated
 affiliate          5,596    2,343    8,387   15,790
Net earnings        5,204    2,064**  8,079   15,482
Net earnings per
 basic share         0.46     0.18**   0.72     1.37
Net earnings per
 diluted share       0.46     0.18**   0.72     1.37
Cash dividends per
 diluted share     0.2325   0.2325   0.2325   0.2325

Common stock price per share:
 High            $  25.56 $  25.50 $  27.25 $  26.63
 Low                20.00    20.50    23.00    24.00
 Close              22.00    25.00    26.00    24.94

                          1998 Fiscal Quarters
(In thousands except
per share data)    First   Second    Third   Fourth

Net billings for
 products and
 services        $ 98,140 $113,160 $119,399 $159,777
Gross
 profit*           25,081   31,597   32,213   44,783
Earnings before equity
   in loss of
   unconsolidated
   affiliate        3,339    6,383    5,521    9,377
Net earnings        2,458    5,415    4,891    8,828
Net earnings per
   basic share       0.21     0.48     0.43     0.78
Net earnings per
   diluted share     0.21     0.48     0.43     0.78
Cash dividends per
   share           0.2325   0.2325   0.2325   0.2325

Common stock price
   per share
  High            $ 35.75 $  33.00 $  31.00 $  32.00
  Low               30.87    25.25    27.50    20.50
  Close             32.38    27.88    30.88    23.00

* Gross profit represents net billings for products and services less cost of goods sold as reported in our statements of consolidated earnings.

** We incurred restructuring expense, net of tax, of $4,904 in the second quarter 1999. Without this restructuring expense, our net earnings in the second quarter 1999 would have been $6,968 or $0.62 per basic and diluted share.

CAUTIONARY STATEMENT


This annual report contains forward-looking statements, including financial projections, our plans and objectives for future operations, expectations of future economic performance, and various other assumptions relating to the future. While such statements reflect our current expectations, all such statements involve risks and uncertainties. Actual results could differ materially from projections or any other forward-looking statement. Important factors that could cause results to differ materially from those projected or otherwise stated include the following: unanticipated global or regional economic developments, particularly in, but not limited to, Asia; changes in business cycles of particular industries served by our company, primarily original equipment manufacturers of aircraft engines and industrial engines and turbines; fluctuations in currency exchange rates of U.S. and foreign countries, primarily those located in Europe and Asia; fluctuations in interest rates, primarily LIBOR, which affect the cost of borrowing under our term note and line of credit facilities; timing and acceptance of new products and product enhancements; competitor actions that adversely impact our orders or pricing; adverse changes in the business acquisition climate; effects of any business acquisitions or divestitures; changes in U.S. and other country laws and regulations involving acquisitions, the environment, and taxes; relative success of quality and productivity initiatives, such as the Six Sigma initiative; business interruptions caused by incomplete or ineffective remediation of computer problems associated with the year 2000 throughout the company's supply chain; the outlook for GENXON products and markets and its funding requirements; and unusual or extraordinary events or developments involving litigation or other potential liabilities.

Net Billings, Costs, and Earnings
                             Net Earnings (Loss)
For  Net Billings                    Per     Per           % of Beginning For
the  for Products  Income           Basic  Diluted          Shareholders' the
Year and Services  Taxes  Amount    Share   Share  % of Sales  Equity    Year
1999 $596,904    $21,182 $30,829** $ 2.74** $ 2.73**  5.2       14.0     1999
1998  490,476     16,726  21,592**   1.90**   1.90**  4.4       10.3     1998
1997  442,216     15,339  18,140**   1.58**   1.57**  4.1        8.7     1997
1996  417,290     13,003  22,178     1.92     1.92    5.3       11.2     1996
1995  379,736      8,247  11,936     1.03     1.03    3.1        6.2     1995
1994  333,207     (1,922) (3,273)   (0.28)   (0.28)  (1.0)      (1.6)    1994
1993  331,156      9,695  13,389*    1.13*    1.13*   4.0        6.1     1993
1992  374,173     12,764  20,212     2.22     1.81    5.4        9.7     1992
1991  361,924     13,724  24,293     1.81     2.22    6.7       12.5     1991
1990  340,128     16,776  29,439     2.68     2.68    8.7       17.0     1990
1989  299,789     15,627  25,503     2.32     2.32    8.5       16.3     1989

Dividends, Expenditures, and Other Data
      Weighted    Cash Dividends
       Average                                                             At
For     Shares                                                Registered   the
the    Diluted                      Capital    Deprec. Worker Shareholder Year
Year Outstanding Amount Per Share Expenditures Expense Members   Members   End
1999   11,292   $10,484   $0.93      $22,789   $25,267  3,791    1,866    1999
1998   11,379    10,543    0.93       20,862    23,715  3,994    1,907    1998
1997   11,525    10,681    0.93       21,152    21,854  3,246    1,994    1997
1996   11,570    10,758    0.93       21,163    22,786  3,211    2,029    1996
1995   11,623    10,811    0.93       18,988    23,334  3,071    2,179    1995
1994   11,765    10,956    0.93       16,515    26,114  3,439    2,256    1994
1993   11,889    11,057    0.93       18,335    24,837  3,264    2,301    1993
1992   11,179    10,330    0.92       52,684    22,241  3,632    2,301    1992
1991   10,967    10,145    0.92       33,075    18,236  3,953    2,303    1991
1990   10,966     9,181    0.84       22,057    15,397  3,673    2,209    1990
1989   10,996     7,971    0.72       31,190    13,165  3,317    2,084    1989

Financial Position
At                                                                         At
the                    Plant and                     Shareholders' Equity  the
Year  Working  Current Equipment   Total   Long-term          Per Diluted Year
End   Capital   Ratio      Net    Assets      Debt     Amount    Share    End
1999 $124,392  2.0 to 1 $124,122  $550,664  $139,000  $241,992   $21.43   1999
1998 119,506   1.9 to 1  130,052   563,435   175,685   220,102    19.34   1998
1997 124,827   2.5 to 1  110,948   348,110    17,717   210,614    18.27   1997
1996 121,103   2.4 to 1  114,213   348,798    22,696   207,995    18.01   1996
1995 116,364   2.3 to 1  118,066   349,599    27,796   197,903    17.05   1995
1994 113,751   2.7 to 1  122,911   323,318    32,665   193,846    16.57   1994
1993 107,809   2.7 to 1  144,016   332,461    36,246   206,222    17.36   1993
1992 103,818   2.5 to 1  151,126   331,653    40,135   219,690    18.48   1992
1991 105,213   2.4 to 1  118,417   306,534    17,300   208,564    19.02   1991
1990 115,737   3.3 to 1  101,985   269,221    18,700   194,081    17.70   1990
1989  83,009   2.2 to 1   96,075   249,833      -      173,241    15.74   1989

Management's Financial Summary and Analysis is on pages 14-21. *Net earnings for 1993 is before cumulative effect of accounting changes.
**Net earnings includes a reduction for the equity in loss of an unconsolidated affiliate, net of tax, of $1,287 or $.11 per basic and diluted share for 1999, $3,028 or $.27 per basic share and $.26 per diluted share for 1998, and $6,209 or $.54 per basic and diluted share for 1997.

[BOARD OF DIRECTORS PICTURES]
                                     37

BOARD OF DIRECTORS

J. GRANT BEADLE
Retired Chairman and
Chief Executive Officer
Union Special Corporation

VERN H. CASSENS
Retired Senior Vice President
and Chief Financial Officer
Woodward Governor Company

CARL J. DARGENE
Chairman of the Board
AMCORE Financial, Inc.

LAWRENCE E. GLOYD
Chairman and
Chief Executive Officer
CLARCOR Inc.

JOHN A. HALBROOK
Chairman and
Chief Executive Officer
Woodward Governor Company

THOMAS W. HEENAN
Retired Partner
Chapman and Cutler law firm

J. PETER JEFFREY
Retired Vice President Development
Father Flanagan's Boys' Home

RODNEY O'NEAL
Vice President
Delphi Automotive Systems and
President
Delphi Interior Systems

LOU L. PAI
Chairman and Chief Executive Officer
Enron Energy Services

MICHAEL T. YONKER
Retired President and
Chief Executive Officer
Portec, Inc.

OFFICERS

JOHN A. HALBROOK
Chairman and
Chief Executive Officer

STEPHEN P. CARTER
Vice President
Chief Financial Officer
and Treasurer

RONALD E. FULKROD
Vice President
General Manager
Industrial Controls
North America

GARY D. LARREW
Vice President
Business Development

C. PHILLIP TURNER
Vice President
General Manager
Aircraft Engine Systems

CAROL J. MANNING
Corporate Secretary

INVESTOR INFORMATION
WOODWARD GOVERNOR COMPANY
Corporate Headquarters
5001 North Second Street
P.O. Box 7001
Rockford, IL  61125-7001  U.S.A.
www.woodward.com

TRANSFER AGENT AND REGISTRAR
American Stock Transfer & Trust Company
New York, NY
1-800-937-5449

Correspondence and transfer requests
should be sent to the following:
American Stock Transfer & Trust Company
Shareholder Services
40 Wall Street
New York, NY  10005  U.S.A.

SHAREHOLDER ACCOUNT ASSISTANCE
Shareholders who wish to change the address or ownership of stock, report lost certificates, eliminate duplicate mailings or for other account registration procedures and assistance should contact the Transfer Agent at the address or phone number above.

DIVIDEND REINVESTMENT PLAN AND DIRECT DEPOSIT OF DIVIDENDS
Woodward offers shareholders of record a convenient Dividend Reinvestment Plan whereby dividends can be automatically reinvested in Woodward's common stock. The plan also provides for a voluntary quarterly cash deposit option for the purchase of additional stock.


For further information and authorization forms, contact the Transfer Agent at the address or phone number above.

ANNUAL MEETING
January 18, 2000, at 10:00 A.M.
Woodward Auditorium
5001 North Second Street
Rockford, IL

ANNUAL REPORT ON FORM 10-K
Shareholders may obtain, without charge, a single copy of Woodward's 1999 annual report on Securities and Exchange
Commission Form 10-K upon written request to the Corporate
Secretary, Woodward Governor Company,
Rockford, IL.

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

                                        38