Form 10-K405, Exhibit 13
period 2000-09-30
WOODWARD GOVERNOR CO
filed 2000-12-22
CIK 108312

Financial Highlights

FISCAL YEAR ENDED SEPTEMBER 30,                                             2000          1999         1998
-------------------------------------------------------------------------------------------------------------
(IN THOUSANDS OF DOLLARS EXCEPT PER SHARE AMOUNTS AND OTHER YEAR-END DATA)

Operating Results
   Net sales                                                              $597,385      $596,904     $490,476
   Net earnings                                                             46,976 *      30,829       21,592
   Basic earnings per share                                                   4.17 *        2.74         1.90
   Diluted earnings per share                                                 4.15 *        2.73         1.90
   Cash dividends per share                                                    .93           .93          .93
Year-end Financial Position
   Working capital                                                         100,836       124,392      119,506
   Total assets                                                            533,723       550,664      563,435
   Long-term debt                                                           74,500       139,000      175,685
   Shareholders' equity                                                    275,624       241,992      220,102
Other Year-end Data
   Shareholders' equity per diluted share                                 $  24.35      $  21.43     $  19.34
   Worker members                                                            3,302         3,791        3,994
   Registered shareholder members                                            1,742         1,866        1,907
-------------------------------------------------------------------------------------------------------------

*Net earnings includes a gain from the sale of business, net of tax, of $17,082 or $1.52 per basic share and $1.51 per diluted share for 2000. Without this item, net earnings would have been $29,894 or $2.65 per basic share and $2.64 per diluted share for 2000.

To All Shareholders


In fiscal 2000, we again achieved strong sales and earnings. As Woodward moves into this new century, we are building upon last year's excellent results, and we anticipate even better performance in the future.

The growth, balance, and stability from participating in both the industrial and aerospace industries strengthens Woodward's position in the marketplace. Our industrial business is firmly connected to power generation while our aircraft business with its large installed base provides a relatively predictable and strong cash flow.


Our accomplishments tell the story

In June, we announced a five-year, $500 million sales agreement with GE Power Systems, the largest, single contract in the history of Woodward. We are supplying fuel and combustion systems and components for GE's family of industrial gas turbines for the power generation, oil and gas processing, and marine markets.

In addition, Woodward recently finalized other new, long-term agreements with major industrial OEMs (original equipment manufacturers), which total over $100 million in incremental business over the next four years. When we are able to do so, we will announce these agreements. Furthermore, we are well positioned to win other long-term agreements because of our breadth of energy control technologies.

We moved forward with our strategy to expand our gas turbine OEM product offerings for the global power generation market. In early fiscal 2001, we finalized an alliance with Edward King AG in Switzerland, which positions Woodward as the only supplier that can provide gas turbine OEMs with integrated fuel systems from concept through field installation. We are excited about the response from our customers and have already secured contracts for more than $11 million.

In the area of gas engines, we made significant progress on our core fuel and combustion control strategy by adding ignition systems to our current product offerings and completing a licensing agreement for advanced ignition technology. Woodward achieved these goals in early fiscal 2001 by acquiring Hoeflich Controls and entering into a licensing agreement with Adrenaline Research. With our new product offerings, we now have a full complement of technologies to provide complete integrated systems for natural gas engines.


Investing in our future

In fiscal 2000, Woodward invested nearly $30 million in new product development for aircraft and industrial products. We are committed to these efforts and will continue to introduce targeted products into our markets. In the industrial arena, this investment has translated into more than 30 new and derivative products over the past 18 months. And, our development efforts in aerospace have resulted in several contract awards for new programs. The market sections that follow highlight many of our successes.


Our customers recognize our efforts

In fiscal 2000, we received the Supplier Excellence Award from GE Aircraft Engines (GEAE), our largest Aircraft customer. GEAE measures its suppliers on four elements of performance: price, delivery, quality, and customer initiatives. Good supplier excellence scores open the door for us to compete for new GEAE engine programs.

Also, Caterpillar, a key Industrial Controls customer, recertified us as a supplier for the eighth consecutive year. As a certified supplier, Woodward is a preferred supplier when new contracts are released.

Recognition by these leading companies demonstrates our ability to perform to their high standards. It also validates that establishing a Six Sigma culture has enhanced our ability to meet our customers' high expectations of quality, delivery, and cost.


The industrial market outlook

The markets we serve--power generation, transportation, and process industries--are all strong; however, power generation is experiencing the greatest amount of growth as the demand for reliable electricity exceeds the supply. The world's escalating power needs will be met in various ways--from central power plants that use large gas turbines to distributed power generation that uses small gas turbines, natural gas engines, diesel engines, microturbines, and fuel cells. In addition to the rapid growth of power generation, the demand for high-efficiency, clean-burning, low-emission engines continues to escalate. Our energy control technologies give us a strong advantage to provide our customers with systems solutions.


The aerospace market outlook

Current deliveries of aircraft are relatively flat, yet the long-term growth of revenue passenger miles is forecasted to increase at roughly 5 percent a year. We are well positioned in the fast-growing regional and business jet segments. This market has been experiencing significant growth, especially in North America. Also, the military aircraft market is showing signs of recovery and is expected to grow over the next several years. With our large installed base of equipment on commercial aircraft, we are focusing on opportunities to expand our service offerings to grow this higher-margin segment of our business.


Strengthening our performance

We continually improve our organization by aggressively managing our operations to increase quality, raise efficiency, lower costs, and enhance our ability to bring solutions to our OEM customers. In fiscal 2000, we:

o Created a single, streamlined approach to marketing, sales, and business development in both our business segments which helped us focus our operations globally.

o Divested our turbine control retrofit business to concentrate fully on becoming the leading supplier of control systems for industrial engine and turbine OEMs. By divesting this business, we strengthened our position with our OEM customers.

o Transferred our industrial fuel nozzle operations to Industrial Controls and consolidated our small industrial engine business into the same business segment.

Our goal is to offer complete, integrated fuel delivery and control systems and components for industrial and aircraft engines and turbines. This systems approach will help enable OEMs to reduce their supplier base, improve engine efficiency, and reduce emissions.


The power of e-Business

All our major locations worldwide use the same core business systems, so we can rapidly respond to changing business needs. The Internet, a powerful tool, is helping Woodward improve our performance as it links us closer to our customers and suppliers. We have developed an e-Business strategy for fiscal 2001 with high-priority initiatives focused on the supply chain. The strategy will help us continue achieving business improvements such as quality, delivery, and cost. We have already seen good results by using Internet technology to improve supplier management and will extend this success to customer support and service areas for key OEM and aftermarket customers.


Financial performance

Our net earnings rose 52 percent in fiscal 2000 to $47.0 million or $4.15 per diluted share, from $30.8 million or $2.73 per diluted share in fiscal 1999. Results for this year included a gain on the sale of our turbine control retrofit business of $1.51 per diluted share. Without this gain, earnings for fiscal 2000 would have been $2.64 per diluted share.

Our results in fiscal 2000 also included costs associated with the sale that were not reflected in the gain, costs associated with reductions in our workforce, and certain other costs not indicative of normal operations which totaled $0.59 per diluted share. Our results in fiscal 1999 included restructuring expense and gains on the sale of real estate that netted to a reduction of $0.27 per diluted share.


We are positioned to grow

As we look toward our future, we are excited about our prospects. We think the potential for growth is strong--both organically and through acquisitions. We anticipate organic growth based on the products we have in the markets today, our new product introductions, and the strength of the markets. Our goal is to be the preferred systems supplier to the top three to four OEMs in each market segment we serve.

Next year, without considering acquisitions, we expect our core business sales to increase at least 7 percent, driven primarily by the rapid growth in the power generation business. At the same time, we expect earnings not including any one time gains or expenses to grow in the 10 to 15 percent range. The greater rate of earnings growth is due to expected margin improvements as a result of increasing operating efficiencies and continuing benefits from our Six Sigma efforts.

In closing, I want to emphasize that if it weren't for the people at Woodward, we wouldn't be where we are today nor could we reach our future goals. I'd like to thank our Board of Directors for their guidance as we strive to create value for our shareholders. I especially want to express my appreciation and gratitude to Carl J. Dargene for all his efforts during the past ten years. Carl retired from our board on September 30, 2000. Also, I'd like to welcome our newest board member Michael H. Joyce, president and chief operating officer at Twin Disc, Inc. in Racine, Wisconsin.

I know our management team and members have the energy, enthusiasm, and skills necessary to make the most of our opportunities in the months and years ahead. I'm certain our performance will ensure that we deliver an attractive return on investment.

I'm proud to say that our technologies, fuel systems strategies, and members are unsurpassed in the industry. And, I believe the best is yet to come.

John A. Halbrook
Chairman of the Board
and Chief Executive Officer

December 4, 2000

Our Customers Dominate Growing Global Markets


Power Generation           Aerospace                 Transportation              Process Industries

o  Power Plants            Commercial                Marine Propulsion           Oil and Gas

o  Distributed Power       Military                  Locomotive                  Petro Chemical

o  Back-Up Power           Aftermarket Services      Off-Highway Equipment       Paper
                           and Support
                                                     Alternative Fuel Trucks     Sugar
                                                     and Buses

Our customers include:     Our customers include:    Our customers include:      Our customers include:
Alstom                     GE Aircraft Engines       Caterpillar                 Dresser-Rand
Caterpillar                Honeywell                 Caterpillar Motoren         Ebara
Emerson Electric           Pratt & Whitney           Cummins                     GE Power Systems
GE Power Systems           Pratt & Whitney Canada    General Motors EMD          Mitsubishi
Kawasaki                   Rolls-Royce               GE Transportation Systems   Rolls-Royce
Siemens-Westinghouse       Rolls-Royce Deutschland   MAN
                           U.S. Government           Wartsila
                           Williams International
                           Major airlines worldwide

In all these markets, Woodward technologies ensure our customers' engines, turbines, and other power equipment are dependable, efficient, and clean burning.

                               [GRAPHIC OMITTED]

     No One In The World Can Match Woodward's Energy Control Technologies

     Providing advanced energy control systems

The competitive stakes are high as our engine and turbine OEM (original equipment manufacturer) customers strive to make their products cleaner, more reliable, and more efficient. Our customers' goals are to decrease their product development cycle times, lower costs, and manage a consolidated base of suppliers that provide total system solutions.

Woodward is there with our energy control technologies. Our technologies are based on a distinctive blend of advanced electronics design, software algorithms, and mechanical components that work as an integrated energy control system to ensure maximum efficiency and reliability.

With this broad range of technology available from Woodward, OEMs can rely on us as the single supplier for their energy control systems. Woodward's technology reduces their technical risks, gets their product to market quicker, and provides the economies of scale from working with just one supplier that can fulfill their needs from concept to integration to field support.

Woodward's capability to deliver unique, integrated energy control technology solutions makes us a worldwide leader in our field. As our OEM customers grow to meet the world's need for increasingly efficient engines, turbines, and power equipment--Woodward will grow right along with them.

Woodward offers a wide variety of innovative solutions for our customers' power equipment systems.

Power Generation

Worldwide, electricity is the most rapidly growing form of energy consumption. As interest in coal and nuclear power declines, opportunities open up for Woodward's OEM (original equipment manufacturer) customers to provide clean, efficient, and reliable engines, gas turbines, fuel cells, and microturbines to generate electricity.

With our energy control technologies, Woodward is aligned with the power generation market and the OEMs that serve it. Our wide range of systems and components help improve fuel efficiency, reduce emissions, and enhance cost effectiveness of engines and turbines.

Although power shortages certainly have an adverse affect on residential consumers, the primary forces driving the power generation market are the industrial and commercial economies. For instance:

o Deregulation of the electricity generation and distribution markets and constraints on building large central power plants and transmission lines has created a need for new distributed power technologies to place smaller, cleaner power generation units closer to the load.

o The digital economy is requiring more power with higher quality and reliability. Power delivery systems, which support computers, cell phones, pagers, satellite televisions, and wireless web browsers are greatly strained.

o The growing global industrial infrastructure is escalating the demand for power at an unprece-dented rate. Key factors are rapid economic growth, greater industrialization, and more homes being added to the grid.

As power needs increase, environmental concerns intensify. The competition to meet future power generation requirements will be won by companies with clean, efficient, and cost-effective solutions.

Woodward's focus is to provide core fuel and combustion control solutions that help engines and turbines run cleaner and more efficiently. To optimize performance, Woodward offers an array of digital controls that network with the on-engine hardware and information technology systems. This provides our OEM customers with comprehensive, well-integrated, reliable, and cost-effective answers.

For the hundreds of thousands of small engine generators produced each year, Woodward offers a broad range of fuel and air controls based on our LCS integrated speed control and actuator. In its base form, the LCS is a compact, self-contained device that precisely controls the fuel flow in diesel engines.

To adapt this technology for the 30,000 small industrial gas engines produced worldwide each year, Woodward expanded the LCS range with the LCS ITB throttle body/speed control and LC-50 integrated fuel mixer, throttle body, and speed control. These new products position us to compete very aggressively in a market that has grown at a 29 percent annual rate since 1995.

Enhancing our total system offering of core fuel and combustion control products for gas turbines, Woodward introduced the following products: 1) SonicFlo(TM) gas fuel control and stop valves, 2) liquid fuel control and stop valves, 3) all-electric bleed valve for compressor bypass air, 4) fuel flow divider valve,
5) an expanded range of fuel nozzles and an integrated fuel nozzle, and 6) combustion header assemblies.

Also new to Woodward's system control product line is the EGCP-2 engine generator control. Introduced late in the fiscal year, the EGCP-2 is rapidly becoming the control of choice for generator set and switchgear manufacturers worldwide. Global acceptance of the EGCP-2 has been outstanding, with immediate orders and shipments delivered to Europe, Japan, India, Brazil, Australia, and the United States.

The control works together with a wide range of speed controls and automatic voltage regulators to create a complete generator control and engine management package, which provides a low-cost, integrated control for the distributed generation marketplace.

We introduced another new product in fiscal 2000, the 2301D digital load share and speed control. It is an updated version of Woodward's successful, well-established analog product. The digital control offers OEMs greater functionality for small industrial generators driven by gas or diesel engines.

In fiscal 2000, we installed our AtlasPC(TM) control system in its first field operation. The AtlasPC, with its embedded-PC technology, enables Woodward to compete in markets currently dominated by programmable logic controls. The core fuel and package control was installed on a multi-million dollar GE gas turbine generator at a cogeneration facility.

Another key accomplishment in fiscal 2000 was our signing of the biggest, single contract in Woodward's history. In a five-year, $500 million sales agreement with GE Power Systems, we agreed to supply fuel and combustion systems and components for GE's family of industrial gas turbines. This is significant because major manufacturers of gas turbines are sold out in North American markets for delivery before 2003.

Woodward earned GE's business by developing a strong relationship, by concentrating on our core fuel and combustion control strategy, by delivering innovative products, and by focusing on Six Sigma to meet GE's stringent cost, quality, and delivery targets.

As we develop new products for the power generation market, we continue to look for ways to solve our OEMs' issues, so we can offer systems capabilities that are not currently available anywhere else in the marketplace.

Aerospace

The business and commercial aircraft segments, including regional, narrow- and wide-body aircraft are strong and growing. For example:

o Productivity and convenience are driving unprecedented growth in the business jet and rotorcraft markets.

o Efficiency and passenger comfort are propelling the trend toward regional jets.

o Industry experts agree that commercial passenger miles will continue to increase substantially over the next 15-20 years.

In addition, military spending is increasing for new aircraft and for upgrades on existing aircraft.

To meet the needs of the growing business and regional aircraft markets, Woodward provides:

o An integrated suite of critical components for the Rolls-Royce BR710 engines for the Gulfstream V and Global Express business jets.

o Integrated fuel control/pump units for the Williams International FJ44-1, FJ44-2, and FJ33-1 engines for Cessna and Raytheon business jets.

o Fuel controls and nozzles for the GE CF34-3 and CF34-8 engines used to power Canadair, Fairchild Dornier, and Embraer regional jets.

o Fuel metering units for the GE CF34-10 engines for the Embraer ERJ-190 and Fairchild Dornier 928JET regional jets.

Woodward successfully secured a contract with GE for fuel metering units on their new GE90-115 engine. Boeing will use the engine exclusively on their extended-range 777 wide body aircraft. In the future, airlines may choose to maintain engine commonality, increasing GE's market share and benefiting Woodward.

Also, on the latest narrow- and wide-body aircraft we won contracts to supply:

o Pratt & Whitney with fuel nozzles for their new PW6000 engine for the Airbus A318.

o The fuel return valve for the GE CFM56-5 engine, which is used for the Airbus A318/319/320/321 and A340 jets.

In addition, our installed base of equipment is growing, resulting in further aftermarket opportunities for Woodward. The increasingly competitive aftermarket requires long-term customer contracts and new approaches to the market. This year, we signed a three-year contract with Snecma Services of France to repair and overhaul components on their CFM56-3, CFM56-5, and CFM56-7 engines. The CFM56 engine is the highest production volume, large gas turbine engine used today. We also signed a ten-year repair services contract with American Airlines and reintroduced our CFM56-3 and CFM56-5 fuel nozzles into the aftermarket.

After completing its first full year of operation, AESYS, our joint venture with BAE SYSTEMS Controls, Inc. was profitable. AESYS complements our engine fuel delivery systems strategy, which enables Woodward to meet our customers' needs with complete system solutions. The AESYS team repairs and overhauls engine fuel accessories for the military and commercial aerospace markets. While primarily servicing TF39 engines for the Galaxy C5A military cargo aircraft, the team anticipates expanding its services to repair the controls and accessories of other engine types.

We are committed to expanding our product and service offerings to meet customer requirements for integrated component suites and systems, reduced costs, and improved reliability.

Transportation

A robust transportation network is vital to the growth of a global economy. To move goods rapidly around the world, we need reliable fleets of ships, trains, and trucks powered by efficient, clean-burning engines.

To help our OEM (original equipment manufacturer) customers provide the cleanest, most fuel-efficient engines possible, Woodward offers an extensive range of innovative energy control technologies.

For compressed natural gas engines (CNG)--prevalent in alternative fueled vehicle fleets worldwide--Woodward introduced the OH1.2 control system. Digital electronics embedded with Woodward's most advanced closed-loop control algorithm are matched to a full suite of precision sensors, actuators, and fuel metering valves.

In addition to lowering emissions, the OH1.2 control system provides excellent fuel economy and offers "diesel-like" driveability. Superior performance in all three areas is unique. In the past, engine manufacturers have had to sacrifice one feature for the other. In just the last few months, Woodward has received orders worth $12 million from two OEMs in Korea for the OH1.2 system, which will be installed on CNG bus engines.

In mobile equipment markets, Woodward's new LC-50 integrated fuel mixer, throttle body, and speed control has helped our customers be more successful by increasing the effective power output, improving the fuel efficiency, and reducing emissions from their engines.

In fiscal 2000, Woodward played a critical part in the successful start-up of the world's first gas turbine powered cruise ship--the Celebrity Cruises MILLENNIUM. As part of the propulsion packages, we supplied the NetCon(R) digital control system and DSLC(TM) digital synchronizer/load controls for the ship's turbine generator sets. Our highly sophisticated controls address the marine market's need for greater performance, improved operating speeds, and lower emissions.

Also entering full production this year was a new Woodward diesel fuel injection system developed specifically for the Caterpillar Motoren diesel engine. Designed for high operational reliability, low fuel costs, and ease of maintenance, the M 43 heavy-fuel diesel engine propels fishing vessels, chemical tankers, container ships, and ferries.

As the need to efficiently move goods around the world increases, Woodward will be there with innovative energy control technology solutions for leading OEMs. Our reliable, efficient, and cost-effective systems will consistently play a vital role in the transportation market.

Process Industries

Together, oil and natural gas fuels comprise over 60 percent of the world's energy use. However, as the drive to reduce global emissions escalates and we decrease our reliance on coal and nuclear fuels, natural gas use is expected to double between now and 2020.

Industrial engines and turbines of every shape and size span the entire process industries supply chain--exploration, production, transportation, and consumption. The equipment ranges from 10 horsepower pumps and compressors to 300,000 horsepower turbine compressors and electric power generation units.

Woodward's energy control technologies play a key role in helping OEMs (original equipment manufacturers) produce cleaner more efficient engines and gas turbines.

In fiscal 2000, Woodward and Enginuity Technologies announced an alliance to serve the natural gas industry. Enginuity introduced the HPFi(TM) (high-pressure fuel injection) technology for the gas pipeline industry--a first in advanced combustion control technology for direct-injected, natural gas-fired engines.

With this technology integrated into a total combustion retrofit package, the large and aging installed base of engines in the gas pipeline industry can be upgraded to meet strict emissions standards, while improving reliability and fuel efficiency to levels demanded by the competitive marketplace.

The Woodward HPIV (high-pressure injection valve) and In-Pulse+(TM) controls and software are core to the Enginuity system. Enginuity integrates our components into a complete HPFi system, supplies other combustion upgrades, markets the product, and services it in the field.

For steam turbines in the pulp, paper, sugar, and petrochemical industries, Woodward's 505, Peak 150, and TG governors are the model for the industry. These products continue to set the standard for reliability, performance, and value.

In the petrochemical industry, it is critical for the machines to run at peak performance. Every minute lost in downtime can mean thousands of dollars of lost revenue. In these applications, Woodward has met our customers' demanding requirements with MicroNet(TM) TMR (triple modular redundant) control systems. Often used to control complex steam turbine driven, multi-stage compressors in ethylene plants, the MicroNet TMR provides the ultimate in fault tolerance, dependability, and performance.

Engine and turbine efficiency, dependability, and cost will continue to set industry benchmarks worldwide. And, Woodward will keep providing energy control technologies to bring our customers' systems solutions for their power equipment.

                                                               FINANCIAL SECTION
                                                       WOODWARD GOVERNOR COMPANY

Contents

Management Discussion and Analysis                     14

Consolidated Financial Statements                      22

Management's Responsibility for Financial Statements   34

Report of Independent Accountants                      34

Selected Quarterly Financial Data                      35

Cautionary Statement                                   35

Summary of Operations/Eleven-Year Record               36

Management Discussion and Analysis


We prepared the following discussion and analysis to help you better understand our results of operations and financial condition. This discussion should be read with the consolidated financial statements, including the notes, and the cautionary statement on page 35.
--------------------------------------------------------------------------------

Results of Operations

Our results of operations are discussed and analyzed by reportable segment. We have two reportable segments--Industrial Controls and Aircraft Engine Systems. Industrial Controls provides energy control systems and components primarily to OEMs (original equipment manufacturers) of industrial engines and turbines. Aircraft Engine Systems provides energy control systems and components primarily to OEMs of aircraft engines. Portions of Industrial Controls, related to the manufacture and sale of fuel injection nozzles for industrial markets, control systems and related services for industrial users in retrofit situations, and products for small industrial engine markets, were previously reported as Aircraft Engine Systems or other operations. Prior-year amounts in the financial information that follows have been restated to be consistent with the current composition of our segments.

     The segment earnings reported for these segments in the discussion and analysis do not reflect restructuring expense, gain on sale of business, or allocations of corporate expenses, and are before interest, income taxes, and equity in loss of unconsolidated affiliate. These other items are separately discussed and analyzed.


Industrial Controls

--------------------------------------------------------------------------------
IN THOUSANDS FOR THE YEAR
ENDED SEPTEMBER 30,            2000      1999      1998

External net sales          $330,962   $310,038  $262,443
Segment earnings              41,258     35,959    22,077
--------------------------------------------------------------------------------

2000 Compared to 1999
================================================================================

External net sales of Industrial Controls increased 7% in 2000 over 1999. Increases in sales volumes more than offset the impact of the sale of our turbine control retrofit business, lower average selling prices, and negative foreign currency translation effects. Our volume increase was related to strong demand in the power generation markets, primarily benefiting our domestic locations. In total, our domestic locations accounted for approximately 62% of our 2000 sales. The sale of our turbine control retrofit business four months prior to our fiscal year-end reduced our sales by an undetermined amount, although we believe this business had annual sales approaching $50 million. Prices averaged about 2% lower, and the strengthening of the dollar against most foreign currencies reduced our sales by an additional 2%.

     We expect the strong demand in the power generation markets to continue, particularly in the United States and in Europe, where our OEM customers have been expanding their production lines. We are also beginning to see increased demand for equipment related to oil and gas markets, triggered by rising fuel prices, and in transportation markets. We intend to gain market share by offering customers high quality products and competitive prices, as well as by introducing innovative new products.

     In the first quarter, 2001, we finalized an alliance to strengthen our integrated fuel systems product offerings. In the same quarter, we completed an acquisition and entered into a licensing agreement to add ignition systems and technologies to our product offerings.

     In the third quarter, 2000, we signed a five-year $500 million contract to supply fuel and combustion control systems and components for a customer's family of industrial gas turbines for the power generation, oil and gas processing, and marine markets. While it is difficult to quantify, we believe about two-thirds of the sales under this contract will represent new business relative to today's sales volumes and we will see a significant portion of the sales increase begin in 2001. Also, we recently finalized other long-term agreements with major industrial companies that total over $100 million in incremental business over the next four years.

     Segment earnings increased 15% in 2000 over 1999. Segment earnings were impacted by expenses we associated with the decision to sell our turbine control retrofit business of approximately $4.2 million in 2000. These associated expenses primarily involved foreign locations where we decided to relocate certain ongoing business activities. Without these expenses, our segment earnings would have been $45.5 million in 2000, an increase of 27% over 1999. Using 1999's segment earnings as a percent of net sales, our increase in sales accounts for 7% of the increase. The remaining difference is primarily related to the following:

o Selling, general, and administrative expenses decreased. Our selling, general, and administrative activities are relatively independent of changes in sales volumes, and expenses associated with our turbine control retrofit business were not incurred in the last four months of 2000 following our sale of that business. In addition, we benefited from the full-year impact of improvements made during our restructuring in the second quarter of 1999. These expense reductions were offset somewhat by a provision for a company's uncollectible receivables of $0.9 million in 2000.

o Certain land located in The Netherlands was sold in 1999, which resulted in a gain of $1.9 million.


1999 Compared to 1998

External net sales of Industrial Controls increased 18% in 1999 from 1998. This increase was primarily due to the June 1998 acquisition of Woodward FST. Sales of Woodward FST industrial nozzles were more than double the full year pro forma 1998 levels, driven by strong demand in power generation markets. Exclusive of Woodward FST, sales of Industrial Controls increased 6% due to greater sales of turbine control retrofits and products aimed at the small industrial engine markets. Increases in these areas more than offset decreases of other engine control systems and components, which we attributed to softness in Asian markets and in the oil and gas sectors in 1999. Turbine control retrofit sales benefited from both higher volumes and price increases. Sales of products for small industrial engine control markets benefited from the sale of new products in 1999, as well as the inclusion of twelve months of sales from Baker Electrical Products, Inc., in 1999 compared to five months in 1998. We acquired Baker in May 1998. Sales from our foreign locations, accounting for 45% of our 1999 sales, remained relatively flat, benefiting somewhat from favorable foreign currency translation adjustments.

     Segment earnings of Industrial Controls increased 63% in 1999 over 1998. Using 1998's segment earnings as a percent of net sales, our increase in sales accounts for 18% of the increase. The remaining difference is primarily related to the following:

o Cost of goods sold and selling, general, and administrative expenses were reduced at our largest domestic locations by approximately 10% for 1999 as compared to 1998. This reduction was the result of our second quarter 1999 restructuring and other cost control actions.

o Cost reductions were offset somewhat by increased costs at our foreign locations and continued investments in developing new products for small industrial engines at a high level relative to current sales.

o Depreciation methods for newly-acquired assets were changed in 1999 from principally accelerated methods to the straight-line method. This change reduced our 1999 cost of goods sold and selling, general, and administrative expenses by a total of $0.7 million.

o Certain land located in The Netherlands was sold in 1999, which resulted in a gain of $1.9 million.

o Expenses were incurred in 1998 related to the consolidation and integration of operations at one of our foreign locations.

o Foreign currency transaction gains in Japan improved segment earnings by approximately $0.8 million for 1999 as compared to 1998.

Aircraft Engine Systems
--------------------------------------------------------------------------------
IN THOUSANDS FOR THE YEAR
ENDED SEPTEMBER 30,           2000       1999      1998

External net sales          $266,423   $286,866  $228,033
Segment earnings              38,150     54,260    38,805
--------------------------------------------------------------------------------

2000 Compared to 1999
================================================================================

External net sales of Aircraft Engine Systems decreased 7% in 2000 from 1999. This decrease was due about equally to both lower volume and lower average selling prices. Most of our reduced volumes were in sales related to aftermarket revenues. We believe the decrease in aftermarket revenues may be caused by broader industry trends, including the lengthening of time between our customers' discretionary repair and overhaul activities, increasing competition from OEMs that have expanded their own aftermarket service offerings, and increasing reliability of our components. We estimate that about 58% of our sales resulted from sales to OEMs and 42% from the aftermarket.

     We expect sales to remain relatively flat, with perhaps some modest growth, over the next several quarters as a result of relatively stable market conditions. However, we are well positioned in the regional and business jet portions of the market, which are growing at a faster pace than the market generally. Also, the military aircraft market is showing signs of recovery and is expected to grow over the next several years. Long-term, we are aware of forecasts that show revenue passenger miles growing five percent a year. Our efforts to increase sales in the aerospace market are focused on our product improvement programs, maintaining high levels of satisfaction from our customers to provide us with opportunities currently sourced elsewhere, and implementing new aftermarket strategies.

     Segment earnings decreased 30% in 2000 from 1999. Segment earnings were impacted by early retirement and termination benefits totaling $5.1 million in 2000. These benefits were offered as part of a workforce management program to align staffing levels with expected demand. Without the expenses related to these benefits, segment earnings would have been $43.2 million in 2000, a decrease of 20% from 1999. Using 1999's segment earnings as a percent of net sales, our decrease in sales accounts for 7% of the decrease. The remaining difference is primarily related to the following:

o Cost of goods sold increased as a percent of sales. Our cost of goods sold was relatively high in the first half of 2000. Near the end of the second quarter, we implemented our workforce management program to align staffing levels with expected demand. Our cost of goods sold in the last half of 2000, as a percent of sales, is relatively close to the comparable percent in 1999.

o Selling, general, and administrative expenses did not decrease proportionally with sales. Our selling, general, and administrative activities are relatively independent of changes in sales volumes.

o Offsetting the items above, in 2000, we had increased earnings resulting from our AESYS joint venture with BAE SYSTEMS Controls, a $0.9 million reduction in acquisition-related accruals, and $0.9 million in insurance proceeds in settlement of certain matters from previous years.

1999 Compared to 1998

External net sales of Aircraft Engine Systems increased 26% in 1999 over 1998. Most of this increase was due to the June 1998 acquisition of Fuel Systems Textron, Inc., which we subsequently named Woodward FST, Inc. Woodward FST designs and manufactures fuel injection nozzles, spray manifolds, and fuel metering and distribution valves for gas turbine engines in both aircraft and industrial markets. (Woodward FST sales into industrial markets are included with Industrial Controls.) Exclusive of Woodward FST, sales of Aircraft Engine Systems increased 3% in 1999. Sales from our domestic locations other than Woodward FST increased 2%, related to both price and volume changes. Our foreign locations generated sales increases of 38%, primarily related to increased volume. We believe the increase overseas was due to the positive impact of the 1998 consolidation of our European overhaul and service centers to a location in Prestwick, Scotland. We estimated that about 60% of our sales were to OEMs and 40% to the aftermarket.

     Segment earnings of Aircraft Engine Systems increased 40% in 1999 over 1998. Using 1998's segment earnings as a percent of net sales, our increase in sales accounts for 26% of the increase. The remaining difference is primarily related to the following:

o Selling, general, and administrative expenses decreased 8% in the United States and 35% overseas. Our selling, general, and administrative activities are relatively independent of changes in sales volumes. The large decrease overseas is primarily because activities related to the start-up of our Prestwick, Scotland, location were completed in 1998.

o Depreciation methods for newly-acquired assets were changed in 1999 from principally accelerated methods to the straight-line method. This change reduced our 1999 cost of goods sold and selling, general, and administrative expenses by a total of $1.1 million.

o Amortization expense increased by $2.6 million because we recognized expense associated with our June 1998 acquisition of Fuel Systems Textron, Inc. for a full twelve-month period in 1999 as compared to four months in 1998.

Nonsegment Expenses and Gain
--------------------------------------------------------------------------------
IN THOUSANDS FOR THE YEAR
ENDED SEPTEMBER 30,              2000      1999       1998

Restructuring expense         $     --   $  7,889   $    --
Interest expense                10,897     12,746     5,227
Interest income                   (770)      (827)     (708)
Unallocated corporate expenses  20,418     17,113    15,017
Gain on sale of business       (25,500)        --        --
--------------------------------------------------------------------------------

2000 Compared to 1999
================================================================================

We incurred restructuring expense in 1999 primarily in connection with a change in the structure of our internal Industrial Controls organization. We terminated 197 members, impacting all job functions to varying degrees. Most of the terminations were in Fort Collins and Loveland, Colorado.

     Interest expense decreased in 2000 because we had lower levels of average outstanding debt in 2000 as compared to 1999.

     Unallocated corporate expenses were impacted by a gain of $1.0 million on the sale of non-operating real estate in 1999. Excluding this gain, unallocated corporate expenses were 3% of consolidated net sales in both 2000 and 1999. Also, expenses related to certain postemployment and retirement obligations were higher in 2000 than in 1999, due in part to increases in the market value of the company's common stock from September 30, 1999, to September 30, 2000.

     The gain on the sale of business in 2000 relates to a sale on May 31, 2000, of certain assets associated with our turbine controls retrofit business for cash, with the buyer assuming certain liabilities. The resulting gain was reported separately in the statements of consolidated earnings. The amount of the gain is an estimate, subject to final closing audit adjustments. We expect to finalize the amount of the gain in the first or second quarter of 2001.

     The net sales and earnings of the turbine control retrofit business were included as part of Industrial Controls and could not be separately identified. However, we believe annual sales of this business were approaching $50 million at the time of the sale. We believe the sale of the turbine control retrofit business has strengthened our relationship as a supplier to key OEMs by allowing us to focus on their unique needs.


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

     Unallocated corporate expenses increased in 1999 over 1998 because of increases in corporate activities, offset somewhat by a gain of $1.0 million on the sale of non-operating real estate in Stevens Point, Wisconsin. Excluding this gain, unallocated corporate expenses were 3% of consolidated net sales in both 1999 and 1998. The impact of the 1999 change in depreciation method from principally accelerated methods to the straight-line method for newly-acquired assets reduced our unallocated corporate expenses in 1999 by about $0.2 million.

Net Earnings


--------------------------------------------------------------------------------
IN THOUSANDS, EXCEPT PER SHARE
AMOUNTS, FOR THE YEAR
ENDED SEPTEMBER 30,                2000      1999      1998

Earnings before income
   taxes and equity in loss
   of unconsolidated affiliate   $74,363   $53,298   $41,346
Income taxes                      27,215    21,182    16,726
Equity in loss of
   unconsolidated affiliate,
   net of tax                        172     1,287     3,028
================================================================================
Net earnings                     $46,976   $30,829   $21,592

Basic earnings per share         $  4.17   $  2.74   $  1.90
Diluted earnings per share          4.15      2.73      1.90
================================================================================


2000 Compared to 1999

The increase in earnings before income taxes and equity in loss of unconsolidated affiliate resulted in an increase in 2000 income taxes over 1999. Income taxes were provided at an effective rate of 36.6% in 2000 compared to 39.7% in 1999. The most significant reason for this decrease is related to the sale of our turbine control retrofit business, which allowed us to use capital loss carryforwards for which we previously provided valuation allowances.

     The equity in loss of unconsolidated affiliate reflects our share of the losses generated by GENXON(TM) Power Systems, LLC. In 2000, we incurred only administrative costs associated with GENXON. In 1999, we also incurred costs related to product development activities. We and our joint venture partner are continuing to assess the role of GENXON.

     Both basic and diluted earnings per share increased about 52% on a net earnings increase of 52% in 2000 as compared to 1999. Results for 2000 included a gain on sale of the turbine control retrofit business, net of tax, of $17.1 million or $1.52 per basic share and $1.51 per diluted share. Without this gain, net earnings would have been $29.9 million or $2.65 per basic share and $2.64 per diluted share for 2000.

     Our results in 2000 also included costs to streamline operations after the sale, costs associated with reductions in our workforce, and certain other costs not indicative of normal operations which totaled, net of tax, $6.7 million or $0.60 per basic share and $0.59 per diluted share. Our results in 1999 included restructuring expense and gains on the sale of real estate that netted to a reduction of $3.0 million or $0.26 per basic share and $0.27 per diluted share.

     In 2001, without considering the impact of any new acquisitions, we expect consolidated net sales to increase at least 7%, driven primarily by the growth in the power generation markets. With this level of sales growth, we expect earnings, not including any one-time gains or expenses, will grow 10-15% in 2001. We believe we will realize a higher earnings growth rate than sales growth rate because of increasing operating efficiencies associated with higher sales and continuing benefits from our Six Sigma efforts.


1999 Compared to 1998

The increase in earnings before income taxes and equity in loss of unconsolidated affiliate resulted in an increase in 1999 income taxes over 1998. Income taxes were provided at an effective rate in 1999 only slightly lower than the effective rate in 1998.

     The equity in loss of unconsolidated affiliate reflects our share of the losses generated by GENXON Power Systems, LLC. Since its inception, most of the activities and costs incurred were directly related to product development. GENXON reduced the amount of development activities in 1999 from 1998.

     Both basic and diluted earnings per share increased about 44% on a net earnings increase of 43% in 1999 as compared to 1998. This difference was due to slight decreases in the weighted-average shares of common stock outstanding both before and after the assumed exercise of outstanding stock options.

     Our results in 1999 included restructuring expense and gains on the sale of real estate that netted to a reduction of $3.0 million or $0.26 per basic share and $0.27 per diluted share.

Financial Condition

Our discussion and analysis of financial condition is presented by segment for total segment assets, which consists of accounts receivable, inventories, property, plant, and equipment--net, and intangibles--net. We also discuss and analyze other balance sheet and cash flow items. Together, this discussion and analysis will help you assess our liquidity and capital resources, as well as understand changes in our financial condition.

Assets

--------------------------------------------------------------------------------
IN THOUSANDS AT SEPTEMBER 30,  2000       1999      1998
Total segment assets:
   Industrial Controls       $214,935   $223,874   $228,922
   Aircraft Engine Systems    260,712    272,898    270,537
Unallocated corporate
   property, plant, and
   equipment--net and
   intangibles--net             5,072      3,926      7,438
Other unallocated assets       53,004     49,966     56,538
================================================================================
Total assets                 $533,723   $550,664   $563,435

2000 Compared to 1999

Industrial Controls total segment assets at September 30, 2000, were 4% lower than a year earlier. This decrease resulted from the sale of assets related to our turbine control retrofit business and other changes in accounts receivable, inventories, and property, plant, and equipment associated with the level of business activity. Most significantly, receivables, inventories, and equipment related to industrial nozzles increased. This increase was a result of higher sales volumes in 2000 as compared to 1999, as well as anticipated sales volumes in 2001. Intangibles decreased by the amount of amortization for the year.

     Aircraft Engine Systems total segment assets at September 30, 2000, were 4% lower than a year earlier. Decreases in accounts receivable, inventories, and property, plant, and equipment primarily resulted from lower business activity this year as compared to the prior year. Intangibles decreased by the amount of amortization for the year.

1999 Compared to 1998

Industrial Controls total segment assets at September 30, 1999, were 2% lower than a year earlier. Increases in accounts receivable, attributable to increased business activity, were largely offset by reductions in domestic inventory balances from relatively high levels at the end of 1998. In addition, our capital expenditures were less than depreciation and our amortization of intangibles exceeded additions to goodwill. Additions to goodwill totaled $0.5 million in 1999, related to recording accrued pension benefit costs assumed as part of the June 1998 acquisition of Fuel Systems Textron, Inc.

     Aircraft Engine Systems total segment assets at September 30, 1999, were within 1% of the amount a year earlier. Increases in accounts receivable and inventory attributable to increased business activity were largely offset by reductions in intangibles due to amortization expense, net of additions to goodwill. Additions to goodwill totaled $1.8 million in 1999, most of which were related to recording accrued pension benefit costs assumed as part of the June 1998 acquisition of Fuel Systems Textron, Inc.

Other Balance Sheet Measures

--------------------------------------------------------------------------------
IN THOUSANDS AT SEPTEMBER 30,            2000       1999      1998
Total assets                          $533,723   $550,664   $563,435
Working capital (current
   assets less current liabilities)    100,836    124,392    119,506
Long-term debt, less
   current portion                      74,500    139,000    175,685
Other liabilities                       50,142     46,620     40,111
Commitments and contingencies               --         --         --
Shareholders' equity                   275,624    241,992    220,102
================================================================================

2000 Compared to 1999

Our balance sheet remained strong at September 30, 2000. The decrease in total assets and working capital is most significantly attributable to the sale of assets related to our turbine control retrofit business, and the assumption of certain liabilities by the buyer, as we used the cash proceeds from the sale to reduce debt. Strong operating and investing cash flows in 2000 enabled us to reduce our long-term debt by $64.5 million from the September 30, 1999, balance. Increases in other liabilities relate primarily to changes in postemployment and retirement obligations. Shareholders' equity increased 14%, resulting primarily from 2000 net earnings in excess of cash dividend payments.

     We are currently involved in matters of litigation arising from the normal course of business, including certain environmental and product liability matters. Further discussion of these matters is in Note P in the Notes to Consolidated Financial Statements.

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

Cash Flows

--------------------------------------------------------------------------------
IN THOUSANDS FOR THE YEAR
ENDED SEPTEMBER 30,                 2000         1999        1998
Net cash provided by
   operating activities          $  55,210    $  59,932    $  43,053
Net cash provided by (used in)
   investing activities             15,736      (17,963)    (207,945)
Net cash provided by (used in)
   financing activities            (70,792)     (42,982)     162,626
--------------------------------------------------------------------------------

2000 Compared to 1999

Net cash flows provided by operations decreased by 8% in 2000 from 1999. For purposes of preparing the statement of consolidated cash flows, the proceeds from the sale of the turbine control retrofit business were not considered an operating activity, but the associated income tax payments were reflected as an operating activity. Exclusive of income taxes related to the gain, net cash flows provided by operating activities would have increased by about 6% in 2000 over 1999. Most of this improvement is related to a small reduction in total operating assets and liabilities on relatively flat sales in 2000, compared to an increase in total operating assets and liabilities on a sales increase in 1999.

     Net cash flows for investing activities changed by $33.7 million in 2000 as compared to 1999. Most of this change is the result of cash flows from the sale of our turbine control retrofit business of $41.7 million. Without this item, cash flows used in investing activities in 2000 would have been $26.0 million, an increase of $8.0 million over 1999. This increase is primarily related to higher capital expenditures for Industrial Controls because of increases in current and anticipated sales, offset by the 1999 proceeds from the sale of non-operating real estate in Stevens Point, Wisconsin and land in The Netherlands. Based on current operating conditions, we expect a decrease in capital expenditures in 2001 from 2000 to be more in line with depreciation expense.

     Net cash flows used in financing activities increased by $27.8 million in 2000 over 1999. This increase is primarily associated with debt reductions, made possible from greater cash flows provided by operations and from the sale of the turbine control retrofit business.

     In the first quarter, 2001, we completed an acquisition of a company that will enable us to add ignition systems to our current product offerings. This company has most recently generated annual sales of approximately $4 million.

     Future cash flows from operations and available revolving lines of credit are expected to be adequate to meet our cash requirements during the next twelve months. However, it is possible business acquisitions could be made in the future that would require amendments to existing debt agreements and the need to obtain additional financing.

1999 Compared to 1998

Net cash flows provided by operations increased by 39% in 1999 over 1998. Higher net earnings before noncash expenses account for most of this increase. The most significant of these noncash expenses is depreciation and amortization, which increased largely due to intangibles associated with the May and June 1998 business acquisitions, and deferred income taxes.

     Net cash flows used in investing activities decreased by $190 million in 1999 as compared to 1998. Without the cash flows associated with the May and June 1998 business acquisitions, the decrease would have been $8.2 million. This change is primarily related to proceeds from the 1999 sale of non-operating real estate in Stevens Point, Wisconsin and land in The Netherlands, and reduced losses associated with our equity in the GENXON Power Systems, LLC joint venture.

     Net cash flows for financing activities changed by $206 million in 1999 as compared to 1998. Without the cash flows associated with 1998 borrowings under a term note and a revolving line of credit made because of the May and June 1998 business acquisitions, the change would have been $22.6 million. Net cash flows provided by operations in excess of net cash flows used in investing activities enabled us to reduce our debt by a greater amount than in 1998.

OTHER MATTERS

Market Risks

Our long-term debt is sensitive to changes in interest rates. We monitor trends in interest rates as a basis for determining whether to enter into fixed rate or variable rate debt agreements and for the basis of determining the duration of such agreements. Our primary objective is to minimize our long-term costs of borrowing. Currently, all long-term debt is denominated in U.S. dollars and consists primarily of variable rate agreements associated with LIBOR market rates. We do not have any derivative instruments associated with interest rates. A hypothetical 1% immediate increase in interest rates would adversely affect our 2001 net earnings and cash flows by approximately $0.5 million and reduce the fair value of our long-term debt, as measured at September 30, 2000, by approximately $0.1 million. Last year, a hypothetical 1% immediate increase in interest rates would have adversely affected our 2000 net earnings and cash flows by approximately $0.9 million and reduced the fair value of our long-term debt by approximately $0.3 million.

     Assets, liabilities, and commitments that are to be settled in cash and are denominated in foreign currencies for transaction purposes are sensitive to changes in currency exchange rates. We monitor trends in foreign currency exchange rates and our exposure to changes in those rates as a basis for determining whether to use hedging strategies. Our primary exposures are to the European Monetary Union euro and the Japanese yen. We do not have any derivative instruments associated with foreign currency exchange rates. A hypothetical 10% immediate increase in the value of the United States dollar relative to all other currencies, when applied to September 30, 2000, balances, would adversely affect our expected 2001 net earnings and cash flows by approximately $1.1 million. Last year, a hypothetical 10% immediate increase in the value of the United States dollar relative to all other currencies would have adversely affected our expected 2000 net earnings and cash flows by $1.8 million.

Recent Accounting Pronouncements

In March 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." This statement provides guidance on accounting for the costs of software developed or obtained for internal use. We adopted the provisions of this statement on October 1, 1999. Net earnings in 2000 were increased by approximately $0.7 million as a result of this change.

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities." Following a subsequent deferral of the original implementation date, it is effective in fiscal year 2001. This statement establishes accounting and reporting standards for derivative instruments and for hedging activities. Among other requirements, it requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative. We currently do not have any derivative instruments and do not expect this statement to have any significant impact on our consolidated financial statements.

     In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements." This bulletin provides interpretations and practices followed by the Division of Corporation Finance and the Office of the Chief Accountant in administering the disclosure requirements of the Federal securities laws regarding revenue recognition. It is effective for us no later than July 1, 2001. We have performed a preliminary review of our current revenue recognition practices for particular transactions, and we intend to perform a more thorough review in the upcoming months. We did not discover any revenue recognition practices that would need to change to comply with this bulletin as part of our preliminary review procedures. However, it is possible that we would find practices that would need to change after a more thorough review is completed. As a result, at this time we are unable to comment as to what impact, if any, compliance with this bulletin will have on our consolidated financial statements.

Statements of Consolidated Earnings

Woodward Governor Company and Subsidiaries

---------------------------------------------------------------------------------------------
                                                               Year Ended September 30,
---------------------------------------------------------------------------------------------
(In thousands except per share amounts)                    2000        1999        1998

Net sales                                                $597,385    $596,904    $490,476
Costs and expenses:
      Cost of goods sold                                  453,538     437,121     356,802
      Selling, general, and administrative expenses        77,463      79,043      79,332
      Amortization of intangible assets                     6,418       6,769       2,927
      Restructuring expense                                    --       7,889          --
      Interest expense                                     10,897      12,746       5,227
Interest income                                              (770)       (827)       (708)
      Other expense--net                                      976         865       5,550
Gain on sale of business                                  (25,500)         --          --
------------------------------------------------------------------------------------------
        Total costs and expenses, net of gain             523,022     543,606     449,130

Earnings before income taxes and equity in loss
      of unconsolidated affiliate                          74,363      53,298      41,346
Income taxes                                               27,215      21,182      16,726
------------------------------------------------------------------------------------------
Earnings before equity in loss
      of unconsolidated affiliate                          47,148      32,116      24,620
Equity in loss of unconsolidated affiliate, net of tax        172       1,287       3,028

------------------------------------------------------------------------------------------
Net earnings                                             $ 46,976    $ 30,829    $ 21,592

Basic earnings per share                                 $   4.17    $   2.74    $   1.90
------------------------------------------------------------------------------------------

Diluted earnings per share                               $   4.15    $   2.73    $   1.90
------------------------------------------------------------------------------------------
Weighted-average number of basic shares outstanding        11,263      11,272      11,340
------------------------------------------------------------------------------------------
Weighted-average number of diluted shares outstanding      11,318      11,292      11,379

------------------------------------------------------------------------------------------

See accompanying Notes to Consolidated Financial Statements.

Consolidated Balance Sheets

Woodward Governor Company and Subsidiaries

---------------------------------------------------------------------------------------
                                                                    At September 30,
---------------------------------------------------------------------------------------
(In thousands except per share amounts)                             2000         1999

ASSETS
     Current assets:
         Cash and cash equivalents                                $  9,315    $ 10,449
         Accounts receivable, less allowance for losses
              of $4,452 for 2000 and $4,417 for 1999               105,153     115,517
         Inventories                                               102,990     104,257
         Deferred income taxes                                      16,835      17,221
--------------------------------------------------------------------------------------
              Total current assets                                 234,293     247,444
     Property, plant, and equipment, at cost:
         Land                                                        6,032       6,100
         Buildings and improvements                                127,825     128,668
         Machinery and equipment                                   233,188     227,611
         Construction in progress                                    3,364       3,534
--------------------------------------------------------------------------------------
                                                                   370,409     365,913
         Accumulated depreciation                                  247,951     241,791
--------------------------------------------------------------------------------------
     Property, plant, and equipment--net                           122,458     124,122
     Intangibles--net                                              150,118     156,802
     Other assets                                                    8,450       4,287
     Deferred income taxes                                          18,404      18,009
--------------------------------------------------------------------------------------
TOTAL ASSETS                                                      $533,723    $550,664
LIABILITIES AND SHAREHOLDERS' EQUITY
======================================================================================
     Current liabilities:
         Short-term borrowings                                    $ 21,284    $  7,303
         Current portion of long-term debt                          22,500      34,650
         Accounts payable and accrued expenses                      81,342      76,772
         Income taxes payable                                        8,331       4,327
--------------------------------------------------------------------------------------
              Total current liabilities                            133,457     123,052
     Long-term debt, less current portion                           74,500     139,000
     Other liabilities                                              50,142      46,620
     Commitments and contingencies                                      --          --
--------------------------------------------------------------------------------------
     Shareholders' equity represented by:
         Preferred stock, par value $.003 per share, authorized
              10,000 shares, no shares issued                           --          --
         Common stock, par value $.00875 per share, authorized
              50,000 shares, issued 12,160 shares                      106         106
         Additional paid-in capital                                 13,295      13,300
         Unearned ESOP compensation                                 (5,308)     (7,450)
         Accumulated other comprehensive earnings                    3,045       9,351
         Retained earnings                                         284,431     247,420
--------------------------------------------------------------------------------------
                                                                   295,569     262,727
         Less treasury stock, at cost                               19,945      20,735
--------------------------------------------------------------------------------------
              Total shareholders' equity                           275,624     241,992

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                        $533,723    $550,664

See accompanying Notes to Consolidated Financial Statements.

Statements of Consolidated Shareholders' Equity

Woodward Governor Company and Subsidiaries

----------------------------------------------------------------------------------------------------------------------------------
                                            Additional   Unearned    Accumulated Other
(In thousands of dollars           Common    Paid-in       ESOP        Comprehensive    Retained     Treasury Stock        Total
except per share amounts)          Stock     Capital   Compensation      Earnings       Earnings    Shares     Amount      Amount
----------------------------------------------------------------------------------------------------------------------------------
Balance at September 30, 1997     $   106    $13,283     $(12,128)        $ 9,391       $215,211    713,034   $(15,249)   $210,614

   Net earnings                        --         --           --              --         21,592         --         --      21,592

   Other comprehensive earnings        --         --           --             458             --         --         --         458
----------------------------------------------------------------------------------------------------------------------------------
   Total comprehensive earnings                                                                                             22,050

   Purchases of treasury stock         --         --           --              --             --    160,413     (5,174)     (5,174)

   Sales of treasury stock             --         10           --              --             --     (8,580)       206         216

   Issuance of stock to ESOP           --         11           --              --             --     (1,977)        47          58

   ESOP compensation expense           --         --        2,405              --             --         --         --       2,405

   Cash dividends--$.93
     per common share                  --         --           --              --        (10,543)        --         --     (10,543)

   Tax benefit applicable to
     ESOP dividend                     --         --           --              --            476         --         --         476

----------------------------------------------------------------------------------------------------------------------------------
Balance at September 30, 1998         106     13,304       (9,723)          9,849        226,736    862,890    (20,170)    220,102

   Net earnings                        --         --           --              --         30,829         --         --      30,829

   Other comprehensive earnings        --         --           --            (498)            --         --         --        (498)
----------------------------------------------------------------------------------------------------------------------------------
   Total comprehensive earnings                                                                                             30,331

   Purchases of treasury stock         --         --           --              --             --     46,700     (1,029)     (1,029)

   Sales of treasury stock             --         (3)          --              --             --    (13,049)       313         310

   Issuance of stock to ESOP           --         (1)          --              --             --     (6,287)       151         150

   ESOP compensation expense           --         --        2,273              --             --         --         --       2,273

   Cash dividends--$.93
     per common share                  --         --           --              --        (10,484)        --         --     (10,484)

   Tax benefit applicable to ESOP
     dividend and stock options        --         --           --              --            339         --         --         339

----------------------------------------------------------------------------------------------------------------------------------
Balance at September 30, 1999         106     13,300       (7,450)          9,351        247,420    890,254    (20,735)    241,992

   Net earnings                        --         --           --              --         46,976         --         --      46,976

   Other comprehensive earnings        --         --           --          (6,306)            --         --         --      (6,306)
----------------------------------------------------------------------------------------------------------------------------------
   Total comprehensive earnings                                                                                             40,670

   Purchases of treasury stock         --         --           --              --             --     64,076     (1,762)     (1,762)

   Sales of treasury stock             --        (12)          --              --             --   (100,990)     2,423       2,411

   Issuance of stock to ESOP           --          7           --              --             --     (5,363)       129         136

   ESOP compensation expense           --         --        2,142              --             --         --         --       2,142

   Cash dividends--$.93
     per common share                  --         --           --              --        (10,472)        --         --     (10,472)

   Tax benefit applicable to ESOP
     dividend and stock options        --         --           --              --            507         --         --         507

----------------------------------------------------------------------------------------------------------------------------------
Balance at September 30, 2000     $   106    $13,295     $ (5,308)        $ 3,045       $284,431    847,977   $(19,945)   $275,624

See accompanying Notes to Consolidated Financial Statements.

Statements of Consolidated Cash Flows

Woodward Governor Company and Subsidiaries

---------------------------------------------------------------------------------------------------------------
                                                                                Year Ended September 30,
---------------------------------------------------------------------------------------------------------------
(In thousands of dollars)                                                    2000         1999        1998

CASH FLOWS FROM OPERATING ACTIVITIES:
Net earnings                                                              $ 46,976    $ 30,829    $  21,592
-------------------------------------------------------------------------------------------------------------
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation and amortization                                               30,419      32,036       26,642
Net (gain) loss on sale of property, plant, and equipment                      411      (2,848)           7
Gain on sale of business                                                   (25,500)         --           --
Deferred income taxes                                                           (9)      4,342       (1,046)
   ESOP compensation expense                                                 2,142       2,273        2,405
   Equity in loss of unconsolidated affiliate                                  271       2,079        4,808
   Changes in operating assets and liabilities,
      net of business acquisitions and sale:
   Accounts receivable                                                      (3,997)     (8,015)      (5,489)
Inventories                                                                 (3,746)      2,145       (8,313)
Current liabilities, other than short-term borrowings
      and current portion of long-term debt                                  7,792      (7,228)      (3,893)
Other--net                                                                     451       4,319        6,340
-------------------------------------------------------------------------------------------------------------
      Total adjustments                                                      8,234      29,103       21,461

Net cash provided by operating activities                                   55,210      59,932       43,053

CASH FLOWS FROM INVESTING ACTIVITIES:
Payments for purchase of property, plant, and equipment                    (27,416)    (22,789)     (20,862)
Proceeds from sale of property, plant, and equipment                         1,700       6,293        1,305
Proceeds from sale of business - net of direct costs                        41,742          --           --
Investment in unconsolidated affiliate                                        (290)     (1,405)      (5,462)
Business acquisitions, net of cash acquired                                     --         (62)    (181,805)
Other--net                                                                      --          --       (1,121)
-------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) investing activities                         15,736     (17,963)    (207,945)

CASH FLOWS FROM FINANCING ACTIVITIES:
Cash dividends paid                                                        (10,472)    (10,484)     (10,543)
Proceeds from sales of treasury stock                                        2,411         310          216
Purchases of treasury stock                                                 (1,762)     (1,029)      (5,174)
Net proceeds (payments) from borrowings under revolving lines              (39,826)    (23,050)      87,768
Proceeds from long-term debt                                                    --      75,000      100,000
Payments of long-term debt                                                 (21,650)    (84,068)     (10,117)
Tax benefit applicable to ESOP dividend and stock options                      507         339          476
-------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) financing activities                        (70,792)    (42,982)     162,626

Effect of exchange rate changes on cash                                     (1,288)       (964)        (307)

NET CHANGE IN CASH AND CASH EQUIVALENTS                                     (1,134)     (1,977)      (2,573)
Cash and cash equivalents, beginning of year                                10,449      12,426       14,999
-------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of year                                    $  9,315    $ 10,449    $  12,426
SUPPLEMENTAL CASH FLOW INFORMATION:
=============================================================================================================
Interest expense paid                                                     $ 11,854    $ 12,675    $   3,797
Income taxes paid                                                         $ 22,656    $ 19,024    $  11,255

NONCASH INVESTING:
Liabilities assumed in business acquisitions (sale)                       $ (1,430)   $  1,994    $  25,527

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

FOREIGN CURRENCY TRANSLATION: The assets and liabilities of substantially all subsidiaries outside the United States are translated at year-end rates of exchange and earnings and cash flow statements are translated at weighted-average rates of exchange. Translation adjustments are accumulated with other comprehensive earnings as a separate component of shareholders' equity and are presented net of tax in the statements of consolidated shareholders' equity. We have no other components of accumulated other comprehensive earnings.

REVENUE RECOGNITION: Sales are recognized when products are shipped or services are provided to the customer.

RESEARCH AND DEVELOPMENT COSTS: Expenditures related to new product development are charged to expense when incurred and totaled approximately $29,100 in 2000, $24,600 in 1999, and $18,500 in 1998.

INCOME TAXES: Deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of the company's assets and liabilities. We provide for taxes, which may be payable if undistributed earnings of overseas subsidiaries were to be remitted to the United States, except for those earnings that we consider to be permanently reinvested.

CASH EQUIVALENTS: Highly liquid investments purchased with an original maturity of three months or less are considered to be cash equivalents.

INVENTORIES: Inventories are valued at the lower of cost or market, with cost being determined on a first-in, first-out basis.

PROPERTY, PLANT, AND EQUIPMENT: Property, plant, and equipment are recorded at cost and are depreciated over the estimated useful lives of the assets, ranging from 5 to 45 years for buildings and improvements and 3 to 15 years for machinery and equipment. Assets placed in service after September 30, 1998, are depreciated using the straight-line method and assets placed in service as of and prior to September 30, 1998, are depreciated principally using accelerated methods. Certain costs associated with developing software to be used by us that were incurred after September 30, 1999, are included with machinery and equipment. Prior to September 30, 1999, software development costs were expensed.

The September 30, 1998, change in depreciation methods was made to better reflect improvements in preventative maintenance practices that have generally resulted in more uniform productive capabilities and maintenance costs of machinery and equipment over the useful life of an asset. Net earnings in 1999, the first year following this change, were increased by approximately $1,150 as a result of the change. The September 30, 1999, change in accounting for software development costs was made to adopt the provisions of Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," issued by the American Institute of Certified Public Accountants in March 1998. Net earnings in 2000 were increased by approximately $690 as a result of this change.

INTANGIBLES: Intangibles are amortized over the periods estimated to be benefited using the straight-line method. No amortization period exceeds 30 years. We apply impairment losses on long-lived assets first to related goodwill. Impairment losses are recognized whenever expected operating cash flows are less than the carrying values of specific groups of property, plant, and equipment, identifiable intangibles, and related goodwill.

B. BUSINESS ACQUISITIONS AND SALES: On May 31, 2000, we sold certain assets associated with our turbine control retrofit business for cash, and the buyer assumed certain liabilities. The resulting gain on the sale is reported separately in the statements of consolidated earnings. The amount of the gain is an estimate, subject to final closing audit adjustments. The actual amount of cash proceeds from the sale, net of direct costs paid, is reported in the statements of consolidated cash flows. We have accrued for cash amounts expected to be paid in future periods, and such amounts will be recognized as investing cash flows when paid. Net sales of the turbine control retrofit business are believed to have represented less than 10% of consolidated net sales in 2000, 1999, and 1998.

In May 1998, we acquired the net assets of Baker Electrical Products, Inc., a manufacturer of electromagnetic coils for anti-lock braking systems, for $7,096. In June 1998, we acquired the stock of Fuel Systems Textron, Inc. (subsequently renamed Woodward FST, Inc.), a leading designer, developer, and manufacturer of fuel injection nozzles, spray manifolds, and fuel metering and distribution valves for gas turbine engines, for $174,771. These acquisitions were financed using borrowings under a term loan and a revolving line of credit. Both of the acquisitions were accounted for using the purchase method of accounting and results of operations of the acquired companies were included in our consolidated results from their acquisition dates. The excess of the purchase price over the estimated fair value of tangible and identifiable intangible net assets acquired is being amortized over 15 years for Baker Electrical Products, Inc. and 30 years for Fuel Systems Textron, Inc.

The following unaudited pro forma information summarizes the results of operations for the year ended September 30, 1998, as if the acquisition of Fuel Systems Textron, Inc. had been completed at the beginning of that fiscal year:
Net sales, $558,630; earnings before equity in loss of unconsolidated affiliate, $24,627; net earnings, $21,599; and basic and diluted earnings per share, $1.90. This information reflects the actual operating results prior to the acquisition and adjustments to reflect estimated interest, depreciation, amortization of intangibles, and income taxes. These pro forma amounts should not be considered indicative of the results that would have actually been obtained if the acquisition had occurred on October 1, 1997, or that may be obtained in the future. (The pro forma information excludes the acquisition of Baker Electrical Products, Inc. as the resulting pro forma data would not have been materially different from the results reported.)

C. RESTRUCTURING EXPENSE: We incurred expenses in connection with a change in the structure of our internal Industrial Controls organization and the consolidation of two of our facilities in 1999. These expenses are reflected as restructuring expense in the statements of consolidated earnings. The amount of restructuring expense accrued at September 30, 1999, totaled $475 and was related to member termination benefits. These benefits were paid in 2000.

D. EQUITY IN LOSS OF UNCONSOLIDATED AFFILIATE: The equity in loss of unconsolidated affiliate is related to our 50% interest in GENXON Power Systems, LLC, and is presented net of tax benefit of $99 in 2000, $792 in 1999, and $1,780 in 1998. This venture combines our proprietary fuel metering and control technology with a unique catalytic combustion technology to offer an ultra-low NOx emission control system. To date, most of the activities and costs incurred were administrative, or were directly related to product development, resulting in joint venture pretax losses of $504 in 2000, $4,157 in 1999, and $9,615 in 1998. At September 30, 2000, the joint venture had total assets of $678 and total liabilities of $641. At September 30, 1999, the joint venture had total assets of $608 and total liabilities of $646.

E. INCOME TAXES: Income taxes, which are presented in the statement of consolidated earnings exclusive of the tax benefits associated with the unconsolidated affiliate GENXON Power Systems, LLC, consisted of the following:

--------------------------------------------------------------------------------
YEAR ENDED SEPTEMBER 30,       2000       1999      1998
Current:
   Federal                   $18,033    $11,242   $10,165
   State                       2,208      1,484     1,768
   Foreign                     5,456      3,929     6,586
Deferred                       1,518      4,527    (1,793)
================================================================================
                             $27,215    $21,182   $16,726

Deferred income taxes presented in the consolidated balance sheets are related to the following:

--------------------------------------------------------------------------------
AT SEPTEMBER 30,                          2000      1999
Deferred tax assets:
   Postretirement and
    early retirement benefits           $18,793   $18,560
   Foreign net operating loss
    and state tax credits                 9,998     9,255
   Inventory                              8,357     8,624
   Other                                 20,047    18,748
   Valuation allowance                  (11,168)  (11,716)
--------------------------------------------------------------------------------
   Total deferred tax assets,
    net of valuation allowance           46,027    43,471
--------------------------------------------------------------------------------
Deferred tax liabilities:
   Intangibles--net                      (6,535)   (4,734)
   Other                                 (4,253)   (3,507)
--------------------------------------------------------------------------------
   Total deferred tax liabilities       (10,788)   (8,241)
================================================================================
 Net deferred tax assets                $35,239   $35,230

We have not provided for taxes on $12,600 of undistributed foreign earnings that we consider permanently reinvested. These earnings could become subject to income taxes if they were remitted as dividends, were loaned to the company, or if we should sell our stock in the subsidiaries. However, we believe that foreign tax credits would largely offset any income tax that might otherwise be due.

We recorded a valuation allowance to reflect the estimated amount of deferred tax assets that may not be realized primarily due to capital loss carryforwards and foreign net operating loss carryforward limitations. Remaining deferred tax assets are expected to be realized through future earnings. The changes in the valuation allowance were as follows:

--------------------------------------------------------------------------------
YEAR ENDED SEPTEMBER 30,                     2000        1999
Beginning balance                         $(11,716)   $(11,296)
Foreign net operating loss carryforward       (624)       (376)
State net operating loss carryforward         (119)        (44)
Capital loss carryforward utilization        1,291          --
================================================================================
Ending balance                            $(11,168)   $(11,716)

The reasons for the differences between our effective income tax rate and the United States statutory federal income tax rate were as follows:

--------------------------------------------------------------------------------
PERCENT OF PRETAX EARNINGS,
YEAR ENDED SEPTEMBER 30,       2000       1999      1998
Statutory rate                  35.0      35.0      35.0

State income taxes, net
   of federal tax benefit        2.1       2.5       2.5
Foreign loss effect              2.4       2.3       2.6
Foreign tax rate differences     0.1       2.1       1.8
Foreign sales corporation       (1.6)     (1.6)     (1.5)
Other items, net                 0.2      (0.6)      0.1
Capital loss carryforward
 utilization                    (1.6)       --        --
================================================================================
Effective rate                  36.6      39.7      40.5

F.  EARNINGS PER SHARE:

--------------------------------------------------------------------------------
YEAR ENDED SEPTEMBER 30,            2000       1999         1998
Net earnings (A)                  $46,976     $30,829      $21,592
--------------------------------------------------------------------------------
Determination of shares,
  in thousands:
   Weighted-average shares
    of common stock
    outstanding (B)                11,263      11,272       11,340
   Assumed exercise of
    stock options                      55          20           39
--------------------------------------------------------------------------------
   Weighted-average shares
    of common stock outstanding
    assuming dilution,
    in thousands (C)               11,318      11,292       11,379
================================================================================
Basic earnings per share (A/B)    $  4.17     $  2.74      $  1.90

Diluted earnings per share (A/C)  $  4.15     $  2.73      $  1.90
================================================================================

The following stock options were outstanding during 2000, 1999, and 1998 but were not included in the computation of diluted earnings per share because the options' exercise prices were greater than the average market price of the common shares during the respective periods:

--------------------------------------------------------------------------------
YEAR ENDED SEPTEMBER 30,           2000        1999        1998
Options                           203,429     220,375      181,935
Weighted-average exercise price   $ 32.22     $ 32.34      $ 32.46
================================================================================

G.  INVENTORIES:

--------------------------------------------------------------------------------
AT SEPTEMBER 30,                          2000        1999
Raw materials                          $  3,056    $  2,452
Component parts                          58,559      64,059
Work in process                          27,315      26,955
Finished goods                           14,453      12,021
--------------------------------------------------------------------------------
                                        103,383     105,487
Less progress payments                     (393)     (1,230)
================================================================================
                                       $102,990    $104,257

H.  INTANGIBLES--NET:

--------------------------------------------------------------------------------
AT SEPTEMBER 30,                          2000        1999
Goodwill                               $ 91,253    $ 95,552
Customer relationships                   40,879      42,357
Other                                    17,986      18,893
================================================================================
                                       $150,118    $156,802

Intangibles are shown net of accumulated amortization of $16,848 in 2000 and $10,732 in 1999.

I. SHORT-TERM BORROWINGS: Short-term borrowings reflect borrowings under certain bank lines of credit. The total amount available under these lines of credit, including outstanding borrowings, totaled $46,667 at September 30, 2000, and $46,280 at September 30, 1999. Interest on borrowings under the lines of credit is based on various short-term rates. Several of the lines require compensating balances or commitment fees. The lines, generally reviewed annually for renewal, are subject to the usual terms and conditions applied by the banks. The weighted-average interest rate for outstanding borrowings was 6.5% at September 30, 2000, 4.4% at September 30, 1999, and 5.1% at September 30, 1998.

J.  LONG-TERM DEBT:

--------------------------------------------------------------------------------
AT SEPTEMBER 30,                         2000      1999
Term note                             $ 80,000   $  96,250
Borrowings under revolving line
   of credit facility                   10,000      65,000
ESOP debt guarantee--8.01%               7,000       9,500
Unsecured note--9.45%                       --       2,900
--------------------------------------------------------------------------------
                                        97,000     173,650
Less current portion                    22,500      34,650
================================================================================
                                      $ 74,500   $ 139,000

In 1998, we entered into uncollateralized financing arrangements with a syndicate of U.S. banks, including a $100,000 term note and a revolving line of credit facility up to a maximum amount of $150,000. The interest rate on borrowings under the term note varies with LIBOR and was 7.32% at September 30, 2000. The revolving line of credit facility carries a facility fee of 0.25%, with outstanding borrowings due five years from the inception of the agreement. The interest rate on borrowings under the revolving line of credit facility varies with LIBOR, the money market rate, or the prime rate and was 7.06% at September 30, 2000.

In June 1992, the company's Member Investment and Stock Ownership Plan (a qualified employee stock ownership plan) borrowed $25,000 for a term of eleven years and used the proceeds to buy 1,027,224 shares of common stock from the company. We guaranteed the payment of the loan and agreed to make future contributions to the plan sufficient to repay the loan. Accordingly, the original amount of the loan was recorded as long-term debt and unearned ESOP compensation. The consolidated balance sheets reflect the outstanding balance of the loan in long-term debt and the remaining unearned ESOP compensation as a component of shareholders' equity. Unearned ESOP compensation has been reduced using the shares allocated method for shares allocated to plan participants. The unallocated shares were 218,076 at September 30, 2000; 306,088 at September 30, 1999; and 399,492 at September 30, 1998.

Exclusive of the revolving line of credit facility, required future principal payments of long-term debt are: $22,500 in 2001, $22,500 in 2002, and $42,000 in 2003. At September 30, 2000, we classified borrowings under the revolving line of credit facility as long-term as we have both the intent and ability, through the company's revolving line of credit facility, to refinance this amount on a long-term basis.

Provisions of the debt agreements require us to maintain a minimum fixed-charge coverage ratio, current ratio, consolidated net worth, and a maximum funded debt to total capitalization ratio, as defined in the agreements and permit the lenders to accelerate repayment requirements in the event of a material adverse event. In addition, the agreements require us to make a prepayment of all net proceeds from future indebtedness and 50% of the net proceeds from future issuance of equity instruments. Further provisions limit our ability to incur debt, pay cash dividends, sell certain assets, acquire other businesses, and purchase the company's capital stock, among other things. At September 30, 2000, we had the ability to pay dividends and purchase the company's common stock up to $58,181.

K.  ACCOUNTS PAYABLE AND ACCRUED EXPENSES:

--------------------------------------------------------------------------------
AT SEPTEMBER 30,                          2000      1999
Accounts payable                        $25,065   $20,923
Salaries and other member benefits       28,153    27,706
Taxes, other than on income               5,501     5,479
Other items--net                         22,623    22,664
================================================================================
                                        $81,342   $76,772

L. RETIREMENT BENEFITS: We provide various benefits to eligible members of our company, including retirement healthcare benefits, pension benefits, and contributions to various defined contribution plans.

Currently, approximately 59% of our members may become eligible for healthcare benefits, generally after reaching age 55 with 10 years of service or after reaching age 65. We pay 80% to 100% of eligible healthcare expenses of retired members, their dependents and survivors, which are not paid by Medicare, up to maximum amounts established under the plans. Plan participants share in the cost of these benefits in varying amounts based on years of service, and we have the right to modify or terminate the plans. The plans are not funded, and there are no plan assets. Changes in the benefit obligations, the unfunded status of the plans, and the amount of accrued benefit costs for our retirement healthcare plans were as follows:

--------------------------------------------------------------------------------
AT OR FOR THE YEAR ENDED SEPTEMBER 30,                  2000        1999

Change in benefit obligation:
   Benefit obligation at beginning of year             $36,819     $40,651
   Service cost                                          1,051       1,103
   Interest cost                                         2,758       2,587
   Contributions by plan participants                    2,394       2,208
   Net actuarial losses (gains)                            411      (6,325)
   Benefits paid                                        (4,838)     (3,405)
   Curtailment gain related
    to sale of business                                   (964)         --
   Other                                                 2,000          --
--------------------------------------------------------------------------------
Benefit obligation at end of year
   and unfunded status                                  39,631      36,819
Unrecognized net actuarial gains                         7,231       7,785
--------------------------------------------------------------------------------
Total accrued benefit cost                              46,862      44,604
Portion of accrued benefit cost
   included in accrued expenses                          2,000       2,000
================================================================================
Portion of accrued benefit cost
 included in other liabilities                        $ 44,862    $ 42,604

The components of the net periodic benefit cost associated with the retirement healthcare plans were as follows:

--------------------------------------------------------------------------------
YEAR ENDED SEPTEMBER 30,         2000       1999      1998

Service cost                    $1,051     $1,103    $1,054
Interest cost                    2,758      2,587     2,551
Amortization of unrecognized
   net gain                       (142)        --       (33)
Curtailment gain related
   to sale of business            (964)        --        --
================================================================================
Net periodic benefit cost       $2,703     $3,690    $3,572

In accounting for the retirement healthcare plans, we assumed the weighted-average discount rate was 7.75% in 2000, 7.50% in 1999, and 6.75% in 1998. We also assumed net healthcare cost trend rates of 6.30% to 6.50% in 2001, decreasing gradually to 4.50% in 2005, and remaining at 4.50% thereafter. A 1.00% change in assumed healthcare cost trend rates would have had the following effects on amounts reported in 2000:

--------------------------------------------------------------------------------
                                         1.00%      1.00%
                                        Increase   Decrease

Effect on total of service and
   interest cost components               $ 816     $ (624)
Effect on benefits obligation
     at end of year                       6,639     (5,272)
--------------------------------------------------------------------------------

Approximately 13% of our members are currently covered under defined benefit pension plans. Benefits paid under these plans vary primarily due to members' length of service and compensation. However, effective September 30, 1999, the years of service factor was frozen for participants in one of our pension plans. Changes in benefit obligations and plan assets, and the funded status and the amount of accrued benefit costs for our pension plans were as follows:

================================================================================

AT OR FOR THE YEAR ENDED SEPTEMBER 30,                     2000       1999

Change in benefit obligations:
  Benefit obligation at beginning of year                $28,461    $10,212
  Service cost                                               781      1,490
  Interest cost                                            1,352      1,575
  Net actuarial losses (gains)                              (843)       839
  Foreign currency exchange rate changes                    (165)     2,987
  Benefits paid                                             (293)      (711)
  Business acquisition                                        --     12,069
--------------------------------------------------------------------------------
Benefit obligation at end of the year                     29,293     28,461
--------------------------------------------------------------------------------
Change in plan assets:
  Fair value of assets at beginning of year               24,369     10,386
  Actual return on plan assets                             3,018      1,259
  Foreign currency exchange rate changes                    (174)     2,794
  Contributions by the company                               682        566
  Benefits paid                                             (293)      (711)
  Business acquisition                                        --     10,075
--------------------------------------------------------------------------------
Fair value of assets at the end of the year               27,602     24,369
--------------------------------------------------------------------------------
Funded status                                             (1,691)    (4,092)
Unamortized prior service cost                              (122)      (133)
Unrecognized net losses (gains)                           (2,112)       512
Unamortized transition obligation                            980      1,088
--------------------------------------------------------------------------------

Net accrued benefit cost                                  (2,945)    (2,625)
Portion of net accrued benefit
   cost included in other assets                             134        391
================================================================================
Portion of net accrued benefit
     cost included in other liabilities                 $ (3,079)  $ (3,016)

The business acquisition referred to above relates to the June 1998 acquisition of Fuel Systems Textron, Inc. (more fully described in Note B.). The actuarial valuation associated with the assumed defined benefit pension plan was not completed until 1999.

The components of the net periodic benefit cost associated with the pension plans were as follows:

--------------------------------------------------------------------------------
YEAR ENDED SEPTEMBER 30,                          2000        1999       1998

Service cost                                    $   781     $ 1,490     $ 467
Interest cost                                     1,352       1,575       413
Expected return on plan assets                   (1,230)     (1,529)     (420)
Amortization of prior service cost                   (9)         (8)       (7)
Recognized net gains                                  9          --        --
Amortization of transition obligation               100          90        80
================================================================================
Net periodic pension cost                       $ 1,003     $ 1,618     $ 533

The following weighted-average assumptions, reflecting rates appropriate in the United States and Japan, were used in accounting for pension plans:

--------------------------------------------------------------------------------
YEAR ENDED SEPTEMBER 30,               2000      1999      1998
Discount rate                          4.8%      5.3%      4.0%
Rate of compensation increase          4.2%      4.3%      3.5%
Expected long-term rate of
   return on plan assets               4.9%      5.2%      4.0%
================================================================================

Approximately 90% of our members are currently eligible for one or more defined contribution plans. Contributions to these plans are discretionary. However, we do have a qualified employee stock ownership plan that has outstanding borrowings that have been guaranteed by the company. We have agreed to make future contributions to the plan sufficient to repay the loan. The proceeds of the borrowing were used by the plan to purchase common stock from the company, the shares of which are allocated to plan participants as contributions are made to the plan. Amounts charged to expense for defined contribution plans totaled $11,062 in 2000, $10,551 in 1999, and $9,512 in 1998.

M. STOCK OPTION PLAN: In 1996, shareholders approved a plan in which options to purchase shares of common stock could be granted to key management members of the company. This plan reserved 800,000 shares of common stock for issuance. Options granted under the plan generally have a term of 10 years. Options granted before September 30, 1999, generally vested immediately and options granted after September 30, 1999, vest evenly at the end of each year over four years from the date of grant. We account for options in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and therefore we do not recognize compensation expense in association with options granted at or above the market price of our common stock at the date of grant. As required by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," the following table presents pro forma net earnings and per share information that has been prepared as if compensation for these options was recognized:

--------------------------------------------------------------------------------
YEAR ENDED SEPTEMBER 30,       2000       1999      1998
Net earnings                 $46,850    $30,298   $20,814
Basic earnings per share        4.16       2.69      1.84
Diluted earnings per share      4.14       2.68      1.83
--------------------------------------------------------------------------------

The determination of compensation expense for this pro forma information was based upon the estimated fair value of the options granted on the date of their grant using the Black-Scholes option pricing model and the following weighted-average assumptions by grant year:

--------------------------------------------------------------------------------
YEAR ENDED SEPTEMBER 30,           2000       1999      1998
Risk-free interest rate            6.9%       4.9%      5.8%
Expected life                      7 years    7 years   7 years
Expected volatility               26.4%      23.0%     21.9%
Expected dividend yield            3.7%       4.2%      4.2%
--------------------------------------------------------------------------------

Option activity was as follows:

--------------------------------------------------------------------------------
                                                     Weighted-
                                                      Average
                                                     Exercise
                                        Options        Price

Balance at September 30, 1997           231,840        21.97
   Options granted                      226,641        32.33
   Options exercised                     (5,800)       23.50
--------------------------------------------------------------------------------

Balance at September 30, 1998           452,681        26.88
   Options granted                      200,000        22.00
   Options exercised                     (4,000)       22.00
   Options canceled                      (7,266)       32.18
--------------------------------------------------------------------------------

Balance at September 30, 1999           641,415        25.33
   Options granted                      145,100        24.75
   Options exercised                   (100,990)       23.38
   Options canceled                     (55,353)       30.46
================================================================================
Balance at September 30, 2000           630,172       $25.06

The weighted-average fair value of options granted was $6.82 in 2000, $4.27 in 1999, and $6.45 in 1998. The number of options exercisable was 501,972 at September 30, 2000; 616,465 at September 30, 1999; and 419,331 at September 30, 1998.

The exercise prices and weighted-average contractual lives of stock options outstanding at September 30, 2000, were as follows:

--------------------------------------------------------------------------------
                                   Weighted-
                                    Average
                                   Remaining
                      Options      Contractual     Options
Exercise Price      Outstanding   Life in Years  Exercisable
--------------------------------------------------------------------------------
 $16.625               62,200          5.3          62,200
  22.000              135,250          8.1         135,250
  23.500              138,600          6.1         138,600
  24.750              125,100          9.1               0
  30.594                6,200          7.7           3,100
  32.000               44,478          7.3          44,478
  32.250              118,344          7.1         118,344
================================================================================
                      630,172          7.4         501,972

N. SHAREHOLDER RIGHTS PLAN: We have a shareholder rights plan to protect shareholders against unsolicited attempts to acquire control of the company that do not offer what the Board of Directors believes to be an adequate price to all shareholders. In connection with this plan, a dividend of one preferred stock purchase right for each outstanding share of common stock was paid to shareholders in February 1996. Each right entitles its holder to purchase from the company one-four hundredth of a share of Series A Preferred Stock, par value $.003 per share, at a price of $75.00 (subject to adjustment, and restated for the January 1997 stock split). The rights may not be exercised or transferred apart from the company's common stock until 10 days after it is announced that a person or group has acquired 15% or more of the outstanding common stock or 15 business days after it is announced that there is an offer (or an intent to make an offer) by a person or group to acquire 15% or more of the outstanding common stock. The Board of Directors may increase the 15 business day period referred to above and may redeem the rights in whole (but not in part) at a redemption price of $.003 per right at any time prior to an acquisition of 15% or more of the outstanding common stock by a person or group. The rights expire on January 17, 2006.

O. LEASES: We have entered into leases for certain facilities. Future minimum rental commitments under these operating leases are: $2,158 in 2001, $1,610 in 2002, $1,023 in 2003, $583 in 2004, and $425 in 2005. Rent expense for facilities was approximately $2,878 in 2000, $2,634 in 1999, and $1,740 in 1998.

P. CONTINGENCIES: We are currently involved in matters of litigation arising from the normal course of business, including certain environmental and product liability matters. We have accruals of approximately $460 at September 30, 2000, and $1,200 at September 30, 1999, related to such matters. These accruals are based on our current estimate of the most likely amount of losses that we believe will be incurred. These amounts have been included in accounts payable and accrued expenses.

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

Q. FINANCIAL INSTRUMENTS: The estimated fair values of our financial instruments were as follows:

--------------------------------------------------------------------------------
AT SEPTEMBER 30,                             2000         1999

Cash and cash equivalents                  $  9,315    $ 10,449
Short-term borrowings                       (21,284)     (7,303)
Long-term debt, including current portion   (96,985)   (173,645)
================================================================================

The fair value of cash and cash equivalents, short-term borrowings and long-term debt at variable interest rates were assumed to be equal to their carrying amounts. Cash and cash equivalents have short-term maturities, short-term borrowings have short-term maturities and market interest rates, and long-term debt at variable interest rates is repriced frequently at market rates of interest. The fair value of long-term debt at fixed interest rates was estimated based on a model that discounted future principal and interest payments at interest rates available to the company at the end of the year for similar debt of the same maturity.

R. SEGMENT INFORMATION: Our operations are organized based on the nature of products and related services provided and consist of two reportable segments--Industrial Controls and Aircraft Engine Systems. Industrial Controls provides energy control systems and components primarily to OEMs of industrial engines and turbines. Aircraft Engine Systems provides energy control systems and components primarily to OEMs of aircraft engines. Portions of Industrial Controls, related to the manufacture and sale of fuel injection nozzles for industrial markets, control systems and related services for industrial engine users in retrofit situations, and products for small industrial engine markets, were previously reported as Aircraft Engine Systems or other operations. Prior-year amounts in the financial information that follows have been restated to be consistent with the current composition of our segments.

The accounting policies of the segments are the same as those described in Note
A. Intersegment sales and transfers are made at established intersegment selling prices generally intended to approximate selling prices to unrelated parties. Our determination of segment earnings does not reflect restructuring expense, interest expense, interest income, and allocations of corporate expenses, and is before the gain on the sale of business, income taxes, and equity in loss of unconsolidated affiliate. Segment assets consist of accounts receivable, inventories, property, plant, and equipment--net, and intangible assets--net. Summarized financial information for our reportable segments follows:

--------------------------------------------------------------------------------
AT OR FOR THE YEAR ENDED SEPTEMBER 30,    2000      1999      1998

INDUSTRIAL CONTROLS:
   External net sales                   $330,962  $310,038  $262,443
   Intersegment sales                        700       679       457
   Segment earnings                       41,258    35,959    22,077
   Segment assets                        214,935   223,874   228,922
   Depreciation and amortization          13,322    14,670    13,376
   Capital expenditures                   14,631     9,576     9,402
--------------------------------------------------------------------------------
AIRCRAFT ENGINE SYSTEMS:
--------------------------------------------------------------------------------
   External net sales                   $266,423  $286,866  $228,033
   Intersegment sales                      2,010     1,853     1,706
   Segment earnings                       38,150    54,260    38,805
   Segment assets                        260,712   272,898   270,537
   Depreciation and amortization          15,318    15,708    11,291
   Capital expenditures                   10,071    11,183    10,064
================================================================================

The differences between the total of segment amounts and the consolidated financial statements were as follows:

--------------------------------------------------------------------------------
YEAR ENDED SEPTEMBER 30,                  2000      1999         1998

Total net sales for
   reportable segments                 $600,095   $599,436     $492,639
Elimination of intersegment
   sales                                 (2,710)    (2,532)      (2,163)
================================================================================
Consolidated net sales                 $597,385   $596,904     $490,476

Total earnings for
   reportable segments                 $ 79,408   $ 90,219     $ 60,882
Restructuring expense, interest
   expense, interest income,
   and gain on sale of business          15,373    (19,808)      (4,519)
Unallocated corporate expenses          (20,418)   (17,113)     (15,017)
--------------------------------------------------------------------------------

Consolidated earnings before
   income taxes and equity in
   loss of unconsolidated affiliate    $ 74,363   $ 53,298     $ 41,346
================================================================================

--------------------------------------------------------------------------------
AT SEPTEMBER 30,                          2000      1999      1998

Total assets for reportable segments    $475,647  $496,772  $499,459
Unallocated corporate property,
   plant, and equipment--net,
   and intangibles--net                    5,072     3,926     7,438
Other unallocated assets                  53,004    49,966    56,538
================================================================================
Consolidated total assets               $533,723  $550,664  $563,435

Differences between total depreciation and amortization and capital expenditures of reportable segments and the corresponding consolidated amounts are due to unallocated corporate amounts.

One customer accounted for more than ten percent of consolidated net sales, impacting both the Aircraft Engine Controls and Industrial Controls segments, and totaled approximately $147,000 in 2000, $130,000 in 1999, and $76,500 in
1998.

External net sales by geographical area, as determined by the location of the customer invoiced, were as follows:

--------------------------------------------------------------------------------
YEAR ENDED SEPTEMBER 30,       2000       1999      1998

United States               $372,773   $350,999  $271,265
Other countries              224,612    245,905   219,211
================================================================================
                            $597,385   $596,904  $490,476

Property, plant, and equipment--net by geographical area, as determined by the physical location of the assets, were as follows:

--------------------------------------------------------------------------------
AT SEPTEMBER 30,               2000       1999      1998

United States               $105,725   $106,325  $111,478
Other countries               16,733     17,797    18,574
================================================================================
                            $122,458   $124,122  $130,052

Management's Responsibility for Financial Statements

Management is responsible for the accompanying financial statements and believes that the financial statements accurately and consistently present the financial position, results of operations, and cash flows of the company in accordance with generally accepted accounting principles.

Management makes what it believes to be reasonable and prudent judgments and estimates where necessary, and has a system of internal accounting controls designed to provide reasonable assurance that its financial records are accurate, assets are safeguarded, and transactions are executed in accordance with management's authorizations. Self-monitoring of the internal accounting control system, along with selective testing, is a part of our control environment. Corrective actions are taken whenever deficiencies in our internal accounting control system are identified.

PricewaterhouseCoopers LLP, the company's independent accountants, audits the company's financial statements in accordance with generally accepted auditing standards. Their report on these financial statements is presented below.

The audit committee of the company's Board of Directors, which consists of directors who are not officers or employees of the company, meets with management and PricewaterhouseCoopers LLP to review and discuss the audited financial statements, along with other matters.



John A. Halbrook
Chairman and
Chief Executive Officer

Stephen P. Carter
Vice President,
Chief Financial Officer and Treasurer

Report of Independent Accountants


To Board of Directors and Shareholders
Woodward Governor Company

In our opinion, the accompanying consolidated balance sheets and the related statements of consolidated earnings, shareholders' equity and cash flows present fairly, in all material respects, the financial position of Woodward Governor Company and its subsidiaries at September 30, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2000, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note A to the consolidated financial statements, as of October 1, 1998, the Company changed from depreciating newly-acquired assets using principally accelerated methods to the straight-line method.


PricewaterhouseCoopers LLP
Chicago, Illinois
November 8, 2000

Selected Quarterly Financial Data

(Unaudited)

                                                2000 FISCAL QUARTERS                            1999 FISCAL QUARTERS
(In thousands except per share data)    FIRST     SECOND      THIRD    FOURTH           FIRST     SECOND     THIRD     FOURTH
---------------------------------------------------------------------------------------------------------------------------------
Net sales                             $133,592   $149,085   $155,496    $159,212        $144,908   $144,408   $139,239  $168,349
Gross profit*                           33,939     32,745     38,779      38,384          34,893     36,844     38,994    49,052
Net earnings                             6,007      5,372     26,165***    9,432           5,204      2,064**    8,079    15,482
Net earnings per basic share              0.53       0.48       2.33***     0.84            0.46       0.18**     0.72      1.37
Net earnings per diluted share            0.53       0.48       2.32***     0.83            0.46       0.18**     0.72      1.37
Cash dividends per share                0.2325     0.2325     0.2325      0.2325          0.2325     0.2325     0.2325    0.2325
Common stock price per share
 High                                 $  28.50   $  27.38   $  28.50    $  45.00        $  25.56   $  25.50   $  27.25  $  26.63
 Low                                     24.50      21.88      21.75       26.88           20.00      20.50      23.00     24.00
 Close                                   27.50      23.00      28.31       44.56           22.00      25.00      26.00     24.94
---------------------------------------------------------------------------------------------------------------------------------

*Gross profit represents net sales less cost of goods sold as reported in our statements of consolidated earnings.

**We incurred restructuring expense, net of tax, of $4,904 in the second quarter 1999. Without this restructuring expense, our net earnings in the second quarter 1999 would have been $6,968 or $0.62 per basic and diluted share.

*** We sold our turbine retrofit business for a gain, net of tax, of $17,203 in the third quarter 2000. Without this gain, our net earnings in the third quarter 2000 would have been $8,962 or $0.80 per basic share and $0.79 per diluted share.


Cautionary Statement

This annual report contains forward-looking statements, including financial projections, our plans and objectives for future operations, expectations of future economic performance, and various other assumptions relating to the future. While such statements reflect our current expectations, all such statements involve risks and uncertainties. Actual results could differ materially from projections or any other forward-looking statement. Important factors that could cause results to differ materially from those projected or otherwise stated include the following: unanticipated global or regional economic developments, particularly in, but not limited to, Asia, Europe, and the United States; changes in business cycles of particular industries served by our company, primarily OEMs of aircraft engines, both commercial and military, and industrial engines and turbines, particularly in power generation, transportation, and process industries markets; fluctuations in currency exchange rates of U.S. and foreign countries, primarily those located in Europe and Asia; fluctuations in interest rates, primarily LIBOR, which affect the cost of borrowing under our existing term note and line of credit facilities; timing and acceptance of new products and product enhancements, including, but not limited to, products that integrate fuel technologies of a recent alliance partner, and ignition products of the recently-acquired company and under a recent license agreement; competitor actions that adversely impact our orders or pricing, including, but not limited to, aftermarket sales; adverse changes in the business acquisition climate; effects of any business acquisitions or divestitures; changes in U.S. and other country laws and regulations involving acquisitions, the environment, and taxes; relative success of quality and productivity initiatives, such as the Six Sigma initiative and supplier designation levels with key customers; unanticipated problems associated with implementing our e-Business strategy; the outlook for GENXON products and markets and its funding requirements; and unusual or extraordinary events or developments involving litigation or other potential liabilities.

Summary of Operations/Eleven-Year Record

(In thousands of dollars except per share amounts)
--------------------------------------------------------------------------------
Net Sales, Net Earnings, and Dividends FOR THE YEAR ENDED SEPTEMBER 30,

------------------------------------------------------------------------------------------------------------------------------------
                                                            Net Earnings (Loss)

                                                     Per               Per                        % of Beginning     Cash
                                                    Basic            Diluted                      Shareholders'    Dividends
    Year        Net Sales        Amount             Share             Share        % of Sales         Equity       Per Share
------------------------------------------------------------------------------------------------------------------------------------
    2000       $597,385          $46,976***        $4.17***          $4.15***         7.9             19.4          $ 0.93
------------------------------------------------------------------------------------------------------------------------------------
    1999        596,904           30,829            2.74              2.73            5.2             14.0            0.93
------------------------------------------------------------------------------------------------------------------------------------
    1998        490,476           21,592            1.90              1.90            4.4             10.3            0.93
------------------------------------------------------------------------------------------------------------------------------------
    1997        442,216           18,140            1.58              1.57            4.1              8.7            0.93
------------------------------------------------------------------------------------------------------------------------------------
    1996        417,290           22,178            1.92              1.92            5.3             11.2            0.93
------------------------------------------------------------------------------------------------------------------------------------
    1995        379,736           11,936            1.03              1.03            3.1              6.2            0.93
------------------------------------------------------------------------------------------------------------------------------------
    1994        333,207           (3,273)          (0.28)            (0.28)          (1.0)            (1.6)           0.93
------------------------------------------------------------------------------------------------------------------------------------
    1993        331,156           13,389**          1.13**            1.13**          4.0              6.1            0.93
------------------------------------------------------------------------------------------------------------------------------------
    1992        374,173           20,212            1.81              1.81            5.4              9.7            0.92
------------------------------------------------------------------------------------------------------------------------------------
    1991        361,924           24,293            2.22              2.22            6.7             12.5            0.92
------------------------------------------------------------------------------------------------------------------------------------
    1990        340,128           29,439            2.68              2.68            8.7             17.0            0.84


------------------------------------------------------------------------------------------------------------------------------------
Financial Position AT SEPTEMBER 30,
------------------------------------------------------------------------------------------------------------------------------------
                                                                                      Shareholders' Equity           % of
                 Working          Total          Long-term           Total                       Per Diluted        Debt to
    Year         Capital          Assets            Debt              Debt           Amount          Share        Debt-Equity
------------------------------------------------------------------------------------------------------------------------------------
    2000        $100,836        $533,723        $  74,500          $118,284         $275,624        $24.35           30.0
------------------------------------------------------------------------------------------------------------------------------------
    1999         124,392         550,664          139,000           180,953          241,992         21.43           42.8
------------------------------------------------------------------------------------------------------------------------------------
    1998         119,506         563,435          175,685           213,645          220,102         19.34           49.3
------------------------------------------------------------------------------------------------------------------------------------
    1997         124,827         348,110           17,717            30,604          210,614         18.27           12.7
------------------------------------------------------------------------------------------------------------------------------------
    1996         121,103         348,798           22,696            42,868          207,995         18.01           17.1
------------------------------------------------------------------------------------------------------------------------------------
    1995         116,364         349,599           27,796            62,960          197,903         17.05           24.1
------------------------------------------------------------------------------------------------------------------------------------
    1994         113,751         323,318           32,665            61,591          193,846         16.57           24.1
------------------------------------------------------------------------------------------------------------------------------------
    1993         107,809         332,461           36,246            58,258          206,222         17.36           22.0
------------------------------------------------------------------------------------------------------------------------------------
    1992         103,818         331,653           40,135            64,375          219,690         18.48           22.7
------------------------------------------------------------------------------------------------------------------------------------
    1991         105,213         306,534           17,300            50,132          208,564         19.02           19.4
------------------------------------------------------------------------------------------------------------------------------------
    1990         115,737         269,221           18,700            20,000          194,081         17.70           09.3


------------------------------------------------------------------------------------------------------------------------------------
Other Selected Data FOR THE YEAR ENDED SEPTEMBER 30,                                                     AT SEPTEMBER 30,
------------------------------------------------------------------------------------------------------------------------------------
                                                          Effective                      Weighted-
                                                           Income                         Average                   Registered
            Depreciation     Amortization                 Tax Rate       Capital      Diluted Shares     Worker    Shareholder
    Year      Expense          Expense     EBITDA*           (%)       Expenditures    Outstanding      Members      Members
------------------------------------------------------------------------------------------------------------------------------------
    2000      $24,001          $6,418     $114,638 ***      36.6         $27,416        11,318,000       3,302        1,742
------------------------------------------------------------------------------------------------------------------------------------
    1999       25,267           6,769       95,174          39.7          22,789        11,292,000       3,791        1,866
------------------------------------------------------------------------------------------------------------------------------------
    1998       23,715           2,927       67,699          40.5          20,862        11,379,000       3,994        1,907
------------------------------------------------------------------------------------------------------------------------------------
    1997       21,854             983       55,884          38.6          21,152        11,525,000       3,246        1,994
------------------------------------------------------------------------------------------------------------------------------------
    1996       22,786             608       61,075          37.0          21,163        11,570,000       3,211        2,029
------------------------------------------------------------------------------------------------------------------------------------
    1995       23,334             452       47,239          40.9          18,988        11,623,000       3,071        2,179
------------------------------------------------------------------------------------------------------------------------------------
    1994       26,114             500       24,652          37.0          16,515        11,765,000       3,439        2,256
------------------------------------------------------------------------------------------------------------------------------------
    1993       24,837             419       50,314 **       42.0          18,335        11,889,000       3,264        2,301
------------------------------------------------------------------------------------------------------------------------------------
    1992       22,241              --       57,260          38.7          52,684        11,179,000       3,632        2,301
------------------------------------------------------------------------------------------------------------------------------------
    1991       18,236              --       58,727          36.1          33,075        10,967,000       3,953        2,303
------------------------------------------------------------------------------------------------------------------------------------
    1990       15,397              --       62,685          36.3          22,057        10,966,000       3,673        2,209

--------------------------------------------------------------------------------
* EBITDA represents earnings before interest (expense and income), income taxes, depreciation, and amortization.

** Net earnings and EBITDA for 1993 is before cumulative effect of accounting changes.

*** Net earnings and EBITDA for 2000 includes a gain from the sale of business of $25,500 before income taxes and $17,082 after income taxes, or $1.52 per basic share and $1.51 per diluted share.