Form 10-K405, Exhibit 13
period 2001-09-30
WOODWARD GOVERNOR CO
filed 2001-12-12
CIK 108312

EXHIBIT 13

SUSTAINABLE GROWTH



We will expand our customer base

and gain market share through our

product development efforts,

strategic acquisitions and alliances,

and operational improvements.



The investments Woodward

makes today will create

a stronger Woodward tomorrow.

Business Description

Woodward designs, manufactures,

and services energy control systems

and components for aircraft and

Industrial engines, turbines, and other power equipment.

Leading OEMs (original equipment manufacturers)

throughout the world use our products

and services in the power generation,

process industries, transportation,

and aerospace markets.





Contents

Financial Highlights                        1

To All Shareholders                         2

Market Drivers Shape Our Strategy           5

Financial Section                          13

Board of Directors                         37

Officers and Investor Information          38

FINANCIAL HIGHLIGHTS

FISCAL YEAR ENDED SEPTEMBER 30,                                                   2001             2000               1999
----------------------------------------------------------------------------------------------------------------------------
(IN THOUSANDS EXCEPT PER SHARE AMOUNTS AND OTHER YEAR-END DATA)
Operating Results
   Net sales                                                                    $678,791          $597,385         $596,904
   Net earnings                                                                   53,068            46,976*          30,829
   Basic earnings per share                                                         4.69              4.17*            2.74
   Diluted earnings per share                                                       4.59              4.15*            2.73
   Cash dividends per share                                                          .93               .93              .93
Year-end Financial Position
   Working capital                                                               123,744           100,836          124,392
   Total assets                                                                  584,628           533,723          550,664
   Long-term debt                                                                 77,000            74,500          139,000
   Shareholders' equity                                                          318,862           275,624          241,992
Other Year-end Data
   Shareholders' equity per diluted share                                       $  27.58          $  24.35         $  21.43
   Worker members                                                                  3,709             3,302            3,791
   Registered shareholder members                                                  1,652             1,742            1,866
----------------------------------------------------------------------------------------------------------------------------

---------------------------
*Net earnings include a gain from the sale of business, net of tax, of $17,082 or $1.52 per basic share and $1.51 per diluted share for 2000. Without this item, net earnings would have been $29,894 or $2.65 per basic share and $2.64 per diluted share for 2000.

To All Shareholders

It was an outstanding year. We attribute the excellent results in fiscal year 2001 to the successful execution of our energy control technologies strategy.

Over the past few years, we have added significant technology capability and product offerings through our internal product development efforts and acquisitions and alliances. We have leveraged this extensive capability over all types of power equipment and market applications--providing our customers with innovative, practical, and cost-effective system solutions. As a result, we have been steadily displacing our competitors and gaining market share.

This fiscal year, in our industrial business we introduced more than 30 new products. One example is a new line of gas and liquid fuel system valves for large industrial turbines (greater than 50 MW). Since fiscal year 2000, we went from no sales for large gas turbine valves to almost $3 million. We expect our sales from this one product family to reach $14 million next fiscal year and continue to grow. Other new products launched will demonstrate similar successes.

Next fiscal year, we anticipate even more market share gains from our product development efforts. We plan to double our product introductions compared to this fiscal year. We are leveraging our fundamental technologies to rapidly introduce systems to help our customers produce more reliable, efficient, and cost-effective power equipment.

General Electric Aircraft Engines awarded our Aircraft Engine Systems business two new long-term contracts--one for fuel metering units on the GE90-115B that supports the extended-range Boeing 777; the other for fuel metering units and actuators on the CF34-10 engines that will power the Embraer ERJ-190 and Fairchild Dornier 928JET regional jets.

In fiscal year 2001, we continued to strengthen customer relationships by achieving even higher levels of product quality, improving development and manufacturing cycle times, meeting aggressive delivery schedules, and providing competitive pricing by executing aggressive cost-reduction initiatives.

We achieved these improvements by continuing and building on our commitment to lean manufacturing principles and Six Sigma methodologies. In addition, we intensified our customer support and service through the Internet. We plan to continue with our e-Business efforts in fiscal year 2002 by further enhancing our customer support capabilities.

Growth through targeted acquisitions, alliances, and partnerships

We will continue to achieve market share growth by expanding our technologies and products through acquisitions, alliances, and partnerships. We carefully seek technologies and product lines that align with our energy control strategy and adapt to a wide range of power equipment applications.

Our first major acquisition, Fuel Systems Textron, acquired in 1998, created new business opportunities by broadening our capabilities. Through this acquisition, we gained technologies and products that we leveraged with other Woodward offerings to increase our market share in the aerospace and industrial turbine markets. By combining the strengths of both companies, we have grown our customer base and increased our content on power equipment. Since the acquisition, we have doubled our fuel nozzle sales for gas turbines.

This fiscal year we completed a number of significant activities that broadened and enhanced our technology and product offerings:

- Teamed with Snecma Control Systems to provide fuel control systems for the Pratt & Whitney Canada PW600 family of engines

- Acquired Hoeflich Controls and finalized a licensing agreement with Adrenaline Research to add ignition systems for industrial gas engines

- Formed an alliance with Edward King AG to supply integrated gas turbine fuel systems

- Collaborated with Leonhard-Reglerbau to sell and service monitoring, control, and protection devices for power generation equipment

- Acquired the Bryce diesel fuel injection equipment operation from Delphi Automotive Systems to expand our capabilities and product lines

These acquisitions and partnerships added more than $11 million in sales for fiscal year 2001. We plan to leverage the new technologies and products to achieve even stronger results in the future. Our solid financial position enables us to continue seeking acquisitions that add to our technology base and product lines.

Our market outlook
Our world has changed dramatically since the September 11, 2001, terrorist attacks. Of our four broad target markets--aerospace, power generation, process industries, and transportation--aerospace has been the most directly affected. At this writing, our key industrial markets have not been materially affected beyond the general economic trends.

We have not yet fully quantified the negative impact on the commercial aircraft industry. However, we will see a near-term reduction in demand for new systems, spare parts, and overhauls and have taken steps to prepare for this impact.

We remain optimistic about the long-term future of commercial aircraft and the opportunities for Woodward. In addition, we serve other aerospace markets that we expect to remain relatively healthy: business jets, military aircraft engines, and aeroderivative gas turbines. For fiscal year 2002, we believe military sales will increase about 15 to 20 percent. And, despite near-term shortfalls, our large installed base of products will continue to provide a source of profitable aftermarket sales and service.

In the power generation market, there is a critical, long-term need for clean, reliable, and dependable power. Our customers' projections for product demand remain high, particularly for large gas turbine systems used in base load plants, where Woodward has significantly increased market share in the past few years. Also, orders for distributed power generation equipment, according to industry surveys, indicate a continued growing demand. This equipment is driven by small engines, turbines, and fuel cells powered by natural gas and diesel fuels. Woodward has very strong product offerings in all these areas.

In the process industries, particularly natural gas, business is strong. We will likely see growth rates above general economic trends. The amount of pipeline growth, gas drilling sites, and upgrades to existing pipelines is strong, especially in the U.S. This translates into a need for new compressors, engines, and turbines, where Woodward's systems play key roles.

We are working to help our customers in the transportation sector meet the demand for fuel and control system upgrades on locomotives and ships to improve reliability and meet emissions regulations worldwide. We expect to increase our market share with products that answer our customers' needs and reduce their total installed costs.

Financial performance
Our net earnings rose 45 percent in fiscal year 2001 to $53.1 million or $4.59 per diluted share over last year's earnings before certain items. Net earnings in fiscal year 2000 were $47.0 million or $4.15 per diluted share, but included an after-tax gain of $17.1 million or $1.51 per diluted share and certain expenses netting to $6.7 million or $0.59 per diluted share. The gain resulted from the sale of our turbine control retrofit business, and the expenses were related to streamlining operations after the sale, realigning our workforce, and certain other items.

Staying the course
While we will be negatively impacted over the next two years by the current market disruptions, we believe we have the right formula in place. Our performance over the last several years reflects our ability to build upon and execute our energy control technologies strategy. We remain committed to expanding our customer base and realizing market share growth by developing and introducing new products, making acquisitions, and finding partnership opportunities.

During fiscal year 2001, we set 15 percent average annual net earnings growth, before one-time items, as our goal for the next three to four years. Although we significantly beat that pace for fiscal 2001, weakness in the commercial aerospace industry, accelerated by the events of September 2001, will likely result in lower than normal results for Aircraft Engine Systems in fiscal years 2002 and 2003. However, we believe that strength in Industrial Controls will cushion the effects of lower Aircraft Engine Systems' results and that net earnings for fiscal year 2002 will approximate those of fiscal year 2001--within a range of plus or minus 5 percent--before the effect of new accounting standards for goodwill and other intangible assets.

For planning purposes--for which there are many uncertain variables--we are currently assuming that any additional decrease in Aircraft Engine Systems' results in 2003 will be much smaller than in 2002. Total company results could show some growth in 2003, possibly even approaching our 15 percent growth goal, depending on the strength of our industrial markets.

Over the long term, we still expect to achieve the 15 percent goal based on two fundamental beliefs. First, we believe Aircraft Engine Systems is well positioned to manage the industry cycle and will stabilize and recover quickly when conditions normalize and improve. Second, we believe that our strategies at Industrial Controls will provide opportunities to grow above and beyond industry growth rates in its key markets.

In closing, I want to thank our Woodward members for their dedication and enthusiasm. I am very proud of our talented and creative workforce. Also, I want to acknowledge our management team for helping make fiscal year 2001 a success. Finally, I want to express my gratitude to our directors who help to ensure we make the best decisions for our shareholders. We welcomed a new board member this fiscal year--Paul Donovan, senior vice president and chief financial officer of Wisconsin Energy Corporation.

When we combine the strengths of these three groups--our members, our management team, and our Board of Directors--the result is a team ready to meet the challenges that lie ahead.

John A. Halbrook

Chairman of the Board

and Chief Executive Officer

December 6, 2001

Market Drivers Shape Our Energy Control Technologies Strategy


Power Generation           Transportation              Process Industries         Aerospace
Power Plants               Marine Propulsion           Oil and Gas                Commercial
Distributed Power          Locomotive                  Petro Chemical             Military
Back-Up Power              Off-Highway Equipment       Paper                      Business/General Aviation
                           Alternative Fuel Trucks     Sugar                      Aftermarket Services
                           and Buses                                              and Support


Our customers include      Our customers include       Our customers include      Our customers include
Alstom                     Caterpillar                 Dreser-Rand                GE Aircraft Engines
Caterpillar                Caterpillar Kiel            Ebara                      Honeywell
Emerson Electric           Cummins                     GE Power Systems           Pratt & Whitney
GE Power Systems           General Motors EMD          Mitsubishi                 Pratt & Whitney Canada
Kawasaki                   GE Transportation Systems   Rolls-Royce                Rolls-Royce
Mitusbishi                 MAN Group                                              Rolls-Royce Deutschland
Pratt & Whitney            Wartsila                                               U.S. Government
Siemens-Westinghouse                                                              Williams International
Wartsila                                                                          Major airlines worldwide



THE MARKETS WE SERVE

The demand for clean, reliable, and dependable power generation will continue strongly over the next several years, providing attractive market opportunities for Woodward. Additionally, the installed base of equipment in ships, trains, and stationary applications will require upgrades to fuel and control systems. In the process industry natural gas exploration and distribution is growing globally. The aerospace market is expected to provide long-term growth with near-term opportunities, particularly for both military and aeroderivative engine applications.

                                                 (GRAPHIC OMITTED)

                                                 (GRAPHIC OMITTED)

Woodward's System Solutions Help Our Customers Achieve Success



The demands on our customers have been increasing steadily. More than ever, engines, turbines, and other power equipment must be reliable, clean burning, and efficient. Our proven energy control technologies strategy--built on a foundation of internal product development complemented with strategic acquisitions, alliances, and partnerships--helps customers meet the most stringent market-driven requirements. Woodward's aerospace and industrial businesses focus on providing system solutions to industry leaders.

Meeting aerospace customer needs
Based on market needs, Woodward leverages core technologies to develop versatile product lines for a full range of aircraft gas turbine engines. Currently, our Aircraft Engine Systems business is designing a new fuel metering unit and actuators for the General Electric CF34-10 engine that will power the Embraer ERJ-190 and Fairchild Dornier 928JET regional jets. By providing technically advanced products to meet our customers' critical performance, weight, and cost requirements, Woodward continues to support the developing regional jet market.

Aircraft engine manufacturer Pratt & Whitney Canada (P&WC) selected Woodward to design and develop an integrated, low-cost fuel control and electronic engine control system for its new PW600 turbofan engine family. Aircraft Engine Systems teamed with Snecma Control Systems of France to win the PW600 contract, while maintaining full system level responsibility.

By providing P&WC with a single source for the development and integration of the complete engine control system, Woodward demonstrated its ability to apply its engine fuel delivery system strategy. The PW600 concept, slated to be produced in turboshaft, turboprop, and turbofan variations, is forecasted as a high-volume production program for the light helicopter, general aviation, and small business jet markets.

After years of market leadership and robust sales in the commercial and military aircraft gas turbine engine market, we support our large installed base of systems, sub-systems, and components with responsive product sales and service in support of our customers' increasing aftermarket needs.

Aircraft Engine Systems anticipates that the large installed base of our military engine fuel controls and fuel injection components will lead to an increase in aftermarket business. We believe in the next fiscal year we will achieve a 15 to 20 percent increase in military sales, primarily for products used on the Blackhawk and Apache helicopters, the F-15 Eagle air superiority jet, and the F-16 Fighting Falcon jet combat aircraft. We will also continue remanufacturing engine fuel controls for cruise missiles.

Beyond our current military product offerings, we are qualifying our fuel system components for the new Pratt & Whitney F119 and F135 engines. These engines will power the latest generation of fighter aircraft--the F-22 Raptor and Joint Strike Fighter (both being built by Lockheed Martin). Also, we are competing for similar components on the GE/Rolls-Royce F120 engine, an alternate engine being developed for the fighter aircraft.

To support the growing demand for clean and efficient power generation and marine products, Aircraft Engine Systems produces advanced, low-emission fuel nozzle products for aeroderivative gas turbines. Aeroderivatives are aircraft gas turbines modified for use in the industrial market. Currently, we produce fuel delivery systems, combustion products, and controls for aeroderivative gas turbines manufactured by General Electric, Pratt & Whitney, and Rolls-Royce. We expect this to remain a dynamic market now and in the near future.

New products for industrial markets
In fiscal 2001, our Industrial Controls business introduced several new gas and liquid fuel valves for large industrial gas turbines. With these products, Woodward captured about 30 percent of the heavy-frame gas turbine fuel control market, and we expect to make further market share gains in fiscal 2002.

For natural gas applications, the new SonicFlo(TM) valve integrates the gas valve and actuator into a single compact assembly. More importantly, the SonicFlo valve features increased fuel delivery accuracy at reduced system pressure drops, ensuring each stage of a dry low emissions combustion system gets the precise amount of flow required. The SonicFlo helps our gas turbine original equipment manufacturers achieve higher fuel efficiencies and reduce emissions.

A companion product to the SonicFlo valve, the new Woodward Gas Stop/Ratio valve actuator combines two functions into a single, modular product that accommodates a variety of stroke, force output, and mechanical interface arrangements.

For fuel oil applications, Woodward has successfully introduced two types of valves: a three-way bypass and a three-way stop valve. The valves feature a fully integrated valve and actuator design that dramatically reduces the installed cost and package size. Our compact design is more than 50 percent smaller than the competition.

A key platform product, also introduced by Industrial Controls this fiscal year, was a range of electric actuators designed for mid-size gas engines and turbines. By incorporating our advanced digital control technologies within the actuator, the new ProAct Digital Plus(TM) actuators are easily networked into today's high-technology engines, while reducing our customers' total installation costs.

Complementing our business through acquisitions and alliances To improve time to market and broaden our product offerings, acquisitions and alliances are key to our growth strategy. In early fiscal 2001, we added ignition systems to our current product offerings for industrial gas engines by acquiring Hoeflich Controls, Inc. (HCI) and completing a licensing agreement with Adrenaline Research for advanced ignition technology. We now have a full complement of technologies to provide complete, integrated systems for natural gas engines used in electric power, oil and gas processing, and industrial off-road vehicles.

Our advanced ignition controls, which optimize combustion processes, help natural gas engines improve their fuel efficiency and reduce emissions. With the acquisition of HCI, we won business at several of the world's largest gas engine manufacturers. We delivered and shipped a number of new ignition control products this fiscal year. We will continue releasing new ignition control systems and components that provide solutions for natural gas engine manufacturers.

We formed an alliance with Edward King AG to design, develop, supply, and service integrated fuel skids for gas turbine original equipment manufacturers. Through this alliance, we became the only supplier that can provide an integrated fuel system from concept through field installation. Consequently, our customers can improve their time to market, manage capacity issues, and reduce total costs.

Among the first products from this partnership are six integrated fuel delivery systems produced for an industrial gas turbine installation in Canada. Based on a system of Woodward gas fuel control valves, these fuel skids are essential elements in the performance of this combined-cycle power project.

Collaborating with Leonhard-Reglerbau, Stuttgart, Germany, marked another strategic addition to our energy control technologies portfolio. Woodward is now the only company able to provide networked system solutions in the distributed power and power generation markets. By expanding our product line this way, Woodward offers complete networked solutions that reduce costs and are easy to install.

This agreement better positions Woodward to support the power generation industry and to meet the growing global demands for new electric power sources, ranging from 300 MW down to a few kW. Included in the product sales agreement were generator set controls, digital synchronizers, multi-function protective relays, and a low-cost digital speed governor--all designed to network easily with Woodward's on-engine controls.

Finally, in the industrial arena, Woodward significantly expanded its portfolio of fuel injection technologies for heavy industrial diesel engines by acquiring the Bryce fuel injection business in England from Delphi Automotive Systems. Now named Woodward Diesel Systems, this facility and our plant in Germany comprise the Woodward Diesel Systems Center of Excellence. This acquisition created an opportunity for Woodward to be the core fuel control supplier for one of the world's largest marine engine manufacturers. Woodward will provide an advanced fuel injection system for the next generation of ultra-clean, low-emission diesel engines.

Fuel injection systems are vital to diesel engines used in the power generation, marine, and locomotive industries and are key to reducing emissions and improving engine fuel efficiency. By bringing these engine components together into a networked engine system, Woodward can provide customers with comprehensive solutions that meet their needs for cost, performance, and reliability.

Operational excellence is our focus
Woodward enhances our sound business strategy by focusing on operational excellence. By emphasizing lean manufacturing principles and rigorously practicing Six Sigma methodology throughout the company, we continually improve our product quality, reduce cycle times, and eliminate waste and variation from our processes.

Hundreds of Woodward members participate as Six Sigma Champions, Black Belts, and Green Belts. In addition, we have been training our key suppliers in the Six Sigma methodology. As we relentlessly pursue complete customer satisfaction, we remain committed to embedding a Six Sigma continuous improvement culture throughout the entire supply chain.

A system solutions provider
By leveraging our strong technical expertise across the entire organization, our complementary technology roadmaps continue to merge. New products and expanded market offerings result from this Woodward-wide approach. These efforts further enhance our ability to provide our customers with system solutions.

Our high value, integrated system solutions help position our customers to gain a competitive advantage in the marketplace. Increasingly, Woodward is becoming the preferred supplier for leading global original equipment manufacturers.

Woodward earns total customer satisfaction by working closely with customers to gain their confidence and contribute to their success. Our commitment to meeting our customers' needs has its rewards--as the success of our customers continues, so will Woodward's. We have the right people and processes in place. By consistently providing our customers with reliable energy control systems that enhance performance, improve efficiency, and reduce emissions, we will remain a leader in the industry.

Contents
Management's Discussion and Analysis  14
Consolidated Financial Statements  22
Management's Responsibility for Financial Statements  34
Report of Independent Accountants  34
Selected Quarterly Financial Data  35
Cautionary Statement  35
Summary of Operations/Eleven-Year Record  36

Management's Discussion and Analysis

We prepared the following discussion and analysis to help you better understand our results of operations and financial condition. This discussion should be read with the consolidated financial statements and cautionary statement.

Results of Operations

Our results of operations are discussed and analyzed by segment. We have two operating segments--Industrial Controls and Aircraft Engine Systems. Industrial Controls provides energy control systems and components primarily to OEMs (original equipment manufacturers) of industrial engines, turbines, and other power equipment. Aircraft Engine Systems provides energy control systems and components primarily to OEMs of aircraft engines.

We use segment earnings internally to assess the performance of each segment and for making decisions on the allocation of resources. Total segment earnings do not reflect all expenses and gains of the company. Nonsegment expenses and gains, including income taxes, are separately discussed and analyzed.


Industrial Controls
--------------------------------------------------------------------------------
IN THOUSANDS FOR THE YEAR
ENDED SEPTEMBER 30,            2001       2000      1999
External net sales          $384,145   $330,962  $310,038
Segment earnings              57,710     41,258    35,959
================================================================================


2001 Compared to 2000 and Outlook

External net sales of Industrial Controls increased 16% in 2001 over 2000. Increases in sales volumes more than offset the impact of the sale of our turbine control retrofit business and negative foreign currency translation effects.

o Strong demand for turbine and engine control products throughout the world, as well as new product introductions and market share gains, accounted for most of our volume increase. We benefited from continued strength in key end-markets, particularly power generation. Prices averaged about 1% higher.

o Businesses acquired in November 2000 and June 2001 accounted for approximately $9 million of our volume increase.

o The sale of our turbine control retrofit business four months prior to our fiscal year-end in 2000 reduced our sales by an undetermined amount. We believe this business had annual sales approaching $50 million.

o The strengthening of the dollar against most foreign currencies reduced our sales by 3%.

Several key actions in 2001 broadened the functionality and scope of our integrated energy control systems.

o We acquired the Bryce diesel fuel injection business of Delphi Automotive Systems, which extended and complemented our existing products for the important medium-speed diesel market.

o We acquired Hoeflich Controls, Inc. and entered into a licensing agreement with Adrenaline Research to add to our ignition systems technology for gas engines.

o We formed an alliance with Leonhard-Reglerbau for networked system solutions targeting distributed power and centrally generated power applications, ranging from a few kilowatts to 300 megawatts.

o We formed an alliance with Edward King AG of Switzerland, to design, develop, supply, and service integrated fuel skids for gas turbines.

Segment earnings of Industrial Controls increased 40% in 2001 over 2000. In 2000, expenses of approximately $4.2 million that we associate with the decision to sell our turbine control retrofit business reduced segment earnings. These expenses primarily involved the relocation of certain ongoing business activities. Without these expenses, our segment earnings would have been $45.5 million in 2000, and our increase in 2001 over 2000 would have been 27%. This earnings increase was the result of higher sales and improved segment earnings margins.

o Exclusive of the impact of the sale of our turbine control retrofit business, our selling, general, and administrative expenses are relatively independent of changes in sales volumes.

o The sale of our turbine control retrofit business four months prior to our fiscal year-end in 2000 impacted our segment earnings margin by an undetermined amount. While the retrofit business generated higher gross margins (which we measure as net sales less cost of goods sold as a percent of sales) than our remaining business, it also incurred more selling, general, and administrative expenses as a percent of sales.

OUTLOOK: We currently expect Industrial Controls' sales and earnings to increase between 10% and 15% in 2002 over 2001. Our market share for systems and components used in power generation, processing, and transportation markets has been increasing and we expect market share gains to continue. With increased sales, we also expect to improve our segment earnings margin.

In addition, we also expect to adopt new accounting standards in 2002 that impact accounting for goodwill and other intangible assets, as more fully described near the end of this management's discussion and analysis. Segment earnings are expected to increase by $2.8 million in 2002 as a result of adopting these new accounting standards. On a comparable basis, had these new accounting standards been adopted at the beginning of 2000, segment earnings would have been $2.4 million higher in 2001 and $2.3 million higher in 2000.


2000 Compared to 1999

External net sales of Industrial Controls increased 7% in 2000 over 1999. Increases in sales volumes more than offset the impact of the sale of our turbine control retrofit business, lower average selling prices, and negative foreign currency translation effects.

o Strong demand in the power generation markets, primarily benefiting our domestic locations, accounted for our volume increase. In total, our domestic locations accounted for approximately 62% of our 2000 sales.

o The sale of our turbine control retrofit business four months prior to our fiscal year-end in 2000 reduced our sales by an undetermined amount. We believe this business had annual sales approaching $50 million.

o Prices averaged about 2% lower, and the strengthening of the dollar against most foreign currencies reduced our sales by an additional 2%.

In the third quarter, 2000, we signed a five-year $500 million contract to supply fuel and combustion control systems and components for a customer's family of industrial gas turbines for the power generation, oil and gas processing, and marine markets. Also, we finalized other long-term agreements with major industrial companies that total over $100 million in incremental business over the next four years.

Segment earnings increased 15% in 2000 over 1999. Expenses we associate with the decision to sell our turbine control retrofit business of approximately $4.2 million impacted segment earnings in 2000. These expenses primarily involved the relocation of certain ongoing business activities. Without these expenses, our segment earnings would have been $45.5 million in 2000, an increase of 27% over 1999. This earnings increase was the result of higher sales and improved segment earnings margins.

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


Aircraft Engine Systems
--------------------------------------------------------------------------------
IN THOUSANDS FOR THE YEAR
ENDED SEPTEMBER 30,            2001       2000      1999
External net sales          $294,646   $266,423  $286,866
Segment earnings              53,585     38,150    54,260
================================================================================


2001 Compared to 2000 and Outlook External net sales of Aircraft Engine Systems increased 11% in 2001 over 2000. In addition to solid orders for products used in regional and narrow-body commercial jets, sales growth was driven by increased demand for some OEM products, aeroderivative engine nozzles and controls for power generation applications, military spare parts, and commercial aftermarket sales. While most of our sales are to OEMs, we estimate that about 39% of our sales resulted from the aftermarket in 2001 compared to 42% in 2000. The impact of changes in selling prices and changes in foreign currency exchange rates was insignificant.

Segment earnings increased 40% in 2001 over 2000. In 2000, segment earnings were impacted by expenses totaling $5.1 million associated with a workforce management program to align staffing levels with expected demand. Without these expenses, segment earnings would have been $43.2 million in 2000, and our increase in 2001 over 2000 would have been 24%. This earnings increase was the result of higher sales and improved segment earnings margins.

o Cost of goods sold was relatively high in the first half of 2000. Near the end of the second quarter, we implemented our workforce management program to align staffing levels with expected demand. Our cost of goods sold in 2001, as a percent of sales, is relatively close to the comparable percent in the last half of 2000.

o Selling, general, and administrative activities are relatively independent of changes in sales volumes and did not increase proportionally with sales.

o Partially offsetting the items above, in 2001, we recognized additional expense due to increased uncertainty about receivable collections following the September 11, 2001, terrorist attacks and we had higher losses on disposals of equipment. In 2000, we reduced certain acquisition-related accruals and recognized insurance proceeds that settled certain matters from previous years as a reduction in expense.

OUTLOOK: While we have not been able to determine the full effects on Aircraft Engine Systems of the tragic events of September 11, 2001, we currently expect sales to decrease at least 15% and earnings to decrease at least 20% in 2002 as compared to 2001. For planning purposes, we are assuming that any additional decrease in Aircraft Engine Systems' sales and earnings in 2003 will be much smaller than in 2002. Commercial aircraft engines and parts are widely believed to be vulnerable to a downturn as a result of the terrorist attacks, but we are well positioned in the markets we serve and should not be disproportionately affected as a result of overall market conditions. With decreases in sales, we expect our segment earnings margin to decrease. However, we have taken immediate steps to reduce costs to dampen any negative impact to earnings.

In addition, we also expect to adopt new accounting standards in 2002 that impact accounting for goodwill and other intangible assets, as more fully described near the end of this management's discussion and analysis. Segment earnings are expected to increase by $3.5 million in 2002 as a result of adopting these new accounting standards. On a comparable basis, had these new accounting standards been adopted at the beginning of 2000, segment earnings would have been $3.5 million higher in both 2001 and 2000.


2000 Compared to 1999

External net sales of Aircraft Engine Systems decreased 7% in 2000 from 1999. This decrease was due about equally to both lower volume and lower average selling prices. Most of our reduced volumes were in sales related to aftermarket revenues. We believe the decrease in aftermarket revenues might have been caused by broader industry trends, including the lengthening of time between our customers' discretionary repair and overhaul activities, increasing competition from OEMs that have expanded their own aftermarket service offerings, and increasing reliability of our components. While most of our sales are to OEMs, we estimate that about 42% of our sales resulted from the aftermarket in 2000 compared to 40% in 1999.

Segment earnings decreased 30% in 2000 from 1999. In 2000, segment earnings were impacted by expenses totaling $5.1 million associated with a workforce management program to align staffing levels with expected demand. Without these expenses, segment earnings would have been $43.2 million in 2000, a decrease of 20% from 1999. This earnings decrease was the result of lower sales and reduced segment earnings margins.

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

o Partially offsetting the items above, in 2000, we had increased earnings resulting from our AESYS joint venture with BAE SYSTEMS Controls, a $0.9 million reduction in acquisition-related accruals, and $0.9 million in insurance proceeds in settlement of certain matters from previous years.


Nonsegment Expenses and Gain
--------------------------------------------------------------------------------
IN THOUSANDS FOR THE YEAR
ENDED SEPTEMBER 30,                2001       2000      1999
Interest expense                $ 7,554    $10,897   $12,746
Interest income                    (967)      (770)     (827)
Unallocated corporate expenses   18,753     20,689    19,192
Gain on sale of business             --    (25,500)       --
Restructuring expense                --         --     7,889
================================================================================


2001 Compared to 2000

Interest expense decreased in 2001 primarily because we had lower levels of average outstanding debt in 2001 as compared to 2000. Average interest rates were also lower.

Unallocated corporate expenses were 3% of consolidated net sales in both 2001 and 2000.

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

2000 Compared to 1999

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


Net Earnings
--------------------------------------------------------------------------------
IN THOUSANDS, EXCEPT PER SHARE
AMOUNTS, FOR THE YEAR
ENDED SEPTEMBER 30,              2001       2000      1999
Earnings before income taxes   $85,955    $74,092   $51,219
Income taxes                    32,887     27,116    20,390
================================================================================
Net earnings                   $53,068    $46,976   $30,829
Basic earnings per share       $  4.69    $  4.17   $  2.74
Diluted earnings per share        4.59       4.15      2.73
================================================================================


2001 Compared to 2000 and Outlook

Net earnings and earnings per share, both basic and diluted, increased in 2001 over 2000. Income taxes were provided at an effective rate on earnings before income taxes of 38.3% in 2001 compared to 36.6% in 2000. The most significant reason for the lower rate in 2000 was related to the sale of our turbine control retrofit business, which allowed us to use capital loss carryforwards for which we previously provided valuation allowances. The spread between basic and diluted earnings per share increased in 2001 as compared to 2000, primarily because of increases in the price for our common stock during 2001.

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

OUTLOOK: During 2001, we have stated our goal of 15% growth in net earnings, on average and before one-time items, over the next three to four years. Our growth in 2001 exceeded this average expectation. However, recent developments following the terrorist attacks on September 11, 2001, suggest that we are unlikely to achieve that level of annual growth for 2002. While we have not been able to determine the full effects of those tragic events, we currently expect net earnings in 2002 to approximate those of 2001, within a range of plus or minus 5%.

In addition, we also expect to adopt new accounting standards in 2002 that impact accounting for goodwill and other intangible assets, as more fully described near the end of this management's discussion and analysis. Net earnings are expected to increase by approximately $3.9 million in 2002 as a result of adopting these new accounting standards. On a comparable basis, had these new accounting standards been adopted at the beginning of 2000, net earnings would have been $3.7 million higher in 2001 and $3.6 million higher in 2000.

As we look forward, we have assumed for planning purposes that any additional decrease in Aircraft Engine Systems' earnings in 2003 will be much smaller than in 2002. Consolidated net earnings could show some growth in 2003, possibly even approaching our 15% goal, depending on continued strength in our industrial markets.

2000 Compared to 1999

Net earnings and earnings per share, both basic and diluted, increased in 2000 over 1999. Income taxes were provided at an effective rate on earnings before income taxes of 36.6% in 2000 compared to 39.8% in 1999. The most significant reason for this decrease was related to the sale of our turbine control retrofit business in 2000, which allowed us to use capital loss carryforwards for which we previously provided valuation allowances.

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

Financial Condition

Our financial condition is discussed and analyzed by segment for assets. We also separately discuss and analyze other balance sheet measures and cash flows. Together, this discussion and analysis will help you assess our liquidity and capital resources, as well as understand changes in our financial condition.


Assets
--------------------------------------------------------------------------------
IN THOUSANDS AT SEPTEMBER 30,  2001       2000      1999
Segment assets:
   Industrial Controls      $283,072   $214,935  $223,874
   Aircraft Engine Systems   241,002    260,712   272,898
Nonsegment assets             60,554     58,076    53,892
================================================================================
Total assets                $584,628   $533,723  $550,664


2001 Compared to 2000

Industrial Controls' segment assets at September 30, 2001, were 32% higher than a year earlier. Business acquisitions accounted for about half of the increase. The remaining increase resulted from changes in accounts receivable, inventories, and property, plant, and equipment associated with the level of business activity. Industrial Controls' sales were 23% higher in the fourth quarter 2001 than in the fourth quarter 2000 and we anticipate higher sales volumes in upcoming quarters. Intangibles decreased by the amount of amortization for the year.

Aircraft Engine Systems' segment assets at September 30, 2001, were 8% lower than a year earlier. This decrease primarily resulted from negotiating accelerated pay agreements with several of our customers and better collection experience generally, reducing accounts receivable. Also affecting receivables, Aircraft Engine Systems' sales were 3% lower in the fourth quarter 2001 than in the fourth quarter 2000 and we increased our allowance for losses by $1.5 million following the terrorist attacks of September 11, 2001. Other contributing factors to the decrease in segment assets are that intangibles decreased by the amount of amortization for the year and capital expenditures were below depreciation levels. Increases in inventories made in anticipation of first quarter 2002 sales partially offset these decreases.

2000 Compared to 1999

Industrial Controls' segment assets at September 30, 2000, were 4% lower than a year earlier. This decrease resulted from the sale of assets related to our turbine control retrofit business and other changes in accounts receivable, inventories, and property, plant, and equipment associated with the level of business activity. Most significantly, receivables, inventories, and equipment related to industrial nozzles increased. This increase was a result of higher sales volumes in 2000 as compared to 1999, as well as anticipated sales volumes in 2001. Intangibles decreased by the amount of amortization for the year.

Aircraft Engine Systems' segment assets at September 30, 2000, were 4% lower than a year earlier. Decreases in accounts receivable, inventories, and property, plant, and equipment primarily resulted from lower business activity this year as compared to the prior year. Intangibles decreased by the amount of amortization for the year.


Other Balance Sheet Measures
--------------------------------------------------------------------------------
IN THOUSANDS AT SEPTEMBER 30,            2001       2000      1999
Working capital (current
   assets less current liabilities)   $123,744   $100,836  $124,392
Long-term debt, less
   current portion                      77,000     74,500   139,000
Other liabilities                       51,042     50,142    46,620
Commitments and contingencies               --         --        --
Shareholders' equity                   318,862    275,624   241,992
================================================================================


2001 Compared to 2000

Increases in working capital were most significantly attributed to increases in Industrial Controls' inventories in anticipation of higher sales volumes in upcoming quarters and to reductions in short-term borrowings made possible by the excess of operating cash flows over our investing cash flows. In the first quarter of 2002, we received proceeds from senior notes totaling $75 million and used a portion of these proceeds to pay $60 million of long-term debt, including $20 million that was classified as a current liability. The senior notes have a ten-year term, and the principal is required to be paid back in seven equal annual payments beginning in 2006. Shareholders' equity increased 16%, resulting primarily from 2001 net earnings in excess of cash dividend payments.

We are currently involved in matters of litigation arising from the normal course of business, including certain environmental and product liability matters. Further discussion of these matters is in Note P in the notes to consolidated financial statements.

2000 Compared to 1999

Decreases in working capital were most significantly attributable to the sale of assets related to our turbine control retrofit business, and the assumption of certain liabilities by the buyer, as we used the cash proceeds from the sale to reduce debt. Strong operating and investing cash flows in 2000 enabled us to reduce our long-term debt by $64.5 million from the September 30, 1999, balance. Increases in other liabilities relate primarily to changes in postemployment and retirement obligations. Shareholders' equity increased 14%, resulting primarily from 2000 net earnings in excess of cash dividend payments.


Cash Flows
--------------------------------------------------------------------------------
IN THOUSANDS FOR THE YEAR
ENDED SEPTEMBER 30,                  2001       2000      1999

Net cash provided by
   operating activities           $ 86,990   $ 55,210  $ 59,932
Net cash provided by (used in)
   investing activities            (61,699)    15,736   (17,963)
Net cash used in
   financing activities            (23,218)   (70,792)  (42,982)
================================================================================


2001 Compared to 2000 and Outlook

Net cash flows provided by operations increased by 58% in 2001 over 2000. This improvement is predominantly due to increased net earnings, exclusive of the pretax gain from the sale of our turbine control retrofit business in 2000. For purposes of preparing the statement of consolidated cash flows, the proceeds from the sale of the retrofit business were not considered an operating activity, but the associated income tax payments were.

Net cash flows for investing activities changed by $77.4 million in 2001 as compared to 2000. This change resulted from Industrial Controls' business acquisition and divestiture activities. This year, we made payments associated with two acquisitions totaling $31.2 million and made payments associated with last year's sale of our turbine control retrofit business of $4.0 million. In 2000, we received proceeds from the sale of our retrofit business of $41.7 million.

Net cash flows used in financing activities decreased by $47.6 million in 2001 from 2000. This decrease is primarily associated with lower levels of debt reductions due to two business acquisitions, despite higher levels of operating cash flows. Last year, we also used proceeds received from the sale of the turbine control retrofit business to reduce debt.

OUTLOOK: Future cash flows from operations and available revolving lines of credit are expected to be adequate to meet our cash requirements over the next twelve months. However, it is possible business acquisitions could be made in the future that would require amendments to existing debt agreements and the need to obtain additional financing.

We received new debt proceeds totaling $75 million from 6.39% senior notes in the first quarter of 2002 that increases our liquidity over the next several years. These new senior notes have a ten-year term, and the principal is payable in seven equal annual installments beginning in 2006. A portion of the proceeds from the new borrowings was used to pay $60 million of term notes due in 2002 and 2003.

2000 Compared to 1999

Net cash flows provided by operations decreased by 8% in 2000 from 1999. For purposes of preparing the statement of consolidated cash flows, the proceeds from the sale of the turbine control retrofit business were not considered an operating activity, but the associated income tax payments were reflected as an operating activity. Exclusive of income taxes related to the gain, net cash flows provided by operating activities would have increased by about 6% in 2000 over 1999. Most of this improvement was related to a small reduction in total operating assets and liabilities on relatively flat sales in 2000, compared to an increase in total operating assets and liabilities on a sales increase in 1999.

Net cash flows for investing activities changed by $33.7 million in 2000 as compared to 1999. Most of this change was the result of cash flows from the sale of our turbine control retrofit business of $41.7 million. Without this item, cash flows used in investing activities in 2000 would have been $26.0 million, an increase of $8.0 million over 1999. This increase was primarily related to higher capital expenditures for Industrial Controls because of increases in current and anticipated sales, offset by the 1999 proceeds from the sale of non-operating real estate in Stevens Point, Wisconsin and land in The Netherlands.

Net cash flows used in financing activities increased by $27.8 million in 2000 over 1999. This increase is primarily associated with debt reductions made possible from greater cash flows provided by operations and from the sale of the turbine control retrofit business.

OTHER MATTERS

MARKET RISKS

Our long-term debt is sensitive to changes in interest rates. We monitor trends in interest rates as a basis for determining whether to enter into fixed rate or variable rate debt agreements, the duration of such agreements, and whether to use hedging strategies. Our primary objective is to minimize our long-term costs of borrowing. At September 30, 2001, all long-term debt was denominated in United States dollars and consisted primarily of variable rate agreements associated with LIBOR market rates, and there were no derivative instruments associated with our debt. However, we used interest rate swap agreements during 2001 to hedge our exposure to variable cash flows of future interest payments associated with a portion of senior notes executed in October 2001. The interest rate swap agreements were terminated and settled at the time the senior notes were assigned a fixed rate in September 2001. Currently, all long-term debt is denominated in United States dollars and consists of both fixed rate agreements and variable rate agreements associated with LIBOR market rates. In addition, we are currently using interest rate swap agreements to hedge our exposure to changes in the fair value of certain fixed rate long-term debt. As measured at September 30, 2001, a hypothetical 1% immediate increase in interest rates would adversely affect our 2002 net earnings and cash flows by approximately $0.4 million and reduce the fair value of our long-term debt by approximately $0.6 million. Last year, a hypothetical 1% immediate increase in interest rates would have adversely affected our 2001 net earnings and cash flows by approximately $0.5 million and reduced the fair value of our long-term debt by approximately $0.1 million.

Assets, liabilities, and commitments that are to be settled in cash and are denominated in foreign currencies for transaction purposes are sensitive to changes in currency exchange rates. We monitor trends in foreign currency exchange rates and our exposure to changes in those rates as a basis for determining whether to use hedging strategies. Our primary exposures are to the European Monetary Union euro and the Japanese yen. We do not have any derivative instruments associated with foreign currency exchange rates. A hypothetical 10% immediate increase in the value of the United States dollar relative to all other currencies, when applied to September 30, 2001, balances, would adversely affect our expected 2002 net earnings and cash flows by approximately $1.9 million. Last year, a hypothetical 10% immediate increase in the value of the United States dollar relative to all other currencies would have adversely affected our expected 2001 net earnings and cash flows by $1.1 million.

RECENT ACCOUNTING PRONOUNCEMENTS

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141, "Business Combinations" and No. 142, "Goodwill and Other Intangible Assets." Statement No. 141 primarily impacts accounting for acquisitions initiated or completed after June 30, 2001. However, Statement No. 141 also contains transition provisions that may result in the reclassification of carrying values among existing goodwill and other intangible assets. These transition provisions require that we recognize an intangible asset apart from goodwill whenever the asset arose from contractual or other legal rights, or whenever it is capable of being separated or divided from the acquired entity and sold, transferred, licensed, rented, or exchanged, either individually or in combination with a related contract, asset, or liability. In addition, these provisions prohibit the recognition of an assembled workforce as an intangible asset apart from goodwill. Once adopted, Statement No. 142 prohibits amortization of goodwill, but requires transitional and annual impairment reviews that may result in the recognition of losses, among other requirements. We are required to adopt Statement No. 142 and the transition provisions of Statement No. 141, on October 1, 2002, or on October 1, 2001, and have elected the earlier date. Based on a preliminary assessment of the effects of adoption, we expect to recognize an increase in goodwill and decrease in other intangibles of approximately $43.8 million on October 1, 2001, and a decrease in amortization expense of approximately $6.3 million in 2002. Impairment losses resulting from transitional impairment reviews, if any, will be recognized as a cumulative effect of a change in accounting principle in the first quarter of 2002. We do not expect such impairment losses, if any, to be material to our financial condition.


-----------------------------------------------------------------------------------------------------------------------------
Statements of Consolidated Earnings
Woodward Governor Company and Subsidiaries

                                                                                   Year Ended September 30,
-----------------------------------------------------------------------------------------------------------------------------
(In thousands except per share amounts)                              2001                    2000                     1999
Net sales                                                            $678,791               $597,385                 $596,904

Costs and expenses:
      Cost of goods sold                                              511,027                453,538                  437,121
      Selling, general, and administrative expenses                    67,437                 77,463                   79,043
      Amortization of intangible assets                                 7,055                  6,418                    6,769
      Restructuring expense                                                --                     --                    7,889
      Interest expense                                                  7,554                 10,897                   12,746
      Interest income                                                    (967)                  (770)                    (827)
      Other expense--net                                                  730                  1,247                    2,944
Gain on sale of business                                                   --                (25,500)                      --
-----------------------------------------------------------------------------------------------------------------------------
       Total costs and expenses, net of gain                          592,836                523,293                  545,685

Earnings before income taxes                                           85,955                 74,092                   51,219

Income taxes                                                           32,887                 27,116                   20,390

-----------------------------------------------------------------------------------------------------------------------------
Net earnings                                                         $ 53,068               $ 46,976                 $ 30,829

Basic earnings per share                                             $   4.69               $   4.17                 $   2.74

-----------------------------------------------------------------------------------------------------------------------------
Diluted earnings per share                                           $   4.59               $   4.15                 $   2.73

-----------------------------------------------------------------------------------------------------------------------------
Weighted-average number of basic shares outstanding                    11,318                 11,263                   11,272

-----------------------------------------------------------------------------------------------------------------------------
Weighted-average number of diluted shares outstanding                  11,561                 11,318                   11,292


See accompanying Notes to Consolidated Financial Statements.


Consolidated Balance Sheets
Woodward Governor Company and Subsidiaries
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                    At September 30,
-----------------------------------------------------------------------------------------------------------------------------
(In thousands except per share amounts)                                                       2001                    2000

Assets
     Current assets:
         Cash and cash equivalents                                                          $010,542                 $009,315
         Accounts receivable, less allowance for losses
              of $4,720 for 2001 and $4,452 for 2000                                         102,008                  105,153
         Inventories                                                                         131,160                  102,990
         Deferred income taxes                                                                17,758                   16,835
-----------------------------------------------------------------------------------------------------------------------------
              Total current assets                                                           261,468                  234,293

     Property, plant, and equipment, at cost:
         Land                                                                                  7,966                    6,032
         Buildings and improvements                                                          131,761                  127,825
         Machinery and equipment                                                             242,266                  233,188
         Construction in progress                                                              4,762                    3,364
-----------------------------------------------------------------------------------------------------------------------------
                                                                                             386,755                  370,409
         Accumulated depreciation                                                            256,179                  247,951
-----------------------------------------------------------------------------------------------------------------------------
     Property, plant, and equipment--net                                                     130,576                  122,458
     Intangibles--net                                                                        164,835                  150,118
     Other assets                                                                             11,571                    8,450
     Deferred income taxes                                                                    16,178                   18,404
-----------------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                                                $584,628                 $533,723

Liabilities and shareholders' equity
=============================================================================================================================
     Current liabilities:
         Short-term borrowings                                                              $005,561                 $021,284
         Current portion of long-term debt                                                    22,500                   22,500
         Accounts payable and accrued expenses                                                91,180                   81,342
         Income taxes payable                                                                 18,483                    8,331
-----------------------------------------------------------------------------------------------------------------------------

              Total current liabilities                                                      137,724                  133,457
-----------------------------------------------------------------------------------------------------------------------------
     Long-term debt, less current portion                                                     77,000                   74,500
     Other liabilities                                                                        51,042                   50,142
     Commitments and contingencies                                                               --                       --

-----------------------------------------------------------------------------------------------------------------------------
     Shareholders' equity represented by:
         Preferred stock, par value $.003 per share, authorized
              10,000 shares, no shares issued                                                    --                       --
         Common stock, par value $.00875 per share, authorized
              50,000 shares, issued 12,160 shares                                                106                      106
         Additional paid-in capital                                                           13,440                   13,295
         Unearned ESOP compensation                                                           (3,297)                  (5,308)
         Accumulated other comprehensive earnings                                              1,046                    3,045
         Retained earnings                                                                   327,276                  284,431
-----------------------------------------------------------------------------------------------------------------------------
                                                                                             338,571                  295,569



         Less treasury stock, at cost                                                         19,709                   19,945

-----------------------------------------------------------------------------------------------------------------------------
              Total shareholders' equity                                                     318,862                  275,624

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                                  $584,628                 $533,723


See accompanying Notes to Consolidated Financial Statements.

Statements of Consolidated Shareholders' Equity

Woodward Governor Company and Subsidiaries

---------------------------------------------------------------------------------------------------------------------------------
                                                     Additional   Unearned     Accumulated    Other
                                             Common   Paid-in       ESOP      Comprehensive  Retained                      Total
(In thousands except per share amounts)      Stock    Capital    Compensation    Earnings    Earnings  Shares   Amount    Amount
---------------------------------------------------------------------------------------------------------------------------------
BALANCE AT SEPTEMBER 30, 1998                 $106    $13,304     $ (9,723)      $ 9,849    $226,736    863  $(20,170)   $220,102
   Net earnings                                 --         --           --            --      30,829     --        --      30,829
   Other comprehensive earnings--
     Foreign currency translation adjustments   --         --           --          (498)         --     --        --        (498)
---------------------------------------------------------------------------------------------------------------------------------
   Total comprehensive earnings                                                                                            30,331
   Purchases of treasury stock                  --         --           --            --          --     46    (1,029)     (1,029)
   Sales of treasury stock                      --         (3)          --            --          --    (13)      313         310
   Issuance of stock to ESOP                    --         (1)          --            --          --     (6)      151         150
   ESOP compensation expense                    --         --        2,273            --          --     --        --       2,273
   Cash dividends--$.93
     per common share                           --         --           --            --     (10,484)    --        --     (10,484)
   Tax benefit applicable to
     ESOP dividend and stock options            --         --           --            --         339     --        --         339
---------------------------------------------------------------------------------------------------------------------------------
BALANCE AT SEPTEMBER 30, 1999                  106     13,300       (7,450)        9,351     247,420    890   (20,735)    241,992
   Net earnings                                 --         --           --            --      46,976     --        --      46,976
   Other comprehensive earnings--
     Foreign currency translation adjustments   --         --           --        (6,306)         --     --        --      (6,306)
---------------------------------------------------------------------------------------------------------------------------------
   Total comprehensive earnings                                                                                            40,670
   Purchases of treasury stock                  --         --           --            --          --     64    (1,762)     (1,762)
   Sales of treasury stock                      --        (12)          --            --          --   (101)    2,423       2,411
   Issuance of stock to ESOP                    --          7           --            --          --     (5)      129         136
   ESOP compensation expense                    --         --        2,142            --          --     --        --       2,142
   Cash dividends--$.93
     per common share                           --         --           --            --     (10,472)    --        --     (10,472)
   Tax benefit applicable to ESOP
     dividend and stock options                 --         --           --            --         507     --        --         507
---------------------------------------------------------------------------------------------------------------------------------
BALANCE AT SEPTEMBER 30, 2000                  106     13,295       (5,308)        3,045     284,431    848   (19,945)    275,624
   Net earnings                                 --         --           --            --      53,068     --        --      53,068
   Other comprehensive earnings--
     Foreign currency translation adjustments,
      net of reclassification to earnings       --         --           --          (625)         --     --        --        (625)
     Unrealized losses on derivatives           --         --           --        (1,374)         --     --        --      (1,374)
---------------------------------------------------------------------------------------------------------------------------------
   Total comprehensive earnings                                                                                            51,069
   Sales of treasury stock                      --        145           --            --          --     (10)      236        381
   ESOP compensation expense                    --         --        2,011            --          --      --        --      2,011
   Cash dividends--$.93
     per common share                           --         --           --            --     (10,526)     --        --    (10,526)
   Tax benefit applicable to ESOP
     dividend and stock options                 --         --           --            --         303      --        --        303
---------------------------------------------------------------------------------------------------------------------------------
BALANCE AT SEPTEMBER 30, 2001                 $106    $13,440     $ (3,297)      $ 1,046    $327,276     838  $(19,709)  $318,862


See accompanying Notes to Consolidated Financial Statements.

Statements of Cash Flows
Woodward Governor Company and Subsidiaries


---------------------------------------------------------------------------------------------------------------------------------
                                                                                       Year Ended September 30,
---------------------------------------------------------------------------------------------------------------------------------
(In thousands)                                                              2001                 2000                 1999

CASH FLOWS FROM OPERATING ACTIVITIES:
Net earnings                                                               $53,068              $46,976              $30,829
---------------------------------------------------------------------------------------------------------------------------------
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation and amortization                                               32,732               30,419               32,036
Net (gain) loss on sale of property, plant, and equipment                    1,445                  411               (2,848)
Gain on sale of business                                                        --              (25,500)                  --
Unrealized losses on derivatives                                            (1,374)                  --                   --
Deferred income taxes                                                        1,303                   (9)               4,342
ESOP compensation expense                                                    2,011                2,142                2,273
Equity in loss of unconsolidated affiliate                                      --                  271                2,079
Changes in operating assets and liabilities,
    net of business acquisitions and sale:
   Accounts receivable                                                       3,096               (3,997)              (8,015)
   Inventories                                                             (25,126)              (3,746)               2,145
   Current liabilities, other than short-term borrowings
      and current portion of long-term debt                                 22,187                7,792               (7,228)
   Other--net                                                               (2,352)                 451                4,319

---------------------------------------------------------------------------------------------------------------------------------
      Total adjustments                                                     33,922                8,234               29,103

Net cash provided by operating activities                                   86,990               55,210               59,932

CASH FLOWS FROM INVESTING ACTIVITIES:
Payments for purchase of property, plant, and equipment                    (26,903)             (27,416)             (22,789)
Proceeds from sale of property, plant, and equipment                           404                1,700                6,293
Proceeds from sale of business - net of direct costs                            --               41,742                   --
Payments associated with sale of business                                   (3,985)                  --                   --
Investment in unconsolidated affiliate                                          --                 (290)              (1,405)
Business acquisitions, net of cash acquired                                (31,215)                  --                  (62)

---------------------------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) investing activities                        (61,699)              15,736              (17,963)

CASH FLOWS FROM FINANCING ACTIVITIES:
Cash dividends paid                                                        (10,526)             (10,472)             (10,484)
Proceeds from sales of treasury stock                                          381                2,411                  310
Purchases of treasury stock                                                     --               (1,762)              (1,029)
Net proceeds (payments) from borrowings under revolving lines                9,124              (39,826)             (23,050)
Proceeds from long-term debt                                                    --                   --               75,000
Payments of long-term debt                                                 (22,500)             (21,650)             (84,068)
Tax benefit applicable to ESOP dividend and stock options                      303                  507                  339

---------------------------------------------------------------------------------------------------------------------------------
Net cash used in financing activities                                      (23,218)             (70,792)             (42,982)
Effect of exchange rate changes on cash                                       (846)              (1,288)                (964)

NET CHANGE IN CASH AND CASH EQUIVALENTS                                      1,227               (1,134)              (1,977)
Cash and cash equivalents, beginning of year                                 9,315               10,449               12,426
---------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of year                                     $10,542              $09,315              $10,449

SUPPLEMENTAL CASH FLOW INFORMATION:
---------------------------------------------------------------------------------------------------------------------------------
Interest expense paid                                                      $ 8,058              $11,854              $12,675
Income taxes paid                                                          $19,769              $22,656              $19,024

NONCASH INVESTING:
Liabilities assumed in business acquisitions (sale)                        $   501             $ (1,430)             $ 1,994


See accompanying Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of dollars except per share amounts)

A. Significant accounting policies:

PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include the accounts of the company and its majority-owned subsidiaries. Transactions within and between these companies are eliminated. Results of joint ventures in which the company does not have a controlling financial interest are included in the financial statements using the equity method of accounting.

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

REVENUE RECOGNITION: We recognize sales when delivery of product has occurred or services have been rendered and there is persuasive evidence of a sales arrangement, selling prices are fixed or determinable, and collectibility from the customer is reasonably assured.

RESEARCH AND DEVELOPMENT COSTS: Expenditures related to new product development are charged to expense when incurred and totaled approximately $30,400 in 2001, $29,100 in 2000, and $24,600 in 1999.

INCOME TAXES: Deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of the company's assets and liabilities. We provide for taxes that may be payable if undistributed earnings of overseas subsidiaries were to be remitted to the United States, except for those earnings that we consider to be permanently reinvested.

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

The September 30, 1999, change in accounting for software development costs was made to adopt the provisions of Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," issued by the American Institute of Certified Public Accountants in March 1998. Net earnings in 2000, the first year following this change, were increased by approximately $690 as a result of the change.

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

DERIVATIVES: We recognize derivatives, which are used to hedge risks associated with interest rates, as assets or liabilities at fair value. These derivatives are designated as hedges of our exposure to changes in the fair value of long-term debt or as hedges of our exposure to variable cash flows of future interest payments. The gain or loss in the value of a derivative designated as a fair value hedge is recognized in earnings in the period of change together with an offsetting loss or gain on long-term debt. The effective portion of a gain or loss in the value of a derivative designated as cash flow hedge is initially reported as a component of other comprehensive earnings and subsequently reclassified into earnings when the future interest payments affect earnings. The ineffective portion of the gain or loss in the value of a derivative designated as a cash flow hedge is reported in earnings immediately.

RECLASSIFICATIONS: Certain reclassifications were made to the 2000 and 1999 financial statements to conform to the 2001 presentation.

NEW ACCOUNTING STANDARD: In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141, "Business Combinations" and No. 142, "Goodwill and Other Intangible Assets." Statement No. 141 primarily impacts accounting for acquisitions initiated or completed after June 30, 2001. However, Statement No. 141 also contains transition provisions that may result in the reclassification of carrying values among existing goodwill and other intangible assets. These transition provisions require that we recognize an intangible asset apart from goodwill whenever the asset arose from contractual or other legal rights, or whenever it is capable of being separated or divided from the acquired entity and sold, transferred, licensed, rented, or exchanged, either individually or in combination with a related contract, asset, or liability. In addition, these provisions prohibit the recognition of an assembled workforce as an intangible asset apart from goodwill. Once adopted, Statement No. 142 prohibits amortization of goodwill, but requires transitional and annual impairment reviews that may result in the recognition of losses, among other requirements. We are required to adopt Statement No. 142 and the transition provisions of Statement No. 141 on October 1, 2002, or October 1, 2001, and have elected the earlier date. Based on a preliminary assessment of the effects of adoption, we expect to recognize an increase in goodwill and decrease in other intangibles of approximately $43,800 on October 1, 2001, and a decrease in amortization expense of approximately $6,300 in 2002. Impairment losses resulting from transitional impairment reviews, if any, will be recognized as a cumulative effect of a change in accounting principle in the first quarter of 2002. We do not expect such impairment losses, if any, to be material to our financial condition.

B. Business acquisitions and sale:
In November 2000, we acquired the stock of Hoeflich Controls, Inc., a manufacturer of ignition systems, and certain related assets, and in June 2001, we acquired certain assets and assumed certain liabilities of the Bryce diesel fuel injection business of Delphi Automotive Systems. These acquisitions, which cost a total of $31,844, were accounted for using the purchase method of accounting. The excess of the purchase prices over the estimated fair values of tangible and identified intangible net assets acquired are being amortized over 15 years. Under terms of the Hoeflich purchase agreement, we could be required to make an additional payment of up to $1,200 in fiscal year 2004, contingent upon attaining certain investment and sales volumes, as defined by the agreement. Under terms of the Delphi purchase agreement, we expect to assume benefit obligations and receive plan assets in connection with a defined benefit pension plan in 2002, the net amount of which has not been determined. We intend to account for any additional payment and the net accrued or prepaid benefit cost as an adjustment to the purchase prices for the acquisitions in the earliest periods amounts are determined. If we had completed the acquisitions on October 1, 1999, net sales and net earnings for 2001 and 2000 would not have been materially different from amounts reported in the statements of consolidated earnings.

At the time of our acquisition from Delphi, one of our directors was an executive vice president with Delphi Automotive Systems and served as president in a sector other than the one containing diesel fuel injection businesses.

On May 31, 2000, we sold certain assets associated with our turbine control retrofit business for cash, and the buyer assumed certain liabilities. The resulting gain on the sale is reported separately in the statements of consolidated earnings. Net sales of the turbine control retrofit business are believed to have represented less than 10% of consolidated net sales in 2000 and 1999.

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

D. Income taxes:


Income taxes consisted of the following:
--------------------------------------------------------------------------------
YEAR ENDED SEPTEMBER 30,       2001       2000      1999
Current:
   Federal                   $23,884    $17,947   $10,550
   State                       3,064      2,202     1,384
   Foreign                     6,603      5,456     3,929
Deferred                        (664)     1,511     4,527
================================================================================
                             $32,887    $27,116   $20,390


Deferred income taxes presented in the consolidated balance sheets are related to the following:

--------------------------------------------------------------------------------
AT SEPTEMBER 30,                          2001      2000
Deferred tax assets:
   Postretirement and
    early retirement benefits           $17,853   $18,793
   Foreign net operating loss
    and state tax credits                 9,796     9,998
   Inventory                              6,105     8,357
   Other                                 24,961    20,047
   Valuation allowance                  (10,936)  (11,168)
--------------------------------------------------------------------------------
   Total deferred tax assets,
   net of valuation allowance            47,779    46,027
Deferred tax liabilities:
   Intangibles--net                      (8,084)   (6,535)
   Other                                 (5,759)   (4,253)
--------------------------------------------------------------------------------
   Total deferred tax liabilities       (13,843)  (10,788)
================================================================================
 Net deferred tax assets                $33,936   $35,239


We have not provided for taxes on $13,300 of undistributed foreign earnings that we consider permanently reinvested. These earnings could become subject to income taxes if they were remitted as dividends, were loaned to the company, or if we should sell our stock in the subsidiaries. However, we believe that foreign tax credits would largely offset any income tax that might otherwise be due.

We recorded a valuation allowance to reflect the estimated amount of deferred tax assets that may not be realized primarily due to capital loss carryforwards and foreign net operating loss carryforward limitations. Remaining deferred tax assets are expected to be realized through future earnings. The changes in the valuation allowance were as follows:

--------------------------------------------------------------------------------
YEAR ENDED SEPTEMBER 30,                   2001      2000
Beginning balance                       $(11,168) $(11,716)
Foreign net operating loss carryforward       25      (624)
State net operating loss carryforward        177      (119)
Capital loss carryforward utilization         30     1,291
================================================================================
Ending balance                          $(10,936) $(11,168)


The reasons for the differences between our effective income tax rate and the United States statutory federal income tax rate were as follows:

--------------------------------------------------------------------------------
PERCENT OF PRETAX EARNINGS,
YEAR ENDED SEPTEMBER 30,       2001       2000      1999
Statutory rate                  35.0      35.0      35.0
State income taxes, net
   of federal tax benefit        2.2       2.1       2.5
Foreign loss effect              1.5       2.4       2.3
Foreign tax rate differences     0.1       0.1       2.1
Foreign sales benefits          (1.1)     (1.6)     (1.6)
Other items, net                 0.6       0.2      (0.5)
Capital loss carryforward
    utilization                  --       (1.6)       --
================================================================================
Effective rate                  38.3      36.6      39.8


E. Earnings per share:

--------------------------------------------------------------------------------
YEAR ENDED SEPTEMBER 30,            2001       2000      1999
Net earnings (A)                  $53,068   $46,976   $30,829
--------------------------------------------------------------------------------
Determination of shares,
 in thousands:
   Weighted-average shares
    of common stock
    outstanding (B)                11,318    11,263    11,272
   Assumed exercise of
    stock options                     243        55        20
--------------------------------------------------------------------------------
   Weighted-average shares
    of common stock outstanding
    assuming dilution,
    in thousands (C)               11,561    11,318    11,292
================================================================================
Basic earnings per share (A/B)    $  4.69   $  4.17   $  2.74
Diluted earnings per share (A/C)  $  4.59   $  4.15   $  2.73
================================================================================


The following stock options were outstanding during 2001, 2000, and 1999 but were not included in the computation of diluted earnings per share because the options' exercise prices were greater than the average market price of the common shares during the respective periods:

--------------------------------------------------------------------------------
YEAR ENDED SEPTEMBER 30,           2001       2000      1999
Options                           4,884    203,429   220,375
Weighted-average exercise price  $69.73     $32.22    $32.34
================================================================================

F. Inventories:

--------------------------------------------------------------------------------
AT SEPTEMBER 30,                          2001      2000
Raw materials                          $  4,638  $  3,056
Component parts                          74,595    58,559
Work in process                          33,472    26,922
Finished goods                           18,455    14,453
================================================================================
                                       $131,160  $102,990

G. Intangibles--net:

--------------------------------------------------------------------------------
AT SEPTEMBER 30,                          2001      2000
Goodwill                               $ 95,704  $ 91,253
Customer relationships                   39,402    40,879
Other                                    29,729    17,986
================================================================================
                                       $164,835  $150,118

Intangibles are shown net of accumulated amortization of $23,967 in 2001 and $16,848 in 2000.

H. Short-term borrowings:
Short-term borrowings reflect borrowings under certain bank lines of credit. The total amount available under these lines of credit, including outstanding borrowings, totaled $43,483 at September 30, 2001, and $46,667 at September 30, 2000. Interest on borrowings under the lines of credit is based on various short-term rates. Several of the lines require compensating balances or commitment fees. The lines, generally reviewed annually for renewal, are subject to the usual terms and conditions applied by the banks. The weighted-average interest rate for outstanding borrowings was 4.8% at September 30, 2001, 6.5% at September 30, 2000, and 4.4% at September 30, 1999.

I. Long-term debt:

--------------------------------------------------------------------------------
AT SEPTEMBER 30,                          2001      2000
Term note                               $60,000   $80,000
Borrowings under revolving line
   of credit facility                    35,000    10,000
ESOP debt guarantee--8.01%                4,500     7,000
--------------------------------------------------------------------------------
                                         99,500    97,000
Less current portion                     22,500    22,500
================================================================================
                                        $77,000   $74,500

In 1998, we entered into uncollateralized financing arrangements with a syndicate of U.S. banks, including a $100,000 term note and a revolving line of credit facility up to a maximum amount of $150,000. The interest rate on borrowings under the term note varies with LIBOR and was 3.16% at September 30, 2001. The revolving line of credit facility carries a facility fee of 0.25%, with outstanding borrowings due five years from the inception of the agreement. The interest rate on borrowings under the revolving line of credit facility varies with LIBOR, the money market rate, or the prime rate, and the weighted-average rate was 3.92% at September 30, 2001.

In June 1992, the company's Member Investment and Stock Ownership Plan (a qualified employee stock ownership plan) borrowed $25,000 for a term of eleven years and used the proceeds to buy 1,027,224 shares of common stock from the company. We guaranteed the payment of the loan and agreed to make future contributions to the plan sufficient to repay the loan. Accordingly, the original amount of the loan was recorded as long-term debt and unearned ESOP compensation. The consolidated balance sheets reflect the outstanding balance of the loan in long-term debt and the remaining unearned ESOP compensation as a component of shareholders' equity. Unearned ESOP compensation has been reduced using the shares allocated method for shares allocated to plan participants. The unallocated shares were 135,472 at September 30, 2001; 218,076 at September 30, 2000; and 306,088 at September 30, 1999.

At September 30, 2001, borrowings under the revolving line of credit facility were classified as long-term as we have both the intent and ability, through the company's revolving line of credit facility, to refinance this amount on a long-term basis.

Exclusive of the revolving line of credit facility, required future principal payments of long-term debt at September 30, 2001, are $22,500 in 2002, and $42,000 in 2003. However, we received proceeds from 6.39% senior notes totaling $75,000 in October 2001 and used a portion of these proceeds to pay $20,000 of long-term debt that was due in 2002 and $40,000 that was due in 2003. The 6.39% senior notes have a ten-year term, and the principal is required to be paid back in seven equal annual payments beginning in 2006.

In 2001, we entered into interest rate swap agreements to hedge our exposure to variable cash flows of future interest payments associated with a portion of the 6.39% senior notes. Settlement payments made upon termination of these swap agreements at the time the senior notes were assigned a fixed rate were recorded as a component of accumulated other comprehensive earnings. Amounts will be reclassified to net earnings as interest expense is incurred on the related debt. We expect to reclassify approximately $150 from accumulated other comprehensive earnings to net earnings in 2002.

Provisions of the debt agreements include covenants customary to such agreements that require us to maintain specified minimum or maximum financial measures and place limitations on various investing and financing activities. The agreements also permit the lenders to accelerate repayment requirements in the event of a material adverse event. Our most restrictive covenants require us to maintain a minimum consolidated net worth and a maximum consolidated debt to consolidated operating cash flow ratio, as defined in the agreements. At September 30, 2001, we had the ability to pay dividends and purchase the company's common stock up to $87,837.

J. Accounts payable and accrued expenses:

--------------------------------------------------------------------------------
AT SEPTEMBER 30,                          2001      2000
Accounts payable                        $27,613   $25,065
Salaries and other member benefits       31,872    23,580
Deferred compensation                     7,481     4,573
Taxes, other than on income               4,586     5,501
Other items--net                         19,629    22,623
================================================================================
                                        $91,181   $81,342

Certain key management members may elect to defer the payment of a portion of their compensation to future periods. These deferrals are recorded as deferred compensation, and individual member balances are increased or decreased as if they were held in specified investments, including common stock of the company. Deferred compensation balances are payable upon the retirement or other termination of a participating member, or as otherwise specified by plan documents.

K. Retirement benefits:
We provide various benefits to eligible members of our company, including retirement healthcare benefits, pension benefits, and contributions to various defined contribution plans.

Currently, approximately 57% of our members may become eligible for retirement healthcare benefits, generally after reaching age 55 with 10 years of service or after reaching age 65. We pay 80% to 100% of eligible healthcare expenses of retired members, their dependents and survivors, which are not paid by Medicare, up to maximum amounts established under the various plans. Plan participants share in the cost of these benefits in varying amounts based on years of service, and we have the right to modify or terminate the plans. The plans are not funded, and there are no plan assets. Changes in the benefit obligations, the unfunded status of the plans, and the amount of accrued benefit costs for our retirement healthcare plans were as follows:

--------------------------------------------------------------------------------
AT OR FOR THE YEAR ENDED SEPTEMBER 30,         2001      2000
Change in benefit obligation:
   Benefit obligation at beginning of year   $39,631   $36,819
   Service cost                                  894     1,051
   Interest cost                               3,019     2,758
   Contributions by plan participants          3,082     2,394
   Net actuarial losses                        9,931       411
   Benefits paid                              (6,561)   (4,838)
   Curtailment gain related
    to sale of business                           --      (964)
   Other                                          --     2,000
--------------------------------------------------------------------------------
Benefit obligation at end of year
   and unfunded status                        49,996    39,631
Unrecognized net actuarial gains (losses)     (2,769)    7,231
--------------------------------------------------------------------------------
Total accrued benefit cost                    47,227    46,862
Portion of accrued benefit cost
   included in accrued expenses                2,000     2,000
--------------------------------------------------------------------------------
Portion of accrued benefit cost
   included in other liabilities             $45,227   $44,862
================================================================================


The components of the net periodic benefit cost associated with the retirement healthcare plans were as follows:

--------------------------------------------------------------------------------
YEAR ENDED SEPTEMBER 30,       2001       2000      1999
Service cost                  $,0894     $1,051    $1,103
Interest cost                  3,019      2,758     2,587
Amortization of unrecognized
   net gain                      (69)      (142)       --
Curtailment gain related
   to sale of business            --       (964)       --
================================================================================
Net periodic benefit cost     $3,844     $2,703    $3,690


In accounting for the retirement healthcare plans, we assumed the weighted-average discount rate was 7.25% in 2001, 7.75% in 2000, and 7.50% in 1999. We also assumed net healthcare cost trend rates primarily of 10.00% in 2002, decreasing gradually to 4.50% in 2007, and remaining at 4.50% thereafter. A 1.00% change in assumed healthcare cost trend rates would have had the following effects on amounts reported in 2001:

--------------------------------------------------------------------------------
                                         1.00%          1.00%
                                       Increase       Decrease
Effect on total of service and
   interest cost components              $ 752         $ (580)
Effect on benefits obligation
   at end of year                        8,426         (6,659)
================================================================================


Approximately 13% of our members are currently covered under defined benefit pension plans. Benefits paid under these plans vary primarily due to members' length of service and compensation. However, effective September 30, 1999, the years of service factor was frozen for participants in one of our pension plans. Changes in benefit obligations and plan assets, the funded status, and the amount of accrued benefit costs for our pension plans were as follows:

--------------------------------------------------------------------------------
AT OR FOR THE YEAR ENDED SEPTEMBER 30,         2001      2000
Change in benefit obligations:
   Benefit obligation at beginning of year  $29,293   $28,461
   Service cost                                 698       781
   Interest cost                              1,365     1,352
   Net actuarial losses (gains)                 371      (843)
   Foreign currency exchange rate changes    (1,568)     (165)
   Benefits paid                               (366)     (293)
--------------------------------------------------------------------------------
Benefit obligation at end of year            29,793    29,293
--------------------------------------------------------------------------------
Change in plan assets:
   Fair value of assets at beginning of year 27,602    24,369
   Actual return on plan assets              (4,113)    3,018
   Foreign currency exchange rate changes    (1,525)     (174)
   Contributions by the company                 613       682
   Benefits paid                               (366)     (293)
--------------------------------------------------------------------------------
Fair value of assets at end of year          22,211    27,602
--------------------------------------------------------------------------------
Funded status                                (7,583)   (1,691)
Unamortized prior service cost                 (103)     (122)
Unrecognized net losses (gains)               3,727    (2,112)
Unamortized transition obligation               798       980
--------------------------------------------------------------------------------
Net accrued benefit cost                     (3,161)   (2,945)
Portion of net accrued benefit
   cost included in other assets                 --       134
================================================================================
Portion of net accrued benefit
   cost included in other liabilities      $ (3,161) $ (3,079)


The components of the net periodic benefit cost associated with the pension plans were as follows:


--------------------------------------------------------------------------------
YEAR ENDED SEPTEMBER 30,              2001       2000      1999
Service cost                         $  698     $  781    $1,490
Interest cost                         1,365      1,352     1,575
Expected return on plan assets       (1,306)    (1,230)   (1,529)
Amortization of prior service cost       (8)        (9)       (8)
Recognized net gains (losses)           (23)         9        --
Amortization of transition obligation    89        100        90
================================================================================
Net periodic pension cost            $  815     $1,003    $1,618


The following weighted-average assumptions, reflecting rates appropriate in the United States and Japan, were used in accounting for pension plans:

--------------------------------------------------------------------------------
YEAR ENDED SEPTEMBER 30,       2001       2000      1999
Discount rate                   4.6%      4.8%      5.3%
Rate of compensation increase   4.2%      4.2%      4.3%
Expected long-term rate of
  return on plan assets         5.0%      4.9%      5.2%
================================================================================

Approximately 78% of our members are currently eligible for one or more defined contribution plans. Contributions to these plans are discretionary. However, we do have a qualified employee stock ownership plan that has outstanding borrowings that have been guaranteed by the company. We have agreed to make future contributions to the plan sufficient to repay the loan. The proceeds of the borrowing were used by the plan to purchase common stock from the company, the shares of which are allocated to plan participants as contributions are made to the plan. Amounts charged to expense for defined contribution plans totaled $11,239 in 2001, $11,062 in 2000, and $10,551 in 1999.

L. Stock option plan:
We have a stock option plan covering key management members and directors of the company. Options granted under the plan generally have a term of 10 years and vest evenly at the end of each year over four years from the date of grant. There were 1,308,663 shares of common stock authorized for issuance under the plan at September 30, 2001. We account for options in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and therefore we do not recognize compensation expense in association with options granted at or above the market price of our common stock at the date of grant. As required by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," the following table presents pro forma net earnings and per share information that has been prepared as if compensation for these options was ecognized:

--------------------------------------------------------------------------------
YEAR ENDED SEPTEMBER 30,          2001       2000      1999
Net earnings                    $52,420    $46,850   $30,298
Basic earnings per share           4.63       4.16      2.69
Diluted earnings per share         4.53       4.14      2.68
================================================================================

The determination of compensation expense for this pro forma information was based upon the estimated fair value of the options granted on the date of their grant. The weighted-average estimated fair value of options granted was $16.05 in 2001, $6.82 in 2000, and $4.27 in 1999. These estimates were determined using the Black-Scholes option pricing model and the following weighted-average assumptions by grant year:

--------------------------------------------------------------------------------
YEAR ENDED SEPTEMBER 30,          2001       2000      1999
Risk-free interest rate            5.8%       6.9%      4.9%
Expected life                  7 years    7 years   7 years
Expected volatility               30.0%      26.4%     23.0%
Expected dividend yield            1.7%       3.7%      4.2%
================================================================================

Changes in outstanding stock options were as follows:

--------------------------------------------------------------------------------
                                                   Weighted-
                                                   Average
                                                   Exercise
                                        Number     Price
Balance at September 30, 1998           452,681    $26.88
   Options granted                      200,000     22.00
   Options exercised                     (4,000)    22.00
   Options canceled                      (7,266)    32.18
--------------------------------------------------------------------------------
Balance at September 30, 1999           641,415     25.33
   Options granted                      145,100     24.75
   Options exercised                   (100,990)    23.38
   Options canceled                     (55,353)    30.46
--------------------------------------------------------------------------------
Balance at September 30, 2000           630,172     25.06
   Options granted                      162,979     44.08
   Options exercised                     (5,533)    28.68
   Options canceled                      (6,800)    29.77
================================================================================
Balance at September 30, 2001           780,818    $28.96


Stock options outstanding at September 30, 2001, consisted of the following:
--------------------------------------------------------------------------------

                            Options Outstanding        Options Exercisable

                           Weighted-  Weighted-                 Weighted-
   Exercise                Average    Average                   Average
     Price                 Exercise   Remaining                 Exercise
     Range        Number    Price     Life In Years    Number     Price
--------------------------------------------------------------------------------
$16.625-$24.750   454,150   $22.44       6.3          363,925    $21.87
$30.594-$41.813   313,689   $36.69       7.6          164,139    $32.14
$69.220-$73.700   012,979   $70.25       9.6          012,979    $70.25
================================================================================
                  780,818   $28.96       6.8          541,043    $26.15

There were 501,972 stock options exercisable at September 30, 2000, and 616,465 at September 30, 1999.

M. Shareholder rights plan:
We have a shareholder rights plan to protect shareholders against unsolicited attempts to acquire control of the company that do not offer what the Board of Directors believes to be an adequate price to all shareholders. In connection with this plan, a dividend of one preferred stock purchase right for each outstanding share of common stock was paid to shareholders in February 1996. Each right entitles its holder to purchase from the company one-four hundredth of a share of Series A Preferred Stock, par value $.003 per share, at a price of $75.00 (subject to adjustment, and restated for the January 1997 stock split). The rights may not be exercised or transferred apart from the company's common stock until 10 days after it is announced that a person or group has acquired 15% or more of the outstanding common stock or 15 business days after it is announced that there is an offer (or an intent to make an offer) by a person or group to acquire 15% or more of the outstanding common stock. The Board of Directors may extend the 15 business day period referred to above and may redeem the rights in whole (but not in part) at a redemption price of $.003 per right at any time prior to an acquisition of 15% or more of the outstanding common stock by a person or group. The rights expire on January 17, 2006.

N. Accumulated other comprehensive earnings:
--------------------------------------------------------------------------------
AT OR FOR THE YEAR ENDED SEPTEMBER 30,        2001      2000

Accumulated foreign currency
 translation adjustments:
   Balance at beginning of year            $ 3,045   $ 9,351
   Translation adjustments                     358    (6,306)
   Reclassification adjustment for
     substantial liquidation of subsidiary     500        --
   Taxes associated with translation
     adjustments                            (1,483)       --
--------------------------------------------------------------------------------
   Balance at end of year                    2,420     3,045
--------------------------------------------------------------------------------
Accumulated unrealized derivative losses:
   Balance at beginning of year                 --        --
   Unrealized losses on derivatives         (2,217)       --
   Taxes associated with unrealized losses     843        --
--------------------------------------------------------------------------------
   Balance at end of year                   (1,374)       --
================================================================================
Accumulated other comprehensive
  earnings                                 $ 1,046   $ 3,045


O. Leases:
We have entered into leases for certain facilities. Future minimum rental commitments under these operating leases are: $1,497 in 2002, $1,597 in 2003, $944 in 2004, $888 in 2005, and $770 in 2006. Rent expense for facilities was approximately $3,051 in 2001, $2,878 in 2000, and $2,634 in 1999.

P. CONTINGENCIES:
We are currently involved in matters of litigation arising from the normal course of business, including certain environmental and product liability matters. We have accruals of approximately $1,000 at September 30, 2001, and $460 at September 30, 2000, related to such matters. These accruals are based on our current estimate of the most likely amount of losses that we believe will be incurred. These amounts have been included in accounts payable and accrued expenses.

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

Q. Financial instruments:
The estimated fair values of our financial instruments were as follows:
--------------------------------------------------------------------------------
AT SEPTEMBER 30,                                2001        2000

Cash and cash equivalents                     $10,542     $09,315
Short-term borrowings                          (5,561)    (21,284)
Long-term debt, including current portion     (99,637)    (96,985)
================================================================================

The fair value of cash and cash equivalents, short-term borrowings, and long-term debt at variable interest rates were assumed to be equal to their carrying amounts. Cash and cash equivalents have short-term maturities, short-term borrowings have short-term maturities and market interest rates, and long-term debt at variable interest rates is repriced frequently at market rates of interest. The fair value of long-term debt at fixed interest rates was estimated based on a model that discounted future principal and interest payments at interest rates available to the company at the end of the year for similar debt of the same maturity.

R. Segment information:
Our operations are organized based on the nature of products and related services provided and consist of two operating segments--Industrial Controls and Aircraft Engine Systems. Industrial Controls provides energy control systems and components primarily to OEMs of industrial engines, turbines, and other power equipment. Aircraft Engine Systems provides energy control systems and components primarily to OEMs of aircraft engines.

The accounting policies of the segments are the same as those described in Note
A. Intersegment sales and transfers are made at established intersegment selling prices generally intended to approximate selling prices to unrelated parties. Our determination of segment earnings does not reflect restructuring expense, gain on sale of business, and allocations of corporate expenses, and is before interest expense, interest income, and income taxes. Segment assets consist of accounts receivable, inventories, property, plant, and equipment--net, and intangible assets--net. Summarized financial information for our segments follows:

--------------------------------------------------------------------------------
AT OR FOR THE YEAR ENDED SEPTEMBER 30,    2001      2000      1999
INDUSTRIAL CONTROLS:
   External net sales                  $384,145   $330,962  $310,038
   Intersegment sales                       808        700       679
   Segment earnings                      57,710     41,258    35,959
   Segment assets                       283,072    214,935   223,874
   Depreciation and amortization         14,850     13,322    14,670
   Capital expenditures                  15,582     14,631     9,576
--------------------------------------------------------------------------------
AIRCRAFT ENGINE SYSTEMS:
   External net sales                  $294,646   $266,423  $286,866
   Intersegment sales                     2,919      2,010     1,853
   Segment earnings                      53,585     38,150    54,260
   Segment assets                       241,002    260,712   272,898
   Depreciation and amortization         15,704     15,318    15,708
   Capital expenditures                   9,711     10,071    11,183
================================================================================


The differences between the total of segment amounts and the consolidated financial statements were as follows:

--------------------------------------------------------------------------------
YEAR ENDED SEPTEMBER 30,                   2001       2000      1999
Total segment net sales and
   intersegment sales                  $682,518   $600,095  $599,436
Elimination of intersegment
   sales                                 (3,727)    (2,710)   (2,532)
================================================================================
Consolidated net sales                 $678,791   $597,385  $596,904

Total segment earnings                 $111,295   $ 79,408  $ 90,219
Unallocated corporate expenses          (18,753)   (20,689)  (19,192)
Restructuring expense
   and gain on sale of business              --     25,500    (7,889)
Interest expense and income              (6,587)   (10,127)  (11,919)
================================================================================
Consolidated earnings before
   income taxes                        $ 85,955   $ 74,092  $ 51,219


--------------------------------------------------------------------------------
AT SEPTEMBER 30,                           2001       2000      1999
Total segment assets                    $524,074   $475,647  $496,772
Unallocated corporate property,
   plant, and equipment--net               4,505      5,072     3,926
Other unallocated assets                  56,049     53,004    49,966
================================================================================
Consolidated total assets               $584,628   $533,723  $550,664


Differences between total depreciation and amortization and capital expenditures of our segments and the corresponding consolidated amounts reported in the statements of consolidated cash flows are due to unallocated corporate amounts.

One customer accounted for more than 10% of consolidated net sales, impacting both the Aircraft Engine Systems and Industrial Controls segments, and totaled approximately $219,000 in 2001, $147,000 in 2000, and $130,000 in
1999.

External net sales by geographical area, as determined by the location of the customer invoiced, were as follows:

--------------------------------------------------------------------------------
YEAR ENDED SEPTEMBER 30,       2001       2000      1999
United States               $429,020   $372,773  $350,999
Other countries              249,771    224,612   245,905
================================================================================
                            $678,791   $597,385  $596,904


Property, plant, and equipment--net by geographical area, as determined by the physical location of the assets, were as follows:

--------------------------------------------------------------------------------
AT SEPTEMBER 30,               2001       2000      1999
United States               $105,945   $105,725  $106,325
Other countries               24,631     16,733    17,797
                            $130,576   $122,458  $124,122

                                                                             33

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

PricewaterhouseCoopers LLP, the company's independent accountants, audit the company's financial statements in accordance with generally accepted auditing standards. Their report on these financial statements is presented below.

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


John A. Halbrook
Chairman and
Chief Executive Officer

Stephen P. Carter
Vice President,
Chief Financial Officer and Treasurer



REPORT OF INDEPENDENT ACCOUNTANTS



To Board of Directors and Shareholders
Woodward Governor Company

In our opinion, the accompanying consolidated balance sheets and the related statements of consolidated earnings, shareholders' equity and cash flows present fairly, in all material respects, the financial position of Woodward Governor Company and its subsidiaries at September 30, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.



PricewaterhouseCoopers LLP
Chicago, Illinois
October 31, 2001

SELECTED QUARTERLY FINANCIAL DATA

(Unaudited)


                                                2001 FISCAL QUARTERS                            2000 FISCAL QUARTERS

(In thousands except per share data)    FIRST     SECOND      THIRD    FOURTH           FIRST     SECOND     THIRD     FOURTH
------------------------------------------------------------------------------------------------------------------------------
Net sales                             $150,730   $170,176   $182,508  $175,377        $133,592  $149,085   $155,496   $159,212
Gross profit*                           37,329     41,591     44,806    44,038          33,939    32,745     38,779     38,384
Net earnings                            10,908     12,672     13,728    15,760           6,007     5,372     26,165**    9,432
Net earnings per basic share              0.96       1.12       1.21      1.39            0.53      0.48       2.33**     0.84
Net earnings per diluted share            0.95       1.10       1.18      1.36            0.53      0.48       2.32**     0.83
Cash dividends per share                0.2325     0.2325     0.2325    0.2325          0.2325    0.2325     0.2325     0.2325

Common stock price per share
 High                                 $  49.00   $  57.73   $  91.00  $  86.85        $  28.50  $  27.38   $  28.50   $  45.00
 Low                                     35.75      40.00      49.00     42.06           24.50     21.88      21.75      26.88
 Close                                   44.75      51.38      84.35     48.45           27.50     23.00      28.31      44.56
------------------------------------------------------------------------------------------------------------------------------


*Gross profit represents net sales less cost of goods sold as reported in our statements of consolidated earnings.

** We sold our turbine retrofit business for a gain, net of tax, of $17,203 in the third quarter 2000. Without this gain, our net earnings in the third quarter 2000 would have been $8,962 or $0.80 per basic share and $0.79 per diluted share.

CAUTIONARY STATEMENT

This annual report contains forward-looking statements, including financial projections, our plans and objectives for future operations, expectations of future economic performance, and various other assumptions relating to the future. While such statements reflect our current expectations, all such statements involve risks and uncertainties. Actual results could differ materially from projections or any other forward-looking statement, and we have no obligation to update our forward-looking statements. Important factors that could cause results to differ materially from those projected or otherwise stated include the following: unanticipated global or regional economic developments and business cycle changes resulting from the September 11, 2001, terrorist attacks in the United States (and subsequent actions in response to those attacks), particularly as those consequences impact the sales and operations of Aircraft Engine Systems; other unanticipated global or regional economic developments, particularly in, but not limited to, Asia, Europe, and the United States; other changes in business cycles of particular industries served by our company, primarily OEMs of aircraft engines, both commercial and military, and industrial engines, turbines, and other power equipment, particularly in power generation, transportation, and process industries markets; fluctuations in currency exchange rates of U.S. and foreign countries, primarily those located in Europe and Asia; fluctuations in interest rates, primarily LIBOR, which affect the cost of borrowings; timing and acceptance of new products and product enhancements, including, but not limited to, products that integrate energy control technologies of recently-acquired companies; competitor actions that adversely impact our orders or pricing, including, but not limited to, aftermarket sales; adverse changes in the business acquisition climate; effects of any business acquisitions or divestitures; changes in U.S. and other country laws and regulations involving acquisitions, the environment, and taxes; relative success of quality and productivity initiatives, such as the Six Sigma initiative and supplier designation levels with key customers; unanticipated problems associated with implementing our e-Business strategy; and unusual or extraordinary events or developments involving litigation or other potential liabilities.


----------------------------------------------------------------------------------------------------------------------------
Summary of Operations/Eleven-Year Record
(In thousands of dollars except per share amounts)

Net Sales, Net Earnings, and Dividends FOR THE YEAR ENDED SEPTEMBER 30,
----------------------------------------------------------------------------------------------------------------------------
                                                            Net Earnings (Loss)
                                                     Per             Per                        % of Beginning       Cash
                                                    Basic          Diluted                      Shareholders'      Dividends
    Year        Net Sales        Amount             Share           Share        % of Sales         Equity         Per Share
----------------------------------------------------------------------------------------------------------------------------
    2001       $678,791          $53,068           $4.69             $4.59            7.8             19.3          $ 0.93
    2000        597,385           46,976***         4.17***           4.15***         7.9             19.4            0.93
    1999        596,904           30,829            2.74              2.73            5.2             14.0            0.93
    1998        490,476           21,592            1.90              1.90            4.4             10.3            0.93
    1997        442,216           18,140            1.58              1.57            4.1              8.7            0.93
    1996        417,290           22,178            1.92              1.92            5.3             11.2            0.93
    1995        379,736           11,936            1.03              1.03            3.1              6.2            0.93
    1994        333,207           (3,273)          (0.28)            (0.28)          (1.0)            (1.6)           0.93
    1993        331,156           13,389**          1.13**            1.13**          4.0              6.1            0.93
    1992        374,173           20,212            1.81              1.81            5.4              9.7            0.92
    1991        361,924           24,293            2.22              2.22            6.7             12.5            0.92



Financial Position AT SEPTEMBER 30,
----------------------------------------------------------------------------------------------------------------------------
                                                                                      Shareholders' Equity          % of
               Working            Total          Long-term          Total                         Per Diluted      Debt to
    Year       Capital           Assets            Debt             Debt             Amount          Share       Debt-Equity
----------------------------------------------------------------------------------------------------------------------------
    2001       $123,744         $584,628        $ 77,000           $105,061         $318,862         $27.58          24.8
    2000        100,836          533,723          74,500            118,284          275,624          24.35          30.0
    1999        124,392          550,664         139,000            180,953          241,992          21.43          42.8
    1998        119,506          563,435         175,685            213,645          220,102          19.34          49.3
    1997        124,827          348,110          17,717             30,604          210,614          18.27          12.7
    1996        121,103          348,798          22,696             42,868          207,995          18.01          17.1
    1995        116,364          349,599          27,796             62,960          197,903          17.05          24.1
    1994        113,751          323,318          32,665             61,591          193,846          16.57          24.1
    1993        107,809          332,461          36,246             58,258          206,222          17.36          22.0
    1992        103,818          331,653          40,135             64,375          219,690          18.48          22.7
    1991        105,213          306,534          17,300             50,132          208,564          19.02          19.4



Other Selected Data FOR THE YEAR ENDED SEPTEMBER 30,                                                     AT SEPTEMBER 30,
------------------------------------------------------------------------------------------------------------------------------
                                                         Effective                      Weighted-
                                                          Income                         Average                   Registered
            Depreciation   Amortization                  Tax Rate        Capital     Diluted Shares     Worker     Shareholder
    Year       Expense        Expense       EBITDA*         (%)       Expenditures    Outstanding       Members      Members
------------------------------------------------------------------------------------------------------------------------------
    2001      $25,677          $7,055     $125,274          38.3         $26,903        11,561,000       3,709        1,652
    2000       24,001           6,418      114,638 ***      36.6          27,416        11,318,000       3,302        1,742
    1999       25,267           6,769       95,174          39.8          22,789        11,292,000       3,791        1,866
    1998       23,715           2,927       67,699          40.5          20,862        11,379,000       3,994        1,907
    1997       21,854             983       55,884          38.6          21,152        11,525,000       3,246        1,994
    1996       22,786             608       61,075          37.0          21,163        11,570,000       3,211        2,029
    1995       23,334             452       47,239          40.9          18,988        11,623,000       3,071        2,179
    1994       26,114             500       24,652          37.0          16,515        11,765,000       3,439        2,256
    1993       24,837             419       50,314 **       42.0          18,335        11,889,000       3,264        2,301
    1992       22,241             392       57,652          38.7          52,684        11,179,000       3,632        2,301
    1991       18,236             235       58,962          36.1          33,075        10,967,000       3,953        2,303


* EBITDA represents earnings before interest (expense and income), income taxes, depreciation, and amortization.

** Net earnings and EBITDA for 1993 are before cumulative effect of accounting changes.

*** Net earnings and EBITDA for 2000 include a gain from the sale of business of $25,500 before income taxes and $17,082 after income taxes, or $1.52 per basic share and $1.51 per diluted share.





36