Form 10-K, Exhibit 13
period 2002-09-30
WOODWARD GOVERNOR CO
filed 2002-12-09
CIK 108312

                                                                      EXHIBIT 13

Business Description

Woodward designs, manufactures, and services energy control systems and components for aircraft and industrial engines, turbines, and other power equipment. Leading OEMs (original equipment manufacturers) throughout the world use our products and services in the power generation, process industries, transportation, and aerospace markets.

Contents

Financial Highlights                    1
To Our Shareholders                     2
Board of Directors                      5
Market Drivers Shape Our Strategy       6
Financial Review                       17

Officers and Investor Information      47

Financial Highlights

Fiscal year ended September 30,                                            2002          2001          2000
----------------------------------------------------------------------------------------------------------------
(IN THOUSANDS EXCEPT PER SHARE AMOUNTS AND OTHER YEAR-END DATA)

Operating Results
  Net sales                                                             $  679,991    $  678,791    $  597,385
  Adjusted earnings before cumulative effect of accounting change*          45,170        55,943        49,636**
     Basic per share amount*                                                  3.99          4.94          4.41**
     Diluted per share amount*                                                3.90          4.84          4.39**
  Cash dividends per share                                                     .93           .93           .93
Year-end Financial Position
  Working capital                                                          152,312       123,744       100,836
  Total assets                                                             582,395       584,628       533,723
  Long-term debt, less current portion                                      78,192        77,000        74,500
  Shareholders' equity                                                     354,901       318,862       275,624
Other Year-end Data
  Shareholders' equity per diluted share                                     30.66         27.58         24.35
  Worker members                                                             3,337         3,709         3,302
  Registered shareholder members                                             1,592         1,652         1,742
================================================================================================================

* Adjusted earnings before cumulative effect of accounting change reflects the elimination of goodwill-related amortization and associated income taxes from amounts reported in the financial statements.

** In 2000, adjusted earnings includes a gain from the sale of business, net of tax, of $17,082 or $1.52 per basic share and $1.51 per diluted share. Without this item, adjusted earnings would have been $32,554 or $2.89 per basic share and $2.88 per diluted share.

To Our Shareholders

Tough years can provide an opportunity for those who have the insight and resilience to advance with thoughtful strategies. The game of chess is an appropriate symbol of Woodward's ability to respond to challenges and achieve its long-term goals.

In 2002, two of our largest markets, power generation and aerospace, faced major slowdowns and the industrial markets generally were impacted by a weakened economy. Despite these adverse conditions, we remained committed to our underlying strategy of making solid moves to build profitable market share. The strength of these moves will be evident when the growth of the economy resumes.

Increasing market share

Woodward continues to increase its market share by developing new products, acquiring complementary technologies, and building customer loyalty. We debuted 70 new products in Industrial Controls in fiscal year 2002 that expand our core technology platforms into new applications and systems, and we intend to maintain that development pace.

Our engineering capabilities have provided our customers with innovative, practical, and cost-effective systems solutions and have resulted in a full pipeline of projects for new products and applications, many of which are direct requests from our customers. No other supplier of energy control components can provide the complete range of technologies that Woodward offers.

We are working toward balance in three primary global markets--the United States, Europe, and Asia. Over the past year, we increased our global presence with an acquisition of a company in Europe that provides us with power management control system capability. We are also initiating a presence in China to repair and overhaul aircraft engine components.

In March, we acquired Nolff's Carburetion and formed a joint venture with MotoTron to become a major supplier of energy control technology products to engine manufacturers for small mobile industrial equipment. The true driver for our success in this $300 million market is our ability to help our customers cost effectively meet anticipated emissions standards while maintaining high standards of system performance.

Customer satisfaction builds loyalty and is a key measurement of our success. In June, our Rockton, Illinois, facility became the 24th out of more than 3,000 suppliers to achieve Platinumsm supplier status with American Airlines. The Department of Defense recognized Aircraft Engine Systems with a Quality and Delivery Performance Award. In addition, Pratt & Whitney Canada presented Woodward with their Externals, Controls, and Nacelles Supplier of the Year Award. Because we provide them with the cost-effective quality products they need, delivered on time, our customers increasingly turn to Woodward as a single source for energy control solutions.

Strategic wins

While the sales volume in our industrial markets declined in 2002, Woodward gained share in a number of areas.

Content we provide on large industrial gas turbines has increased over the past few years from nothing to an array of fuel nozzles, valves, and actuators that are placed on almost every new turbine developed, from the 5 megawatt GE-5 to the 150 megawatt GE Frame 9. The value of our products on these large turbines today ranges from $500,000 to over $1 million.

On smaller gas engines for power generation, we now provide the throttle body, bypass and waste gate valves (including actuators), gas-metering valves, and ignition systems.

In our aircraft engine markets, we executed multi-year extensions on contracts with most of our key original equipment manufacturer customers, including GE Aircraft Engines, and in several instances, expanded the content we provide on each engine with manifolds and actuators. These agreements enable Woodward to team with our customers at the planning stage of new engines and proactively offer customized solutions for fuel-efficient, cost-effective, and reliable engine systems.

The aftermarket, repair, and overhaul portion of our aircraft engine business has been stronger than anticipated, as Woodward has more engine content on the newer aircraft that remain flying even with decreased commercial activity. On the military side, we have been included on both the F135 and F136 engines for the Joint Strike Fighter program, and military repair, overhaul, and spare parts sales have been strong this year.

Board and Senior Management

Woodward pursues excellence in its evolving board and management teams. Three new members have joined the board in 2002 to build the skills and strength required in today's business environment. John Cohn, Mary Petrovich, and James Rulseh have outstanding experience in industrial manufacturing and exemplify the qualities of integrity and commitment we seek in our board members.

Vern Cassens and Tom Heenan retired from the Board of Directors on September 30, 2002, and we appreciate their many years of diligent service.

In September, Tom Gendron, who has served 12 years with Woodward in both Industrial Controls and Aircraft Engine Systems, was promoted to president and chief operating officer. This change was part of our shift to integrate all our technologies across the organization to ensure a more global approach to the range of markets we serve.

Phil Turner, a key player on my management team with more than four decades of service, will help integrate Aircraft Engine Systems into the global business structure and plans to retire as the process nears completion. I would like to thank Phil for his countless contributions, including his effective management of the aircraft engine business in the months following September 11, 2001.

Ron Fulkrod, a vice president who served in many valuable roles since 1961, will retire at the end of calendar 2002. I want to thank him for his tireless efforts and sincere commitment to the company.

All public companies were challenged to demonstrate their standards of corporate governance in the wake of malfeasance by a few high-profile companies. The Sarbanes-Oxley Act of 2002 imposed a number of regulations designed to protect shareholders through improved governance, accountability, and disclosure.

Woodward has always fostered a culture of integrity and has conducted its financial business in an open and understandable manner. We are easily reaching compliance with all the new standards, many of which were already our typical practices. It is our longstanding belief that our shareholders, customers, and members deserve honesty and respect, along with excellent performance.

Financial performance

Our total company sales for fiscal 2002 rose slightly to $679,991,000. Earnings fell, however, to $45,170,000 or $3.90 per diluted share, before the cumulative effect of accounting change, from $53,943,000, or $4.84 per share in fiscal year 2001, as adjusted to eliminate goodwill-related amortization.

Adverse external events impacted almost all businesses this year. The effects of the attacks of September 2001 sent an already weakened commercial aircraft industry into severe decline. We reacted swiftly by accelerating planned cost-cutting measures early in the year and maintained strong earnings despite the drop in sales.

Turbulence in the domestic wholesale electricity market slowed spending for new power generation equipment, including a notable increase in project cancellations as the year progressed. In addition, macroeconomic uncertainties and a subdued outlook contributed to a decline in orders across all our industrial markets.

In late fiscal year 2002, we implemented cost-cutting measures designed to stabilize margins, while preserving an infrastructure that will allow us to continue to serve customers well, even in tough times, and resume growth quickly as conditions improve.

Executing the strategy

Market conditions will remain challenging through 2003. We are confident in our ability to face those challenges head-on and succeed. We will stay focused on building the long-term value of our business through winning an increased share of a growing number of profitable niche markets.

Our plans call for careful cost management and continuous improvement initiatives that should allow fiscal year 2003 earnings to approximate those of fiscal 2002, despite lower sales.

Industrial Controls is improving its cost base through productivity gains and global purchasing initiatives that allow us to consolidate our supplier base. While sales will likely be down from fiscal year 2002, we believe these activities, as well as more favorable product mix, should help improve earnings in 2003.

Aircraft Engine Systems achieved a number of long-term contract wins that allow us to supply additional content on multiple engine platforms for a number of years to come.

We believe sales for this segment in fiscal year 2003 will be below 2002 levels. But, our proven ability to manage costs and increase productivity should partially offset the effect of lower sales and will also be beneficial when the aerospace markets begin to normalize and our growth resumes.

We will continue to make the right moves to ensure our success. We have a very talented and highly motivated workforce, advanced technologies, and the financial resources to effectively execute our strategy, capture market share, and position ourselves well for the future.

John A. Halbrook
Chairman of the Board
and Chief Executive Officer

December 6, 2002

Implementing customer-focused plans for strategic growth

Chess is the ultimate competition between two minds. To skillfully use the sixteen chessmen to win the game, players must execute their moves with planning and foresight. In business, leaders of companies must demonstrate the same skills applied by tournament-level chess players.

As in chess, Woodward never underestimates its rivals. Our goal is to always be several moves ahead of the competition. To do this, we rely on our thorough understanding of the aircraft engine and industrial power equipment markets. We develop and use strategies that are focused and aligned to meet the needs of our customers. Moreover, we adapt our plans, when necessary, to fit the ever-changing market environment.

Our market drivers

Our customers are faced with meeting new, stringent air quality standards to reduce air pollution. Internationally, the Kyoto Protocol mandates that industrialized countries reduce their emissions of greenhouse gasses, while clean air acts adopted in North America, Europe, and Asia direct other emissions reductions over the next five years. These air quality standards will drive the increased use of natural gas and high-efficiency engines and turbines.

Meanwhile, pressures have increased on engine and turbine manufacturers to lower their cost structures. Additionally, customers are demanding continuous quality and reliability improvements for their power equipment.

Finally, global sourcing influences how Woodward works with its original equipment manufacturer (OEM) customers, who produce products in multiple manufacturing facilities around the world. These customers need their supply chain to be located near their plants to help reduce costs, achieve faster turn-around times, and access product support locally.

Meeting market demands with systems and components

Woodward uses its sophisticated technologies to develop and produce an extensive line of components. Often, we integrate the components into complete engine fuel control and combustion systems.

The systems approach simplifies our customers' supply chain and system testing activities, decreases development engineering resource requirements, and consolidates component testing. Our customized solutions address the critical needs of our customers--emissions, reliability, cost, and global sourcing.

The Pratt & Whitney PW600 engine family program represents the most comprehensive aircraft engine application of Woodward's Energy Control Technologies strategy. While maintaining system level responsibility, Woodward teamed with Hispano-Suiza to develop and integrate the electronic engine control. Additionally, Woodward is combining other electrical products with its core fuel system products to provide a fully integrated engine control system.

The systems approach, demonstrated in the PW600 program, applies throughout our business. We had great success this year with sales of our OH1 comprehensive engine control system for on-highway vehicles powered by compressed natural gas. Similar Woodward solutions are being designed into our customers' newest and most advanced engines and turbines.

Emissions regulations make an engine or turbine control system more complicated by necessity. Woodward's smart network approach enables its customers to meet these tough standards in the simplest and most cost-effective way possible, with the reliability and durability required in today's marketplace.

Woodward's strategies at the component level correspond with our systems approach. The GS16 valve demonstrates our networked control strategies in action. The valve is designed to precisely control gas fuel flow on aeroderivative and industrial gas turbines for GE, Rolls-Royce, Pratt & Whitney, and other OEMs.

The electrically actuated valve with integral driver electronics reduces our customers' total installed costs by eliminating the need for separate hydraulic or electrical driver systems. The GS16 networks easily with the turbine control system to minimize installation and start-up costs.

Another of our all-electric solutions for turbine control, the EML100 linear actuator, provides accurate, closed-loop position control of steam and fuel valves. When paired with Woodward's 3151A water valve, the unit meters water flow into the turbine combustion chamber to reduce emissions and increase power output.

Our low-cost ProAct(TM) ITB throttle valve is simple for OEM customers to install and set up. It is a key element in a total controls solution for two of the most advanced natural gas engines under development in Europe and the United States. With only one moving part, it provides the dependability and durability demanded in today's marketplace.

In fiscal year 2002, Woodward signed a developmental agreement with GE Aircraft Engines (GEAE) to design, engineer, and manufacture the fuel manifold ring for the LV100 gas turbine, which will power the U.S. Army's M2 Abrams main battle tank. Developing and acquiring key technologies over the past five years has been instrumental in giving Woodward the flexibility to offer a variety of products that meet the fuel delivery system needs of our customers.

To increase our aerospace aftermarket offerings and engine content, Woodward expanded its scope beyond those products normally provided to the OEM market. For example, we won a competitive bid in fiscal year 2002 to provide the F100 flameholder for the U.S. Air Force.

The flameholder controls air flow through an augmentor to ensure proper afterburner combustion. Although we do not provide the original equipment, the manufacturing and quality requirements are well within the core competencies of our combustion product activities. The flameholder adds to the products and services Woodward provides to support F-15 and F-16 fighter aircraft.

Meeting market demands with exceptional performance

Growth is directly tied to customer satisfaction. We know that through continuous improvements, we will retain our existing customers, attract new ones, and increase market share.

By emphasizing lean manufacturing principles and practicing Six Sigma methodologies, we have laid the foundation to consistently improve and aggressively manage costs. Within the confines of a data-driven Six Sigma environment, we view our business and our suppliers' businesses as a system of processes that must first be understood then controlled.

Our metrics demonstrate positive results: dramatic on-time delivery improvements, reduced quality defects from suppliers, significant productivity improvements, shortened lead times, and improvements in our quality.

Woodward is committed to providing a level of quality, delivery, cost, and responsiveness that is unsurpassed in our industries, and we are being recognized for achieving these goals. In fiscal year 2002, Woodward achieved

Platinumsm supplier status from American Airlines as a top performing supplier. Only 24 of their 3,000 suppliers have achieved this status.

Additionally, this year the U.S. Government honored Woodward with a quality and delivery performance award. Woodward supplies various products and services to the Department of Defense and other government agencies, including the repair and overhaul of fuel flow governors, main engine controls, and fuel injectors.

Meeting market demands through business development activities

Acquisitions, alliances, and partnerships remain vital strategies to help Woodward meet its growth objectives. We use these strategic business development activities to acquire key technologies and to enter new, growing markets.

After working together for a year with great success under a product sales agreement, Woodward acquired Leonhard-Reglerbau in fiscal year 2002. It is operating as Woodward's center for power management control systems. Now, we are positioned to pursue a much wider cross-section of the power management controls market. The integrated generator set controls, generator voltage regulators, and protective relay technologies are critical to the expansion of the distributed generation market.

In March 2002, Woodward acquired Nolff's Carburetion, Inc. and formed a joint venture with MotoTron Corporation, a subsidiary of Brunswick Corp. These transactions were key to accelerating Woodward's strategy to develop and provide integrated control systems for an almost $300 million mobile industrial equipment market. With this capability, Woodward is strongly positioned as a major supplier to small gas and diesel engine manufacturers and packagers for lift trucks, aerial lift platforms, aircraft cargo tractors, and other mobile equipment.

While focusing on market drivers, Woodward concentrates on developing strong relationships with its foundation OEM customers. This fiscal year, Woodward signed a long-term agreement with GE Aircraft Engines, its largest aerospace customer, for all non-combustion products we supply to them. The agreement was expanded to include fuel metering units on the GP7200 engine, which will power the newly developed Airbus A380. GEAE and Pratt & Whitney are jointly producing the engine for this superjumbo jet.

A key Woodward strategy is to align its technology plans with those of its customers. We are developing control and combustion system technologies to support the special reliability and performance requirements of the single engine F-35 Joint Strike Fighter (JSF) aircraft. The U.S. Navy, Air Force, and Marines, the United Kingdom Royal Air Force and Royal Navy, and U.S. allies will use the JSF, the next generation strike fighter.

Woodward will be the supplier of the augmentor spray bar manifold assembly, the fuel nozzle assemblies, and the pilot burner fuel nozzle for Pratt & Whitney's F135 engine for the JSF. Deliveries to support the engine development program are slated for 2003. Woodward will supply Rolls-Royce Corporation with fuel injectors for the GE/Rolls-Royce F136 engine, the alternate engine that will power the JSF.

Sustaining our growth

Expanding our focus from prime mover controls and governors to energy control technologies is the key to our increased market share. As we continue to develop closer relationships with our foundation customers earlier in the product development cycle, we can offer better, more cost-effective networked solutions that increase our content on engines and turbines.

Woodward will keep executing its strategies by offering systems solutions to aircraft and industrial engine, turbine and power equipment manufacturers. We will gain new technologies and expand into new markets through our development activities and through acquisitions, alliances, and partnerships. Also, we will continue to introduce upgrades and new services for our aftermarket customers. Most importantly, we will not relent in our vision to improve customer satisfaction levels in all aspects of our business.

Like a well-played game of chess, winning at business depends on successful plans. Strategies must be executed with great precision. Woodward will set itself apart from its competitors by developing and delivering integrated systems and components that meet our customers' demands and anticipate their future needs.

Contents

Management's Discussion and Analysis   18

Consolidated Financial Statements      28

Report of Independent Accountants      43

Selected Financial Data                44

Selected Quarterly Financial Data      46

Cautionary Statement                   46

Management's Responsibility for Financial Statements

Management is responsible for the accompanying financial statements and believes that the financial statements accurately and consistently present the financial position, results of operations, and cash flows of the company in accordance with accounting principles generally accepted in the United States.

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

PricewaterhouseCoopers LLP, the company's independent accountants, audit the company's financial statements in accordance with generally accepted auditing standards. Their report on these financial statements follows the notes to consolidated financial statements.

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

We use segment earnings internally to assess the performance of each segment and to make decisions on the allocation of resources. Total segment earnings do not reflect all expenses and gains of the company, and are before the cumulative effect of an accounting change. Nonsegment expenses and gains, including income taxes, and the accounting change are separately discussed and analyzed.

Among the effects of the accounting change is that goodwill is no longer amortized after September 30, 2001. Therefore, to provide the most meaningful comparison of earnings and income tax expense between periods, various earnings measures and income tax expense are analyzed and discussed on an adjusted basis. Any amount in this discussion and analysis labeled "adjusted" reflects the elimination of goodwill-related amortization and associated income taxes from amounts reported in the financial statements.

Industrial Controls

IN THOUSANDS FOR THE YEAR
ENDED SEPTEMBER 30,               2002          2001          2000
---------------------------------------------------------------------
External net sales             $  408,665    $  384,145    $  330,962
Adjusted segment earnings          33,294        59,601        42,983
=====================================================================

2002 Compared to 2001 and Outlook

External net sales of Industrial Controls increased 6% in 2002 over 2001. Businesses acquired in 2001 and 2002 accounted for about $24 million of the increase. Without these acquisitions, our external net sales in 2002 would have been about the same as in 2001.

- Virtually all of our OEM customers had lower shipment volumes in 2002 as compared to 2001. These decreases were most evident among customers shipping large gas turbines, particularly aeroderivative turbines, which are used in power generation. As a result, despite increases in market share across most of our product lines, sales of our core manufactured products decreased.

- Decreases in sales among our core manufactured products were largely offset by a series of shipments that included lower-profit purchased components. These shipments were completed substantially in our second and third quarters.

- Price changes from 2001 levels reduced sales in 2002 by approximately 1%. Changes in foreign currency exchange rates did not have a significant impact on sales.

In 2002, we acquired the capital stock of Leonhard-Reglerbau Dr.-Ing. Adolf Leonhard GmbH and certain net assets of Nolff's Carburetion, Inc. These acquisitions enhanced our capabilities using technologies that can be leveraged to existing systems, power equipment, and market applications. Leonhard-Reglerbau specializes in the design, manufacture, and sales of control, protection, and monitoring devices for power generation equipment. Nolff's Carburetion manufactures and sells natural gas and propane fuel systems for small industrial engines.

Industrial Controls' segment earnings, as adjusted to eliminate goodwill-related amortization, decreased 44% in 2002 from 2001. This earnings decrease was the result of reduced segment earnings margins, which more than offset the effect of higher sales.

- Changes in our sales mix reduced our average gross margins (which we measure as net sales less cost of goods sold as a percent of net sales) in 2002 as compared to 2001. Reduced sales of our core manufactured products, the series of shipments that included lower- profit purchased components, and the lower average margins from the businesses we acquired in 2002 and 2001 all contributed to this decline.

- Reductions in our workforce in 2002, resulting in total expense of $4.0 million, were made to align staffing levels with expected demand. These reductions occurred throughout the year, but slightly more than half of them occurred toward the end of the fourth quarter.

- Product development activities increased in 2002 over 2001. We continued to actively pursue opportunities to gain market share, often working in conjunction with our customers' own development programs.

- A charge of $3.0 million was recognized in the fourth quarter of 2002 to reduce the carrying value of certain manufacturing equipment to its estimated fair value. This equipment is no longer in service and is to be disposed of.

- Amortization expense, as adjusted to eliminate goodwill-related amortization from 2001, increased from $1.0 million to $2.2 million. This increase is directly related to the business acquisitions that were completed in 2001 and 2002. Among the assets acquired were intangible assets other than goodwill that are being amortized over periods ranging from five to eight years.

OUTLOOK: While it remains difficult to project the timing of economic recovery, we believe Industrial Controls' net sales will decrease in 2003 as compared to 2002, with growing volume in the second half of the year. Despite this decrease, we believe the actions we have taken to reduce our costs and increase productivity, along with a more favorable sales mix, should result in improved Industrial Controls segment earnings in 2003.

2001 Compared to 2000

External net sales of Industrial Controls increased 16% in 2001 over 2000. Increases in sales volumes more than offset the impact of the sale of our turbine control retrofit business and negative foreign currency translation effects.

- Strong demand for turbine and engine control products throughout the world, as well as new product introductions and market share gains, accounted for most of our volume increase. We benefited from continued strength in key end-markets, particularly power generation. Prices averaged about 1% higher.

- Businesses acquired in November 2000 and June 2001 accounted for approximately $9 million of our volume increase.

- The sale of our turbine control retrofit business four months prior to our fiscal year-end in 2000 reduced our sales by an undetermined amount. We believe this business had annual sales approaching $50 million.

- The strengthening of the dollar against most foreign currencies reduced our sales by 3%.

Several key actions in 2001 broadened the functionality and scope of our integrated energy control systems.

- We acquired the Bryce diesel fuel injection business of Delphi Automotive Systems, which extended and complemented our existing products for the important medium-speed diesel market.

- We acquired Hoeflich Controls, Inc. and entered into a licensing agreement with Adrenaline Research to add to our ignition systems technology for gas engines.

- We formed an alliance with Leonhard-Reglerbau for networked system solutions targeting distributed power and centrally generated power applications, ranging from a few kilowatts to 300 megawatts.

- We formed an alliance with Edward King AG of Switzerland, to design, develop, supply, and service integrated fuel skids for gas turbines.

Industrial Controls' segment earnings, as adjusted to eliminate goodwill-related amortization, increased 39% in 2001 from 2000. In 2000, expenses of approximately $4.2 million that we associate with the decision to sell our turbine control retrofit business reduced segment earnings. These expenses primarily involved the relocation of certain ongoing business activities. Without these expenses, our segment earnings would have been $47.2 million in 2000, and our increase in 2001 over 2000 would have been 26%. This earnings increase was the result of higher sales and improved segment earnings margins.

- Exclusive of the impact of the sale of our turbine control retrofit business, our selling, general, and administrative expenses are relatively independent of changes in sales volumes.

- The sale of our turbine control retrofit business four months prior to our fiscal year-end in 2000 impacted our segment earnings margin by an undetermined amount. While the retrofit business generated higher gross margins than our remaining business, it also incurred more selling, general, and administrative expenses as a percent of sales.

Aircraft Engine Systems

IN THOUSANDS FOR THE YEAR
ENDED SEPTEMBER 30,               2002          2001          2000
---------------------------------------------------------------------
External net sales             $  271,326    $  294,646    $  266,423
Adjusted segment earnings          57,226        56,172        40,662
=====================================================================

2002 Compared to 2001 and Outlook

External net sales of Aircraft Engine Systems decreased 8% in 2002 from 2001. The decrease in sales is attributed to the effects of reduced commercial airline traffic since September 2001 on both OEM and aftermarket sales, although demand for our aftermarket services has been better than we expected. Also, increased military sales have partially offset sales declines in our commercial markets. While most of our sales are to OEMs, we estimate that about 36% of our sales resulted from the aftermarket in 2002 compared to 39% in 2001. The impact of changes in selling prices and changes in foreign currency exchange rates was insignificant.

Aircraft Engine Systems' segment earnings, as adjusted to eliminate goodwill-related amortization, increased 2% in 2002 over 2001. This earnings increase was the result of improved segment earnings margins.

- Aggressive productivity enhancements and cost-control measures were initiated in our first quarter in response to decreased sales volumes, benefiting both cost of goods sold and selling, general, and administrative expenses.

- Reductions in our workforce in 2002, resulting in total expense of $4.0 million, were made to align staffing levels with expected demand. These reductions occurred predominantly in the first quarter.

- Expenses for accounts receivable collection losses decreased in 2002. In 2001, we recognized additional expense due to increased uncertainty about receivable collections following the September 2001 terrorist attacks. While we are continuing to maintain allowances for losses higher than we would have immediately preceding those events, our allowances at September 30, 2002, are below those of September 30, 2001.

OUTLOOK: With continued weakness in commercial markets due to reduced airline traffic, we believe Aircraft Engine Systems' net sales will remain at volumes that are relatively consistent with the second half of 2002, resulting in a full-year decrease in 2003 as compared to 2002. Proportionately, Aircraft Engine Systems' segment earnings are likely to decrease slightly more than sales due to a less favorable sales mix. However, we are continuing to pursue greater efficiencies and productivity improvements to minimize the impact on margins.

2001 Compared to 2000

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

Aircraft Engine Systems' segment earnings, as adjusted to eliminate goodwill-related amortization, increased 38% in 2001 over 2000. In 2000, segment earnings were impacted by expenses totaling $5.1 million associated with a workforce management program to align staffing levels with expected demand. Without these expenses, adjusted segment earnings would have been $45.8 million in 2000, and our increase in 2001 over 2000 would have been 23%. This earnings increase was the result of higher sales and improved segment earnings margins.

- Cost of goods sold was relatively high in the first half of 2000. Near the end of the second quarter, we implemented our workforce management program to align staffing levels with expected demand. Our cost of goods sold in 2001, as a percent of sales, was relatively close to the comparable percent in the last half of 2000.

- Selling, general, and administrative activities are relatively independent of changes in sales volumes and did not increase proportionally with sales.

- Partially offsetting the items above, in 2001, we recognized additional expense due to increased uncertainty about receivable collections following the September 2001 terrorist attacks, and we had higher losses on disposals of equipment. In 2000, we reduced certain acquisition-related accruals and recognized insurance proceeds that settled certain matters from previous years as a reduction in expense.

Nonsegment Expenses and Gain

IN THOUSANDS FOR THE YEAR
ENDED SEPTEMBER 30,             2002           2001           2000
----------------------------------------------------------------------
Interest expense             $    5,109     $    7,554     $   10,897
Interest income                    (635)          (967)          (770)
Corporate expenses               15,366         18,753         20,689
Gain on sale of business             --             --        (25,500)
======================================================================

2002 Compared to 2001

Interest expense decreased in 2002 from 2001 primarily because average interest rates were lower in 2002 as compared to 2001. Our average outstanding debt was also lower.

Corporate expenses decreased in 2002 from 2001 primarily because of reductions in variable compensation expense, due to a decline in overall financial performance of the company.

2001 Compared to 2000

Interest expense decreased in 2001 from 2000 primarily because we had lower levels of average outstanding debt in 2001 as compared to 2000. Average interest rates were also lower.

Corporate expenses were 3% of consolidated net sales in both 2001 and 2000.

The gain on the sale of business in 2000 relates to a sale on May 31, 2000, of certain assets associated with our turbine control retrofit business for cash, with the buyer assuming certain liabilities. The resulting gain was reported separately in the statements of consolidated earnings.

The net sales and earnings of the turbine control retrofit business were included as part of Industrial Controls and could not be separately identified. However, we believe annual sales of this business were approaching $50 million at the time of the sale.

Consolidated Earnings

IN THOUSANDS, EXCEPT PER SHARE
AMOUNTS, FOR THE YEAR
ENDED SEPTEMBER 30,                          2002           2001          2000
---------------------------------------------------------------------------------
Adjusted earnings before
  income taxes and cumulative
  effect of accounting change             $   70,680     $   90,433    $   78,329
Adjusted income taxes                         25,510         34,490        28,693
---------------------------------------------------------------------------------
Adjusted earnings before
  cumulative effect of
  accounting change                           45,170         55,943        49,636
Cumulative effect of
  accounting change,
  net of income taxes                         (2,489)            --            --
---------------------------------------------------------------------------------
Adjusted net earnings                     $   42,681     $   55,943    $   49,636
=================================================================================
Basic earnings per share amounts:
  Adjusted earnings before
   cumulative effect of
   accounting change                      $     3.99     $     4.94    $     4.41
  Adjusted net earnings                         3.77           4.94          4.41
=================================================================================
Diluted earnings per share amounts:
  Adjusted earnings before
   cumulative effect of
   accounting change                      $     3.90     $     4.84    $     4.39
  Adjusted net earnings                         3.69           4.84          4.39
=================================================================================

2002 Compared to 2001 and Outlook

Earnings before the cumulative effect of accounting change and net earnings, as adjusted to eliminate goodwill-related amortization and associated income taxes, decreased in 2002 from 2001. Income taxes were provided at an effective rate on adjusted earnings before income taxes of 36.1% in 2002 compared to 38.1% in 2001. The most significant reason for the lower rate in 2002 was related to a transfer of our interest in a joint venture, which allowed us to reduce valuation allowances provided on deferred tax assets associated with a capital loss carryback.

The cumulative effect of accounting change is related to our October 1, 2001, adoption of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets." We completed the transitional goodwill impairment reviews required by the new standard and determined that one of our Industrial Controls' reporting units had a goodwill carrying value that exceeded its estimated implied fair value. The cumulative effect of accounting change reflects the write-down of the goodwill, net of income taxes, to its implied fair value. In performing our impairment reviews, we estimated the fair value of the various reporting units using a present value method that discounted future cash flows as we expect marketplace participants would, and we further assessed the reasonableness of the estimates by using valuation methods based on market multiples.

OUTLOOK: We believe our sales volume will begin to recover from the relatively low level we experienced in our fourth quarter 2002, but we expect consolidated net sales for the full year will be lower in 2003 as compared to 2002. Benefits from actions taken in late 2002 to reduce costs, as well as continued productivity gains and an improved sales mix, should improve margins. As a result, we believe that consolidated earnings in 2003 will approximate earnings of 2002, as measured before the cumulative effect of the accounting change made in 2002.

2001 Compared to 2000

Earnings before the cumulative effect of accounting change and net earnings, as adjusted to eliminate goodwill-related amortization and associated income taxes, increased in 2001 over 2000. Income taxes were provided at an effective rate on adjusted earnings before income taxes of 38.1% in 2001 compared to 36.6% in 2000. The most significant reason for the lower rate in 2000 was related to the sale of our turbine control retrofit business, which allowed us to use capital loss carryforwards for which we previously provided valuation allowances. The spread between basic and diluted earnings per share increased in 2001 as compared to 2000, primarily because of increases in the price for our common stock during 2001.

Results for 2000 included a gain on sale of the turbine control retrofit business, net of tax, of $17.1 million or $1.52 per basic share and $1.51 per diluted share. Without this gain, adjusted net earnings would have been $32.6 million or $2.89 per basic share and $2.88 per diluted share for 2000. Our results in 2000 also included costs to streamline operations after the sale, costs associated with reductions in our workforce, and certain other costs not indicative of normal operations which totaled, net of tax, $6.7 million or $0.60 per basic share and $0.59 per diluted share.

Financial Condition

Our discussion and analysis of financial condition is presented by segment for assets. We also separately discuss and analyze other balance sheet measures and cash flows. Together, this discussion and analysis will help you assess our liquidity and capital resources, as well as understand changes in our financial condition.

Assets

IN THOUSANDS AT SEPTEMBER 30,       2002          2001          2000
-----------------------------------------------------------------------
Segment assets:
  Industrial Controls            $  286,302    $  283,072    $  214,935
  Aircraft Engine Systems           219,480       241,002       260,712
Nonsegment assets                    76,613        60,554        58,076
-----------------------------------------------------------------------
Total assets                     $  582,395    $  584,628    $  533,723
=======================================================================

2002 Compared to 2001

Industrial Controls' segment assets at September 30, 2002, were near last year's levels. Increases in goodwill and other intangibles, attributable to business acquisitions, were largely offset by reductions in accounts receivable. The reductions in accounts receivable were primarily related to changes in the level of sales activity immediately prior to the end of the year. Industrial Controls' sales were 11% lower in the fourth quarter 2002 than in the fourth quarter 2001.

Aircraft Engine Systems' segment assets at September 30, 2002, were 9% lower than a year earlier. Reductions in accounts receivable and inventories, both attributable to changes in the level of business activity, account for most of the decrease. Aircraft Engine Systems' sales were 16% lower in the fourth quarter 2002 than in the fourth quarter 2001.

Nonsegment assets at September 30, 2002, increased over the prior year primarily because of higher cash balances.

2001 Compared to 2000

Industrial Controls' segment assets at September 30, 2001, were 32% higher than a year earlier. Business acquisitions accounted for about half of the increase. The remaining increase resulted from changes in accounts receivable, inventories, and property, plant, and equipment associated with the level of business activity. Industrial Controls' sales were 23% higher in the fourth quarter 2001 than in the fourth quarter 2000 and we anticipated higher sales volumes in following quarters. Goodwill and other intangibles decreased by the amount of amortization for the year.

Aircraft Engine Systems' segment assets at September 30, 2001, were 8% lower than a year earlier. This decrease primarily resulted from negotiating accelerated pay agreements with several of our customers and better collection experience generally, reducing accounts receivable. Also affecting receivables, Aircraft Engine Systems' sales were 3% lower in the fourth quarter 2001 than in the fourth quarter 2000 and we increased our allowance for losses by $1.5 million following the terrorist attacks in September 2001. Other contributing factors to the decrease in segment assets are that goodwill and other intangibles decreased by the amount of amortization for the year and capital expenditures were below depreciation levels. Increases in inventories made in anticipation of first quarter 2002 sales partially offset these decreases.

Other Balance Sheet Measures

IN THOUSANDS AT SEPTEMBER 30,         2002          2001          2000
-------------------------------------------------------------------------
Working capital                    $  152,312    $  123,744    $  100,836
Long-term debt, less
  current portion                      78,192        77,000        74,500
Other liabilities                      52,928        51,042        50,142
Commitments and contingencies              --            --            --
Shareholders' equity                  354,901       318,862       275,624
=========================================================================

2002 Compared to 2001

Working capital (current assets less current liabilities) at September 30, 2002, increased over the prior year primarily as a result of financing activities that provided $75 million of new long-term debt in 2002, none of which is current. Principal of this new debt is payable in seven equal annual installments beginning in 2006. As a result, our cash and cash equivalents exceeded our current debt by $11.6 million at September 30, 2002, whereas last year our current debt exceeded our cash and cash equivalents by $17.5 million.

At September 30, 2002, required future principal payments of long-term debt and commitments under operating leases were as follows:

IN THOUSANDS FOR THE YEAR(S)                     2004/         2006/
ENDING SEPTEMBER 30,               2003          2005          2007       Thereafter
------------------------------------------------------------------------------------
Long-term debt                  $    2,000    $       --    $   21,428    $   53,572
Operating leases                     3,235         4,037         2,721         2,348
====================================================================================

We currently have a revolving line of credit facility with a syndicate of U.S. banks totaling $150 million that expires on June 15, 2003. In addition, we have other lines of credit facilities, which totaled $56.4 million at September 30, 2002, that are generally reviewed annually for renewal.

Provisions of debt agreements include covenants customary to such agreements that require us to maintain specified minimum or maximum financial measures and place limitations on various investing and financing activities. The agreements also permit the lenders to accelerate repayment requirements in the event of a material adverse event. Our most restrictive covenants require us to maintain a minimum consolidated net worth and a maximum consolidated debt to consolidated operating cash flow, as defined in the agreements. At September 30, 2002, we had the ability to pay dividends and purchase the company's common stock up to $109.2 million.

We are currently involved in matters of litigation arising from the normal course of business, including certain environmental and product liability matters. Further discussion of these matters is in Note Q in the notes to consolidated financial statements.

Shareholders' equity increased 11%, resulting primarily from 2002 net earnings in excess of cash dividend payments.

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

Cash Flows

IN THOUSANDS FOR THE YEAR
ENDED SEPTEMBER 30,                    2002           2001           2000
-----------------------------------------------------------------------------
Net cash provided by
  operating activities              $   91,394     $   87,293     $   55,717
Net cash provided by (used in)
  investing activities                 (48,211)       (61,699)        15,736
Net cash used in
  financing activities                 (24,514)       (23,521)       (71,299)
=============================================================================

2002 Compared to 2001 and Outlook

Net cash flows provided by operations increased by 5% in 2002 over 2001. This improvement is predominantly due to relative changes in cash flows associated with accounts receivable and inventories, which more than offset relative changes in cash flows associated with income tax payments and other accruals. While net earnings for 2002 were lower than 2001, the 2002 measure included additional non-cash charges for the cumulative effect of an accounting change and an equipment impairment loss, reducing the cash flow impact of the decline.

Net cash flows used for investing activities decreased by $13.5 million in 2002 as compared to 2001. This change primarily resulted from business acquisition and divestiture activities of Industrial Controls. We made payments associated with Industrial Controls' acquisitions and divestitures totaling $25.8 million in 2002 compared to $35.2 million in 2001. We also reduced Aircraft Engine Systems' capital expenditures by $2.7 million.

Net cash flows used in financing activities were approximately the same in 2002 as in 2001. As previously indicated, we received proceeds from long-term debt totaling $75 million in 2002, which we principally used to repay debt that was due in 2002 and 2003. Under the terms of the new senior notes, the new debt is payable in seven equal annual installments beginning in 2006.

OUTLOOK: Future cash flows from operations and available revolving lines of credit are expected to be adequate to meet our cash requirements over the next twelve months. Our financing activities in 2002 have enhanced our liquidity for several years by delaying principal payment requirements for $60 million of debt from the 2002-2003 timeframe to the 2006-2012 timeframe, and by adding an additional $15 million of debt to the extended timeframe. We also expect to replace the current $150 million revolving line of credit facility, none of which was outstanding at September 30, 2002, with a new facility prior to its expiration on June 15, 2003. Despite these factors, it is possible business acquisitions could be made in the future that would require amendments to existing debt agreements and the need to obtain additional financing.

2001 Compared to 2000

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

Net cash flows for investing activities changed by $77.4 million in 2001 as compared to 2000. This change resulted from Industrial Controls' business acquisition and divestiture activities. In 2001, we made payments associated with two acquisitions totaling $31.2 million and made payments associated with the prior year's sale of our turbine control retrofit business of $4.0 million. In 2000, we received proceeds from the sale of our retrofit business of $41.7 million.

Net cash flows used in financing activities decreased by $47.8 million in 2001 from 2000. This decrease is primarily associated with lower levels of debt reductions due to two business acquisitions, despite higher levels of operating cash flows. In 2000, we also used proceeds received from the sale of the turbine control retrofit business to reduce debt.

Other Matters

Critical Accounting Policies

We consider the accounting policies used in preparing our financial statements to be critical accounting policies when they are both important to the portrayal of our financial condition and results of operation, and require us to make difficult, subjective, or complex judgments. Critical accounting policies normally result from the need to make estimates about the effect of matters that are inherently uncertain. Our most critical accounting policies are related to our accounting for goodwill, other long-lived assets, deferred tax asset valuation allowances, and retirement healthcare benefits.

We test goodwill for impairment on an annual basis and more often if circumstances require. Estimates and assumptions, the most important of which are used to estimate the fair value of reporting units within the company, impact our test results. To estimate the fair value of reporting units, we estimate future cash flows, discount rates, and transaction multiples that we believe a marketplace participant would use in an arm's length transaction.

We test other long-lived assets, including property, plant, and equipment and other intangibles, for recoverability whenever events or changes in circumstances indicate that the carrying values may not be recoverable. The carrying value of a long-lived asset is reduced to its fair value whenever estimates of future cash flows are insufficient to indicate the carrying value is recoverable. To account for long-lived assets, we form judgments as to whether recoverability should be assessed, we estimate future cash flows, and we estimate fair value. Fair value estimates are most often based on estimated future cash flows and assumed discount rates.

We establish valuation allowances to reflect the estimated amount of deferred tax assets that might not be realized. Our current valuation allowances are generally for deferred tax assets associated with state and foreign net operating loss carryforward limitations. We consider both positive and negative evidence in forming our judgment as to whether a valuation allowance is appropriate.

We recognize the cost of retirement healthcare benefits over employee service periods using an actuarial-based attribution approach. To determine our net periodic benefit cost and net accrued benefit, we form judgments about the best estimate for each assumption used in the actuarial computation. The two most important assumptions that impact the computation are the healthcare cost trend rate and the discount rate.

Our judgments, estimates, and assumptions for goodwill, other long-lived assets, deferred tax asset valuation allowances, and retirement healthcare benefits are impacted by conditions that change over time. As a result, in the future we could incur impairment charges, changes to our deferred tax asset valuation allowances, or changes in our retirement healthcare benefit costs and accruals that are material to our financial condition and results of operations.

Market Risks

Our long-term debt and interest rate swap agreements are sensitive to changes in interest rates. We monitor trends in interest rates as a basis for determining whether to enter into fixed rate or variable rate debt agreements, the duration of such agreements, and whether to use hedging strategies. Our primary objective is to minimize our long-term costs of borrowing. At September 30, 2002, all long-term debt was denominated in United States dollars and consisted of fixed rate agreements. However, to effectively offset our exposure to changes in the fair value of a portion of our long-term debt, we have entered into interest rate swap agreements. Under these agreements, we are swapping fixed rate interest payments for interest payments at rates that vary with LIBOR. As measured at September 30, 2002, a hypothetical 1% immediate increase in interest rates would adversely affect our 2003 net earnings and cash flows by approximately $0.3 million and reduce the combined fair value of our long-term debt and interest rate swap agreements by approximately $4.2 million. Last year, a hypothetical 1% immediate increase in interest rates would have adversely affected our 2002 net earnings and cash flows by approximately $0.4 million and reduced the fair value of our long-term debt by approximately $0.5 million.

Assets, liabilities, and commitments that are to be settled in cash and are denominated in foreign currencies for transaction purposes are sensitive to changes in currency exchange rates. We monitor trends in foreign currency exchange rates and our exposure to changes in those rates as a basis for determining whether to use hedging strategies. Our primary exposures are to the European Monetary Union euro and the Japanese yen. We do not have any derivative instruments associated with foreign currency exchange rates. A hypothetical 10% immediate increase in the value of the United States dollar relative to all other currencies, when applied to September 30, 2002, balances, would adversely affect our expected 2003 net earnings and cash flows by approximately $1.1 million. Last year, a hypothetical 10% immediate increase in the value of the United States dollar relative to all other currencies would have adversely affected our expected 2002 net earnings and cash flows by $1.9 million.

Recent Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141, "Business Combinations" and No. 142, "Goodwill and Other Intangible Assets." Statement No. 141 primarily impacts accounting for acquisitions initiated or completed after June 30, 2001. However, Statement No. 141 also contains transition provisions that may result in the reclassification of carrying values among existing goodwill and other intangibles. We began applying the provisions of Statement No. 142 and the transition provisions of Statement No. 141 on October 1, 2001. Had we not elected early adoption of these standards at that date, we would have been required to adopt these standards on October 1, 2002. Adoption of these new accounting standards had the following effects on our consolidated financial statements:

- We recognized an increase in goodwill and a decrease in other intangibles of $4.4 million on October 1, 2001. This reclassification resulted from the transition provisions of Statement No. 141, which, among its other provisions, prohibited the recognition of an assembled workforce as an intangible asset apart from goodwill.

- Based on goodwill existing at October 1, 2001, amortization expense decreased by $4.9 million in 2002, which increased net earnings in 2002 by approximately $3.1 million. Upon adoption, Statement No. 142 prohibits amortization of goodwill.

- We recognized a cumulative effect of an accounting change, which reduced 2002 net earnings by $2.5 million. This item resulted from a goodwill impairment charge, net of income taxes, for an Industrial Controls reporting unit.

- Disclosures are made in the consolidated financial statements that adjust certain amounts reported in prior periods to eliminate goodwill-related amortization and associated income taxes. Had the new accounting standards for goodwill and other intangibles been adopted at the beginning of 2000, net earnings would have been $2.9 million higher in 2001 and $2.7 million higher in 2000.

In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which established a single accounting model to be used to account for the impairment of long-lived assets to be disposed of by sale and which broadened the presentation of discontinued operations to include more disposal transactions. The standard also resolved various implementation issues related to Statement No. 121, which it superseded. We began applying the provisions of Statement No. 144 in 2002, and it had no impact on our financial statements. Had we not elected early adoption, we would have been required to adopt the standard at the beginning of 2003.

In June 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal

Activities." Under this new standard, a liability for a cost associated with an exit or disposal activity is to be recognized at its fair value when the liability is incurred. We began applying the provisions of Statement No. 146 in 2002, and it had no material impact on our financial statements. Had we not elected early adoption, we would have been required to adopt the standard for exit or disposal activities initiated after December 31, 2002.

Statements of Consolidated Earnings
Woodward Governor Company and Subsidiaries

                                                                           Year Ended September 30,
----------------------------------------------------------------------------------------------------------
(In thousands except per share amounts)                               2002           2001           2000
----------------------------------------------------------------------------------------------------------
Net sales                                                          $  679,991     $  678,791     $  597,385
-----------------------------------------------------------------------------------------------------------
Costs and expenses:
     Cost of goods sold                                               539,130        511,027        453,538
     Selling, general, and administrative expenses                     58,765         67,437         77,463
     Amortization of intangible assets                                  3,748          7,055          6,418
     Interest expense                                                   5,109          7,554         10,897
     Interest income                                                     (635)          (967)          (770)
     Other expense--net                                                 3,194            730          1,247
Gain on sale of business                                                   --             --        (25,500)
-----------------------------------------------------------------------------------------------------------
      Total costs and expenses, net of gain                           609,311        592,836        523,293
-----------------------------------------------------------------------------------------------------------

Earnings before income taxes and
     cumulative effect of accounting change                            70,680         85,955         74,092
Income taxes                                                           25,510         32,887         27,116
-----------------------------------------------------------------------------------------------------------
Earnings before cumulative effect of accounting change                 45,170         53,068         46,976
Cumulative effect of accounting change, net of income taxes            (2,489)            --             --
-----------------------------------------------------------------------------------------------------------
Net earnings                                                       $   42,681     $   53,068     $   46,976
===========================================================================================================
Reconciliation of reported to adjusted earnings:

Reported earnings before cumulative effect of accounting change    $   45,170     $   53,068     $   46,976
Goodwill-related amortization, net of income taxes                         --          2,875          2,660
-----------------------------------------------------------------------------------------------------------
Adjusted earnings before cumulative effect of accounting change    $   45,170     $   55,943     $   49,636
===========================================================================================================
Reported net earnings                                              $   42,681     $   53,068     $   46,976
Goodwill-related amortization, net of income taxes                         --          2,875          2,660
-----------------------------------------------------------------------------------------------------------
Adjusted net earnings                                              $   42,681     $   55,943     $   49,636
===========================================================================================================
                                                                           Year Ended September 30,
-----------------------------------------------------------------------------------------------------------
(In thousands except per share amounts)                               2002           2001           2000
-----------------------------------------------------------------------------------------------------------
BASIC PER SHARE AMOUNTS:
Reported earnings before cumulative effect of accounting change    $     3.99     $     4.69     $     4.17

Goodwill-related amortization, net of income taxes                         --            .25            .24
-----------------------------------------------------------------------------------------------------------
Adjusted earnings before cumulative effect of accounting change    $     3.99     $     4.94     $     4.41
===========================================================================================================
Reported earnings before cumulative effect of accounting change    $     3.99     $     4.69     $     4.17
Cumulative effect of accounting change, net of income taxes              (.22)            --             --
-----------------------------------------------------------------------------------------------------------
Reported net earnings                                                    3.77           4.69           4.17
Goodwill-related amortization, net of income taxes                         --            .25            .24
-----------------------------------------------------------------------------------------------------------
Adjusted net earnings                                              $     3.77     $     4.94     $     4.41
===========================================================================================================
DILUTED PER SHARE AMOUNTS:

Reported earnings before cumulative effect of accounting change    $     3.90     $     4.59     $     4.15
Goodwill-related amortization, net of income taxes                         --            .25            .24
-----------------------------------------------------------------------------------------------------------
Adjusted earnings before cumulative effect of accounting change    $     3.90     $     4.84     $     4.39
===========================================================================================================

Reported earnings before cumulative effect of accounting change    $     3.90     $     4.59     $     4.15
Cumulative effect of accounting change, net of income taxes              (.21)            --             --
-----------------------------------------------------------------------------------------------------------
Reported net earnings                                                    3.69           4.59           4.15
Goodwill-related amortization, net of income taxes                         --            .25            .24
-----------------------------------------------------------------------------------------------------------
Adjusted net earnings                                              $     3.69     $     4.84     $     4.39
===========================================================================================================
Weighted-average number of basic shares outstanding                    11,325         11,318         11,263
Weighted-average number of diluted shares outstanding                  11,577         11,561         11,318

See accompanying Notes to Consolidated Financial Statements.

Consolidated Balance Sheets
Woodward Governor Company and Subsidiaries

                                                                        At September 30,
---------------------------------------------------------------------------------------------
(In thousands except per share amounts)                                2002           2001
---------------------------------------------------------------------------------------------
Assets
    Current assets:
        Cash and cash equivalents                                   $   29,828     $   10,542
        Accounts receivable, less allowance for losses
             of $2,717 for 2002 and $4,720 for 2001                     76,406        102,008
        Inventories                                                    127,112        131,160
        Deferred income taxes                                           15,340         17,758
---------------------------------------------------------------------------------------------
             Total current assets                                      248,686        261,468
---------------------------------------------------------------------------------------------

    Property, plant, and equipment, at cost:
        Land                                                             8,046          7,966
        Buildings and improvements                                     136,771        131,761
        Machinery and equipment                                        242,487        242,266
        Construction in progress                                         3,312          4,762
---------------------------------------------------------------------------------------------
                                                                       390,616        386,755
        Less accumulated depreciation                                  266,994        256,179
---------------------------------------------------------------------------------------------
    Property, plant, and equipment--net                                123,622        130,576
    Goodwill                                                           115,265         95,704
    Other intangibles--net                                              66,762         69,131
    Other assets                                                        10,175         11,571
    Deferred income taxes                                               17,885         16,178
---------------------------------------------------------------------------------------------
TOTAL ASSETS                                                        $  582,395     $  584,628
=============================================================================================

Liabilities and shareholders' equity

    Current liabilities:
        Short-term borrowings                                       $   16,185     $    5,561
        Current portion of long-term debt                                2,000         22,500
        Accounts payable and accrued expenses                           74,995         91,180
        Income taxes payable                                             3,194         18,483
---------------------------------------------------------------------------------------------
             Total current liabilities                                  96,374        137,724
---------------------------------------------------------------------------------------------
    Long-term debt, less current portion                                78,192         77,000
    Other liabilities                                                   52,928         51,042
    Commitments and contingencies                                           --             --
---------------------------------------------------------------------------------------------
    Shareholders' equity represented by:
        Preferred stock, par value $.003 per share, authorized
             10,000 shares, no shares issued                                --             --
        Common stock, par value $.00875 per share, authorized
             50,000 shares, issued 12,160 shares                           106            106
        Additional paid-in capital                                      13,542         13,440
        Unearned ESOP compensation                                      (1,418)        (3,297)

        Accumulated other comprehensive earnings                         2,823          1,046
        Retained earnings                                              359,556        327,276
---------------------------------------------------------------------------------------------
                                                                       374,609        338,571
        Less treasury stock, at cost                                    19,708         19,709
---------------------------------------------------------------------------------------------
             Total shareholders' equity                                354,901        318,862
---------------------------------------------------------------------------------------------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                          $  582,395     $  584,628
=============================================================================================

See accompanying Notes to Consolidated Financial Statements.

Statements of Consolidated Shareholders' Equity
Woodward Governor Company and Subsidiaries

                                                                             Additional        Unearned       Accumulated Other
                                                                 Common       Paid-in            ESOP            Comprehensive
(In thousands except per share amounts)                           Stock       Capital        Compensation          Earnings
--------------------------------------------------------------------------------------------------------------------------------
Balance at September 30, 1999                                    $   106      $ 13,300         $ (7,450)            $    9,351
  Net earnings                                                        --            --               --                     --
  Other comprehensive earnings--
   Foreign currency translation adjustments                           --            --               --                 (6,306)
------------------------------------------------------------------------------------------------------------------------------
  Total comprehensive earnings
  Purchases of treasury stock                                         --            --               --                     --
  Sales of treasury stock                                             --           (12)              --                     --
  Issuance of stock to ESOP                                           --             7               --                     --
  ESOP compensation expense                                           --            --            2,142                     --
  Cash dividends--$.93 per common share                               --            --               --                     --
  Tax benefit applicable to ESOP dividend and stock options           --            --               --                     --
------------------------------------------------------------------------------------------------------------------------------
Balance at September 30, 2000                                        106        13,295           (5,308)                 3,045
  Net earnings                                                        --            --               --                     --
  Other comprehensive earnings:
   Foreign currency translation adjustments,
        net of reclassification to earnings                           --            --               --                   (625)
   Unrealized losses on derivatives                                   --            --               --                 (1,374)
------------------------------------------------------------------------------------------------------------------------------
  Total comprehensive earnings
  Sales of treasury stock                                             --           145               --                     --
  ESOP compensation expense                                           --            --            2,011                     --
  Cash dividends--$.93 per common share                               --            --               --                     --
  Tax benefit applicable to ESOP dividend and stock options           --            --               --                     --
------------------------------------------------------------------------------------------------------------------------------
Balance at September 30, 2001                                        106        13,440           (3,297)                 1,046
  Net earnings                                                        --            --               --                     --
  Other comprehensive earnings:
   Foreign currency translation adjustments                           --            --               --                  2,823
   Reclassification of unrealized losses on
        derivatives to earnings                                       --            --               --                    154
   Minimum pension liability adjustment                               --            --               --                 (1,200)
------------------------------------------------------------------------------------------------------------------------------
  Total comprehensive earnings
  Purchases of treasury stock                                         --            --               --                     --
  Sales of treasury stock                                             --           102               --                     --
  ESOP compensation expense                                           --            --            1,879                     --
  Cash dividends--$.93 per common share                               --            --               --                     --
  Cash dividend paid by subsidiary to minority shareholder            --            --               --                     --
  Tax benefit applicable to ESOP dividend and stock options           --            --               --                     --
------------------------------------------------------------------------------------------------------------------------------
Balance at September 30, 2002                                    $   106    $     13,542     $     (1,418)    $          2,823
==============================================================================================================================

                                                                  Retained                                  Total
(In thousands except per share amounts)                           Earnings       Shares        Amount       Amount
-------------------------------------------------------------------------------------------------------------------
Balance at September 30, 1999                                   $ 247,420           890     $ (20,735)    $ 241,992
  Net earnings                                                     46,976            --            --        46,976
  Other comprehensive earnings--
   Foreign currency translation adjustments                            --            --            --        (6,306)
-------------------------------------------------------------------------------------------------------------------
  Total comprehensive earnings                                                                               40,670
  Purchases of treasury stock                                          --            64        (1,762)       (1,762)
  Sales of treasury stock                                              --          (101)        2,423         2,411
  Issuance of stock to ESOP                                            --            (5)          129           136
  ESOP compensation expense                                            --            --            --         2,142
  Cash dividends--$.93 per common share                           (10,472)           --            --       (10,472)
  Tax benefit applicable to ESOP dividend and stock options           507            --            --           507
-------------------------------------------------------------------------------------------------------------------
Balance at September 30, 2000                                     284,431           848       (19,945)      275,624
  Net earnings                                                     53,068            --            --        53,068
  Other comprehensive earnings:
   Foreign currency translation adjustments,
        net of reclassification to earnings                            --            --            --          (625)
   Unrealized losses on derivatives                                    --            --            --        (1,374)
-------------------------------------------------------------------------------------------------------------------
  Total comprehensive earnings                                                                               51,069
  Sales of treasury stock                                              --           (10)          236           381
  ESOP compensation expense                                            --            --            --         2,011
  Cash dividends--$.93 per common share                           (10,526)           --            --       (10,526)
  Tax benefit applicable to ESOP dividend and stock options           303            --            --           303
-------------------------------------------------------------------------------------------------------------------
Balance at September 30, 2001                                     327,276           838       (19,709)      318,862
  Net earnings                                                     42,681            --            --        42,681
  Other comprehensive earnings:
   Foreign currency translation adjustments                            --            --            --         2,823
   Reclassification of unrealized losses on
        derivatives to earnings                                        --            --            --           154
   Minimum pension liability adjustment                                --            --            --        (1,200)
-------------------------------------------------------------------------------------------------------------------
  Total comprehensive earnings                                                                               44,458
  Purchases of treasury stock                                          --             4          (286)         (286)
  Sales of treasury stock                                              --           (10)          287           389
  ESOP compensation expense                                            --            --            --         1,879
  Cash dividends--$.93 per common share                            (10,533)           --            --      (10,533)
  Cash dividend paid by subsidiary to minority shareholder            (198)           --            --         (198)
  Tax benefit applicable to ESOP dividend and stock options            330            --            --          330

--------------------------------------------------------------------------------------------------------------------
Balance at September 30, 2002                                    $ 359,556           832     $ (19,708)   $ 354,901
====================================================================================================================

See accompanying Notes to Consolidated Financial Statements.

Statements of Consolidated Cash Flows
Woodward Governor Company and Subsidiaries

                                                                                     Year Ended September 30,
----------------------------------------------------------------------------------------------------------------------
(In thousands)                                                                   2002           2001           2000
----------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net earnings                                                                  $   42,681     $   53,068     $   46,976
----------------------------------------------------------------------------------------------------------------------

Adjustments to reconcile net earnings to net cash provided by operating activities:
Cumulative effect of accounting change, net of income taxes                        2,489             --             --
Depreciation and amortization                                                     32,088         32,732         30,419
Impairment loss on equipment                                                       3,000             --             --
Net loss on sale of property, plant, and equipment                                   354          1,445            411
ESOP compensation expense                                                          1,879          2,011          2,142
Deferred income taxes                                                              1,243          1,303             (9)
Unrealized losses on derivatives                                                      --         (1,374)            --
Reclassification of unrealized losses on derivatives to earnings                     154             --             --
Equity in loss of unconsolidated affiliate                                            --             --            271
Gain on sale of business                                                              --             --        (25,500)
Changes in operating assets and liabilities,
  net of business acquisitions and sale:
   Accounts receivable                                                            29,287          3,096         (3,997)
   Inventories                                                                     9,028        (25,126)        (3,746)
   Accounts payable and accrued expenses                                         (20,635)        12,219          3,994
   Income taxes payable                                                          (14,563)        10,271          4,305
   Other--net                                                                      4,389         (2,352)           451
----------------------------------------------------------------------------------------------------------------------
     Total adjustments                                                            48,713         34,225          8,741
----------------------------------------------------------------------------------------------------------------------

Net cash provided by operating activities                                         91,394         87,293         55,717
----------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES:
Payments for purchase of property, plant, and equipment                          (22,898)       (26,903)       (27,416)
Proceeds from sale of property, plant, and equipment                                 439            404          1,700
Proceeds from sale of business--net of direct costs                                   --             --         41,742
Payments associated with sale of business                                             --         (3,985)            --
Investment in unconsolidated affiliate                                                --             --           (290)
Business acquisitions, net of cash acquired                                      (25,752)       (31,215)            --
----------------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) investing activities                              (48,211)       (61,699)        15,736
----------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES:
Cash dividends paid                                                              (10,731)       (10,526)       (10,472)
Proceeds from sales of treasury stock                                                389            381          2,411
Purchases of treasury stock                                                         (286)            --         (1,762)
Net proceeds (payments) from borrowings under revolving lines                    (25,149)         9,124        (39,826)
Proceeds from long-term debt                                                      75,000             --             --
Payments of long-term debt                                                       (63,737)       (22,500)       (21,650)
----------------------------------------------------------------------------------------------------------------------
Net cash used in financing activities                                            (24,514)       (23,521)       (71,299)
----------------------------------------------------------------------------------------------------------------------

Effect of exchange rate changes on cash                                              617           (846)        (1,288)
----------------------------------------------------------------------------------------------------------------------

NET CHANGE IN CASH AND CASH EQUIVALENTS                                           19,286          1,227         (1,134)

Cash and cash equivalents, beginning of year                                      10,542          9,315         10,449
----------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of year                                        $   29,828     $   10,542     $    9,315
======================================================================================================================

SUPPLEMENTAL CASH FLOW INFORMATION:

Interest expense paid                                                         $    2,982     $    8,058     $   11,854
Income taxes paid                                                                 38,140         19,769         22,656

NONCASH INVESTING:
Liabilities assumed in business acquisitions (sale)--net                           5,040            501         (1,430)
======================================================================================================================

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

USE OF ESTIMATES: Financial statements prepared in conformity with accounting principles generally accepted in the United States require the use of estimates and assumptions that affect amounts reported. Actual results could differ materially from our estimates.

FOREIGN CURRENCY TRANSLATION: The assets and liabilities of substantially all subsidiaries outside the United States are translated at year-end rates of exchange, and earnings and cash flow statements are translated at weighted-average rates of exchange. Translation adjustments are accumulated with other comprehensive earnings as a separate component of shareholders' equity and are presented net of tax in the statements of consolidated shareholders' equity.

REVENUE RECOGNITION: We recognize sales when delivery of product has occurred or services have been rendered and there is persuasive evidence of a sales arrangement, selling prices are fixed or determinable, and collectibility from the customer is reasonably assured.

RESEARCH AND DEVELOPMENT COSTS: Expenditures related to new product development are charged to expense when incurred and totaled approximately $36,700 in 2002, $30,400 in 2001, and $29,100 in 2000.

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

PROPERTY, PLANT, AND EQUIPMENT: Property, plant, and equipment are recorded at cost and are depreciated over the estimated useful lives of the assets, ranging from 5 to 45 years for buildings and improvements and 3 to 15 years for machinery and equipment. Assets placed in service after September 30, 1998, are depreciated using the straight-line method and assets placed in service as of and prior to September 30, 1998, are depreciated principally using accelerated methods. Assets are tested for recoverability whenever events or circumstances occur that indicate the carrying value is not recoverable.

GOODWILL: Goodwill represents the excess of the cost of an acquired entity over the net amount assigned to assets acquired and liabilities assumed. Goodwill is tested for impairment on an annual basis and more often if circumstances require. Impairment losses are recognized whenever the implied fair value of goodwill is less than its carrying value. Prior to October 1, 2001, goodwill was amortized over periods of up to 30 years. Beginning October 1, 2001, goodwill is not amortized.

OTHER INTANGIBLES: Other intangibles are recognized apart from goodwill whenever an acquired intangible asset arises from contractual or other legal rights, or whenever it is capable of being separated or divided from the acquired entity and sold, transferred, licensed, rented, or exchanged, either individually or in combination with a related contract, asset, or liability. An intangible other than goodwill is amortized over its estimated useful life unless that life is determined to be indefinite. Currently, all of our intangibles have an estimated useful life and are being amortized. Impairment losses are recognized if the carrying amount of an intangible subject to amortization is not recoverable from expected future cash flows and its carrying amount exceeds its fair value.

DERIVATIVES: We recognize derivatives, which are used to hedge risks associated with interest rates, as assets or liabilities at fair value. These derivatives are designated as hedges of our exposure to changes in the fair value of long-term debt or as hedges of our exposure to variable cash flows of future interest payments. The gain or loss in the value of a derivative designated as a fair value hedge is recognized in earnings in the period of change together with an offsetting loss or gain on long-term debt. The effective portion of a gain or loss in the value of a derivative designated as a cash flow hedge is initially reported as a component of other comprehensive earnings and is subsequently reclassified into earnings when the future interest payments affect earnings. The ineffective portion of the gain or loss in the value of a derivative designated as a cash flow hedge is reported in earnings immediately.

RECLASSIFICATIONS: Certain reclassifications were made to the 2000 and 2001 financial statements to conform to the 2002 presentation.

CUMULATIVE EFFECT OF ACCOUNTING CHANGE: We adopted Statement No. 142, "Goodwill and Other Intangible Assets," and the transition provisions of Statement No. 141, "Business Combinations," on October 1, 2001. As a result of adopting these new standards, we completed the transitional goodwill impairment reviews required by the new standards and recognized an aftertax loss of $2,489 as a cumulative effect of an accounting change. In performing our impairment reviews, we estimated the fair values of the various reporting units using a present value method that discounted future cash flows as we expect marketplace participants would, and we further assessed the reasonableness of the estimates by using valuation methods based on market multiples. The resulting loss, which was related to an Industrial Controls' reporting unit, was incurred to reduce goodwill to its implied fair value.

Adoption of these new standards also resulted in the reclassification of $4,426 from other intangibles to goodwill on October 1, 2001. This amount was related to an assembled workforce. Based on goodwill that existed at September 30, 2001, these new standards reduced amortization expense in 2002 by approximately $4,900.

NEW ACCOUNTING STANDARDS: In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which established a single accounting model to be used to account for the impairment of long-lived assets to be disposed of by sale and which broadened the presentation of discontinued operations to include more disposal transactions. The standard also resolved various implementation issues related to Statement No. 121, which it superseded. We began applying the provisions of Statement No. 144 in 2002, and it had no impact on our financial statements. Had we not elected early adoption, we would have been required to adopt the standard at the beginning of 2003.

In June 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." Under this new standard, a liability for a cost associated with an exit or disposal activity is to be recognized at its fair value when the liability is incurred. We began applying the provisions of Statement No. 146 in 2002, and it had no material impact on our financial statements. Had we not elected early adoption, we would have been required to adopt the standard for exit or disposal activities initiated after December 31, 2002.

B. Business acquisitions and sale:

In January 2002, we acquired the capital stock of Leonhard-Reglerbau Dr.-Ing. Adolf Leonhard GmbH, and in March 2002, we acquired certain assets and assumed certain liabilities of Nolff's Carburetion, Inc. Leonhard-Reglerbau specializes in the design, manufacture, and sale of control, protection, and monitoring devices for power generation equipment. Nolff's manufactures and sells natural gas and propane fuel systems for small industrial engines. Our cost for these acquisitions totaled $25,313, of which $17,484 was recognized as goodwill, $1,000 was recognized as customer relationships, and $4,227 was recognized as other intangibles, all in the Industrial Controls segment. We are using weighted-average amortization periods of five years for customer relationships, six years for other intangibles, and six years in the aggregate. The amount of goodwill expected to be fully deductible for income tax purposes is $11,391. If we had completed the acquisitions on October 1, 2001, net sales and net earnings for 2002 would not have been materially different from amounts reported in the statements of consolidated earnings.

In November 2000, we acquired the stock of Hoeflich Controls, Inc., a manufacturer of ignition systems, and certain related assets, and in June 2001, we acquired certain assets and assumed certain liabilities of the Bryce diesel fuel injection business of Delphi Automotive Systems. These acquisitions, which cost a total of $31,844, were accounted for using the purchase method of accounting. In 2001, acquired goodwill was amortized based on an amortization period of 15 years. Beginning October 1, 2001, goodwill is no longer amortized. Under terms of the Hoeflich purchase agreement, we could be required to make an additional payment of up to $1,200 in fiscal year 2004, contingent upon attaining certain investment and sales volumes, as defined by the agreement. If we had completed the acquisitions on October 1, 1999, net sales and net earnings for 2001 and 2000 would not have been materially different from amounts reported in the statements of consolidated earnings.

At the time of our acquisition from Delphi, one of our directors was an executive vice president with Delphi Automotive Systems and served as president in a sector other than the one containing diesel fuel injection businesses.

C. Impairment loss on equipment:

In 2002, we reduced the carrying value of certain Industrial Controls manufacturing equipment to its estimated fair value. This equipment is no longer in service and is to be disposed of. The resulting loss, which totaled $3,000, was recognized as other expense in the statement of consolidated earnings. A present value technique involving multiple cash flow scenarios was used to estimate the fair value of the equipment.

D. Income taxes:

Income taxes consisted of the following:

YEAR ENDED SEPTEMBER 30,     2002         2001           2000
----------------------------------------------------------------
Current:
  Federal                 $   16,784   $   23,884     $   17,947
  State                        2,288        3,064          2,202
  Foreign                      5,125        6,603          5,456
Deferred                       1,313         (664)         1,511
----------------------------------------------------------------
                          $   25,510   $   32,887     $   27,116
================================================================

Deferred income taxes presented in the consolidated balance sheets are related to the following:

AT SEPTEMBER 30,                          2002           2001
----------------------------------------------------------------
Deferred tax assets:
  Postretirement and
   early retirement benefits           $   17,933     $   17,853
  Foreign net operating loss
   and state tax credits                   11,943          9,796
  Inventory                                 7,219          6,105
  Other                                    26,899         24,961
  Valuation allowance                     (12,033)       (10,936)
----------------------------------------------------------------
  Total deferred tax assets,
    net of valuation allowance             51,961         47,779
----------------------------------------------------------------

Deferred tax liabilities:
   Intangibles--net                       (11,401)        (8,084)
   Other                                   (7,335)        (5,759)
----------------------------------------------------------------
   Total deferred tax liabilities         (18,736)       (13,843)
----------------------------------------------------------------
Net deferred tax assets                $   33,225     $   33,936
================================================================

We have not provided for taxes on $11,595 of undistributed foreign earnings that we consider permanently reinvested. These earnings could become subject to income taxes if they are remitted as dividends, are loaned to the company, or if we sell our stock in the subsidiaries. However, we believe that foreign tax credits would largely offset any income tax that might otherwise be due.

We recorded a valuation allowance to reflect the estimated amount of deferred tax assets that may not be realized primarily due to foreign net operating loss carryforward limitations. Remaining deferred tax assets are expected to be realized through future earnings. The changes in the valuation allowance were as follows:

YEAR ENDED SEPTEMBER 30,                                 2002          2001
------------------------------------------------------------------------------
Beginning balance                                    $  (10,936)    $  (11,168)
Foreign net operating loss carryforward                  (2,137)            25
State net operating loss carryforward                       (10)           177
Capital loss carryback utilization                        1,050             30
------------------------------------------------------------------------------
Ending balance                                       $  (12,033)    $  (10,936)
==============================================================================

The reasons for the differences between our effective income tax rate and the United States statutory federal income tax rate were as follows:

PERCENT OF PRETAX EARNINGS,
YEAR ENDED SEPTEMBER 30,             2002           2001           2000
-----------------------------------------------------------------------
Statutory rate                       35.0           35.0           35.0
State income taxes, net
  of federal tax benefit              2.6            2.2            2.1
Foreign loss effect                   2.2            1.5            2.4
Foreign tax rate differences         (1.1)           0.1            0.1
Foreign sales benefits               (1.6)          (1.1)          (1.6)
Other items, net                      0.5            0.6            0.2
Capital loss utilization             (1.5)            --           (1.6)
-----------------------------------------------------------------------
Effective rate                       36.1           38.3           36.6
=======================================================================

E. Earnings per share:

YEAR ENDED SEPTEMBER 30,                     2002          2001          2000
--------------------------------------------------------------------------------
Earnings before cumulative
  effect of accounting
  change(A)                               $   45,170    $   53,068    $   46,976
--------------------------------------------------------------------------------
Determination of shares,
 in thousands:
  Weighted-average shares
   of common stock
   outstanding(B)                             11,325        11,318        11,263
  Assumed exercise of
   stock options                                 252           243            55
--------------------------------------------------------------------------------
  Weighted-average shares of
   common stock outstanding
   assuming dilution,
   in thousands(C)                            11,577        11,561        11,318
--------------------------------------------------------------------------------

Earnings before cumulative
   effect of accounting change:
Basic per share amount(A/B)               $     3.99    $     4.69    $     4.17
Diluted per share amount(A/C)                   3.90          4.59          4.15
================================================================================

The following stock options were outstanding during 2002, 2001, and 2000 but were not included in the computation of diluted earnings per share because the options' exercise prices were greater than the average market price of the common shares during the respective periods:

YEAR ENDED SEPTEMBER 30,                2002            2001            2000
-------------------------------------------------------------------------------
Options                                   12,543           4,884         203,429
Weighted-average exercise price     $      70.28    $      69.73    $      32.22
================================================================================

F. Inventories:

AT SEPTEMBER 30,      2002          2001
-------------------------------------------
Raw materials      $    5,499    $    4,638
Component parts        77,004        74,595
Work in process        27,095        33,472
Finished goods         17,514        18,455
-------------------------------------------
                   $  127,112    $  131,160
===========================================

G. Goodwill:

AT SEPTEMBER 30,                                      2002           2001
----------------------------------------------------------------------------
INDUSTRIAL CONTROLS:
  Beginning balance                                $   37,849     $   31,008
  Goodwill acquired                                    17,784          8,382
  Reclassification of assembled workforce                 159             --
  Cumulative effect of accounting change               (4,015)            --
  Foreign currency exchange rate changes                1,366            343
  Amortization expense                                     --         (1,884)
----------------------------------------------------------------------------
  Ending balance                                   $   53,143     $   37,849
============================================================================

AIRCRAFT ENGINE SYSTEMS:

  Beginning balance                                $   57,855     $   60,245
  Reclassification of assembled workforce               4,267             --
  Amortization expense                                     --         (2,390)
----------------------------------------------------------------------------
  Ending balance                                   $   62,122     $   57,855
============================================================================

CONSOLIDATED:

  Beginning balance                                $   95,704     $   91,253
  Goodwill acquired                                    17,784          8,382
  Reclassification of assembled workforce               4,426             --
  Cumulative effect of accounting change               (4,015)            --
  Foreign currency exchange rate changes                1,366            343
  Amortization expense                                     --         (4,274)
----------------------------------------------------------------------------
  Ending balance                                   $  115,265     $   95,704
============================================================================

Consolidated amortization expense associated with assembled workforce totaled $204 in 2001, consisting of $7 for Industrial Controls and $197 for Aircraft Engine Systems.

H. Other intangibles--net:

AT SEPTEMBER 30,                  2002           2001
--------------------------------------------------------
INDUSTRIAL CONTROLS:
  Customer relationships:
   Amount acquired             $   16,780     $   15,780
   Accumulated amortization        (2,379)        (1,753)
--------------------------------------------------------
                                   14,401         14,027
--------------------------------------------------------

  Other:
   Amount acquired                 20,487         16,444
   Accumulated amortization        (1,749)          (778)
--------------------------------------------------------
                                   18,738         15,666
--------------------------------------------------------
  Total                        $   33,139     $   29,693
========================================================
AIRCRAFT ENGINE SYSTEMS:
  Customer relationships:
   Amount acquired             $   28,547     $   28,547
   Accumulated amortization        (4,124)        (3,172)
--------------------------------------------------------
                                   24,423         25,375
--------------------------------------------------------

  Other:
   Amount acquired                 11,785         16,708
   Accumulated amortization        (2,585)        (2,645)
--------------------------------------------------------
                                    9,200         14,063
--------------------------------------------------------
  Total                        $   33,623     $   39,438
========================================================

CONSOLIDATED:
  Customer relationships:
   Amount acquired             $   45,327     $   44,327

   Accumulated amortization        (6,503)        (4,925)
--------------------------------------------------------
                                   38,824         39,402
--------------------------------------------------------

  Other:
   Amount acquired                 32,272         33,152
   Accumulated amortization        (4,334)        (3,423)
--------------------------------------------------------
                                   27,938         29,729
--------------------------------------------------------
   Total                       $   66,762     $   69,131
========================================================

Amortization expense associated with current intangibles is expected to be approximately $4,100 for each year 2003-2006 and approximately $3,900 in 2007.

I. Short-term borrowings:

Short-term borrowings reflect borrowings under certain bank lines of credit. The total amount available under these lines of credit, including outstanding borrowings, totaled $56,432 at September 30, 2002, and $43,483 at September 30, 2001. Interest on borrowings under the lines of credit is based on various short-term rates. Several of the lines require compensating balances or commitment fees. The lines, generally reviewed annually for renewal, are subject to the usual terms and conditions applied by the banks. The weighted-average interest rate for outstanding borrowings was 4.1% at September 30, 2002, 4.8% at September 30, 2001, and 6.5% at September 30, 2000.

J. Long-term debt:

AT SEPTEMBER 30,                               2002          2001
--------------------------------------------------------------------
Senior notes--6.39%                         $   75,000    $       --
ESOP debt guarantee--8.01%                       2,000         4,500
Term note                                           --        60,000
Revolving line of credit facility                   --        35,000
Fair value hedge adjustments:
  Interest rate swap agreements                  1,334            --
  Unrecognized discontinued hedge gains          1,858            --
--------------------------------------------------------------------
                                                80,192        99,500
Less current portion                             2,000        22,500
--------------------------------------------------------------------
                                            $   78,192    $   77,000
====================================================================

The senior notes, which are held by multiple institutions, are uncollateralized.

In June 1992, the company's Member Investment and Stock Ownership Plan (a qualified employee stock ownership plan) borrowed $25,000 for a term of eleven years and used the proceeds to buy 1,027,224 shares of common stock from the company. We guaranteed the payment of the loan and agreed to make future contributions to the plan sufficient to repay the loan. Accordingly, the original amount of the loan was recorded as long-term debt and unearned ESOP compensation. The consolidated balance sheets reflect the outstanding balance of the loan in long-term debt and the remaining unearned ESOP compensation as a component of shareholders' equity. Unearned ESOP compensation has been reduced using the shares allocated method for shares allocated to plan participants. The unallocated shares were 58,276 at September 30, 2002; 135,472 at September 30, 2001; and 218,076 at September 30, 2000.

Required future principal payments of the senior notes and ESOP debt guarantee at September 30, 2002, are $2,000 in 2003, $10,714 in 2006, $10,714 in 2007, and
$53,572 thereafter.

We have effectively offset our exposure to changes in the fair value of a portion of the senior notes by entering into interest rate swap agreements. Under these agreements, we are swapping interest payments related to a notional amount of $50,000 at a fixed rate of 6.39% for rates that vary with LIBOR. The timing of these payments corresponds directly with interest payments due under the senior notes and we have assessed the swaps as having no hedge ineffectiveness. As a result, the fair value of these swap agreements is shown as an adjustment of long-term debt.

We also discontinued certain interest rate swaps that were previously designated as fair value hedges of long-term debt. This action resulted in a gain that will be recognized as a reduction of interest expense over the term of the associated hedged debt using the interest rate method of amortization. The unrecognized portion of the gain is presented as an adjustment to long-term debt.

The revolving line of credit facility involves uncollateralized financing arrangements with a syndicate of U.S. banks. A maximum amount of $150,000 is available under the revolving line of credit facility, which expires June 15, 2003. Interest rates on borrowings under the line vary with LIBOR, the money market rate, or the prime rate. Similar financing arrangements were associated with the term note, which was repaid in 2002.

Provisions of the debt agreements include covenants customary to such agreements that require us to maintain specified minimum or maximum financial measures and place limitations on various investing and financing activities. The agreements also permit the lenders to accelerate repayment requirements in the event of a material adverse event. Our most restrictive covenants require us to maintain a minimum consolidated net worth and a maximum consolidated debt to consolidated operating cash flow ratio, as defined in the agreements. At September 30, 2002, we had the ability to pay dividends and purchase the company's common stock up to $109,220.

K. Accounts payable and accrued expenses:

AT SEPTEMBER 30,                         2002          2001
--------------------------------------------------------------
Accounts payable                      $   22,739    $   27,613
Salaries and other member benefits        19,846        31,872
Deferred compensation                      7,701         7,481
Taxes, other than on income                4,058         4,586
Other items--net                          20,651        19,628
--------------------------------------------------------------
                                      $   74,995    $   91,180
==============================================================

Included in salaries and other member benefits are accrued termination benefits for 36 members totaling $1,389 at September 30, 2002. Termination benefits were provided in connection with workforce management programs to better align our workforce with expected demand. Expenses for these termination benefits totaled $8,045 in 2002, of which Industrial Controls incurred $4,032 for 233 members and Aircraft Engine Systems incurred $4,013 for 202 members. Both cost of goods sold and selling, general, and administrative expense were affected. We paid $6,656 of these expenses in 2002, and the remaining accrual is expected to be paid predominantly in the first quarter of 2003.

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

L. Retirement benefits:

We provide various benefits to eligible members of our company, including contributions to various defined contribution plans, pension benefits associated with defined benefit plans, and retirement healthcare benefits. The amount of expense associated with defined contribution plans totaled $11,927 in 2002, $11,239 in 2001, and $11,062 in 2000. Information regarding our retirement pension benefits and retirement healthcare benefits are provided in the tables that follow.

Among the changes in the retirement pension benefit obligation and plan assets are increases due to a business acquisition that occurred in 2001. In the table that follows, these increases are reflected in 2002, which is the year the amounts were determined. Plan amendments to retirement healthcare benefits in 2002 relate to changes in cost-sharing provisions.

For retirement healthcare benefits, we assumed net healthcare cost trend rates of 10.00% in 2003, decreasing gradually to 4.50% in 2008, and remaining at 4.50% thereafter. A 1.00% increase in assumed healthcare cost trend rates would have increased the total of the service and interest cost components by $1,137 and increased the benefit obligation at the end of the year by $9,862 in 2002. Likewise, a 1.00% decrease in the assumed rates would have decreased the total of service and interest cost components by $863 and decreased the benefit obligation by $8,522 in 2002.

                                                               Retirement Pension Benefits                    Retirement
                                                         United States            Other Countries         Healthcare Benefits
AT OR FOR THE YEAR ENDED SEPTEMBER 30,                 2002         2001         2002         2001         2002         2001
------------------------------------------------------------------------------------------------------------------------------
Changes in benefit obligation:
   Benefit obligation at beginning of year           $ 14,369     $ 12,907     $ 15,424     $ 16,386    $  49,996    $  39,631
   Service cost                                            --           --        1,301          698        1,208          894
   Interest cost                                        1,035          995        1,378          370        3,443        3,019
   Contribution by plan participants                       --           --          172           --        3,150        3,082
   Net actuarial losses (gains)                         2,117          724        2,990         (353)      17,458        9,931
   Foreign currency exchange rate changes                  --           --        1,323       (1,568)         117           --
   Benefits paid                                         (315)        (257)      (2,371)        (109)      (7,122)      (6,561)
   Plan amendments                                          9           --           --           --       (9,396)          --
   Business acquisition                                    --           --       14,971           --           --           --
   Curtailment loss                                        --           --          357           --           --           --
   Settlement gains                                        --           --           --           --         (304)          --
------------------------------------------------------------------------------------------------------------------------------
Benefit obligation at end of year                      17,215       14,369       35,545       15,424       58,550       49,996
------------------------------------------------------------------------------------------------------------------------------

Changes in plan assets:
   Fair value of plan assets at beginning of year       9,839       11,488       12,372       16,114           --           --
   Actual return on plan assets                          (872)      (1,392)      (4,304)      (2,721)          --           --
   Foreign currency exchange rate changes                  --           --        1,305       (1,525)          --           --
   Contributions by the company                           400           --        1,339          613        3,972        3,479
   Contributions by plan participants                      --           --          172           --        3,150        3,082
   Benefits paid                                         (315)        (257)      (2,371)        (109)      (6,818)      (6,561)
   Business acquisition                                    --           --       14,971           --           --           --
   Settlements                                             --           --           --           --         (304)          --
------------------------------------------------------------------------------------------------------------------------------
Fair value of plan assets at end of year defined        9,052        9,839       23,484       12,372           --           --
------------------------------------------------------------------------------------------------------------------------------

Funded status                                          (8,163)      (4,530)     (12,061)      (3,052)     (58,550)     (49,996)
Unamortized prior service cost                              8           --          (92)        (103)          --           --
Unrecognized net losses                                 5,211        1,421       10,965        2,305       10,802        2,769
Unamortized transition obligation                          --           --          691          798           --           --
Accumulated other comprehensive income                 (1,088)          --         (848)          --           --           --
------------------------------------------------------------------------------------------------------------------------------
Net accrued benefit                                  $ (4,032)    $ (3,109)    $ (1,345)    $    (52)   $ (47,748)   $ (47,227)
==============================================================================================================================

                                                                             Retirement Pension Benefits
                                                                  United States                         Other Countries
YEAR ENDED SEPTEMBER 30,                                 2002         2001         2000         2002         2001         2000
--------------------------------------------------------------------------------------------------------------------------------
Components of net periodic benefit cost:
  Service cost                                          $    --      $    --      $    --      $ 1,301      $   698      $   781
  Interest cost                                           1,035          995          956        1,378          370          396
  Expected return on plan assets                           (801)        (943)        (893)      (1,318)        (363)        (337)
  Amortization of unrecognized transition obligation         --           --           --           85           89          100
  Recognized losses (gains)                                   1          (23)          --           --           --            9
  Recognized prior service costs                             --           --           --           (8)          (8)          (9)
  Settlement or curtailment losses (gains)                   --           --           --          357           --           --
--------------------------------------------------------------------------------------------------------------------------------
Net periodic benefit cost                               $   235      $    29      $    63      $ 1,795      $   786      $   940
================================================================================================================================

                                                                   Retirement
                                                               Healthcare Benefits
YEAR ENDED SEPTEMBER 30,                                 2002         2001         2000
-----------------------------------------------------------------------------------------
Components of net periodic benefit cost:
  Service cost                                          $ 1,208      $   894      $ 1,051
  Interest cost                                           3,443        3,019        2,758
  Expected return on plan assets                             --           --           --
  Amortization of unrecognized transition obligation         --           --           --
  Recognized losses (gains)                                  22          (69)        (142)
  Recognized prior service costs                             --           --           --
  Settlement or curtailment losses (gains)                 (304)          --         (964)
-----------------------------------------------------------------------------------------
Net periodic benefit cost                               $ 4,369      $ 3,844      $ 2,703
=========================================================================================

Increase in minimum pension liability adjustment
  included in other comprehensive earnings               $ 1,088      $    --      $    --      $   848      $    --       $   --
=================================================================================================================================
Applicable weighted-average assumptions:
  Discount rate                                             6.50%        7.25%        7.75%        4.29%        2.50%        2.50%
  Rate compensation                                         5.00%        5.00%        5.00%        5.98%        3.50%        3.50%
  Expected long-term rate of return on plan assets          8.25%        8.25%        8.25%        3.22%        2.50%        2.50%
=================================================================================================================================

Increase in minimum pension liability adjustment
  included in other comprehensive earnings               $    --      $    --      $    --
==========================================================================================
Applicable weighted-average assumptions:
  Discount rate                                             6.75%        7.25%        7.75%
  Rate compensation
  Expected long-term rate of return on plan assets
===========================================================================================

M. Stock option plan:

We have a stock option plan covering key management members and directors of the company. Options granted under the plan generally have a term of 10 years and vest evenly at the end of each year over four years from the date of grant. There were 2,100,000 shares of common stock authorized for issuance under the plan at September 30, 2002. We account for options in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and therefore we do not recognize compensation expense in association with options granted at or above the market price of our common stock at the date of grant. As required by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," the following table presents pro forma net earnings and per share information that has been prepared as if compensation for these options was recognized:

YEAR ENDED SEPTEMBER 30,         2002          2001          2000
--------------------------------------------------------------------
Net earnings                  $   41,771    $   52,420    $   46,850
Basic earnings per share            3.69          4.63          4.16
Diluted earnings per share          3.61          4.53          4.14
====================================================================

The determination of compensation expense for this pro forma information was based upon the estimated fair value of the options granted on the date of their grant. The weighted-average estimated fair value of options granted was $16.03 in 2002, $16.05 in 2001, and $6.82 in 2000. These estimates were determined using the Black-Scholes option pricing model and the following weighted-average assumptions by grant year:

YEAR ENDED SEPTEMBER 30,      2002       2001       2000
---------------------------------------------------------
Risk-free interest rate         4.5%       5.8%       6.9%
Expected life               7 years    7 years    7 years
Expected volatility            35.0%      30.0%      26.4%
Expected dividend yield         2.8%       1.7%       3.7%
=========================================================

Changes in outstanding stock options were as follows:

                                                Weighted-
                                                 Average
                                                 Exercise
                                    Number        Price
---------------------------------------------------------
Balance at September 30, 1999       641,415     $  25.33
  Options granted                   145,100        24.75
  Options exercised                (100,990)       23.38
  Options canceled                  (55,353)       30.46
--------------------------------------------------------
Balance at September 30, 2000       630,172        25.06
  Options granted                   162,979        44.08
  Options exercised                  (5,533)       28.68
  Options canceled                   (6,800)       29.77
--------------------------------------------------------
Balance at September 30, 2001       780,818        28.96
  Options granted                   178,500        49.42
  Options exercised                  (9,100)       29.50

  Options canceled                  (14,000)       43.38
--------------------------------------------------------
Balance at September 30, 2002       936,218     $  32.64
========================================================

Stock options outstanding at September 30, 2002, consisted of the following:

                                       Options Outstanding               Options Exercisable
                                    Weighted-     Weighted-                   Weighted-
    Exercise                         Average       Average                     Average
      Price                          Exercise      Remaining                    Exercise
      Range                Number      Price     Life In Years      Number       Price
--------------------------------------------------------------------------------------------
$ 16.625 - $ 24.750       446,600     $ 22.41         5.3          390,200         $  22.06
$ 30.594 - $ 41.813       304,139     $ 36.63         6.5          199,889         $  33.92
$ 49.000 - $ 73.700       185,479     $ 50.75         8.9           13,979         $  67.28
--------------------------------------------------------------------------------------------
                          936,218     $ 32.64         6.4          604,068         $  27.08
============================================================================================

There were 541,043 stock options exercisable at September 30, 2001, and 501,972 at September 30, 2000.

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

O. Accumulated other comprehensive earnings:

Accumulated other comprehensive earnings, which totaled $2,823 at September 30, 2002, and $1,046 at September 30, 2001, consisted of the following items:

AT OR FOR THE YEAR ENDED SEPTEMBER 30,                      2002           2001
----------------------------------------------------------------------------------
Accumulated foreign currency translation adjustments:
  Balance at beginning of year                           $    2,420     $    3,045
  Translation adjustments                                     4,553            358
  Reclassification adjustment for
   substantial liquidation of subsidiary                         --            500
  Taxes associated with translation
   adjustments                                               (1,730)        (1,483)
----------------------------------------------------------------------------------
  Balance at end of year                                 $    5,243     $    2,420
==================================================================================
Accumulated unrealized derivative losses:
  Balance at beginning of year                           $   (1,374)    $       --
  Unrealized losses on derivatives                               --         (2,217)
  Taxes associated with unrealized losses                        --            843
  Reclassification to interest expense                          248             --

  Taxes associated with interest reclassification            (94)            --
-------------------------------------------------------------------------------
  Balance at end of year                              $   (1,220)    $   (1,374)
===============================================================================
Accumulated minimum pension liability adjustments:
  Balance at beginning of year                        $       --     $       --
  Minimum pension liability adjustment                    (1,936)            --
  Taxes associated with minimum
   pension liability adjustments                             736             --
-------------------------------------------------------------------------------
  Balance at end of year                              $   (1,200)    $       --
===============================================================================

P. Leases:

We have entered into operating leases for certain facilities and equipment with terms in excess of one year. Future minimum rental payments required under these leases are: $3,235 in 2003, $2,242 in 2004, $1,795 in 2005, $1,489 in 2006,
$1,232 in 2007, and $2,348 thereafter. Rent expense for all operating leases totaled $4,507 in 2002, $4,430 in 2001, and $4,845 in 2000.

Q. Contingencies:

We are currently involved in matters of litigation arising from the normal course of business, including certain environmental and product liability matters. We have accruals of approximately $1,000 at September 30, 2002 and 2001, related to such matters. These accruals are based on our current estimate of the most likely amount of losses that we believe will be incurred. These amounts have been included in accounts payable and accrued expenses.

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

R. Financial instruments:

The estimated fair values of our financial instruments were as follows:

AT SEPTEMBER 30,                                2002           2001
----------------------------------------------------------------------
Cash and cash equivalents                    $   29,828     $   10,542
Interest rate swap agreements                     1,334             --
Short-term borrowings                           (16,185)        (5,561)
Long-term debt, including current portion       (83,897)       (99,637)
======================================================================

The fair value of cash and cash equivalents, short-term borrowings, and long-term debt at variable interest rates were assumed to be equal to their carrying amounts. Cash and cash equivalents have short-term maturities, short-term borrowings have short-term maturities and market interest rates, and long-term debt at variable interest rates is repriced frequently at market rates of interest. Interest rate swap agreements are carried at their fair value, which is estimated based on proprietary models used by financial institutions that rely on assumptions regarding past, present, and future market conditions. The fair value of long-term debt at fixed interest rates was estimated based on a model that discounted future principal and interest payments at interest rates available to the company at the end of the year for similar debt of the same maturity.

S. Segment information:

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

The accounting policies of the segments are the same as those described in Note
A. Intersegment sales and transfers are made at established intersegment selling prices generally intended to approximate selling prices to unrelated parties. Our determination of segment earnings does not reflect gain on sale of business and allocations of corporate expenses, and is before interest expense, interest income, income taxes, and the cumulative effect of accounting change. Segment assets consist of accounts receivable, inventories, property, plant, and equipment--net, goodwill, and other intangibles--net. Summarized financial information for our segments follows:

AT OR FOR THE
YEAR ENDED SEPTEMBER 30,              2002          2001          2000
-------------------------------------------------------------------------
INDUSTRIAL CONTROLS:
  External net sales               $  408,665    $  384,145    $  330,962
  Intersegment sales                      842           808           700
  Segment earnings                     33,294        57,710        41,258
  Goodwill-related amortization            --         1,891         1,725
-------------------------------------------------------------------------
  Adjusted segment earnings            33,294        59,601        42,983
-------------------------------------------------------------------------
  Segment assets                      286,302       283,072       214,935
  Depreciation and amortization        16,657        14,850        13,322
  Capital expenditures                 15,536        15,582        14,631
-------------------------------------------------------------------------
AIRCRAFT ENGINE SYSTEMS:
  External net sales               $  271,326    $  294,646    $  266,423
  Intersegment sales                    2,752         2,919         2,010
  Segment earnings                     57,226        53,585        38,150
  Goodwill-related amortization            --         2,587         2,512
-------------------------------------------------------------------------
  Adjusted segment earnings            57,226        56,172        40,662
-------------------------------------------------------------------------
  Segment assets                      219,480       241,002       260,712
  Depreciation and amortization        13,076        15,704        15,318
  Capital expenditures                  7,038         9,711        10,071
=========================================================================

The differences between the total of segment amounts and the consolidated financial statements were as follows:

YEAR ENDED SEPTEMBER 30,             2002           2001           2000
--------------------------------------------------------------------------
Total segment net sales
  and intersegment sales          $  683,585     $  682,518     $  600,095
Elimination of
  intersegment sales                  (3,594)        (3,727)        (2,710)
--------------------------------------------------------------------------
Consolidated net sales            $  679,991     $  678,791     $  597,385
==========================================================================
Total segment earnings            $   90,520     $  111,295     $   79,408
Unallocated corporate expenses       (15,366)       (18,753)       (20,689)
Gain on sale of business                  --             --         25,500
Interest expense and income           (4,474)        (6,587)       (10,127)
--------------------------------------------------------------------------
Consolidated earnings
  before income taxes and
  cumulative effect of
  accounting change               $   70,680     $   85,955     $   74,092
==========================================================================

AT SEPTEMBER 30,                        2002          2001          2000
---------------------------------------------------------------------------
Total segment assets                 $  505,782    $  524,074    $  475,647
Unallocated corporate property,
  plant, and equipment--net               3,385         4,505         5,072
Other unallocated assets                 73,228        56,049        53,004
---------------------------------------------------------------------------
Consolidated total assets            $  582,395    $  584,628    $  533,723
===========================================================================

Differences between total depreciation and amortization and capital expenditures of our segments and the corresponding consolidated amounts reported in the statements of consolidated cash flows are due to unallocated corporate amounts.

One customer accounted for more than 10% of consolidated net sales, impacting both the Industrial Controls and Aircraft Engine Systems segments totaling approximately $212,000 in 2002, $219,000 in 2001, and $147,000 in 2000.

External net sales by geographical area, as determined by the location of the customer invoiced, were as follows:

YEAR ENDED SEPTEMBER 30,      2002          2001          2000
-----------------------------------------------------------------
United States              $  403,864    $  429,020    $  372,773
Other countries               276,127       249,771       224,612
-----------------------------------------------------------------
                           $  679,991    $  678,791    $  597,385
=================================================================

Property, plant, and equipment--net by geographical area, as determined by the physical location of the assets, were as follows:

AT SEPTEMBER 30,              2002          2001
---------------------------------------------------
United States              $   97,137    $  105,945
Other countries                26,485        24,631
---------------------------------------------------
                           $  123,622    $  130,576
===================================================

REPORT OF INDEPENDENT ACCOUNTANTS

To Board of Directors and Shareholders
Woodward Governor Company

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, cash flows, and shareholders' equity present fairly, in all material respects, the financial position of Woodward Governor Company and its subsidiaries at September 30, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note A to the consolidated financial statements, effective October 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" (SFAS No. 142).


PricewaterhouseCoopers LLP
Chicago, Illinois
October 31, 2002

Selected Financial Data
(In thousands of dollars except per share amounts)

FOR THE YEAR ENDED SEPTEMBER 30,                                                2002         2001        2000        1999
-------------------------------------------------------------------------------------------------------------------------
Net sales                                                                    $  679,991  $  678,791  $  597,385   596,904
Earnings (loss) before cumulative effect of accounting change                    45,170      53,068      46,976*   30,829
Goodwill-related amortization, net of income taxes                                   --       2,875       2,660     2,770
-------------------------------------------------------------------------------------------------------------------------
Adjusted earnings (loss) before cumulative effect of accounting change           45,170      55,943      49,636    33,599
-------------------------------------------------------------------------------------------------------------------------

Basic per share amounts:
   Earnings (loss) before cumulative effect of accounting change                   3.99        4.69        4.17*     2.74
   Goodwill-related amortization, net of income taxes                                --        0.25        0.24      0.24
-------------------------------------------------------------------------------------------------------------------------
   Adjusted earnings (loss) before cumulative effect of accounting change          3.99        4.94        4.41      2.98
-------------------------------------------------------------------------------------------------------------------------
Diluted per share amounts:
   Earnings (loss) before cumulative effect of accounting change                   3.90        4.59        4.15*     2.73
   Goodwill-related amortization, net of income taxes                                --        0.25        0.24      0.25
-------------------------------------------------------------------------------------------------------------------------
   Adjusted earnings (loss) before cumulative effect of accounting change          3.90        4.84        4.39      2.98
-------------------------------------------------------------------------------------------------------------------------

Cash dividends per share                                                           0.93        0.93        0.93      0.93
Depreciation expense                                                             28,340      25,677      24,001    25,267
Amortization expense                                                              3,748       7,055       6,418     6,769
EBITDA**                                                                        107,242     125,274     114,638*   95,174
Capital expenditures                                                             22,898      26,903      27,416    22,789
Effective income tax rate                                                          36.1%       38.3%       36.6%     39.8%
Adjusted earnings (loss) as percent of sales                                        6.6%        8.2%        8.3%      5.6%
Adjusted earnings (loss) as percent of beginning shareholders' equity              14.2%       20.3%       20.5%     15.3
Weighted-average basic shares outstanding in thousands                           11,325      11,318      11,263    11,272
Weighted-average diluted shares outstanding in thousands                         11,577      11,561      11,318    11,292

AT SEPTEMBER 30,
-------------------------------------------------------------------------------------------------------------------------
Working capital                                                              $  152,312  $  123,744  $  100,836  $124,392
Total assets                                                                    582,395     584,628     533,723   550,664
Long-term debt, less current portion                                             78,192      77,000      74,500   139,000
Total debt                                                                       96,377     105,061     118,284   180,953
Shareholders' equity                                                            354,901     318,862     275,624   241,992
Shareholders' equity per diluted share                                            30.66       27.58       24.35     21.43
Percent of debt to debt-equity                                                     21.4%       24.8%       30.0%     42.8%
Worker members                                                                    3,337       3,709       3,302     3,791
Registered shareholder members                                                    1,592       1,652       1,742     1,866
=========================================================================================================================

FOR THE YEAR ENDED SEPTEMBER 30,                                                  1998       1997       1996
---------------------------------------------------------------------------------------------------------------
Net sales                                                                    $  490,476  $  442,216  $  417,290
Earnings (loss) before cumulative effect of accounting change                    21,592      18,140      22,178
Goodwill-related amortization, net of income taxes                                1,293         578         346
---------------------------------------------------------------------------------------------------------------
Adjusted earnings (loss) before cumulative effect of accounting change           22,885      18,718      22,524
---------------------------------------------------------------------------------------------------------------

Basic per share amounts:
   Earnings (loss) before cumulative effect of accounting change                   1.90        1.58        1.92
   Goodwill-related amortization, net of income taxes                              0.12        0.05        0.03
---------------------------------------------------------------------------------------------------------------
   Adjusted earnings (loss) before cumulative effect of accounting change          2.02        1.63        1.95
---------------------------------------------------------------------------------------------------------------
Diluted per share amounts:
   Earnings (loss) before cumulative effect of accounting change                   1.90        1.57        1.92
   Goodwill-related amortization, net of income taxes                              0.11        0.05        0.03
---------------------------------------------------------------------------------------------------------------
   Adjusted earnings (loss) before cumulative effect of accounting change          2.01        1.62        1.95
---------------------------------------------------------------------------------------------------------------

Cash dividends per share                                                           0.93        0.93        0.93
Depreciation expense                                                             23,715      21,854      22,786
Amortization expense                                                              2,927         983         608
EBITDA**                                                                         67,699      55,884      61,075
Capital expenditures                                                             20,862      21,152      21,163
Effective income tax rate                                                          40.5%       38.6%       37.0%
Adjusted earnings (loss) as percent of sales                                        4.7%        4.2%        5.4%
Adjusted earnings (loss) as percent of beginning shareholders' equity              10.9%        9.0%       11.4%
Weighted-average basic shares outstanding in thousands                           11,340      11,482      11,570
Weighted-average diluted shares outstanding in thousands                         11,379      11,525      11,570

AT SEPTEMBER 30,
---------------------------------------------------------------------------------------------------------------
Working capital                                                              $  119,506  $  124,827  $  121,103
Total assets                                                                    563,435     348,110     348,798
Long-term debt, less current portion                                            175,685      17,717      22,696
Total debt                                                                      213,645      30,604      42,868
Shareholders' equity                                                            220,102     210,614     207,995
Shareholders' equity per diluted share                                            19.34       18.27       18.01
Percent of debt to debt-equity                                                     49.3%       12.7%       17.1%
Worker members                                                                    3,994       3,246       3,211
Registered shareholder members                                                    1,907       1,994       2,029
===============================================================================================================


FOR THE YEAR ENDED SEPTEMBER 30,                                                  1995       1994           1993       1992
------------------------------------------------------------------------------------------------------------------------------
Net sales                                                                    $  379,376   $ 333,207     $  331,156  $  374,173
Earnings (loss) before cumulative effect of accounting change                    11,936      (3,273)        13,389      20,212
Goodwill-related amortization, net of income taxes                                  245         307            204         216
------------------------------------------------------------------------------------------------------------------------------
Adjusted earnings (loss) before cumulative effect of accounting change           12,181      (2,966)        13,593      20,428
------------------------------------------------------------------------------------------------------------------------------

Basic per share amounts:
   Earnings (loss) before cumulative effect of accounting change                   1.03       (0.28)         (0.28)       1.81
   Goodwill-related amortization, net of income taxes                              0.02        0.03           0.03        0.02
------------------------------------------------------------------------------------------------------------------------------
   Adjusted earnings (loss) before cumulative effect of accounting change          1.05       (0.25)         (0.25)       1.83
------------------------------------------------------------------------------------------------------------------------------
Diluted per share amounts:
   Earnings (loss) before cumulative effect of accounting change                   1.03       (0.28)          1.13        1.81
   Goodwill-related amortization, net of income taxes                              0.02        0.03           0.01        0.02
------------------------------------------------------------------------------------------------------------------------------
   Adjusted earnings (loss) before cumulative effect of accounting change          1.05       (0.25)          1.14        1.83
------------------------------------------------------------------------------------------------------------------------------

Cash dividends per share                                                           0.93        0.93            0.93       0.92
Depreciation expense                                                             23,334      26,114          24,837     22,241
Amortization expense                                                                452         500             419        392
EBITDA**                                                                         47,239      24,652          50,314     57,652
Capital expenditures                                                             18,988      16,515          18,335     52,684
Effective income tax rate                                                          40.9%       37.0%           42.0%      38.7%
Adjusted earnings (loss) as percent of sales                                        3.2%      (0.9)%            4.1%       5.5%
Adjusted earnings (loss) as percent of beginning shareholders' equity               6.3%      (1.4)%            6.2%       9.8%
Weighted-average basic shares outstanding in thousands                           11,623      11,765          11,889     11,179
Weighted-average diluted shares outstanding in thousands                         11,623      11,765          11,889     11,179

AT SEPTEMBER 30,
-------------------------------------------------------------------------------------------------------------------------------
Working capital                                                              $  116,364   $ 113,751      $  107,809  $  103,818
Total assets                                                                    349,599     323,318         332,461     331,653
Long-term debt, less current portion                                             27,796      32,665          36,246      40,135
Total debt                                                                       62,960      61,591          58,258      64,375
Shareholders' equity                                                            197,903     193,846         206,222     219,690
Shareholders' equity per diluted share                                            17.05       16.57           17.36       18.48
Percent of debt to debt-equity                                                     24.1%       24.1%           22.0%       22.7%
Worker members                                                                    3,071       3,439           3,264       3,632
Registered shareholder members                                                    2,179       2,256           2,301       2,301
===============================================================================================================================

* Earnings before cumulative effect of accounting change and EBITDA for 2000 include a gain from the sale of business of $25,500 before income taxes and $17,082 after income taxes, or $1.52 per basic share and $1.51 per diluted share.

** EBITDA represents earnings before interest (expense and income), income taxes, depreciation, and amortization, and before cumulative effect of accounting change. Although EBITDA is a common financial measure, it is not a measure that is reported in financial statements prepared in accordance with accounting principles generally accepted in the United States.

Selected Quarterly Financial Data
(Unaudited)

                                                             2002 FISCAL QUARTERS
(In thousands except per share data)       FIRST            SECOND           THIRD           FOURTH
-------------------------------------------------------------------------------------------------------
Net sales                              $     180,653    $     174,864    $     171,888    $     152,586
Gross profit*                                 39,285           38,570           38,246           24,760

Reported earnings before cumulative
  effect of accounting change                 13,719           13,623           14,611            3,217
Goodwill-related amortization,
  net of income taxes                             --               --               --               --
-------------------------------------------------------------------------------------------------------
Adjusted earnings before cumulative
  effect of accounting change          $      13,719    $      13,623    $      14,611    $       3,217
=======================================================================================================

BASIC PER SHARE AMOUNTS:

Reported earnings before cumulative
  effect of accounting change          $        1.21    $        1.20    $        1.29    $        0.28
Goodwill-related amortization,
  net of income taxes                             --               --               --               --
-------------------------------------------------------------------------------------------------------
Adjusted earnings before cumulative
  effect of accounting change          $        1.21    $        1.20    $        1.29    $        0.28
=======================================================================================================

DILUTED PER SHARE AMOUNTS:

Reported earnings before cumulative
  effect of accounting change          $        1.19    $        1.18    $        1.26    $        0.28
Goodwill-related amortization,
  net of income taxes                             --               --               --               --
-------------------------------------------------------------------------------------------------------
Adjusted earnings before cumulative
  effect of accounting change          $        1.19    $        1.18    $        1.26    $        0.28
=======================================================================================================

Cash dividends per share               $      0.2325    $      0.2325    $      0.2325    $      0.2325
Common stock price per share
  High                                         60.10            72.77            74.65            60.22
  Low                                          46.50            53.50            54.40            44.85
  Close                                        58.25            68.80            59.12            47.40
=======================================================================================================

                                                             2001 FISCAL QUARTERS
                                           FIRST           SECOND            THIRD            FOURTH
-------------------------------------------------------------------------------------------------------
Net sales                              $     150,730    $     170,176    $     182,508    $     175,377
Gross profit*                                 37,329           41,591           44,806           44,038

Reported earnings before cumulative
  effect of accounting change                 10,908           12,672           13,728           15,760
Goodwill-related amortization,
  net of income taxes                            681              694              698              802
-------------------------------------------------------------------------------------------------------
Adjusted earnings before cumulative
  effect of accounting change          $      11,589    $      13,366    $      14,426    $      16,562
=======================================================================================================

BASIC PER SHARE AMOUNTS:

Reported earnings before cumulative
  effect of accounting change          $        0.96    $        1.12    $        1.21    $        1.39
Goodwill-related amortization,
  net of income taxes                           0.06             0.06             0.06             0.07
-------------------------------------------------------------------------------------------------------
Adjusted earnings before cumulative
  effect of accounting change          $        1.02    $        1.18    $        1.27    $        1.46
=======================================================================================================

DILUTED PER SHARE AMOUNTS:

Reported earnings before cumulative
  effect of accounting change          $        0.95    $        1.10    $        1.18    $        1.36
Goodwill-related amortization,
  net of income taxes                           0.06             0.06             0.06             0.07
-------------------------------------------------------------------------------------------------------
Adjusted earnings before cumulative
  effect of accounting change          $        1.01    $        1.16    $        1.24    $        1.43
=======================================================================================================

Cash dividends per share               $      0.2325    $      0.2325    $      0.2325    $      0.2325
Common stock price per share
  High                                         49.00            57.73            91.00            86.85
  Low                                          35.75            40.00            49.00            42.06
  Close                                        44.75            51.38            84.35            48.45
=======================================================================================================

* Gross profit represents net sales less cost of goods sold as reported in our statements of consolidated earnings.

Cautionary Statement

This annual report contains forward-looking statements, including financial projections, our plans and objectives for future operations, expectations of future economic performance, and various other assumptions relating to the future. While such statements reflect our current expectations, all such statements involve risks and uncertainties. Actual results could differ materially from projections or any other forward-looking statement, and we have no obligation to update our forward-looking statements. Important factors that could cause results to differ materially from those projected or otherwise stated include the following: unanticipated global or regional economic developments, particularly in, but not limited to, Asia, Europe, and the United States; political risks, military actions, or trade embargoes affecting customers' markets, including the possibility of a war in Iraq; other changes in business cycles of particular industries served by our company, primarily OEMs of aircraft engines, both commercial and military, and industrial engines, turbines, and other power equipment, particularly in power generation, transportation, and process industries markets; fluctuations in currency exchange rates of U.S. and foreign countries, primarily those located in Europe and Asia; fluctuations in interest rates, primarily LIBOR, which affect the cost of borrowings; timing and acceptance of new products and product enhancements, including, but not limited to, products that integrate energy control technologies of recently-acquired companies; competitor actions that adversely impact our orders or pricing, including, but not limited to, aftermarket sales; reliability of customer forecasts of their sales volumes and purchase requirements; adverse changes in the business acquisition climate; effects of any business acquisitions or divestitures; changes in U.S. and other country laws and regulations involving acquisitions, the environment, and taxes; relative success of quality and productivity initiatives, such as the Six Sigma initiative and supplier designation levels with key customers; and unusual or extraordinary events or developments involving litigation or other potential liabilities.