Form 10-K, Exhibit 13
period 2003-09-30
WOODWARD GOVERNOR CO
filed 2003-12-10
CIK 108312

Exhibit 13

BUSINESS

DESCRIPTION

Woodward designs, manufactures, and services energy control systems and components for aircraft and industrial engines, turbines, and other power equipment. Leading OEMs (original equipment manufacturers) throughout the world use our products and services in the power generation, process industries, transportation, and aerospace markets.

CONTENTS

1	Financial Highlights
2	To Our Shareholders
Board of Directors
4	Maintaining Focus on Market Drivers
8	Financial Review
Officer and Investor Information

FINANCIAL HIGHLIGHTS

Fiscal year ended September 30,
(In thousands except per share amounts and other year-end data)	2003	2002	2001

Operating Results
Net sales	$586,682	$679,991	$678,791
Adjusted earnings before cumulative effect of accounting change*	12,346	45,170	55,943
Basic per share amount*	1.10	3.99	4.94
Diluted per share amount*	1.08	3.90	4.84
Cash dividends per share	.9525	.93	.93
Year-end Financial Position
Working capital	151,262	155,440	123,744
Total assets	615,999	582,395	584,628
Long-term debt, less current portion	89,970	78,192	77,000
Shareholders’ equity	360,804	354,901	318,862
Other Year-end Data
Shareholders’ equity per diluted share	31.68	30.66	27.58
Worker members	3,273	3,337	3,709
Registered shareholder members	1,576	1,592	1,652

*Adjusted earnings before cumulative effect of accounting change reflects the elimination of goodwill-related amortization and associated income taxes from amounts reported in the financial statements. A reconciliation of reported earnings to adjusted earnings is included as part of the statements of consolidated earnings. In the charts below, adjusted earnings for 2000 included a gain from the sale of business, net of tax, of $17,082 or $1.52 per basic share and $1.51 per diluted share.

TO OUR SHAREHOLDERS

Woodward’s fiscal year 2003 presented many challenges — from a slow global economy to declines in the markets in which we participate. Yet we maintained focus on our customers, gained share in our core markets, and preserved a strong balance sheet. As a result, we set the stage for a superior long-term return to shareholders.

Market conditions in fiscal year 2003 were more severe than we anticipated. We experienced sharp declines in diesel and gas engine products in addition to the more publicized declines in large industrial gas turbines and aerospace engines.

While we took corrective actions to align our operations with market conditions, the sudden reduction in sales volumes did not allow us to achieve our customary level of profitability. We initiated decisive actions this year to align our cost structure with reduced sales volumes. We expect these actions to save approximately $20 million, most of which will be realized throughout 2004.

Demand from our customers for energy control solutions to meet impending stringent emissions regulations required a continued high level of product development expenditures in fiscal year 2003. Our ability and willingness to work with customers in the early stages of product development enables Woodward to provide critical components and systems solutions for engine programs and secures opportunities for future growth.

Based on discussions with customers and our analysis of industry forecasts, we feel most of our markets will be at or near bottom by the first fiscal quarter of 2004. How soon and to what degree our markets return to more normal levels is hard to predict. As our markets normalize, we believe Woodward will emerge more competitive, with strengthened positions in our key niche markets. We should be able to leverage any increase in sales volume to respectable increases in profit margins.

Our Strategy

Reducing emissions, improving operating efficiencies, and lowering costs remain the dominant drivers in our markets and in allocating our research and development investment. We prove our commitment to customers every day by understanding their needs and investing in product development and technological innovation throughout industry cycles to address their requirements. This commitment helps win projects and has led to a pipeline of new products to drive future revenues.

One of our strategies is to integrate — or bundle — our energy control technologies into systems that optimize performance and reduce emissions for engine and turbine original equipment manufacturers (OEMs) around the world. Bundling enables us to provide our customers with complete solutions, reinforces our market share, and will generate healthy returns for Woodward.

Woodward’s bundling strategy is exemplified by this year’s introduction of our most comprehensive integrated fuel control system and our first aircraft ignition system for the Pratt & Whitney Canada PW615F engine. This engine will power the six-seat Cessna Citation Mustang business jet. The PW615F is the first of the promising PW600 series of engines and an important win for Woodward.

Quality, world-class products, and reduced costs are critical to being a preferred supplier to the world’s leading OEMs. Disciplined cost management is essential to meeting the demands of our customers as well as to rebuilding our earnings and creating long-term value for our shareholders. Some of our actions to align costs this year included reducing over-capacity and improving operating efficiencies, which lowered our cost base and raised prospects for future financial performance.

For example, we consolidated our Buffalo, New York, servovalve operations into our existing Rockford, Illinois, plant. Also, we licensed the aftermarket business of our turboprop controls to Honeywell Aerospace. This agreement allows us to continue to generate revenues through royalties while reducing costs and enabling us to focus resources on our core technologies.

Furthermore, we unified our business operations to leverage joint development investments, common product platforms, and the sharing of best practices and resources across our locations. Doing so also allows us to realize economies of scale throughout our supply chain and creates the potential for added value for our shareholders and customers.

Our Accomplishments

Despite markedly reduced activity in many of our markets, we posted notable key wins this year and gained share in several of our markets. Among OEM wins was our selection to supply fuel metering units and variable bleed actuators for the GEAE/Pratt Whitney Engine Alliance GP7200 engines that will power the Airbus A380 superjumbo jet.

In Industrial Controls, Siemens Power Generation will use our STExcite™ ignition exciter on W501 heavy frame turbines. This is our first industrial application of ignition technology for heavy frame and aeroderivative gas turbines. The all-digital design facilitates advanced diagnostics that can improve start reliability and extend turbine life. Our strong OEM presence, large installed base, and global support capabilities enabled us to secure service and maintenance agreements with major airlines and aircraft engine repair shops around the world such as Air China, United Airlines, and Snecma Services.

The commercial aftermarket, while affected in the first half of 2003 by the Iraqi war and the SARS epidemic, continued to be an important source of revenues and profits. Our systems and components help power many of the commercial aircraft flying today, representing a large potential for future service business.

Acquisitions are also an integral part of our product offering expansion and growth strategies. This year, we acquired two businesses — Synchro-Start Products, Inc. and Barber-Colman Dyna Products — to form a cluster of technology offerings that began with the acquisition of Nolff’s Carburetion and a joint venture with MotoTron, a subsidiary of Brunswick Corporation. These technology offerings provide Woodward with a market-leading position in the $300 million industrial high-speed engine market. During the year we announced two major contract wins for the MI-04 control system with Daewoo and Clark for propane-fueled lift trucks, and we are aggressively seeking additional opportunities to help customers meet forthcoming emissions requirements. On November 20, 2002, our Board of Directors demonstrated its confidence in the fundamental strength of our company by authorizing Woodward to repurchase up to $20,000,000 of its outstanding shares of common stock over the next two years. During fiscal 2003, we purchased 229,100 shares at an average price of $41.48 per share. In addition, the Board increased the annualized dividend to shareholders to $0.96 per share. This continues Woodward’s 63-year tradition of paying dividends to our shareholders.

Three of our board members retired on September 30, 2003, after many years of diligent and valuable service. We acknowledge and appreciate the fine contributions of Grant Beadle, Larry Gloyd, and Pete Jeffrey. In anticipation of these retirements, the Board increased its normal level of directors over the last few years. For the near term, the Board expects to remain at the current number of eight directors.

Looking Forward

Total company sales for fiscal year 2003 were $586,682,000 and earnings were $12,346,000, or $1.08 per diluted share — well below last year’s results. While market conditions interrupted our financial performance, we made strategic progress through market share gains, continued investment in new product development and component bundling, organizational streamlining, as well as cost and capacity management.

We emerged from a difficult year as a more competitive, leaner company with strengthened market presence and a broader product portfolio. Although the shape and timing of the recovery in the global economy and in our target industries remains uncertain, we expect to achieve improved financial results and to continue to make strategic progress in 2004.

Thanks to the guidance of our Board of Directors, and the talent and perseverance of our leadership and membership, we are well prepared for the challenges and opportunities ahead.

Woodward sets the global standard for energy control system solutions for aerospace, power generation, industrial power systems, and process industries. Our growth strategies, which have served our customers, investors, and Woodward well, will continue to be instrumental as the economy turns around and our markets begin to recover.

John A. Halbrook

Chairman of the Board and
Chief Executive Officer
December 10, 2003

MAINTAINING FOCUS

Our customers include the largest original equipment manufacturers (OEMs) of aircraft turbines, industrial engines and turbines, and other power equipment. In serving vital global markets — aerospace, transportation, power generation, and process industries — our customers must decrease emissions, increase reliability, improve fuel efficiency, and reduce costs.

To meet such rigorous demands, OEMs rely on Woodward for tightly integrated systems that control critical engine and turbine processes at a reasonable cost. With extensive experience in fluid system, combustion, electronic control, and systems integration technologies, our energy control solutions position Woodward as a leader in the marketplace.

With Woodward systems, our customers can consolidate component testing, decrease development engineering resource requirements, and simplify both supply chain and system testing activities.

Power Generation
33%
37%

Transportation
13%
13%

Process Industries
11%
10%

Aerospace – Military
11%
10%

Aerospace – Commercial
32%
30%

2002

FY2003 Sales
$586,682
(in thousands)

FY2002 Sales
$679,991
(in thousands)

Implementing Our Strategy

The MI-04 engine control system for small mobile industrial engines demonstrates our successful systems-solution approach. The MI-04 is an efficient system of fuel, air, and ignition control modules that will help engine and equipment manufacturers cost-effectively meet regulatory standards around the world, including the 2004 EPA emission standards in the U.S.

The control system is the direct result of our 2002 acquisition of Nolff’s Carburetion and joint venture with MotoTron, a subsidiary of Brunswick Corporation.

After introducing the MI-04, we signed agreements with the Industrial Vehicle Division of Daewoo Heavy Industries and Machinery Ltd. and Clark Material Handling Company to provide the control system for their propane-fueled lift trucks for the North American and Asian markets.

The Pratt & Whitney Canada (P&WC) PW615F aircraft engine program exemplifies Woodward’s ability to collaborate with our customers and key suppliers as we develop an innovative system that maximizes performance and minimizes costs.

The program represents Woodward’s most comprehensive control system solution for an aircraft engine. We will manufacture the fuel pump, metering unit, and bleed valve actuator and integrate our partners’ electronic engine control, permanent magnet alternator, thermocouple, sensors, and harness.

The PW615F program also marks Woodward’s entry into the aircraft ignition system market. The aircraft ignition system leverages the ignition and advanced combustion technologies that Woodward uses in its industrial applications and demonstrates a common product strategy across our markets.

PW615F turbofan engines will power the Cessna Citation Mustang, a six-seat business jet slated for production in 2006.

Developing Innovative Components

Woodward uses its energy control technologies to develop and produce an extensive line of components. We design and integrate our components into comprehensive energy control systems for our customers’ power equipment.

In the area of combustion control, we developed the STExcite™ industrial gas turbine ignition exciter, which optimizes the combustion process. The STExcite enables advanced diagnostics, improved reliability, and network communications. Siemens Power Generation will be offering the advanced digital system as standard equipment for its latest W501 series gas turbines in 2004.

In fiscal year 2003, we introduced the easY™gen-1000 genset control — a second-generation genset control designed for flexibility and ease of use. This integrated and adaptable power management control is used for power generation equipment such as rental generators and emergency power equipment.

Woodward is co-developing a common rail fuel injection system, which is targeted for the next generation of clean, efficient diesel engines for electric power generation, marine, locomotive, and off-highway vehicle applications.

Woodward’s high-pressure fuel injection pump will be a vital part of the common rail system in which fuel is delivered at high pressure to each cylinder’s injector to optimize combustion and significantly reduce exhaust emissions.

We are developing an electric motor-driven variable metering pump for Niigata Power Systems. Woodward will apply aircraft pump design resources to support an industrial miniturbine application. The Niigata turbine is scheduled for commercial launch in 2004.

Expanding Our Portfolio

As we execute our growth strategy, we balance organic growth through internal product development with products gained through acquisitions.

This fiscal year we acquired Synchro-Start Products Inc., which manufactures actuators, solenoids, and controls for industrial engines and equipment used in off-highway agriculture, construction, utility, power generation, truck, bus, and marine markets. The acquisition of Synchro-Start positioned Woodward as a clear leader in the small, high-speed industrial diesel engine market.

Woodward also acquired Barber-Colman Dyna Products to build on our presence in the mobile industrial engine market. This acquisition expanded our technology base, strengthened customer relationships, and added key products to our portfolio.

Combined with our existing components, the products gained from these acquisitions will provide total engine control for mobile and stationary high-speed gas and diesel engines — an estimated $300 million market.

Building on Solid Customer Relationships

As we develop closer relationships with our foundation customers, we are gaining content on their engines and turbines. In fiscal year 2003, we signed a multi-million dollar strategic agreement with Dresser-Rand to provide enhanced products and services for its global customers. Dresser-Rand equipment has featured Woodward controls for more than four decades.

Last December, Caterpillar introduced a new series of generator set packages designed to deliver low-cost electricity in distributed power generation applications. Woodward is a key supplier for the generator sets, which are powered by Caterpillar G3500C Series advanced natural gas engines.

On these engines we provide a proprietary version of our precision fuel flow control valve, an integrated throttle valve, and a turbocharger bypass valve — all driven by Woodward actuators that network directly with Caterpillar’s microprocessor control unit to minimize NOx emissions and maximize efficiency. Often, we team with our customers to provide innovative technology solutions that satisfy their requirements early in the development cycle. Working with General Electric Aircraft Engines (GEAE), we optimized a platform actuator design to deliver a high-performance, cost- effective product for the CF34-10 turbofan engine.

Woodward will produce fuel metering units for the CF34-10 along with actuators for variable stator vanes and variable bleed valves. This strategic win for Woodward represents our first actuator program with GEAE.

JetBlue Airways, a leading carrier in the low-fare market, recently ordered 100 Embraer 190 regional jets powered by CF34-10E engines — with deliveries beginning in 2005. Additionally, China’s new ARJ21, the domestically-designed and manufactured regional jet, will use CF34-10A engines.

Woodward worked closely with GEAE to design and produce the fuel metering unit, servovalve assembly (SVA), SVA manifold, and variable bleed actuator for the GP7200. The Engine Alliance, a joint venture between GEAE and Pratt & Whitney (P&W), is developing the engine, which will power the Airbus A380 superjumbo jet.

Our solid, long-term relationship with P&W positioned us to win content on the military engines that will power the front-line fighters of the future — the F135 turbofan engine for the F-35 Joint Strike Fighter (JSF) and the F119 turbofan engine for the F/A-22 Raptor.

Woodward will provide main engine fuel nozzle assemblies, an augmentor spray bar manifold assembly, and a pilot burner fuel nozzle for the P&W F135. More than 6,000 JSFs are expected to be produced over the life of the program for the U.S. Air Force, Navy, and Marine Corps and the U.K. Royal Navy and Air Force.

Woodward is also supplying augmentor spray bar assemblies for the P&W F119 turbofan engine that will power the F/A-22 Raptor. Currently, the Raptor is in low-rate production and is scheduled to be field-operational in 2005.

Providing Global Customer Support

Woodward offers a wide portfolio of support services that leads to greater customer and end-user success. Relying on our in-depth OEM experience, we develop and introduce cost-effective aftermarket repairs and services that meet the highest industry standards.

Our innovative repair solutions and high service levels position Woodward as a leader in support services. Amid the recent challenges in the aerospace industry, Woodward continues to capture a greater than 75 percent share of available commercial aftermarket revenues for our core products.

For example, we developed a plan with GEAE for the CF34 main fuel control product improvement program. Aimed at increasing component on-wing time, the program addresses the major contributors to main fuel control removals.

In fiscal year 2003, Woodward introduced several new repairs for commercial and military aircraft customers. These repairs have been successful in addressing critical cost and reliability objectives for our customers.

The U.S. government recognized Woodward with gold and silver awards in fiscal year 2003 for quality and delivery performance for repair and overhaul of our core components. This distinction enhances the relationship with our largest military customer and underscores Woodward’s dedication to provide quality products and services on time.

Focusing on the Future

Woodward will continue to maintain focus on our customers by working as a strategic partner to develop innovative energy control systems. As the aerospace, transportation, power generation, and process industries rebound, Woodward is positioned to emerge a stronger and more customer-focused competitor in our core markets.

Annual Report 2003

FINANCIAL REVIEW

Management’s Responsibility for Financial Statements

Management is responsible for the accompanying financial statements and believes that the financial statements accurately and consistently present the financial position, results of operations, and cash flows of the company in accordance with accounting principles generally accepted in the United States.

Management makes what it believes to be reasonable and prudent judgments and estimates where necessary, and has a system of internal accounting controls designed to provide reasonable assurance that its financial records are accurate, assets are safeguarded, and transactions are executed in accordance with management’s authorizations. Self-monitoring of the internal accounting control system, along with selective testing, is a part of our control environment. Corrective actions are taken whenever deficiencies in our internal accounting control system are identified.

PricewaterhouseCoopers LLP, the company’s independent auditors, audit the company’s financial statements in accordance with generally accepted auditing standards. Their report on these financial statements follows the notes to consolidated financial statements.

The audit committee of the company’s Board of Directors, which consists of directors who are not officers or employees of the company, meets with management and PricewaterhouseCoopers LLP to review and discuss the audited financial statements, along with other matters.

John A. Halbrook

Chairman and
Chief Executive Officer
Stephen P. Carter
Executive Vice President,
Chief Financial Officer and Treasurer

Contents

9	Management’s Discussion and Analysis
23	Consolidated Financial Statements
48	Report of Independent Auditors
49	Selected Financial Data
50	Selected Quarterly Financial Data

MANAGEMENT’S DISCUSSION AND ANALYSIS

We prepared the following discussion and analysis to help you better understand factors that may affect our future results, our critical accounting policies and market risks, our results of operations and financial condition, and the effects of recent accounting pronouncements. This discussion should be read with the consolidated financial statements.

Factors That May Affect Future Results

This annual report contains forward-looking statements, including:

•	Projections of sales, earnings, cash flows, or other financial items;

•	Descriptions of our plans and objectives for future operations;

•	Forecasts of future economic performance and;

•	Descriptions of assumptions underlying the above items.

Forward-looking statements do not reflect historical facts. Rather, they are statements about future events and conditions and often include words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan,” “project,” “target,” “can,” “could,” “may,” “should,” “will,” “would” or similar expressions. Such statements reflect our expectations about the future only as of the date they are made. We are not obligated to, and we might not, update our forward-looking statements to reflect changes that occur after the date they are made. Furthermore, actual results could differ materially from projections or any other forward-looking statement regardless of when they are made.

Important factors that could individually, or together with one or more other factors, affect our business, results of operations and/or financial condition include, but are not limited to, the following:

•     General business and economic conditions, including the strength of the global economy (particularly the economies of the United States, Europe, and Asia), fluctuations in exchange rates of foreign currencies against the United States dollar, (primarily currencies of European and Asian countries), and fluctuations in interest rates (primarily LIBOR), which affect our cost of borrowings;

•     Industry-specific business and economic conditions, including the strength of manufacturers of industrial engines, turbines and other power equipment for power generation, transportation, and process industries markets, manufacturers of aircraft turbines for commercial and military markets, commercial airlines and generators of electric power;

•     Significant geopolitical events and actions that impact business and the economic conditions, including acts or threats of terrorism, actions taken by the United States or other governments in response to acts or threats of terrorism, trade embargoes, and the war with Iraq;

•     Changes in the legal environment of the United States and other countries in which we operate, including changes in the areas of taxation, business acquisitions, and environmental matters;

•     Changes in competitive conditions, including the availability of new products and services, the introduction of new channels of distribution, and changes in OEM and aftermarket pricing;

•     Reliability of customer and third-party forecasts of sales volumes and purchase requirements in our markets, including aircraft engines (OEM and aftermarket), power generation, transportation, and process industries markets;

•     Our ability to continue to develop innovative new products and product enhancements in accordance with our project schedules and resource plans, and that are accepted by our customers and markets;

•     Effects of business acquisitions and/or divestitures, including the incremental effects of the business acquired or divested, the completion of integration activities within planned timeframes and at planned cost levels, and the achievement of planned operating efficiencies;

•     Effects of quality and productivity initiatives, including achievement of expected results from Six Sigma and other ongoing improvement programs and maintenance of supplier designation levels with key customers;

•     Effects of changes in accounting policies resulting from new accounting pronouncements and/or changes in the selection and application of accounting methods necessary to implement accounting policies;

•     Effects of unusual or extraordinary events, or of other events and unforeseen developments involving litigation or other contingencies.

Critical Accounting Policies

We consider the accounting policies used in preparing our financial statements to be critical accounting policies when they are both important to the portrayal of our financial condition and results of operation, and require us to make difficult, subjective, or complex judgments. Critical accounting policies normally result from the need to make estimates about the effect of matters that are inherently uncertain. Management has discussed the development and selection of our critical accounting policies with the audit committee of the company’s Board of Directors, and the audit committee has reviewed the disclosures that follow.

In each of the following areas, our judgments, estimates, and assumptions are impacted by conditions that change over time. As a result, in the future there could be changes in our assets and liabilities, increases or decreases in our expenses, and additional losses or gains that are material to our financial condition and results of operations.

Goodwill

Goodwill, which is included in the segment assets of both Industrial Controls and Aircraft Engine Systems, totaled $133.6 million at September 30, 2003, representing 22% of total assets. We began testing goodwill for impairment on an annual basis in 2002 and we test goodwill for impairment more often if circumstances require. As a result of adopting new accounting standards on October 1, 2001, we recognized a pretax impairment loss of $4.0 million to reduce goodwill of an Industrial Controls reporting unit to its implied fair value. Subsequent annual impairment tests in 2002 and 2003 did not result in any impairment losses.

Estimates and assumptions, the most important of which are used to estimate the fair value of reporting units within the company, impact the results of our goodwill impairment tests. To estimate the fair value of reporting units, we estimate future cash flows, discount rates, and transaction multiples that we believe a marketplace participant would use in an arm’s length transaction.

To assess the effect on our annual impairment tests in 2003 if different assumptions had been used, we separately measured the effects of a hypothetical 20% reduction in estimated cash flows, a 20% increase in the discount rates used, and a 20%

reduction in the transaction multiples used. While each of these changes would have reduced the estimated fair value of reporting units within the company, none of them individually would have resulted in an impairment loss in 2003.

Other long-lived assets

As discussed here, our other long-lived assets consist of property, plant, and equipment, and other intangibles, which are included in the segment assets of both Industrial Controls and Aircraft Engine Systems. Long-lived assets totaled $209.4 million at September 30, 2003, and represented 34% of total assets. To the extent a long-lived asset was acquired in a business acquisition, its initial cost is equal to its estimated fair value. In 2003, the total amount of long-lived assets acquired in business acquisitions totaled $31.0 million. We depreciate or amortize long-lived assets over their estimated useful lives. Depreciation expense and amortization expense associated with these assets totaled $32.4 million in 2003, $32.1 million in 2002, and $32.7 million in 2001. We also test long-lived assets for recoverability whenever events or changes in circumstances indicate that the carrying values may not be recoverable. We recognized an impairment loss of $3.0 million in 2002.

Judgment is required to determine the fair value of long-lived assets acquired in business acquisitions. The valuation of land, buildings and improvements considers factors such as the size, condition, and utility of the property and sales prices of similar property in the approximate vicinity of the acquired property. The valuation of machinery and equipment considers factors such as the estimated replacement cost of the equipment less deductions for loss of value arising from condition, utility, and age of the equipment. The valuation of identifiable intangible assets is based on techniques that are dependent upon factors such as expected future cash flows, estimated fair value royalty rates, and discount rates. While we believe our valuations of long-lived assets is appropriate, we also believe the valuations of long-lived assets acquired in business acquisitions in 2003 could reasonably have been up to 20% higher or lower — or $6.2 million — than the actual amounts recorded, with the offset being a decrease or increase in goodwill.

The selection of useful lives for depreciation and amortization purposes requires judgment. If we had increased the remaining useful life of all assets being depreciated and amortized by one year, depreciation and amortization expense would have decreased, and the year-end carrying value of long-lived assets would have increased, by approximately $4.3 million in 2003. Similarly, if we had decreased the remaining useful lives by one year, depreciation and amortization expense would have increased, and the year-end carrying value of long-lived assets would have decreased, by approximately $5.9 million in 2003. (The results of this sensitivity analysis ignore the impact of individual assets that might have become fully depreciated or amortized during 2003 had these hypothetical changes been made.)

The carrying value of a long-lived asset, or related group of assets, is reduced to its fair value whenever estimates of future cash flows are insufficient to indicate the carrying value is recoverable. We form judgments as to whether recoverability should be assessed, we estimate future cash flows and, if necessary, we estimate fair value. Fair value estimates are most often based on estimated future cash flows and assumed discount rates. As part of our sensitivity analysis for those assets in which recoverability was assessed in 2003, we determined that there were no situations in which a hypothetical 20% reduction in estimated cash flows would have resulted in an impairment loss.

Deferred income tax asset valuation allowances

Valuation allowances for deferred income tax assets totaled $16.5 million at September 30, 2003, representing 26% of deferred income tax assets before the allowances. The net changes in the valuation allowances increased income tax expense by $4.5 million in 2003 and $1.1 million in 2002.

We establish valuation allowances to reflect the estimated amount of deferred tax assets that might not be realized. Both positive and negative evidence are considered in forming our judgment as to whether a valuation allowance is appropriate. Our current valuation allowances are primarily for deferred tax assets associated with foreign net operating loss carryforward limitations. Remaining deferred tax assets are expected to be realized through future earnings. If we had made different judgments regarding the realizability of deferred tax assets associated with foreign net operating loss and state tax credits, our valuation allowance and income tax expense would have decreased. If we had made different judgments regarding the realizability of other deferred tax assets, our valuation allowance and income tax expense would have increased.

Retirement healthcare benefits

The cost of retirement healthcare benefits is recognized over employee service periods using an actuarial-based attribution approach. Our liability at September 30, 2003, consisted of a benefit obligation of $70.3 million, unamortized prior service cost of $8.9 million, and unrecognized net losses of $29.2 million, resulting in a recorded net accrued benefit of $50.0 million, representing 20% of total liabilities. Our expense in 2003 consisted of service and interest costs totaling $5.6 million and other costs netting to an increase of $0.2 million, resulting in a net periodic benefit cost of $5.8 million.

To determine our net accrued benefit and net periodic benefit cost, we form judgments about the best estimate for each assumption used in the actuarial computation. The two most important assumptions that impact the computation are the healthcare cost trend rate and the discount rate.

We assumed net healthcare cost trend rates of 10.00% in 2004, decreasing gradually to 4.50% in 2009, and remaining at 4.50% thereafter. A 1.00% increase in assumed healthcare cost trend rates would have increased the benefit obligation at the end of 2003 by $13.7 million and the total of the service and interest costs by $1.3 million in 2003. Likewise, a 1.00% decrease in the assumed healthcare cost trend rates would have decreased the benefit obligation by $10.6 million and the total of service and interest costs by $1.0 million in 2003.

We assumed discount rates of 6.00% in 2003, which was used to determine our benefit obligation at September 30, 2003, and 6.75% in 2002, which was used to determine our service and interest costs in 2003. A 1.00% increase in these discount rates would have decreased the benefit obligation at the end of 2003 by $10.7 million and the total of service and interest costs by $0.5 million in 2003. Likewise, a 1.00% decrease in these discount rates would have increased the benefit obligation by $14.1 million and the total of service and interest costs by $0.7 million in 2003.

Market Risks

Our long-term debt and interest rate swap agreements are sensitive to changes in interest rates. We monitor trends in interest rates as a basis for determining whether to enter into fixed rate or variable rate debt agreements, the duration of such agreements, and whether to use hedging strategies. Our primary objective is to minimize our long-term costs of borrowing. At September 30, 2003, our long-term debt was denominated principally in United States dollars and consisted of fixed rate agreements. However, to effectively offset our exposure to changes in the fair value of a portion of our long-term debt, we have entered into interest rate swap agreements. Under these agreements, we are swapping fixed rate interest payments for interest payments at rates that vary with LIBOR. As measured at September 30, 2003, a hypothetical 1% immediate increase in interest rates would adversely affect our 2004 net earnings and cash flows by approximately $0.4 million and reduce the combined fair value of our long-term debt and interest rate swap agreements by approximately $5.4 million. Last year, a hypothetical 1% immediate increase in interest rates would have adversely affected our 2003 net earnings and cash flows by approximately $0.3 million and reduced the fair value of our long-term debt by approximately $4.2 million.

Assets, liabilities, and commitments that are to be settled in cash and are denominated in foreign currencies for transaction purposes are sensitive to changes in currency exchange rates. We monitor trends in foreign currency exchange rates and our exposure to changes in those rates as a basis for determining whether to use hedging strategies. Our primary exposures are to the European Monetary Union euro and the Japanese yen. We do not have any derivative instruments associated with foreign currency exchange rates. A hypothetical 10% immediate increase in the value of the United States dollar relative to all other currencies, when applied to September 30, 2003, balances, would adversely affect our expected 2004 net earnings and cash flows by approximately $0.5 million. Last year, a hypothetical 10% immediate increase in the value of the United States dollar relative to all other currencies would have adversely affected our expected 2003 net earnings and cash flows by $1.1 million.

Results of Operations

Our results of operations are discussed and analyzed by segment. We have two operating segments — Industrial Controls and Aircraft Engine Systems. Industrial Controls provides energy control systems and components primarily to OEMs (original equipment manufacturers) of industrial engines, turbines, and other power equipment. Aircraft Engine Systems provides energy control systems and components primarily to OEMs of aircraft turbines.

We use segment earnings internally to assess the performance of each segment and to make decisions on the allocation of resources. Total segment earnings do not reflect all expenses and gains of the company, and are before the cumulative effect of an accounting change. Nonsegment expenses and gains, including income taxes, and the accounting change are separately discussed and analyzed.

Among the effects of the accounting change is that goodwill is no longer amortized after September 30, 2001. Therefore, to provide the most meaningful comparison of earnings between periods, various earnings measures are analyzed and discussed on an adjusted basis.

Industrial Controls

In thousands for the year
ended September 30,	2003	2002	2001

External net sales	$332,755	$408,665	$384,145

Segment earnings (loss)	$(11,588)	$33,294	$57,710
Goodwill-related amortization	—	—	1,891

Adjusted segment earnings (loss)	$(11,588)	$33,294	$59,601

2003 Compared to 2002

External net sales of Industrial Controls’ decreased 19% in 2003 from 2002. Businesses acquired in 2002 and 2003 accounted for $19.0 million of incremental sales in 2003 over 2002. Without these acquisitions, the decrease in sales in 2003 would have been 23%, attributable to the following:

•     Virtually all of our OEM customers had lower shipment volumes in 2003 as compared to 2002. These decreases were most evident among customers shipping large gas turbines used in power generation. Consistent with our customers’ experience, our sales volumes decreased significantly in 2003 as compared to 2002 despite continued market share gains across many of our product lines. The decrease in our large gas turbine combustion product sales was in excess of 40%. On average, sales volumes of other products decreased approximately 20%.

•          Changes in foreign currency exchange rates from 2002 increased sales by approximately 5%, while price changes from 2002 decreased sales in 2003 by approximately 1%.

We completed two acquisitions in 2003 that expanded our position in the small, high-speed diesel engine market. Synchro-Start Products Inc., acquired on May 30, 2003, designs and manufactures actuators, solenoids, and controls for industrial engines and equipment. Barber-Colman Dyna Products, acquired on August 28, 2003, manufactures and distributes controls for off-highway diesel and gas engines and mobile industrial equipment. Together, these businesses are expected to add approximately $45 million of sales in 2004 and are expected to be accretive to earnings in 2004.

Industrial Controls’ segment loss was $11.6 million in 2003 compared to segment earnings of $33.3 million in 2002. This decrease was the result of lower sales and reduced segment earnings margins.

•          The reverse leverage effect of the reduced sales volume versus fixed costs and product development costs resulted in reduced gross margins (which we measure as net sales less cost of goods sold as a percent of net sales) and segment earnings margins. Several components of cost of goods sold and selling, general, and administrative expenses do not fluctuate directly with sales. The reductions that were made to these expenses were, on average, at a lower rate than the rate of the sales decrease.

•          Engineering expenses increased about 8% in 2003 over 2002, driven by our product development activities. We continued to actively pursue opportunities to gain market share, often working in conjunction with our customers’ development programs.

•          Reductions in our workforce were made to align staffing levels with expected demand in both 2003 and 2002. These actions impacted various manufacturing, selling, and administrative functions at locations worldwide. In 2003, our expense for these actions totaled $5.1 million and eliminated 172 positions, of which $2.1 million for 55 positions remained accrued at the end of the year. In 2002, our expense was $4.0 million and eliminated 233 positions.

•          We expensed $1.1 million for the write-off of certain advance license fees, $1.0 million for lease termination expenses, and $0.7 million associated with the transfer of an overseas pension to a different plan in 2003. In 2002, a charge of $3.0 million was recognized to reduce the carrying value of certain manufacturing equipment to its estimated fair value. That equipment was sold in 2003.

2002 Compared to 2001

External net sales of Industrial Controls increased 6% in 2002 over 2001. Businesses acquired in 2001 and 2002 accounted for about $24 million of the increase. Without these acquisitions, our external net sales in 2002 would have been about the same as in 2001.

•          Virtually all of our OEM customers had lower shipment volumes in 2002 as compared to 2001. These decreases were most evident among customers shipping large gas turbines, particularly aeroderivative turbines, which are used in power generation. As a result, despite increases in market share across most of our product lines, sales of our core manufactured products decreased.

•     Decreases in sales among our core manufactured products were largely offset by a series of shipments that included lower-profit purchased components. These shipments were substantially completed in our second and third quarters.

•     Price changes from 2001 levels reduced sales in 2002 by approximately 1%. Changes in foreign currency exchange rates did not have a significant impact on sales.

In 2002, we acquired the capital stock of Leonhard-Reglerbau Dr.-Ing. Adolf Leonhard GmbH and certain net assets of Nolff’s Carburetion, Inc. These acquisitions enhanced our capabilities using technologies that can be leveraged to existing systems, power equipment, and market applications. Leonhard-Reglerbau specialized in the design, manufacture, and sales of control, protection, and monitoring devices for power generation equipment. Nolff’s Carburetion manufactured and sold natural gas and propane fuel systems for small industrial engines.

Industrial Controls’ segment earnings, as adjusted to eliminate goodwill-related amortization, decreased 44% in 2002 from 2001. This earnings decrease was the result of reduced segment earnings margins, which more than offset the effect of higher sales.

•     Changes in our sales mix reduced our average gross margins in 2002 as compared to 2001. Reduced sales of our core manufactured products, the series of shipments that included lower-profit purchased components, and the lower average margins from the businesses we acquired in 2002 and 2001 all contributed to this decline.

•     Reductions in our workforce in 2002, resulting in total expense of $4.0 million, were made to align staffing levels with expected demand. These reductions occurred throughout the year, but slightly more than half of them occurred toward the end of the fourth quarter.

•     Product development activities increased in 2002 over 2001. We continued to actively pursue opportunities to gain market share, often working in conjunction with our customers’ own development programs.

•     A charge of $3.0 million was recognized in the fourth quarter of 2002 to reduce the carrying value of certain manufacturing equipment to its estimated fair value. We sold this equipment in 2003.

•     Amortization expense, as adjusted to eliminate goodwill-related amortization from 2001, increased from $1.0 million to $2.2 million. This increase is directly related to the business acquisitions that were completed in 2001 and 2002. Among the assets acquired were intangible assets other than goodwill that are being amortized over periods ranging from five to eight years.

Aircraft Engine Systems

In thousands for the year
ended September 30,	2003	2002	2001

External net sales	$253,927	$271,326	$294,646

Segment earnings	$47,615	$57,226	$53,585
Goodwill-related amortization	—	—	2,587

Adjusted segment earnings	$47,615	$57,226	$56,172

2003 Compared to 2002

External net sales of Aircraft Engine Systems decreased 6% in 2003 from 2002. These decreases reflect weakness in the commercial aviation industry. Generally, commercial aftermarket sales have held up better than OEM sales. We estimate about 51% of our total sales resulted from the aftermarket in 2003, compared to 46% in 2002. The impact of changes in selling prices and changes in foreign currency exchange rates was insignificant.

Aircraft Engine Systems’ segment earnings decreased 17% in 2003 from 2002. This earnings decrease was the result of lower sales and reduced segment earnings margins.

•     The reverse leverage effect of the reduced sales volume versus fixed costs and product development costs resulted in reduced gross margins (which we measure as net sales less cost of goods sold as a percent of net sales) and segment earnings margins. Several components of cost of goods sold and selling, general, and administrative expenses do not fluctuate directly with sales. The reductions that were made to these expenses were, on average, at a lower rate than the rate of the sales decrease. Engineering expenses, largely driven by product development activities, increased slightly in 2003 over 2002.

•     Reductions in our workforce were made in both 2003 and 2002. The reductions in 2003 were primarily associated with the consolidation of our servovalve operations in Buffalo, New York, into our Rockford, Illinois, manufacturing facility to achieve additional production cost efficiencies. The remaining reductions in 2003 and 2002 were made to align staffing levels with expected demand and impacted various manufacturing, selling, and administrative functions from all locations. In 2003, our expense for these actions totaled $4.0 million and eliminated 165 positions, of which $0.1 million for 2 positions remained accrued at the end of the year. In 2002, our expense was $4.0 million and eliminated 202 positions.

•     Other costs directly associated with the consolidation of our servovalve operations into our Rockford, Illinois, manufacturing facility totaled $2.6 million in 2003.

2002 Compared to 2001

External net sales of Aircraft Engine Systems decreased 8% in 2002 from 2001. The decrease in sales is attributed to the effects of reduced commercial airline traffic since September 2001 on both OEM and aftermarket sales, although demand for our aftermarket services was better than we expected. Also, increased military sales partially offset sales declines in our commercial markets. While most of our sales are to OEMs, we estimate that about 45% of our total sales resulted from the aftermarket in 2002 compared to 47% in 2001. The impact of changes in selling prices and changes in foreign currency exchange rates was insignificant.

Aircraft Engine Systems’ segment earnings, as adjusted to eliminate goodwill-related amortization, increased 2% in 2002 over 2001. This earnings increase was the result of improved segment earnings margins.

•     Aggressive productivity enhancements and cost-control measures were initiated in our first quarter in response to decreased sales volumes, benefiting both cost of goods sold and selling, general, and administrative expenses.

•     Reductions in our workforce in 2002, resulting in total expense of $4.0 million, were made to align staffing levels with expected demand. These reductions occurred predominantly in the first quarter.

•     Expenses for accounts receivable collection losses decreased in 2002. In 2001, we recognized additional expense due to increased uncertainty about receivable collections following the September 2001 terrorist attacks. While we continued to maintain allowances for losses higher than we would have immediately preceding those events, our allowances at September 30, 2002, were below those of September 30, 2001.

Nonsegment Expenses

In thousands for the year
ended September 30,	2003	2002	2001

Interest expense	$4,635	$5,109	$7,554
Interest income	(870)	(635)	(967)
Nonsegment expenses	12,323	15,366	18,753

2003 Compared to 2002

The decrease in nonsegment expenses in 2003 from 2002 is primarily due to changes in deferred compensation expense. Certain key management members may elect to defer the payment of a portion of their compensation to future periods. These deferrals are recorded as deferred compensation, and individual member balances are increased or decreased as if they were held in specified investments, principally common stock of the company.

In February 2003, we contributed common stock of the company to a trust established specifically for the future settlement of certain deferred compensation obligations that are payable in actual shares of our common stock. To the extent that shares are held in this trust, it is not necessary to record deferred compensation expenses for changes in the fair value of the underlying common stock. As a result, we expect the volatility in our deferred compensation expense to be reduced in future periods.

2002 Compared to 2001

Interest expense decreased in 2002 from 2001 primarily because average interest rates were lower in 2002 as compared to 2001. Our average outstanding debt was also lower.

Corporate expenses decreased in 2002 from 2001 primarily because of reductions in variable compensation expense, due to a decline in overall financial performance of the company.

Consolidated Earnings

In thousands for the year
ended September 30,	2003	2002	2001

Earnings before income taxes and cumulative effect of accounting change	$19,939	$70,680	$85,955
Income taxes	7,593	25,510	32,887

Earnings before cumulative effect of accounting change	12,346	45,170	53,068
Cumulative effect of accounting change, net of income taxes	—	(2,489)	—

Net earnings	$12,346	$42,681	$53,068

Reported earnings before cumulative effect of accounting change	$12,346	$45,170	$53,068
Goodwill-related amortization, net of income taxes	—	—	2,875

Adjusted earnings before cumulative effect of accounting change	$12,346	$45,170	$55,943

Reported net earnings	$12,346	$42,681	$53,068
Goodwill-related amortization, net of income taxes	—	—	2,875

Adjusted net earnings	$12,346	$42,681	$55,943

2003 Compared to 2002 and Outlook

Earnings before the cumulative effect of accounting change and net earnings decreased in 2003 from 2002. Income taxes were provided at an effective rate on adjusted earnings before income taxes of 38.1% in 2003 compared to 36.1% in 2002. The most significant reason for the lower rate in 2002 was related to a transfer of our interest in a joint venture, which allowed us to reduce valuation allowances provided on deferred tax assets associated with a capital loss carryback.

The cumulative effect of accounting change is related to our October 1, 2001, adoption of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets.” We completed the transitional goodwill impairment reviews required by the new standard and determined that one of our Industrial Controls reporting units had a goodwill carrying value that exceeded its estimated implied fair value. The cumulative effect of accounting change reflects the write-down of the goodwill, net of income taxes, to its implied fair value. In performing our impairment reviews, we estimated the fair value of the various reporting units using a present value method that discounted future cash flows as we expect marketplace participants would, and we further assessed the reasonableness of the estimates by using valuation methods based on market multiples.

Outlook: The timing and magnitude of recovery in the global economy and in our targeted industries remains uncertain. However, we have taken actions in 2003 that have enhanced our market position, broadened our product portfolio, and reduced our costs. As a result, we expect our net earnings will be higher in 2004 as compared to 2003.

2002 Compared to 2001

Earnings before the cumulative effect of accounting change and net earnings, as adjusted to eliminate goodwill-related amortization and associated income taxes, decreased in 2002 from 2001. Income taxes were provided at an effective rate of 36.1% in 2002 compared to 38.3% in 2001. The most significant reason for the lower rate in 2002 was related to a transfer of our interest in a joint venture, which allowed us to reduce valuation allowances provided on deferred tax assets associated with a capital loss carryback.

The cumulative effect of accounting change is related to our October 1, 2001, adoption of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets.” We completed the transitional goodwill impairment reviews required by the new standard and determined that one of our Industrial Controls’ reporting units had a goodwill carrying value that exceeded its estimated implied fair value. The cumulative effect of accounting change reflects the write-down of the goodwill, net of income taxes, to its implied fair value. In performing our impairment reviews, we estimated the fair value of the various reporting units using a present value method that discounted future cash flows as we expect marketplace participants would, and we further assessed the reasonableness of the estimates by using valuation methods based on market multiples.

Financial Condition

Our discussion and analysis of financial condition is presented by segment for assets. We also separately discuss and analyze other balance sheet measures and cash flows. Together, this discussion and analysis will help you assess our liquidity and capital resources, as well as understand changes in our financial condition.

Assets

In thousands for the year
ended September 30,	2003	2002	2001

Segment assets:
Industrial Controls	$336,654	$286,302	$283,072
Aircraft Engine Systems	217,685	219,480	241,002
Nonsegment assets	61,660	76,613	60,554
Total assets	$615,999	$582,395	$584,628

2003 Compared to 2002

Industrial Controls’ segment assets at September 30, 2003, increased from the prior year due to assets acquired in business acquisitions. The resulting increases, which totaled $63.1 million in 2003, were partially offset by decreases among other assets. Lower levels of business activity near the end of 2003 as compared to 2002 resulted in lower accounts receivable and inventories. Also, depreciation of property, plant, and equipment exceeded the level of capital expenditures in 2003.

Aircraft Engine Systems’ segment assets at September 30, 2003, were near last year’s levels. Higher accounts receivable, attributed to higher sales near the end of 2003 as compared to 2002, were offset by reductions in inventories, and property, plant, and equipment. Normal variability of inventory balances account for the reductions in inventories, and depreciation of property, plant, and equipment exceeded the level of capital expenditures in 2003.

Nonsegment assets at September 30, 2003, decreased from the prior year primarily because of reductions in net deferred income tax assets.

2002 Compared to 2001

Industrial Controls’ segment assets at September 30, 2002, were near the previous year’s levels. Increases in goodwill and other intangibles, attributable to business acquisitions, were largely offset by reductions in accounts receivable. The reductions in accounts receivable were primarily related to changes in the level of sales activity immediately prior to the end of the year. Industrial Controls’ sales were 11% lower in the fourth quarter 2002 than in the fourth quarter 2001.

Aircraft Engine Systems’ segment assets at September 30, 2002, were 9% lower than a year earlier. Reductions in accounts receivable and inventories, both attributable to changes in the level of business activity, account for most of the decrease. Aircraft Engine Systems# sales were 16% lower in the fourth quarter 2002 than in the fourth quarter 2001.

Nonsegment assets at September 30, 2002, increased over the prior year primarily because of higher cash balances.

Other Balance Sheet Measures

In thousands at September 30,	2003	2002	2001

Working capital	$151,262	$155,440	$123,744
Long-term debt, less current portion	89,970	78,192	77,000
Other liabilities	57,215	52,928	51,042
Commitments and contingencies	—	—	—
Shareholders’ equity	360,804	354,901	318,862

2003 Compared to 2002

Long-term debt at September 30, 2003, increased over the prior year primarily as a result of refinancing certain short-term borrowings on a long-term basis.

At September 30, 2003, required future principal payments of long-term debt and commitments under operating leases were as follows:

In thousands for the year(s)		2005/	2007/
ended September 30,	2004	2006	2008	Thereafter

Long-term debt	$—	$15,197	$28,600	$42,858
Operating leases	3,194	4,171	2,769	4,189

We currently have a revolving line of credit facility with a syndicate of U.S. banks totaling $100 million, with an option to increase the amount of the line to $175 million if we desire. The line of credit facility expires on March 14, 2006. In addition, we have other lines of credit facilities, which totaled $30.6 million at September 30, 2003, that are generally reviewed annually for renewal. The total amount of borrowing under all facilities was $35.8 million at September 30, 2003.

Provisions of debt agreements include covenants customary to such agreements that require us to maintain specified minimum or maximum financial measures and place limitations on various investing and financing activities. The agreements also permit the lenders to accelerate repayment requirements in the event of a material adverse event. Our most restrictive covenants require us to maintain a minimum consolidated net worth, a maximum consolidated debt to consolidated operating cash flow, a maximum consolidated debt to EBITDA, and a minimum EBIT to consolidated interest expense ratio, as defined in the agreements. We were in compliance with all covenants at September 30, 2003.

Other liabilities at September 30, 2003, increased over the previous year primarily as a result of changes in net accrued retirement healthcare benefits and retirement pension benefits. Our expenses associated with these plans totaled $9.0 million and our contributions totaled $6.5 million in 2003.

We are currently involved in pending or threatened litigation regarding employment, environmental, and product liability matters, and arbitration proceedings regarding contractual matters arising from the normal course of business. We have accrued approximately $0.9 million at September 30, 2003, and $1.0 million at September 30, 2002, in accrued expenses for these matters, which represent our estimate of the most likely amount of losses that we believe will be incurred. We also file income tax returns in various jurisdictions worldwide, which are subject to audit. Our income taxes receivable/payable include our estimate of the most likely amount of expenses that we believe will result from income tax audit adjustments. In the event of a change in control of the company, we may be required to pay termination benefits to certain executive officers. It is our opinion, after consultation with legal counsel, that additional liabilities, if any, resulting from these matters are not expected to have a material adverse effect on our financial condition, although such matters could have a material effect on our quarterly or annual operating results and cash flows when resolved in a future period.

Shareholders’ equity at September 30, 2003, increased 2% over the previous year. Increases due to net earnings and favorable foreign currency translation adjustments were offset by cash dividend payments and net purchases of treasury stock in 2003. On November 20, 2002, our Board of Directors authorized the repurchase of up to $20 million of our common stock from time to time in open market and private transactions over the two years following the authorization. In 2003, we purchased $9.5 million of our common stock.

2002 Compared to 2001

Working capital at September 30, 2002, increased over the prior year primarily as a result of financing activities that provided $75 million of new long-term debt in 2002, none of which was current at the end of 2002. Principal of this new debt is payable in seven equal annual installments beginning in 2006. As a result, our cash and cash equivalents exceeded our current debt by $11.6 million at September 30, 2002. In the previous year, our current debt exceeded our cash and cash equivalents by $17.5 million.

Shareholders’ equity increased 11%, resulting primarily from 2002 net earnings in excess of cash dividend payments.

Cash Flows

In thousands for the year
ended September 30,	2003	2002	2001

Net cash provided by operating activities	$60,775	$91,394	$87,293
Net cash used in investing activities	(75,701)	(48,211)	(61,699)
Net cash provided by (used in) financing activities	8,325	(24,514)	(23,521)

2003 Compared to 2002 and Outlook

Net cash flows provided by operating activities decreased by 34% in 2003 from 2002, primarily due to a reduction in net earnings. The impact of the non-cash charges for the cumulative effect of an accounting change and an equipment impairment loss in 2002 were largely offset by relative changes in deferred income taxes and operating assets and liabilities in 2003 as compared to 2002.

Net cash flows used for investing activities increased by $27.5 million in 2003 as compared to 2002. This change primarily resulted from Industrial Controls’ business acquisitions, for which payments totaling $57.7 million were made in 2003 compared to $25.8 million in 2002. We also reduced our capital expenditures in Industrial Controls by $3.0 million and in Aircraft Engine Systems by $1.3 million.

Net cash flows for financing activities changed by $32.8 million between 2002 and 2003. Our net borrowings increased in 2003 by $27.5 million, compared to a reduction of $10.7 million in 2002. The higher borrowings are primarily related to the increase in cash used for business acquisitions in 2003 as compared to 2002. In addition, we acquired $9.5 million of treasury stock in 2003. These stock purchases were made in connection with a November 20, 2002, authorization by the Board of Directors to repurchase up to $20 million of our common stock from time to time in open market and private transactions over the two years following the authorization. Dividends were approximately the same in both years.

Outlook: Future cash flows from operations and available revolving lines of credit are expected to be adequate to meet our cash requirements over the next twelve months. Payments of our $75 million of senior notes are not due until the 2006-2012 timeframe. Also, we have a $100 million line of credit facility that includes an option to increase the amount of the line up to $175 million that does not expire until March 14, 2006. Despite these factors, it is possible business acquisitions could be made in the future that would require amendments to existing debt agreements and the need to obtain additional financing.

2002 Compared to 2001

Net cash flows provided by operating activities increased by 5% in 2002 over 2001. This improvement was predominantly due to relative changes in cash flows associated with accounts receivable and inventories, which more than offset relative changes in cash flows associated with income tax payments and other accruals. While net earnings for 2002 were lower than 2001, the 2002 measure included additional non-cash charges for the cumulative effect of an accounting change and an equipment impairment loss, reducing the cash flow impact of the decline.

Net cash flows used for investing activities decreased by $13.5 million in 2002 as compared to 2001. This change primarily resulted from business acquisition and divestiture activities of Industrial Controls. We made payments associated with Industrial Controls’ acquisitions and divestitures totaling $25.8 million in 2002 compared to $35.2 million in 2001. We also reduced Aircraft Engine Systems’ capital expenditures by $2.7 million.

Net cash flows used in financing activities were approximately the same in 2002 as in 2001. As previously indicated, we received proceeds from long-term debt totaling $75 million in 2002, which we principally used to repay debt that was due in 2002 and 2003. Under the terms of the new senior notes, the new debt is payable in seven equal annual installments beginning in 2006.

Recent Accounting Pronouncements

In November 2002, the Financial Accounting Standards Board issued FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” This Interpretation generally requires that a liability be recorded for the fair value of a guarantee obligation upon issuance of a guarantee and that certain disclosures be made, including a reconciliation of changes in product warranty liabilities. This Interpretation became effective for guarantees issued or modified after December 31, 2002, and its disclosure requirements became effective in our first quarter 2003. Adoption of this Interpretation has not had a material effect on our financial position and results of operations, although we have expanded our disclosure on product warranty liabilities in our interim and annual financial statements. Our annual disclosure may be found in Note L to the consolidated financial statements.

In December 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 148, “Accounting for Stock-Based Compensation - Transition and Disclosure.” In addition to providing alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation, this Statement amended disclosure requirements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. This Statement became effective in our first quarter 2003, and we adopted the disclosure provisions of the Statement at that time. Our annual disclosure may be found in Note A to the consolidated financial statements.

STATEMENTS OF CONSOLIDATED EARNINGS

Woodward Governor Company and Subsidiaries

	Year Ended September 30,
(In thousands except per share amounts)	2003	2002	2001

Net sales	$586,682	$679,991	$678,791

Costs and expenses:
Cost of goods sold	492,241	539,130	511,027
Selling, general, and administrative expenses	65,038	58,765	67,437
Amortization of intangible assets	4,870	3,748	7,055
Interest expense	4,635	5,109	7,554
Interest income	(870)	(635)	(967)
Other expense—net	829	3,194	730

Total costs and expenses	566,743	609,311	592,836

Earnings before income taxes and cumulative effect of accounting change	19,939	70,680	85,955
Income taxes	7,593	25,510	32,887

Earnings before cumulative effect of accounting change	12,346	45,170	53,068
Cumulative effect of accounting change, net of income taxes	—	(2,489)	—

Net earnings	$12,346	$42,681	$53,068

Reconciliation of reported to adjusted earnings:
Reported earnings before cumulative effect of accounting change	$12,346	$45,170	$53,068
Goodwill-related amortization, net of income taxes	—	—	2,875

Adjusted earnings before cumulative effect of accounting change	$12,346	$45,170	$55,943

Reported net earnings	$12,346	$42,681	$53,068
Goodwill-related amortization, net of income taxes	—	—	2,875

Adjusted net earnings	$12,346	$42,681	$55,943

Statements of Consolidated Earnings continued on next page.

Woodward Governor Company and Subsidiaries - Continued

	Year Ended September 30,
(In thousands except per share amounts)	2003	2002	2001

Basic per share amounts:
Reported earnings before cumulative effect of accounting change	$1.10	$3.99	$4.69
Goodwill-related amortization, net of income taxes	—	—	.25

Adjusted earnings before cumulative effect of accounting change	$1.10	$3.99	$4.94

Reported earnings before cumulative effect of accounting change	$1.10	$3.99	$4.69
Cumulative effect of accounting change, net of income taxes	—	(.22)	—

Reported net earnings	1.10	3.77	4.69
Goodwill-related amortization, net of income taxes	—	—	.25

Adjusted net earnings	$1.10	$3.77	$4.94

Diluted per share amounts:
Reported earnings before cumulative effect of accounting change	$1.08	$3.90	$4.59
Goodwill-related amortization, net of income taxes	—	—	.25

Adjusted earnings before cumulative effect of accounting change	$1.08	$3.90	$4.84

Reported earnings before cumulative effect of accounting change	$1.08	$3.90	$4.59
Cumulative effect of accounting change, net of income taxes	—	(.21)	—

Reported net earnings	1.08	3.69	4.59
Goodwill-related amortization, net of income taxes	—	—	.25

Adjusted net earnings	$1.08	$3.69	$4.84

Weighted-average number of basic shares outstanding	11,246	11,325	11,318
Weighted-average number of diluted shares outstanding	11,389	11,577	11,561

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS
Woodward Governor Company and Subsidiaries

	At September 30,
(In thousands except per share amounts)	2003	2002

Assets
Current assets:
Cash and cash equivalents	$24,058	$29,828
Accounts receivable, less allowance for losses of $2,601 for 2003 and $2,717 for 2002	87,807	76,406
Inventories	126,289	127,112
Income taxes receivable	1,782	—
Deferred income taxes	14,179	15,340
Other current assets	5,157	3,128

Total current assets	259,272	251,814

Property, plant, and equipment—net	124,144	123,622
Goodwill	133,620	115,265
Other intangibles—net	85,291	66,762
Deferred income taxes	6,429	17,885
Other assets	7,243	7,047

Total assets	$615,999	$582,395

Liabilities and shareholders’ equity
Current liabilities:
Short-term borrowings	$5,774	$16,185
Current portion of long-term debt	30,000	2,000
Accounts payable	26,703	22,739
Accrued liabilities	45,533	52,256
Income taxes payable	—	3,194

Total current liabilities	108,010	96,374

Long-term debt, less current portion	89,970	78,192
Other liabilities	57,215	52,928
Commitments and contingencies	—	—

Shareholders’ equity represented by:
Preferred stock, par value $.003 per share, authorized 10,000 shares, no shares issued	—	—
Common stock, par value $.00875 per share, authorized 50,000 shares, issued 12,160 shares	106	106
Additional paid-in capital	13,760	13,542
Unearned ESOP compensation	—	(1,418)
Accumulated other comprehensive earnings	9,625	2,823
Deferred compensation	4,377	—
Retained earnings	361,382	359,556

	389,250	374,609
Less: Treasury stock, at cost	24,069	19,708
Treasury stock held for deferred compensation	4,377	—

Total shareholders’ equity	360,804	354,901

Total liabilities and shareholders’ equity	$615,999	$582,395

See accompanying Notes to Consolidated Financial Statements.

STATEMENTS OF CONSOLIDATED CASH FLOWS
Woodward Governor Company and Subsidiaries

	Year Ended September 30,
(In thousands)	2003	2002	2001

Cash flows from operating activities:
Net earnings	$12,346	$42,68	$53,068

Adjustments to reconcile net earnings to net cash provided by operating activities:
Cumulative effect of accounting change, net of income taxes	—	2,489	—
Depreciation and amortization	32,418	32,088	32,732
Impairment loss on equipment	—	3,000	—
Net loss on sale of property, plant, and equipment	1,613	354	1,445
ESOP compensation expense	1,418	1,879	2,011
Deferred income taxes	8,540	1,243	1,303
Unrealized losses on derivatives	—	—	(1,374)
Reclassification of unrealized losses on derivatives to earnings	279	154	—
Changes in operating assets and liabilities, net of business acquisitions:
Accounts receivable	(1,759)	29,287	3,096
Inventories	13,725)	9,028	(25,126)
Accounts payable and accrued expenses	(6,031)	(20,635)	12,219
Income taxes payable	(4,695)	(14,563)	10,271
Other—net	2,921	4,389	(2,352)

Total adjustments	48,429	48,713	34,225

Net cash provided by operating activities	60,775	91,394	87,293

Cash flows from investing activities:
Payments for purchase of property, plant, and equipment	(18,802)	(22,898)	(26,903)
Proceeds from sale of property, plant, and equipment	770	439	404
Payments associated with sale of business	—	—	(3,985)
Business acquisitions, net of cash acquired	(57,669)	(25,752)	(31,215)

Net cash used in investing activities	(75,701)	(48,211)	(61,699)

Cash flows from financing activities:
Cash dividends paid	(10,707)	(10,731)	(10,526)
Proceeds from sales of treasury stock	1,043	389	381
Purchases of treasury stock	(9,503)	(286)	—
Net proceeds (payments) from borrowings under revolving lines	24,393	(25,149)	9,124
Proceeds from long-term debt	5,099	75,000	—
Payments of long-term debt	(2,000)	(63,737)	(22,500)

Net cash provided by (used in) financing activities	8,325	(24,514)	(23,521)

Effect of exchange rate changes on cash	831	617	(846)

Net change in cash and cash equivalents	(5,770)	19,286	1,227
Cash and cash equivalents, beginning of year	29,828	10,542	9,315

Cash and cash equivalents, end of year	$24,058	$29,828	$10,542

Supplemental cash flow information:
Interest expense paid	$4,884	$2,982	$8,058
Income taxes paid	3,399	38,140	19,769
Noncash investing:
Liabilities assumed in business acquisitions	5,832	5,040	501

See accompanying Notes to Consolidated Financial Statements.

STATEMENTS OF CONSOLIDATED SHAREHOLDERS’ EQUITY
Woodward Governor Company and Subsidiaries

	Year Ended September 30,
(In thousands except per share amounts)	2003	2002	2001

Common stock
Balance at beginning and end of year	$106	$106	$106

Additional paid-in capital
Balance at beginning of year	$13,542	$13,440	$13,295
Sale of treasury stock	(117)	102	145
Deferred compensation transfer	335	—	—

Balance at end of year	$13,760	$13,542	$13,440

Unearned ESOP compensation
Balance at beginning of year	$1,418	$3,297	$5,308
ESOP compensation expense	(1,418)	(1,879)	(2,011)

Balance at end of year	$—	$1,418	$3,297

Accumulated other comprehensive earnings
Balance at beginning of year	$2,823	$1,046	$3,045
Foreign currency translation adjustments, net of reclassification to earnings	6,368	2,823	(625)
Unrealized losses on derivatives	—	—	(1,374)
Reclassification of unrealized losses on derivatives to earnings	173	154	—
Minimum pension liability adjustment	261	(1,200)	—

Balance at end of year	$9,625	$2,823	$1,046

Deferred compensation
Balance at beginning of year	$—	$—	$—
Deferred compensation invested in the company’s common stock	4,377	—	—

Balance at end of year	$4,377	$—	$—

Retained earnings
Balance at beginning of year	$359,556	$327,276	$284,431
Net earnings	12,346	42,681	53,068
Cash dividends – $.9525 per common share in 2003 and $.93 per common share in 2002 and 2001	(10,707)	(10,533)	(10,526)
Cash dividend paid by subsidiary to minority shareholder	—	(198)	—
Tax benefit applicable to ESOP dividend and stock options	187	330	303

Balance at end of year	$361,382	$359,556	$327,276

Treasury stock, at cost
Balance at beginning of year	$19,708	$19,709	$19,945
Purchases of treasury stock	9,503	286	—
Sales of treasury stock	(1,160)	(287)	(236)
Deferred compensation transfer	(3,982)	—	—

Balance at end of year	$24,069	$19,708	$19,709

Treasury stock held for deferred compensation
Balance at beginning of year	$—	$—	$—
Deferred compensation transfer	4,317	—	—
Automatic dividend reinvestment	60	—	—

Balance at end of year	$4,377	$—	$—

Statements of Consolidated Shareholders’ Equity continued on next page.

STATEMENTS OF CONSOLIDATED SHAREHOLDERS’ EQUITY — Continued
Woodward Governor Company and Subsidiaries

	Year Ended September 30,
(In thousands except per share amounts)	2003	2002	2001

Total shareholders’ equity
Balance at beginning of year	$354,901	$318,862	$275,624
Effect of changes among components of shareholders’ equity:
Additional paid-in capital	218	102	145
Unearned ESOP compensation	1,418	1,879	2,011
Accumulated other comprehensive earnings	6,802	1,777	(1,999)
Deferred compensation	4,377	—	—
Retained earnings	1,826	32,280	42,845
Treasury stock, at cost	(4,361)	1	236
Treasury stock held for deferred compensation	(4,377)	—	—

Total effect of changes among components of shareholders’ equity	5,903	36,039	43,238

Balance at end of year	$360,804	$354,901	$318,862

Total comprehensive earnings
Net earnings	$12,346	$42,681	$53,068

Other comprehensive earnings:
Foreign currency translation adjustments, net of reclassification to earnings	6,368	2,823	(625)
Unrealized losses on derivatives	—	—	(1,374)
Reclassification of unrealized losses on derivatives to earnings	173	154	—
Minimum pension liability adjustment	261	(1,200)	—

Total other comprehensive earnings	6,802	1,777	(1,999)

Total comprehensive earnings	$19,148	$44,458	$51,069

Common stock, shares
Number of shares at beginning and end of year	12,160	12,160	12,160

Treasury stock, shares
Number of shares at beginning of year	832	838	848
Purchases of treasury stock	229	4	—
Sales of treasury stock	(37)	(10)	(10)
Deferred compensation transfer	(123)	—	—

Number of shares at end of year	901	832	838

Treasury stock held for deferred compensation, shares
Number of shares at beginning of year	—	—	—
Deferred compensation transfer	123	—	—
Automatic dividend reinvestment	1	—	—

Number of shares at end of year	124	—	—

See accompanying Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of dollars except per share amounts

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

Foreign currency translation: The assets and liabilities of substantially all subsidiaries outside the United States are translated at year-end rates of exchange, and earnings and cash flow statements are translated at weighted-average rates of exchange. Translation adjustments are accumulated with other comprehensive earnings as a separate component of shareholders’ equity and are presented net of tax in the statements of consolidated shareholders’ equity.

Stock-based compensation: We use the intrinsic value method to account for stock-based employee compensation under Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” and therefore we do not recognize compensation expense in association with options granted at or above the market price of our common stock at the date of grant. The following table presents a reconciliation of reported net earnings and per share information to pro forma net earnings and per share information that would have been reported if the fair value method had been used to account for stock-based employee compensation:

Year ended September 30,	2003	2002	2001

Reported net earnings	$12,346	$42,681	$53,068
Compensation expense using the fair value method, net of income tax	1,025	910	648

Pro forma net earnings	$11,321	$41,771	$52,420

Reported net earnings per share amounts:
Basic	$1.10	$3.77	$4.69
Diluted	1.08	3.69	4.59
Pro forma net earnings per share amounts:
Basic	$1.01	$3.69	$4.63
Diluted	0.99	3.61	4.53

Revenue recognition: We recognize sales when delivery of product has occurred or services have been rendered and there is persuasive evidence of a sales arrangement, selling prices are fixed or determinable, and collectibility from the customer is reasonably assured. Virtually all our sales are made on credit and result in accounts receivable. In the normal course of business, not all accounts receivable are collected and, therefore, we provide an allowance for losses of accounts receivable equal to the amount that we believe ultimately will not be collected.

Research and development costs: Expenditures related to new product development are charged to expense when incurred and totaled approximately $41,600 in 2003, $36,700 in 2002, and $30,400 in 2001.

Income taxes: Deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of the company’s assets and liabilities. We provide for taxes that may be payable if undistributed earnings of overseas subsidiaries were to be remitted to the United States, except for those earnings that we consider to be permanently reinvested.

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

ESOP Debt Guarantee: We guaranteed the payment of a loan obtained by the company’s Member Investment and Stock Ownership Plan, a qualified employee stock ownership plan (ESOP, in June 1992. The proceeds of the loan were used by the plan to buy 1,027,224 shares of the company’s common stock. The original amount of the ESOP debt was included in the company’s consolidated balance sheet as long-term debt and unearned ESOP compensation, a component of shareholders’ equity. Long-term debt was reduced as loan payments were made. Unearned ESOP compensation was reduced as shares were allocated to plan participants using the shares-allocated method. At September 30, 2003, all debt has been repaid and all shares have been allocated. There were 58,276 unallocated shares at September 30, 2002, and 135,472 unallocated shares at September 30, 2001.

Reclassifications: Other assets were reclassified in the 2002 consolidated balance sheet to conform to the 2003 presentation.

Cumulative Effect of Accounting Change: We adopted Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” and the transition provisions of Statement No. 141, “Business Combinations,” both issued by the Financial Accounting Standards Board, on October 1, 2001. As a result of adopting these new standards, we completed the transitional goodwill impairment reviews required by the new standards and recognized an aftertax loss of $2,489 as a cumulative effect of an accounting change. In performing our impairment reviews, we estimated the fair values of the various reporting units using a present value method that discounted future cash flows as we expect marketplace participants would, and we further assessed the reasonableness of the estimates by using valuation methods based on market multiples. The resulting loss, which was related to an Industrial Controls reporting unit, was incurred to reduce goodwill to its implied fair value.

Adoption of these standards also resulted in the reclassification of $4,426 from other intangibles to goodwill on October 1, 2001. This amount was related to an assembled workforce. Based on goodwill that existed at September 30, 2001, these standards reduced amortization expense in 2002 and 2003 by approximately $4,900.

New Accounting Standards: In November 2002, the Financial Accounting Standards Board issued FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” This Interpretation generally requires that a liability be recorded for the fair value of a guarantee obligation upon issuance of a guarantee and that certain disclosures be made, including a reconciliation of changes in product warranty liabilities. This Interpretation became effective for guarantees issued or modified after December 31, 2002, and its disclosure requirements became effective in our first quarter 2003. Adoption of this Interpretation has not had a material effect on our financial position and results of operations, although we have expanded our disclosure on product warranty liabilities in our interim and annual financial statements.

In December 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 148, “Accounting for Stock-Based Compensation - Transition and Disclosure.” In addition to providing alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation, this Statement amended disclosure requirements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. This Statement became effective in our first quarter 2003, and we adopted the disclosure provisions of the Statement at that time.

B. Business acquisitions:

In May 2003, we acquired 100 percent of the common stock of Synchro-Start Products, Inc., and in August 2003 we acquired assets and assumed certain liabilities of Barber-Colman Dyna Products, a division of Invensys Building Systems, Inc. Synchro-Start Products, Inc. specializes in the design and manufacture of actuators, solenoids, and controls for industrial engines and equipment. Barber-Colman Dyna Products manufactures and distributes controls for off-highway diesel and gas engines and mobile industrial equipment. Our cost for these acquisitions totaled $58,640, of which $16,496 was recognized as goodwill, $16,830 was recognized as customer relationships, and $5,840 was recognized as other intangibles, all in the Industrial Controls segment. We are using weighted-average amortization periods of eleven years for customer relationships, seven years for other intangibles, and eight years in the aggregate. The total amount of goodwill is expected to be fully deductible for income tax purposes. If we had completed these acquisitions on October 1, 2001, net sales and net earnings for 2003 and 2002 would not have been materially different from amounts reported in the statements of consolidated earnings.

The cost of the Barber-Colman Dyna Products acquisition referred to in the previous paragraph, and the related allocation of the acquisition cost, is subject to change. The purchase price for the assets acquired may increase or decrease based on a purchase price adjustment procedure customary to asset purchase agreements. The current purchase price reflected in the financial statements is $8,000. Also, we are in the process of finalizing valuations of other intangibles and estimates of liabilities associated with exiting a Barber-Colman facility. We expect settlement of the purchase price adjustment, if any, and the final purchase price allocation will be completed before the end of March 2004.

In January 2002, we acquired the capital stock of Leonhard-Reglerbau Dr.-Ing. Adolf Leonhard GmbH, and in March 2002, we acquired certain assets and assumed certain liabilities of Nolff’s Carburetion, Inc. Leonhard-Reglerbau specializes in the design, manufacture, and sale of control, protection, and monitoring devices for power generation equipment. Nolff’s manufactures and sells natural gas and propane fuel systems for small industrial engines. Our cost for these acquisitions totaled $25,313, of which $17,484 was recognized as goodwill, $1,000 was recognized as customer relationships, and $4,227 was recognized as other intangibles, all in the Industrial Controls segment. We are using weighted-average amortization periods of five years for customer relationships, six years for other intangibles, and six years in the aggregate. The amount of goodwill expected to be fully deductible for income tax purposes is $11,391. If we had completed the acquisitions on October 1, 2000, net sales and net earnings for 2002 and 2001 would not have been materially different from amounts reported in the statements of consolidated earnings.

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

C. Impairment loss on equipment:

In 2002, we reduced the carrying value of certain Industrial Controls manufacturing equipment to its estimated fair value, which was based on a present value technique involving multiple cash flow scenarios. The resulting loss totaled $3,000 and was recognized as other expense in the statement of consolidated earnings. We sold this manufacturing equipment in 2003.

D. Income taxes:

Income taxes consisted of the following:

Year ended September 30,	2003	2002	2001

Current:
Federal	$606	$16,784	$23,884
State	292	2,288	3,064
Foreign	2,294	5,125	6,603
Deferred	4,401	1,313	(664)

	$7,593	$25,510	$32,887

Earnings before income taxes and cumulative effect of accounting change by geographical area, consisted of the following:

Year ended September 30,	2003	2002	2001

United States	$22,279	$65,463	$71,820
Other countries	(2,340)	5,217	14,135

	$19,939	$70,680	$85,955

Deferred income taxes presented in the consolidated balance sheets are related to the following:

At September 30,	2003	2002

Deferred tax assets:
Postretirement and early retirement benefits	$18,579	$17,933
Foreign net operating loss and state tax credits	16,528	11,943
Inventory	7,490	7,219
Other	20,077	26,899
Valuation allowance	(16,528)	(12,033)

Total deferred tax assets, net of valuation allowance	46,146	51,961

Deferred tax liabilities:
Intangibles—net	(15,185)	(11,401)
Other	(10,353)	(7,335)

Total deferred tax liabilities	(25,538)	(18,736)

Net deferred tax assets	$20,608	$33,225

We have not provided for taxes on $21,440 of undistributed foreign earnings that we consider permanently reinvested. These earnings could become subject to income taxes if they are remitted as dividends, are loaned to the company, or if we sell our stock in the subsidiaries. However, we believe that foreign tax credits would largely offset any income tax that might otherwise be due.

We recorded a valuation allowance to reflect the estimated amount of deferred tax assets that may not be realized primarily due to foreign net operating loss carryforward limitations. Remaining deferred tax assets are expected to be realized through future earnings. The changes in the valuation allowance were as follows:

Year ended September 30,	2003	2002

Beginning balance	$(12,033)	$(10,936)
Foreign net operating loss carryforward	(4,999)	(2,137)
State net operating loss carryforward	414	(10)
State capital loss utilization	90	—
Capital loss carryback utilization	—	1,050

Ending balance	$(16,528)	$(12,033)

The reasons for the differences between our effective income tax rate and the United States statutory federal income tax rate were as follows:

Percent of pretax earnings,
year ended September 30,	2003	2002	2001

Statutory rate	35.0	35.0	35.0
State income taxes, net of federal tax benefit	3.0	2.6	2.2
Foreign loss effect	9.7	2.2	1.5
Foreign tax rate differences	(3.3)	(1.1)	0.1
Foreign sales benefits	(3.9)	(1.6)	(1.1)
ESOP dividends on allocated shares	(2.7)	—	—
Capital loss utilization	—	(1.5)	—
Other items—net	0.3	0.5	0.6

Effective rate	38.1	36.1	38.3

E. Earnings per share:

Year ended September 30,	2003	2002	2001

Earnings before cumulative effect of accounting change (A)	$12,346	$45,170	$53,068

Determination of shares, in thousands:
Weighted-average shares of common stock outstanding (B)	11,246	11,325	11,318
Assumed exercise of stock options	143	252	243

Weighted-average shares of common stock outstanding assuming dilution, in thousands (C)	11,389	11,577	11,561

Earnings before cumulative effect of accounting change:
Basic per share amount (A/B)	$1.10	$3.99	$4.69
Diluted per share amount (A/C)	1.08	3.90	4.59

In 2003, the weighted-average shares of common stock outstanding includes 71 shares for deferred compensation obligations that are payable in actual shares of our common stock.

The following stock options were outstanding during 2003, 2002, and 2001 but were not included in the computation of diluted earnings per share because the options’ exercise prices were greater than the average market price of the common shares during the respective periods:

Year ended September 30,	2003	2002	2001

Options	435,230	12,543	4,884
Weighted-average exercise price	$47.12	$70.28	$69.73

F. Inventories:

At September 30,	2003	2002

Raw materials	$6,017	$5,499
Component parts	76,151	77,004
Work in process	27,237	27,095
Finished goods	16,884	17,514

	$126,289	$127,112

G. Property, plant, and equipment:

At September 30,	2003	2002

Land	$10,049	$8,046
Buildings and improvements	145,779	136,771
Machinery and equipment	247,767	242,487
Construction in progress	2,239	3,312
	405,834	390,616
Less accumulated depreciation	281,690	266,994

Property, plant, and equipment—net	$124,144	$123,622

H. Goodwill:

Year ended September 30,	2003	2002

Industrial Controls:
Beginning balance	$53,143	$37,849
Goodwill acquired	16,496	17,784
Reclassification of assembled workforce	—	159
Cumulative effect of accounting change	—	(4,015)
Foreign currency exchange rate changes	1,859	1,366

Ending balance	$71,498	$53,143

Aircraft Engine Systems:
Beginning balance	$62,122	$57,855
Reclassification of assembled workforce	—	4,267

Ending balance	$62,122	$62,122

Consolidated:
Beginning balance	$115,265	$95,704
Goodwill acquired	16,496	17,784
Reclassification of assembled workforce	—	4,426
Cumulative effect of accounting change	—	(4,015)
Foreign currency exchange rate changes	1,859	1,366

Ending balance	$133,620	$115,265

I. Other intangibles—net:

At September 30,	2003	2002

Industrial Controls:
Customer relationships:
Amount acquired	$33,610	$16,780
Accumulated amortization	(3,615)	(2,379)

	29,995	14,401

Other:
Amount acquired	27,815	20,487
Accumulated amortization	(4,594)	(1,749)

	23,221	18,738

Total	$53,216	$33,139

Aircraft Engine Systems:
Customer relationships:
Amount acquired	$28,547	$28,547
Accumulated amortization	(5,075)	(4,124)

	23,472	24,423
Other:
Amount acquired	11,785	11,785
Accumulated amortization	(3,182)	(2,585)

	8,603	9,200

Total	$32,075	$33,623

Consolidated:
Customer relationships:
Amount acquired	$62,157	$45,327
Accumulated amortization	(8,690)	(6,503)

	53,467	38,824

Other:
Amount acquired	39,600	32,272
Accumulated amortization	(7,776)	(4,334)

	31,824	27,938

Total	$85,291	$66,762

Amortization expense associated with current intangibles is expected to be approximately $6,400 for each year 2004-2006, approximately $6,000 in 2007, and approximately $5,400 in 2008.

J. Short-term borrowings:

Short-term borrowings reflect borrowings under certain bank lines of credit. The total amount available under these lines of credit, including outstanding borrowings, totaled $30,608 at September 30, 2003, and $56,432 at September 30, 2002. Interest on borrowings under the lines of credit is based on various short-term rates. Several of the lines assess commitment fees. The lines, generally reviewed annually for renewal, are subject to the usual terms and conditions applied by the banks. The weighted-average interest rate for outstanding borrowings was 3.2% at September 30, 2003, 4.1% at September 30, 2002, and 4.8% at September 30, 2001.

K. Long-term debt:

At September 30,	2003	2002

Senior notes—6.39%	$75,000	$75,000
Term note—5.19%	11,655	—
Revolving line of credit facility	30,000	—
ESOP debt guarantee—8.01%	—	2,000
Fair value hedge adjustments:
Interest rate swap agreements	(256)	1,334
Unrecognized discontinued hedge gains	3,571	1,858

	119,970	80,192
Less current portion	30,000	2,000

	$89,970	$78,192

The senior notes, which are held by multiple institutions, and the term note, which is held by a bank in Germany, are uncollateralized. Required future principal payments of the senior notes and the term note at September 30, 2003, are $897 in 2005, $14,300 in 2006, $14,300 in 2007, $14,300 in 2008, and $42,858 thereafter.

The revolving line of credit facility involves uncollateralized financing arrangements with a syndicate of U.S. banks. We have $100,000 available under the revolving line of credit facility and an option to increase the amount of the line to $175,000. This line of credit facility expires March 14, 2006. Interest rates on borrowings under the line vary with LIBOR, the money market rate, or the prime rate. At September 30, 2003, we have classified all borrowing under this revolving line of credit facility as current.

We have effectively offset our exposure to changes in the fair value of a portion of the senior notes by entering into interest rate swap agreements. Under these agreements, we are swapping interest payments related to a notional amount of $55,000 at a fixed rate of 6.39% for rates that vary with LIBOR. The timing of these payments corresponds directly with interest payments due under the senior notes and we have assessed the swaps as having no hedge ineffectiveness. As a result, the fair value of these swap agreements is shown as an adjustment of long-term debt.

We also discontinued certain interest rate swaps that were previously designated as fair value hedges of long-term debt. This action resulted in a gain that will be recognized as a reduction of interest expense over the term of the associated hedged debt using the interest rate method of amortization. The unrecognized portion of the gain is presented as an adjustment to long-term debt.

Provisions of the debt agreements include covenants customary to such agreements that require us to maintain specified minimum or maximum financial measures and place limitations on various investing and financing activities. The agreements also permit the lenders to accelerate repayment requirements in the event of a material adverse event. Our most restrictive covenants require us to maintain a minimum consolidated net worth, a maximum consolidated debt to consolidated operating cash flow, a maximum consolidated debt to EBITDA, and a minimum EBIT to consolidated interest expense ratio, as defined in the agreements.

L. Accrued liabilities:

Year ended September 30,	2003	2002

Salaries and other member benefits	$17,005	$19,846
Warranties	6,113	6,356
Taxes, other than on income	3,591	4,058
Deferred compensation	2,328	7,701
Other items—net	16,496	14,295
	$45,533	$52,256

Salaries and other member benefits include accrued termination benefits totaling $2,199 at September 30, 2003 and $1,389 at September 30, 2002. Changes in accrued termination benefits were as follows:

	2003		2002

	Number of		Number of
Year ended September 30,	Members		Members

Industrial Controls:
Beginning balance	35	$1,349	—	$—
Expense:
Cost of goods sold	141	3,832	211	3,200
Selling, general, and administrative expenses	31	1,260	22	832
Terminations and payments	(152)	(4,404)	(198)	(2,683)

Ending balance	55	$2,037	35	$1,349

Aircraft Engine Systems:
Beginning balance	1	$40	—	$—
Expense:
Cost of goods sold	153	3,682	179	3,689
Selling, general, and administrative expenses	12	274	23	324
Terminations and payments	(164)	(3,892)	(201)	(3,973)

Ending balance	2	$104	1	$40

Nonsegment:
Beginning balance	—	$—	—	$—
Expense:
Selling, general, and administrative expenses	16	343	—	—
Terminations and payments	(16)	(285)	—	—

Ending balance	—	$58	—	$—

Consolidated:
Beginning balance	36	$1,389	—	$—
Expense:
Cost of goods sold	294	7,514	390	6,889
Selling, general, and administrative expenses	59	1,877	45	1,156
Terminations and payments	(332)	(8,581)	(399)	(6,656)

Ending balance	57	$2,199	36	$1,389

Terminations for which benefits were accrued impacted various manufacturing, selling, and administrative functions at locations worldwide and were made to better align staffing levels with expected demands. In addition, the majority of the terminations by Aircraft Engine Systems in 2003 were associated with the consolidation of our servovalve manufacturing operations in Buffalo, New York, into our Rockford, Illinois, manufacturing facility to achieve additional production cost efficiencies. We expect the majority of terminations that have been accrued for at September 30, 2003, to be completed by March 31, 2004.

Provisions of our sales agreements include product warranties customary to such agreements. We establish accruals for specifically identified warranty issues that are probable to result in future costs. We also accrue for warranty costs on a non-specific basis whenever past experience indicates a normal and predictable pattern exists. A reconciliation of accrued product warranties from September 30, 2002 to September 30, 2003 follows:

Balance at September 30, 2002	$6,356
Accruals related to warranties issued during the period	5,747
Accruals related to pre-existing warranties	(949)
Settlements of amounts accrued	(5,315)
Foreign currency exchange rate changes	274

Balance at September 30, 2003	$6,113

M. Deferred compensation plan:

We maintain a deferred compensation plan for key management members of the company. Individual member balances are accounted for as if they were held in specified investments, including common stock of the company. Deferred compensation balances are payable upon the retirement or other termination of a participating member, or as otherwise specified by plan documents. To the extent that balances are deemed invested in the common stock of the company, these payments are payable in actual shares of common stock. All remaining balances are payable in cash.

Deferred compensation obligations are reported as a component of equity or as an accrued expense. In 2003, we contributed 124,372 shares of common stock of the company into a trust established for the future settlement of deferred compensation obligations that are payable in actual shares of our common stock. Common stock held by the trust is reflected in the consolidated balance sheet as treasury stock held for deferred compensation, and the related deferred compensation obligation is reflected as a separate component of equity. The amounts recognized in both equity accounts are equal to the fair value of the common shares at the date of contribution, and neither account will be adjusted for subsequent changes in fair value. All deferred compensation balances payable in cash are reflected in the consolidated balance sheet as an accrued liability at fair value.

N. Retirement benefits:

We provide various benefits to eligible members of our company, including contributions to various defined contribution plans, pension benefits associated with defined benefit plans, and retirement healthcare benefits. The amount of expense associated with defined contribution plans totaled $11,010 in 2003, $11,927 in 2002, and $11,239 in 2001. Information regarding our retirement pension benefits and retirement healthcare benefits is provided in the tables on the next page.

Among the changes in the retirement pension benefit obligation and plan assets are increases due to a business acquisition that occurred in 2001. In the table on the next page, these increases are reflected in 2002, which is the year the amounts were determined. Plan amendments to retirement healthcare benefits in 2002 relate to changes in cost-sharing provisions.

For retirement healthcare benefits, we assumed net healthcare cost trend rates of 10.00% in 2004, decreasing gradually to 4.50% in 2009, and remaining at 4.50% thereafter. A 1.00% increase in assumed healthcare cost trend rates would have increased the total of the service and interest cost components by $1,251 and increased the benefit obligation at the end of the year by $13,698 in 2003. Likewise, a 1.00% decrease in the assumed rates would have decreased the total of service and interest cost components by $950 and decreased the benefit obligation by $10,574 in 2003.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of dollars except per share amounts)

	Retirement Pension Benefits				Retirement
	United States		Other Countries		Healthcare Benefits

At or for the year ended September 30,	2003	2002	2003	2002	2003	2002

Changes in benefit obligation:
Benefit obligation at beginning of year	$17,215	$14,369	$35,545	$15,424	$58,550	$49,996
Service cost	—	—	1,590	1,301	1,717	1,208
Interest cost	1,110	1,035	1,600	1,378	3,863	3,443
Contribution by plan participants	—	—	223	172	2,833	3,150
Net actuarial losses (gains)	39	2,117	(40)	2,990	9,796	17,458
Foreign currency exchange rate changes	—	—	2,638	1,323	111	117
Benefits paid	(370)	(315)	(1,769)	(2,371)	(6,521)	(7,122)
Plan amendments	—	9	—	—	—	(9,396)
Business acquisition	—	—	—	14,971	—	—
Curtailment loss	—	—	—	357	—	—
Settlement gains	—	—	—	—	—	(304)

Benefit obligation at end of year	17,994	17,215	39,787	35,545	70,349	58,550

Changes in plan assets:
Fair value of plan assets at beginning of year	9,052	9,839	23,484	12,372	—	—
Actual return on plan assets	1,439	(872)	2,525	(4,304)	—	—
Foreign currency exchange rate changes	—	—	1,868	1,305	—	—
Contributions by the company	1,466	400	1,358	1,339	3,688	3,972
Contributions by plan participants	—	—	223	172	2,833	3,150
Benefits paid	(370)	(315)	(1,769)	(2,371)	(6,521)	(6,818)
Business acquisition	—	—	—	14,971	—	—
Settlements	—	—	—	—	—	(304)

Fair value of plan assets at end of year	11,587	9,052	27,689	23,484	—	—

Funded status	(6,407)	(8,163)	(12,098)	(12,061)	(70,349)	(58,550)
Unamortized prior service cost	7	8	(93)	(92)	(8,888)	(9,396)
Unrecognized net losses	4,317	5,211	9,701	10,965	29,247	20,198
Unamortized transition obligation	—	—	666	691	—	—
Accumulated other comprehensive income	(1,273)	(1,088)	(292)	(848)	—	—

Net accrued benefit	$(3,356)	$(4,032)	$(2,116)	$(1,345)	$(49,990)	$(47,748)

	Retirement Pension Benefits

	United States			Other Countries

Year ended September 30,	2003	2002	2001	2003	2002	2001

Components of net periodic benefit cost:
Service cost	$—	$—	$—	$1,590	$1,301	$698
Interest cost	1,110	1,035	995	1,600	1,378	370
Expected return on plan assets	(741)	(801)	(943)	(1,293)	(1,318)	(363)
Amortization of unrecognized transition obligation	—	—	—	89	85	89
Recognized losses (gains)	235	1	(23)	593	—	—
Recognized prior service costs	1	—	—	(8)	(8)	(8)
Settlement or curtailment losses (gains)	—	—	—	—	357	—

Net periodic benefit cost	$605	$235	$29	$2,571	$1,795	$786

Increase (decrease) in minimum pension liability adjustment included in other comprehensive earnings	$185	$1,088	$—	$(555)	$848	$—

Applicable weighted-average assumptions:
Discount rate	6.00%	6.50%	7.25%	4.06%	4.29%	2.50%
Rate of compensation increase	5.00%	5.00%	5.00%	2.91%	5.98%	3.50%
Expected long-term rate of return on plan assets	8.25%	8.25%	8.25%	5.44%	3.22%	2.50%

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Retirement Healthcare Benefits

Year ended September 30,	2003	2002	2001

Components of net periodic benefit cost:
Service cost	$1,717	$1,208	$894
Interest cost	3,863	3,443	3,019
Expected return on plan assets	—	—	—
Amortization of unrecognized transition obligation	—	—	—
Recognized losses (gains)	767	22	(69)
Recognized prior service costs	(508)	—	—
Settlement or curtailment losses (gains)	—	(304)	—

Net periodic benefit cost	$5,839	$4,369	$3,844

Increase (decrease) in minimum pension liability adjustment included in other comprehensive earnings	$—	$—	$—

Applicable weighted-average assumptions:
Discount rate	6.00%	6.75%	7.25%
Rate of compensation increase
Expected long-term rate of return on plan assets

O. Stock option plan:

We have a stock option plan covering key management members and directors of the company. Options granted under the plan generally have a term of 10 years and vest evenly at the end of each year over four years from the date of grant. There were 2,100,000 shares of common stock authorized for issuance under the plan at September 30, 2003.

Changes in outstanding stock options were as follows:

		Weighted-
		Average
	Number	Exercise Price

Balance at September 30, 2000	630,172	$25.06
Options granted	162,979	44.08
Options exercised	(5,533)	28.68
Options canceled	(6,800)	29.77

Balance at September 30, 2001	780,818	28.96
Options granted	178,500	49.42
Options exercised	(9,100)	29.50
Options canceled	(14,000)	43.38

Balance at September 30, 2002	936,218	32.64
Options granted	125,000	46.86
Options exercised	(34,706)	27.31
Options canceled	(21,750)	44.96

Balance at September 30, 2003	1,004,762	$34.33

The weighted-average estimated fair value of options granted during the year, as measured at their grant date, was $14.85 in 2003, $16.03 in 2002, and $16.05 in 2001. These estimates were determined using the Black-Scholes option pricing model and the following weighted-average assumptions by grant year:

Year ended September 30,	2003	2002	2001

Risk-free interest rate	3.4%	4.5%	5.8%
Expected life	7 years	7 years	7 years
Expected volatility	35.0%	35.0%	30.0%
Expected dividend yield	2.5%	2.8%	1.7%

Stock options outstanding at September 30, 2003, consisted of the following:

		Options Outstanding		Options Exercisable

		Weighted-	Weighted-		Weighted-
		Average	Average		Average
		Exercise	Remaining		Exercise
Exercise Price Range	Number	Price	Life In Years	Number	Price

$16.625-$24.750	421,000	$22.36	4.1	394,550	$22.20
$30.594-$41.813	298,283	$36.56	5.6	223,783	$35.02
$47.720-$56.600	273,500	$48.75	8.3	51,625	$50.06
$69.220-$73.700	11,979	$70.33	7.2	11,979	$70.33

	1,004,762	$34.33	5.7	681,937	$29.36

There were 604,068 stock options exercisable at September 30, 2002, and 541,043 at September 30, 2001.

P. Shareholder rights plan:

We have a shareholder rights plan to protect shareholders against unsolicited attempts to acquire control of the company that do not offer what the Board of Directors believes to be an adequate price to all shareholders. In connection with this plan, a dividend of one preferred stock purchase right for each outstanding share of common stock was paid to shareholders in February 1996. Each right entitles its holder to purchase from the company one-four hundredth of a share of Series A Preferred Stock, par value $.003 per share, at a price of $75.00 (subject to adjustment, and restated for the January 1997 stock split. The rights may not be exercised or transferred apart from the company—s common stock until 10 days after it is announced that a person or group has acquired 15% or more of the outstanding common stock or 15 business days after it is announced that there is an offer (or an intent to make an offer by a person or group to acquire 15% or more of the outstanding common stock. The Board of Directors may extend the 15 business day period referred to above and may redeem the rights in whole (but not in part at a redemption price of $.003 per right at any time prior to an acquisition of 15% or more of the outstanding common stock by a person or group. The rights expire on January 17, 2006.

Q. Accumulated other comprehensive earnings:

Accumulated other comprehensive earnings, which totaled $9,625 at September 30, 2003, and $2,823 at September 30, 2002, consisted of the following items:

Year ended September 30,	2003	2002

Accumulated foreign currency translation adjustments:
Beginning balance	$5,243	$2,420
Translation adjustments	10,271	4,553
Taxes associated with translation adjustments	(3,903)	(1,730)

Ending balance	$11,611	$5,243

Accumulated unrealized derivative losses:
Beginning balance	$(1,220)	$(1,374)
Reclassification to interest expense	279	248
Taxes associated with interest reclassification	(106)	(94)

Ending balance	$(1,047)	$(1,220)

Accumulated minimum pension liability adjustments:
Beginning balance	$(1,200)	$—
Minimum pension liability adjustment	421	(1,936)
Taxes associated with minimum pension liability adjustments	(160)	736

Ending balance	$(939)	$(1,200)

R. Leases:

We have entered into operating leases for certain facilities and equipment with terms in excess of one year. Future minimum rental payments required under these leases are: $3,194 in 2004, $2,175 in 2005, $1,996 in 2006, $1,657 in 2007, $1,112 in 2008, and $4,189 thereafter. Rent expense for all operating leases totaled $4,125 in 2003, $4,507 in 2002, and $4,430 in 2001.

S. Contingencies:

We are currently involved in pending or threatened litigation regarding employment, environmental, and product liability matters, and arbitration proceedings regarding contractual matters arising from the normal course of business. We have accrued approximately $900 at September 30, 2003, and $1,000 at September 30, 2002, in accrued expenses for these matters, which represent our estimate of the most likely amount of losses that we believe will be incurred.

We also file income tax returns in various jurisdictions worldwide, which are subject to audit. Our income taxes receivable/payable include our estimate of the most likely amount of expenses that we believe will result from income tax audit adjustments.

In the event of a change in control of the company, we may be required to pay termination benefits to certain executive officers.

It is our opinion, after consultation with legal counsel, that additional liabilities, if any, resulting from these matters are not expected to have a material adverse effect on our financial condition, although such matters could have a material effect on our quarterly or annual operating results and cash flows when resolved in a future period.

T. Financial instruments:

The estimated fair values of our financial instruments were as follows:

At September 30,	2003	2002

Cash and cash equivalents	$24,058	$29,828
Interest rate swap agreements	(256)	1,334
Short-term borrowings	(5,774)	(16,185)
Long-term debt, including current portion	(123,521)	(83,897)

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

U. Segment information:

Our operations are organized based on the nature of products and related services provided and consist of two operating segments—Industrial Controls and Aircraft Engine Systems. Industrial Controls provides energy control systems and components primarily to OEMs of industrial engines, turbines, and other power equipment. Aircraft Engine Systems provides energy control systems and components primarily to OEMs of aircraft turbines.

The accounting policies of the segments are the same as those described in Note A. Intersegment sales and transfers are made at established intersegment selling prices generally intended to approximate selling prices to unrelated parties. Our determination of segment earnings does not reflect allocations of certain corporate expenses, which we designate as nonsegment expenses, and is before interest expense, interest income, income taxes, and the cumulative effect of accounting change. Segment assets consist of accounts receivable, inventories, property, plant, and equipment—net, goodwill, and other intangibles—net. Summarized financial information for our segments follows:

At or for the
year ended September 30,	2003	2002	2001

Industrial Controls:
External net sales	$332,755	$408,665	$384,145
Intersegment sales	697	842	808
Segment earnings (loss)	(11,588)	33,294	57,710
Goodwill-related amortization	—	—	1,891

Adjusted segment earnings (loss)	(11,588)	33,294	59,601

Segment assets	336,654	286,302	283,072
Depreciation and amortization	18,914	16,657	14,850
Capital expenditures	11,601	14,585	15,582

Aircraft Engine Systems:
External net sales	$253,927	$271,326	$294,646
Intersegment sales	2,016	2,752	2,919
Segment earnings	47,615	57,226	53,585
Goodwill-related amortization	—	—	2,587

Adjusted segment earnings	47,615	57,226	56,172

Segment assets	217,685	219,480	241,002
Depreciation and amortization	11,464	13,076	15,704
Capital expenditures	5,775	7,038	9,711

The differences between the total of segment amounts and the consolidated financial statements were as follows:

Year ended September 30,	2003	2002	2001

Total segment net sales and intersegment sales	$589,395	$683,585	$682,518
Elimination of intersegment sales	(2,713)	(3,594)	(3,727)

Consolidated net sales	$586,682	$679,991	$678,791

Total segment earnings	$36,027	$90,520	$111,295
Nonsegment expenses	(12,323)	(15,366)	(18,753)
Interest expense and income	(3,765)	(4,474)	(6,587)

Consolidated earnings before income taxes and cumulative effect of accounting change	$19,939	$70,680	$85,955

At September 30,	2003	2002	2001

Total segment assets	$554,339	$505,782	$524,074
Unallocated corporate property, plant, and equipment — net	2,812	3,385	4,505
Other unallocated assets	58,848	73,228	56,049

Consolidated total assets	$615,999	$582,395	$584,628

Differences between total depreciation and amortization and capital expenditures of our segments and the corresponding consolidated amounts reported in the statements of consolidated cash flows are due to unallocated corporate amounts. One customer accounted for more than 10% of consolidated net sales, impacting both the Industrial Controls and Aircraft Engine Systems segments, totaling approximately $151,000 in 2003, $212,000 in 2002, and $219,000 in 2001.

External net sales by geographical area, as determined by the location of the customer invoiced, were as follows:

Year ended September 30,	2003	2002	2001

United States	$332,986	$403,864	$429,020
Other countries	253,696	276,127	249,771

	$586,682	$679,991	$678,791

Property, plant, and equipment — net by geographical area, as determined by the physical location of the assets, were as follows:

At September 30,	2003	2002

United States	$92,326	$97,137
Other countries	31,818	26,485

	$124,144	$123,622

To the Board of Directors and Shareholders
Woodward Governor Company

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, cash flows and shareholders’ equity present fairly, in all material respects, the financial position of Woodward Governor Company and its subsidiaries at September 30, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note A to the consolidated financial statements, effective October 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (SFAS No. 142).

PricewaterhouseCoopers LLP
Chicago, Illinois
October 31, 2003

SELECTED FINANCIAL DATA
(In thousands of dollars except per share amounts)

Year ended September 30,	2003	2002	2001	2000

Net sales	$586,682	$679,991	$678,791	$597,385
Earnings (loss) before cumulative effect of accounting change	12,346	45,170	53,068	46,976 *
Goodwill-related amortization, net of income taxes	—	—	2,87	2,660

Adjusted earnings (loss) before cumulative effect of accounting change	12,346	45,170	55,943	49,636

Basic per share amounts:
Earnings (loss) before cumulative effect of accounting change	1.10	3.99	4.69	4.17 *
Goodwill-related amortization, net of income taxes	—	—	0.25	0.24

Adjusted earnings (loss) before cumulative effect of accounting change	1.10	3.99	4.94	4.41

Diluted per share amounts:
Earnings (loss) before cumulative effect of accounting change	1.08	3.90	4.59	4.15 *
Goodwill-related amortization, net of income taxes	—	—	0.25	0.24

Adjusted earnings (loss) before cumulative effect of accounting change	1.08	3.90	4.84	4.39

Cash dividends per share	0.9525	0.93	0.93	0.93
Income taxes	7,593	25,510	32,887	27,116
Interest expense, net of interest income	3,765	4,474	6,587	10,127
Depreciation expense	27,548	28,340	25,677	24,001
Amortization expense	4,870	3,748	7,055	6,418
Capital expenditures	18,802	22,898	26,903	27,416
Effective income tax rate	38.1%	36.1%	38.3%	36.6%
Adjusted earnings (loss) as percent of sales	2.1%	6.6%	8.2%	8.3%
Adjusted earnings (loss) as percent of beginning shareholders’ equity	3.5%	14.2%	20.3%	20.5%
Weighted-average basic shares outstanding in thousands	11,246	11,325	11,318	11,263
Weighted-average diluted shares outstanding in thousands	11,389	11,577	11,561	11,318

at September 30,

Working capital	$151,262	$155,440	$123,744	$100,836
Total assets	615,999	582,395	584,628	533,723
Long-term debt, less current portion	89,970	78,192	77,000	74,500
Total debt	125,744	96,377	105,061	118,284
Shareholders’ equity	360,804	354,901	318,862	275,624
Shareholders’ equity per diluted share	31.68	30.66	27.58	24.35
Percent of debt to debt-equity	25.8%	21.4%	24.8%	30.0%
Worker members	3,273	3,337	3,709	3,302
Registered shareholder members	1,576	1,592	1,652	1,742

[Additional columns below]

[Continued from above table, first column(s) repeated]

Year ended September 30,	1999	1998	1997	1996

Net sales	$596,904	$490,476	$442,216	$417,290
Earnings (loss) before cumulative effect of accounting change	30,829	21,592	18,140	22,178
Goodwill-related amortization, net of income taxes	2,770	1,293	578	346

Adjusted earnings (loss) before cumulative effect of accounting change	33,599	22,885	18,718	22,524

Basic per share amounts:
Earnings (loss) before cumulative effect of accounting change	2.74	1.90	1.58	1.92
Goodwill-related amortization, net of income taxes	0.24	0.12	0.05	0.03

Adjusted earnings (loss) before cumulative effect of accounting change	2.98	2.02	1.63	1.95

Diluted per share amounts:
Earnings (loss) before cumulative effect of accounting change	2.73	1.90	1.57	1.92
Goodwill-related amortization, net of income taxes	0.25	0.11	0.05	0.03

Adjusted earnings (loss) before cumulative effect of accounting change	2.98	2.01	1.62	1.95

Cash dividends per share	0.93	0.93	0.93	0.93
Income taxes	20,390	14,946	13,305	13,003
Interest expense, net of interest income	11,919	4,519	1,602	2,500
Depreciation expense	25,267	23,715	21,854	22,786
Amortization expense	6,769	2,927	983	608
Capital expenditures	22,789	20,862	21,152	21,163
Effective income tax rate	39.8%	40.5%	38.6%	37.0%
Adjusted earnings (loss) as percent of sales	5.6%	4.7%	4.2%	5.4%
Adjusted earnings (loss) as percent of beginning shareholders’ equity	15.3%	10.9%	9.0%	11.4%
Weighted-average basic shares outstanding in thousands	11,272	11,340	11,482	11,570
Weighted-average diluted shares outstanding in thousands	11,292	11,379	11,525	11,570

at September 30,

Working capital	$124,392	$119,506	$124,827	$121,103
Total assets	550,664	563,435	348,110	348,798
Long-term debt, less current portion	139,000	175,685	17,717	22,696
Total debt	180,953	213,645	30,604	42,868
Shareholders’ equity	241,992	220,102	210,614	207,995
Shareholders’ equity per diluted share	21.43	19.34	18.27	18.01
Percent of debt to debt-equity	42.8%	49.3%	12.7%	17.1%
Worker members	3,791	3,994	3,246	3,211
Registered shareholder members	1,866	1,907	1,994	2,029

[Additional columns below]

[Continued from above table, first column(s) repeated]

Year ended September 30,	1995	1994	1993

Net sales	$379,736	$333,207	$331,156
Earnings (loss) before cumulative effect of accounting change	11,936	(3,273)	13,389
Goodwill-related amortization, net of income taxes	245	307	204

Adjusted earnings (loss) before cumulative effect of accounting change	12,181	(2,966)	13,593

Basic per share amounts:
Earnings (loss) before cumulative effect of accounting change	1.03	(0.28)	1.13
Goodwill-related amortization, net of income taxes	0.02	0.03	0.01

Adjusted earnings (loss) before cumulative effect of accounting change	1.05	(0.25)	1.14

Diluted per share amounts:
Earnings (loss) before cumulative effect of accounting change	1.03	(0.28)	1.13
Goodwill-related amortization, net of income taxes	0.02	0.03	0.01

Adjusted earnings (loss) before cumulative effect of accounting change	1.05	(0.25)	1.14

Cash dividends per share	0.93	0.93	0.93
Income taxes	8,247	(1,922)	9,695
Interest expense, net of interest income	3,270	3,233	1,974
Depreciation expense	23,334	26,114	24,837
Amortization expense	452	500	419
Capital expenditures	18,988	16,515	18,335
Effective income tax rate	40.9%	37.0%	42.0%
Adjusted earnings (loss) as percent of sales	3.2%	(0.9)%	4.1%
Adjusted earnings (loss) as percent of beginning shareholders’ equity	6.3%	(1.4)%	6.2%
Weighted-average basic shares outstanding in thousands	11,623	11,765	11,889
Weighted-average diluted shares outstanding in thousands	11,623	11,765	11,889

at September 30,

Working capital	$116,364	$113,751	$107,809
Total assets	349,599	323,318	332,461
Long-term debt, less current portion	27,796	32,665	36,246
Total debt	62,960	61,591	58,258
Shareholders’ equity	197,903	193,846	206,222
Shareholders’ equity per diluted share	17.05	16.57	17.36
Percent of debt to debt-equity	24.1%	24.1%	22.0%
Worker members	3,071	3,439	3,264
Registered shareholder members	2,179	2,256	2,301

*  Earnings before cumulative effect of accounting change for 2000 include a gain from the sale of business of $25,500 before income taxes and $17,082 after income taxes, or $1.52 per basic share and $1.51 per diluted share.

Selected Quarterly Financial Data
unaudited

		2003 Fiscal Quarters				2002 Fiscal Quarters
(In thousands except per share data)	First	Second	Third	Fourth	First	Second	Third	Fourth

Net sales	$144,825	$146,159	$141,637	$154,061	$180,653	$174,864	$171,888	$152,586
Gross profit*	26,559	24,045	20,294	23,543	39,285	38,570	38,246	24,760
Earnings (loss) before cumulative effect of accounting change	6,265	4,511	(165)	1,735	13,719	13,623	14,611	3,217
Earnings (loss) before cumulative effect of accounting change:
Per basic share	0.55	0.40	(0.01)	0.15	1.21	1.20	1.29	0.28
Per diluted share	0.55	0.40	(0.01)	0.15	1.19	1.18	1.26	0.28
Cash dividends per share	0.2325	0.24	0.24	0.24	0.2325	0.2325	0.2325	0.2325
Common stock price per share:
High	49.45	44.68	44.43	50.30	60.10	72.77	74.65	60.22
Low	35.00	32.81	34.04	40.19	46.50	53.50	54.40	44.85
Close	43.50	34.83	43.01	43.39	58.25	68.80	59.12	47.40

*Gross profit represents net sales less cost of goods sold as reported in our statements of consolidated earnings.