Form 10-K, Exhibit 13
period 2004-09-30
WOODWARD GOVERNOR CO
filed 2004-12-09
CIK 108312

Exhibit 13

Woodward Governor Company

Annual Report

Woodward Governor Company
5001 North Second Street, P.O. Box 7001
Rockford, Illinois 61125-7001 USA
815-877-7441

www.woodward.com

STRONG AND FOCUSED

Our strengths lie within our people, our technologies, and our customer relationships. We apply our broad portfolio of technologies to solve complex fuel and combustion control applications.

Engine and turbine original equipment manufacturers (OEMs) depend on Woodward to address their market needs for lower emissions, higher reliability, and lower costs.

Today and in the future, Woodward will continue to develop and deliver systems, components, and services to meet unique aerospace, power generation, process industries, and transportation needs.

Business Description

Woodward designs, manufactures, and services energy control systems and components for aircraft and industrial engines and turbines. Leading OEMs throughout the world use our products and services in the power generation, process industries, transportation, and aerospace markets.

Contents

4	Financial Highlights
5-8	Dear Shareholders
8-12	Strong and Focused
13-57	Financial Review
62	Officer and Investor Information
IBC	Board of Directors

We use our energy control technologies to develop and produce components that we integrate into systems. Our systems and components help our customers satisfy their needs for reliable and cost effective power equipment that meets strict air quality standards.

WHAT DRIVES OUR BUSINESS

EMISSIONS

Achieving environmental standards. Global emissions regulations demand cleaner air now and in the future, while world economic factors necessitate improved fuel economy and use of alternative fuel sources. Woodward’s systems and component solutions help our power equipment customers meet environmental standards with improved reliability and efficiency.

GLOBALIZATION

Conducting global business locally. Business is changing as economies around the world become more connected. Woodward knows that doing business in a customer’s language and time zone enables us to better understand and serve them. With locations in China, India, and around the world, we are positioned to serve rapidly growing markets as well as other established economies.

SYSTEM SOLUTIONS

Solving challenges with innovation and integration. Customers demand technical solutions that meet their needs for efficiency, reliability, and cost. Our market strategy helps us deliver integrated systems and advanced components that meet stringent aerospace and industrial requirements. With experience in fuel and combustion control systems for engines and turbines of every size and application, Woodward is ready to solve tomorrow’s challenges.

MARKET STRATEGY

Technologies:

Technologies and components are integrated into energy control systems specifically designed for power equipment, focusing on emissions, reliability, cost, and service.

•	Fuel systems

•	Combustion control systems

•	Electronic controls and software

•	Systems integration

•	Services

Components:

•	Turbine valves and actuators

•	Engine valves and actuators

•	Diesel fuel Injection equipment

•	Fuel metering units

•	Engine and turbine electronic controls

•	Genset and switchgear controls

•	Gas turbine fuel nozzles

•	Ignition systems

•	Fuel pumps

•	Servovalves

•	Governors

Integrated Systems:

•	Total system solutions for power equipment applications

Power equipment:

Woodward systems and components are used in equipment that powers the world’s infrastructure. Original equipment manufacturers rely on Woodward as a single-source supplier for their critical fuel and combustion control needs.

•	Industrial diesel and gas engines

•	Industrial gas turbines

•	Steam turbines

•	Compressors

•	Gensets and switchgear

•	Aircraft gas turbines

•	Fuel cells

Our customers Include:

•	Caterpillar

•	Cummins

•	Kubota

•	Yanmar

•	Mitsubishi

•	Man

•	GE

•	Siemens

•	Dresser-Rand

•	Ingersoll-Rand

•	Daewoo

•	Hyundai

•	Rolls-Royce

•	Pratt & Whitney

•	US Government

•	Major airlines worldwide

•	Wärtsilä

•	DaimlerChrysler

Market applications:

By delivering integrated control solutions, Woodward is a global leader in the aerospace, process industries, transportation, and power generation markets.

•	Power generation

•	Transportation

•	Process industries

•	Aerospace

FINANCIAL HIGHLIGHTS

	Fiscal year ended September 30,
(In thousands except per share amounts and other year-end data)	2004	2003	2002
Operating Results
Net sales	$709,805	$586,682	$679,991
Earnings before cumulative effect of accounting change	31,382	12,346	45,170
Basic per share amount	2.78	1.10	3.99
Diluted per share amount	2.71	1.08	3.90
Cash Dividends per Share	0.96	0.9525	0.93
Year-end Financial Position
Working capital	197,524	151,262	155,440
Total assets	654,294	615,999	582,395
Long-term debt, less current portion	88,452	89,970	78,192
Shareholders’ equity	385,861	360,804	354,901
Other Year-end Data
Shareholders’ equity per diluted share	33.36	31.68	30.66
Worker members	3,287	3,273	3,337
Registered shareholder members	1,529	1,576	1,592

DEAR SHAREHOLDERS

“We have strong, solid relationships with our foundation customers, who are the world’s major engine and turbine manufacturers.”

2004 was a turnaround year for Woodward. We experienced solid growth in most of our markets, after two consecutive years of decline. However, the strength of the markets has not returned to the vigorous levels of 2000. The prospects of demand returning to 2000 levels within the next two years, assuming the economy cooperates, are reasonably good with the exception of large industrial gas turbines, which we believe will continue to strengthen, but most likely not return to the boom years of 2000 and 2001.

We converted this market growth into much improved operating margins for 2004. Our aircraft segment showed significant improvement year-over-year as a result of a higher mix of aftermarket business as well as efficiency improvements from the 2003 closure and integration of our Buffalo, New York servovalve operation into our Rockford, Illinois plant.

While we made improvements in our industrial business, we were not able to convert the additional sales into targeted operating margins. Supply chain problems, acquisition integration issues, and inefficiencies caused by the fast ramp-up in orders prevented the expected operating leverage from flowing through to the bottom line. Correcting these problems has been and will continue to be a primary focus in 2005.

In addition to these efforts, we recently announced our intention to consolidate our European businesses to eliminate two manufacturing operations and to integrate the work into other Woodward facilities.

We will also reduce our sales and service resources in Europe. This will improve our margins and allow us to reallocate our resources from Europe, where engine manufacturing is declining, so we can focus more resources in Asia, where engine manufacturers are moving and markets are growing.

Along with our facility in Tomisato, Japan and sales offices located throughout Asia, we have two wholly-owned operations in China, located in Tianjin and Suzhou. Through these facilities, we support our western original equipment manufacturers (OEM) activities in China, develop relationships with Chinese OEMs, and establish sourcing in the region.

We believe these actions and locations will best serve our customers and investors as we continue to integrate our recent acquisitions and expand our global presence for end markets and sourcing of components.

Our Strategy

Reducing emissions, improving operating efficiencies, and lowering costs remain the dominant drivers in our markets. To that end, through acquisitions, our own product development, and licensing agreements, we have put together a technology portfolio that gives us critical mass to meet these market challenges. Most recently, through the acquisition of Adrenaline Research, which had developed proprietary combustion sensing expertise, we added crucial technology to remain a leader in energy control solutions.

To leverage this knowledge, we have also committed to investing in a new combustion test facility at our Zeeland, Michigan location. We believe combustion control is key to achieving emission regulations in 2010 and beyond. Coupled with our existing strengths, the world-class test facility will support future systems development that focuses on the components necessary for aircraft and industrial combustion control. Building construction has begun, and we expect the facility to be completed by April 2005.

Helping Customers Meet Demands

We have strong, solid relationships with our foundation customers, who are the world’s major engine and turbine manufacturers. Our customers face many issues-emissions regulations, the need for high fuel efficiency, the drive for lower cost products, and the ability to respond quickly to the global market. We work closely with our customers early in the development and design stages, which enables us to anticipate their needs and deliver products to meet their specifications. In fiscal year 2004, we invested approximately $40 million, or about 6 percent of sales, in developing systems and products that will secure our future.

For example, we recently announced our role as fuel systems integrator with GE Transportation-Aircraft Engines for the new GEnx turbofan engine for the Boeing 7E7 Dreamliner. The Boeing 7E7, scheduled for entry into service in 2008, is expected to revolutionize widebody aircraft travel.

The GEnx contract win solidifies our role as a systems integrator, demonstrates the value of our new product development efforts, and continues our strong position with GE on their aircraft engine product lines. Industry analysts estimate the potential for our total fuel system program will exceed $400 million over the life of the program.

We engineer systems that enhance the competitiveness of our customers’ products by meeting stringent emissions regulations. For instance, we are developing the next generation of an engine control system for compressed natural gas (CNG) vehicles, the OH-2. Primarily for Asian markets, this system reduces emissions and increases fuel efficiency on urban bus and commercial truck engines without sacrificing driveability.

Similarly, we developed the MI-04 engine control system to meet 2004 emissions requirements for the mobile industrial engine market, and we are currently developing the MI-07 to meet more stringent 2007 emission standards. These systems use proven products that reduce emissions, increase engine performance, and offer ease of maintainability. By investing in the small engine market, we now can offer our customers total system solutions for their engines that power forklifts and other off-road vehicles.

Looking at 2004 and Beyond

Total company sales for 2004 were $709,805,000 and earnings were $31,382,000 or $2.71 per diluted share. The 2004 results included pretax workforce management costs of $12,868,000 related primarily to the consolidation of two manufacturing operations in Europe into existing operations. From our current vantage point, we believe our markets will continue to show growth over the next year and into 2006, and we are dedicated and positioned to capture the revenue and earnings growth opportunities.

The Sarbanes-Oxley Act has raised the visibility of corporate governance, which holds a place of high importance to our shareholders and has always been an area of focus for Woodward. We are actively working on requirements related to internal controls over financial reporting for Section 404 of the Act, and we are on target to meet the 2005 deadline.

This year brought a couple of changes to our Board of Directors. First, Rodney O’Neal resigned from our Board in March 2004 because he was unable to commit the time he felt was appropriate. We will miss his valuable participation in our strategic and operational deliberations.

Second, Larry E. Rittenberg, Ph.D., CIA, CPA, was elected as a director of the company, effective September 1, 2004. Professor Rittenberg is recognized for his knowledge and insight regarding corporate governance and internal auditing, areas that are a major focus in today’s business environment.

On November 18, 2004, Woodward announced plans for the transition of our chief financial officer role. Executive Vice President, CFO and Treasurer Stephen P. Carter has decided to retire from Woodward following the appointment and transition of his successor. During his 18-year tenure, Steve’s achievements and contributions were exemplary, including helping to manage our transformation to full public company status. Steve has been an outstanding colleague and advisor, and we will miss his strategic vision, broad range of capabilities, and professionalism.

I want to thank our Board of Directors for their guidance and our leaders and members for their hard work this year. They are the reason we had a successful year in building on our strengths and strategies for growth.

Woodward sets the standard for energy control system solutions for aerospace, industrial power systems, power generation, transportation, and process industries. We will continue to work within our strategies and structure to build a strong future.

John A. Halbrook

Chairman of the Board and Chief Executive Officer

December 8, 2004

STRONG IN OUR TECHNOLOGIES

Our core technologies focus on fuel delivery and combustion control for aircraft and industrial engines and turbines. Our engineers translate their knowledge and expertise into systems and components that help our customers provide reliable, low-cost, and low-emission energy control equipment.

In cooperation with Pratt & Whitney Canada (P&WC), an aircraft turbine manufacturer, Woodward evaluated and developed a technology concept for an engine fuel delivery system for the general aviation market. As the engine went from thought to creation, it became the P&WC PW600 engine family program.

We leveraged technologies from our small industrial turbine and engine applications and extended those technologies into aircraft engine control. Ultimately, we simplified the control system, which reduced component count, weight, and cost while enhancing engine performance.

As the system integrator, Woodward is responsible to provide the fuel pump, metering unit, sensors, harness, actuator, and ignition system for the PW610F, which will power the twin-engine Eclipse 500 business jet. Eclipse Aviation Corporation has experienced a strong demand for the entry-level jet for the general aviation and new “air taxi” marketplaces.

As engines and aircraft become more sophisticated, their systems require more information sharing and greater heat management capability. By developing, acquiring, and applying our technologies, we are finding solutions and contributing to the industry’s efforts to offer aircraft that are safer, easier, and less expensive to operate.

As the first new power generation concept in more than a decade, GE’s 100-megawatt LMS100? is a simple-cycle, high efficiency gas turbine. It is designed to provide fast starts, high availability and reliability, and low emissions.

The LMS100 represents a significant change in power generation technology. When developing the turbine, GE used technologies from its aeroderivative and industrial gas turbine experience.

Likewise, Woodward drew upon technologies from its aircraft and industrial business segments to provide the gas and liquid fuel metering system, water metering valves, liquid fuel pumps, variable-geometry servovalve actuators, and fuel nozzle premixers.

GE required a supplier with systems engineering expertise, the ability to meet its technical requirements, and the talent to design and manufacture reliable systems and components.

To meet GE’s requirements, Woodward tapped into expertise from operations that spanned the company, including technologies associated with pumps, pre-mixers, and valves. We also developed new digital driver and electric actuation technologies that are leveraged across the fuel metering system on the LMS100.

Through our advanced technologies, Woodward is able to meet GE’s fuel and actuation system needs for the world’s most efficient simple-cycle gas turbine.

Page 6 (left-right): Woodward technicians Jason Jerome, Terry Roby, and Ronda Hermann study results of a development test for fuel control system components for the Pratt & Whitney Canada PW610F engine. Page 7 (left-right): At a flow test stand, Woodward technician Tom Collard and engineer George Sanchez examine a prototype gas valve assembly for GE’s new LMS100™ gas turbine.

FOCUSED on SYSTEM SOLUTIONS

Woodward offers single-source system solutions to original equipment manufacturers for their fuel and combustion control needs, increasing our content per engine while lowering their costs.

STRONG IN OUR MARKETS

Serving leading engine and turbine original equipment manufacturers, Woodward solves key issues that drive their businesses-emissions, globalization, reliability, and cost.

The need for clean air and energy independence has resulted in new government requirements worldwide that expand the use of low-emission natural gas vehicles.

Particularly in China and other parts of Asia, governments are requiring urban bus and vehicle fleets to use compressed natural gas (CNG) or propane-fueled engines to increase reliance on locally available energy supplies and to reduce emissions.

In the last decade, Woodward developed and successfully marketed three generations of the OH-1 engine control system for heavy-duty CNG engines.

To meet the next round of engine emissions requirements and to serve the escalating Asian market, Woodward is introducing the next generation control system, the OH-2. With upgraded features, it will provide improved fuel, air, and combustion control for lower emissions, better fuel efficiency, and enhanced system performance.

Page 8: The OH-2 engine control system, being tested in Woodward’s dynamometer lab, will help customers meet upcoming emissions requirements. Inset: We will provide a suite of components for the GP7200 engine for the Airbus A380 jet, part of the widebody commercial aircraft market. Page 9: The commercial and military aircraft aftermarkets remained strong for Woodward in 2004. Test Stand Operator Pam Lindsey inspects a combustion control component for the US Air Force.

In the aerospace market, Woodward is represented on military engines that will power the frontline fighters of the future. We supply an augmentor spraybar for the F119 engine on the F/A-22 Raptor, and we are developing combustion components for the main and augmentor portions of the Pratt & Whitney F135 engine for the F-35 Joint Strike Fighter.

In recent years, we have been expanding our presence in the widebody aircraft market. We produce a hydromechanical unit for the GE90-115B, the exclusive engine on the Boeing 777-300ER and -200LR, and we developed a suite of components for the GP7200 engine for the Airbus A380 superjumbo jet.

We manufacture fuel nozzles, fuel metering units, and air modulating valves for the IAE V2500 engine used on the popular narrow body Airbus A319/320/321 family of aircraft.

We are gaining market share in the commercial and military aftermarkets by focusing on repair, overhaul, and replacement of both Woodward and non-Woodward components.

For example, we are repairing Woodward components and replacing competitors’ components for the IAE V2500 engine. Also, the US Air Force is updating the engine configurations for F15 and F16 fighter jets, and we are supplying combustion control components.

Additionally, we developed a repair and overhaul process for an engine combustion system component for the KC-135 fuel delivery tanker and B52 long-range bomber.

Our strength in vital global markets positions us to offer solutions to issues that drive our customers’ businesses.

LEADER in VITAL GLOBAL MARKETS

Woodward’s advanced systems and component solutions address key drivers in the aerospace, power generation, transportation, and process industries markets. We continue to gain market share by providing solutions for our customers.

STRONG IN OUR RELATIONSHIPS

Strong customer relationships are a Woodward hallmark. As a supplier, we cultivate our relationships by listening to the needs of our engine and turbine customers and by offering solutions that benefit them and their end users.

For decades, Woodward and our customers have worked together to provide fuel control system solutions for the industrial and aircraft markets. We support GE with on-site representatives at their aircraft engine facility, and our industrial combustion system operation is located near one of their plants.

Woodward’s on-site representatives focus on current and future development efforts, ensuring the voice of the customer is heard. Our engineers have earned increasing levels of responsibility in the joint development of Woodward components for both GE Transportation and GE Energy.

Our relationship with GE Transportation-Aircraft Engines contributed to our successful bid to be the fuel system integrator for the new GEnx turbofan engine for the widebody Boeing 7E7 Dreamliner.

As system integrator, Woodward is responsible for the specifications, development, certification, production and support of the fuel system, which manages fuel pumping and metering, engine actuation and control, heat management, and fuel filtration.

In building strong relationships, we have worked with Daewoo Heavy Industries and Machinery and NGVI, an engine packager, for almost a decade. By coupling technical expertise with our team approach, we have helped Daewoo and NGVI solve many complex challenges in the heavy-duty industrial engine market.

Woodward teamed with Daewoo and NGVI to develop the MI-04 engine control system for the small mobile industrial engine market. The system helps engine and equipment manufacturers reduce emissions and increase engine performance.

With the MI-04 system, Woodward extended the relationship beyond our system and component development scope to support Daewoo and NGVI in the field.

Before production release of the system, we worked together to develop a training program for Daewoo’s distributors and sales and service managers. The training program also educates service managers on use and maintenance of the advanced MI-04 system.

With a thorough knowledge of Woodward’s engine control features and benefits, Daewoo’s sales and service organization can address questions about the mobile equipment more effectively.

Currently, we are developing the MI-07 engine control system to meet more stringent 2007 emission standards. The close relationship forged between Woodward, Daewoo, and NGVI has been instrumental to our mutual success.

DEDICATED to our CUSTOMER BASE

Our customer relationships are built on trust because we first listen, then analyze, suggest, develop, and manufacture advanced engine fuel control systems and components.

Page 10 and center: Our customer-focused activities range from concurrent design engineering to proactive production meetings. Page 11: Building on our close relationship with Daewoo, we solve many complex challenges in the small mobile industrial engine market.

STRONG FINANCIALLY

A strong financial base affords a company the resources to invest in its future. At Woodward, it allows us the flexibility to fund new product development, to execute our acquisition strategy, and to attract and retain talented employees who are recognized as a competitive advantage in the industry.

As a financially secure company, we can concentrate on key initiatives that will help us continue to address our customers’ needs now and in the future. One of many plans in progress is establishing a common set of product design tools and processes that incorporate Six Sigma and lean approaches across our aircraft and industrial businesses.

This type of standardization and discipline leads to ongoing improvements in our product development efforts, which enables us to offer our customers market-leading solutions.

Sound investments lay the groundwork for future opportunities with our customers. To support the growth of our systems capabilities, test facilities are under construction for both combustion and fuel systems. When completed in fiscal year 2005, we will use these facilities to test innovative products and control solutions that will lead to improved efficiencies and reduced emissions.

With a strategic partner mindset and continued investments in technologies, products, and people, we set the global standard for energy control system solutions.

FOCUSED on the FUTURE

As we successfully leverage our investments across our core markets, we bring added value to our customers and shareholders.

WOODWARD

2004 ANNUAL REPORT

14 — Management’s Discussion and Analysis
34 — Consolidated Financial Statements
58 — Report of Independent Registered Public Accounting Firm
59 — Selected Quarterly Financial Data
60 — Selected Financial Data

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

PricewaterhouseCoopers LLP, the company’s independent registered public accounting firm, audit the company’s financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Their report on these financial statements follows the notes to consolidated financial statements.

The audit committee of the company’s Board of Directors, which consists of directors who are not officers or employees of the company, meets with management and PricewaterhouseCoopers LLP to review and discuss the audited financial statements, along with other matters.

John A. Halbrook
Chairman and
Chief Executive Officer

Stephen P. Carter
Executive Vice President,
Chief Financial Officer and Treasurer

MANAGEMENT’S DISCUSSION AND ANALYSIS

We prepared the following discussion and analysis to help you better understand our financial condition, changes in our financial condition, and results of operations. This discussion should be read with the consolidated financial statements.

Overview

Our business is focused on the design, manufacture, and servicing of energy control systems and components for aircraft and industrial engines, turbines, and other power equipment. We use technologies in the areas of fuel systems, combustion control, electronic controls and software, and systems integration to develop components and integrated systems that we sell to OEMs (original equipment manufacturers) for use in power equipment for the power generation, process industries, transportation, and aerospace markets.

We have two operating segments-Industrial Controls and Aircraft Engine Systems. Industrial Controls provides energy control systems and components primarily to OEMs of industrial engines, turbines, and other power equipment. Aircraft Engine Systems provides energy control systems and components primarily to OEMs of aircraft turbines. We use segment information internally to assess the performance of each segment and to make decisions on the allocation of resources.

There has been a lot of volatility in the markets we serve in recent years, and our sales and earnings reflect the results of that volatility. Virtually all of our OEM customers had lower shipment volumes in 2003 as compared to 2002. These decreases were most evident among customers shipping large gas turbines used in power generation, which experienced decreases of over 40%. Our markets were affected by bankruptcies and financial difficulties of certain large utility companies, the aftermath of the events of September 2001, and uncertainty about the economy in general. As a result, purchases of discretionary capital equipment decreased.

While we saw improved market conditions in 2004, they were still not at the levels they were before the declines began.

With our fixed cost base and our decision to maintain our research and development activities at similar levels, the effect of sales changes on our earnings in 2004 and 2003 was significant. As sales decreased in 2003, the ratio of fixed costs to variable costs increased and reduced earnings. As sales returned in 2004, the ratio of fixed costs to variable costs decreased, increasing earnings.

The changes in our markets have also affected our decisions in managing our workforce. Over the last three years, we have taken actions to better align staffing levels with expected demand and to consolidate manufacturing operations to streamline our organization and gain production cost efficiencies. The most recent actions will be implemented in 2005 and the first half of 2006, and primarily involve the consolidation of certain manufacturing operations in The Netherlands, United Kingdom, and Japan with existing operations in the United States, Germany, and China. Once fully implemented, we expect the most recent actions will generate annual savings of $9 million to

$11 million on a pretax basis. The related cost for the actions is estimated at $17 million, of which $14 million was recognized in 2004.

In the sections that follow, we are providing information to help you better understand factors that may affect our future results, our critical accounting policies and market risks, our results of operations and financial condition, and the effects of recent accounting pronouncements.

Factors That May Affect Future Results

This annual report contains forward-looking statements, including:

•	Projections of sales, earnings, cash flows, or other financial items;

•	Descriptions of our plans and objectives for future operations;

•	Forecasts of future economic performance; and

•	Descriptions of assumptions underlying the above items.

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

Important factors that could individually, or together with one or more other factors, affect our business, results of operations and/or financial condition include, but are not limited to, the following:

•     General business and economic conditions, including the strength of the global economy (particularly the economies of the United States, Europe, and Asia), fluctuations in exchange rates of foreign currencies against the United States dollar (primarily currencies of European and Asian countries), and fluctuations in interest rates (primarily LIBOR), which affect our cost of borrowings;

•     Industry-specific business and economic conditions, including the strength of manufacturers of industrial engines, turbines and other power equipment for power generation, transportation, and process industries markets, manufacturers of aircraft turbines for commercial and military markets, commercial airlines, and generators of electric power;

•     Significant geopolitical events and actions that impact business and economic conditions, including acts or threats of terrorism, actions taken by the United States or other governments in response to acts or threats of terrorism, and trade embargoes;

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

•     Our ability to continue to develop innovative new products and product enhancements that are accepted by our customers and markets in accordance with our project schedules and resource plans;

•     Our ability to consolidate manufacturing operations in The Netherlands, United Kingdom, and Japan with existing operations in the United States, Germany, and China in accordance with the timeframes, cost estimates, and annual savings estimates anticipated;

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

Critical Accounting Policies

We consider the accounting policies used in preparing our financial statements to be critical accounting policies when they are both important to the portrayal of our financial condition and results of operations, and require us to make difficult, subjective, or complex judgments. Critical accounting policies normally result from the need to make estimates about the effect of matters that are inherently uncertain. Management has discussed the development and selection of our critical accounting policies with the audit committee of the company’s Board of Directors, and the audit committee has reviewed the disclosures that follow.

In each of the following areas, our judgments, estimates, and assumptions are impacted by conditions that change over time. As a result, in the future there could be changes in our assets and liabilities, increases or decreases in our expenses, and additional losses or gains that are material to our financial condition and results of operations.

Goodwill

Goodwill, which is included in the segment assets of both Industrial Controls and Aircraft Engine Systems, totaled $131.6 million at September 30, 2004, representing 20% of total assets. We began testing goodwill for impairment on an annual basis in 2002 and we test goodwill for impairment more often if circumstances require. As a result of adopting new accounting standards on October 1, 2001, we recognized a pretax impairment loss of $4.0 million to reduce goodwill of an Industrial Controls reporting unit to its implied fair value. Subsequent annual impairment tests in 2002, 2003, and 2004 did not result in any impairment losses.

Estimates and assumptions, the most important of which are used to estimate the fair value of reporting units within the company, impact the results of our goodwill impairment tests. To estimate the fair value of reporting units, we estimate future cash flows, discount rates, and transaction multiples that we believe a marketplace participant would use in an arm’s length transaction.

To assess the effect on our annual impairment tests in 2004 if different assumptions had been used, we separately measured the effects of a hypothetical 20% reduction in estimated cash flows, a 20% increase in the discount rates used, and a 20% reduction in the transaction multiples used. While each of these changes would have reduced the estimated fair value of reporting units within the company, none of them individually would have resulted in an impairment loss in 2004.

Other long-lived assets

As discussed here, our other long-lived assets consist of property, plant, and equipment, and other intangibles, which are included in the segment assets of both Industrial Controls and Aircraft Engine Systems. Long-lived assets totaled $203.0 million at September 30, 2004, and represented 31% of total assets. To the extent a long-lived asset was acquired in a business acquisition, its initial cost is equal to its estimated fair value. In 2004, the total amount of long-lived assets acquired in business acquisitions totaled $6.0 million. We depreciate or amortize long-lived assets over their estimated useful lives. Depreciation expense and amortization expense associated with these assets totaled $32.8 million in 2004, $32.4 million in 2003, and $32.1 million in 2002. We also test long-lived assets for recoverability whenever events or changes in circumstances indicate that the carrying values may not be recoverable. We recognized an impairment loss of $3.0 million in 2002.

Judgment is required to determine the fair value of long-lived assets acquired in business acquisitions. The valuation of land and buildings and improvements considers factors such as the size, condition, and utility of the property and sales prices of similar property in the approximate vicinity of the acquired property. The valuation of machinery and equipment considers factors such as the estimated replacement cost of the equipment less deductions for loss of value arising from condition, utility, and age of the equipment.

The valuation of identifiable intangible assets is based on techniques that are dependent upon factors such as expected future cash flows, estimated fair value royalty rates, and discount rates. For our 2004 acquisition, we determined the fair value of tangible and identifiable intangible assets acquired were approximately equal to our cost of the acquisition and we did not record any goodwill. While we believe our valuations of long-lived assets is appropriate, we also believe the valuations of long-lived assets acquired in our 2004 business acquisition could reasonably have been up to 20% higher or lower-or $1.2 million-than the actual amounts determined. If our fair value determinations had been lower, we would have recorded goodwill. However, there would not have been a significant change had our fair value determinations been higher.

The selection of useful lives for depreciation and amortization purposes requires judgment. If we had increased the remaining useful life of all assets being depreciated and amortized by one year,

depreciation and amortization expense would have decreased, and the year-end carrying value of long-lived assets would have increased, by approximately $4.2 million in 2004. Similarly, if we had decreased the remaining useful lives by one year, depreciation and amortization expense would have increased, and the year-end carrying value of long-lived assets would have decreased, by approximately $5.7 million in 2004. (The results of this sensitivity analysis ignore the impact of individual assets that might have become fully depreciated or amortized during 2004 had these hypothetical changes been made.)

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

Deferred income tax asset valuation allowances

Valuation allowances for deferred income tax assets totaled $18.6 million at September 30, 2004, representing 26% of deferred income tax assets before the allowances. The net changes in the valuation allowances increased income tax expense by $2.1 million in 2004 and $4.5 million in 2003.

We establish valuation allowances to reflect the estimated amount of deferred tax assets that might not be realized. Both positive and negative evidence are considered in forming our judgment as to whether a valuation allowance is appropriate. Our current valuation allowances are primarily for deferred tax assets associated with foreign net operating loss carryforwards. Remaining deferred tax assets are expected to be realized through future earnings. If we had made different judgments regarding the realizability of deferred tax assets associated with foreign net operating loss carryforwards, our valuation allowance and income tax expense would have decreased. If we had made different judgments regarding the realizability of other deferred tax assets, our valuation allowance and income tax expense would have increased.

Retirement healthcare benefits

The cost of retirement healthcare benefits is recognized over employee service periods using an actuarial-based attribution approach. Our liability at September 30, 2004, consisted of a benefit obligation of $82.7 million, unamortized prior service cost of $8.4 million, and unrecognized net losses of $36.3 million, resulting in a recorded net accrued benefit of $54.8 million, representing 20% of total liabilities. Our expense in 2004 consisted of service and interest costs totaling $6.4 million and other costs netting to an increase of $0.8 million, resulting in a net periodic benefit cost of $7.2 million.

To determine our net accrued benefit and net periodic benefit cost, we form judgments about the best estimate for each assumption used in the actuarial computation.

The two most important assumptions that impact the computation are the healthcare cost trend rate and the discount rate.

We assumed net healthcare cost trend rates of 10.00% in 2005, decreasing gradually to 5.00% in 2010, and remaining at 5.00% thereafter. A 1.00% increase in assumed healthcare cost trend rates would have increased the benefit obligation at the end of 2004 by $15.7 million and the total of the service and interest costs by $1.3 million in 2004. Likewise, a 1.00% decrease in the assumed healthcare cost trend rates would have decreased the benefit obligation by $12.1 million and the total of service and interest costs by $1.0 million in 2004.

We assumed discount rates of 5.79% to determine our benefit obligation at September 30, 2004, and 6.00% to determine our service and interest costs in 2004. A 1.00% increase in these discount rates would have decreased the benefit obligation at the end of 2004 by $12.8 million and the total of service and interest costs by $0.7 million in 2004. Likewise, a 1.00% decrease in these discount rates would have increased the benefit obligation by $16.9 million and the total of service and interest costs by $0.8 million in 2004.

Market Risks

Our long-term debt and interest rate swap agreements are sensitive to changes in interest rates. We monitor trends in interest rates as a basis for determining whether to enter into fixed rate or variable rate debt agreements, the duration of such agreements, and whether to use hedging strategies. Our primary objective is to minimize our long-term costs of borrowing. At September 30, 2004, our long-term debt was denominated principally in United States dollars and consisted of fixed rate agreements. However, to effectively offset our exposure to changes in the fair value of a portion of our long-term debt, we have entered into interest rate swap agreements.

Under these agreements, we are swapping fixed rate interest payments for interest payments at rates that vary with LIBOR. As measured at September 30, 2004, a hypothetical 1% immediate increase in interest rates would adversely affect our 2005 net earnings and cash flows by approximately $0.3 million and reduce the combined fair value of our long-term debt and interest rate swap agreements by approximately $1.8 million. Last year, a hypothetical 1% immediate increase in interest rates would have adversely affected our 2004 net earnings and cash flows by approximately $0.4 million and reduced the fair value of our long-term debt and interest rate swap agreements by approximately $2.8 million.

Assets, liabilities, and commitments that are to be settled in cash and are denominated in foreign currencies for transaction purposes are sensitive to changes in currency exchange rates. We monitor trends in foreign currency exchange rates and our exposure to changes in those rates as a basis for determining whether to use hedging strategies. Our primary exposures are to the European Monetary Union euro and the Japanese yen. We do not have any derivative instruments associated with foreign currency exchange rates. A hypothetical 10% immediate increase in the value of the United States dollar relative to all other currencies, when applied to September 30, 2004, balances, would adversely affect our 2005 net earnings and cash flows by approximately $0.7 million. Last year, a hypothetical 10% immediate increase in the value of the United States dollar relative to all other currencies would have adversely affected our 2004 net earnings and cash flows by $0.5 million.

Results of Operations

Sales

In thousands for the year
ended September 30,	2004	2003	2002
External net sales:
Industrial Controls	$439,801	$332,755	$408,665
Aircraft Engine Systems	270,004	253,927	271,326
Consolidated net sales	$709,805	$586,682	$679,991

2004 Compared to 2003

Consolidated net sales increased 21% in 2004 compared to 2003, attributable to the following (in millions):

•	Industrial Controls’ sales volume changes	$53
•	Incremental sales from business acquisitions	41
•	Foreign currency translation rate changes	16
•	Aircraft Engine Systems’ sales volume changes	14
•	Price changes	(1)

Industrial Controls’ sales volume changes: Incremental sales associated with the manufacture of diesel fuel injectors and pumps for one of our major customers accounted for approximately $42 million of the increase in Industrial Controls’ sales volume. We believe our acquisition of the Bryce diesel fuel injection business of Delphi Automotive Systems in June 2001 provided us with the capabilities that ultimately allowed us to pursue this opportunity. Sales of the injectors and pumps began in late 2003. The remaining $11 million increase in Industrial Controls’ sales volume, as measured before the effects of business acquisitions, resulted from increased demand across many product lines in Asia and North America.

Incremental sales from business acquisitions: We completed two acquisitions in 2003 that, on an incremental basis, increased sales by approximately $41 million in 2004 over 2003. Both acquisitions were accounted for in Industrial Controls.

Our acquisitions in 2003 expanded our position in the small, high-speed diesel engine market. Synchro-Start Products, Inc., acquired in May 2003, designed and manufactured actuators, solenoids, and controls for industrial engines and equipment. Barber-Colman Dyna Products, acquired in August 2003, manufactured and distributed controls for off-highway diesel and gas engines and mobile industrial equipment.

We also completed an acquisition of Adrenaline Research, Inc. in June 2004 to enhance our capabilities in advanced combustion electronics. We immediately integrated this acquisition into existing operations and did not separately measure the effect on sales, although we considered the effect insignificant.

Aircraft Engine Systems’ sales volume changes: External net sales of Aircraft Engine Systems increased 6% in 2004 from 2003. We attribute most of the increase to higher revenue passenger miles experienced by airlines, which has driven greater utilization of aircraft and higher aftermarket sales for us. Even at the increased levels, however, we believe commercial aircraft production and commercial airline traffic were both low in 2004 relative to recent periods-in particular, periods immediately preceding the events of September 2001. We estimate approximately half of our total sales were aftermarket sales in 2004 and 2003.

2003 Compared to 2002

Consolidated net sales decreased 14% in 2003 compared to 2002, attributable to the following (in millions):

•	Industrial Controls’ sales volume changes	$(104)
•	Incremental sales from business acquisitions	19
•	Aircraft Engine Systems’ sales volume changes	(18)
•	Foreign currency translation rate changes	15
•	Price changes	(5)

Industrial Controls’ sales volume changes: Virtually all of our OEM customers had lower shipment volumes in 2003 as compared to 2002. These decreases were most evident among customers shipping large gas turbines used in power generation. The decrease in our large gas turbine combustion product sales was in excess of 40%. Utility companies in the United States were investing in new power generation equipment at increasing levels in the few years preceding 2002 and began decreasing their investments in 2002. Our largest customer referred to this dynamic as the “U.S. power bubble,” which peaked in 2002. They also reported that their sales of large gas turbines were 43% lower in calendar year 2003 than in 2002. We believe the rapid decrease in demand from the peak sales was influenced by bankruptcies and financial difficulties of certain large utility companies, which impacted the investment plans of many utility companies. Not only were utility companies placing orders for power equipment at lower rates, but they were canceling orders already placed and paying cancellation fees to power equipment manufacturers.

Industrial Controls’ sales of products other than large gas turbine combustion products decreased an average of 20%. Companies have considerable discretion over the timing of capital equipment purchases and, as a result of general economic conditions and uncertainty about the future, were making fewer investments in 2003 than in 2002. Decreased demand for capital equipment in numerous areas-such as marine, locomotive, off-highway equipment, alternative-fuel trucks and buses, oil and gas processing, petrochemical processing, paper processing, and sugar processing-all affected our sales.

Incremental sales from business acquisitions: We completed four acquisitions in 2003 and 2002 that increased sales by $19 million in 2003 over 2002. All four acquisitions were made by Industrial Controls.

Our acquisitions in 2003 expanded our position in the small, high-speed diesel engine market. Synchro-Start Products, Inc., acquired in May 2003, designed and manufactured actuators, solenoids, and controls for industrial engines and equipment. Barber-Colman Dyna Products, acquired in August 2003, manufactured and distributed controls for off-highway diesel and gas engines and mobile industrial equipment.

Our acquisitions in 2002 enhanced our capabilities using technologies that can be leveraged to existing systems, power equipment, and market applications. Leonhard-Reglerbau Dr.-Ing. Adolf Leonhard GmbH, acquired in January 2002, specialized in the design, manufacture, and sales of control, protection, and monitoring devices for power generation equipment. Nolff’s Carburetion, Inc., acquired in March 2002, manufactured and sold natural gas and propane fuel systems for small industrial engines.

Aircraft Engine Systems’ sales volume changes: External net sales of Aircraft Engine Systems decreased 6% in 2003 from 2002. The low levels of commercial aircraft production and low levels of commercial airline traffic relative to recent periods-in particular, periods immediately preceding the events of September 2001-affected the demand for our products, reducing our sales volume. The most notable decrease in sales volumes began in the second fiscal quarter of 2002. Generally, commercial aftermarket sales held up better than OEM sales in 2003. We estimate about 51% of our total sales were aftermarket sales in 2003, compared to 46% in 2002.

Costs and Expenses

In thousands for the year
ended September 30,	2004	2003	2002
Cost of goods sold	$542,240	$450,676	$502,396
Selling, general, and administrative expenses	70,949	67,310	61,857
Research and development costs	40,057	41,565	36,734
All other expense items	12,942	13,536	12,582
Interest and other income	(5,675)	(6,344)	(4,258)
Consolidated costs and expenses	$660,513	$566,743	$609,311

2004 Compared to 2003

Cost of goods sold increased 20% in 2004 as compared to 2003, attributable to the following (in millions):

•	Increase in net sales	$95
•	Cost effects associated primarily with the lower ratio of fixed costs to variable costs	(15)
•	Changes in segment sales mix	4
•	Higher performance-based variable compensation	6
•	Other factors, net	2

Cost of goods sold would have increased $95 million in 2004 over 2003 had the increase been proportional to the 21% increase in net sales. However, cost of sales includes both variable and fixed cost components. The most significant reason cost of goods sold did not increase by $95 million was due to the operating leverage effect of the increased sales versus fixed costs.

The percent increase in Industrial Controls sales was greater than the percent increase in Aircraft Engine Systems sales. However, Industrial Controls’ average margins are not as high as those of Aircraft Engine Systems. As a result, the relative change in the sales mix from one segment to the other increased our cost of goods sold by approximately $4 million in 2004 as compared to 2003.

Among the other factors affecting cost of goods sold were workforce management costs totaling $12.4 million in 2004 and workforce management costs and related facility consolidation costs totaling $10.1 million in 2003.

Selling, general, and administrative expenses increased 5% in 2004 as compared to 2003, attributable to the following (in millions):

•	Incremental expenses of businesses acquired	$3.7
•	Higher performance-based variable compensation	3.5
•	Other factors, net	(3.6)

Among the other factors affecting selling, general, and administrative expenses were workforce management costs totaling $0.5 million in 2004 and $1.8 million in 2003.

Research and development costs decreased 4% in 2004 from 2003 due to normal variations in the timing of project expenditures.

2003 Compared to 2002

Cost of goods sold decreased 10% in 2003 as compared to 2002, attributable to the following (in millions):

•	Reduction in net sales	$(69)
•	Cost effects associated primarily with the higher ratio of fixed costs to variable costs	18
•	Other factors, net	(1)

Cost of goods sold would have decreased $69 million in 2003 from 2002 had the decrease been proportional to the 14% decrease in net sales. However, cost of sales includes both variable and fixed cost components. The most significant reason cost of goods sold did not decrease by $69 million was due to the reverse operating leverage effect of the reduced sales versus fixed costs.

Among the other factors affecting cost of goods sold were workforce management costs and related facility consolidation costs totaling $10.1 million in 2003 and workforce management costs totaling $6.9 million in 2002.

Selling, general, and administrative expenses increased 9% in 2003 as compared to 2002, attributable to the following (in millions):

•	Incremental expenses of businesses acquired	$3.6
•	Other factors, net	1.9

Among the other factors affecting selling, general, and administrative expenses were workforce management costs totaling $1.8 million in 2003 and $1.2 million in 2002.

Research and development costs increased 13% in 2003 over 2002 primarily due to increased expenditure levels for the further development of combustion control technologies and electronic controls and software technologies, including activities related to businesses acquired in 2001 and 2002.

Interest and other income increased by $2.1 million in 2003 over 2002 primarily due to gains realized in 2003 on the sale of certain product line rights ($1.2 million) and on the sale of marketable securities ($0.8 million).

Workforce Management Actions

In thousands for the year
ended September 30,	2004	2003	2002
Member termination benefits:
Industrial Controls	$12,151	$5,092	$4,032
Aircraft Engine Systems	—	3,956	4,013
Nonsegment	—	343	—
	12,151	9,391	8,045
Contractual pension termination benefits — Industrial Controls	1,800	—	—
Related costs of facility consolidation — Aircraft Engine Systems	—	2,560	—
Member termination benefits adjustments — Industrial Controls	(1,083)	—	—
Total costs of workforce management actions	$12,868	$11,951	$8,045

2004 Actions

The actions in 2004 are primarily related to the consolidation of manufacturing operations in The Netherlands and United Kingdom with existing operations in the United States and Germany. We are also consolidating a small manufacturing operation in Japan with an existing operation in China and are making sales force reductions in The Netherlands. These actions are being taken to streamline the organization by eliminating redundant manufacturing operations and to adjust the sales force in response to recent market shifts from Europe to Asia and North America. In total, approximately 250 positions will be eliminated from the three locations. We expect to substantially complete these actions by March 31, 2006.

The total expense for the 2004 actions is estimated to be approximately $17.0 million, of which $13.8 million was recognized in 2004. In addition, we reduced accrued member termination benefits from the previous year’s actions by $0.7 million as a direct result of decisions to discontinue the remaining actions from the previous year given the newly-formed consolidation plans in 2004. The termination benefits that have been expensed in 2004 are related to ongoing termination benefit plans that we provide to our members and reflect expense for member service through September 30, 2004. The contractual pension termination benefits in 2004 are related to provisions of one of our retirement pension benefit plans that provide for early retirement benefits for certain plan participants in the event of a workforce management action. The remaining estimated amount of $3.2 million is for termination benefits that will be earned by members over their remaining service period and for other costs primarily associated with moving equipment and inventory to other locations. We expect to expense the $3.2 million in 2005 and 2006.

Our cash expenses for the 2004 actions are expected to total $15.2 million, and will be paid from available cash balances in 2005 and 2006 without the need for additional borrowings. The contractual pension termination benefits are non-cash expenses.

Once fully implemented, annual savings are expected to range from $9.0 million to $11.0 million. These savings are primarily related to reduced personnel costs, although we anticipate some savings in travel and other costs due to the reduced headcount. Of the total savings, approximately 90% is expected to affect cost of goods sold and 10% selling, general, and administrative expenses. We currently expect to realize about half of the estimated savings level in the third quarter of 2005, increasing gradually thereafter through the second quarter of 2006 when virtually all of the savings is expected to be realized.

We currently plan to continue to use the facilities and equipment located in The Netherlands, United Kingdom, and Japan after the actions are completed. We own all three facilities, and each of them will have ongoing sales and service activities. In addition, the facility in the United Kingdom will remain a key development site for diesel fuel injection products. We expect to move manufacturing equipment used by the three locations to other facilities.

2003 Actions

Industrial Controls’ actions in 2003 were made to align staffing levels with expected demand and involved plans to eliminate 172 positions in various manufacturing, selling, and administrative functions worldwide. Payments associated with these actions totaled $3.1 million in 2003 and $1.1 million in 2004. In addition, the ending accrual for 2003 was reduced in 2004 by $1.1 million. We attributed $0.4 million of the accrual reduction to increased production levels and the decision to retain certain members to meet the increased demand. The remaining accrual adjustment of $0.7 million was related to members of the European operations affected by the 2004 actions and reflects the decision to discontinue the remaining 2003 actions given the newly-formed consolidation plans.

Aircraft Engine Systems’ actions in 2003 were primarily associated with the consolidation of our servovalve operations into our Rockford, Illinois, manufacturing facility to achieve production cost efficiencies. In total, 165 positions were eliminated, predominately involving direct and indirect manufacturing positions in Buffalo, New York. Payments associated with these actions totaled $3.9 million in 2003 and $0.1 million in 2004. Other costs directly associated with the consolidation of our servovalve operations totaled $2.6 million and were expensed and paid in 2003.

The benefits of the 2003 actions have been reflected in our 2004 results.

2002 Actions

Actions taken in 2002 were made to align staffing levels with expected demand and involved the elimination of 233 positions in Industrial Controls and 202 positions in Aircraft Engine Systems. The eliminated positions were predominately involved with direct and indirect manufacturing functions, although some selling and administrative functions were affected as well. Payments associated with these actions totaled $6.6 million in 2002 and $1.4 million in 2003. The benefits of these actions have been reflected in our 2004 results.

Earnings

In thousands for the year
ended September 30,	2004	2003	2002
Segment earnings (loss):
Industrial Controls	$6,437	$(11,588)	$33,294
Aircraft Engine Systems	59,192	47,615	57,226
Total segment earnings	65,629	36,027	90,520
Nonsegment expenses	(12,100)	(12,323)	(15,366)
Interest expense and income	(4,237)	(3,765)	(4,474)
Consolidated earnings before income taxes and cumulative effect of accounting change	49,292	19,939	70,680
Income taxes	17,910	7,593	25,510
Cumulative effect of accounting change	—	—	(2,489)
Consolidated net earnings	$31,382	$12,346	$42,681

2004 Compared to 2003

Industrial Controls’ segment earnings were $6.4 million in 2004 compared to a segment loss of $11.6 million in 2003. The change was attributable to the following (in millions):

•	Increase in net sales	$20
•	Cost effects associated primarily with the lower ratio of fixed costs to variable costs	8
•	Workforce management actions, net	(8)
•	Incremental expenses of businesses acquired	(6)
•	Lower research and development costs	5
•	Higher performance-based variable compensation	(4)
•	Other factors, net	3

Industrial Controls’ segment earnings would have increased by approximately $20 million in 2004 over 2003 if the change in gross margin (measured as external net sales less external cost of goods sold) had been proportional to the 32% increase in net sales. However, cost of goods sold includes both variable and fixed cost components and other expenses affecting segment earnings are relatively fixed. As a result, segment earnings benefited from the operating leverage effect of the increased sales versus fixed costs.

Industrial Controls’ workforce management actions resulted in the recognition of $12.9 million of expense in 2004 and $5.1 million in 2003, netting to a $7.8 million increase in 2004 over 2003.

Our business acquisitions in 2003 and 2004 resulted in increases in selling, general, and administrative expenses of approximately $3.7 million and in amortization expense of approximately $2.0 million in 2004 over 2003.

Industrial Controls’ research and development costs decreased in 2004 from 2003 due to variations in the timing of project expenditures, particularly for combustion control technologies that had relatively high expenditure levels in 2003.

Variable compensation was primarily driven by consolidated results in 2004 and 2003.

Among the other factors affecting the comparison of Industrial Controls’ segment earnings between 2004 and 2003 were the following items recognized in 2003: $1.1 million for the write-off of certain advance license fees, $1.0 million for lease termination expenses, and $0.7 million of expense for the transfer of an overseas pension to a different plan.

Aircraft Engine Systems’ segment earnings increased

24% in 2004 as compared to 2003, attributable to the following (in millions):

•	Increase in net sales	$4.7
•	Cost effects associated primarily with the lower ratio of fixed costs to variable costs	4.8
•	Workforce management actions, net	6.5
•	Higher performance-based variable compensation	(4.4)

Aircraft Engine Systems’ segment earnings would have increased by approximately $4.7 million in 2004 over 2003 if the change in gross margin had been proportional to the 6% increase in net sales. However, cost of goods sold includes both variable and fixed cost components and other expenses affecting segment earnings are relatively fixed. As a result, segment earnings benefited from the operating leverage effect of the increased sales versus fixed costs.

Aircraft Engine Systems’ workforce management actions resulted in the recognition of $6.5 million of expense in 2003. There were no actions or expense in 2004.

Variable compensation was primarily driven by consolidated results in 2004 and 2003.

Income taxes were provided at an effective rate on earnings before income taxes of 36.3% in 2004 compared to 38.1% in 2003. The effective rate change is primarily due to changes in the distribution of taxable earnings and losses by country.

2003 Compared to 2002

Industrial Controls’ segment loss was $11.6 million in 2003 compared to segment earnings of $33.3 million in 2002. This change was attributable to the following (in millions):

•	Decrease in net sales	$(17)
•	Effects associated primarily with the higher ratio of fixed costs to variable costs	(11)
•	Changes in selling prices	(5)
•	Increases in research and development costs	(5)
•	Incremental expenses of businesses acquired	(5)
•	Other factors, net	(2)

Industrial Controls’ segment earnings would have decreased by approximately $17 million in 2003 from 2002 if the change in gross margin had been proportional to the 19% decrease in net sales. However, cost of goods sold includes both variable and fixed cost components and other expenses affecting segment earnings are relatively fixed. As a result, the reverse operating leverage effect of the decreased sales versus fixed costs negatively affected segment earnings.

Industrial Controls’ research and development costs increased in 2003 over 2002 primarily due to increased expenditure levels for the further development of combustion control technologies and electronic controls and software technologies.

Our business acquisitions in 2002 and 2003 resulted in increases in selling, general, and administrative expenses of approximately $3.6 million and in amortization expense of approximately $1.1 million in 2003 over 2002.

Among the other factors affecting the comparison of Industrial Controls’ segment earnings between 2003 and 2002 were the following: $5.1 million for workforce management actions, $1.1 million for the write-off of certain advance license fees, $1.0 million for lease termination expenses, and $0.7 million for the transfer of an overseas pension to a different plan in 2003; and $4.0 million for workforce management actions and $3.0 million for an impairment loss on equipment in 2002.

Aircraft Engine Systems’ segment earnings decreased 17% in 2003 from 2002 attributable to the following

(in millions):

•	Decrease in net sales	$(5.4)
•	Effects associated primarily with the higher ratio of fixed costs to variable costs	(4.6)
•	Lower performance-based variable compensation	2.9
•	Workforce management actions, net	(2.5)

Aircraft Engine Systems’ segment earnings would have decreased by approximately $5.4 million in 2003 from 2002 if the change in gross margin had been proportional to the 6% decrease in net sales. However, cost of goods sold includes both variable and fixed cost components and other expenses affecting segment earnings are relatively fixed. As a result, the reverse operating leverage effect of the decreased sales versus fixed costs negatively affected segment earnings.

Aircraft Engine Systems’ variable compensation was primarily driven by consolidated results in 2003 and segment results in 2002.

Aircraft Engine Systems’ workforce management actions and related costs of facility consolidation resulted in the recognition of $6.5 million of expense in 2003 and $4.0 million in 2002, netting to a $2.5 million increase in 2003 over 2002.

Nonsegment expenses decreased in 2003 from 2002 primarily due to changes in deferred compensation expense. Certain key management members have elected to defer the payment of a portion of their compensation to future periods. Individual unfunded deferred compensation obligations that are payable in cash have been accounted for on an accrual basis by increasing or decreasing the amount of the obligation, as necessary, to reflect our actual obligation at each balance sheet date in accordance with the terms of the underlying contract. The decrease in deferred compensation expense was related to changes in these obligations, which were reflected as accrued liabilities in our consolidated balance sheets.

Income taxes were provided at an effective rate on earnings before income taxes of 38.1% in 2003 compared to 36.1% in 2002. The most significant reason for the lower rate in 2002 was related to a sale of our interest in a joint venture, which allowed us to reduce valuation allowances provided on deferred tax assets associated with a capital loss carryback.

The tax basis of the joint venture investment that was sold in 2002 exceeded its carrying value for financial reporting purposes by $3 million. Prior to the quarter of the sale, we recognized a deferred tax asset for this basis difference and, at the same time, reduced the deferred tax asset by a valuation allowance because it was more likely than not that the deferred tax asset would not be realized.

The sale of our investment in the second quarter of 2002 resulted in a slight gain for financial reporting purposes and a taxable loss of approximately $3 million. Given that we had sufficient capital gain income in the carryback period to offset the realized capital loss, we reversed the valuation allowance that same quarter.

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

Outlook

Sales and earnings are expected to increase in 2005 as compared to 2004. In particular, we anticipate higher sales volume as a result of improved market conditions for capital equipment purchases in power generation, transportation, and process industries. These higher sales are expected to result in improved segment earnings for Industrial Controls and improved consolidated earnings.

For Aircraft Engine Systems, we currently anticipate sales volume to be approximately the same in 2005 as compared to 2004. At this level, our earnings could be lower in 2005 than in 2004 as a result of changes in sales mix and development expenditures for future OEM programs. However, any decrease in earnings is expected to be more than offset by increased earnings in Industrial Controls.

While the consolidation of manufacturing operations in Europe and Asia will result in additional costs in 2005, we expect these costs will be offset by savings related to the consolidations and have minimal impact on 2005 earnings.

Financial Condition
Assets

In thousands at September 30,	2004	2003	2002
Industrial Controls	$364,584	$336,654	$286,302
Aircraft Engine Systems	205,580	217,685	219,480
Nonsegment assets	84,130	61,660	76,613
Consolidated total assets	$654,294	$615,999	$582,395

2004 Compared to 2003

Industrial Controls’ segment assets at September 30, 2004, increased over the prior year, driven by higher levels of business activity near the end of 2004 as compared to 2003, which resulted in higher accounts receivable and inventories.

Aircraft Engine Systems’ segment assets at September 30, 2004, decreased from the prior year. Accounts receivable and inventories both decreased, despite higher levels of business activity in 2004 as compared to 2003, which we attribute to normal variability in the timing of customer payments and to actions taken to improve inventory turnover. In addition, depreciation of property, plant, and equipment exceeded the level of capital expenditures in 2004.

Nonsegment assets at September 30, 2004, increased from the prior year primarily because of increases in cash and cash equivalents. Net cash flows provided by operating activities exceeded net cash flows used in investing and financing activities in 2004.

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

Aircraft Engine Systems’ segment assets at September 30, 2003, were near the prior year’s levels. Higher accounts receivable, attributed to higher sales near the end of 2003 as compared to 2002, were offset by reductions in inventories, and property, plant, and equipment. Normal variability of inventory balances accounted for the reductions in inventories and depreciation of property, plant, and equipment exceeded the level of capital expenditures in 2003.

Nonsegment assets at September 30, 2003, decreased from the prior year primarily because of reductions in net deferred income tax assets.

Other Balance Sheet Measures

In thousands at September 30,	2004	2003
Working capital	$197,524	$151,262
Long-term debt, less current portion	88,452	89,970
Other liabilities	68,709	57,215
Commitments and contingencies
Shareholders’ equity	385,861	360,804

Working capital (total current assets less total current liabilities) at September 30, 2004, increased over the previous year primarily as a result of increases in cash and cash equivalents and reductions in the current portion of long-term debt. Our cash and debt positions at September 30, 2004, reflect the results of cash flows during the year and the fact that most of our debt is represented by senior notes payable in 2006 through 2012.

Long-term debt at September 30, 2004, was near the prior year’s level. Required future payments for long-term debt principal and operating lease commitments at September 30, 2004, were as follows:

In thousands for the year(s)		2006/	2008/
ended September 30,	2005	2007	2009	Thereafter
Long-term debt	$956	$29,072	$25,251	$32,143
Operating leases	3,600	6,000	3,400	6,900

We currently have a revolving line of credit facility with a syndicate of U.S. banks totaling $100 million, with an option to increase the amount of the line to $175 million if we desire. The line of credit facility expires on March 14, 2006. In addition, we have other line of credit facilities, which totaled $26.4 million at September 30, 2004, that are generally reviewed annually for renewal. The total amount of borrowing under all facilities was $5.8 million at September 30, 2004.

Provisions of debt agreements include covenants customary to such agreements that require us to maintain specified minimum or maximum financial measures and place limitations on various investing and financing activities. The agreements also permit the lenders to accelerate repayment requirements in the event of a material adverse event. Our most restrictive covenants require us to maintain a minimum consolidated net worth, a maximum consolidated debt to consolidated operating cash flow, a maximum consolidated debt to EBITDA, and a minimum EBIT to consolidated interest expense ratio, as defined in the agreements. We were in compliance with all covenants at September 30, 2004.

Other liabilities at September 30, 2004, increased over the previous year primarily as a result of changes in net accrued retirement healthcare benefits and retirement pension benefits. Our expenses associated with these plans totaled $11.9 million and our contributions totaled $5.6 million in 2004. In addition, changes in foreign currency translation rates increased these liabilities by $1.1 million.

Commitments and contingencies at September 30, 2004, include various matters arising from the normal course of business. We are currently involved in pending or threatened litigation or other legal proceedings regarding employment, product liability, and contractual matters. We accrued for individual matters that we believe are likely to result in a loss when ultimately resolved using estimates of the most likely amount of loss. There are also individual matters that we believe the likelihood of a loss when ultimately resolved is less than likely but more than remote, which were not accrued. While it is possible that there could be additional losses that have not been accrued, we currently believe the possible additional loss in the event of an unfavorable resolution of each matter is less than $5 million in the aggregate.

We file income tax returns in various jurisdictions worldwide, which are subject to audit. We have accrued for our estimate of the most likely amount of expenses that we believe will result from income tax audit adjustments.

In the event of a change in control of the company, we may be required to pay termination benefits to certain executive officers.

Shareholders’ equity at September 30, 2004, increased 7% over the previous year. Increases due to net earnings, sales of treasury stock, and favorable foreign currency translation adjustments were partially offset by cash dividend payments and purchases of treasury stock. We purchased $1.5 million of our common stock in 2004 and $9.5 million in 2003 under a November 20, 2002, Board of Directors’ authorization to repurchase up to $20 million of our common stock in open market and private transactions. The authorization period ended November 20, 2004.

Cash Flows

In thousands for the year
ended September 30,	2004	2003	2002
Net cash provided by operating activities	$85,215	$60,775	$91,394
Net cash used in investing activities	(20,272)	(75,701)	(48,211)
Net cash provided by (used in) financing activities	(39,895)	8,325	(24,514)

2004 Compared to 2003

Net cash flows provided by operating activities increased 40% in 2004 over 2003. Both operating cash receipts and disbursements increased in 2004 over 2003 due to higher sales volume. However, cash collected from customers increased at a greater rate than cash paid to employees and other suppliers, reflecting increased earnings and normal variations in collection and payment patterns.

Net cash flows used in investing activities decreased by $55.4 million in 2004 as compared to 2003. This change primarily resulted from Industrial Controls’ business acquisitions, for which payments totaling $2.3 million were made in 2004 compared to $57.7 million in 2003.

Net cash flows for financing activities changed by $48.2 million between 2003 and 2004. Our net repayment of borrowings totaled $30.4 million in 2004 compared to increased net borrowings totaling $27.5 million in 2003. The higher borrowings in 2003 were primarily related to the use of cash for business acquisitions in 2003. In addition, we used $1.5 million of cash to acquire treasury stock in 2004, down from $9.5 million in 2003. These stock purchases were made in connection with a November 20, 2002, authorization by the Board of Directors to repurchase up to $20 million of our common stock from time to time in open market and private transactions over the two years following the authorization. Dividends were approximately the same in both years.

2003 Compared to 2002

Net cash flows provided by operating activities decreased by 34% in 2003 from 2002. Both operating cash receipts and disbursements decreased in 2003 from 2002 due to lower sales volume. However, cash collections from customers decreased at a greater rate than cash paid to employees and other suppliers, reflecting decreased earnings and normal variations in collection and payment patterns. Lower income tax payments in 2003 as compared to 2002 offset approximately half of the decrease.

Net cash flows used in investing activities increased by $27.5 million in 2003 as compared to 2002. This change primarily resulted from Industrial Controls’ business acquisitions, for which payments totaling $57.7 million were made in 2003 compared to $25.8 million in 2002. We also reduced our capital expenditures in Industrial Controls by $3.0 million and in Aircraft Engine Systems by $1.3 million.

Net cash flows for financing activities changed by $32.8 million between 2002 and 2003. Our net borrowings increased in 2003 by $27.5 million, compared to a reduction of $13.9 million in 2002. The higher borrowings are primarily related to the increase in cash used for business acquisitions in 2003 as compared to 2002. In addition, we acquired $9.5 million of treasury stock in 2003. These stock purchases were made in connection with a November 20, 2002, authorization by the Board of Directors to repurchase up to $20 million of our common stock from time to time in open market and private transactions over the two years following the authorization. Dividends were approximately the same in both years.

Outlook

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

Recent Accounting Pronouncements

In December 2003, the Financial Accounting Standards Board issued a revised Statement of Financial Accounting Standards No. 132, “Employers’ Disclosures about Pensions and Other Postretirement Benefits.” The revised Statement requires additional disclosures about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans that were not required by the original Statement. The revised Statement became effective in our first quarter 2004. Our disclosures may be found in Note 13 to the consolidated financial statements.

In May 2004, the Financial Accounting Standards Board issued FASB Staff Position 106-2, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003.” The Staff Position provides guidance on accounting for the effects of the Act, which introduced a federal subsidy to sponsors of retiree healthcare benefit plans that provide a prescription drug benefit that is at least actuarially equivalent to Medicare Part D, among other provisions. For all public companies, the guidance of the Staff Position became effective for the first interim or annual period beginning after June 15, 2004, with earlier adoption encouraged. We adopted the guidance of the Staff Position in our quarter ended June 30, 2004. Disclosures about the effects of the subsidy on our benefit obligation and net periodic benefit cost are included in Note 13 to the consolidated financial statements.

STATEMENTS OF CONSOLIDATED EARNINGS

	Year Ended September 30,
(In thousands except per share amounts)	2004	2003	2002
Net sales	$709,805	$586,682	$679,991

Costs and expenses:
Cost of goods sold	542,240	450,676	502,396
Selling, general, and administrative expenses	70,949	67,310	61,857
Research and development costs	40,057	41,565	36,734
Amortization of intangible assets	6,905	4,870	3,748
Interest expense	5,332	4,635	5,109
Interest income	(1,095)	(870)	(635)
Other income	(4,580)	(5,474)	(3,623)
Other expense	705	4,031	3,725

Total costs and expenses	660,513	566,743	609,311

Earnings before income taxes and cumulative effect of accounting change	49,292	19,939	70,680
Income taxes	17,910	7,593	25,510

Earnings before cumulative effect of accounting change	31,382	12,346	45,170
Cumulative effect of accounting change, net of income taxes	—	—	(2,489)

Net earnings	$31,382	$12,346	$42,681

Basic per share amounts:
Earnings before cumulative effect of accounting change	$2.78	$1.10	$3.99
Cumulative effect of accounting change, net of income taxes	—	—	(0.22)

Net earnings	$2.78	$1.10	$3.77

Diluted per share amounts:
Earnings before cumulative effect of accounting change	$2.71	$1.08	$3.90
Cumulative effect of accounting change, net of income taxes	—	—	(0.21)

Net earnings	$2.71	$1.08	$3.69

Weighted-average number of basic shares outstanding	11,286	11,246	11,325
Weighted-average number of diluted shares outstanding	11,565	11,389	11,577

See accompanying Notes to Consolidated Financial Statements.

Consolidated Balance Sheets

	At September 30,
(In thousands except per share amounts)	2004	2003
Assets
Current assets:
Cash and cash equivalents	$48,895	$24,058
Accounts receivable, less allowance for losses of $2,836 for 2004 and $2,601 for 2003	99,277	87,807
Inventories	138,708	126,289
Income taxes receivable	—	1,782
Deferred income taxes	16,852	14,179
Other current assets	5,064	5,157

Total current assets	308,796	259,272

Property, plant, and equipment-net	117,310	124,144
Goodwill	131,542	133,620
Other intangibles-net	85,711	85,291
Deferred income taxes	4,318	6,429
Other assets	6,617	7,243

Total assets	$654,294	$615,999

Liabilities and shareholders’ equity Current liabilities:
Short-term borrowings	$5,833	$5,774
Current portion of long-term debt	956	30,000
Accounts payable	35,207	26,703
Accrued liabilities	65,573	45,533
Income taxes payable	3,703	—

Total current liabilities	111,272	108,010

Long-term debt, less current portion	88,452	89,970
Other liabilities	68,709	57,215
Commitments and contingencies

Shareholders’ equity represented by:
Preferred stock, par value $.003 per share, authorized 10,000 shares, no shares issued	—	—
Common stock, par value $.00875 per share, authorized 50,000 shares, issued 12,160 shares	106	106
Additional paid-in capital	15,878	14,234
Accumulated other comprehensive earnings	12,038	9,625
Deferred compensation	4,461	4,377
Retained earnings	381,458	360,908

	413,941	389,250
Less: Treasury stock, at cost	23,619	24,069
Treasury stock held for deferred compensation	4,461	4,377

Total shareholders’ equity	385,861	360,804

Total liabilities and shareholders’ equity	$654,294	$615,999

See accompanying Notes to Consolidated Financial Statements.

Statements of Consolidated Cash Flows

	Year Ended September 30,
(In thousands)	2004	2003	2002
Cash flows from operating activities:
Net earnings	$31,382	$12,346	$42,681

Adjustments to reconcile net earnings to net cash provided by operating activities:
Cumulative effect of accounting change, net of income taxes	—	—	2,489
Depreciation and amortization	32,761	32,418	32,088
Contractual pension termination benefits	1,800	—	—
Impairment loss on equipment	—	—	3,000
Net loss on sale of property, plant, and equipment	319	1,613	354
ESOP compensation expense	—	1,418	1,879
Deferred income taxes	(1,988)	8,540	1,243
Reclassification of unrealized losses on derivatives to earnings	300	279	154
Changes in operating assets and liabilities, net of business acquisitions:
Accounts receivable	(9,639)	(1,759)	29,287
Inventories	(10,592)	13,725	9,028
Accounts payable and accrued liabilities	26,751	(6,031)	(20,635)
Income taxes payable	6,298	(4,695)	(14,563)
Other—net	7,823	2,921	4,389

Total adjustments	53,833	48,429	48,713

Net cash provided by operating activities	85,215	60,775	91,394

Cash flows from investing activities:
Payments for purchase of property, plant, and equipment	(18,698)	(18,802)	(22,898)
Proceeds from sale of property, plant, and equipment	367	770	439
Receipts associated with business acquisition	395	—	—
Business acquisitions, net of cash acquired	(2,336)	(57,669)	(25,752)

Net cash used in investing activities	(20,272)	(75,701)	(48,211)

Cash flows from financing activities:
Cash dividends paid	(10,832)	(10,707)	(10,731)
Proceeds from sales of treasury stock	2,875	1,043	389
Purchases of treasury stock	(1,547)	(9,503)	(286)
Net proceeds (payments) from borrowings under revolving lines	(30,391)	24,393	(25,149)
Proceeds from long-term debt	—	5,099	75,000
Payments of long-term debt	—	(2,000)	(63,737)

Net cash provided by (used in) financing activities	(39,895)	8,325	(24,514)

Effect of exchange rate changes on cash	(211)	831	617

Net change in cash and cash equivalents	24,837	(5,770)	19,286
Cash and cash equivalents, beginning of year	24,058	29,828	10,542

Cash and cash equivalents, end of year	$48,895	$24,058	$29,828

Supplemental cash flow information:
Interest expense paid	$5,696	$4,884	$2,982
Income taxes paid	9,919	3,399	38,140
Noncash investing activities:
Liabilities assumed in business acquisitions	505	5,832	5,040

See accompanying Notes to Consolidated Financial Statements.

36

STATEMENTS OF CONSOLIDATED SHAREHOLDERS’ EQUITY

	Year Ended September 30,
(In thousands except per share amounts)	2004	2003	2002
Common stock
Beginning and ending balance	$106	$106	$106

Additional paid-in capital
Beginning balance	$14,234	$13,850	$13,586
Sales of treasury stock	878	(117)	102
Deferred compensation transfer	—	335	—
Tax benefit applicable to stock options	766	166	162

Ending balance	$15,878	$14,234	$13,850

Unearned ESOP compensation
Beginning balance	$—	$1,418	$3,297
ESOP compensation expense	—	(1,418)	(1,879)

Ending balance	$—	$—	$1,418

Accumulated other comprehensive earnings
Beginning balance	$9,625	$2,823	$1,046
Foreign currency translation adjustments, net of reclassification to earnings	2,628	6,368	2,823
Reclassification of unrealized losses on derivatives to earnings	186	173	154
Minimum pension liability adjustment	(401)	261	(1,200)

Ending balance	$12,038	$9,625	$2,823

Deferred compensation
Beginning balance	$4,377	$—	$—
Deferred compensation invested in the company’s common stock	120	4,377	—
Deferred compensation settled with the company’s common stock	(36)	—	—

Ending balance	$4,461	$4,377	$—

Retained earnings
Beginning balance	$360,908	$359,248	$327,130
Net earnings	31,382	12,346	42,681
Cash dividends—$.96 per common share in 2004, $.9525 per common share in 2003, and $.93 in 2002	(10,832)	(10,707)	(10,533)
Cash dividend paid by subsidiary to minority shareholder	—	—	(198)
Tax benefit applicable to ESOP dividend	—	21	168

Ending balance	$381,458	$360,908	$359,248

Treasury stock, at cost
Beginning balance	$24,069	$19,708	$19,709
Purchases of treasury stock	1,547	9,503	286
Sales of treasury stock	(1,997)	(1,160)	(287)
Deferred compensation transfer	—	(3,982)	—

Ending balance	$23,619	$24,069	$19,708

Statements of Consolidated Shareholders’ Equity continued on next page

	Year Ended September 30,
(In thousands except per share amounts)	2004	2003	2002
Treasury stock held for deferred compensation
Beginning balance	$4,377	$—	$—
Deferred compensation transfer	—	4,317	—
Share distributions	(36)	—	—
Automatic dividend reinvestment	120	60	—

Ending balance	$4,461	$4,377	$—

Total shareholders’ equity
Beginning balance	$360,804	$354,901	$318,862

Effect of changes among components of shareholders’ equity:
Additional paid-in capital	1,644	384	264
Unearned ESOP compensation	—	1,418	1,879
Accumulated other comprehensive earnings	2,413	6,802	1,777
Deferred compensation	84	4,377	—
Retained earnings	20,550	1,660	32,118
Treasury stock, at cost	450	(4,361)	1
Treasury stock held for deferred compensation	(84)	(4,377)	—

Total effect of changes among components of shareholders’ equity	25,057	5,903	36,039

Ending balance	$$385,861	$360,804	$354,901

Total comprehensive earnings
Net earnings	$31,382	$12,346	$42,681

Other comprehensive earnings:
Foreign currency translation adjustments, net of reclassification to earnings	2,628	6,368	2,823
Reclassification of unrealized losses on derivatives to earnings	186	173	154
Minimum pension liability adjustment	(401)	261	(1,200)

Total other comprehensive earnings	2,413	6,802	1,777

Total comprehensive earnings	$33,795	$19,148	$44,458

Common stock, number of shares
Beginning and ending balance	12,160	12,160	12,160

Treasury stock, number of shares
Beginning balance	901	832	838
Purchases of treasury stock	24	229	4
Sales of treasury stock	(81)	(37)	(10)
Deferred compensation transfer	—	(123)	—

Ending balance	844	901	832

Treasury stock held for deferred compensation, number of shares
Beginning balance	124	—	—
Deferred compensation transfer	—	123	—
Share distributions	(1)	—	—
Automatic dividend reinvestment	2	1	—

Ending balance	125	124	—

See accompanying Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of dollars except per share amounts)

Note 1. Significant accounting policies:

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

Foreign currency translation: The assets and liabilities of substantially all subsidiaries outside the United States are generally translated at year-end rates of exchange, and earnings and cash flow statements are translated at weighted-average rates of exchange. Translation adjustments are accumulated with other comprehensive earnings as a separate component of shareholders’ equity and are presented net of tax effects in the statements of consolidated shareholders’ equity. The effect of changes in exchange rates on loans between consolidated subsidiaries that are not expected to be repaid in the foreseeable future are also accumulated with other comprehensive earnings.

Revenue recognition: We recognize sales when delivery of product has occurred or services have been rendered and there is persuasive evidence of a sales arrangement, selling prices are fixed or determinable, and collectibility from the customer is reasonably assured. We consider product delivery to have occurred when the customer has taken title and assumed the risks and rewards of ownership of the products. Most of our sales are made directly to customers that use our products, although we also sell products to distributors, dealers, and independent service facilities. Sales terms for distributors, dealers, and independent service facilities are identical to our sales terms for direct customers.

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

Year ended September 30,	2004	2003	2002
Reported net earnings	$31,382	$12,346	$42,681
Compensation expense using the fair value method, net of income tax benefits	1,400	1,025	910

Pro forma net earnings	$29,982	$11,321	$41,771

Reported net earnings per share amounts:
Basic	$2.78	$1.10	$3.77
Diluted	2.71	1.08	3.69
Pro forma net earnings per share amounts:
Basic	$2.66	$1.01	$3.69
Diluted	2.60	0.99	3.61

Research and development costs: Expenditures related to new product development activities are expensed when incurred and are separately reported in the statements of consolidated earnings.

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

Accounts receivable: Virtually all our sales are made on credit and result in accounts receivable, which are recorded at the amount invoiced. In the normal course of business, not all accounts receivable are collected and, therefore, we provide an allowance for losses of accounts receivable equal to the amount that we believe ultimately will not be collected. We consider customer-specific information related to delinquent accounts, past loss experience, and current economic conditions in establishing the amount of our allowance. Accounts receivable losses are deducted from the allowance and the related accounts receivable balances are written off when the receivables are deemed uncollectible. Recoveries of accounts receivable previously written off are recognized when received.

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

Goodwill: Goodwill represents the excess of the cost of an acquired entity over the net amount assigned to assets acquired and liabilities assumed. Goodwill is tested for impairment on an annual basis (as of April 1) and more often if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount.

The goodwill impairment test is a two-step process. The first step compares the fair value of a reporting unit with its carrying amount, including goodwill. If the carrying amount exceeds the fair value, the goodwill of the reporting unit is considered potentially impaired and the second step of the impairment test must be performed. The second step of the goodwill impairment test compares the implied fair value of the goodwill of the reporting unit to the carrying amount of that goodwill. If the carrying amount of goodwill exceeds the implied fair value of goodwill, an impairment loss is recognized to reduce the carrying amount to its implied fair value. In performing this step, the implied fair value is determined in the same manner as the amount of goodwill recognized when a business combination is determined.

A reporting unit is the level at which goodwill is tested for impairment. A reporting unit is an operating segment or a component one level below an operating segment if the component constitutes a business for which discrete financial information is available and segment management regularly reviews the operating results of that component. Furthermore, two or more components would be aggregated and considered a single reporting unit if the components have similar economic conditions. In our most recent impairment test, we determined our operating segments were our reporting units for purposes of our impairment tests.

Other intangibles: Other intangibles are recognized apart from goodwill whenever an acquired intangible asset arises from contractual or other legal rights, or whenever it is capable of being separated or divided from the acquired entity and sold, transferred, licensed, rented, or exchanged, either individually or in combination with a related contract, asset, or liability. An intangible other than goodwill is amortized over its estimated useful life unless that life is determined to be indefinite. Currently, all of our intangibles have an estimated useful life and are being amortized. Impairment losses are recognized if the carrying amount of an intangible subject to amortization exceeds its fair value.

Deferred compensation: Deferred compensation obligations will be settled either by delivery of a fixed number of shares of the company’s common stock (in accordance with certain eligible members’ irrevocable elections) or in cash. We have contributed shares of common stock of the company into a trust established for the future settlement of deferred compensation obligations that are payable in shares of the company’s common stock. Common stock held by the trust is reflected in the consolidated balance sheet as treasury stock held for deferred compensation, and the related deferred compensation obligation is reflected as a separate component of equity in amounts equal to the fair value of the common stock at the dates of contribution. These accounts are not adjusted for subsequent changes in fair value of the common stock. Deferred compensation obligations that will be settled in cash are accounted for on an accrual basis in accordance with the terms of the underlying contract and are reflected in the consolidated balance sheet as an accrued expense.

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

ESOP debt guarantee: We guaranteed the payment of a loan obtained by the company’s Member Investment and Stock Ownership Plan, a qualified employee stock ownership plan (ESOP), in June 1992. The proceeds of the loan were used by the plan to buy 1,027,224 shares of the company’s common stock. The original amount of the ESOP debt was included in the company’s consolidated balance sheet as long-term debt and unearned ESOP compensation, a component of shareholders’ equity. Long-term debt was reduced as loan payments were made. Unearned ESOP compensation was reduced as shares were allocated to plan participants using the shares-allocated method. At September 30, 2003, all debt had been repaid and all shares had been allocated.

Reclassifications: Certain reclassifications have been made in the 2003 and 2002 consolidated financial statements to conform to the 2004 presentation. Most significantly, research and development costs are now presented separately from cost of goods sold.

Cumulative effect of accounting change: We adopted Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” and the transition provisions of Statement No. 141, “Business Combinations,” both issued by the Financial Accounting Standards Board, on October 1, 2001. As a result of adopting these new standards, we completed the transitional goodwill impairment reviews required by the new standards and recognized an aftertax loss of $2,489 as a cumulative effect of an accounting change in 2002. In performing our impairment reviews, we estimated the fair values of the various reporting units using a present value method that discounted future cash flows as we expect marketplace participants would, and we further assessed the reasonableness of the estimates by using valuation methods based on market multiples. The resulting loss, which was related to an Industrial Controls reporting unit, was incurred to reduce goodwill to its implied fair value.

Adoption of these standards also resulted in the reclassification of $4,426 from other intangibles to goodwill on October 1, 2001. This amount was related to an assembled workforce. Based on goodwill that existed at September 30, 2001, these standards reduced amortization expense in 2002, 2003, and 2004 by approximately $4,900 per year.

New accounting standards: In December 2003, the Financial Accounting Standards Board issued a revised Statement of Financial Accounting Standards No. 132, “Employers’ Disclosures about Pensions and Other Postretirement Benefits.” The revised Statement requires additional disclosures about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans that were not required by the original statement. The revised Statement became effective in our first quarter 2004. Our disclosures may be found in Note 13.

In May 2004, the Financial Accounting Standards Board issued FASB Staff Position 106-2, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003.” The Staff Position provides guidance on accounting for the effects of the Act, which introduced a federal subsidy to sponsors of retiree healthcare benefit plans that provide a prescription drug benefit that is at least actuarially equivalent to Medicare Part D, among other provisions. For all public companies, the guidance of the Staff Position became effective for the first interim or annual period beginning after June 15, 2004, with earlier adoption encouraged. We adopted the guidance of the Staff Position in our quarter ended June 30, 2004. Disclosures about the effects of the subsidy on our benefit obligation and net periodic benefit cost are included in Note 13.

Note 2. Business acquisitions:

In June 2004, we acquired assets and assumed certain liabilities of Adrenaline Research, Inc., specialists in advanced combustion electronics. Our cost for this acquisition totaled $2,896, and we recognized $3,139 as other intangibles in the Industrial Controls segment. We are using an amortization period of seventeen years for these intangibles. If we had completed this acquisition on October 1, 2001, net sales and net earnings for 2004, 2003, and 2002 would not have been materially different from amounts reported in the statements of consolidated earnings.

In May 2003, we acquired 100 percent of the common stock of Synchro-Start Products, Inc., and in August 2003, we acquired assets and assumed certain liabilities of Barber-Colman Dyna Products, a division of Invensys Building Systems, Inc. Synchro-Start Products, Inc. specializes in the design and manufacture of actuators, solenoids, and controls for industrial engines and equipment. Barber-Colman Dyna Products manufactures and distributes controls for off-highway diesel and gas engines and mobile industrial equipment. Our cost for these acquisitions totaled $58,084, of which $12,329 was recognized as goodwill, $20,607 was recognized as customer relationships, and $5,940 was recognized as other intangibles, all in the Industrial Controls segment. We are using weighted-average amortization periods of eleven years for customer relationships, nine years for other intangibles, and eleven years in the aggregate. The total amount of goodwill is expected to be fully deductible for income tax purposes. If we had completed these acquisitions on October 1, 2001, net sales and net earnings for 2003 and 2002 would not have been materially different from amounts reported in the statements of consolidated earnings.

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

Note 3. Impairment loss on equipment:

In 2002, we reduced the carrying value of certain Industrial Controls manufacturing equipment to its estimated fair value, which was based on a present value technique involving multiple cash flow scenarios. The resulting loss totaled $3,000 and was recognized as other expense in the statement of consolidated earnings. We sold this manufacturing equipment in 2003.

Note 4. Income taxes:

Income taxes consisted of the following:

Year ended September 30,	2004	2003	2002
Current:
Federal	$12,400	$606	$16,784
State	2,481	292	2,288
Foreign	6,148	2,294	5,125
Deferred	(3,119)	4,401	1,313

	$17,910	$7,593	$25,510

Earnings before income taxes and cumulative effect of accounting change by geographical area consisted of the following:

Year ended September 30,	2004	2003	2002
United States	$39,054	$22,279	$65,463
Other countries	10,238	(2,340)	5,217

	$49,292	$19,939	$70,680

Deferred income taxes presented in the consolidated balance sheets are related to the following:

At September 30,	2004	2003
Deferred tax assets:
Postretirement and early retirement benefits	$20,304	$18,579
Foreign net operating loss carryforward	18,629	16,528
Inventory	8,531	7,490
Other	23,623	20,077
Valuation allowance	(18,629)	(16,528)

Total deferred tax assets, net of valuation allowance	52,458	46,146

Deferred tax liabilities:
Intangibles-net	(19,190)	(15,185)
Other	(12,098)	(10,353)

Total deferred tax liabilities	(31,288)	(25,538)

Net deferred tax assets	$21,170	$20,608

We are currently studying the impact of the one-time favorable foreign dividend provisions recently enacted as part of the American Jobs Creation Act of 2004. However, at September 30, 2004, based on the tax laws in effect at that time, it was our intention to continue to indefinitely reinvest $20,503 of our undistributed foreign earnings. We have not provided for taxes on these undistributed foreign earnings, which could become subject to income taxes if they are remitted as dividends, are loaned to the company, or if we sell our stock in the subsidiaries. However, we believe that foreign tax credits would largely offset any income tax that might otherwise be due.

We recorded a valuation allowance to reflect the estimated amount of deferred tax assets that may not be realized due to foreign net operating loss carryforwards. Under existing laws, these net operating losses may be carried forward indefinitely. However, we are uncertain whether we will generate taxable earnings in the particular tax jurisdictions necessary to benefit from these carryforwards. All other deferred tax assets are expected to be realized through future earnings. The changes in the valuation allowance were as follows:

Year ended September 30,	2004	2003
Beginning balance	$(16,528)	$(12,033)
Foreign net operating loss carryforward	(2,101)	(4,999)
State net operating loss carryforward	—	414
State capital loss utilization	—	90

Ending balance	$(18,629)	$(16,528)

The reasons for the differences between our effective income tax rate and the United States statutory federal income tax rate were as follows:

Percent of pretax earnings,
year ended September 30,	2004	2003	2002
Statutory rate	35.0	35.0	35.0
State income taxes, net of federal tax benefit	3.6	3.0	2.6
Foreign loss effect	2.1	9.7	2.2
Foreign tax rate differences	—	(3.3)	(1.1)
Foreign sales benefits	(3.4)	(3.9)	(1.6)
ESOP dividends on allocated shares	(1.1)	(2.7)	—
Capital loss utilization	—	—	(1.5)
Other items, net	0.1	0.3	0.5

Effective rate	36.3	38.1	36.1

Note 5. Earnings per share:

Year ended September 30,	2004	2003	2002
Earnings before cumulative effect of accounting change (A)	$31,382	$12,346	$45,170

Determination of shares, in thousands:
Weighted-average shares of common stock outstanding (B)	11,286	11,246	11,325
Assumed exercise of stock options	279	143	252

Weighted-average shares of common stock outstanding assuming dilution (C)	11,565	11,389	11,577

Earnings before cumulative effect of accounting change:
Basic per share amount (A/B)	$2.78	$1.10	$3.99
Diluted per share amount (A/C)	2.71	1.08	3.90

In 2004, the weighted-average shares of common stock outstanding includes 124,965 shares for deferred compensation obligations that are payable in actual shares of our common stock.

The following stock options were outstanding during 2004, 2003, and 2002 but were not included in the computation of diluted earnings per share because the options’ exercise prices were greater than the average market price of the common shares during the respective periods:

Year ended September 30,	2004	2003	2002
Options	11,648	435,230	12,543
Weighted-average exercise price	$70.37	$47.12	$70.28

Note 6. Inventories:

At September 30,	2004	2003
Raw materials	$3,304	$6,017
Component parts	88,760	76,151
Work in process	30,237	27,237
Finished goods	16,407	16,884

	$138,708	$126,289

Note 7. Property, plant, and equipment:

At September 30,	2004	2003
Land	$10,380	$10,049
Buildings and improvements	149,361	145,779
Machinery and equipment	237,677	247,767
Construction in progress	2,044	2,239

	399,462	405,834
Less accumulated depreciation	282,152	281,690

Property, plant, and equipment-net	$117,310	$124,144

Depreciation expense totaled $25,856 in 2004, $27,548 in 2003, and $28,340 in 2002.

Note 8. Goodwill:

Year ended September 30,	2004	2003
Industrial Controls:
Beginning balance	$71,498	$53,143
Goodwill acquired	—	16,496
Reclassification	(3,491)	—
Foreign currency exchange rate changes	1,413	1,859

Ending balance	$69,420	$71,498

Aircraft Engine Systems:
Beginning and ending balance	$62,122	$62,122

Consolidated:
Beginning balance	$133,620	$115,265
Goodwill acquired	—	16,496
Reclassification	(3,491)	—
Foreign currency exchange rate changes	1,413	1,859

Ending balance	$131,542	$133,620

We finalized accounting for an August 2003 business acquisition in 2004, which resulted in a reclassification of amounts from goodwill primarily to other intangibles.

Note 9. Other intangibles-net:

At September 30,	2004	2003
Industrial Controls:
Customer relationships:
Amount acquired	$37,387	$33,610
Accumulated amortization	(6,215)	(3,615)

	31,172	29,995

Other:
Amount acquired	31,502	27,815
Accumulated amortization	(7,490)	(4,594)

	24,012	23,221

Total	$55,184	$53,216

Aircraft Engine Systems:
Customer relationships:
Amount acquired	$28,547	$28,547
Accumulated amortization	(6,027)	(5,075)

	22,520	23,472
Other:
Amount acquired	11,785	11,785
Accumulated amortization	(3,778)	(3,182)

	8,007	8,603

Total	$30,527	$32,075

Consolidated:
Customer relationships:
Amount acquired	$65,934	$62,157
Accumulated amortization	(12,242)	(8,690)

	53,692	53,467

Other:
Amount acquired	43,287	39,600
Accumulated amortization	(11,268)	(7,776)

	32,019	31,824

Total	$85,711	$85,291

Amortization expense associated with current intangibles is expected to be approximately $7,100 for 2005, $7,000 for 2006, $6,600 for 2007, $5,900 for 2008, and $5,500 for 2009.

Note 10. Short-term borrowings:

Short-term borrowings reflect borrowings under certain bank lines of credit. The total amount available under these lines of credit, including outstanding borrowings, totaled $26,426 at September 30, 2004, and $30,608 at September 30, 2003. Interest on borrowings under the lines of credit is based on various short-term rates. Several of the lines assess commitment fees. The lines, generally reviewed annually for renewal, are subject to the usual terms and conditions applied by the banks. The weighted-average interest rate for outstanding borrowings was 2.8% at September 30, 2004, 3.2% at September 30, 2003, and 4.1% at September 30, 2002.

Note 11. Long-term debt:

At September 30,	2004	2003
Senior notes—6.39%	$75,000	$75,000
Term note—5.75%	12,422	11,655
Revolving line of credit facility	—	30,000
Fair value hedge adjustments:
Interest rate swap agreements	(895)	(256)
Unrecognized discontinued hedge gains	2,881	3,571

	89,408	119,970
Less current portion	956	30,000

	$88,452	$89,970

The senior notes, which are held by multiple institutions, and the term note, which is held by a bank in Germany, are uncollateralized. Required future principal payments of the senior notes and the term note at September 30, 2004, are $956 in 2005, $14,536 in 2006, $14,536 in 2007, $14,537 in 2008, $10,714 in 2009, and $32,143 thereafter.

The revolving line of credit facility involves uncollateralized financing arrangements with a syndicate of U.S. banks. We have $100,000 available under the revolving line of credit facility and an option to increase the amount of the line to $175,000. This line of credit expires March 14, 2006. Interest rates on borrowings under the line vary with LIBOR, the money market rate, or the prime rate. At September 30, 2004, there were no outstanding borrowings against the line.

We have effectively offset our exposure to changes in the fair value of a portion of the senior notes by entering into interest rate swap agreements. Under these agreements, we are swapping interest payments related to a notional amount of $40,000 at a fixed rate of 6.39% for rates that vary with LIBOR. The timing of these payments corresponds directly with interest payments due under the senior notes and we have assessed the swaps as having no hedge ineffectiveness. As a result, the fair value of these swap agreements is shown as an adjustment of long-term debt.

We also discontinued certain interest rate swaps that were previously designated as fair value hedges of long-term debt. These actions resulted in gains that are recognized as a reduction of interest expense over the term of the associated hedged debt using the effective interest method. The unrecognized portion of the gain is presented as an adjustment to long-term debt.

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

Note 12. Accrued liabilities:

At September 30,	2004	2003
Salaries and other member benefits	$41,236	$19,066
Warranties	6,401	6,113
Taxes, other than on income	4,214	3,591
Deferred compensation	2,278	2,328
Other items—net	11,444	14,435

	$65,573	$45,533

Salaries and other member benefits include accrued termination benefits totaling $12,000 at September 30, 2004, and $2,199 at September 30, 2003. Changes in accrued termination benefits were as follows:

Year ended September 30,	2004	2003
Industrial Controls:
Beginning balance	$2,037	$1,349
Expense:
Cost of goods sold	11,611	3,832
Selling, general, and administrative expenses	540	1,260
Accrual adjustments	(1,083)	—
Foreign currency exchange rate changes	170	—
Payments	(1,275)	(4,404)

Ending balance	$12,000	$2,037

Aircraft Engine Systems:
Beginning balance	$104	$40
Expense:
Cost of goods sold	—	3,682
Selling, general, and administrative expenses	—	274
Payments	(104)	(3,892)

Ending balance	$—	$104

Nonsegment:
Beginning balance	$58	$—
Expense:
Selling, general, and administrative expenses	—	343
Payments	(58)	(285)

Ending balance	$—	$58

Consolidated:
Beginning balance	$2,199	$1,389
Expense:
Cost of goods sold	11,611	7,514
Selling, general, and administrative expenses	540	1,877
Accrual adjustments	(1,083)	—
Foreign currency exchange rate changes	170	—
Payments	(1,437)	(8,581)

Ending balance	$12,000	$2,199

Accrued termination benefits that were expensed in 2004 were primarily related to the consolidation of two European manufacturing operations with existing operations. This action is being taken to streamline the organization by eliminating redundant manufacturing operations and is expected to be substantially complete by March 31, 2006. The total expense for this action is estimated to be approximately $17,000, of which $13,800 was recognized in 2004. In addition to the $12,000 reflected in the preceding table, we recognized contractual pension termination benefits of $1,800 in 2004. The remaining estimated amount of $3,200 is for termination benefits that will be earned by members over their remaining service period and for other costs primarily associated with moving equipment and inventory to other locations.

Accrued termination benefits that were expensed in 2003 were related to actions to better align staffing levels with expected demand in Industrial Controls and to consolidate our servovalve manufacturing operations in Buffalo, New York, with existing manufacturing operations in Rockford, Illinois, to achieve cost efficiencies. The accrual for the actions in Industrial Controls was adjusted in 2004 by $1,083 and both actions are now complete. We attributed $431 of the accrual reduction to increased production levels and the decision to retain certain members to meet the increased demand. The remaining accrual adjustment of $652 was related to members of the European operations now being consolidated and reflects the decision to discontinue the remaining 2003 actions given the newly-formed consolidation plans.

Provisions of our sales agreements include product warranties customary to such agreements. We establish accruals for specifically identified warranty issues that are probable to result in future costs. We also accrue for warranty costs on a non-specific basis whenever past experience indicates a normal and predictable pattern exists. Changes in accrued product warranties were as follows:

Year ended September 30,	2004	2003
Beginning balance	$6,113	$6,356
Accruals related to warranties issued during the period	6,913	5,747
Accruals related to pre-existing warranties	(1,998)	(949)
Settlements of amounts accrued	(4,798)	(5,315)
Foreign currency exchange rate changes	171	274

Ending balance	$6,401	$6,113

Note 13. Retirement benefits:

We provide various benefits to eligible members of our company, including contributions to various defined contribution plans, pension benefits associated with defined benefit plans, and retirement healthcare benefits. The amount of expense associated with defined contribution plans totaled $11,623 in 2004, $11,010 in 2003, and $11,927 in 2002. Information regarding our retirement pension benefits and retirement healthcare benefits, using a September 30 measurement date, is provided in the tables that follow.

Policies have been established for the investment of plan assets for retirement pension benefits. In the United States, our strategy is to balance the rewards of long-term growth with the risks of adverse, short-term market behavior. Our investments are broadly diversified so as to limit the impact on the total portfolio of losses in individual securities. Target ranges for our assets are 40%-50% for United States equity investments, 12%-18% for foreign equity investments, and 35%-45% for fixed income investments. In other countries, we adhere to investment strategies which are consistent with the practices of similar pension plans. Formal investment policies in other countries are being considered. The assumptions we used for the expected long-term rate of return on plan assets was based on historical performance and adjusted to estimate the potential range of returns for the current asset allocations. The actual percentage of the fair value of total plan assets for retirement pension benefits were as follows:

	United States		Other Countries
At September 30,	2004	2003	2004	2003
Equity securities	60.1%	58.8%	71.6%	67.8%
Fixed income securities	39.4%	39.7%	12.0%	13.6%
Insurance contracts	—	—	12.7%	15.4%
Other	0.5%	1.5%	3.7%	3.2%

Total	100.0%	100.0%	100.0%	100.0%

Estimated benefit payments to be made over the next ten years, with retirement healthcare benefit payments presented net of estimated participant contributions, are as follows:

	Retirement Pension Benefits		Retirement
	United	Other	Healthcare
Year ending September 30,	States	Countries	Benefits
2005	$400	$818	$3,329
2006	420	889	3,564
2007	451	1,120	3,286
2008	487	1,220	3,412
2009	519	1,291	3,583
2010-2014	3,805	9,260	24,251

We expect contributions by the company for retirement pension benefits will be $0 in the United States and $1,909 in other countries in 2005. We also expect contributions by the company for retirement healthcare benefits will be $2,594 in 2005.

We recognized contractual pension termination benefits of $1,800 in 2004 as a result of workforce reductions that are probable during 2005 and 2006.

As part of our retirement healthcare benefits, we provide a prescription drug benefit that is at least actuarially equivalent to Medicare Part D. As a result, we are entitled to a federal subsidy that was introduced by the Medicare Prescription Drug, Improvement and Modernization Act of 2003. The effect of the subsidy reduced our accumulated postretirement benefit obligation by $7,934 at January 1, 2004, the date the Act became effective. It also reduced our net periodic postretirement benefit cost for 2004 by $843, which consisted of $189 for service cost, $356 for interest cost, and $298 for recognized actuarial gains.

For retirement healthcare benefits, we assumed net healthcare cost trend rates of 10.00% in 2005, decreasing gradually to 5.00% in 2010, and remaining at 5.00% thereafter. A 1.00% increase in assumed healthcare cost trend rates would have increased the total of the service and interest cost components by $1,262 and increased the benefit obligation at the end of the year by $15,726 in 2004. Likewise, a 1.00% decrease in the assumed rates would have decreased the total of service and interest cost components by $973 and decreased the benefit obligation by $12,149 in 2004.

	Retirement Pension Benefits				Retirement
	United States		Other Countries		Healthcare Benefits
At or for the year ended September 30,	2004	2003	2004	2003	2004	2003
Changes in benefit obligation:
Benefit obligation at beginning of year	$17,994	$17,215	$39,787	$35,545	$70,349	$58,550
Service cost	—	—	1,694	1,590	2,206	1,717
Interest cost	1,070	1,110	1,835	1,600	4,204	3,863
Contribution by plan participants	—	—	251	223	2,937	2,833
Net actuarial losses (gains)	180	39	2,312	(40)	8,326	9,796
Foreign currency exchange rate changes	—	—	2,487	2,638	208	111
Benefits paid	(389)	(370)	(1,199)	(1,769)	(5,505)	(6,521)
Contractual termination benefits	—	—	1,800	—	—	—

Benefit obligation at end of year	18,855	17,994	48,967	39,787	82,725	70,349

Changes in plan assets:
Fair value of plan assets at beginning of year	11,587	9,052	27,689	23,484	—	—
Actual return on plan assets	1,228	1,439	2,780	2,525	—	—
Foreign currency exchange rate changes	—	—	1,614	1,868	—	—
Contributions by the company	1,400	1,466	1,681	1,358	2,568	3,688
Contributions by plan participants	—	—	251	223	2,937	2,833
Benefits paid	(389)	(370)	(1,199)	(1,769)	(5,505)	(6,521)

Fair value of plan assets at end of year	13,826	11,587	32,816	27,689	—	—

Funded status	(5,029)	(6,407)	(16,151)	(12,098)	(82,725)	(70,349)
Unamortized prior service cost	7	7	(84)	(93)	(8,380)	(8,888)
Unrecognized net losses	4,040	4,317	11,124	9,701	36,286	29,247
Unamortized transition obligation	—	—	572	666	—	—
Intangible asset	—	—	(488)	—	—	—
Accumulated other comprehensive income	(1,513)	(1,273)	(682)	(292)	—	—

Net accrued benefit	$(2,495)	$(3,356)	$(5,709)	$(2,116)	$(54,819)	$(49,990)

Accumulated benefit obligation	$16,321	$14,943	$36,309	$29,267

	Retirement Pension Benefits						Retirement
	United States			Other Countries			Healthcare Benefits
	2004	2003	2002	2004	2003	2002	2004	2003	2002
Components of net periods:
Service cost	$—	$—	$—	$1,694	$1,590	$1,301	$2,206	$1,717	$1,208
Interest cost	1,070	1,110	1,035	1,835	1,600	1,378	4,204	3,863	3,443
Expected return on plan assets	(942)	(741)	(801)	(1,641)	(1,293)	(1,318)	—	—	—
Amortization of unrecognized obligation	—	—	—	98	89	85	—	—	—
Recognized losses	170	235	1	533	593	—	1,343	767	22
Recognized prior service costs	1	1	—	(9)	(8)	(8)	(508)	(508)	—
Contractual termination benefits	—	—	—	1,800	—	—	—	—	—
Settlement or curtailment losses (gains)	—	—	—	—	—	357	—	—	(304)

Net periodic benefit cost	$299	$605	$235	$4,310	$2,571	$1,795	$7,245	$5,839	$4,369

Increase (decrease) in minimum pension liability adjustment included in other comprehensive earnings	$240	$185	$1,088	$390	$(556)	$848	$—	$—	$—

Weighted-average assumptions used to determine benefit obligation at September 30:
Discount rate	5.80%	6.00%	6.50%	4.36%	4.06%	4.29%	5.79%	6.00%	6.75%
Rate of compensation increase	5.00%	5.00%	5.00%	3.02%	2.91%	3.65%	—	—	—
Weighted-average assumptions used to determine net periodic benefit cost for years ended September 30:
Discount rate	6.00%	6.50%	7.25%	4.06%	4.29%	2.50%	6.00%	6.75%	7.25%
Rate of compensation increase	5.00%	5.00%	5.00%	2.91%	3.65%	3.50%	—	—	—
Expected long-term rate of return on plan assets	8.25%	8.25%	8.25%	5.44%	5.36%	2.50%	—	—	—

Note 14. Stock option plan:

We have a stock option plan covering key management members and directors of the company. Options granted under the plan generally have a term of 10 years and vest evenly at the end of each year over four years from the date of grant. There were 2,100,000 shares of common stock authorized for issuance under the plan at September 30, 2004.

Changes in outstanding stock options were as follows:

		Weighted-Average
	Number	Exercise Price
Balance at September 30, 2001	780,818	$28.96
Options granted	178,500	49.42
Options exercised	(9,100)	29.50
Options forfeited	(13,000)	41.40
Options expired	(1,000)	69.00

Balance at September 30, 2002	936,218	32.64
Options granted	125,000	46.86
Options exercised	(34,706)	27.31
Options forfeited	(21,750)	44.96

Balance at September 30, 2003	1,004,762	34.33
Options granted	169,000	46.94
Options exercised	(81,248)	35.01
Options forfeited	(5,250)	49.25
Options expired	(3,000)	55.74

Balance at September 30, 2004	1,084,264	$36.11

The weighted-average estimated fair value of options granted during the year, as measured at their grant date, was $15.68 in 2004, $14.85 in 2003, and $16.03 in 2002. These estimates were determined using the Black-Scholes option-pricing model and the following weighted-average assumptions by grant year:

Year ended September 30,	2004	2003	2002
Risk-free interest rate	3.7%	3.4%	4.5%
Expected life	7 years	7 years	7 years
Expected volatility	37.0%	35.0%	35.0%
Expected dividend yield	2.6%	2.5%	2.8%

Information about outstanding stock options at September 30, 2004 is provided in the table below.

There were 681,937 stock options exercisable at September 30, 2003, with a weighted-average exercise price of $29.36, and 604,068 at September 30, 2002, with a weighted-average exercise price of $27.08.

		Options Outstanding		Options Exercisable
		at September 30, 2004		at September 30, 2004
			Weighted-Average
		Weighted-Average	Remaining Life		Weighted-Average
Exercise Price Range	Number	Exercise Price	in Years	Number	Exercise Price
$16.625- $24.750	393,850	$ 22.34	3.3	393,850	$ 22.34
$30.594- $41.813	258,810	$ 36.28	4.6	231,935	$ 35.64
$46.420- $59.000	420,625	$ 48.01	8.1	110,249	$ 49.22
$69.220- $73.700	10,979	$ 70.44	6.6	10,979	$ 70.44

	1,084,264	$ 36.11	5.5	747,013	$ 31.14

Note 15. Shareholder rights plan:

We have a shareholder rights plan to protect shareholders against unsolicited attempts to acquire control of the company that do not offer what the Board of Directors believes to be an adequate price to all shareholders. In connection with this plan, a dividend of one preferred stock purchase right for each outstanding share of common stock was paid to shareholders in February 1996. Each right entitles its holder to purchase from the company one-four hundredth of a share of Series A Preferred Stock, par value $.003 per share, at a price of $75.00 (subject to adjustment, and restated for the January 1997 stock split). The rights may not be exercised or transferred apart from the company’s common stock until 10 days after it is announced that a person or group has acquired 15% or more of the outstanding common stock or 15 business days after it is announced that there is an offer (or an intent to make an offer) by a person or group to acquire 15% or more of the outstanding common stock. The Board of Directors may extend the 15 business day period referred to above and may redeem the rights in whole (but not in part) at a redemption price of $.003 per right at any time prior to an acquisition of 15% or more of the outstanding common stock by a person or group. The rights expire on January 17, 2006.

Note 16. Accumulated other comprehensive earnings:

Accumulated other comprehensive earnings, which totaled $12,038 at September 30, 2004, and $9,625 at September 30, 2003, consisted of the following items:

Year ended September 30,	2004	2003
Accumulated foreign currency translation adjustments:
Beginning balance	$11,611	$5,243
Translation adjustments	4,237	10,271
Taxes associated with translation adjustments	(1,609)	(3,903)

Ending balance	$14,239	$11,611

Accumulated unrealized derivative losses:
Beginning balance	$(1,047)	$(1,220)
Reclassification to interest expense	300	279
Taxes associated with interest reclassification	(114)	(106)

Ending balance	$(861)	$(1,047)

Accumulated minimum pension liability adjustments:
Beginning balance	$(939)	$(1,200)
Minimum pension liability adjustment	(680)	421
Taxes associated with minimum pension liability adjustments	279	(160)

Ending balance	$(1,340)	$(939)

Note 17. Leases:

We have entered into operating leases for certain facilities and equipment with terms in excess of one year. Future minimum rental payments required under these leases are approximately $3,600 in 2005, $3,300 in 2006, $2,700 in 2007, $1,800 in 2008, $1,600 in 2009, and $6,900 thereafter. Rent expense for all operating leases totaled $4,239 in 2004, $4,125 in 2003, and $4,507 in 2002.

Note 18. Contingencies:

We are currently involved in pending or threatened litigation or other legal proceedings regarding employment, product liability, and contractual matters arising from the normal course of business. We accrued for individual matters that we believe are likely to result in a loss when ultimately resolved using estimates of the most likely amount of loss. There are also individual matters that we believe the likelihood of a loss when ultimately resolved is less than likely but more than remote, which were not accrued. While it is possible that there could be additional losses that have not been accrued, we currently believe the possible additional loss in the event of an unfavorable resolution of each matter is less than $5,000 in the aggregate.

We file income tax returns in various jurisdictions worldwide, which are subject to audit. We have accrued for our estimate of the most likely amount of expenses that we believe will result from income tax audit adjustments.

In the event of a change in control of the company, we may be required to pay termination benefits to certain executive officers.

Note 19. Financial instruments:

The estimated fair values of our financial instruments were as follows:

At September 30,	2004	2003
Cash and cash equivalents	$48,895	$24,058
Interest rate swap agreements	(895)	(256)
Short-term borrowings	(5,833)	(5,774)
Long-term debt, including current portion	(93,947)	(123,521)

The fair values of cash and cash equivalents, short-term borrowings, and long-term debt at variable interest rates were assumed to be equal to their carrying amounts. Cash and cash equivalents have short-term maturities, short-term borrowings have short-term maturities and market interest rates, and long-term debt at variable interest rates is repriced frequently at market rates of interest. Interest rate swap agreements are carried at their fair value, which is estimated based on proprietary models used by financial institutions that rely on assumptions regarding past, present, and future market conditions. The fair value of long-term debt at fixed interest rates was estimated based on a model that discounted future principal and interest payments at interest rates available to the company at the end of the year for similar debt of the same maturity. The weighted-average interest rates used to estimate the fair value of long-term debt at fixed interest rates were 4.28% at September 30, 2004, and 4.62% at September 30, 2003.

Note 20. Segment information:

Our operations are organized based on the nature of products and related services provided and consist of two operating segments-Industrial Controls and Aircraft Engine Systems. Industrial Controls provides energy control systems and components primarily to OEMs of industrial engines, turbines, and other power equipment. Aircraft Engine Systems provides energy control systems and components primarily to OEMs of aircraft engines.

The accounting policies of the segments are the same as those described in Note 1. Intersegment sales and transfers are made at established intersegment selling prices generally intended to approximate selling prices to unrelated parties. Our determination of segment earnings does not reflect allocations of certain corporate expenses, which we designate as nonsegment expenses, and is before interest expense, interest income, income taxes, and the cumulative effect of accounting change.

Segment assets consist of accounts receivable, inventories, property, plant, and equipment-net, goodwill, and other intangibles-net. Summarized financial information for our segments follows:

At or for the year ended
September 30,	2004	2003	2002
Industrial Controls:
External net sales	$439,801	$332,755	$408,665
Intersegment sales	849	697	842
Segment earnings (loss)	6,437	(11,588)	33,294
Segment assets	364,584	336,654	286,302
Depreciation and amortization	21,341	18,914	16,657
Capital expenditures	13,564	11,601	14,585

Aircraft Engine Systems:
External net sales	$270,004	$253,927	$271,326
Intersegment sales	2,193	2,016	2,752
Segment earnings	59,192	47,615	57,226
Segment assets	205,580	217,685	219,480
Depreciation and amortization	10,276	11,464	13,076
Capital expenditures	4,281	5,775	7,038

In addition, Industrial Controls recognized contractual pension termination benefits of $1,800 in 2004, which reduced segment earnings.

The differences between the total of segment amounts and the consolidated financial statements were as follows:

Year ended September 30,	2004	2003	2002
Total segment net sales and intersegment sales	$712,847	$589,395	$683,585
Elimination of intersegment sales	(3,042)	(2,713)	(3,594)

Consolidated net sales	$709,805	$586,682	$679,991

Total segment earnings	$65,629	$36,027	$90,520
Nonsegment expenses	(12,100)	(12,323)	(15,366)
Interest expense and income	(4,237)	(3,765)	(4,474)

Consolidated earnings before income taxes and cumulative effect of accounting change	$49,292	$19,939	$70,680

At September 30,	2004	2003	2002
Total segment assets	$570,164	$554,339	$505,782
Unallocated corporate property, plant, and equipment—net	2,384	2,812	3,385
Other unallocated assets	81,746	58,848	73,228

Consolidated total assets	$654,294	$615,999	$582,395

Differences between total depreciation and amortization and capital expenditures of our segments and the corresponding consolidated amounts reported in the statements of consolidated cash flows are due to unallocated corporate amounts.

One customer individually accounted for more than 10% of consolidated net sales in each of the years 2002 through 2004. These sales were made by both of our segments and totaled approximately $156,000 in 2004,

$151,000 in 2003, and $212,000 in 2002. In addition, a second customer individually accounted for more than 10% of consolidated net sales in 2004. These sales were made by Industrial Controls and totaled $83,000 in 2004.

External net sales by geographical area, as determined by the location of the customer invoiced, were as follows:

Year ended September 30,	2004	2003	2002
United States	$413,901	$332,986	$403,864
Other countries	295,904	253,696	276,127

	$709,805	$586,682	$679,991

Property, plant, and equipment-net by geographical area, as determined by the physical location of the assets, were as follows:

At September 30,	2004	2003
United States	$84,091	$92,326
Other countries	33,219	31,818

	$117,310	$124,144

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
Woodward Governor Company

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, cash flows and shareholders’ equity present fairly, in all material respects, the financial position of Woodward Governor Company and its subsidiaries at September 30, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 to the consolidated financial statements, effective October 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (SFAS No. 142).

PricewaterhouseCoopers LLP

November 1, 2004

Selected Quarterly Financial Data (Unaudited)

	2004 Fiscal Quarters				2003 Fiscal Quarters
(In thousands except per share amounts)	First	Second	Third	Fourth	First	Second	Third	Fourth
Net sales	$158,973	$172,951	$180,496	$197,385	$144,825	$146,159	$141,637	$154,061
Gross profit	41,284	42,888	45,064	38,329	35,881	34,929	30,845	34,351
Earnings (loss) before income tax	12,021	14,589	13,218	9,464	10,104	7,418	(408)	2,825
Net earnings (loss)	7,393	9,105	8,213	6,671	6,265	4,511	(165)	1,735
Net earnings (loss):
Per basic share	0.66	0.81	0.73	0.59	0.55	0.40	(0.01)	0.15
Per diluted share	0.65	0.79	0.71	0.57	0.55	0.40	(0.01)	0.15
Cash dividends per share	0.24	0.24	0.24	0.24	0.2325	0.24	0.24	0.24
Common stock price per share:
High	57.65	65.00	73.72	72.69	49.45	44.68	44.43	50.30
Low	43.02	54.26	59.04	54.75	35.00	32.81	34.04	40.19
Close	56.83	63.74	72.11	67.49	43.50	34.83	43.01	43.39

Notes:

1. Gross profit represents net sales less cost of goods sold. Certain reclassifications have been made to cost of goods sold on a quarterly basis to conform to the presentation in our statements of consolidated earnings for the year ended September 30, 2004.

2. Earnings (loss) before income taxes included the effects of workforce management actions in 2003 and 2004 to consolidate certain facilities and better align staffing levels with expected demand. Our workforce management costs consisted of the following:

	2004 Fiscal Quarters				2003 Fiscal Quarters
(In thousands)	First	Second	Third	Fourth	First	Second	Third	Fourth
Member termination benefits	$151	$—	$—	$12,000	$2,854	$2,200	$1,841	$2,496
Contractual pension termination benefits	—	—	—	1,800	—	—	—	—
Related costs of facility consolidation	—	—	—	—	—	500	1,500	560
Member termination benefits adjustments	(83)	(348)	—	(652)	—	—	—	—

Total workforce management costs	$68	$(348)	$—	$13,148	$2,854	$2,700	$3,341	$3,056

Amount of workforce management costs affecting gross profit	$50	$(288)	$—	$12,612	$2,742	$1,750	$2,905	$2,677

Selected Financial Data

(In thousands of dollars except per share amounts) for the year ended September 30,	2004	2003
Net sales	$709,805	$586,682
Earnings (loss) before cumulative effect of accounting change	31,382	12,346
Goodwill-related amortization, net of income taxes	—	—

Adjusted earnings (loss) before cumulative effect of accounting change	31,382	12,346

Basic per share amounts:
Earnings (loss) before cumulative effect of accounting change	2.78	1.10
Goodwill-related amortization, net of income taxes	—	—

Adjusted earnings (loss) before cumulative effect of accounting change	2.78	1.10

Diluted per share amounts:
Earnings (loss) before cumulative effect of accounting change	2.71	1.08
Goodwill-related amortization, net of income taxes	—	—

Adjusted earnings (loss) before cumulative effect of accounting change	2.71	1.08

Cash dividends per share	0.96	0.9525
Income taxes	17,910	7,593
Interest expense, net of interest income	4,237	3,765
Depreciation expense	25,856	27,548
Amortization expense	6,905	4,870
Capital expenditures	18,698	18,802
Effective income tax rate	36.3%	38.1%
Adjusted earnings (loss) as percent of sales	4.4%	2.1%
Adjusted earnings (loss) as percent of beginning shareholders’ equity	8.7%	3.5%
Weighted-average basic shares outstanding in thousands	11,286	11,246
Weighted-average diluted shares outstanding in thousands	11,565	11,389

at September 30,
Working capital	$197,524	$151,262
Total assets	654,294	615,999
Long-term debt, less current portion	88,452	89,970
Total debt	95,241	125,744
Shareholders’ equity	385,861	360,804
Shareholders’ equity per diluted share	33.36	31.68
Percent of debt to debt-equity	19.8%	25.8%
Worker members	3,287	3,273
Registered shareholder members	1,529	1,576

* Earnings before cumulative effect of accounting change for 2000 include a gain from the sale of business of $25,500 before income taxes and $17,082 after income taxes, or $1.52 per basic share and $1.51 per diluted share.

for the year ended
September 30,	2002	2001	2000		1999	1998	1997	1996	1995	1994
Net sales	$679,991	$678,791	$597,385		$596,904	$490,476	$442,216	$417,290	$379,736	$333,207
Earnings (loss) before cumulative effect of accounting change	45,170	53,068	46,976	*	30,829	21,592	18,140	22,178	11,936	(3,273)
Goodwill-related amortization, net of income taxes	—	2,875	2,660		2,770	1,293	578	346	245	307

Adjusted earnings (loss) before cumulative effect of accounting change	45,170	55,943	49,636		33,599	22,885	18,718	22,524	12,181	(2,966)

Basic per share amounts:
Earnings (loss) before cumulative effect of accounting change	3.99	4.69	4.17	*	2.74	1.90	1.58	1.92	1.03	(0.28)
Goodwill-related amortization, net of income taxes	—	0.25	0.24		0.24	0.12	0.05	0.03	0.02	0.03

Adjusted earnings (loss) before cumulative effect of accounting change	3.99	4.94	4.41		2.98	2.02	1.63	1.95	1.05	(0.25)

Diluted per share amounts:
Earnings (loss) before cumulative effect of accounting change	3.90	4.59	4.15	*	2.73	1.90	1.57	1.92	1.03	(0.28)
Goodwill-related amortization, net of income taxes	—	0.25	0.24		0.25	0.11	0.05	0.03	0.02	0.03

Adjusted earnings (loss) before cumulative effect of accounting change	3.90	4.84	4.39		2.98	2.01	1.62	1.95	1.05	(0.25)

Cash dividends per share	0.93	0.93	0.93		0.93	0.93	0.93	0.93	0.93	0.93
Income taxes	25,510	32,887	27,116		20,390	14,946	13,305	13,003	8,247	(1,922)
Interest expense, net of interest income	4,474	6,587	10,127		11,919	4,519	1,602	2,500	3,270	3,233
Depreciation expense	28,340	25,677	24,001		25,267	23,715	21,854	22,786	23,334	26,114
Amortization expense	3,748	7,055	6,418		6,769	2,927	983	608	452	500
Capital expenditures	22,898	26,903	27,416		22,789	20,862	21,152	21,163	18,988	16,515
Effective income tax rate	36.1%	38.3%	36.6%		39.8%	40.5%	38.6%	37.0%	40.9%	37.0%
Adjusted earnings (loss) as percent of sales	6.6%	8.2%	8.3%		5.6%	4.7%	4.2%	5.4%	3.2%	(0.9)%
Adjusted earnings (loss) as percent of beginning shareholders’ equity	14.2%	20.3%	20.5%		15.3%	10.9%	9.0%	11.4%	6.3%	(1.4)%
Weighted-average basic shares outstanding in thousands	11,325	11,318	11,263		11,272	11,340	11,482	11,570	11,623	11,765
Weighted-average diluted shares outstanding in thousands	11,577	11,561	11,318		11,292	11,379	11,525	11,570	11,623	11,765

at September 30,
Working capital	$155,440	$123,744	$100,836	$124,392	$119,506	$124,827	$121,103	$116,364	$113,751
Total assets	582,395	584,628	533,723	550,664	563,435	348,110	348,798	349,599	323,318
Long-term debt, less current portion	78,192	77,000	74,500	139,000	175,685	17,717	22,696	27,796	32,665
Total debt	96,377	105,061	118,284	180,953	213,645	30,604	42,868	62,960	61,591
Shareholders’ equity	354,901	318,862	275,624	241,992	220,102	210,614	207,995	197,903	193,846
Shareholders’ equity per diluted share	30.66	27.58	24.35	21.43	19.34	18.27	18.01	17.05	16.57
Percent of debt to debt-equity	21.4%	24.8%	30.0%	42.8%	49.3%	12.7%	17.1%	24.1%	24.1%
Worker members	3,337	3,709	3,302	3,791	3,994	3,246	3,211	3,071	3,439
Registered shareholder members	1,592	1,652	1,742	1,866	1,907	1,994	2,029	2,179	2,256

OFFICER AND INVESTOR INFORMATION

Officers

John A. Halbrook
Chairman and Chief Executive Officer

Thomas A. Gendron
President and Chief Operating Officer

Stephen P. Carter
Executive Vice President,
Chief Financial Officer and Treasurer

Dennis M. Benning
Vice President, General Manager
Fluid Systems and Controls

Donald J. Bergholz
Vice President, General Manager
Turbine Combustion Systems

Martin V. Glass
Vice President, General Manager
Aircraft Engine Systems

Gerhard Lauffer
Vice President, General Manager Electronic Controls

Timothy Loyd
Vice President

Chad R. Preiss
Vice President, General Manager Industrial Controls

Gerard Willemsen
Vice President, General Manager
Diesel Fuel Systems and European Operations

Carol J. Manning
Corporate Secretary

Investor Information

Woodward Governor Company
Corporate Headquarters

5001 North Second Street
P.O. Box 7001
Rockford, IL 61125-7001
1-815-877-7441
www.woodward.com

Transfer Agent and Registrar
American Stock Transfer &
Trust Company
New York, NY
1-800-937-5449

Correspondence and transfer requests should be sent to the following:
American Stock Transfer & Trust Company
Shareholder Services
59 Maiden Lane
New York, NY 10038

Shareholder Account Assistance

Shareholders who wish to change the address or ownership of stock, report lost certificates, eliminate duplicate mailings or for other account registration procedures and assistance should contact the Transfer Agent at the address or phone number above.

Dividend Reinvestment Plan and Direct Deposit of Dividends

Woodward offers shareholders of record a convenient Dividend Reinvestment and Direct Stock Purchase and Sale Plan. Through this Plan, shareholders have options to purchase or sell shares of Woodward stock, have their dividends automatically reinvested in Woodward common stock, and to make periodic supplemental cash payments to purchase additional shares.

For further information and an authorization form, contact the Transfer Agent at the address or phone number on this page.

Annual Meeting
January 26, 2005, at 10:00 a.m.
NIU-Rockford
8500 E. State Street
Rockford, IL 61108

Annual Report on Form 10-K
Shareholders may obtain, without charge, a single copy of Woodward’s 2004 annual report on Securities and Exchange Commission Form 10-K upon written request to the Corporate Secretary, Woodward Governor Company, Rockford, Illinois.

Stock Exchange
Nasdaq National Market
Ticker Symbol: WGOV
SEC filings are available on our website at www.woodward.com

An Equal Opportunity Employer

It is Woodward’s policy to provide equal employment opportunity for all qualified members and applicants without regard to race, color, religion, age, sex, national origin, disability, veteran’s or marital status, and to base all employment decisions so as to further this principle of equal employment opportunity.

John A. Halbrook
Chairman and Chief Executive Officer,
Woodward Governor Company

DIRECTORS
John D. Cohn
Senior Vice President, Strategic Development and Communications, Rockwell
Automation, Inc.

Paul Donovan
Retired Executive Vice President
and Chief Financial Officer,
Wisconsin Energy Corporation

Michael H. Joyce
President and Chief Operating Officer, Twin Disc, Incorporated

Mary L. Petrovich
Chief Executive Officer,
AxleTech International

Larry E. Rittenberg
Ernst & Young Professor of
Accounting & Information Systems,
University of Wisconsin

James R. Rulseh
Group Vice President,
Modine Manufacturing Company

Michael T. Yonker
Retired President and
Chief Executive Officer, Portec, Inc.